# ING Life Insurance and Annuity Company
## and its
# Variable Annuity Account C

# ING Pension IRA

## Supplement dated April 30, 2007 to your current variable annuity Contract Prospectus and Statement of Additional Information

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI.

# NOTICE OF FUND SUBSTITUTIONS

Effective July 27, 2007, and pursuant to applicable regulatory approvals, ING Life Insurance and Annuity Company (the "Company") and Variable Annuity Account C (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

| Replaced Funds | Substitute Funds |
| --- | --- |
| Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) | ING Lord Abbett Affiliated Portfolio (Class I) |
| Pioneer Equity Income VCT Portfolio (Class I) | ING Pioneer Equity Income Portfolio (Class I) |
| Pioneer Fund VCT Portfolio (Class I) | ING Pioneer Fund Portfolio (Class I) |
| Pioneer High Yield VCT Portfolio (Class I) | ING Pioneer High Yield Portfolio (Class I) |
| Pioneer Mid Cap Value VCT Portfolio (Class I) | ING Pioneer Mid Cap Value Portfolio (Class I) |

**Important Information about the Substitutions.**

- Effective July 27, 2007, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to you or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "Questions: Contacting the Company."
- **Although the total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund, you should know that the Company and its affiliates expect to collectively receive higher levels of revenue from each Substitute Fund than from the corresponding Replaced Fund. This additional revenue is primarily realized in the form of management and service fees the Substitute Funds will pay to certain of the Company's affiliates (the prospectus applicable to each Substitute Fund details these amounts). By contrast, the corresponding fees of the Replaced Funds are paid to non-ING entities. The Company therefore has a financial incentive to proceed with the substitution.**

# ING Life Insurance and Annuity Company
## Variable Annuity Account C
## ING Pension IRA
## Contract Prospectus - April 30, 2007

***The Contracts.*** The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company, we, us, our). They are issued to you, the contract holder, as either a traditional Individual Retirement Annuity (IRA) under section 408(b) of the Internal Revenue Code of 1986 as amended (Tax Code) or a Roth IRA under Tax Code section 408A. Additionally, the traditional IRA may be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contracts are not currently available as a Simple IRA under Tax Code section 408(p).

---

***Why Reading this Prospectus is Important.*** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

**Table of Contents ... page 3**

---

***Investment Options.*** The contract offers variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

| The Funds | |
|---|---|
| AIM V.I. Capital Appreciation Fund (Series I) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class) |
| AIM V.I. Core Equity Fund (Series I) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| AllianceBernstein Growth and Income Portfolio (Class A) | ING T. Rowe Price Growth Equity Portfolio (I Class) |
| Calvert Social Balanced Portfolio | ING Thornburg Value Portfolio (I Class) [1] |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING UBS U.S. Large Cap Equity Portfolio (I Class) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Van Kampen Comstock Portfolio (S Class) |
| Fidelity® VIP Growth Portfolio (Initial Class) | ING Van Kampen Equity and Income Portfolio (I Class) |
| Fidelity® VIP Overseas Portfolio (Initial Class) | ING Van Kampen Real Estate Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING VP Balanced Portfolio, Inc. (Class I) |
| ING American Century Large Company Value Portfolio (S Class) | ING VP Financial Services Portfolio (Class I) |
| ING American Century Small-Mid Cap Value Portfolio (S Class) | ING VP Global Science and Technology Portfolio(Class I) |
| ING Baron Small Cap Growth Portfolio (S Class) | ING VP Growth and Income Portfolio (Class I) |
| ING BlackRock Large Cap Growth Portfolio (Class I) | ING VP Growth Portfolio (Class I) |
| ING Davis Venture Value Portfolio (S Class) | ING VP Index Plus International Equity Portfolio (Class S) |
| ING FMR^SM Large Cap Growth Portfolio (Class I) [*][1] | ING VP Index Plus LargeCap Portfolio (Class I) |
| ING Fundamental Research Portfolio (S Class) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING GET U.S. Core Portfolio [2] | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING GNMA Income Fund (Class I) [**] | ING VP Intermediate Bond Portfolio (Class I) |
| ING JPMorgan International Portfolio (IClass) | ING VP International Equity Portfolio (Class I) |
| ING JPMorgan Mid Cap Value Portfolio (S Class) | ING VP International Value Portfolio (Class I) |
| ING JPMorgan Value Opportunities Portfolio (Class I) | ING VP MidCap Opportunities Portfolio (Class I) |
| ING Julius Baer Foreign Portfolio (Class S) | ING VP Money Market Portfolio (Class I) |
| ING Legg Mason Partners Aggressive Growth Portfolio (I Class) | ING VP Real Estate Portfolio (Class I) |
| ING Legg Mason Partners Large Cap Growth Portfolio (I Class) | ING VP Small Company Portfolio (Class I) |
| ING Lord Abbett Affiliated Portfolio (Class I) | ING VP SmallCap Opportunities Portfolio (Class I) |
| ING MFS Total Return Portfolio (Class S) | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING Marsico Growth Portfolio (Class S) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING OpCap Balanced Value Portfolio (S Class) | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING Oppenheimer Global Portfolio (I Class) | ING VP Value Opportunity Portfolio (Class I) |
| ING Oppenheimer Strategic Income Portfolio (I Class) | Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) |
| ING PIMCO Total Return Portfolio (S Class) | Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) |
| ING Pioneer Equity Income Portfolio (Class I)[3] | Oppenheimer Main Street Small Cap Fund®/VA |
| ING Pioneer Fund Portfolio (Class I) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING Pioneer High Yield Portfolio (I Class) | Pioneer Equity Income VCT Portfolio (Class I) |
| ING Pioneer Mid Cap Value Portfolio (Class I) | Pioneer Fund VCT Portfolio (Class I) |
| ING Solution 2015 Portfolio (S Class) [4] | Pioneer High Yield VCT Portfolio (Class I) |
| ING Solution 2025 Portfolio (S Class) [4] | Pioneer Mid Cap Value VCT Portfolio (Class I) |
| ING Solution 2035 Portfolio (S Class) [4] | Wanger Select |
| ING Solution 2045 Portfolio (S Class) [4] | Wanger U.S. Smaller Companies |
| ING Solution Income Portfolio (S Class) [4] | |

[*]  FMR^SM is a service mark of Fidelity Management & Research Company.
[**]  This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds."

1  This fund has changed its name to the name listed above.  See Appendix IV- Fund Descriptions for a complete list of former and current name changes.
2  The ING GET U.S. Core Portfolio is not currently available for investment.
3  This fund is scheduled to be available on May 11, 2007.
4  These portfolios are structured as fund of funds that invest directly in shares of underlying funds.  See "Fees - Fund Fees and Expenses" for additional information.

*Variable Investment Options.* These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the prior page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

*Risks Associated With Investing in the Funds.* The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 11, Appendix IV - Description of Underlying Funds, and each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

*Fixed Interest Options.*

- Guaranteed Interest Account (1992 and 1994 contracts only)
- Fixed Account
- Guaranteed Accumulation Account (2004 contracts only, where available)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Accumulation Account prospectus.

*Availability of Options.* Some funds or fixed interest options may be unavailable through your contract or in your state.

*Compensation.* We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

*Getting Additional Information.* You may obtain the April 30, 2007 Statement of Additional Information (SAI) by indicating your request on your application or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's (SEC) website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operation of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, DC 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75988. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-141040. The SAI table of contents is listed on page 45 of this prospectus. The SAI is incorporated into this prospectus by reference.

*Additional Disclosure Information.* Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

# TABLE OF CONTENTS

| | |
|---|---:|
| **Contract Overview** | **4** |
| Questions: Contacting the Company (sidebar) | |
| Sending Forms and Written Requests in Good Order (sidebar) | |
| Contract Design | |
| 2004 Contracts, 1994 Contracts and 1992 Contracts | |
| Contract Facts | |
| Contract Phases: The Accumulation Phase, The Income Phase | |
| **Fee Table** | **6** |
| **Condensed Financial Information** | **9** |
| **Variable Annuity Account C** | **9** |
| **The Company** | **9** |
| **Investment Options** | **11** |
| **Transfers Among Investment Options** | **13** |
| **Purchase** | **15** |
| **Right to Cancel** | **17** |
| **Fees** | **18** |
| **Your Account Value** | **24** |
| **Withdrawals** | **26** |
| **Systematic Distribution Options** | **28** |
| **Death Benefit** | **29** |
| **The Income Phase** | **31** |
| **Contract Distribution** | **35** |
| **Taxation** | **37** |
| **Other Topics** | **42** |
| Payment Delay or Suspension - Performance Reporting - Voting Rights - Contract Modification - Involuntary Terminations - Legal Matters and Proceedings | |
| **Contents of the Statement of Additional Information** | **45** |
| **Appendix I - Guaranteed Interest Account** | **46** |
| **Appendix II - Fixed Account** | **47** |
| **Appendix III - Guaranteed Accumulation Account** | **49** |
| **Appendix IV - Description of Underlying Funds** | **51** |
| **Appendix V - Condensed Financial Information** | **CFI – 1** |

# Contract Overview

The following is intended as a summary. Please read each section of this prospectus for additional information.

## Contract Design

The contracts described in this prospectus are individual, deferred, fixed and variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals.

## 2004 Contracts, 1994 Contracts, and 1992 Contracts

Throughout the prospectus we refer to 2004 contracts, 1994 contracts, and 1992 contracts.

**2004 Contracts.** We began selling these contracts in April, 2004 (subject to regulatory approval) and we are currently selling these contracts. You have a 2004 contract if your contract form number, located at the bottom left corner of each page of your contract begins with IRA-CDA-03.

**1994 Contracts.** We began selling these contracts in 1994 and we are currently selling these contracts in states where approval of the 2004 contract is pending. You have a 1994 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IRA-CDA-IC. In some cases the form number will appear as IRA-CDA-93, IRA-CDA-97, or IRA-CDA-98.

**1992 Contracts.** We began selling these contracts in 1992 and stopped sale of them during 1994. You have a 1992 contract if your contract form number, located on the bottom left corner of each page of your contract, begins with the letters IP-CDA-IB.

## Contract Facts

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right to Cancel."

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

**Withdrawals.** During the accumulation phase, you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. See "Withdrawals" and "Taxation." Amounts withdrawn from the Guaranteed Accumulation Account may be subject to a market value adjustment. See Appendix III.

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**Questions: Contacting the Company.** To answer your questions, contact your sales representative or write or call our Home Office at:

ING USFS Customer Service
Defined Contribution
Administration TS21
151 Farmington Avenue
Hartford, CT 06156-1258
1-800-262-3862

**Sending Forms and Written Requests in Good Order.**
If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact us or your sales representative to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

**Systematic Distribution Options.** These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

**Fees.** Certain fees are deducted from your account value. See "Fee Table" and "Fees."

**Taxation.** You will generally not pay taxes on any earnings from the annuity contracts described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs and Roth IRAs) also defer payment of taxes on earnings until they are withdrawn. Because you are considering an annuity for your IRA, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by other types of IRAs. However, annuities do provide other features and benefits that may be valuable to you. You should discuss your decision with your financial representative. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

## Contract Phases

**I. The Accumulation Phase** (accumulating dollars under your contract)

**STEP 1:** You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

**STEP 2:** You direct us to invest your purchase payment in one or more of the following investment options:

(a) Fixed Interest Options; or

(b) Variable Investment Options (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

**STEP 3:** Each subaccount you select purchases shares of its corresponding fund.



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B


**II. The Income Phase** (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract, you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- ▹ Receive income phase payments for a specified period of time or for life;
- ▹ Receive income phase payments monthly, quarterly, semi-annually or annually;
- ▹ Select an income phase option that provides for payments to your beneficiary; and
- ▹ Select income phase payments that are fixed or vary based on the performance of the variable investment options you select.

# Fee Table

**In this Section:**

▷ Maximum Contract Holder Transaction Expenses
▷ Annual Maintenance Fee
▷ Maximum Separate Account Annual Expenses
▷ Total Annual Fund Operating Expenses
▷ Hypothetical Examples
▷ Fees Deducted by the Funds

**Also see the "Fees" section for:**

▷ How, When and Why Fees are Deducted
▷ Reduction, Waiver and/or Elimination of Certain Fees
▷ Redemption Fees
▷ Premium and Other Taxes
▷ ING GET Fund Guarantee Charge

**Also see "The Income Phase" Section for:**

▷ Fees During the Income Phase

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.\* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.**

*Maximum Contract Holder Transaction Expenses*
Early Withdrawal Charge[1] (as a percentage of amount withdrawn)

Applicable to contracts issued with:

| | |
|---|---|
| Early Withdrawal Schedule A | 1% |
| Early Withdrawal Schedule B | 5% |
| Early Withdrawal Schedule C | 6% |

| | |
|---|---|
| Transfer Charges | $0.00 - $10.00[2] |

[1] This is a deferred sales charge. See "Fees - Early Withdrawal Charge" for a description of which early withdrawal charge schedule applies to each contract. The early withdrawal charge reduces over time. The total early withdrawal charge deducted will not exceed 8.5% of the total purchase payments made to the contract. These fees may be waived in certain circumstances. See the "Fees" section.

[2] During the accumulation phase, we allow you twelve free transfers among investment options each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. See "Transfers Among Investment Options."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

| | |
|---|---|
| *Annual Maintenance Fee* | $25.00[3] |

*Maximum Separate Account Annual Expenses*
(as a percentage of average account value)

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.25%[4] |
| Administrative Expense Charge | 0.00% - 0.25%[5] |
| ING GET Fund Guarantee Charge | 0.25%[6] |
| Total Separate Account Annual Expenses | 1.50% - 1.75% |

[3] The annual maintenance fee may be waived if your account value is $10,000 or greater on the day before the maintenance fee is deducted. Additionally, for 1992 contracts, if the initial purchase payment was $10,000 or greater, the annual maintenance fee is $0. See "Fees - Annual Maintenance Fee."

[4] This illustrates the maximum mortality and expense risk charge that may be deducted under the contracts. For 2004 and 1994 contracts, which we currently sell, this charge may be reduced to 1.15% under certain circumstances. See "Fees - Mortality and Expense Risk Charge."

[5] We currently do not impose this charge. However, if allowed by your contract, we reserve the right to charge up to 0.25% annually. See "Fees - Administrative Expense Charge."

[6] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee charge. We are not currently offering any series of the ING GET U.S. Core Portfolio for investment.

\* State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract without taking into account any fee waiver or expense reimbursement arrangements that may apply. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| *Total Annual Fund Operating Expenses* | Minimum | Maximum |
|---|---|---|
| (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses) | 0.34% | 1.50% |

## *Hypothetical Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, contract fees, separate account annual expenses including the annual maintenance fee of $25 (converted to a percentage of assets equal to 0.081%), and fund fees and expenses.**

***Example 1*:** The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | **(A) If you withdraw your entire account value at the end of the applicable time period:** | | | | **(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:** | | | |
|---|---|---|---|---|---|---|---|---|
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Based on Early Withdrawal Schedule A** | $311 | $951 | $1,616 | $3,393 | $311 | $951 | $1,616 | $3,393 |
| **Based on Early Withdrawal Schedule B** | $821 | $1,480 | $2,056 | $3,393 | $311 | $951 | $1,616 | $3,393 |
| **Based on Early Withdrawal Schedule C** | $923 | $1,375 | $1,836 | $3,393 | $311 | $951 | $1,616 | $3,393 |

*Example 2:*  The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

|  | (A) If you withdraw your entire account value at the end of the applicable time period: | | | | (B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*: | | | |
|---|---|---|---|---|---|---|---|---|
|  | **1 Year** | **3 Years** | **5 Years** | **10 Years** | **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| **Based on Early Withdrawal Schedule A** | $195 | $603 | $1,037 | $2,244 | $195 | $603 | $1,037 | $2,244 |
| **Based on Early Withdrawal Schedule B** | $710 | $1,151 | $1,503 | $2,244 | $195 | $603 | $1,037 | $2,244 |
| **Based on Early Withdrawal Schedule C** | $814 | $1,041 | $1,270 | $2,244 | $195 | $603 | $1,037 | $2,244 |

\* Example B will not apply during the income phase if you select a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal within five years after you begin receiving payments (or within three years for 1992 contracts). In these circumstances, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. Refer to Example A.

## Fees Deducted by the Funds

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees - Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers.  Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser.  This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser.  This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses.  See "Fees - Fund Fees and Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

# Condensed Financial Information

**Understanding Condensed Financial Information.** In Appendix V of this prospectus, we provide condensed financial information about the Variable Annuity Account C subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

# Variable Annuity Account C

We established Variable Annuity Account C (the separate account) under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas Law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund our variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940. It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company.

# The Company

ING Life Insurance and Annuity Company (the company, we, us) issues the contracts described in this prospectus and are responsible for providing each contract's insurance and annuity benefits. We are a direct, wholly owned subsidiary of Lion Connecticut Holding Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

151 Farmington Avenue
Hartford, Connecticut 06156

**Regulatory Developments – the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.**   The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.**   Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products.  This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**Product Regulation.**  Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities.  In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

# Investment Options

The contract offers variable investment options and fixed interest options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares in the funds.

▷ **Mutual Fund (fund) Descriptions.** We provide brief descriptions of the funds in Appendix IV. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

**Fixed Interest Options.** For descriptions of the fixed interest options, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.

**ING GET U.S. Core Portfolio.** An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months or longer which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. We are not currently offering any series of the ING GET fund for investment. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan.

If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

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### *Selecting Investment Options*

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Interest Account, Fixed Account and Guaranteed Accumulation Account appendices and the Guaranteed Accumulation Account prospectus.

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**Limits on Availability of Options.** Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced**.**

**Limits on How Many Investment Options You May Select.** You may select no more than 18 investment options during the accumulation phase. Each subaccount, the Fixed Account, and each classification of the Guaranteed Interest Account and Guaranteed Accumulation Account that you select is considered an investment option, even if you no longer have amounts allocated to it. For 2004 and 1994 contracts, you may select no more than ten investment options at any one time.

**Additional Risks of Investing in the Funds** *(Mixed and Shared Funding)*

**Insurance-Dedicated Funds.** *(Mixed and Shared Funding)* Most of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

- ▷ Mixed-bought for annuities and life insurance.
- ▷ Shared-bought by more than one company.

**Public Funds.** The ING GNMA Income Fund (Class I), which the subaccount buys for variable annuity contracts is also available to the general public. See "Taxation – Public Funds" for a discussion of investing in a public fund under an IRA or Roth IRA.

**Possible Conflicts of Interest.** With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

## Transfers Among Investment Options

During the accumulation phase, you may transfer amounts among the available subaccounts. We allow you 12 free transfers each calendar year. We reserve the right to charge $10.00 for each additional transfer. We currently do not impose this charge. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series.

Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers must be made in accordance with the terms of the contract. You may not make transfers once you enter the income phase. See "The Income Phase."

**Transfer Requests.** Requests may be made in writing, by telephone or, where applicable, electronically.

**Limits Imposed by Underlying Funds.** Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

**Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other contract holders.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and may extend to other Company variable annuity contracts that you own. It may also be extended to other variable annuity contracts and variable life insurance policies that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract holder's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one contract holder at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract holders or, as applicable, to all contract holders investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**The Company Intends to Modify its Excessive Trading Policy in October 2007.** At that time, the Company will begin restricting electronic transfer privileges if a contract holder (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The Company intends to notify contract holder before we implement these changes; however, failure to provide this notice will not prevent the Company from implementing these or any other changes to our excessive trading policy.

**Agreements to Share Information with Funds.** As required by Rule 22c-2 under the 1940 Act, the Company has entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract holder trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the Company's excessive trading policy. Under these agreements, the Company is required to share information regarding contract holder transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract holder transactions, this information may include personal contract holder information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract holder's transactions if the fund determines that the contract holder has violated the fund's trading policies. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund.

**Value of Transferred Dollars**. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Home Office, or if you are participating in the dollar cost averaging program, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.** To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**The Dollar Cost Averaging Program.** The 2004 and 1994 contracts permit participation in our dollar cost averaging program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain variable investment options to one or more of the subaccounts you select. The amount applied must be no less than $100 per month over a period of at least 12 months. Allocations for periods of longer than 24 months must be consented to by the Company. Dollar cost averaging is not permitted into the ING GET Fund subaccount and is not available for fixed interest options (the Fixed Account, the Guaranteed Interest Account or the Guaranteed Accumulation Account).

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in the "Contract Overview-Questions: Contacting the Company" section.

Dollar cost averaging is not available if you elect to participate in the account rebalancing program.

**The Account Rebalancing Program.** Under the 2004 contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING, USFS Customer Service, Defined Contribution Administration, ATTN: Central Rollover Unit TN21, 151 Farmington Avenue, Hartford, CT 06156-1258, phone: 1-800-262-3862, fax: 860-723-9730.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

## Purchase

**Contracts Available for Purchase.** The contracts available for purchase are intended to qualify under the Tax Code as one of the following:

▷ A traditional Individual Retirement Annuity (IRA) under Tax Code section 408(b); or

▷ A Roth IRA under Tax Code section 408A.

The traditional IRA may be used as a funding option for a Simplified Employee Pension (SEP) plan under Tax Code section 408(k). The contract is not available as a "Simple IRA" as defined in Tax Code section 408(p).

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**Eligibility.** Eligibility to contribute to a traditional IRA on a pre-tax basis or to establish a Roth IRA or to rollover or transfer from a traditional IRA to a Roth IRA depends upon your adjusted gross income.

**How to Purchase.** Complete the application and submit it and your initial purchase payment to the Company directly or through your sales representative. An account will not be set up until payment is received.

**Acceptance or Rejection of your Application.** We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

**Purchase Payment Methods.** The following purchase payment methods are allowed:

▷   Annual contributions. The initial purchase payment must be at least $5,000 and subsequent payments may be added as long as they meet our minimum requirements in place at that time. Installment purchase payments are allowed, provided that each installment purchase payment must be at least $85 (or $1,000 annually). Monthly installments must be made via automatic bank check plan (Pre-authorized Payment Plan Agreement). The first payment must be received with the application.

▷   Rollovers or transfers from one or more of the following sources:

  •   A traditional IRA under Tax Code section 408(b);
  •   A Roth IRA under Tax Code section 408A;
  •   An individual retirement account under Tax Code section 408(a) or 403(a);
  •   A tax-deferred annuity or custodial account under Tax Code section 403(b);
  •   A qualified pension or profit sharing plan under Tax Code section 401(a) or 401(k); or
  •   A governmental plan that qualifies under Tax Code section 457(b).

Rollovers or transfers must meet current minimum underwriting requirements, and subsequent rollovers or payments may be added as long as they meet our minimum requirements at time of deposit.

Rollovers and direct transfers are permitted from a 401, 403(a) 403(b) or governmental 457(b) arrangement to a traditional IRA. Distributions from these arrangements are not permitted to be transferred or rolled over to a Roth IRA. A Roth IRA can accept transfers/rollovers only from a traditional IRA, subject to payment of ordinary income tax, or from another Roth IRA.

**Factors to Consider in the Purchase Decision.** The decision to purchase the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

(1) Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

(2) Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.

(3) Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.

(4) Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Purchase in the State of New York.** The 1994 contract is not available in the State of New York.

**Allocating Purchase Payments to the Investment Options.** We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options, you may find it helpful to review the "Investment Options" section.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

## Right to Cancel

**When and How to Cancel.** You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a written notice of cancellation.

**Refunds.** We will issue you a refund within seven calendar days of our receipt of your contract and notice of cancellation. Your refund will equal all purchase payments made.

If the purchase payments for your cancelled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

**Replacement Contracts Issued After April 1, 2004.** Subject to regulatory approval of the 2004 contracts, you may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Home Office along with a notice of cancellation. Your refund will equal all purchase payments made if canceled within 10 days. After 10 days, your refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested, except in states that require return of premium throughout the free look period.

# Fees

## Types of Fees

There are five types of fees or deductions which may affect your account:

▷ **Transaction Fees**
  • Early Withdrawal Charge
  • Annual Maintenance Fee
  • Transfer Charge
  • Redemption Fees

▷ **Fees Deducted from Investments in the Separate Account**
  • Mortality and Expense Risk Charge
  • Administrative Expense Charge
  • Reduction or Elimination of Certain Fees

▷ **Fund Fees and Expenses**

▷ **Premium and Other Taxes**

▷ **ING GET Fund Guarantee Charge**

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

## Transaction Fees

### Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

**Amount.** The charge is a percentage of the amount that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your contract. The schedules are listed below and appear on your contract schedule page. The charge will never be more than 8.5% of your total purchase payments to the contract.

**Purpose**. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

### Early Withdrawal Charge Schedules

(Your contract schedule page shows which of the following early withdrawal charge schedules applies to you.)

| Schedule A | |
|---|---|
| **Contract Years** | **Early Withdrawal Charge** |
| Fewer than 1 | 1% |
| 1 or more | 0% |

**Schedule A** applies to 2004 and 1994 contracts established with amounts that were transferred or rolled over from the Company's unregistered contracts, including amounts rolled over into a Roth IRA in connection with a conduit traditional IRA and Company general account contracts issued in connection with Tax Code sections 401, 403 and governmental 457 plans. It also applies to previously-issued 1992 contracts established with amounts transferred from certain contracts issued by the Company under certain pension or profit sharing retirement plans only where you were not subject to an early withdrawal charge (deferred sales charge) under the prior contract at the time of transfer. The early withdrawal charge is based on the number of completed contract years since the date of initial payment to the new contract.

| Schedule B | |
|---|---|
| **Contract Years** | **Early Withdrawal Charge** |
| Less than 5 | 5% |
| 5 or more but fewer than 6 | 4% |
| 6 or more but fewer than 7 | 3% |
| 7 or more but fewer than 8 | 2% |
| 8 or more but fewer than 9 | 1% |
| 9 or more | 0% |

**Schedule B** applies to 1992 contracts established with amounts that were transferred from certain existing contracts issued by the Company where the contract holder had been subject to an early withdrawal charge (deferred sales charge). The beginning early withdrawal charge is based on the number of completed contract years since the initial payment to the predecessor contract.

| Schedule C | |
|---|---|
| **Contract Years** | **Early Withdrawal Charge** |
| Less than 2 | 6% |
| 2 or more but fewer than 3 | 5% |
| 3 or more but fewer than 4 | 4% |
| 4 or more but fewer than 5 | 3% |
| 5 or more but fewer than 6 | 2% |
| 6 or more but fewer than 7 | 1% |
| 7 or more | 0% |

**Schedule C** applies to 2004 and 1994 contracts established with amounts that were transferred from contracts or arrangements offered by the Company in connection with Tax Code sections 401, 403 and 457 plans (other than those contracts described above under Schedule A), and rollovers from IRAs under Tax Code sections 408 and 408A (to the extent such rollovers are allowed by the Company). Rather than assessing an early withdrawal charge on the predecessor contract, the early withdrawal charge is based on the number of completed contract years since the date of initial payment to the predecessor contract. We may also apply this early withdrawal charge schedule on this basis to certain external rollovers in a non-discriminatory manner.  See "Fees - Reduction or Elimination of Certain Fees." For amounts rolled over from non-annuity contract arrangements offered by the Company in connection with Tax Code Sections 401, 403, and 457 plans, this will normally result in there being no early withdrawal charge applicable to the new contract. Schedule C also applies to all new purchases that are not connected with an internal transfer (e.g., external rollovers or contracts established with at least a $1,000 annual contribution), and to internal rollovers from certain variable life insurance contracts funding Tax Code section 401 qualified plans.

**Waiver**. The early withdrawal charge is waived if the amount withdrawn is due to one or more of the following:

▷ Used to provide income phase payments to you;

▷ Paid due to your death;

▷ Withdrawn under a systematic distribution option (See "Systematic Distribution Options");

▷ Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months; or

▷ Withdrawn in an amount of 10% or less of your account value, provided you are at least age 59½. This waiver applies only to the first partial withdrawal in each calendar year and does not apply to full withdrawals, unless your contract is issued in the states of Washington, Florida or New Jersey. The 10% amount will be calculated using your account value as of the date the request is received in good order at our Home Office. When a systematic distribution option is selected, this provision includes any amounts paid under that election.

*Annual Maintenance Fee*

**Maximum Amount.** $25.00

**When/How.** Each year during the accumulation phase we deduct this fee on your contract anniversary. It is deducted on a pro rata basis from each subaccount and fixed interest option in which you have an allocation.

**Purpose.** This fee reimburses us for our administrative expenses related to establishing and maintaining your account.

**Reduction or Elimination.** We will eliminate the maintenance fee if your account value is $10,000 or greater on the day before the maintenance fee is deducted. For 1992 contracts, the maintenance fee is also eliminated if your initial purchase payment was $10,000 or greater.

Additionally, we may reduce or eliminate the maintenance fee if we anticipate savings on our administrative expenses for the sale because of one or more of the following:

▷ The size and type of group to whom the contract is offered; or

▷ The amount of expected purchase payments.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. Any reduction or elimination of this fee will be done according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

*Transfer Charge*

**Amount.** $0.00

During the accumulation phase, we currently allow you 12 free transfers each calendar year. We reserve the right, however, to charge $10 for each additional transfer. We currently do not impose this charge.

**Purpose.** This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

*Redemption Fees*

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

### Fees Deducted from Investments in the Separate Account

*Mortality and Expense Risk Charge*

**Maximum Amount.** This charge, on an annual basis, is equal to 1.25% of your account value invested in the subaccounts.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this fee from any fixed interest option. This charge is deducted during the accumulation phase and the income phase.

**Purpose.** This charge compensates us for the mortality and expense risks we assume under the contracts.

▷ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.
▷ The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

**Reduction.** For 2004 and 1994 contracts, which we currently sell, we will reduce this charge to 1.15% provided one or more of the following conditions are met:

(1)    The contract has remained in the accumulation phase for ten years following the initial payment;

(2)    The initial payment is $250,000 or more; or

(3)    The value of the contract is $250,000 or more on any anniversary of the date the initial purchase payment was applied.

### Administrative Expense Charge

**Amount.** 0%

We currently do not impose this charge. We reserve the right, however, to charge up to 0.25% annually of your account value invested in the subaccounts.

**When/How.** If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase and/or the income phase. If we are imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

**Purpose.** This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

### Reduction or Elimination of Certain Fees

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, the annual maintenance fee, the expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

▷ The size and type of group to whom the contract is offered;
▷ The type and frequency of administrative and sales services provided;
▷ The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
▷ Any other circumstances which reduce distribution or administrative expenses.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval. The exact amount of contract charges applicable to a particular contract will be stated in that contract.

## *Fund Fees and Expenses*

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund.  In addition, each fund deducts other expenses that may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund.  Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares.  **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract.  This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts.  **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate.  Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue.  Finally, assets allocated to unaffiliated funds generate the least amount of revenue.  The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by  a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization.  In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser.  Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds**

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

• For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

• Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2006, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

| | | | |
|---|---|---|---|
| 1) | Fidelity Investments | 6) | AIM Investments |
| 2) | Lord Abbett Funds | 7) | Calvert Funds |
| 3) | Franklin Templeton Investments | 8) | Columbia Wanger Asset Management |
| 4) | Pioneer Investments | 9) | PIMCO Funds |
| 5) | Oppenheimer Funds | 10) | AllianceBernstein |

Some of the fund families listed above may not have paid any amounts to the Company or its affiliates during 2006 in connection with the registered variable annuity contracts issued by the Company. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" (including the ING Solution portfolios). These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the investment option list on the front of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

## *Premium and Other Taxes*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct premium taxes from your account value or from your purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

### *ING GET Fund Guarantee Charge*

Various series of the ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

## Your Account Value

During the accumulation phase, your account value at any given time equals:

▷ The current dollar value of amounts held in the subaccounts which takes into account investment performance and fees deducted from the subaccounts; plus

▷ The current dollar value of amounts invested in the fixed interest options, including interest earnings to date.

**Subaccount Accumulation Units.** When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, the administrative expense charge (if any) and any other fees deducted daily from amounts in the separate account. We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the net investment factor of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

▷    The net assets of the fund held by the subaccount as of the current valuation; minus

▷    The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

▷    Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

▷    The total value of the subaccount's units at the preceding valuation; minus

▷    A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees, such as guarantee charges for the ING GET Fund, deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration, assume that your initial purchase payment to a contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

**Step 1:** You make an initial purchase payment of $5,000.

| $5, 000 Purchase Payment |
|---|

**Step 1 II**

**Step 2:**

A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

| ING Life Insurance and Annuity Company |
|---|

**Step 2 II**

| Variable Annuity Account C | | |
|---|---|---|
| Subaccount A 300 accumulation units | Subaccount B 100 accumulation units | Etc. |

II          Step 3          II

| Mutual Fund A | | Mutual Fund B |
|---|---|---|

**Step 3:** The separate account purchases shares of the applicable funds at the current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in the "Purchase" section. Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The value of subaccounts may vary day to day.

# Withdrawals

**Taxes, Fees and Other Deductions**

Amounts withdrawn may be subject to one or more of the following:

▷ **Early Withdrawal Charge** (see "Fees-Early Withdrawal Charge")

▷ **Annual Maintenance Fee** (see "Fees-Annual Maintenance Fee")

▷ **Market Value Adjustment** (see Appendix III and the Guaranteed Accumulation Account prospectus)

▷ **Redemption Fees** (see "Fees – Redemption Fees")

▷ **Tax Penalty** (see "Taxation")

▷ **Tax Withholding** (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

You may withdraw all or a portion of your account value at any time during the accumulation phase.

**Steps for Making a Withdrawal**

▷ Select the withdrawal amount.

(1) Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Interest Account (with reduced interest yield), the Fixed Account, and the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, redemption fees, and annual maintenance fee.

(2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge, redemption fees, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account or a reduced interest yield from the Guaranteed Interest Account.

▷ Select investment options. If you do not specify, we will withdraw dollars proportionally from each of your investment options.

▷ Properly complete a disbursement form and submit it to our Home Office.

See Appendices I, II, III and the Guaranteed Accumulation Account prospectus for more information about withdrawals from the fixed interest options.

**Calculation of Your Withdrawal.** We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Home Office, or on such later date as you specify on the disbursement form.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your disbursement form in good order.

**Reinvesting a Full Withdrawal.** Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your account for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount to be reinvested.

We will credit the amount reinvested proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinvested any annual maintenance fee which fell due after the withdrawal and before the reinvestment. We will reinvest in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinvest them, we will reinvest them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis. The reinvestment privilege may be used only once. Special rules may apply to reinvestments of amounts withdrawn from the Guaranteed Interest Account and the Guaranteed Accumulation Account (see Appendices I and III). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal from the Guaranteed Accumulation Account. Seek competent advice regarding the tax consequences associated with reinvestment.

# Systematic Distribution Options

**Features of a Systematic Distribution Option**

A systematic distribution option allows you to receive regular payments from the contract, without moving into the income phase.

By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

These options may be exercised at any time during the accumulation phase of the contract. The following systematic distribution options may be available:

▷ **SWO-Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account. We will not deduct an early withdrawal charge from amounts paid under SWO; however, a market value adjustment may apply to amounts paid from the Guaranteed Accumulation Account. See Appendix III and the Guaranteed Accumulation Account prospectus for more information about the market value adjustment.

▷ **ECO-Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, beginning generally at age 70½, and pay you that amount once a year. ECO is not available under Roth IRA contracts. We will not deduct an early withdrawal charge nor apply a market value adjustment to any part of your account value paid under an ECO.

**Other Systematic Distribution Options.** We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview-Questions: Contacting the Company."

**Systematic Distribution Option Availability.** If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time, and/or change the terms of future elections.

**Eligibility for a Systematic Distribution Option.** To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

**Terminating a Systematic Distribution Option.** You may revoke a systematic distribution option at any time by submitting a written request to our Home Office. Once revoked, ECO may not be elected again unless allowed under the Tax Code.

**Taxation.** Taking a withdrawal under a systematic distribution option may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

# Death Benefit

**During the Accumulation Phase.** The contract provides a death benefit in the event of your death during the accumulation phase.

**Who Receives the Death Benefit Proceeds?** If you would like certain individuals to receive the death benefit when it becomes payable, you may name them as your beneficiaries. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.** You may designate a beneficiary on your application or by contacting your sales representative or by calling us at the number listed in "Contract Overview-Questions: Contacting the Company."

**Death Benefit Amount.** The amount of the death benefit is equal to your account value as of the next time we value your account following the date on which we receive proof of your death and a payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Subject to state regulatory approval, the 2004 Contracts provide a guaranteed death benefit if the contract beneficiary elects a lump-sum distribution or an income phase payment option. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at our Home Office, plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b) The sum of payments (minus any applicable premium tax) made to your account, adjusted for withdrawals made from your account, as of the day the notice of death and request for payment are received in good order at our Home Office. The adjustment for withdrawals will be proportionate, reducing the sum of all purchase payments made in the same proportion that the account value was reduced by the withdrawal.

For amounts held in the Guaranteed Interest Account, the full annual Guaranteed Interest Rate will be credited. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative aggregate market value adjustment applies, it will be deducted only if the death benefit is paid more than six months after your death. We describe the market value adjustment in Appendix III and in the Guaranteed Accumulation Account prospectus.

This section provides information about the death benefit during the accumulation phase.

For death benefit information applicable to the income phase, see "The Income Phase."

**Death Benefit Payment Options**. Unless otherwise requested, we will mail payment to the beneficiary within seven calendar days after we receive proof of death and payment request acceptable to us. If allowed by the Tax Code, and not otherwise restricted by the contractholder, the designated beneficiary may elect to have the death benefit proceeds paid in any one of the following ways:

▷ Lump-sum payment;

▷ Payment in accordance with any of the available income phase payment options (see "The Income Phase"); or

▷ If the beneficiary is your spouse, payment in accordance with any of the available systematic distribution options (see "Systematic Distribution Options").

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

The following options are also available to the beneficiary; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leave the account value invested in the contract; or

▷ For certain contracts, leave the account value on deposit in the Company's general account, and receive monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary can withdraw the balance on deposit at any time or request to receive income payments in accordance with any of the available income phase payment options. See "The Income Phase."

Unless otherwise restricted by the contract holder, the beneficiary may choose to apply any portion of the death benefit to an annuity option or to receive a lump-sum payment

**Taxation.** The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

# The Income Phase

During the income phase you stop contributing dollars to the contract and start receiving payments from your accumulated account value.

**Initiating Income Phase Payments.** At least 30 days prior to the date you want to start receiving income phase payments, you must notify us in writing of the following:

▷ Payment start date;

▷ Payment option (see the income phase payment options table in this section);

▷ Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

▷ Choice of fixed, variable or a combination of both fixed and variable payments; and

▷ Selection of subaccounts and an assumed net investment rate (only if variable payments are elected).

We may have used the following terms in prior prospectuses:

**Annuity Phase**-Income Phase

**Annuity Option**-Income Phase Payment Option

**Annuity Payment**-Income Phase Payment

**Annuitization**-Initiating Income Phase Payments

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed.

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payments include your age (or adjusted age under some contracts), gender, account value, the income phase payment option selected, the number of guaranteed payments selected (if any), and whether you select fixed, variable or a combination of both fixed and variable income phase payments and, for variable payments, the assumed net investment rate selected.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on the subaccounts available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

**Assumed Net Investment Rate.** If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3.5%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually after deduction of fees. Payment amounts will decline if the investment performance is less than 5% after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

**Minimum Payment Amounts for 2004 Contracts (subject to regulatory approval).**

The income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $100; or

▷ Total yearly income phase payments of at least $500.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

In New York, the income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $20; or

▷ Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Minimum Payment Amounts for 1994 Contracts.**

The income phase payment option you select must result in one of the following:

▷ A first income phase payment of at least $50; or

▷ Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Minimum Payment Amounts for 1992 Contracts.**

The payment option you select must result in one of the following:

▷ A first payment of at least $20; or

▷ Total yearly payments of at least $100.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

**Restrictions on Start Dates and the Duration of Payments.** When income phase payments start, the age of the annuitant plus the number of years for which income phase payments are guaranteed must not exceed 95. Certain tax rules may also limit the length of income phase payments. For Roth IRAs those minimum distribution rules do not apply. See "Taxation."

Regardless of your income phase payment start date, your income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering this course of action.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts.

This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative expense charge from amounts held in the subaccounts. See "Fees."

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the following Income Phase Payment Options table. If a lump-sum payment is due as a death benefit, payment will be sent within seven calendar days following our receipt of proof of death and the payment request in good order at our Home Office. Any death benefit payable must be distributed to the beneficiary at least as rapidly as under the method of distribution in effect on the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options under the contract.

**Beneficiary Rights.** A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may be restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

**Calculation of Death Benefit.** We will calculate the value of any death benefit at the next valuation after we receive proof of death acceptable to us and the payment request in good order. Such value will be reduced by any payments made after the date of death.

**Taxation**. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

### *Income Phase Payment Options*
The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time. Once income phase payments begin, the income phase payment option selected may not be changed.

**Terms to Understand:**

**Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

| Lifetime Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. |
| | **Death Benefit-None:** All payments end upon the annuitant's death. |

| Lifetime Payment Options (Continued) | |
|---|---|
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5, 10, 15 or 20 years or as otherwise specified in the contract. |
| | **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. |
| | **Continuing Payments:** When you select this option you choose for either: (a) 100%, 66 $^2/_3$ % or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment will continue to the second annuitant on the annuitant's death. |
| | **Death Benefit-None:** All payments end upon the deaths of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for ten or more years as specified in the contract. |
| | **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. |
| | **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. |
| Nonlifetime Payment Option | |
| Nonlifetime-Guaranteed Payments* | **Length of Payments:** You may select payments for 3 through 30 years under 1992 contracts or 5 through 30 years under 2004 and 1994 contracts. In certain cases a lump-sum payment may be requested at any time (see below). |
| | **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge. |

**Lump-Sum Payments:** If the "Nonlifetime-Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years (for 2004 and 1994 contracts) or three years (for 1992 contracts) of payments have been completed will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees-Early Withdrawal Charge."

**Calculation of Lump-Sum Payments.** If a lump-sum payment is available to a beneficiary or to you under the income phase payment options listed in the table above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments.)

\* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

# CONTRACT DISTRIBUTION

**General.** Our subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers Inc., ("NASD") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers that have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

| | |
|---|---|
| Bancnorth Investment Group, Inc. | ING Financial Partners, Inc. |
| Directed Services LLC | ING Funds Distributor, LLC |
| Financial Network Investment Corporation | ING Investment Management Services LLC |
| Guaranty Brokerage Services, Inc. | ING Private Wealth Management LLC |
| ING America Equities, Inc. | Multi-Financial Securities Corporation |
| ING Direct Funds Limited | PrimeVest Financial Services, Inc. |
| ING DIRECT Securities, Inc. | Systematized Benefits Administrators, Inc. |
| ING Financial Markets LLC | |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** Persons who offer and sell the contracts may be paid a commission. The commissions paid range up to 7% of all amounts contributed to a contract. The Company may also pay asset-based service fees ranging up to 0.50%.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliated during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2006, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1) Symetra Investment Services, Inc.
2) AIG Financial Advisors Inc.
3) Walnut Street Securities, Inc. ®
4) Lincoln Investment Planning, Inc.
5) Securities America, Inc.
6) ING Financial Partners, Inc.
7) Financial Network Investment Corporation
8) Linsco/Private Ledger Corp.
9) Valor Insurance Agency, Inc.
10) Multi-Financial Securities Corporation
11) Edward D. Jones & Co., L.P.
12) Wachovia Securities, LLC
13) USI Securities, Inc.
14) National Planning Corporation
15) Jefferson Pilot Securities Corporation
16) Morgan Keegan and Company, Inc.
17) Cadaret, Grant & Co., Inc.
18) Tower Square Securities, Inc.
19) Financial Telesis Inc./JHW Financial & Insurance Services
20) Mutual Service Corporation
21) Huckin Financial Group, Inc.
22) Northwestern Mutual Investment Services, LLC
23) Waterstone Financial Group
24) Royal Alliance Associates, Inc.
25) NFP Securities, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your application materials.

# Taxation

## I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;

▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;

▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and

▷ We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements. For more comprehensive information contact the Internal Revenue Service (IRS).

**In this Section**

I. Introduction

II. Taxation of Qualified Contracts

III. Possible Changes in Taxation

IV. Taxation of the Company

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

**Qualified Contracts**
The contracts are available for purchase on a tax-qualified basis (qualified contracts).

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code section 408 and 408A.

## II. *Taxation of Qualified Contracts*

**General**
The contracts are designed for use as an Individual Retirement Annuity under Tax Code section 408 ("IRA") and Roth IRA under Tax Code section 408A. The tax rules applicable to IRA and Roth IRA contract holders vary according to the type of individual retirement annuity. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. IRA and Roth IRAs may be subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts as IRAs or Roth IRAs.

Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan, including IRAs and Roth IRAs, an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Public Funds.** In addition to being offered as an investment option under the contract, shares of the ING GNMA Income Fund (Class I) are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 408(b) and 408A, a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for tax purposes under Tax Code section 408(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 408(a). We believe that the contracts satisfy the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth IRA. However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 408A. You should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public through one of these contracts.

### Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

▷ The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code;
▷ You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code; or
▷ The distribution is a qualified charitable distribution as defined under the Pension Protection Act of 2006. This type of distribution is only available through the end of 2007. You should consult a competent tax advisor for further information.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following have occurred:

a) You have attained age 59½;
b) You have become disabled, as defined in the Tax Code;
c) You have died and the distribution is to your beneficiary;
d) The distribution is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
e) The distribution is made due to an IRS levy; or
f) The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO).

The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

▷ Made after the five taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
▷ Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings unless it is a qualified charitable contribution as defined under the Pension Protection Act and as described above. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including IRAs). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (IRAs only)**
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷   Start date for distributions;
▷   The time period in which all amounts in your contract(s) must be distributed; and
▷   Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷   Over your life or the joint lives of you and your designated beneficiary; or
▷   Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (IRAs and Roth IRAs)**
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed to the designated beneficiary by December 31, 2012. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷   Over the life of the designated beneficiary; or
▷   Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷   December 31 of the calendar year following the calendar year of your death; or
▷   December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs).** In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

**Assignment and Other Transfers.**

**IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

## III. Possible Changes in Taxation

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). The Pension Protection Act of 2006 made permanent pension and IRA provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

*IV. Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

## Other Topics

*Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

▷  On any valuation date when the New York Stock Exchange is closed (except customary holidays or weekends or when trading on the New York Stock Exchange is restricted);

▷  When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to determine the value of the subaccount's assets; or

▷  During any other periods the SEC permits for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

*Performance Reporting*

We may advertise different types of historical performance for the subaccounts including:

▷  Standardized average annual total returns; and

▷  Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

Standardized average annual total returns reflect deduction of all recurring charges during each period (i.e., maintenance fees (if any), mortality and expense risk charges, administrative expense charges (if any), ING GET Fund guarantee charges (if any), and any applicable early withdrawal charges).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## *Voting Rights*

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷   During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

▷   During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

## *Contract Modification*

We may modify the contract when we deem an amendment appropriate by providing you written notice 30 days before the effective date of the change. The most likely reason for a change to the contract would be to ensure compliance with applicable law. Certain changes will require the approval of appropriate state or federal regulatory authorities.

## *Involuntary Terminations*

**1992 and 1994 Contracts**: Following the completion of two contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $1,500, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge, and amounts withdrawn from the Guaranteed Interest Account, if applicable, will not receive a reduced rate of interest. Amounts withdrawn from the Guaranteed Interest Account will receive a guaranteed effective annual yield to the date of contract termination as if the amounts had remained in the Guaranteed Interest Account until the end of a guaranteed term, see Appendix I. This provision does not apply if you have initiated income phase payments.

**2004 Contracts:** Subject to state regulatory approval, following the completion of three contract years in which no purchase payments have been made, the Company reserves the right to pay the contract's current value to you if that value is less than $2,000, provided the Company gives you 90 days written notice. Such value paid may not utilize the reinvestment privilege. The full value payable to you will not be reduced by any early withdrawal charge.
Amounts withdrawn from the Guaranteed Accumulation Account will receive the greater of (a) the aggregate MVA amount from all guaranteed terms prior to the end of those terms; or (b) the applicable portion of your account value in the Guaranteed Accumulation Account. This provision does not apply if you have initiated income phase payments.

## *Legal Matters and Proceedings*

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

# Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

General Information and History

Variable Annuity Account C

Offering and Purchase of Contracts

Income Phase Payments

Sales Material and Advertising

Independent Registered Public Accounting Firm

Financial Statements of the Separate Account

Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

# Appendix I
# Guaranteed Interest Account
### (Offered under 1992 and 1994 contracts only, subject to regulatory approval)

The Guaranteed Interest Account (GIA) is an investment option available during the accumulation phase. Amounts allocated to GIA are held in a nonunitized separate account of the Company, as described below.

**General Disclosure.** Interests in GIA have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding GIA, may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of such statements. Disclosure in this appendix regarding GIA has not been reviewed by the SEC.

**Overview.** Amounts that you invest in GIA will earn a guaranteed interest rate if amounts are left in GIA for the specified period of time. Interest is credited daily at a rate that will provide the guaranteed effective yield by the end of the stated period of time. If amounts are withdrawn or transferred before the end of a stated period of time (except if pursuant to the Company's termination of the contract, see "Other Topics - Involuntary Terminations"), we will pay a reduced rate of interest, but never less than the minimum stated in the contract.

During a stated period, you may apply all or a portion of your account value to any or all available guaranteed terms within the short-term and long-term classifications.

▷  Short-Term Classification-Three years or less

▷  Long-Term Classification-Ten years or less, but greater than three years

As a guaranteed term matures, assets accumulating under GIA may be (a) transferred to a new guaranteed term, (b) transferred to the other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge and/or tax liabilities.

**Allocations to a Nonunitized Separate Account of the Company.** Amounts allocated to long-term classifications of GIA and amounts allocated to short-term classifications of GIA will be deposited in a nonunitized separate account. To the extent provided in the contract, the assets of the separate account are not chargeable with liabilities resulting from any other business of the Company. Income, gains and losses of the separate account are credited to or charged against the separate account without regard to other income, gains or losses of the Company.

**Mortality and Expense Risk Charge.** We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited interest rate.

**Transfers.** Transfers are permitted from guaranteed terms of one classification to available guaranteed terms of another classification. We will apply a reduced rate of interest to amounts transferred prior to the end of a guaranteed term. Transfers of GIA values due to a maturity are not subject to a reduced rate of interest.

**Income Phase.** By notifying us at least 30 days before income phase payments begin, you may elect to have amounts that have been accumulating under GIA transferred to one or more of the subaccounts currently available during the income phase to provide variable income phase payments. GIA cannot be used as an investment option during the income phase.

**Reinvestment Privilege.** Any amounts reinvested in GIA will be applied to the current deposit period. Amounts are proportionately reinvested to the classifications in the same manner as they were allocated before the withdrawal.

# Appendix II
# Fixed Account

**General Disclosure.**

▷ The Fixed Account is an investment option available during the accumulation phase under the contracts.

▷ Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

▷ Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.

▷ Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

▷ Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

▷ Additional information about this option may be found in the contract.

**Interest Rates.**

▷ The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company.

▷ Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

**Withdrawals.** Under certain emergency conditions, we may defer payment of any withdrawal for up to six months or as provided by applicable federal or state law. Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) The Fixed Account withdrawal value exceeds $100,000 ($250,000 for 1992 contracts); or

(b) The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

During the payment period, the interest rate credited to amounts held in the Fixed Account will be determined in the manner set forth in the contract. In no event will the interest rate be less than the guaranteed minimum stated in the contract.

**Charges.** We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

**Transfers.** During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account. Under certain contracts, the 10% minimum is assessed on the account value as of January 1 of a calendar year.

Additionally, your account value remaining in the Fixed Account may be transferred in its entirety to any other investment option if one of the following applies:

(a)  Your account value in the Fixed Account is $2,000 or less; or

(b)  You transferred the maximum amount allowed from the Fixed Account in the last four consecutive calendar years and no additional payments have been allocated to the Fixed Account during that same time period.

**Income Phase.** By notifying us at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments. The Fixed Account is not available as an investment option during the income phase.

# Appendix III
## Guaranteed Accumulation Account
( For contracts issued on or after April 1, 2004, subject to regulatory approval of the contract)

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. This appendix is only a summary of certain facts pertaining to the Guaranteed Accumulation Account. Review the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a Guaranteed Accumulation Account prospectus by writing or calling us at the address and phone number listed in "Contract Overview-Questions: Contacting the Company."

The Guaranteed Accumulation Account is not available in the states of Maryland and Washington.

**General Disclosure.** Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a market value adjustment, which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your sales representative or our Home Office to learn:

▷ The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.

▷ The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

**Deposit Periods.** A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. To have a particular interest rate and guaranteed term apply to your account dollars, you must invest them during the deposit period for which that rate and term are offered.

**Interest Rates.** We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

**Fees and Other Deductions.** If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;

▷ Tax Penalties and/or Tax Withholding. See "Taxation;"

▷ Early Withdrawal Charge. See "Fees;" or

▷ Maintenance Fee. See "Fees."

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

**Market Value Adjustment (MVA).** If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.

▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

**Guaranteed Terms.** The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your sales representative or our Home Office to learn the details about the guaranteed term(s) currently being offered. In general we offer the following guaranteed terms:

▷ Short Term-three years or fewer; and

▷ Long Term-ten years or less, but greater than three years.

At the end of a guaranteed term you may:

▷ Transfer dollars to a new guaranteed term;

▷ Transfer dollars to other available investment options; or

▷ Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this appendix.

**Transfers.** Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

**The Income Phase.** The Guaranteed Accumulation Account can not be used as an investment option during the income phase, however, by making a request in good order to our Home Office at least 30 days in advance, you may elect to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

**Reinvestment Privilege.** If amounts are withdrawn from the Guaranteed Accumulation Account and then reinvested in the Guaranteed Accumulation Account, we will apply the reinvested amount to the current deposit period. This means that the guaranteed annual interest rate and guaranteed terms available on the date of reinvestment will apply. Amounts will be reinvested proportionately in the same way as they were allocated before withdrawal. Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

# Appendix IV
## Description of Underlying Funds

### List of Fund Name Changes

| Current Fund Name | Former Fund Name |
| --- | --- |
| ING<sup>FMR</sup> Large Cap Growth Portfolio | ING Earnings Growth Portfolio |
| ING Thornburg Value Portfolio | ING MFS Capital Opportunities Portfolio |

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

**For the variable share class of each fund offered through your contract, please see the cover page.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
| --- | --- | --- |
| **Aim Variable Insurance Funds - AIM V.I. Capital Appreciation Fund** | A I M Advisors, Inc. | Seeks growth of capital. |
| **Aim Variable Insurance Funds - AIM V.I. Core Equity Fund** | A I M Advisors, Inc. | Seeks growth of capital. |
| **AllianceBernstein Variable Products Series Fund, Inc. – AllianceBernstein Growth and Income Portfolio** | AllianceBernstein, L.P. | Seeks long-term growth of capital. |
| **Calvert Variable Series, Inc. – Social Balanced Portfolio** | Calvert Asset Management Company, Inc.<br><br>**Subadviser:** New Amsterdam Partners LLC and SsgA Funds Management, Inc. | Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Fidelity® Variable Insurance Products – Fidelity® VIP Contrafund® Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks long-term capital appreciation. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Growth Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Fidelity® Variable Insurance Products – Fidelity® VIP Overseas Portfolio** | Fidelity Management & Research Company | Seeks to achieve capital appreciation. |
| **Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund** | Franklin Advisory Services, LLC | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING American Century Large Company Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING Baron Small Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| **ING Investors Trust – ING BlackRock Large Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Davis Venture Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Davis Selected Advisers, L.P. (Davis) | A *non-diversified* portfolio that seeks long-term growth of capital. |
| **ING Investors Trust - ING FMR<sup>SM</sup> Large Cap Growth Portfolio***<br><br>**\*FMR is a service mark of Fidelity Management & Research Company** | Directed Services LLC<br><br>**Subadviser:** Fidelity Management & Research Co. | Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners, Inc. – ING Fundamental Research Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. (ING IM) | Seeks to maximize total return through investments in a diversified portfolio of common stocks. |
| **ING Variable Insurance Trust – ING GET U.S. Core Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Investment Management Co. (ING IM) | Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Funds Trust – ING GNMA Income Fund** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks a high level of current income, consistent with liquidity and safety of principal, through investment primarily in Government National Mortgage Association (GNMA) mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. Government. |
| **ING Partners, Inc. – ING JPMorgan International Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Asset Management (U.K.) Limited (JPMAM (UK)) | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM) | A *non-diversified* portfolio that seeks growth from capital appreciation. |
| **ING Investors Trust - ING JPMorgan Value Opportunities Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks long-term capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust - ING Julius Baer Foreign Portfolio** | Directed Services LLC<br><br>**Subadviser**: Julius Baer Investment Management, LLC | Seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** ClearBridge Advisors, LLC (ClearBridge) | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser**: ClearBridge Advisors, LLC (ClearBridge) | Seeks long-term capital appreciation. |
| **ING Investors Trust – ING Lord Abbett Affiliated Portfolio** | Directed Services LLC<br><br>**Subadviser**: Lord, Abbett & Co. LLC | Seeks long-term growth of capital and secondarily, current income. |
| **ING Investors Trust - ING MFS Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust - ING Marsico Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Partners, Inc. – ING OpCap Balanced Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Oppenheimer Capital LLC (OpCap) | Seeks capital growth, and secondarily, investment income. |
| **ING Partners, Inc. – ING Oppenheimer Global Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING Oppenheimer Strategic Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING Partners, Inc. – ING PIMCO Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING Investors Trust - ING Pioneer Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust - ING Pioneer Fund Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners, Inc. – ING Pioneer High Yield Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. (Pioneer) | Seeks to maximize total return through income and capital appreciation. |
| **ING Investors Trust - ING Pioneer Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Solution 2015 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2025 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2035 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution 2045 Portfolio** | Directed Services LLC | Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING Solution Income Portfolio** | Directed Services LLC | Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. |
| **ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital appreciation. |
| **ING Investors Trust - ING T. Rowe Price Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital growth, and secondarily, increasing dividend income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING Thornburg Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Thornburg Investment Management (Thornburg) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM) | Seeks long-term growth of capital and future income. |
| **ING Partners, Inc. – ING Van Kampen Comstock Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks capital growth and income. |
| **ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Investors Trust - ING Van Kampen Real Estate Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | A *non-diversified* portfolio that seeks capital appreciation and secondarily seeks current income. |
| **ING VP Balanced Portfolio, Inc.** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |
| **ING Variable Products Trust – ING VP Financial Services Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio** | ING Investments, LLC<br><br>**Subadviser:** BlackRock Advisors, LLC. | Seeks long-term capital appreciation. |
| **ING Variable Funds – ING VP Growth and Income Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. |
| **ING Variable Portfolios, Inc. – ING VP Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust – ING VP Index Plus International Equity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Advisors, B.V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Portfolios, Inc. – ING VP International Equity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. |
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Products Trust – ING VP MidCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING VP Money Market Portfolio** | ING Investments, LLC<br><br>**Subadviser**: ING Investment Management Co. | Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.** |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Clarion Real Estate Securities L.P. | A *non-diversified* portfolio that seeks total return. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING Variable Portfolios, Inc. – ING VP Small Company Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. |
| **ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. |
| **ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. |
| **Lord Abbett Series Fund, Inc. – Growth and Income Portfolio** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks long-term growth of capital and income without excessive fluctuations in market value. |
| **Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. |
| **Oppenheimer Variable Account Funds – Oppenheimer Main Street Small Cap Fund®/VA** | OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **PIMCO Variable Insurance Trust - Real Return Portfolio** | Investment Adviser: Pacific Investment Management Company LLC (PIMCO) | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Pioneer Equity Income VCT Portfolio** | Pioneer Investment Management, Inc. | Current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. |
| **Pioneer Variable Contracts Trust - Pioneer Fund VCT Portfolio** | Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. |
| **Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio** | Pioneer Investment Management, Inc. | Seeks maximize total return through a combination of income and capital appreciation. |
| **Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio** | Pioneer Investment Management, Inc. | Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. |
| **Wanger Advisors Trust - Wanger Select** | Columbia Wanger Asset Management, L.P. | A *nondiversified* fund that seeks long-term growth of capital. |
| **Wanger Advisors Trust - Wanger U.S. Smaller Companies** | Columbia Wanger Asset Management, L.P. | Seeks long-term growth of capital. |

# APPENDIX VI
# CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2006 the following table gives (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2006 the "Value at beginning of period" shown is the value at first date of investment.

## TABLE I

### FOR CONTRACTS ISSUED AFTER MARCH 1994 WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%*

(Selected data for accumulation units outstanding throughout each period)

*This table applies to all 1994 and 1992 internal rollover contracts issued on or after March 23, 1994 and all contracts not connected with an internal transfer (i.e., external rollovers or contracts established with at least a $1,000 annual purchase payment) issued on or after March 29, 1994.

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. CAPITAL APPRECIATION FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 1999) | | | | | | | | | | |
| Value at beginning of period | $9.92 | $9.22 | $8.76 | $6.85 | $9.168 | $12.101 | $13.753 | $10.217 | | |
| Value at end of period | $10.41 | $9.92 | $9.22 | $8.76 | $6.85 | $9.168 | $12.101 | $13.753 | | |
| Number of accumulation units outstanding at end of period | 138,735 | 74,072 | 84,155 | 85,637 | 89,448 | 103,951 | 105,550 | 7,992 | | |
| **AIM V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 1999) | | | | | | | | | | |
| Value at beginning of period | $8.64 | $8.31 | $7.72 | $6.28 | $7.534 | $9.887 | $11.716 | $9.627 | | |
| Value at end of period | $9.96 | $8.64 | $8.31 | $7.72 | $6.28 | $7.534 | $9.887 | $11.716 | | |
| Number of accumulation units outstanding at end of period | 142,529 | 111,339 | 143,502 | 177,652 | 209,051 | 251,216 | 219,944 | 53,572 | | |
| **ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2004) | | | | | | | | | | |
| Value at beginning of period | $11.63 | $11.23 | $10.85 | | | | | | | |
| Value at end of period | $13.48 | $11.63 | $11.23 | | | | | | | |
| Number of accumulation units outstanding at end of period | 28,042 | 15,586 | 4,425 | | | | | | | |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 1998) | | | | | | | | | | |
| Value at beginning of period | $11.67 | $11.18 | $10.46 | $8.88 | $10.231 | $11.133 | $11.637 | $10.50 | $9.839 | |
| Value at end of period | $12.53 | $11.67 | $11.18 | $10.46 | $8.88 | $10.231 | $11.133 | $11.637 | $10.50 | |
| Number of accumulation units outstanding at end of period | 67,654 | 72,315 | 66,552 | 53,829 | 41,036 | 36,379 | 23,977 | 29,860 | 17,068 | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.31 | $27.98 | $24.53 | $19.34 | $21.598 | $24.923 | $27.024 | $22.023 | $17.156 | $13.994 |
| Value at end of period | $35.65 | $32.31 | $27.98 | $24.53 | $19.34 | $21.598 | $24.923 | $27.024 | $22.023 | $17.156 |
| Number of accumulation units outstanding at end of period | 887,780 | 984,595 | 896,870 | 706,490 | 665,550 | 742,484 | 805,532 | 888,915 | 834,976 | 811,557 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.03 | $26.81 | $24.34 | $18.91 | $23.057 | $24.567 | $22.942 | $21.848 | $19.818 | $15.664 |
| Value at end of period | $33.28 | $28.03 | $26.81 | $24.34 | $18.91 | $23.057 | $24.567 | $22.942 | $21.848 | $19.818 |
| Number of accumulation units outstanding at end of period | 543,429 | 721,289 | 944,029 | 880,788 | 919,343 | 1,042,820 | 946,481 | 1,171,916 | 1,332,063 | 1,311,211 |

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $24.98 | $23.90 | $23.41 | $17.84 | $25.853 | $31.791 | $36.16 | $26.641 | $19.339 | $15.858 |
| Value at end of period | $26.36 | $24.98 | $23.90 | $23.41 | $17.84 | $25.853 | $31.791 | $36.16 | $26.641 | $19.339 |
| Number of accumulation units outstanding at end of period | 556,961 | 756,575 | 1,100,526 | 1,157,472 | 1,200,977 | 1,454,622 | 1,500,686 | 1,477,316 | 1,278,104 | 1,110,079 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.13 | $15.42 | $13.74 | $9.71 | $12.33 | $15.838 | $19.825 | $14.074 | $12.64 | $11.473 |
| Value at end of period | $21.15 | $18.13 | $15.42 | $13.74 | $9.71 | $12.33 | $15.838 | $19.825 | $14.074 | $12.64 |
| Number of accumulation units outstanding at end of period | 113,293 | 112,162 | 148,159 | 138,072 | 115,530 | 137,442 | 146,480 | 164,209 | 194,687 | 221,450 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during September 2001) | | | | | | | | | | |
| Value at beginning of period | $15.80 | $14.71 | $12.04 | $9.22 | $10.293 | $8.071 | | | | |
| Value at end of period | $18.25 | $15.80 | $14.71 | $12.04 | $9.22 | $10.293 | | | | |
| Number of accumulation units outstanding at end of period | 169,779 | 195,469 | 144,474 | 53,543 | 31,988 | 1,354 | | | | |
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2002) | | | | | | | | | | |
| Value at beginning of period | $10.74 | $10.74 | $9.88 | $7.62 | $8.95 | | | | | |
| Value at end of period | $12.66 | $10.74 | $10.74 | $9.88 | $7.62 | | | | | |
| Number of accumulation units outstanding at end of period | 46,391 | 49,767 | 45,543 | 21,517 | 11,753 | | | | | |
| **ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.16 | $9.70 | | | | | | | | |
| Value at end of period | $9.87 | $10.16 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 413,128 | 587,982 | | | | | | | | |
| **ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $13.80 | $12.96 | $10.81 | $8.08 | $10.02 | | | | | |
| Value at end of period | $15.74 | $13.80 | $12.96 | $10.81 | $8.08 | | | | | |
| Number of accumulation units outstanding at end of period | 43,778 | 57,475 | 67,909 | 46,787 | 19,927 | | | | | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $15.34 | $14.47 | $11.45 | $8.69 | $10.02 | | | | | |
| Value at end of period | $17.46 | $15.34 | $14.47 | $11.45 | $8.69 | | | | | |
| Number of accumulation units outstanding at end of period | 153,320 | 174,248 | 94,897 | 38,746 | 10,876 | | | | | |
| **ING DAVIS VENTURE VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2002) | | | | | | | | | | |
| Value at beginning of period | $11.41 | $11.12 | $10.39 | $7.48 | $8.90 | | | | | |
| Value at end of period | $12.83 | $11.41 | $11.12 | $10.39 | $7.48 | | | | | |
| Number of accumulation units outstanding at end of period | 32,851 | 40,218 | 47,082 | 26,126 | 6,358 | | | | | |

CFI 2

**Condensed Financial Information (continued)**

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING FMR℠ LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $9.66 | | | | | | | | | |
| Value at end of period | $9.87 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 172 | | | | | | | | | |
| **ING FUNDAMENTAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $10.43 | $9.61 | $7.64 | $8.32 | | | | | |
| Value at end of period | $12.06 | $10.89 | $10.43 | $9.61 | $7.64 | | | | | |
| Number of accumulation units outstanding at end of period | 5,994 | 9,305 | 5,884 | 4,171 | 1,138 | | | | | |
| **ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $10.02 | $9.96 | $9.27 | $7.59 | $9.32 | | | | | |
| Value at end of period | $10.75 | $10.02 | $9.96 | $9.27 | $7.59 | | | | | |
| Number of accumulation units outstanding at end of period | 23,649 | 32,431 | 16,861 | 13,719 | 8,567 | | | | | |
| **ING JPMORGAN INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $23.64 | $21.75 | $18.52 | $14.49 | $17.91 | $24.82 | $31.255 | $19.978 | $16.986 | $16.776 |
| Value at end of period | $28.53 | $23.64 | $21.75 | $18.52 | $14.49 | $17.91 | $24.82 | $31.255 | $19.978 | $16.986 |
| Number of accumulation units outstanding at end of period | 111,529 | 152,436 | 249,912 | 265,773 | 300,037 | 357,693 | 408,735 | 437,547 | 467,484 | 516,231 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $15.03 | $14.02 | $11.78 | $9.17 | $9.95 | | | | | |
| Value at end of period | $17.29 | $15.03 | $14.02 | $11.78 | $9.17 | | | | | |
| Number of accumulation units outstanding at end of period | 180,209 | 190,612 | 103,005 | 21,349 | 12,061 | | | | | |
| **ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2006) | | | | | | | | | | |
| Value at beginning of period | $10.87 | | | | | | | | | |
| Value at end of period | $11.29 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,151 | | | | | | | | | |
| **ING JULIUS BAER FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $13.82 | $12.13 | $10.29 | | | | | | | |
| Value at end of period | $17.63 | $13.82 | $12.13 | | | | | | | |
| Number of accumulation units outstanding at end of period | 70,954 | 29,536 | 2,771 | | | | | | | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $15.38 | $13.98 | $12.90 | $9.45 | $14.795 | $20.033 | $28.481 | $19.114 | $14.927 | $15.114 |
| Value at end of period | $16.76 | $15.38 | $13.98 | $12.90 | $9.45 | $14.795 | $20.033 | $28.481 | $19.114 | $14.927 |
| Number of accumulation units outstanding at end of period | 306,232 | 486,539 | 783,199 | 866,225 | 937,116 | 1,153,477 | 1,261,315 | 1,234,595 | 1,369,984 | 1,368,373 |

CFI 3

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.74 | $9.56 | | | | | | | | |
| Value at end of period | $11.05 | $10.74 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 32,640 | 43,631 | | | | | | | | |
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $9.65 | | | | | | | | | |
| Value at end of period | $10.79 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,037 | | | | | | | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $8.97 | | | | | | | | | |
| Value at end of period | $10.11 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,241 | | | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $11.16 | $10.99 | $10.30 | | | | | | | |
| Value at end of period | $12.34 | $11.16 | $10.99 | | | | | | | |
| Number of accumulation units outstanding at end of period | 69,297 | 76,601 | 6,618 | | | | | | | |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $11.37 | $11.21 | $10.29 | $8.00 | $8.28 | | | | | |
| Value at end of period | $12.40 | $11.37 | $11.21 | $10.29 | $8.00 | | | | | |
| Number of accumulation units outstanding at end of period | 97,236 | 123,124 | 130,941 | 66,001 | 33,323 | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $9.98 | | | | | | | | |
| Value at end of period | $13.57 | $11.65 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,108,050 | 2,493,225 | | | | | | | | |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $9.88 | | | | | | | | |
| Value at end of period | $10.72 | $10.01 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 313,406 | 415,236 | | | | | | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $11.44 | $11.35 | $11.01 | $10.72 | $10.00 | | | | | |
| Value at end of period | $11.75 | $11.44 | $11.35 | $11.01 | $10.72 | | | | | |
| Number of accumulation units outstanding at end of period | 144,934 | 165,758 | 166,330 | 147,674 | 116,420 | | | | | |

CFI 4

## Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $9.50 | | | | | | | | | |
| Value at end of period | $10.79 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 8,820 | | | | | | | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $9.92 | | | | | | | | | |
| Value at end of period | $10.58 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,336 | | | | | | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $9.51 | | | | | | | | | |
| Value at end of period | $10.60 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,279 | | | | | | | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.68 | $10.10 | | | | | | | | |
| Value at end of period | $11.68 | $10.68 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 63,729 | 19,643 | | | | | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $10.91 | $10.39 | | | | | | | | |
| Value at end of period | $12.13 | $10.91 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 46,779 | 12,017 | | | | | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $11.07 | $10.47 | | | | | | | | |
| Value at end of period | $12.47 | $11.07 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,620 | 82 | | | | | | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $11.27 | $10.60 | | | | | | | | |
| Value at end of period | $12.81 | $11.27 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,139 | 826 | | | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $10.30 | $10.17 | | | | | | | | |
| Value at end of period | $10.92 | $10.30 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 41,195 | 4,501 | | | | | | | | |

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $10.41 | $10.38 | $9.31 | $7.36 | $10.67 | $14.359 | $15.421 | $10.495 | $9.828 | |
| Value at end of period | $12.01 | $10.41 | $10.38 | $9.31 | $7.36 | $10.67 | $14.359 | $15.421 | $10.495 | |
| Number of accumulation units outstanding at end of period | 138,137 | 170,120 | 216,682 | 247,143 | 289,373 | 367,527 | 318,660 | 77,143 | 42,213 | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $11.09 | $9.88 | | | | | | | | |
| Value at end of period | $11.95 | $11.09 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 950,249 | 1,285,787 | | | | | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $11.64 | $11.34 | $10.38 | | | | | | | |
| Value at end of period | $13.69 | $11.64 | $11.34 | | | | | | | |
| Number of accumulation units outstanding at end of period | 55,980 | 68,864 | 2,213 | | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $23.99 | $22.88 | $21.06 | $16.28 | $21.496 | $24.245 | $24.557 | $20.328 | $16.131 | $15.809 |
| Value at end of period | $26.84 | $23.99 | $22.88 | $21.06 | $16.28 | $21.496 | $24.245 | $24.557 | $20.328 | $16.131 |
| Number of accumulation units outstanding at end of period | 288,299 | 432,956 | 526,773 | 503,621 | 492,198 | 612,057 | 636,137 | 668,583 | 717,872 | 701,952 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $16.95 | $15.69 | $13.85 | $11.22 | $15.129 | $19.365 | $20.527 | $16.758 | $13.795 | $14.067 |
| Value at end of period | $19.17 | $16.95 | $15.69 | $13.85 | $11.22 | $15.129 | $19.365 | $20.527 | $16.758 | $13.795 |
| Number of accumulation units outstanding at end of period | 250,025 | 325,499 | 435,085 | 484,939 | 643,895 | 744,284 | 850,004 | 930,521 | 1,054,685 | 1,200,982 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2002) | | | | | | | | | | |
| Value at beginning of period | $12.53 | $12.26 | $10.64 | $8.31 | $10.16 | | | | | |
| Value at end of period | $14.34 | $12.53 | $12.26 | $10.64 | $8.31 | | | | | |
| Number of accumulation units outstanding at end of period | 309,788 | 311,675 | 199,434 | 63,214 | 15,405 | | | | | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during March 2005) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $9.90 | | | | | | | | |
| Value at end of period | $11.89 | $10.69 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,328,864 | 1,614,520 | | | | | | | | |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | | | | | | | |
| Value at beginning of period | $26.19 | $25.44 | $23.54 | $20.06 | $22.642 | $23.936 | $24.372 | $21.723 | $18.811 | $15.551 |
| Value at end of period | $28.45 | $26.19 | $25.44 | $23.54 | $20.06 | $22.642 | $23.936 | $24.372 | $21.723 | $18.811 |
| Number of accumulation units outstanding at end of period | 1,638,938 | 2,044,814 | 2,436,696 | 2,611,812 | 3,122,041 | 4,053,042 | 4,540,991 | 5,427,321 | 6,268,762 | 6,663,594 |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP FINANCIAL SERVICES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $12.17 | $11.44 | $10.59 | | | | | | | |
| Value at end of period | $14.12 | $12.17 | $11.44 | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,173 | 4,652 | 34 | | | | | | | |
| **ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2000) | | | | | | | | | | |
| Value at beginning of period | $3.98 | $3.60 | $3.70 | $2.57 | $4.436 | $5.831 | $9.999 | | | |
| Value at end of period | $4.21 | $3.98 | $3.60 | $3.70 | $2.57 | $4.436 | $5.831 | | | |
| Number of accumulation units outstanding at end of period | 198,802 | 242,451 | 353,626 | 340,052 | 287,488 | 394,229 | 276,443 | | | |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.74 | $20.36 | $19.02 | $15.27 | $20.618 | $25.588 | $29.10 | $25.094 | $22.194 | $17.302 |
| Value at end of period | $24.52 | $21.74 | $20.36 | $19.02 | $15.27 | $20.618 | $25.588 | $29.10 | $25.094 | $22.194 |
| Number of accumulation units outstanding at end of period | 5,131,358 | 6,315,277 | 7,775,013 | 8,911,586 | 10,681,544 | 13,049,579 | 15,052,266 | 17,496,241 | 19,989,922 | 21,842,444 |
| **ING VP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1997) | | | | | | | | | | |
| Value at beginning of period | $15.45 | $14.30 | $13.51 | $10.49 | $14.953 | $20.761 | $23.875 | $17.912 | $13.173 | $11.137 |
| Value at end of period | $15.66 | $15.45 | $14.30 | $13.51 | $10.49 | $14.953 | $20.761 | $23.875 | $17.912 | $13.173 |
| Number of accumulation units outstanding at end of period | 201,089 | 240,766 | 317,434 | 371,564 | 410,106 | 546,125 | 644,933 | 516,658 | 289,055 | 21,371 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $9.02 | | | | | | | | | |
| Value at end of period | $10.86 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,076 | | | | | | | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.30 | $18.54 | $16.98 | $13.63 | $17.587 | $20.618 | $23.044 | $18.772 | $14.444 | $10.924 |
| Value at end of period | $21.84 | $19.30 | $18.54 | $16.98 | $13.63 | $17.587 | $20.618 | $23.044 | $18.772 | $14.444 |
| Number of accumulation units outstanding at end of period | 887,824 | 1,034,446 | 1,224,654 | 1,129,974 | 1,103,634 | 1,322,389 | 1,239,414 | 1,067,590 | 616,724 | 159,461 |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $20.63 | $18.79 | $16.32 | $12.48 | $14.374 | $14.751 | $12.455 | $10.891 | $9.925 | |
| Value at end of period | $22.30 | $20.63 | $18.79 | $16.32 | $12.48 | $14.374 | $14.751 | $12.455 | $10.891 | |
| Number of accumulation units outstanding at end of period | 419,127 | 473,559 | 526,003 | 435,317 | 386,466 | 284,426 | 185,615 | 51,901 | 35,031 | |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $15.62 | $14.70 | $12.19 | $9.07 | $10.579 | $10.461 | $9.645 | $8.815 | $9.918 | |
| Value at end of period | $17.56 | $15.62 | $14.70 | $12.19 | $9.07 | $10.579 | $10.461 | $9.645 | $8.815 | |
| Number of accumulation units outstanding at end of period | 272,259 | 313,973 | 310,166 | 219,909 | 189,054 | 134,002 | 91,047 | 73,715 | 40,793 | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.10 | $18.75 | $18.10 | $17.24 | $16.115 | $15.007 | $13.859 | $14.137 | $13.238 | $12.377 |
| Value at end of period | $19.63 | $19.10 | $18.75 | $18.10 | $17.24 | $16.115 | $15.007 | $13.859 | $14.137 | $13.238 |
| Number of accumulation units outstanding at end of period | 993,778 | 1,189,674 | 1,303,623 | 1,341,945 | 1,668,772 | 1,882,061 | 1,685,438 | 2,085,755 | 2,490,832 | 2,482,652 |
| **ING VP INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1998) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $9.43 | $8.15 | $6.25 | $8.632 | $11.484 | $14.594 | $9.765 | $10.182 | |
| Value at end of period | $13.28 | $10.89 | $9.43 | $8.15 | $6.25 | $8.632 | $11.484 | $14.594 | $9.765 | |
| Number of accumulation units outstanding at end of period | 100,914 | 89,712 | 95,074 | 88,586 | 74,977 | 80,579 | 102,558 | 55,009 | 25,090 | |
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2001) | | | | | | | | | | |
| Value at beginning of period | $12.82 | $11.87 | $10.23 | $7.97 | $9.542 | $9.844 | | | | |
| Value at end of period | $16.39 | $12.82 | $11.87 | $10.23 | $7.97 | $9.542 | | | | |
| Number of accumulation units outstanding at end of period | 281,413 | 281,628 | 183,336 | 63,812 | 19,369 | 23,434 | | | | |
| **ING VP MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2001) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $10.28 | $9.33 | $6.92 | $9.446 | $10.042 | | | | |
| Value at end of period | $11.93 | $11.21 | $10.28 | $9.33 | $6.92 | $9.446 | | | | |
| Number of accumulation units outstanding at end of period | 35,830 | 39,085 | 41,748 | 27,409 | 14,659 | 2,083 | | | | |
| **ING VP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.14 | $13.90 | $13.93 | $13.98 | $13.929 | $13.571 | $12.917 | $12.447 | $11.951 | $11.473 |
| Value at end of period | $14.65 | $14.14 | $13.90 | $13.93 | $13.98 | $13.929 | $13.571 | $12.917 | $12.447 | $11.951 |
| Number of accumulation units outstanding at end of period | 834,248 | 895,094 | 1,060,820 | 1,330,998 | 1,919,745 | 2,629,444 | 2,471,828 | 2,636,397 | 2,329,195 | 2,227,782 |
| **ING VP REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2004) | | | | | | | | | | |
| Value at beginning of period | $15.43 | $13.88 | $10.00 | | | | | | | |
| Value at end of period | $20.74 | $15.43 | $13.88 | | | | | | | |
| Number of accumulation units outstanding at end of period | 96,956 | 73,575 | 41,063 | | | | | | | |
| **ING VP SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2001) | | | | | | | | | | |
| Value at beginning of period | $8.00 | $7.42 | $6.82 | $4.98 | $8.945 | $10.123 | | | | |
| Value at end of period | $8.89 | $8.00 | $7.42 | $6.82 | $4.98 | $8.945 | | | | |
| Number of accumulation units outstanding at end of period | 49,367 | 61,038 | 55,720 | 55,321 | 11,826 | 2,593 | | | | |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1997) | | | | | | | | | | |
| Value at beginning of period | $24.15 | $22.17 | $19.63 | $14.46 | $19.07 | $18.568 | $17.617 | $13.633 | $13.654 | $10.816 |
| Value at end of period | $27.86 | $24.15 | $22.17 | $19.63 | $14.46 | $19.07 | $18.568 | $17.617 | $13.633 | $13.654 |
| Number of accumulation units outstanding at end of period | 226,734 | 257,388 | 316,371 | 340,140 | 336,830 | 366,998 | 295,893 | 183,701 | 208,454 | 71,911 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.51 | $17.08 | $16.01 | $14.27 | $15.104 | $15.667 | $15.135 | $14.31 | $13.55 | $11.982 |
| Value at end of period | $18.74 | $17.51 | $17.08 | $16.01 | $14.27 | $15.104 | $15.667 | $15.135 | $14.31 | $13.55 |
| Number of accumulation units outstanding at end of period | 73,885 | 113,846 | 169,794 | 210,476 | 231,298 | 336,932 | 359,253 | 412,346 | 507,368 | 382,217 |

CFI 8

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.19 | $18.29 | $16.54 | $13.47 | $15.811 | $18.10 | $18.45 | $16.337 | $15.86 | $13.395 |
| Value at end of period | $21.45 | $19.19 | $18.29 | $16.54 | $13.47 | $15.811 | $18.10 | $18.45 | $16.337 | $15.86 |
| Number of accumulation units outstanding at end of period | 166,555 | 212,377 | 255,898 | 268,308 | 281,512 | 366,303 | 423,053 | 473,603 | 592,247 | 554,873 |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.21 | $17.61 | $16.17 | $13.71 | $15.345 | $16.707 | $16.847 | $15.478 | $14.797 | $12.744 |
| Value at end of period | $19.99 | $18.21 | $17.61 | $16.17 | $13.71 | $15.345 | $16.707 | $16.847 | $15.478 | $14.797 |
| Number of accumulation units outstanding at end of period | 145,255 | 186,601 | 202,176 | 216,639 | 220,388 | 266,564 | 314,495 | 372,046 | 514,093 | 424,250 |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 1997) | | | | | | | | | | |
| Value at beginning of period | $19.02 | $18.00 | $16.54 | $13.44 | $18.388 | $20.602 | $18.93 | $16.03 | $13.261 | $10.977 |
| Value at end of period | $21.80 | $19.02 | $18.00 | $16.54 | $13.44 | $18.388 | $20.602 | $18.93 | $16.03 | $13.261 |
| Number of accumulation units outstanding at end of period | 120,655 | 148,973 | 190,638 | 216,751 | 272,286 | 305,477 | 157,727 | 118,476 | 112,739 | 33,295 |
| **LORD ABBETT SERIES FUND – GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2001) | | | | | | | | | | |
| Value at beginning of period | $11.53 | $11.31 | $10.16 | $7.85 | $9.703 | $9.621 | | | | |
| Value at end of period | $13.35 | $11.53 | $11.31 | $10.16 | $7.85 | $9.703 | | | | |
| Number of accumulation units outstanding at end of period | 627,951 | 709,955 | 686,679 | 250,016 | 50,630 | 3,183 | | | | |
| **LORD ABBETT SERIES FUND – MID-CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2001) | | | | | | | | | | |
| Value at beginning of period | $13.43 | $12.56 | $10.25 | $8.32 | $9.341 | $8.988 | | | | |
| Value at end of period | $14.88 | $13.43 | $12.56 | $10.25 | $8.32 | $9.341 | | | | |
| Number of accumulation units outstanding at end of period | 342,104 | 425,764 | 353,610 | 133,264 | 56,099 | 11,047 | | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $13.36 | $12.30 | $10.58 | | | | | | | |
| Value at end of period | $15.17 | $13.36 | $12.30 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,539 | 6,651 | 369 | | | | | | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $10.52 | $10.43 | $10.13 | | | | | | | |
| Value at end of period | $10.48 | $10.52 | $10.43 | | | | | | | |
| Number of accumulation units outstanding at end of period | 37,103 | 35,563 | 2,212 | | | | | | | |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2001) | | | | | | | | | | |
| Value at beginning of period | $11.61 | $11.12 | $9.67 | $7.99 | $9.61 | $9.81 | | | | |
| Value at end of period | $14.04 | $11.61 | $11.12 | $9.67 | $7.99 | $9.61 | | | | |
| Number of accumulation units outstanding at end of period | 250,032 | 258,105 | 148,751 | 65,072 | 22,002 | 3,382 | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIONEER FUND VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2002) | | | | | | | | | | |
| Value at beginning of period | $10.61 | $10.12 | $9.21 | $7.53 | $9.39 | | | | | |
| Value at end of period | $12.22 | $10.61 | $10.12 | $9.21 | $7.53 | | | | | |
| Number of accumulation units outstanding at end of period | 35,641 | 34,360 | 33,192 | 11,093 | 8,956 | | | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $10.77 | $10.70 | $10.25 | | | | | | | |
| Value at end of period | $11.54 | $10.77 | $10.70 | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,232 | 14,488 | 53 | | | | | | | |
| **PIONEER MID CAP VALUE VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2001) | | | | | | | | | | |
| Value at beginning of period | $15.24 | $14.30 | $11.86 | $8.73 | $9.961 | $9.785 | | | | |
| Value at end of period | $16.94 | $15.24 | $14.30 | $11.86 | $8.73 | $9.961 | | | | |
| Number of accumulation units outstanding at end of period | 130,212 | 148,626 | 146,114 | 64,303 | 15,155 | 3,865 | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during December 2004) | | | | | | | | | | |
| Value at beginning of period | $12.93 | $11.85 | $11.55 | | | | | | | |
| Value at end of period | $15.28 | $12.93 | $11.85 | | | | | | | |
| Number of accumulation units outstanding at end of period | 37,415 | 8,290 | 405 | | | | | | | |
| **WANGER U.S. SMALLER COMPANIES** | | | | | | | | | | |
| (Funds were first received in this option during December 2004) | | | | | | | | | | |
| Value at beginning of period | $13.32 | $12.12 | $11.83 | | | | | | | |
| Value at end of period | $14.19 | $13.32 | $12.12 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,573 | 11,121 | 48 | | | | | | | |

## TABLE II

FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.15%

(Selected data for accumulation units outstanding throughout each period)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **AIM V.I. CAPITAL APPRECIATION FUND** | | | | | | | | | | |
| (Funds were first received in this option during August 1999) | | | | | | | | | | |
| Value at beginning of period | $9.98 | $9.28 | $8.80 | $6.87 | $12.871 | $12.121 | $13.762 | $10.465 | | |
| Value at end of period | $10.49 | $9.98 | $9.28 | $8.80 | $6.87 | $12.871 | $12.121 | $13.762 | | |
| Number of accumulation units outstanding at end of period | 20,384 | 13,083 | 5,909 | 5,849 | 6,526 | 0 | 79 | 79 | | |
| **AIM V.I. CORE EQUITY FUND** | | | | | | | | | | |
| (Funds were first received in this option during January 2000) | | | | | | | | | | |
| Value at beginning of period | $8.70 | $8.35 | $7.75 | $6.30 | $7.554 | $9.903 | $10.853 | | | |
| Value at end of period | $10.03 | $8.70 | $8.35 | $7.75 | $6.30 | $7.554 | $9.903 | | | |
| Number of accumulation units outstanding at end of period | 43,720 | 21,654 | 1,297 | 1,241 | 20,312 | 19,314 | 19,412 | | | |

CFI 10

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ALLIANCEBERNSTEIN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $11.76 | | | | | | | | |
| Value at end of period | $13.51 | $11.65 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,542 | 6,723 | | | | | | | | |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $11.76 | $11.26 | $10.52 | $8.92 | $9.05 | | | | | |
| Value at end of period | $12.64 | $11.76 | $11.26 | $10.52 | $8.92 | | | | | |
| Number of accumulation units outstanding at end of period | 4,537 | 1,313 | 1,106 | 4,603 | 628 | | | | | |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $32.65 | $28.25 | $24.74 | $19.48 | $21.741 | $25.063 | $27.15 | $22.103 | $17.201 | $14.016 |
| Value at end of period | $36.06 | $32.65 | $28.25 | $24.74 | $19.48 | $21.741 | $25.063 | $27.15 | $22.103 | $17.201 |
| Number of accumulation units outstanding at end of period | 332,495 | 219,401 | 94,686 | 74,793 | 68,982 | 5,754 | 16,464 | 21,611 | 19,136 | 16,983 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.36 | $27.10 | $24.58 | $19.07 | $23.233 | $24.729 | $23.071 | $21.948 | $19.89 | $15.705 |
| Value at end of period | $33.70 | $28.36 | $27.10 | $24.58 | $19.07 | $23.233 | $24.729 | $23.071 | $21.948 | $19.89 |
| Number of accumulation units outstanding at end of period | 321,621 | 270,096 | 115,109 | 127,574 | 138,866 | 75,694 | 84,691 | 94,759 | 114,565 | 162,627 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $25.27 | $24.16 | $23.64 | $18.00 | $26.05 | $32.002 | $36.363 | $26.764 | $19.409 | $15.90 |
| Value at end of period | $26.69 | $25.27 | $24.16 | $23.64 | $18.00 | $26.05 | $32.002 | $36.363 | $26.764 | $19.409 |
| Number of accumulation units outstanding at end of period | 346,036 | 298,855 | 128,760 | 98,863 | 92,563 | 59,994 | 66,459 | 90,675 | 76,869 | 83,442 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.35 | $15.59 | $13.88 | $9.79 | $12.424 | $15.943 | $19.936 | $14.14 | $12.686 | $11.503 |
| Value at end of period | $21.42 | $18.35 | $15.59 | $13.88 | $9.79 | $12.424 | $15.943 | $19.936 | $14.14 | $12.686 |
| Number of accumulation units outstanding at end of period | 77,872 | 65,956 | 21,471 | 12,760 | 7,754 | 8,057 | 9,199 | 8,089 | 15,876 | 23,721 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $15.87 | $14.76 | $12.06 | $9.24 | $10.07 | | | | | |
| Value at end of period | $18.35 | $15.87 | $14.76 | $12.06 | $9.24 | | | | | |
| Number of accumulation units outstanding at end of period | 65,044 | 57,876 | 34,216 | 3,702 | 2,339 | | | | | |
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2003) | | | | | | | | | | |
| Value at beginning of period | $11.06 | $11.05 | $10.16 | $9.05 | | | | | | |
| Value at end of period | $13.05 | $11.06 | $11.05 | $10.16 | | | | | | |
| Number of accumulation units outstanding at end of period | 20,533 | 17,992 | 10,592 | 4,439 | | | | | | |
| **ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.17 | $9.70 | | | | | | | | |
| Value at end of period | $9.89 | $10.17 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 137,227 | 82,569 | | | | | | | | |

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2002) | | | | | | | | | | |
| Value at beginning of period | $13.86 | $12.99 | $10.83 | $8.09 | $8.27 | | | | | |
| Value at end of period | $15.81 | $13.86 | $12.99 | $10.83 | $8.09 | | | | | |
| Number of accumulation units outstanding at end of period | 25,086 | 26,684 | 20,705 | 15,801 | 2,645 | | | | | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2002) | | | | | | | | | | |
| Value at beginning of period | $15.39 | $14.51 | $11.47 | $8.69 | $9.14 | | | | | |
| Value at end of period | $17.54 | $15.39 | $14.51 | $11.47 | $8.69 | | | | | |
| Number of accumulation units outstanding at end of period | 58,046 | 43,930 | 13,196 | 12,248 | 2,737 | | | | | |
| **ING DAVIS VENTURE VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2004) | | | | | | | | | | |
| Value at beginning of period | $11.74 | $11.43 | $11.19 | | | | | | | |
| Value at end of period | $13.21 | $11.74 | $11.43 | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,322 | 12,420 | 13,556 | | | | | | | |
| **ING FUNDAMENTAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2002) | | | | | | | | | | |
| Value at beginning of period | $11.51 | $11.01 | $10.13 | $8.04 | $8.46 | | | | | |
| Value at end of period | $12.76 | $11.51 | $11.01 | $10.13 | $8.04 | | | | | |
| Number of accumulation units outstanding at end of period | 3,396 | 2,329 | 2,586 | 2,586 | 2,587 | | | | | |
| **ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $10.57 | $9.84 | $8.05 | $8.35 | | | | | |
| Value at end of period | $11.43 | $10.65 | $10.57 | $9.84 | $8.05 | | | | | |
| Number of accumulation units outstanding at end of period | 5,650 | 3,326 | 3,504 | 3,764 | 3,959 | | | | | |
| **ING JPMORGAN INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $23.92 | $21.99 | $18.71 | $14.62 | $18.055 | $24.997 | $31.447 | $20.081 | $17.056 | $16.844 |
| Value at end of period | $28.90 | $23.92 | $21.99 | $18.71 | $14.62 | $18.055 | $24.997 | $31.447 | $20.081 | $17.056 |
| Number of accumulation units outstanding at end of period | 125,407 | 117,422 | 40,528 | 30,214 | 48,136 | 32,985 | 35,392 | 34,626 | 27,591 | 34,030 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2002) | | | | | | | | | | |
| Value at beginning of period | $15.08 | $14.06 | $11.79 | $9.17 | $9.28 | | | | | |
| Value at end of period | $17.37 | $15.08 | $14.06 | $11.79 | $9.17 | | | | | |
| Number of accumulation units outstanding at end of period | 34,397 | 32,166 | 9,838 | 2,612 | 2,696 | | | | | |
| **ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $10.70 | | | | | | | | | |
| Value at end of period | $11.30 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 119 | | | | | | | | | |

CFI 12

## Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JULIUS BAER FOREIGN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $13.84 | $12.59 | | | | | | | | |
| Value at end of period | $17.67 | $13.84 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 18,512 | 7,240 | | | | | | | | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $15.57 | $14.14 | $13.03 | $9.54 | $14.919 | $20.179 | $28.661 | $19.216 | $14.991 | $15.178 |
| Value at end of period | $16.98 | $15.57 | $14.14 | $13.03 | $9.54 | $14.919 | $20.179 | $28.661 | $19.216 | $14.991 |
| Number of accumulation units outstanding at end of period | 352,120 | 235,457 | 77,555 | 62,500 | 72,100 | 32,390 | 36,463 | 48,709 | 72,542 | 97,555 |
| **ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.75 | $9.39 | | | | | | | | |
| Value at end of period | $11.07 | $10.75 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,915 | 5,316 | | | | | | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2006) | | | | | | | | | | |
| Value at beginning of period | $9.73 | | | | | | | | | |
| Value at end of period | $10.11 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,161 | | | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $11.18 | $10.95 | | | | | | | | |
| Value at end of period | $12.37 | $11.18 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,005 | 3,245 | | | | | | | | |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2002) | | | | | | | | | | |
| Value at beginning of period | $11.91 | $11.73 | $10.75 | $8.35 | $8.45 | | | | | |
| Value at end of period | $13.00 | $11.91 | $11.73 | $10.75 | $8.35 | | | | | |
| Number of accumulation units outstanding at end of period | 13,121 | 13,476 | 7,864 | 11,412 | 673 | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $10.01 | | | | | | | | |
| Value at end of period | $13.60 | $11.66 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 699,965 | 464,388 | | | | | | | | |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.02 | $9.88 | | | | | | | | |
| Value at end of period | $10.74 | $10.02 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 111,708 | 79,260 | | | | | | | | |

CFI 13

## Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2003) | | | | | | | | | | |
| Value at beginning of period | $11.48 | $11.38 | $11.03 | $10.75 | | | | | | |
| Value at end of period | $11.80 | $11.48 | $11.38 | $11.03 | | | | | | |
| Number of accumulation units outstanding at end of period | 33,118 | 23,676 | 1,309 | 224 | | | | | | |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $9.96 | | | | | | | | | |
| Value at end of period | $10.80 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,209 | | | | | | | | | |
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $10.06 | | | | | | | | | |
| Value at end of period | $10.58 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 394 | | | | | | | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $10.76 | | | | | | | | | |
| Value at end of period | $11.70 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 49,511 | | | | | | | | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2006) | | | | | | | | | | |
| Value at beginning of period | $11.29 | | | | | | | | | |
| Value at end of period | $12.15 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,687 | | | | | | | | | |
| **ING SOLUTION 2035 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $11.07 | $11.00 | | | | | | | | |
| Value at end of period | $12.49 | $11.07 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,767 | 1,293 | | | | | | | | |
| **ING SOLUTION 2045 PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $11.32 | | | | | | | | | |
| Value at end of period | $12.83 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,682 | | | | | | | | | |
| **ING SOLUTION INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $10.31 | $10.18 | | | | | | | | |
| Value at end of period | $10.94 | $10.31 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,039 | 19,638 | | | | | | | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1998) | | | | | | | | | | |
| Value at beginning of period | $10.49 | $10.45 | $9.36 | $7.39 | $10.709 | $14.398 | $15.447 | $10.502 | $9.473 | |
| Value at end of period | $12.11 | $10.49 | $10.45 | $9.36 | $7.39 | $10.709 | $14.398 | $15.447 | $10.502 | |
| Number of accumulation units outstanding at end of period | 38,176 | 23,592 | 8,989 | 9,839 | 40,474 | 5,863 | 11,758 | 12,266 | 12,126 | |

CFI 14

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.10 | $9.93 | | | | | | | | |
| Value at end of period | $11.98 | $11.10 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 393,557 | 203,778 | | | | | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.65 | $11.28 | | | | | | | | |
| Value at end of period | $13.72 | $11.65 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,982 | 1,483 | | | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $24.24 | $23.10 | $21.24 | $16.41 | $21.637 | $24.38 | $24.669 | $20.40 | $16.172 | $15.848 |
| Value at end of period | $27.15 | $24.24 | $23.10 | $21.24 | $16.41 | $21.637 | $24.38 | $24.669 | $20.40 | $16.172 |
| Number of accumulation units outstanding at end of period | 174,506 | 117,847 | 45,232 | 41,743 | 33,398 | 24,854 | 30,566 | 43,662 | 47,436 | 44,362 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 1997) | | | | | | | | | | |
| Value at beginning of period | $17.16 | $15.87 | $13.99 | $11.32 | $15.252 | $19.503 | $20.653 | $16.844 | $13.852 | $14.124 |
| Value at end of period | $19.43 | $17.16 | $15.87 | $13.99 | $11.32 | $15.252 | $19.503 | $20.653 | $16.844 | $13.852 |
| Number of accumulation units outstanding at end of period | 91,911 | 71,579 | 17,360 | 4,872 | 32,279 | 10,200 | 10,200 | 12,985 | 5,155 | 1,447 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2003) | | | | | | | | | | |
| Value at beginning of period | $12.58 | $12.30 | $10.66 | $7.99 | | | | | | |
| Value at end of period | $14.41 | $12.58 | $12.30 | $10.66 | | | | | | |
| Number of accumulation units outstanding at end of period | 75,478 | 71,745 | 33,720 | 14,877 | | | | | | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.70 | $9.98 | | | | | | | | |
| Value at end of period | $11.91 | $10.70 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 476,389 | 334,754 | | | | | | | | |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | | | | | | | |
| Value at beginning of period | $26.51 | $25.73 | $23.78 | $20.24 | $22.827 | $24.108 | $24.523 | $21.836 | $18.889 | $15.60 |
| Value at end of period | $28.83 | $26.51 | $25.73 | $23.78 | $20.24 | $22.827 | $24.108 | $24.523 | $21.836 | $18.889 |
| Number of accumulation units outstanding at end of period | 344,017 | 253,339 | 178,409 | 181,399 | 202,644 | 96,619 | 98,020 | 144,540 | 167,720 | 166,915 |
| **ING VP FINANCIAL SERVICES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2006) | | | | | | | | | | |
| Value at beginning of period | $12.18 | | | | | | | | | |
| Value at end of period | $14.15 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 672 | | | | | | | | | |

CFI 15

## Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2001) | | | | | | | | | | |
| Value at beginning of period | $4.00 | $3.62 | $3.71 | $2.58 | $4.443 | $3.266 | | | | |
| Value at end of period | $4.24 | $4.00 | $3.62 | $3.71 | $2.58 | $4.443 | | | | |
| Number of accumulation units outstanding at end of period | 57,634 | 32,498 | 32,395 | 79,810 | 80,342 | 2,277 | | | | |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.01 | $20.58 | $19.21 | $15.41 | $20.788 | $25.772 | $29.28 | $25.225 | $22.287 | $17.357 |
| Value at end of period | $24.84 | $22.01 | $20.58 | $19.21 | $15.41 | $20.788 | $25.772 | $29.28 | $25.225 | $22.287 |
| Number of accumulation units outstanding at end of period | 1,034,648 | 816,288 | 393,754 | 443,340 | 538,742 | 331,651 | 481,222 | 488,810 | 548,039 | 461,571 |
| **ING VP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 1997) | | | | | | | | | | |
| Value at beginning of period | $15.58 | $14.41 | $13.60 | $10.55 | $15.024 | $20.839 | $23.94 | $17.943 | $13.183 | $14.472 |
| Value at end of period | $15.82 | $15.58 | $14.41 | $13.60 | $10.55 | $15.024 | $20.839 | $23.94 | $17.943 | $13.183 |
| Number of accumulation units outstanding at end of period | 49,338 | 40,089 | 31,784 | 29,689 | 50,524 | 6,452 | 23,305 | 30,865 | 26,153 | 2,122 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2006) | | | | | | | | | | |
| Value at beginning of period | $9.74 | | | | | | | | | |
| Value at end of period | $10.87 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 10,427 | | | | | | | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 1997) | | | | | | | | | | |
| Value at beginning of period | $19.48 | $18.70 | $17.10 | $13.72 | $17.681 | $20.707 | $23.12 | $18.815 | $14.463 | $11.406 |
| Value at end of period | $22.06 | $19.48 | $18.70 | $17.10 | $13.72 | $17.681 | $20.707 | $23.12 | $18.815 | $14.463 |
| Number of accumulation units outstanding at end of period | 278,461 | 277,467 | 130,301 | 134,888 | 160,223 | 27,451 | 66,254 | 56,950 | 45,787 | 10,121 |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2000) | | | | | | | | | | |
| Value at beginning of period | $20.79 | $18.92 | $16.42 | $12.54 | $14.427 | $14.791 | $13.477 | | | |
| Value at end of period | $22.49 | $20.79 | $18.92 | $16.42 | $12.54 | $14.427 | $14.791 | | | |
| Number of accumulation units outstanding at end of period | 126,099 | 120,973 | 67,227 | 44,162 | 20,252 | 8,546 | 4,514 | | | |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 1999) | | | | | | | | | | |
| Value at beginning of period | $15.74 | $14.80 | $12.26 | $9.11 | $10.618 | $10.489 | $9.661 | $9.414 | | |
| Value at end of period | $17.71 | $15.74 | $14.80 | $12.26 | $9.11 | $10.618 | $10.489 | $9.661 | | |
| Number of accumulation units outstanding at end of period | 71,415 | 74,921 | 62,756 | 39,667 | 19,957 | 16,834 | 1,442 | 1,062 | | |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.33 | $18.96 | $18.29 | $17.40 | $16.248 | $15.115 | $13.945 | $14.211 | $13.293 | $12.416 |
| Value at end of period | $19.89 | $19.33 | $18.96 | $18.29 | $17.40 | $16.248 | $15.115 | $13.945 | $14.211 | $13.293 |
| Number of accumulation units outstanding at end of period | 255,126 | 250,506 | 154,323 | 163,117 | 218,588 | 82,489 | 62,380 | 71,392 | 102,450 | 98,338 |
| **ING VP INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 1999) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $9.50 | $8.20 | $6.28 | $8.664 | $11.514 | $14.618 | $11.16 | | |
| Value at end of period | $13.39 | $10.97 | $9.50 | $8.20 | $6.28 | $8.664 | $11.514 | $14.618 | | |
| Number of accumulation units outstanding at end of period | 14,983 | 7,660 | 6,359 | 1,073 | 2,077 | 1,073 | 1,073 | 7,828 | | |

## Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2003) | | | | | | | | | | |
| Value at beginning of period | $12.88 | $11.91 | $10.26 | $7.48 | | | | | | |
| Value at end of period | $16.48 | $12.88 | $11.91 | $10.26 | | | | | | |
| Number of accumulation units outstanding at end of period | 81,053 | 50,624 | 24,053 | 6,971 | | | | | | |
| **ING VP MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2003) | | | | | | | | | | |
| Value at beginning of period | $11.26 | $10.32 | $9.36 | $9.09 | | | | | | |
| Value at end of period | $11.99 | $11.26 | $10.32 | $9.36 | | | | | | |
| Number of accumulation units outstanding at end of period | 11,537 | 9,883 | 10,821 | 10,820 | | | | | | |
| **ING VP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $14.32 | $14.06 | $14.07 | $14.11 | $14.044 | $13.669 | $12.997 | $12.512 | $12.002 | $11.51 |
| Value at end of period | $14.84 | $14.32 | $14.06 | $14.07 | $14.11 | $14.044 | $13.669 | $12.997 | $12.512 | $12.002 |
| Number of accumulation units outstanding at end of period | 255,511 | 187,355 | 122,426 | 131,947 | 459,877 | 190,821 | 258,757 | 348,708 | 190,680 | 137,699 |
| **ING VP REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during September 2004) | | | | | | | | | | |
| Value at beginning of period | $15.45 | $13.89 | $11.55 | | | | | | | |
| Value at end of period | $20.80 | $15.45 | $13.89 | | | | | | | |
| Number of accumulation units outstanding at end of period | 23,497 | 18,355 | 5,824 | | | | | | | |
| **ING VP SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $8.03 | $7.08 | | | | | | | | |
| Value at end of period | $8.94 | $8.03 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 13,357 | 8,853 | | | | | | | | |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 1997) | | | | | | | | | | |
| Value at beginning of period | $24.36 | $22.35 | $19.76 | $14.54 | $19.16 | $18.638 | $17.665 | $13.657 | $13.664 | $11.541 |
| Value at end of period | $28.13 | $24.36 | $22.35 | $19.76 | $14.54 | $19.16 | $18.638 | $17.665 | $13.657 | $13.664 |
| Number of accumulation units outstanding at end of period | 64,560 | 48,654 | 39,059 | 46,260 | 52,478 | 2,885 | 22,613 | 20,668 | 20,254 | 13,843 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $17.70 | $17.24 | $16.15 | $14.38 | $15.202 | $15.753 | $15.203 | $14.36 | $13.583 | $12.00 |
| Value at end of period | $18.96 | $17.70 | $17.24 | $16.15 | $14.38 | $15.202 | $15.753 | $15.203 | $14.36 | $13.583 |
| Number of accumulation units outstanding at end of period | 52,255 | 35,156 | 25,650 | 33,847 | 48,487 | 15,761 | 17,675 | 43,422 | 76,396 | 77,495 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $19.39 | $18.47 | $16.68 | $13.57 | $15.914 | $18.20 | $18.533 | $16.395 | $15.90 | $13.415 |
| Value at end of period | $21.70 | $19.39 | $18.47 | $16.68 | $13.57 | $15.914 | $18.20 | $18.533 | $16.395 | $15.90 |
| Number of accumulation units outstanding at end of period | 75,153 | 47,397 | 19,820 | 30,633 | 54,453 | 8,989 | 12,362 | 11,214 | 21,004 | 20,154 |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $18.40 | $17.78 | $16.31 | $13.81 | $15.445 | $16.799 | $16.923 | $15.532 | $14.835 | $12.763 |
| Value at end of period | $20.22 | $18.40 | $17.78 | $16.31 | $13.81 | $15.445 | $16.799 | $16.923 | $15.532 | $14.835 |
| Number of accumulation units outstanding at end of period | 46,989 | 22,238 | 10,878 | 10,610 | 18,977 | 18,902 | 18,918 | 39,125 | 35,562 | 20,404 |

CFI 17

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 1997) | | | | | | | | | | |
| Value at beginning of period | $19.19 | $18.14 | $16.66 | $13.52 | $18.476 | $20.679 | $18.982 | $16.754 | $13.271 | $12.904 |
| Value at end of period | $22.01 | $19.19 | $18.14 | $16.66 | $13.52 | $18.476 | $20.679 | $18.982 | $16.057 | $13.271 |
| Number of accumulation units outstanding at end of period | 63,051 | 56,526 | 41,013 | 48,721 | 65,922 | 5,522 | 2,242 | 2,242 | 0 | 1,510 |
| **LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2002) | | | | | | | | | | |
| Value at beginning of period | $11.58 | $11.34 | $10.19 | $7.87 | $10.13 | | | | | |
| Value at end of period | $13.42 | $11.58 | $11.34 | $10.19 | $7.87 | | | | | |
| Number of accumulation units outstanding at end of period | 195,968 | 180,758 | 101,883 | 45,241 | 28,771 | | | | | |
| **LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during January 2002) | | | | | | | | | | |
| Value at beginning of period | $13.49 | $12.60 | $10.28 | $8.33 | $8.97 | | | | | |
| Value at end of period | $14.96 | $13.49 | $12.60 | $10.28 | $8.33 | | | | | |
| Number of accumulation units outstanding at end of period | 133,150 | 109,823 | 68,329 | 41,846 | 63,699 | | | | | |
| **OPPENHEIMER MAIN STREET SMALL CAP FUND®/VA** | | | | | | | | | | |
| (Funds were first received in this option during January 2005) | | | | | | | | | | |
| Value at beginning of period | $13.37 | $11.69 | | | | | | | | |
| Value at end of period | $15.21 | $13.37 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,403 | 592 | | | | | | | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $10.53 | $10.51 | | | | | | | | |
| Value at end of period | $10.50 | $10.53 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 12,782 | 5,572 | | | | | | | | |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2002) | | | | | | | | | | |
| Value at beginning of period | $11.66 | $11.16 | $9.70 | $8.00 | $9.93 | | | | | |
| Value at end of period | $14.12 | $11.66 | $11.16 | $9.70 | $8.00 | | | | | |
| Number of accumulation units outstanding at end of period | 92,523 | 87,153 | 13,513 | 18,217 | 28,883 | | | | | |
| **PIONEER FUND VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2003) | | | | | | | | | | |
| Value at beginning of period | $10.65 | $10.15 | $9.23 | $8.83 | | | | | | |
| Value at end of period | $12.28 | $10.65 | $10.15 | $9.23 | | | | | | |
| Number of accumulation units outstanding at end of period | 21,948 | 21,679 | 9,790 | 998 | | | | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during February 2005) | | | | | | | | | | |
| Value at beginning of period | $10.79 | $10.74 | | | | | | | | |
| Value at end of period | $11.57 | $10.79 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,529 | 7,733 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **PIONEER MID CAP VALUE VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2002) | | | | | | | | | | |
| Value at beginning of period | $15.31 | $14.35 | $11.89 | $8.75 | $8.69 | | | | | |
| Value at end of period | $17.04 | $15.31 | $14.35 | $11.89 | $8.75 | | | | | |
| Number of accumulation units outstanding at end of period | 63,235 | 55,570 | 20,091 | 5,575 | 26,331 | | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $12.94 | $12.20 | | | | | | | | |
| Value at end of period | $15.32 | $12.94 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 6,209 | 2,664 | | | | | | | | |
| **WANGER U.S. SMALLER COMPANIES** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $13.34 | $12.85 | | | | | | | | |
| Value at end of period | $14.22 | $13.34 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 3,776 | 2,189 | | | | | | | | |

## TABLE III

### FOR CERTAIN CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **AIM V.I. CAPITAL APPRECIATION FUND** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.61 | $10.80 | $10.25 | $10.26 |
| Value at end of period | $12.18 | $11.61 | $10.80 | $10.25 |
| Number of accumulation units outstanding at end of period | 2,362 | 327 | 828 | 1,939 |
| **AIM V.I. CORE EQUITY FUND** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.61 | $11.16 | $10.37 | $10.36 |
| Value at end of period | $13.38 | $11.61 | $11.16 | $10.37 |
| Number of accumulation units outstanding at end of period | 1,737 | 835 | 3,019 | 4,157 |
| **CALVERT SOCIAL BALANCED PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.39 | $10.91 | $10.21 | $10.20 |
| Value at end of period | $12.23 | $11.39 | $10.91 | $10.21 |
| Number of accumulation units outstanding at end of period | 498 | 1,374 | 1,364 | 662 |
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.63 | $11.80 | $10.35 | $10.35 |
| Value at end of period | $15.04 | $13.63 | $11.80 | $10.35 |
| Number of accumulation units outstanding at end of period | 43,238 | 46,284 | 46,416 | 44,105 |

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.09 | $11.56 | $10.50 | $10.47 |
| Value at end of period | $14.35 | $12.09 | $11.56 | $10.50 |
| Number of accumulation units outstanding at end of period | 29,566 | 31,838 | 37,709 | 35,849 |
| **FIDELITY® VIP GROWTH PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.02 | $10.55 | $10.33 | $10.33 |
| Value at end of period | $11.63 | $11.02 | $10.55 | $10.33 |
| Number of accumulation units outstanding at end of period | 30,332 | 43,859 | 53,573 | 54,251 |
| **FIDELITY® VIP OVERSEAS PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.89 | $11.81 | $10.53 | $10.50 |
| Value at end of period | $16.20 | $13.89 | $11.81 | $10.53 |
| Number of accumulation units outstanding at end of period | 3,478 | 3,976 | 2,876 | 3,023 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.59 | $12.65 | $10.35 | $10.45 |
| Value at end of period | $15.70 | $13.59 | $12.65 | $10.35 |
| Number of accumulation units outstanding at end of period | 3,415 | 4,501 | 2,782 | 1,106 |
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | | | $10.42 | $10.39 |
| Value at end of period | | | $10.71 | $10.42 |
| Number of accumulation units outstanding at end of period | | | 0 | 1,728 |
| **ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)** | | | | |
| (Funds were first received in this option during April 2005) | | | | |
| Value at beginning of period | $10.16 | $9.70 | | |
| Value at end of period | $9.87 | $10.16 | | |
| Number of accumulation units outstanding at end of period | 24,526 | 28,631 | | |
| **ING AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO** | | | | |
| (Funds were first received in this option during August 2004) | | | | |
| Value at beginning of period | $13.09 | $12.29 | $10.65 | |
| Value at end of period | $14.92 | $13.09 | $12.29 | |
| Number of accumulation units outstanding at end of period | 766 | 766 | 682 | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.71 | $12.93 | $10.23 | $10.28 |
| Value at end of period | $15.60 | $13.71 | $12.93 | $10.23 |
| Number of accumulation units outstanding at end of period | 948 | 742 | 1,146 | 717 |

# Condensed Financial Information (continued)

|  | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during December 2003) |  |  |  |  |
| Value at beginning of period |  |  | $10.37 | $10.34 |
| Value at end of period |  |  | $10.39 | $10.37 |
| Number of accumulation units outstanding at end of period |  |  | 0 | 290 |
| **ING JPMORGAN INTERNATIONAL PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during December 2003) |  |  |  |  |
| Value at beginning of period | $13.43 | $12.36 | $10.53 | $10.45 |
| Value at end of period | $16.21 | $13.43 | $12.36 | $10.53 |
| Number of accumulation units outstanding at end of period | 29,518 | 28,688 | 32,167 | 30,493 |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during December 2003) |  |  |  |  |
| Value at beginning of period | $13.07 | $12.20 | $10.24 | $10.27 |
| Value at end of period | $15.04 | $13.07 | $12.20 | $10.24 |
| Number of accumulation units outstanding at end of period | 1,574 | 1,670 | 2,098 | 70 |
| **ING JULIUS BAER FOREIGN PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during July 2005) |  |  |  |  |
| Value at beginning of period | $13.82 | $12.09 |  |  |
| Value at end of period | $17.63 | $13.82 |  |  |
| Number of accumulation units outstanding at end of period | 5,249 | 214 |  |  |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during December 2003) |  |  |  |  |
| Value at beginning of period | $12.54 | $11.40 | $10.52 | $10.52 |
| Value at end of period | $13.66 | $12.54 | $11.40 | $10.52 |
| Number of accumulation units outstanding at end of period | 13,021 | 19,240 | 27,508 | 40,066 |
| **ING MARSICO GROWTH PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during November 2006) |  |  |  |  |
| Value at beginning of period | $9.98 |  |  |  |
| Value at end of period | $10.11 |  |  |  |
| Number of accumulation units outstanding at end of period | 325 |  |  |  |
| **ING MFS TOTAL RETURN PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during July 2005) |  |  |  |  |
| Value at beginning of period | $11.16 | $11.14 |  |  |
| Value at end of period | $12.34 | $11.16 |  |  |
| Number of accumulation units outstanding at end of period | 2,235 | 2,595 |  |  |
| **ING OPCAP BALANCED VALUE PORTFOLIO** |  |  |  |  |
| (Funds were first received in this option during December 2003) |  |  |  |  |
| Value at beginning of period | $11.39 | $11.23 | $10.31 | $10.30 |
| Value at end of period | $12.43 | $11.39 | $11.23 | $10.31 |
| Number of accumulation units outstanding at end of period | 1,407 | 1,476 | 2,715 | 1,123 |

CFI 21

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)** | | | | |
| (Funds were first received in this option during April 2005) | | | | |
| Value at beginning of period | $11.65 | $10.01 | | |
| Value at end of period | $13.57 | $11.65 | | |
| Number of accumulation units outstanding at end of period | 72,127 | 76,110 | | |
| **ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO** | | | | |
| (Funds were first received in this option during April 2005) | | | | |
| Value at beginning of period | $10.01 | $9.88 | | |
| Value at end of period | $10.72 | $10.01 | | |
| Number of accumulation units outstanding at end of period | 8,771 | 9,613 | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $10.41 | $10.32 | $10.02 | $10.01 |
| Value at end of period | $10.69 | $10.41 | $10.32 | $10.02 |
| Number of accumulation units outstanding at end of period | 1,088 | 1,307 | 2,093 | 2,227 |
| **ING PIONEER FUND PORTFOLIO** | | | | |
| (Funds were first received in this option during October 2006) | | | | |
| Value at beginning of period | $10.49 | | | |
| Value at end of period | $10.79 | | | |
| Number of accumulation units outstanding at end of period | 954 | | | |
| **ING SOLUTION 2015 PORTFOLIO** | | | | |
| (Funds were first received in this option during July 2005) | | | | |
| Value at beginning of period | $10.68 | $10.42 | | |
| Value at end of period | $11.68 | $10.68 | | |
| Number of accumulation units outstanding at end of period | 3,092 | 3,090 | | |
| **ING SOLUTION 2025 PORTFOLIO** | | | | |
| (Funds were first received in this option during November 2005) | | | | |
| Value at beginning of period | $10.91 | $10.70 | | |
| Value at end of period | $12.13 | $10.91 | | |
| Number of accumulation units outstanding at end of period | 989 | 989 | | |
| **ING THORNBURG VALUE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.57 | $11.54 | $10.35 | $10.34 |
| Value at end of period | $13.35 | $11.57 | $11.54 | $10.35 |
| Number of accumulation units outstanding at end of period | 3,558 | 3,566 | 4,770 | 5,934 |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | |
| (Funds were first received in this option during April 2005) | | | | |
| Value at beginning of period | $11.09 | $9.93 | | |
| Value at end of period | $11.95 | $11.09 | | |
| Number of accumulation units outstanding at end of period | 23,875 | 27,484 | | |

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | |
| (Funds were first received in this option during November 2005) | | | | |
| Value at beginning of period | $11.64 | $11.37 | | |
| Value at end of period | $13.69 | $11.64 | | |
| Number of accumulation units outstanding at end of period | 2,912 | 2,912 | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.83 | $11.28 | $10.38 | $10.36 |
| Value at end of period | $13.23 | $11.83 | $11.28 | $10.38 |
| Number of accumulation units outstanding at end of period | 14,061 | 16,798 | 22,446 | 22,239 |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.65 | $11.71 | $10.34 | $10.32 |
| Value at end of period | $14.31 | $12.65 | $11.71 | $10.34 |
| Number of accumulation units outstanding at end of period | 90,208 | 99,737 | 113,572 | 138,029 |
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.33 | $12.06 | $10.46 | $10.45 |
| Value at end of period | $14.10 | $12.33 | $12.06 | $10.46 |
| Number of accumulation units outstanding at end of period | 5,025 | 4,055 | 3,401 | 568 |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)** | | | | |
| (Funds were first received in this option during April 2005) | | | | |
| Value at beginning of period | $10.69 | $9.98 | | |
| Value at end of period | $11.89 | $10.69 | | |
| Number of accumulation units outstanding at end of period | 35,175 | 33,215 | | |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.37 | $11.05 | $10.22 | $10.22 |
| Value at end of period | $12.35 | $11.37 | $11.05 | $10.22 |
| Number of accumulation units outstanding at end of period | 287,884 | 397,835 | 497,215 | 557,495 |
| **ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.04 | $10.00 | $10.26 | $10.29 |
| Value at end of period | $11.69 | $11.04 | $10.00 | $10.26 |
| Number of accumulation units outstanding at end of period | 1,525 | 2,476 | 2,563 | 8,038 |
| **ING VP GROWTH AND INCOME PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.95 | $11.19 | $10.46 | $10.46 |
| Value at end of period | $13.48 | $11.95 | $11.19 | $10.46 |
| Number of accumulation units outstanding at end of period | 582,195 | 651,091 | 768,283 | 855,351 |

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **ING VP GROWTH PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.81 | $10.93 | $10.33 | $10.33 |
| Value at end of period | $11.97 | $11.81 | $10.93 | $10.33 |
| Number of accumulation units outstanding at end of period | 6,557 | 8,067 | 10,257 | 15,889 |
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | |
| (Funds were first received in this option during November 2006) | | | | |
| Value at beginning of period | $10.34 | | | |
| Value at end of period | $10.86 | | | |
| Number of accumulation units outstanding at end of period | 140 | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.80 | $11.34 | $10.38 | $10.36 |
| Value at end of period | $13.36 | $11.80 | $11.34 | $10.38 |
| Number of accumulation units outstanding at end of period | 51,799 | 62,872 | 71,567 | 76,298 |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.86 | $11.72 | $10.18 | $10.23 |
| Value at end of period | $13.90 | $12.86 | $11.72 | $10.18 |
| Number of accumulation units outstanding at end of period | 13,483 | 15,044 | 15,227 | 13,868 |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.07 | $12.29 | $10.20 | $10.37 |
| Value at end of period | $14.69 | $13.07 | $12.29 | $10.20 |
| Number of accumulation units outstanding at end of period | 3,855 | 4,535 | 14,045 | 12,695 |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $10.59 | $10.39 | $10.04 | $10.03 |
| Value at end of period | $10.88 | $10.59 | $10.39 | $10.04 |
| Number of accumulation units outstanding at end of period | 110,379 | 122,768 | 135,976 | 159,726 |
| **ING VP INTERNATIONAL EQUITY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $14.05 | $12.18 | $10.52 | $10.45 |
| Value at end of period | $17.14 | $14.05 | $12.18 | $10.52 |
| Number of accumulation units outstanding at end of period | 1,188 | 545 | 466 | 466 |
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.15 | $12.17 | $10.49 | $10.42 |
| Value at end of period | $16.81 | $13.15 | $12.17 | $10.49 |
| Number of accumulation units outstanding at end of period | 3,439 | 987 | 972 | 55 |

# Condensed Financial Information (continued)

|  | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **ING VP MONEY MARKET PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $10.15 | $9.98 | $10.00 | $10.00 |
| Value at end of period | $10.51 | $10.15 | $9.98 | $10.00 |
| Number of accumulation units outstanding at end of period | 29,918 | 34,681 | 43,672 | 45,491 |
| **ING VP REAL ESTATE PORTFOLIO** | | | | |
| (Funds were first received in this option during November 2004) | | | | |
| Value at beginning of period | $15.43 | $13.88 | $12.79 | |
| Value at end of period | $20.74 | $15.43 | $13.88 | |
| Number of accumulation units outstanding at end of period | 2,691 | 1,920 | 838 | |
| **ING VP SMALL COMPANY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.55 | $11.53 | $10.20 | $10.31 |
| Value at end of period | $14.48 | $12.55 | $11.53 | $10.20 |
| Number of accumulation units outstanding at end of period | 6,172 | 9,695 | 15,289 | 17,979 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.13 | $10.85 | $10.18 | $10.18 |
| Value at end of period | $11.91 | $11.13 | $10.85 | $10.18 |
| Number of accumulation units outstanding at end of period | 6,497 | 3,695 | 5,609 | 6,894 |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.96 | $11.41 | $10.31 | $10.30 |
| Value at end of period | $13.37 | $11.96 | $11.41 | $10.31 |
| Number of accumulation units outstanding at end of period | 6,724 | 7,483 | 6,059 | 9,416 |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.53 | $11.15 | $10.24 | $10.24 |
| Value at end of period | $12.66 | $11.53 | $11.15 | $10.24 |
| Number of accumulation units outstanding at end of period | 3,128 | 3,746 | 4,381 | 5,153 |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.97 | $11.32 | $10.41 | $10.38 |
| Value at end of period | $13.71 | $11.97 | $11.32 | $10.41 |
| Number of accumulation units outstanding at end of period | 5,128 | 6,032 | 7,239 | 9,635 |
| **LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $11.84 | $11.61 | $10.44 | $10.41 |
| Value at end of period | $13.71 | $11.84 | $11.61 | $10.44 |
| Number of accumulation units outstanding at end of period | 6,594 | 7,070 | 4,274 | 4,574 |

CFI 25

**Condensed Financial Information (continued)**

| | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| **LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.52 | $12.65 | $10.33 | $10.32 |
| Value at end of period | $14.99 | $13.52 | $12.65 | $10.33 |
| Number of accumulation units outstanding at end of period | 10,678 | 11,060 | 8,519 | 4,083 |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2005) | | | | |
| Value at beginning of period | $10.52 | $10.41 | | |
| Value at end of period | $10.48 | $10.52 | | |
| Number of accumulation units outstanding at end of period | 8 | 8 | | |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $12.45 | $11.92 | $10.37 | $10.37 |
| Value at end of period | $15.05 | $12.45 | $11.92 | $10.37 |
| Number of accumulation units outstanding at end of period | 4,200 | 4,819 | 1,013 | 636 |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | |
| (Funds were first received in this option during October 2005) | | | | |
| Value at beginning of period | $10.77 | $10.59 | | |
| Value at end of period | $11.54 | $10.77 | | |
| Number of accumulation units outstanding at end of period | 210 | 68 | | |
| **PIONEER MID CAP VALUE VCT PORTFOLIO** | | | | |
| (Funds were first received in this option during December 2003) | | | | |
| Value at beginning of period | $13.20 | $12.38 | $10.27 | $10.27 |
| Value at end of period | $14.67 | $13.20 | $12.38 | $10.27 |
| Number of accumulation units outstanding at end of period | 6,103 | 7,277 | 5,879 | 5,152 |
| **WANGER SELECT** | | | | |
| (Funds were first received in this option during October 2005) | | | | |
| Value at beginning of period | $12.93 | $11.75 | | |
| Value at end of period | $15.28 | $12.93 | | |
| Number of accumulation units outstanding at end of period | 2,123 | 2,097 | | |
| **WANGER U.S. SMALLER COMPANIES** | | | | |
| (Funds were first received in this option during May 2006) | | | | |
| Value at beginning of period | $13.81 | $11.75 | | |
| Value at end of period | $14.19 | $12.93 | | |
| Number of accumulation units outstanding at end of period | 1,397 | 2,097 | | |

# *Please attach to your application*

*I hereby acknowledge receipt of a Variable Annuity Account C Individual Variable Annuity Contract Prospectus dated April 30, 2007 for Individual Retirement Annuities and Simplified Employee Pension Plans, as well as the current prospectuses pertaining to the variable investment options available under the contracts.*

*___ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.75988-07) dated April 30, 2007.*


**CONTRACT HOLDER'S SIGNATURE**


**DATE**


PRO.75988-07

---
**VARIABLE ANNUITY ACCOUNT C**
**OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**

---

**Statement of Additional Information dated April 30, 2007**

Individual Deferred Fixed or Variable Annuity Contracts for Individual
Retirement Annuities under Section 408(b), Roth Individual
Retirement Annuities under Section 408A and Simplified
Employee Pension Plans under Section 408(k)

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "separate account") dated April 30, 2007.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, Connecticut 06156-1277
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

| | Page |
|---|---|
| General Information and History | 2 |
| Variable Annuity Account C | 2 |
| Offering and Purchase of Contracts | 4 |
| Income Phase Payments | 4 |
| Sales Material and Advertising | 5 |
| Independent Registered Public Accounting Firm | 6 |
| Financial Statements of the Separate Account | S-1 |
| Consolidated Financial Statements of ING Life Insurance and Annuity Company | C-1 |

## GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contract described in the prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As of December 31, 2006, the Company had $59 billion invested through their products, including $50 billion in their separate accounts (of which the Company's investment management affiliates manage or oversee the management of $19 billion). The Company is ranked based on assets among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 19, 2006.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940.

Other than the mortality and expense risk charge and administrative expense charge, if any, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract.  (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

## VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions or under all contracts.

The funds currently available under the contract are as follows:

| | |
|---|---|
| AIM V.I. Capital Appreciation Fund (Series I) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class) |
| AIM V.I. Core Equity Fund (Series I) | ING T. Rowe Price Equity Income Portfolio (Class S) |
| AllianceBernstein Growth and Income Portfolio (Class A) | ING T. Rowe Price Growth Equity Portfolio (I Class) |
| Calvert Social Balanced Portfolio | ING Thornburg Value Portfolio (I Class) [1] |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING UBS U.S. Large Cap Equity Portfolio (I Class) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Van Kampen Comstock Portfolio (S Class) |
| Fidelity® VIP Growth Portfolio (Initial Class) | ING Van Kampen Equity and Income Portfolio (I Class) |
| Fidelity® VIP Overseas Portfolio (Initial Class) | ING Van Kampen Real Estate Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING VP Balanced Portfolio, Inc. (Class I) |
| ING American Century Large Company Value Portfolio (S Class) | ING VP Financial Services Portfolio (Class I) |
| ING American Century Small-Mid Cap Value Portfolio (S Class) | ING VP Global Science and Technology Portfolio (Class I) |
| ING Baron Small Cap Growth Portfolio (S Class) | ING VP Growth and Income Portfolio (Class I) |
| ING BlackRock Large Cap Growth Portfolio (Class I) | ING VP Growth Portfolio (Class I) |
| ING Davis Venture Value Portfolio (S Class) | ING VP Index Plus International Equity Portfolio (Class S) |
| ING FMRSM Large Cap Growth Portfolio (Class I) [*] [1] | ING VP Index Plus LargeCap Portfolio (Class I) |
| ING Fundamental Research Portfolio (S Class) | ING VP Index Plus MidCap Portfolio (Class I) |
| ING GET U.S. Core Portfolio [2] | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING GNMA Income Fund (Class I) [**] | ING VP Intermediate Bond Portfolio (Class I) |
| ING JPMorgan International Portfolio (I Class) | ING VP International Equity Portfolio (Class I) |
| ING JPMorgan Mid Cap Value Portfolio (S Class) | ING VP International Value Portfolio (Class I) |
| ING JPMorgan Value Opportunities Portfolio (Class I) | ING VP MidCap Opportunities Portfolio (Class I) |
| ING Julius Baer Foreign Portfolio (Class S) | ING VP Money Market Portfolio (Class I) |
| ING Legg Mason Partners Aggressive Growth Portfolio (I Class) | ING VP Real Estate Portfolio (Class I) |
| ING Legg Mason Partners Large Cap Growth Portfolio (I Class) | ING VP Small Company Portfolio (Class I) |
| ING Lord Abbett Affiliated Portfolio (Class I) | ING VP SmallCap Opportunities Portfolio (Class I) |
| ING MFS Total Return Portfolio (Class S) | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING Marsico Growth Portfolio (Class S) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING OpCap Balanced Value Portfolio (S Class) | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING Oppenheimer Global Portfolio (I Class) | ING VP Value Opportunity Portfolio (Class I) |
| ING Oppenheimer Strategic Income Portfolio (I Class) | Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) |
| ING PIMCO Total Return Portfolio (S Class) | Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC) |
| ING Pioneer Equity Income Portfolio (Class I) [3] | Oppenheimer Main Street Small Cap Fund®/VA |
| ING Pioneer Fund Portfolio (Class I) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING Pioneer High Yield Portfolio (I Class) | Pioneer Equity Income VCT Portfolio (Class I) |
| ING Pioneer Mid Cap Value Portfolio (Class I) | Pioneer Fund VCT Portfolio (Class I) |
| ING Solution 2015 Portfolio (S Class) [4] | Pioneer High Yield VCT Portfolio (Class I) |
| ING Solution 2025 Portfolio (S Class) [4] | Pioneer Mid Cap Value VCT Portfolio (Class I) |
| ING Solution 2035 Portfolio (S Class) [4] | Wanger Select |
| ING Solution 2045 Portfolio (S Class) [4] | Wanger U.S. Smaller Companies |
| ING Solution Income Portfolio (S Class) [4] | |

[*] FMRSM is a service mark of Fidelity Management & Research Company.
[**] This fund is available to the general public. See "Investment Options - Additional Risks of Investing in the Funds" in the prospectus.
(1) This fund has changed its name to the name listed above. See Appendix IV- Fund Descriptions in the prospectus for a complete list of former and current name changes.
(2) The ING GET U.S. Core Portfolio is not currently available for investment.
(3) This fund is scheduled to be available on May 11, 2007.
(4) These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" in the prospectus for additional information.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

## OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. ("NASD"), and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2006, 2005 and 2004 amounted to approximately $43,390,180.16, $36,978,063.93, and $33,938,738.36,, respectively. These amounts reflect approximate compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

## INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation day before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable income phase payments fluctuate as the annuity unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending upon the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Income phase payments would decline if the performance was less than 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the performance of the subaccounts selected.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based on a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten valuation lag which gives the Company time to process income phase payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

**EXAMPLE:**
Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be $40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779*= .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation (assume such value to be $13.400000) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces an income phase payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968= .9998663^30.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contract and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

**FINANCIAL STATEMENTS**

**Variable Annuity Account C of**

**ING Life Insurance and Annuity Company**

*Year ended December 31, 2006*

*with Report of Independent Registered Public Accounting Firm*

This page intentionally left blank.

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Financial Statements**
**Year ended December 31, 2006**

# Contents

Report of Independent Registered Public Accounting Firm      1

Audited Financial Statements

Statements of Assets and Liabilities      5
Statements of Operations      53
Statements of Changes in Net Assets      102
Notes to Financial Statements      163

This page intentionally left blank.

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
  AIM Global Health Care Fund - Investor Class
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Growth Fund - Series I Shares
  AIM V.I. Premier Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - Advisor Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Investment Funds Trust:
  Baron Asset Fund
  Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Capital One Funds:
  Capital One Mid Cap Equity Fund - Class A
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
  Evergreen Special Values Fund - Class A
Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class
  ING Legg Mason Value Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class

ING Investors Trust (continued):
ING Marsico International Opportunities
   Portfolio - Service Class
ING MFS Total Return Portfolio - Adviser Class
ING MFS Total Return Portfolio - Institutional Class
ING MFS Total Return Portfolio - Service Class
ING MFS Utilities Portfolio - Service Class
ING Oppenheimer Main Street Portfolio® - Service Class
ING PIMCO High Yield Portfolio - Institutional Class
ING PIMCO High Yield Portfolio - Service Class
ING Pioneer Fund Portfolio - Institutional Class
ING Pioneer Fund Portfolio - Service Class
ING Pioneer Mid Cap Value Portfolio - Institutional Class
ING Pioneer Mid Cap Value Portfolio - Service Class
ING Stock Index Portfolio - Institutional Class
ING T. Rowe Price Capital Appreciation Portfolio - Service
   Class
ING T. Rowe Price Equity Income Portfolio - Adviser Class
ING T. Rowe Price Equity Income Portfolio - Service Class
ING Templeton Global Growth Portfolio - Institutional Class
ING Templeton Global Growth Portfolio - Service Class
ING Van Kampen Equity Growth Portfolio - Service Class
ING Van Kampen Growth and Income Portfolio - Service Class
ING Van Kampen Real Estate Portfolio - Institutional Class
ING Van Kampen Real Estate Portfolio - Service Class
ING VP Index Plus International Equity Portfolio - Service Class
ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Mutual Funds:
ING International Fund - Class Q
ING International SmallCap Fund - Class A
ING Partners, Inc.:
ING American Century Large Company Value
   Portfolio - Adviser Class
ING American Century Large Company Value
   Portfolio - Service Class
ING American Century Select Portfolio - Initial Class
ING American Century Select Portfolio - Service Class
ING American Century Small-Mid Cap Value
   Portfolio - Adviser Class
ING American Century Small-Mid Cap Value
   Portfolio - Service Class
ING Baron Asset Portfolio - Service Class
ING Baron Small Cap Growth Portfolio - Adviser Class
ING Baron Small Cap Growth Portfolio - Service Class
ING Columbia Small Cap Value II Portfolio - Service Class
ING Davis Venture Value Portfolio - Service Class
ING Fidelity® VIP Mid Cap Portfolio - Service Class
ING Fundamental Research Portfolio - Adviser Class
ING Fundamental Research Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING Goldman Sachs® Structured Equity
   Portfolio - Adviser Class
ING JPMorgan International Portfolio - Adviser Class
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan International Portfolio - Service Class
ING JPMorgan Mid Cap Value Portfolio - Adviser Class
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth
   Portfolio - Adviser Class

ING Partners, Inc. (continued):
ING Legg Mason Partners Aggressive Growth
   Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth
   Portfolio - Service Class
ING Legg Mason Partners Large Cap Growth
   Portfolio - Adviser Class
ING Legg Mason Partners Large Cap Growth
   Portfolio - Initial Class
ING Neuberger Berman Partners Portfolio - Service Class
ING Neuberger Berman Regency Portfolio - Service Class
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Adviser Class
ING Oppenheimer Global Portfolio - Initial Class
ING Oppenheimer Global Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio - Adviser Class
ING Oppenheimer Strategic Income Portfolio - Initial Class
ING PIMCO Total Return Portfolio - Adviser Class
ING PIMCO Total Return Portfolio - Service Class
ING Pioneer High Yield Portfolio - Initial Class
ING Pioneer High Yield Portfolio - Service Class
ING Solution 2015 Portfolio - Adviser Class
ING Solution 2015 Portfolio - Service Class
ING Solution 2025 Portfolio - Adviser Class
ING Solution 2025 Portfolio - Service Class
ING Solution 2035 Portfolio - Adviser Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Adviser Class
ING Solution 2045 Portfolio - Service Class
ING Solution Income Portfolio - Adviser Class
ING Solution Income Portfolio - Service Class
ING T. Rowe Price Diversified Mid Cap Growth
   Portfolio - Adviser Class
ING T. Rowe Price Diversified Mid Cap Growth
   Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth
   Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Adviser Class
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING T. Rowe Price Growth Equity Portfolio - Service Class
ING Templeton Foreign Equity Portfolio - Service Class
ING Thornburg Value Portfolio - Adviser Class
ING Thornburg Value Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Service Class
ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Van Kampen Comstock Portfolio - Adviser Class
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Adviser Class
ING Van Kampen Equity and Income Portfolio - Initial Class
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
   ING GET U.S. Core Portfolio - Series 1
   ING GET U.S. Core Portfolio - Series 2
   ING GET U.S. Core Portfolio - Series 3
   ING GET U.S. Core Portfolio - Series 5
   ING GET U.S. Core Portfolio - Series 6
   ING GET U.S. Core Portfolio - Series 7
   ING GET U.S. Core Portfolio - Series 8
   ING GET U.S. Core Portfolio - Series 9
   ING GET U.S. Core Portfolio - Series 10
   ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
   ING VP Global Science and Technology Portfolio - Class I
   ING VP Growth Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class I
   ING VP Index Plus LargeCap Portfolio - Class S
   ING VP Index Plus MidCap Portfolio - Class I
   ING VP Index Plus MidCap Portfolio - Class S
   ING VP Index Plus SmallCap Portfolio - Class I
   ING VP Index Plus SmallCap Portfolio - Class S
   ING VP International Equity Portfolio - Class I
   ING VP International Equity Portfolio - Class S
   ING VP Small Company Portfolio - Class I
   ING VP Small Company Portfolio - Class S
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP International Value Portfolio - Class S
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class S
   ING VP Real Estate Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
   ING VP Intermediate Bond Portfolio - Class S
ING VP Money Market Portfolio:
   ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
   ING VP Natural Resources Trust
Janus Adviser Series:
   Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
   Janus Aspen Series Balanced Portfolio - Institutional Shares
   Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
   Janus Aspen Series Large Cap Growth
     Portfolio - Institutional Shares
   Janus Aspen Series Mid Cap Growth
     Portfolio - Institutional Shares
   Janus Aspen Series Worldwide Growth
     Portfolio - Institutional Shares
Legg Mason Value Trust, Inc.:
   Legg Mason Value Trust, Inc. - Primary Class
LKCM Funds:
   LKCM Aquinas Growth Fund
Lord Abbett Affiliated Fund, Inc.:
   Lord Abbett Affiliated Fund - Class A

Lord Abbett Mid Cap Value Fund, Inc.:
   Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
   Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Growth and Income
     Portfolio - Class VC
   Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
   Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
   MFS® Total Return Series - Initial Class
Moderate Allocation Portfolio:
   Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
   Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
   Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Aggressive Growth Fund/VA
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
   Pax World Balanced Fund, Inc.
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Fund:
   Pioneer Fund - Class A
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer Fund VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
   Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3
   The Growth Fund of America® - Class R-4

| | |
|---|---|
| The Income Fund of America®, Inc.: | Wanger Advisors Trust: |
|   The Income Fund of America® - Class R-3 |   Wanger Select |
| UBS Funds: |   Wanger U.S. Smaller Companies |
|   UBS U.S. Small Cap Growth Fund - Class A | Washington Mutual Investors Fund<sup>SM</sup>, Inc.: |
| Vanguard® Variable Insurance Fund: |   Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3 |
|   Diversified Value Portfolio |   Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 |
|   Equity Income Portfolio | Wells Fargo Funds Trust: |
|   Small Company Growth Portfolio |   Wells Fargo Advantage Small Cap Value Fund - Class A |

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 234 | $ 17 | $ 114 | $ 32,998 | $ 49,722 |
| Total assets | 234 | 17 | 114 | 32,998 | 49,722 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 2 | 3 |
| Total liabilities | - | - | - | 2 | 3 |
| Net assets | $ 234 | $ 17 | $ 114 | $ 32,996 | $ 49,719 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 234 | $ 17 | $ 114 | $ 32,931 | $ 49,702 |
| Contracts in payout (annuitization) | - | - | - | 65 | 17 |
| Total net assets | $ 234 | $ 17 | $ 114 | $ 32,996 | $ 49,719 |
| | | | | | |
| Total number of mutual fund shares | 8,989 | 595 | 3,996 | 1,258,518 | 1,826,661 |
| | | | | | |
| Cost of mutual fund shares | $ 258 | $ 17 | $ 122 | $ 29,274 | $ 41,142 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - Advisor Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 65 | $ 557 | $ 477 | $ 5,014 | $ 5,990 |
| Total assets | 65 | 557 | 477 | 5,014 | 5,990 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 65 | $ 557 | $ 477 | $ 5,014 | $ 5,990 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 65 | $ 557 | $ 477 | $ 5,014 | $ 5,990 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 65 | $ 557 | $ 477 | $ 5,014 | $ 5,990 |
| | | | | | |
| Total number of mutual fund shares | 14,739 | 20,493 | 15,277 | 264,463 | 180,041 |
| | | | | | |
| Cost of mutual fund shares | $ 58 | $ 506 | $ 461 | $ 4,754 | $ 5,416 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund | Baron Growth Fund | Calvert Social Balanced Portfolio |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 629 | $ 660 | $ 1,029 | $ 1,434 | $ 65,401 |
| Total assets | 629 | 660 | 1,029 | 1,434 | 65,401 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 4 |
| Total liabilities | - | - | - | - | 4 |
| Net assets | $ 629 | $ 660 | $ 1,029 | $ 1,434 | $ 65,397 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 629 | $ 660 | $ 1,029 | $ 1,434 | $ 65,282 |
| Contracts in payout (annuitization) | - | - | - | - | 115 |
| Total net assets | $ 629 | $ 660 | $ 1,029 | $ 1,434 | $ 65,397 |
| | | | | | |
| Total number of mutual fund shares | 13,022 | 12,731 | 17,214 | 28,745 | 32,217,096 |
| | | | | | |
| Cost of mutual fund shares | $ 607 | $ 667 | $ 985 | $ 1,330 | $ 61,010 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Capital One Mid Cap Equity Fund - Class A | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 96 | $ 167 | $ 3,767 | $ 141,238 | $ 105,940 |
| Total assets | 96 | 167 | 3,767 | 141,238 | 105,940 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 8 | 6 |
| Total liabilities | - | - | - | 8 | 6 |
| Net assets | $ 96 | $ 167 | $ 3,767 | $ 141,230 | $ 105,934 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 96 | $ 167 | $ 3,767 | $ 141,230 | $ 105,934 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 96 | $ 167 | $ 3,767 | $ 141,230 | $ 105,934 |
| | | | | | |
| Total number of mutual fund shares | 5,625 | 1,052 | 82,066 | 3,071,724 | 3,870,663 |
| | | | | | |
| Cost of mutual fund shares | $ 99 | $ 150 | $ 3,434 | $ 125,631 | $ 102,981 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 694 | $ 455,757 | $ 295,839 | $ 7,752 | $ 51,713 |
| Total assets | 694 | 455,757 | 295,839 | 7,752 | 51,713 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 26 | 17 | - | 3 |
| Total liabilities | - | 26 | 17 | - | 3 |
| Net assets | $ 694 | $ 455,731 | $ 295,822 | $ 7,752 | $ 51,710 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 694 | $ 450,867 | $ 295,589 | $ 7,665 | $ 51,710 |
| Contracts in payout (annuitization) | - | 4,864 | 233 | 87 | - |
| Total net assets | $ 694 | $ 455,731 | $ 295,822 | $ 7,752 | $ 51,710 |
| | | | | | |
| Total number of mutual fund shares | 27,859 | 17,395,319 | 8,247,526 | 1,220,758 | 2,157,397 |
| | | | | | |
| Cost of mutual fund shares | $ 662 | $ 399,254 | $ 316,563 | $ 7,895 | $ 39,322 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Mutual Discovery Fund - Class R |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,361 | $ 1,176,647 | $ 128,852 | $ 5,451 | $ 1,438 |
| Total assets | 18,361 | 1,176,647 | 128,852 | 5,451 | 1,438 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 65 | 7 | - | - |
| Total liabilities | 1 | 65 | 7 | - | - |
| Net assets | $ 18,360 | $ 1,176,582 | $ 128,845 | $ 5,451 | $ 1,438 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 18,360 | $ 1,168,093 | $ 128,845 | $ 5,451 | $ 1,438 |
| Contracts in payout (annuitization) | - | 8,489 | - | - | - |
| Total net assets | $ 18,360 | $ 1,176,582 | $ 128,845 | $ 5,451 | $ 1,438 |
| | | | | | |
| Total number of mutual fund shares | 1,168,725 | 37,389,483 | 798,540 | 156,783 | 48,025 |
| | | | | | |
| Cost of mutual fund shares | $ 16,683 | $ 925,833 | $ 103,921 | $ 5,223 | $ 1,276 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 556 | $ 88,526 | $ 84 | $ 2,373 | $ 973 |
| Total assets | 556 | 88,526 | 84 | 2,373 | 973 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 5 | - | - | - |
| Total liabilities | - | 5 | - | - | - |
| Net assets | $ 556 | $ 88,521 | $ 84 | $ 2,373 | $ 973 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 556 | $ 87,354 | $ 84 | $ 2,373 | $ 973 |
| Contracts in payout (annuitization) | - | 1,167 | - | - | - |
| Total net assets | $ 556 | $ 88,521 | $ 84 | $ 2,373 | $ 973 |
| | | | | | |
| Total number of mutual fund shares | 14,724 | 4,711,314 | 3,494 | 125,266 | 117,088 |
| | | | | | |
| Cost of mutual fund shares | $ 547 | $ 73,785 | $ 81 | $ 2,069 | $ 983 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Intermediate Bond Fund - Class A | | ING GET Fund - Series Q | | ING GET Fund - Series S | | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | ING BlackRock Large Cap Growth Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,633 | $ | 2,909 | $ | 10,254 | $ | 3,286 | $ | - |
| Total assets | | 1,633 | | 2,909 | | 10,254 | | 3,286 | | - |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | - | | 1 | | - | | - |
| Total liabilities | | - | | - | | 1 | | - | | - |
| Net assets | $ | 1,633 | $ | 2,909 | $ | 10,253 | $ | 3,286 | $ | - |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,633 | $ | 2,909 | $ | 10,253 | $ | 3,286 | $ | - |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,633 | $ | 2,909 | $ | 10,253 | $ | 3,286 | $ | - |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 160,265 | | 284,045 | | 988,809 | | 193,961 | | 2 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,649 | $ | 2,847 | $ | 9,932 | $ | 3,831 | $ | - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 4,440 | $ 14,605 | $ 162 | $ 57 | $ 29,173 |
| Total assets | 4,440 | 14,605 | 162 | 57 | 29,173 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | - | 2 |
| Total liabilities | - | 1 | - | - | 2 |
| Net assets | $ 4,440 | $ 14,604 | $ 162 | $ 57 | $ 29,171 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 4,440 | $ 14,604 | $ 162 | $ 57 | $ 29,171 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 4,440 | $ 14,604 | $ 162 | $ 57 | $ 29,171 |
| | | | | | |
| Total number of mutual fund shares | 364,817 | 1,091,568 | 14,882 | 2,939 | 1,487,665 |
| | | | | | |
| Cost of mutual fund shares | $ 4,108 | $ 14,520 | $ 159 | $ 51 | $ 23,544 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | ING JPMorgan Value Opportunities Portfolio - Institutional Class | | ING JPMorgan Value Opportunities Portfolio - Service Class | | ING Julius Baer Foreign Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 21,611 | $ | 1,643 | $ | 26 | $ | 824 | $ | 30,168 |
| Total assets | | 21,611 | | 1,643 | | 26 | | 824 | | 30,168 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 1 | | - | | - | | - | | 2 |
| Total liabilities | | 1 | | - | | - | | - | | 2 |
| Net assets | $ | 21,610 | $ | 1,643 | $ | 26 | $ | 824 | $ | 30,166 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 21,610 | $ | 1,643 | $ | 26 | $ | 824 | $ | 30,166 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 21,610 | $ | 1,643 | $ | 26 | $ | 824 | $ | 30,166 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 1,103,752 | | 115,478 | | 2,017 | | 64,924 | | 1,788,291 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 18,552 | $ | 1,605 | $ | 25 | $ | 788 | $ | 25,798 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 35 | $ 3,415 | $ 1,068 | $ 2,747 | $ 7,306 |
| Total assets | 35 | 3,415 | 1,068 | 2,747 | 7,306 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 35 | $ 3,415 | $ 1,068 | $ 2,747 | $ 7,306 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 35 | $ 3,415 | $ 1,043 | $ 2,747 | $ 7,306 |
| Contracts in payout (annuitization) | - | - | 25 | - | - |
| Total net assets | $ 35 | $ 3,415 | $ 1,068 | $ 2,747 | $ 7,306 |
| | | | | | |
| Total number of mutual fund shares | 2,286 | 303,330 | 84,236 | 165,676 | 478,169 |
| | | | | | |
| Cost of mutual fund shares | $ 33 | $ 3,179 | $ 1,016 | $ 2,588 | $ 6,488 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 45 | $ 269 | $ 36,561 | $ 13,023 | $ 825 |
| Total assets | 45 | 269 | 36,561 | 13,023 | 825 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 2 | 1 | - |
| Total liabilities | - | - | 2 | 1 | - |
| Net assets | $ 45 | $ 269 | $ 36,559 | $ 13,022 | $ 825 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 45 | $ 269 | $ 36,559 | $ 13,022 | $ 825 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 45 | $ 269 | $ 36,559 | $ 13,022 | $ 825 |
| | | | | | |
| Total number of mutual fund shares | 2,388 | 14,128 | 1,924,255 | 894,453 | 41,586 |
| | | | | | |
| Cost of mutual fund shares | $ 43 | $ 255 | $ 35,177 | $ 11,505 | $ 763 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 247 | $ 5,070 | $ 2,509 | $ 25 | $ 783 |
| Total assets | 247 | 5,070 | 2,509 | 25 | 783 |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 247 | $ 5,070 | $ 2,509 | $ 25 | $ 783 |
| **Net assets** | | | | | |
| Accumulation units | $ 247 | $ 5,070 | $ 2,466 | $ 25 | $ 766 |
| Contracts in payout (annuitization) | - | - | 43 | - | 17 |
| Total net assets | $ 247 | $ 5,070 | $ 2,509 | $ 25 | $ 783 |
| Total number of mutual fund shares | 23,953 | 491,266 | 194,203 | 1,925 | 63,404 |
| Cost of mutual fund shares | $ 243 | $ 4,999 | $ 2,440 | $ 24 | $ 750 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6 | $ 3,625 | $ 86,929 | $ 215 | $ 87,801 |
| Total assets | 6 | 3,625 | 86,929 | 215 | 87,801 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 5 | - | 5 |
| Total liabilities | - | - | 5 | - | 5 |
| Net assets | $ 6 | $ 3,625 | $ 86,924 | $ 215 | $ 87,796 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 6 | $ 3,625 | $ 86,924 | $ 215 | $ 87,796 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6 | $ 3,625 | $ 86,924 | $ 215 | $ 87,796 |
| | | | | | |
| Total number of mutual fund shares | 485 | 282,078 | 3,266,793 | 14,060 | 5,668,223 |
| | | | | | |
| Cost of mutual fund shares | $ 6 | $ 3,350 | $ 82,814 | $ 202 | $ 76,871 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ - | $ 1,421 | $ 14 | $ 15,705 | $ 754 |
| Total assets | - | 1,421 | 14 | 15,705 | 754 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Total liabilities | - | - | - | 1 | - |
| Net assets | $ - | $ 1,421 | $ 14 | $ 15,704 | $ 754 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ - | $ 1,421 | $ 14 | $ 15,704 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 754 |
| Total net assets | $ - | $ 1,421 | $ 14 | $ 15,704 | $ 754 |
| | | | | | |
| Total number of mutual fund shares | 5 | 98,058 | 1,176 | 555,551 | 19,307 |
| | | | | | |
| Cost of mutual fund shares | $ - | $ 1,325 | $ 14 | $ 14,916 | $ 707 |

*The accompanying notes are an integral part of these financial statements.*

19

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Fund - Class Q |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 16,906 | $ 2,537 | $ 767 | $ 1,141 | $ 7 |
| Total assets | 16,906 | 2,537 | 767 | 1,141 | 7 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | - | - | - |
| Total liabilities | 1 | - | - | - | - |
| Net assets | $ 16,905 | $ 2,537 | $ 767 | $ 1,141 | $ 7 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 16,905 | $ 2,537 | $ 767 | $ 1,141 | $ 7 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 16,905 | $ 2,537 | $ 767 | $ 1,141 | $ 7 |
| | | | | | |
| Total number of mutual fund shares | 434,704 | 193,841 | 43,161 | 100,184 | 531 |
| | | | | | |
| Cost of mutual fund shares | $ 15,708 | $ 2,438 | $ 718 | $ 1,104 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 837 | $ 9 | $ 5,290 | $ 131,565 | $ - |
| Total assets | 837 | 9 | 5,290 | 131,565 | - |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 8 | - |
| Total liabilities | - | - | - | 8 | - |
| Net assets | $ 837 | $ 9 | $ 5,290 | $ 131,557 | $ - |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 837 | $ 9 | $ 5,266 | $ 131,278 | $ - |
| Contracts in payout (annuitization) | - | - | 24 | 279 | - |
| Total net assets | $ 837 | $ 9 | $ 5,290 | $ 131,557 | $ - |
| | | | | | |
| Total number of mutual fund shares | 16,273 | 549 | 329,598 | 14,363,034 | 14 |
| | | | | | |
| Cost of mutual fund shares | $ 691 | $ 8 | $ 4,584 | $ 125,967 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 22 | $ 33,828 | $ 306 | $ 63 | $ 91,456 |
| Total assets | 22 | 33,828 | 306 | 63 | 91,456 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | - | 5 |
| Total liabilities | - | 2 | - | - | 5 |
| Net assets | $ 22 | $ 33,826 | $ 306 | $ 63 | $ 91,451 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 22 | $ 33,324 | $ 306 | $ 63 | $ 90,943 |
| Contracts in payout (annuitization) | - | 502 | - | - | 508 |
| Total net assets | $ 22 | $ 33,826 | $ 306 | $ 63 | $ 91,451 |
| | | | | | |
| Total number of mutual fund shares | 1,636 | 2,503,953 | 27,568 | 3,470 | 4,989,426 |
| | | | | | |
| Cost of mutual fund shares | $ 20 | $ 29,758 | $ 293 | $ 60 | $ 72,615 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Adviser Class | ING Fundamental Research Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 39 | $ 9,469 | $ 110 | $ 5 | $ 1,510 |
| Total assets | 39 | 9,469 | 110 | 5 | 1,510 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | - | - |
| Total liabilities | - | 1 | - | - | - |
| Net assets | $ 39 | $ 9,468 | $ 110 | $ 5 | $ 1,510 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 39 | $ 9,406 | $ 110 | $ 5 | $ 1,510 |
| Contracts in payout (annuitization) | - | 62 | - | - | - |
| Total net assets | $ 39 | $ 9,468 | $ 110 | $ 5 | $ 1,510 |
| | | | | | |
| Total number of mutual fund shares | 3,877 | 480,674 | 7,875 | 480 | 150,591 |
| | | | | | |
| Cost of mutual fund shares | $ 36 | $ 8,389 | $ 108 | $ 5 | $ 1,276 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Goldman Sachs® Capital Growth Portfolio - Service Class | | ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | | ING JPMorgan International Portfolio - Adviser Class | | ING JPMorgan International Portfolio - Initial Class | | ING JPMorgan International Portfolio - Service Class | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 2,157 | $ | 2 | $ | 20 | $ | 150,212 | $ | 16 |
| Total assets | | 2,157 | | 2 | | 20 | | 150,212 | | 16 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | - | | - | | 9 | | - |
| Total liabilities | | - | | - | | - | | 9 | | - |
| Net assets | $ | 2,157 | $ | 2 | $ | 20 | $ | 150,203 | $ | 16 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 2,076 | $ | 2 | $ | 20 | $ | 148,489 | $ | 16 |
| Contracts in payout (annuitization) | | 81 | | - | | - | | 1,714 | | - |
| Total net assets | $ | 2,157 | $ | 2 | $ | 20 | $ | 150,203 | $ | 16 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 173,671 | | 137 | | 1,244 | | 9,238,141 | | 959 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,933 | $ | 2 | $ | 19 | $ | 99,304 | $ | 15 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 91 | $ 32,580 | $ 17 | $ 203,819 | $ 82 |
| Total assets | 91 | 32,580 | 17 | 203,819 | 82 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | 12 | - |
| Total liabilities | - | 2 | - | 12 | - |
| Net assets | $ 91 | $ 32,578 | $ 17 | $ 203,807 | $ 82 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 91 | $ 31,593 | $ 17 | $ 203,615 | $ 82 |
| Contracts in payout (annuitization) | - | 985 | - | 192 | - |
| Total net assets | $ 91 | $ 32,578 | $ 17 | $ 203,807 | $ 82 |
| | | | | | |
| Total number of mutual fund shares | 5,694 | 2,014,868 | 356 | 4,151,090 | 1,693 |
| | | | | | |
| Cost of mutual fund shares | $ 87 | $ 28,621 | $ 16 | $ 208,786 | $ 73 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 33 | $ 3,850 | $ 232 | $ 1 | $ 13,498 |
| Total assets | 33 | 3,850 | 232 | 1 | 13,498 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 33 | $ 3,850 | $ 232 | $ 1 | $ 13,497 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 33 | $ 3,850 | $ 232 | $ 1 | $ 13,176 |
| Contracts in payout (annuitization) | - | - | - | - | 321 |
| Total net assets | $ 33 | $ 3,850 | $ 232 | $ 1 | $ 13,497 |
| | | | | | |
| Total number of mutual fund shares | 2,821 | 322,449 | 21,278 | 138 | 898,098 |
| | | | | | |
| Cost of mutual fund shares | $ 32 | $ 3,626 | $ 232 | $ 1 | $ 11,550 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 96 | $ 921,383 | $ 180 | $ 127 | $ 112,899 |
| Total assets | 96 | 921,383 | 180 | 127 | 112,899 |
| **Liabilities** | | | | | |
| Payable to related parties | - | 53 | - | - | 6 |
| Total liabilities | - | 53 | - | - | 6 |
| Net assets | $ 96 | $ 921,330 | $ 180 | $ 127 | $ 112,893 |
| **Net assets** | | | | | |
| Accumulation units | $ 96 | $ 918,715 | $ 180 | $ 127 | $ 111,321 |
| Contracts in payout (annuitization) | - | 2,615 | - | - | 1,572 |
| Total net assets | $ 96 | $ 921,330 | $ 180 | $ 127 | $ 112,893 |
| Total number of mutual fund shares | 5,914 | 55,238,778 | 11,051 | 11,793 | 10,453,645 |
| Cost of mutual fund shares | $ 91 | $ 673,879 | $ 162 | $ 122 | $ 105,151 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 269 | $ 62,927 | $ 1,000 | $ 6 | $ 2,850 |
| Total assets | 269 | 62,927 | 1,000 | 6 | 2,850 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 4 | - | - | - |
| Total liabilities | - | 4 | - | - | - |
| Net assets | $ 269 | $ 62,923 | $ 1,000 | $ 6 | $ 2,850 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 269 | $ 62,205 | $ 1,000 | $ 6 | $ 2,850 |
| Contracts in payout (annuitization) | - | 718 | - | - | - |
| Total net assets | $ 269 | $ 62,923 | $ 1,000 | $ 6 | $ 2,850 |
| | | | | | |
| Total number of mutual fund shares | 24,390 | 5,663,956 | 97,813 | 612 | 240,700 |
| | | | | | |
| Cost of mutual fund shares | $ 264 | $ 61,573 | $ 986 | $ 6 | $ 2,698 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 15,209 | $ 4,390 | $ 18,184 | $ 3,854 | $ 12,007 |
| Total assets | 15,209 | 4,390 | 18,184 | 3,854 | 12,007 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | 1 | - | 1 |
| Total liabilities | 1 | - | 1 | - | 1 |
| Net assets | $ 15,208 | $ 4,390 | $ 18,183 | $ 3,854 | $ 12,006 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 15,208 | $ 4,390 | $ 18,183 | $ 3,854 | $ 12,006 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 15,208 | $ 4,390 | $ 18,183 | $ 3,854 | $ 12,006 |
| | | | | | |
| Total number of mutual fund shares | 1,278,073 | 357,500 | 1,473,579 | 304,647 | 944,692 |
| | | | | | |
| Cost of mutual fund shares | $ 14,242 | $ 4,133 | $ 16,892 | $ 3,593 | $ 11,098 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,250 | $ 7,586 | $ 1,657 | $ 2,746 | $ 39 |
| Total assets | 2,250 | 7,586 | 1,657 | 2,746 | 39 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 2,250 | $ 7,586 | $ 1,657 | $ 2,746 | $ 39 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 2,250 | $ 7,586 | $ 1,657 | $ 2,746 | $ 39 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,250 | $ 7,586 | $ 1,657 | $ 2,746 | $ 39 |
| | | | | | |
| Total number of mutual fund shares | 172,914 | 580,822 | 149,511 | 246,698 | 4,340 |
| | | | | | |
| Cost of mutual fund shares | $ 2,094 | $ 7,046 | $ 1,620 | $ 2,658 | $ 38 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2006
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 397,310 | $ 425 | $ 143 | $ 281,547 | $ 867 |
| Total assets | 397,310 | 425 | 143 | 281,547 | 867 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 23 | - | - | 16 | - |
| Total liabilities | 23 | - | - | 16 | - |
| Net assets | $ 397,287 | $ 425 | $ 143 | $ 281,531 | $ 867 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 396,937 | $ 425 | $ 143 | $ 280,428 | $ 867 |
| Contracts in payout (annuitization) | 350 | - | - | 1,103 | - |
| Total net assets | $ 397,287 | $ 425 | $ 143 | $ 281,531 | $ 867 |
| | | | | | |
| Total number of mutual fund shares | 43,092,153 | 46,651 | 2,443 | 4,743,035 | 14,739 |
| | | | | | |
| Cost of mutual fund shares | $ 323,794 | $ 394 | $ 134 | $ 231,875 | $ 763 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 302 | $ 54 | $ 117,363 | $ 135,288 | $ 3 |
| Total assets | 302 | 54 | 117,363 | 135,288 | 3 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 7 | 8 | - |
| Total liabilities | - | - | 7 | 8 | - |
| Net assets | $ 302 | $ 54 | $ 117,356 | $ 135,280 | $ 3 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 302 | $ 54 | $ 117,037 | $ 133,790 | $ 3 |
| Contracts in payout (annuitization) | - | - | 319 | 1,490 | - |
| Total net assets | $ 302 | $ 54 | $ 117,356 | $ 135,280 | $ 3 |
| | | | | | |
| Total number of mutual fund shares | 25,121 | 1,708 | 3,684,859 | 12,811,404 | 308 |
| | | | | | |
| Cost of mutual fund shares | $ 285 | $ 50 | $ 113,726 | $ 127,636 | $ 3 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 24 | $ 151 | $ 100,247 | $ 21 | $ 378,578 |
| Total assets | 24 | 151 | 100,247 | 21 | 378,578 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 6 | - | 21 |
| Total liabilities | - | - | 6 | - | 21 |
| Net assets | $ 24 | $ 151 | $ 100,241 | $ 21 | $ 378,557 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 24 | $ 151 | $ 98,305 | $ 21 | $ 376,807 |
| Contracts in payout (annuitization) | - | - | 1,936 | - | 1,750 |
| Total net assets | $ 24 | $ 151 | $ 100,241 | $ 21 | $ 378,557 |
| | | | | | |
| Total number of mutual fund shares | 2,493 | 11,431 | 7,537,365 | 567 | 9,840,871 |
| | | | | | |
| Cost of mutual fund shares | $ 24 | $ 146 | $ 88,227 | $ 21 | $ 328,473 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 90 | $ 39,522 | $ 88,597 | $ 82,812 | $ 1,940,308 |
| Total assets | 90 | 39,522 | 88,597 | 82,812 | 1,940,308 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | 5 | 5 | 120 |
| Total liabilities | - | 2 | 5 | 5 | 120 |
| Net assets | $ 90 | $ 39,520 | $ 88,592 | $ 82,807 | $ 1,940,188 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 90 | $ 38,716 | $ 88,134 | $ 81,838 | $ 1,786,484 |
| Contracts in payout (annuitization) | - | 804 | 458 | 969 | 153,704 |
| Total net assets | $ 90 | $ 39,520 | $ 88,592 | $ 82,807 | $ 1,940,188 |
| | | | | | |
| Total number of mutual fund shares | 2,352 | 2,916,726 | 5,193,230 | 5,405,489 | 82,990,091 |
| | | | | | |
| Cost of mutual fund shares | $ 86 | $ 37,345 | $ 72,795 | $ 72,063 | $ 2,245,223 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 1 | | ING GET U.S. Core Portfolio - Series 2 | | ING GET U.S. Core Portfolio - Series 3 | | ING GET U.S. Core Portfolio - Series 5 | | ING GET U.S. Core Portfolio - Series 6 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 995 | $ | 7,606 | $ | 27,887 | $ | 685 | $ | 3,931 |
| Total assets | | 995 | | 7,606 | | 27,887 | | 685 | | 3,931 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | 1 | | 2 | | - | | - |
| Total liabilities | | - | | 1 | | 2 | | - | | - |
| Net assets | $ | 995 | $ | 7,605 | $ | 27,885 | $ | 685 | $ | 3,931 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 995 | $ | 7,605 | $ | 27,885 | $ | 685 | $ | 3,931 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 995 | $ | 7,605 | $ | 27,885 | $ | 685 | $ | 3,931 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 95,680 | | 740,613 | | 2,697,041 | | 62,229 | | 354,769 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 955 | $ | 7,396 | $ | 26,952 | $ | 623 | $ | 3,544 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 7 | | ING GET U.S. Core Portfolio - Series 8 | | ING GET U.S. Core Portfolio - Series 9 | | ING GET U.S. Core Portfolio - Series 10 | | ING GET U.S. Core Portfolio - Series 11 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 3,556 | $ | 1,507 | $ | 168 | $ | 76 | $ | 47 |
| Total assets | | 3,556 | | 1,507 | | 168 | | 76 | | 47 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | - | | - | | - | | - |
| Total liabilities | | - | | - | | - | | - | | - |
| Net assets | $ | 3,556 | $ | 1,507 | $ | 168 | $ | 76 | $ | 47 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 3,556 | $ | 1,507 | $ | 168 | $ | 76 | $ | 47 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 3,556 | $ | 1,507 | $ | 168 | $ | 76 | $ | 47 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 322,942 | | 136,257 | | 15,356 | | 6,940 | | 4,351 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 3,232 | $ | 1,363 | $ | 154 | $ | 70 | $ | 44 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING VP Global Science and Technology Portfolio - Class I | | ING VP Growth Portfolio - Class I | | ING VP Index Plus LargeCap Portfolio - Class I | | ING VP Index Plus LargeCap Portfolio - Class S | | ING VP Index Plus MidCap Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 37,596 | $ | 67,841 | $ | 539,483 | $ | 7 | $ | 421,751 |
| Total assets | | 37,596 | | 67,841 | | 539,483 | | 7 | | 421,751 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 2 | | 4 | | 31 | | - | | 23 |
| Total liabilities | | 2 | | 4 | | 31 | | - | | 23 |
| Net assets | $ | 37,594 | $ | 67,837 | $ | 539,452 | $ | 7 | $ | 421,728 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 37,594 | $ | 67,563 | $ | 534,224 | $ | 7 | $ | 420,287 |
| Contracts in payout (annuitization) | | - | | 274 | | 5,228 | | - | | 1,441 |
| Total net assets | $ | 37,594 | $ | 67,837 | $ | 539,452 | $ | 7 | $ | 421,728 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 8,208,822 | | 6,370,019 | | 30,862,881 | | 408 | | 22,326,679 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 31,868 | $ | 64,378 | $ | 456,021 | $ | 7 | $ | 348,098 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class S | | ING VP Index Plus SmallCap Portfolio - Class I | | ING VP Index Plus SmallCap Portfolio - Class S | | ING VP International Equity Portfolio - Class I | | ING VP International Equity Portfolio - Class S | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 43 | $ | 189,887 | $ | 52 | $ | 22,627 | $ | 18 |
| Total assets | | 43 | | 189,887 | | 52 | | 22,627 | | 18 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | 10 | | - | | 1 | | - |
| Total liabilities | | - | | 10 | | - | | 1 | | - |
| Net assets | $ | 43 | $ | 189,877 | $ | 52 | $ | 22,626 | $ | 18 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 43 | $ | 188,566 | $ | 52 | $ | 21,478 | $ | 18 |
| Contracts in payout (annuitization) | | - | | 1,311 | | - | | 1,148 | | - |
| Total net assets | $ | 43 | $ | 189,877 | $ | 52 | $ | 22,626 | $ | 18 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 2,305 | | 10,555,114 | | 2,923 | | 1,841,069 | | 1,486 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 42 | $ | 149,715 | $ | 51 | $ | 17,747 | $ | 16 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 169,096 | $ 11 | $ 96,815 | $ 3,621 | $ 123,760 |
| Total assets | 169,096 | 11 | 96,815 | 3,621 | 123,760 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 9 | - | 5 | - | 7 |
| Total liabilities | 9 | - | 5 | - | 7 |
| Net assets | $ 169,087 | $ 11 | $ 96,810 | $ 3,621 | $ 123,753 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 168,111 | $ 11 | $ 96,760 | $ 3,621 | $ 121,652 |
| Contracts in payout (annuitization) | 976 | - | 50 | - | 2,101 |
| Total net assets | $ 169,087 | $ 11 | $ 96,810 | $ 3,621 | $ 123,753 |
| | | | | | |
| Total number of mutual fund shares | 7,792,444 | 505 | 6,112,027 | 271,029 | 8,110,074 |
| | | | | | |
| Cost of mutual fund shares | $ 132,772 | $ 11 | $ 73,613 | $ 3,441 | $ 102,943 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 60 | $ 6,141 | $ 3 | $ 86,711 | $ 10,191 |
| Total assets | 60 | 6,141 | 3 | 86,711 | 10,191 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 5 | - |
| Total liabilities | - | - | - | 5 | - |
| Net assets | $ 60 | $ 6,141 | $ 3 | $ 86,706 | $ 10,191 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 60 | $ 6,141 | $ 3 | $ 86,706 | $ 10,191 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 60 | $ 6,141 | $ 3 | $ 86,706 | $ 10,191 |
| | | | | | |
| Total number of mutual fund shares | 3,909 | 752,537 | 338 | 4,419,530 | 510,293 |
| | | | | | |
| Cost of mutual fund shares | $ 57 | $ 5,334 | $ 3 | $ 66,083 | $ 8,867 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10 | $ 588,400 | $ 400,169 | $ 12 | $ 362,788 |
| Total assets | 10 | 588,400 | 400,169 | 12 | 362,788 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 36 | 23 | - | 16 |
| Total liabilities | - | 36 | 23 | - | 16 |
| Net assets | $ 10 | $ 588,364 | $ 400,146 | $ 12 | $ 362,772 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 10 | $ 560,088 | $ 393,348 | $ 12 | $ 361,458 |
| Contracts in payout (annuitization) | - | 28,276 | 6,798 | - | 1,314 |
| Total net assets | $ 10 | $ 588,364 | $ 400,146 | $ 12 | $ 362,772 |
| | | | | | |
| Total number of mutual fund shares | 494 | 40,163,808 | 30,877,209 | 931 | 27,079,995 |
| | | | | | |
| Cost of mutual fund shares | $ 10 | $ 556,595 | $ 416,123 | $ 12 | $ 352,655 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING VP Natural Resources Trust | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 72,985 | $ 1 | $ 394 | $ 114 | $ 148 |
| Total assets | 72,985 | 1 | 394 | 114 | 148 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 4 | - | - | - | - |
| Total liabilities | 4 | - | - | - | - |
| Net assets | $ 72,981 | $ 1 | $ 394 | $ 114 | $ 148 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 72,981 | $ 1 | $ 394 | $ 114 | $ 148 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 72,981 | $ 1 | $ 394 | $ 114 | $ 148 |
| | | | | | |
| Total number of mutual fund shares | 2,717,245 | 23 | 14,132 | 10,172 | 6,409 |
| | | | | | |
| Cost of mutual fund shares | $ 65,279 | $ 1 | $ 355 | $ 118 | $ 127 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Legg Mason Value Trust, Inc. - Primary Class | LKCM Aquinas Growth Fund | Lord Abbett Affiliated Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 466 | $ 353 | $ 1,514 | $ 183 | $ 1,244 |
| Total assets | 466 | 353 | 1,514 | 183 | 1,244 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 466 | $ 353 | $ 1,514 | $ 183 | $ 1,244 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 466 | $ 353 | $ 1,514 | $ 183 | $ 1,244 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 466 | $ 353 | $ 1,514 | $ 183 | $ 1,244 |
| | | | | | |
| Total number of mutual fund shares | 14,136 | 10,865 | 20,826 | 11,851 | 81,400 |
| | | | | | |
| Cost of mutual fund shares | $ 397 | $ 307 | $ 1,304 | $ 166 | $ 1,192 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | | Lord Abbett Small-Cap Value Fund - Class A | | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | | Massachusetts Investors Growth Stock Fund - Class A | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds | | | | | | | | | | |
| at fair value | $ | 1,081 | $ | 1,379 | $ | 142,223 | $ | 156,243 | $ | 596 |
| Total assets | | 1,081 | | 1,379 | | 142,223 | | 156,243 | | 596 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | - | | 8 | | 9 | | - |
| Total liabilities | | - | | - | | 8 | | 9 | | - |
| Net assets | $ | 1,081 | $ | 1,379 | $ | 142,215 | $ | 156,234 | $ | 596 |
| | | | | | | | | | | |
| **Net assets** | | | | | | | | | | |
| Accumulation units | $ | 1,081 | $ | 1,379 | $ | 140,790 | $ | 155,036 | $ | 596 |
| Contracts in payout (annuitization) | | - | | - | | 1,425 | | 1,198 | | - |
| Total net assets | $ | 1,081 | $ | 1,379 | $ | 142,215 | $ | 156,234 | $ | 596 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 48,244 | | 46,462 | | 4,847,422 | | 7,173,678 | | 43,213 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,090 | $ | 1,347 | $ | 120,443 | $ | 142,265 | $ | 531 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2006
### *(Dollars in thousands)*

| | MFS® Total Return Series - Initial Class | Moderate Allocation Portfolio | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 81,025 | $ 25 | $ 519 | $ 1,204 | $ 27,927 |
| Total assets | 81,025 | 25 | 519 | 1,204 | 27,927 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 5 | - | - | - | 2 |
| Total liabilities | 5 | - | - | - | 2 |
| Net assets | $ 81,020 | $ 25 | $ 519 | $ 1,204 | $ 27,925 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 81,020 | $ 25 | $ 519 | $ 1,204 | $ 27,925 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 81,020 | $ 25 | $ 519 | $ 1,204 | $ 27,925 |
| | | | | | |
| Total number of mutual fund shares | 3,701,457 | 1,194 | 29,132 | 38,375 | 885,168 |
| | | | | | |
| Cost of mutual fund shares | $ 70,813 | $ 25 | $ 489 | $ 1,129 | $ 25,555 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth Fund/VA |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 414 | $ 163,892 | $ 130 | $ 175 | $ 1 |
| Total assets | 414 | 163,892 | 130 | 175 | 1 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 10 | - | - | - |
| Total liabilities | - | 10 | - | - | - |
| Net assets | $ 414 | $ 163,882 | $ 130 | $ 175 | $ 1 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 414 | $ 163,882 | $ 130 | $ 175 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | 1 |
| Total net assets | $ 414 | $ 163,882 | $ 130 | $ 175 | $ 1 |
| | | | | | |
| Total number of mutual fund shares | 8,965 | 3,977,006 | 1,767 | 4,297 | 27 |
| | | | | | |
| Cost of mutual fund shares | $ 363 | $ 134,370 | $ 123 | $ 170 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund, Inc. |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 765 | $ 123 | $ 4,722 | $ 128 | $ 50,100 |
| Total assets | 765 | 123 | 4,722 | 128 | 50,100 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 3 |
| Total liabilities | - | - | - | - | 3 |
| Net assets | $ 765 | $ 123 | $ 4,722 | $ 128 | $ 50,097 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 765 | $ - | $ 4,722 | $ 128 | $ 50,097 |
| Contracts in payout (annuitization) | - | 123 | - | - | - |
| Total net assets | $ 765 | $ 123 | $ 4,722 | $ 128 | $ 50,097 |
| | | | | | |
| Total number of mutual fund shares | 20,802 | 4,958 | 246,589 | 24,410 | 2,042,385 |
| | | | | | |
| Cost of mutual fund shares | $ 656 | $ 106 | $ 4,502 | $ 122 | $ 47,996 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Fund - Class A | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 25,437 | $ 46 | $ 1,880 | $ 119,314 | $ 9,713 |
| Total assets | 25,437 | 46 | 1,880 | 119,314 | 9,713 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | - | 7 | - |
| Total liabilities | 1 | - | - | 7 | - |
| Net assets | $ 25,436 | $ 46 | $ 1,880 | $ 119,307 | $ 9,713 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 25,436 | $ 46 | $ 1,880 | $ 116,312 | $ 9,514 |
| Contracts in payout (annuitization) | - | - | - | 2,995 | 199 |
| Total net assets | $ 25,436 | $ 46 | $ 1,880 | $ 119,307 | $ 9,713 |
| | | | | | |
| Total number of mutual fund shares | 2,130,408 | 948 | 173,773 | 4,785,979 | 391,644 |
| | | | | | |
| Cost of mutual fund shares | $ 27,051 | $ 44 | $ 1,923 | $ 102,238 | $ 8,543 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 12,298 | $ 81,311 | $ 1,010 | $ 30 | $ 876 |
| Total assets | 12,298 | 81,311 | 1,010 | 30 | 876 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 5 | - | - | - |
| Total liabilities | 1 | 5 | - | - | - |
| Net assets | $ 12,297 | $ 81,306 | $ 1,010 | $ 30 | $ 876 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 12,297 | $ 80,187 | $ 1,010 | $ 30 | $ 876 |
| Contracts in payout (annuitization) | - | 1,119 | - | - | - |
| Total net assets | $ 12,297 | $ 81,306 | $ 1,010 | $ 30 | $ 876 |
| | | | | | |
| Total number of mutual fund shares | 1,116,995 | 4,001,543 | 40,234 | 1,127 | 64,238 |
| | | | | | |
| Cost of mutual fund shares | $ 12,283 | $ 87,253 | $ 929 | $ 28 | $ 783 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Assets and Liabilities
## December 31, 2006
*(Dollars in thousands)*

|  | Templeton Growth Fund, Inc. - Class A | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 693 | $ 33,056 | $ 7,813 | $ 196,595 | $ 1,032 |
| Total assets | 693 | 33,056 | 7,813 | 196,595 | 1,032 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | 11 | - |
| Total liabilities | - | 2 | - | 11 | - |
| Net assets | $ 693 | $ 33,054 | $ 7,813 | $ 196,584 | $ 1,032 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 693 | $ 33,054 | $ 7,813 | $ 196,584 | $ 1,032 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 693 | $ 33,054 | $ 7,813 | $ 196,584 | $ 1,032 |
| | | | | | |
| Total number of mutual fund shares | 27,021 | 2,991,497 | 240,779 | 6,019,429 | 50,796 |
| | | | | | |
| Cost of mutual fund shares | $ 637 | $ 32,133 | $ 7,128 | $ 173,796 | $ 968 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | UBS U.S. Small Cap Growth Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio | Small Company Growth Portfolio | Wanger Select |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 265 | $ 100 | $ 235 | $ 18 | $ 26,053 |
| Total assets | 265 | 100 | 235 | 18 | 26,053 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 265 | $ 100 | $ 235 | $ 18 | $ 26,052 |
| | | | | | |
| **Net assets** | | | | | |
| Accumulation units | $ 265 | $ 100 | $ 235 | $ 18 | $ 26,052 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 265 | $ 100 | $ 235 | $ 18 | $ 26,052 |
| | | | | | |
| Total number of mutual fund shares | 18,172 | 6,042 | 11,276 | 936 | 996,300 |
| | | | | | |
| Cost of mutual fund shares | $ 256 | $ 87 | $ 207 | $ 18 | $ 22,909 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund℠, Inc. - Class R-3 | Washington Mutual Investors Fund℠, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds | | | | |
| at fair value | $ 17,112 | $ 3,858 | $ 88,161 | $ 21 |
| Total assets | 17,112 | 3,858 | 88,161 | 21 |
| | | | | |
| **Liabilities** | | | | |
| Payable to related parties | 1 | - | 5 | - |
| Total liabilities | 1 | - | 5 | - |
| Net assets | $ 17,111 | $ 3,858 | $ 88,156 | $ 21 |
| | | | | |
| **Net assets** | | | | |
| Accumulation units | $ 17,111 | $ 3,858 | $ 88,156 | $ 21 |
| Contracts in payout (annuitization) | - | - | - | - |
| Total net assets | $ 17,111 | $ 3,858 | $ 88,156 | $ 21 |
| | | | | |
| Total number of mutual fund shares | 470,616 | 111,196 | 2,535,550 | 671 |
| | | | | |
| Cost of mutual fund shares | $ 16,040 | $ 3,473 | $ 77,799 | $ 22 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares | AIM V.I. Core Equity Fund - Series I Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ - | $ 19 | $ 269 |
| Total investment income | 2 | - | - | 19 | 269 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | - | 1 | 311 | 459 |
| Total expenses | 1 | - | 1 | 311 | 459 |
| Net investment income (loss) | 1 | - | (1) | (292) | (190) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | - | 2 | 554 | (663) |
| Capital gains distributions | 40 | 1 | 11 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 42 | 1 | 13 | 554 | (663) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (23) | - | (10) | 409 | 6,785 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 19 | 1 | 3 | 963 | 6,122 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 20 | $ 1 | $ 2 | $ 671 | $ 5,932 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | AIM V.I. Growth Fund - Series I Shares | AIM V.I. Premier Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund, Inc. - Class A | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 173 | $ 1 | $ 7 | $ 8 |
| Total investment income | - | 173 | 1 | 7 | 8 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 61 | 56 | 1 | 5 | 4 |
| Total expenses | 61 | 56 | 1 | 5 | 4 |
| Net investment income (loss) | (61) | 117 | - | 2 | 4 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,829 | 1,940 | 2 | 3 | 11 |
| Capital gains distributions | - | - | - | 26 | 35 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 3,829 | 1,940 | 2 | 29 | 46 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (2,636) | (1,190) | 4 | 43 | 19 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,193 | 750 | 6 | 72 | 65 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,132 | $ 867 | $ 6 | $ 74 | $ 69 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - Advisor Class | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 94 | $ 92 | $ - | $ - | $ - |
| Total investment income | 94 | 92 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 36 | 57 | 6 | 8 | 7 |
| Total expenses | 36 | 57 | 6 | 8 | 7 |
| Net investment income (loss) | 58 | 35 | (6) | (8) | (7) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 13 | 259 | 3 | 2 | 4 |
| Capital gains distributions | 103 | 270 | 41 | 38 | 67 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 116 | 529 | 44 | 40 | 71 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 256 | 276 | 17 | 18 | 24 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 372 | 805 | 61 | 58 | 95 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 430 | $ 840 | $ 55 | $ 50 | $ 88 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Baron Growth Fund | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,487 | $ - | $ 2 | $ 49 |
| Total investment income | - | 1,487 | - | 2 | 49 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 13 | 677 | 1 | 1 | 15 |
| Total expenses | 13 | 677 | 1 | 1 | 15 |
| Net investment income (loss) | (13) | 810 | (1) | 1 | 34 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | (731) | 2 | 1 | 25 |
| Capital gains distributions | 68 | 1,141 | 10 | - | 201 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 96 | 410 | 12 | 1 | 226 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 81 | 3,669 | - | 16 | 178 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 177 | 4,079 | 12 | 17 | 404 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 164 | $ 4,889 | $ 11 | $ 18 | $ 438 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,165 | $ 385 | $ - | $ 14,123 | $ 1,250 |
| Total investment income | 2,165 | 385 | - | 14,123 | 1,250 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,007 | 946 | 5 | 4,307 | 3,285 |
| Total expenses | 1,007 | 946 | 5 | 4,307 | 3,285 |
| Net investment income (loss) | 1,158 | (561) | (5) | 9,816 | (2,035) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,139 | 1,988 | 9 | 3,383 | (16,934) |
| Capital gains distributions | 7,681 | 15,846 | 62 | 51,416 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 8,820 | 17,834 | 71 | 54,799 | (16,934) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 9,098 | (943) | 8 | 10,067 | 36,558 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 17,918 | 16,891 | 79 | 64,866 | 19,624 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19,076 | $ 16,330 | $ 74 | $ 74,682 | $ 17,589 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 575 | $ 431 | $ 502 | $ 14,355 | $ 2,028 |
| Total investment income | 575 | 431 | 502 | 14,355 | 2,028 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 68 | 525 | 187 | 11,237 | 1,213 |
| Total expenses | 68 | 525 | 187 | 11,237 | 1,213 |
| Net investment income (loss) | 507 | (94) | 315 | 3,118 | 815 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (24) | 3,603 | (229) | 33,159 | (1,184) |
| Capital gains distributions | - | 299 | - | 93,484 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (24) | 3,902 | (229) | 126,643 | (1,184) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 165 | 3,982 | 1,011 | (17,340) | 16,944 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 141 | 7,884 | 782 | 109,303 | 15,760 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 648 | $ 7,790 | $ 1,097 | $ 112,421 | $ 16,575 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP Mid Cap Portfolio - Initial Class | Mutual Discovery Fund - Class R | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | ING Financial Services Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 22 | $ - | $ 516 | $ 1 |
| Total investment income | 1 | 22 | - | 516 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 8 | 5 | 854 | - |
| Total expenses | - | 8 | 5 | 854 | - |
| Net investment income (loss) | 1 | 14 | (5) | (338) | 1 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (41) | 16 | 4 | 3,379 | - |
| Capital gains distributions | 41 | 51 | 39 | 2,890 | 7 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 67 | 43 | 6,269 | 7 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 228 | 123 | (14) | 5,398 | 3 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 228 | 190 | 29 | 11,667 | 10 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 229 | $ 204 | $ 24 | $ 11,329 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Real Estate Fund - Class A | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 41 | $ 46 | $ 57 | $ 28 | $ 119 |
| Total investment income | 41 | 46 | 57 | 28 | 119 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 14 | 8 | 8 | 2 | 38 |
| Total expenses | 14 | 8 | 8 | 2 | 38 |
| Net investment income (loss) | 27 | 38 | 49 | 26 | 81 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 29 | (10) | (2) | (54) | 8 |
| Capital gains distributions | 149 | - | - | - | 4 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 178 | (10) | (2) | (54) | 12 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 288 | 1 | (5) | 30 | 31 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 466 | (9) | (7) | (24) | 43 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 493 | $ 29 | $ 42 | $ 2 | $ 124 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 388 | $ - | $ - | $ - | $ - |
| Total investment income | 388 | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 163 | 33 | - | 34 | 115 |
| Total expenses | 163 | 33 | - | 34 | 115 |
| Net investment income (loss) | 225 | (33) | - | (34) | (115) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 40 | (306) | - | 91 | 124 |
| Capital gains distributions | 145 | 475 | - | 1 | 983 |
| Total realized gain (loss) on investments and capital gains distributions | 185 | 169 | - | 92 | 1,107 |
| Net unrealized appreciation (depreciation) of investments | 259 | (515) | - | 326 | (106) |
| Net realized and unrealized gain (loss) on investments | 444 | (346) | - | 418 | 1,001 |
| Net increase (decrease) in net assets resulting from operations | $ 669 | $ (379) | $ - | $ 384 | $ 886 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING FMR℠ Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 151 | $ 61 | $ - |
| Total investment income | - | - | 151 | 61 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | - | 232 | 152 | 12 |
| Total expenses | - | - | 232 | 152 | 12 |
| Net investment income (loss) | - | - | (81) | (91) | (12) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | - | 1,170 | 1,253 | 21 |
| Capital gains distributions | - | - | 271 | 138 | 29 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 5 | - | 1,441 | 1,391 | 50 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 6 | 5,217 | 2,491 | 37 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 8 | 6 | 6,658 | 3,882 | 87 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 8 | $ 6 | $ 6,577 | $ 3,791 | $ 75 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1 | 209 | - | 30 |
| Total expenses | - | 1 | 209 | - | 30 |
| Net investment income (loss) | - | (1) | (209) | - | (30) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1 | 413 | - | 56 |
| Capital gains distributions | - | - | 2 | - | 9 |
| Total realized gain (loss) on investments and capital gains distributions | - | 1 | 415 | - | 65 |
| Net unrealized appreciation (depreciation) of investments | 1 | 36 | 4,133 | 2 | 177 |
| Net realized and unrealized gain (loss) on investments | 1 | 37 | 4,548 | 2 | 242 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 36 | $ 4,339 | $ 2 | $ 212 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 1 | $ 1 | $ - |
| Total investment income | 1 | - | 1 | 1 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 3 | 21 | 50 | - | 1 |
| Total expenses | 3 | 21 | 50 | - | 1 |
| Net investment income (loss) | (2) | (21) | (49) | 1 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | 23 | 256 | - | - |
| Capital gains distributions | 5 | - | 14 | 2 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 11 | 23 | 270 | 2 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 52 | 118 | 711 | 2 | 14 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 63 | 141 | 981 | 4 | 14 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 61 | $ 120 | $ 932 | $ 5 | $ 13 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class | ING PIMCO High Yield Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 866 | $ 3 | $ 4 | $ 6 | $ 210 |
| Total investment income | 866 | 3 | 4 | 6 | 210 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 412 | 53 | 5 | 1 | 35 |
| Total expenses | 412 | 53 | 5 | 1 | 35 |
| Net investment income (loss) | 454 | (50) | (1) | 5 | 175 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 709 | 88 | 10 | (2) | (8) |
| Capital gains distributions | 1,665 | 14 | - | 1 | 30 |
| Total realized gain (loss) on investments and capital gains distributions | 2,374 | 102 | 10 | (1) | 22 |
| Net unrealized appreciation (depreciation) of investments | 901 | 1,534 | 55 | 4 | 63 |
| Net realized and unrealized gain (loss) on investments | 3,275 | 1,636 | 65 | 3 | 85 |
| Net increase (decrease) in net assets resulting from operations | $ 3,729 | $ 1,586 | $ 64 | $ 8 | $ 260 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ 482 |
| Total investment income | - | - | - | - | 482 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | - | 2 | - | 6 |
| Total expenses | 5 | - | 2 | - | 6 |
| Net investment income (loss) | (5) | - | (2) | - | 476 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5 | 1 | 1 | - | 5,432 |
| Capital gains distributions | - | - | - | - | 236 |
| Total realized gain (loss) on investments and capital gains distributions | 5 | 1 | 1 | - | 5,668 |
| Net unrealized appreciation (depreciation) of investments | 69 | 1 | 33 | - | (1,908) |
| Net realized and unrealized gain (loss) on investments | 74 | 2 | 34 | - | 3,760 |
| Net increase (decrease) in net assets resulting from operations | $ 69 | $ 2 | $ 32 | $ - | $ 4,236 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 645 | $ 1 | $ 956 | $ - | $ - |
| Total investment income | 645 | 1 | 956 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 570 | - | 692 | - | 4 |
| Total expenses | 570 | - | 692 | - | 4 |
| Net investment income (loss) | 75 | 1 | 264 | - | (4) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 153 | - | 470 | - | (1) |
| Capital gains distributions | 3,273 | 3 | 2,974 | - | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 3,426 | 3 | 3,444 | - | 3 |
| Net unrealized appreciation (depreciation) of investments | 3,684 | 13 | 8,118 | - | 96 |
| Net realized and unrealized gain (loss) on investments | 7,110 | 16 | 11,562 | - | 99 |
| Net increase (decrease) in net assets resulting from operations | $ 7,185 | $ 17 | $ 11,826 | $ - | $ 95 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Equity Growth Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 143 | $ - | $ 11 | $ 24 |
| Total investment income | - | 143 | - | 11 | 24 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 134 | 2 | 39 | 6 |
| Total expenses | - | 134 | 2 | 39 | 6 |
| Net investment income (loss) | - | 9 | (2) | (28) | 18 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 39 | 2 | (8) | 6 |
| Capital gains distributions | - | 1,064 | - | 71 | 48 |
| Total realized gain (loss) on investments and capital gains distributions | - | 1,103 | 2 | 63 | 54 |
| Net unrealized appreciation (depreciation) of investments | - | 658 | 47 | 1,198 | 99 |
| Net realized and unrealized gain (loss) on investments | - | 1,761 | 49 | 1,261 | 153 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 1,770 | $ 47 | $ 1,233 | $ 171 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Fund - Class Q | ING International SmallCap Fund - Class A | ING American Century Large Company Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 3 | $ - | $ 4 | $ - |
| Total investment income | - | 3 | - | 4 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | 5 | - | 4 | - |
| Total expenses | 2 | 5 | - | 4 | - |
| Net investment income (loss) | (2) | (2) | - | - | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 2 | - | 21 | - |
| Capital gains distributions | - | 22 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2 | 24 | - | 21 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 49 | 37 | - | 95 | 1 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 51 | 61 | - | 116 | 1 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 49 | $ 59 | $ - | $ 116 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 12 | $ 1,780 | $ - | $ - | $ 6 |
| Total investment income | 12 | 1,780 | - | - | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 52 | 1,454 | - | - | 327 |
| Total expenses | 52 | 1,454 | - | - | 327 |
| Net investment income (loss) | (40) | 326 | - | - | (321) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 123 | 951 | - | - | 668 |
| Capital gains distributions | 222 | - | - | - | 92 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 345 | 951 | - | - | 760 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 478 | (5,974) | (1) | 2 | 3,923 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 823 | (5,023) | (1) | 2 | 4,683 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 783 | $ (4,697) | $ (1) | $ 2 | $ 4,362 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | - | 888 | - | 89 |
| Total expenses | 1 | - | 888 | - | 89 |
| Net investment income (loss) | (1) | - | (888) | - | (89) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | (2) | 3,696 | - | 206 |
| Capital gains distributions | - | - | 778 | - | 575 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1 | (2) | 4,474 | - | 781 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13 | 3 | 7,482 | 3 | 315 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 14 | 1 | 11,956 | 3 | 1,096 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 13 | $ 1 | $ 11,068 | $ 3 | $ 1,007 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Adviser Class | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING Goldman Sachs® Structured Equity Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 1 | $ - | $ - |
| Total investment income | - | - | 1 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | - | 17 | 21 | - |
| Total expenses | - | - | 17 | 21 | - |
| Net investment income (loss) | - | - | (16) | (21) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 66 | 95 | - |
| Capital gains distributions | - | - | 25 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | - | 91 | 95 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2 | - | 79 | 72 | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 2 | - | 170 | 167 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 2 | $ - | $ 154 | $ 146 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,359 | $ - | $ - | $ 1 |
| Total investment income | - | 1,359 | - | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 1,495 | - | - | 289 |
| Total expenses | - | 1,495 | - | - | 289 |
| Net investment income (loss) | - | (136) | - | - | (288) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 11,560 | 1 | 1 | 381 |
| Capital gains distributions | - | - | - | - | 191 |
| Total realized gain (loss) on investments and capital gains distributions | - | 11,560 | 1 | 1 | 572 |
| Net unrealized appreciation (depreciation) of investments | 1 | 16,783 | 1 | 4 | 3,657 |
| Net realized and unrealized gain (loss) on investments | 1 | 28,343 | 2 | 5 | 4,229 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 28,207 | $ 2 | $ 5 | $ 3,941 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 2,190 | - | - | 40 |
| Total expenses | - | 2,190 | - | - | 40 |
| Net investment income (loss) | - | (2,190) | - | - | (40) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (1,080) | - | - | 8 |
| Capital gains distributions | - | - | - | - | 62 |
| Total realized gain (loss) on investments and capital gains distributions | - | (1,080) | - | - | 70 |
| Net unrealized appreciation (depreciation) of investments | 1 | 21,852 | 6 | 1 | 65 |
| Net realized and unrealized gain (loss) on investments | 1 | 20,772 | 6 | 1 | 135 |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 18,582 | $ 6 | $ 1 | $ 95 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 129 | $ - | $ 634 |
| Total investment income | - | - | 129 | - | 634 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | - | 157 | - | 9,350 |
| Total expenses | - | - | 157 | - | 9,350 |
| Net investment income (loss) | - | - | (28) | - | (8,716) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | - | 660 | 1 | 30,445 |
| Capital gains distributions | - | - | - | - | 1,328 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7 | - | 660 | 1 | 31,773 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | - | 588 | 5 | 119,373 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 7 | - | 1,248 | 6 | 151,146 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 7 | $ - | $ 1,220 | $ 6 | $ 142,430 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

|  | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ - | $ - | $ 450 | $ 2 | $ 999 |
| Total investment income | - | - | 450 | 2 | 999 |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk and |  |  |  |  |  |
| other charges | 2 | - | 1,104 | - | 605 |
| Total expenses | 2 | - | 1,104 | - | 605 |
| Net investment income (loss) | (2) | - | (654) | 2 | 394 |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 2 | - | 644 | - | 107 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 2 | - | 644 | - | 107 |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 18 | 5 | 8,090 | 5 | 1,238 |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 20 | 5 | 8,734 | 5 | 1,345 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 18 | $ 5 | $ 8,080 | $ 7 | $ 1,739 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 14 | $ - | $ 3 | $ 14 | $ 5 |
| Total investment income | 14 | - | 3 | 14 | 5 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | - | 11 | 66 | 15 |
| Total expenses | 3 | - | 11 | 66 | 15 |
| Net investment income (loss) | 11 | - | (8) | (52) | (10) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | 11 | 50 | 4 |
| Capital gains distributions | 3 | - | 1 | 8 | 3 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | - | 12 | 58 | 7 |
| Net unrealized appreciation (depreciation) of investments | 14 | - | 150 | 919 | 255 |
| Net realized and unrealized gain (loss) on investments | 17 | - | 162 | 977 | 262 |
| Net increase (decrease) in net assets resulting from operations | $ 28 | $ - | $ 154 | $ 925 | $ 252 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 24 | $ 2 | $ 7 | $ - | $ 1 |
| Total investment income | 24 | 2 | 7 | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 77 | 14 | 48 | 7 | 30 |
| Total expenses | 77 | 14 | 48 | 7 | 30 |
| Net investment income (loss) | (53) | (12) | (41) | (7) | (29) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 54 | 6 | 64 | 2 | 55 |
| Capital gains distributions | 17 | 2 | 7 | 2 | 6 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 71 | 8 | 71 | 4 | 61 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,237 | 255 | 874 | 155 | 525 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,308 | 263 | 945 | 159 | 586 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,255 | $ 251 | $ 904 | $ 152 | $ 557 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 3 | $ - | $ - | $ - |
| Total investment income | 1 | 3 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 11 | - | 4,371 | 3 |
| Total expenses | 3 | 11 | - | 4,371 | 3 |
| Net investment income (loss) | (2) | (8) | - | (4,371) | (3) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | 14 | - | 12,145 | 10 |
| Capital gains distributions | - | 1 | - | 9,055 | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 15 | - | 21,200 | 19 |
| Net unrealized appreciation (depreciation) of investments | 37 | 82 | 1 | 15,200 | 14 |
| Net realized and unrealized gain (loss) on investments | 40 | 97 | 1 | 36,400 | 33 |
| Net increase (decrease) in net assets resulting from operations | $ 38 | $ 89 | $ 1 | $ 32,029 | $ 30 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Adviser Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 683 | $ - | $ 3 | $ - |
| Total investment income | - | 683 | - | 3 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 2,869 | 4 | 1 | - |
| Total expenses | - | 2,869 | 4 | 1 | - |
| Net investment income (loss) | - | (2,186) | (4) | 2 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 5,695 | 11 | 7 | - |
| Capital gains distributions | - | 460 | 1 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 6,155 | 12 | 7 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 9 | 28,097 | 74 | 17 | 4 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9 | 34,252 | 86 | 24 | 4 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 9 | $ 32,066 | $ 82 | $ 26 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Adviser Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 554 | $ 1,082 | $ - | $ - | $ - |
| Total investment income | 554 | 1,082 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,172 | 1,431 | - | - | - |
| Total expenses | 1,172 | 1,431 | - | - | - |
| Net investment income (loss) | (618) | (349) | - | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (16,117) | (977) | - | 3 | - |
| Capital gains distributions | - | - | - | - | 2 |
| Total realized gain (loss) on investments and capital gains distributions | (16,117) | (977) | - | 3 | 2 |
| Net unrealized appreciation (depreciation) of investments | 33,319 | 17,951 | - | - | 5 |
| Net realized and unrealized gain (loss) on investments | 17,202 | 16,974 | - | 3 | 7 |
| Net increase (decrease) in net assets resulting from operations | $ 16,584 | $ 16,625 | $ - | $ 3 | $ 7 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 733 | $ - | $ 6,974 | $ 1 | $ 1,027 |
| Total investment income | 733 | - | 6,974 | 1 | 1,027 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1,008 | - | 3,731 | 1 | 398 |
| Total expenses | 1,008 | - | 3,731 | 1 | 398 |
| Net investment income (loss) | (275) | - | 3,243 | - | 629 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 5,300 | - | 3,971 | - | 1,154 |
| Capital gains distributions | 5,010 | - | 12,395 | 2 | 1,253 |
| Total realized gain (loss) on investments and capital gains distributions | 10,310 | - | 16,366 | 2 | 2,407 |
| Net unrealized appreciation (depreciation) of investments | 4,322 | 1 | 20,526 | 4 | (230) |
| Net realized and unrealized gain (loss) on investments | 14,632 | 1 | 36,892 | 6 | 2,177 |
| Net increase (decrease) in net assets resulting from operations | $ 14,357 | $ 1 | $ 40,135 | $ 6 | $ 2,806 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,148 | $ 1,409 | $ 22,560 | $ 29 | $ 277 |
| Total investment income | 1,148 | 1,409 | 22,560 | 29 | 277 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 902 | 788 | 21,772 | 14 | 116 |
| Total expenses | 902 | 788 | 21,772 | 14 | 116 |
| Net investment income (loss) | 246 | 621 | 788 | 15 | 161 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1,044 | 1,109 | (131,519) | 1 | (14) |
| Capital gains distributions | 1,107 | 1,665 | - | 23 | 94 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,151 | 2,774 | (131,519) | 24 | 80 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 7,313 | 4,155 | 368,164 | 27 | 203 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 9,464 | 6,929 | 236,645 | 51 | 283 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 9,710 | $ 7,550 | $ 237,433 | $ 66 | $ 444 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 3 | | ING GET U.S. Core Portfolio - Series 5 | | ING GET U.S. Core Portfolio - Series 6 | | ING GET U.S. Core Portfolio - Series 7 | | ING GET U.S. Core Portfolio - Series 8 | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | | | | | | |
| Income: | | | | | | | | | | |
| Dividends | $ | 824 | $ | 13 | $ | 99 | $ | 90 | $ | 27 |
| Total investment income | | 824 | | 13 | | 99 | | 90 | | 27 |
| Expenses: | | | | | | | | | | |
| Mortality, expense risk and | | | | | | | | | | |
| other charges | | 442 | | 11 | | 72 | | 56 | | 25 |
| Total expenses | | 442 | | 11 | | 72 | | 56 | | 25 |
| Net investment income (loss) | | 382 | | 2 | | 27 | | 34 | | 2 |
| | | | | | | | | | | |
| **Realized and unrealized gain (loss)** | | | | | | | | | | |
| **on investments** | | | | | | | | | | |
| Net realized gain (loss) on investments | | 20 | | 1 | | 44 | | 34 | | 8 |
| Capital gains distributions | | 17 | | 27 | | 29 | | - | | 6 |
| Total realized gain (loss) on investments | | | | | | | | | | |
| and capital gains distributions | | 37 | | 28 | | 73 | | 34 | | 14 |
| Net unrealized appreciation | | | | | | | | | | |
| (depreciation) of investments | | 981 | | 29 | | 222 | | 238 | | 109 |
| Net realized and unrealized gain (loss) | | | | | | | | | | |
| on investments | | 1,018 | | 57 | | 295 | | 272 | | 123 |
| Net increase (decrease) in net assets | | | | | | | | | | |
| resulting from operations | $ | 1,400 | $ | 59 | $ | 322 | $ | 306 | $ | 125 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING VP Global Science and Technology Portfolio - Class I | ING VP Growth Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 1 | $ - | $ - | $ 41 |
| Total investment income | 3 | 1 | - | - | 41 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 3 | 2 | 1 | 405 | 731 |
| Total expenses | 3 | 2 | 1 | 405 | 731 |
| Net investment income (loss) | - | (1) | (1) | (405) | (690) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 2 | - | 2,142 | (12,107) |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | - | 2,142 | (12,107) |
| Net unrealized appreciation (depreciation) of investments | 13 | 6 | 3 | 589 | 13,849 |
| Net realized and unrealized gain (loss) on investments | 13 | 8 | 3 | 2,731 | 1,742 |
| Net increase (decrease) in net assets resulting from operations | $ 13 | $ 7 | $ 2 | $ 2,326 | $ 1,052 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5,767 | $ - | $ 2,598 | $ - | $ 763 |
| Total investment income | 5,767 | - | 2,598 | - | 763 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5,520 | - | 4,193 | - | 1,869 |
| Total expenses | 5,520 | - | 4,193 | - | 1,869 |
| Net investment income (loss) | 247 | - | (1,595) | - | (1,106) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (16,794) | 2 | 15,759 | - | 10,788 |
| Capital gains distributions | - | - | 31,759 | - | 10,000 |
| Total realized gain (loss) on investments and capital gains distributions | (16,794) | 2 | 47,518 | - | 20,788 |
| Net unrealized appreciation (depreciation) of investments | 83,656 | - | (11,351) | 1 | 3,103 |
| Net realized and unrealized gain (loss) on investments | 66,862 | 2 | 36,167 | 1 | 23,891 |
| Net increase (decrease) in net assets resulting from operations | $ 67,109 | $ 2 | $ 34,572 | $ 1 | $ 22,785 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class S | ING VP International Equity Portfolio - Class I | ING VP International Equity Portfolio - Class S | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 311 | $ - | $ 645 | $ - |
| Total investment income | - | 311 | - | 645 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | - | 201 | - | 1,665 | - |
| Total expenses | - | 201 | - | 1,665 | - |
| Net investment income (loss) | - | 110 | - | (1,020) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 1,431 | - | 11,146 | - |
| Capital gains distributions | - | - | - | 24,481 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 1,431 | - | 35,627 | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1 | 2,490 | 2 | (10,251) | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1 | 3,921 | 2 | 25,376 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1 | $ 4,031 | $ 2 | $ 24,356 | $ - |

*The accompanying notes are an integral part of these financial statements.*

87

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
### *(Dollars in thousands)*

| | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,397 | $ 28 | $ 2,446 | $ 1 | $ - |
| Total investment income | 1,397 | 28 | 2,446 | 1 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 985 | 20 | 944 | - | 67 |
| Total expenses | 985 | 20 | 944 | - | 67 |
| Net investment income (loss) | 412 | 8 | 1,502 | 1 | (67) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 2,215 | 146 | 3,850 | - | 327 |
| Capital gains distributions | - | 8 | 6,342 | 3 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 2,215 | 154 | 10,192 | 3 | 327 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11,020 | 159 | 13,241 | 3 | 47 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 13,235 | 313 | 23,433 | 6 | 374 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 13,647 | $ 321 | $ 24,935 | $ 7 | $ 307 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S | ING VP Balanced Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 1,576 | $ - | $ - | $ 14,911 |
| Total investment income | - | 1,576 | - | - | 14,911 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | - | 700 | 90 | - | 6,657 |
| Total expenses | - | 700 | 90 | - | 6,657 |
| Net investment income (loss) | - | 876 | (90) | - | 8,254 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 3,000 | 709 | (2) | (9,580) |
| Capital gains distributions | - | 1,302 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,302 | 709 | (2) | (9,580) |
| Net unrealized appreciation (depreciation) of investments | - | 14,669 | 413 | - | 52,946 |
| Net realized and unrealized gain (loss) on investments | - | 18,971 | 1,122 | (2) | 43,366 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ 19,847 | $ 1,032 | $ (2) | $ 51,620 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Adviser Balanced Fund - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 16,079 | $ - | $ 6,383 | $ - | $ - |
| Total investment income | 16,079 | - | 6,383 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 4,189 | - | 2,398 | 775 | - |
| Total expenses | 4,189 | - | 2,398 | 775 | - |
| Net investment income (loss) | 11,890 | - | 3,985 | (775) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (383) | - | 1,326 | 8,141 | - |
| Capital gains distributions | - | - | - | 5,649 | - |
| Total realized gain (loss) on investments and capital gains distributions | (383) | - | 1,326 | 13,790 | - |
| Net unrealized appreciation (depreciation) of investments | 232 | - | 5,988 | (2,424) | - |
| Net realized and unrealized gain (loss) on investments | (151) | - | 7,314 | 11,366 | - |
| Net increase (decrease) in net assets resulting from operations | $ 11,739 | $ - | $ 11,299 | $ 10,591 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
## For the year ended December 31, 2006
### *(Dollars in thousands)*

| | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 9 | $ 6 | $ 1 | $ - | $ 6 |
| Total investment income | 9 | 6 | 1 | - | 6 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 5 | 2 | 2 | 6 | 4 |
| Total expenses | 5 | 2 | 2 | 6 | 4 |
| Net investment income (loss) | 4 | 4 | (1) | (6) | 2 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 25 | (5) | 7 | 47 | 22 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 25 | (5) | 7 | 47 | 22 |
| Net unrealized appreciation (depreciation) of investments | 10 | 4 | 10 | 13 | 30 |
| Net realized and unrealized gain (loss) on investments | 35 | (1) | 17 | 60 | 52 |
| Net increase (decrease) in net assets resulting from operations | $ 39 | $ 3 | $ 16 | $ 54 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

|  | Legg Mason Value Trust, Inc. - Primary Class | LKCM Aquinas Growth Fund | Lord Abbett Affiliated Fund - Class A | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 13 | $ 5 | $ - |
| Total investment income | - | - | 13 | 5 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 14 | 1 | 11 | 10 | 13 |
| Total expenses | 14 | 1 | 11 | 10 | 13 |
| Net investment income (loss) | (14) | (1) | 2 | (5) | (13) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 30 | - | 6 | 12 | 25 |
| Capital gains distributions | - | 1 | 74 | 108 | 182 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 30 | 1 | 80 | 120 | 207 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 60 | 17 | 65 | (13) | 9 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 90 | 18 | 145 | 107 | 216 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 76 | $ 17 | $ 147 | $ 102 | $ 203 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class | Moderate Allocation Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,687 | $ 753 | $ - | $ 1,879 | $ - |
| Total investment income | 1,687 | 753 | - | 1,879 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1,389 | 1,552 | 5 | 838 | - |
| Total expenses | 1,389 | 1,552 | 5 | 838 | - |
| Net investment income (loss) | 298 | (799) | (5) | 1,041 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 3,171 | 6,717 | 5 | 1,415 | - |
| Capital gains distributions | 4,521 | 11,729 | - | 2,518 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 7,692 | 18,446 | 5 | 3,933 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 11,603 | (1,948) | 35 | 3,101 | (1) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 19,295 | 16,498 | 40 | 7,034 | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 19,593 | $ 15,699 | $ 35 | $ 8,075 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 14 | $ 387 | $ - | $ 1,812 |
| Total investment income | - | 14 | 387 | - | 1,812 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 1 | 5 | 215 | 4 | 1,526 |
| Total expenses | 1 | 5 | 215 | 4 | 1,526 |
| Net investment income (loss) | (1) | 9 | 172 | (4) | 286 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | 18 | 1,938 | 4 | 10,159 |
| Capital gains distributions | 5 | 71 | 1,675 | - | 13,095 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6 | 89 | 3,613 | 4 | 23,254 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 30 | 47 | 1,076 | 23 | 4,924 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 36 | 136 | 4,689 | 27 | 28,178 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 35 | $ 145 | $ 4,861 | $ 23 | $ 28,464 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A | Oppenheimer Aggressive Growth Fund/VA | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 1 | $ - | $ 8 | $ 1 |
| Total investment income | 1 | 1 | - | 8 | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and other charges | 1 | 1 | - | 9 | 2 |
| Total expenses | 1 | 1 | - | 9 | 2 |
| Net investment income (loss) | - | - | - | (1) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 2 | 1 | - | 50 | 2 |
| Capital gains distributions | 7 | 6 | - | 39 | - |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 7 | - | 89 | 2 |
| Net unrealized appreciation (depreciation) of investments | 5 | 4 | - | 24 | 10 |
| Net realized and unrealized gain (loss) on investments | 14 | 11 | - | 113 | 12 |
| Net increase (decrease) in net assets resulting from operations | $ 14 | $ 11 | $ - | $ 112 | $ 11 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund, Inc. | PIMCO Real Return Portfolio - Administrative Class | Pioneer Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3 | $ 6 | $ 869 | $ 1,053 | $ - |
| Total investment income | 3 | 6 | 869 | 1,053 | - |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 38 | 1 | 479 | 246 | - |
| Total expenses | 38 | 1 | 479 | 246 | - |
| Net investment income (loss) | (35) | 5 | 390 | 807 | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 83 | 3 | 3,190 | (386) | 2 |
| Capital gains distributions | 59 | - | 2,462 | 677 | 2 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 142 | 3 | 5,652 | 291 | 4 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 170 | 1 | (109) | (1,136) | 1 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 312 | 4 | 5,543 | (845) | 5 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 277 | $ 9 | $ 5,933 | $ (38) | $ 5 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Pioneer Mid Cap Value VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 64 | $ 2,447 | $ 97 | $ 550 | $ 814 |
| Total investment income | 64 | 2,447 | 97 | 550 | 814 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 11 | 903 | 60 | 107 | 812 |
| Total expenses | 11 | 903 | 60 | 107 | 812 |
| Net investment income (loss) | 53 | 1,544 | 37 | 443 | 2 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (9) | 1,866 | 165 | (113) | 228 |
| Capital gains distributions | 79 | 1,336 | - | 143 | 20,283 |
| Total realized gain (loss) on investments and capital gains distributions | 70 | 3,202 | 165 | 30 | 20,511 |
| Net unrealized appreciation (depreciation) of investments | 1 | 12,848 | 802 | 280 | (11,870) |
| Net realized and unrealized gain (loss) on investments | 71 | 16,050 | 967 | 310 | 8,641 |
| Net increase (decrease) in net assets resulting from operations | $ 124 | $ 17,594 | $ 1,004 | $ 753 | $ 8,643 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A | Templeton Growth Fund, Inc. - Class A | Templeton Global Bond Fund - Class A |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ - | $ 17 | $ 12 | $ 1,347 |
| Total investment income | 5 | - | 17 | 12 | 1,347 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 7 | - | 7 | 6 | 267 |
| Total expenses | 7 | - | 7 | 6 | 267 |
| Net investment income (loss) | (2) | - | 10 | 6 | 1,080 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 14 | - | 9 | 7 | (17) |
| Capital gains distributions | 88 | 1 | 68 | 41 | 24 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 102 | 1 | 77 | 48 | 7 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 50 | 2 | 44 | 53 | 1,476 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 152 | 3 | 121 | 101 | 1,483 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 150 | $ 3 | $ 131 | $ 107 | $ 2,563 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A | Diversified Value Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 44 | $ 1,562 | $ 21 | $ - | $ 1 |
| Total investment income | 44 | 1,562 | 21 | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 43 | 1,659 | 5 | 2 | 1 |
| Total expenses | 43 | 1,659 | 5 | 2 | 1 |
| Net investment income (loss) | 1 | (97) | 16 | (2) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 26 | 6,140 | 3 | 4 | - |
| Capital gains distributions | 246 | 6,275 | 29 | 8 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 272 | 12,415 | 32 | 12 | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 277 | 5,132 | 68 | 2 | 11 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 549 | 17,547 | 100 | 14 | 12 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 550 | $ 17,450 | $ 116 | $ 12 | $ 12 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Equity Income Portfolio | Small Company Growth Portfolio | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ - | $ 42 | $ 29 | $ 49 |
| Total investment income | 5 | - | 42 | 29 | 49 |
| Expenses: | | | | | |
| Mortality, expense risk and | | | | | |
| other charges | 2 | - | 156 | 150 | 22 |
| Total expenses | 2 | - | 156 | 150 | 22 |
| Net investment income (loss) | 3 | - | (114) | (121) | 27 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 7 | - | 59 | 358 | 18 |
| Capital gains distributions | 8 | - | 347 | 403 | 87 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 15 | - | 406 | 761 | 105 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 19 | - | 2,627 | 209 | 334 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 34 | - | 3,033 | 970 | 439 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 37 | $ - | $ 2,919 | $ 849 | $ 466 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

|  | Washington Mutual Investors Fund℠, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|
| **Net investment income (loss)** | | |
| Income: | | |
| Dividends | $ 1,465 | $ - |
| Total investment income | 1,465 | - |
| Expenses: | | |
| Mortality, expense risk and | | |
| other charges | 776 | - |
| Total expenses | 776 | - |
| Net investment income (loss) | 689 | - |
| | | |
| **Realized and unrealized gain (loss)** | | |
| **on investments** | | |
| Net realized gain (loss) on investments | 594 | - |
| Capital gains distributions | 2,057 | 2 |
| Total realized gain (loss) on investments | | |
| and capital gains distributions | 2,651 | 2 |
| Net unrealized appreciation | | |
| (depreciation) of investments | 8,652 | (1) |
| Net realized and unrealized gain (loss) | | |
| on investments | 11,303 | 1 |
| Net increase (decrease) in net assets | | |
| resulting from operations | $ 11,992 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | AIM Mid Cap Core Equity Fund - Class A | AIM Small Cap Growth Fund - Class A | AIM Global Health Care Fund - Investor Class | AIM V.I. Capital Appreciation Fund - Series I Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 196 | $ - | $ - | $ 20,524 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 1 | - | (191) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 18 | - | 2 | (1,951) |
| Net unrealized appreciation (depreciation) during the year | (5) | - | 2 | 3,517 |
| Net increase (decrease) in net assets from operations | 12 | 1 | 4 | 1,375 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (20) | 7 | 64 | (2,525) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (20) | 7 | 64 | (2,525) |
| Total increase (decrease) in net assets | (8) | 8 | 68 | (1,150) |
| **Net assets at December 31, 2005** | 188 | 8 | 68 | 19,374 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | - | (1) | (292) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 42 | 1 | 13 | 554 |
| Net unrealized appreciation (depreciation) during the year | (23) | - | (10) | 409 |
| Net increase (decrease) in net assets from operations | 20 | 1 | 2 | 671 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 26 | 8 | 44 | 12,951 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 26 | 8 | 44 | 12,951 |
| Total increase (decrease) in net assets | 46 | 9 | 46 | 13,622 |
| **Net assets at December 31, 2006** | $ 234 | $ 17 | $ 114 | $ 32,996 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AIM V.I. Growth Fund - Series I Shares | AIM V.I. Premier Equity Fund - Series I Shares | AllianceBernstein Growth and Income Fund, Inc. - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 38,313 | $ 17,595 | $ 19,636 | $ 22 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 106 | (176) | (39) | - |
| Total realized gain (loss) on investments and capital gains distributions | (3,357) | (1,484) | (1,001) | - |
| Net unrealized appreciation (depreciation) during the year | 4,504 | 2,612 | 1,796 | 1 |
| Net increase (decrease) in net assets from operations | 1,253 | 952 | 756 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (7,783) | (1,923) | (3,420) | 19 |
| Net increase (decrease) in assets derived from principal transactions | (7,783) | (1,923) | (3,420) | 19 |
| Total increase (decrease) in net assets | (6,530) | (971) | (2,664) | 20 |
| **Net assets at December 31, 2005** | 31,783 | 16,624 | 16,972 | 42 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (190) | (61) | 117 | - |
| Total realized gain (loss) on investments and capital gains distributions | (663) | 3,829 | 1,940 | 2 |
| Net unrealized appreciation (depreciation) during the year | 6,785 | (2,636) | (1,190) | 4 |
| Net increase (decrease) in net assets from operations | 5,932 | 1,132 | 867 | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 12,004 | (17,756) | (17,839) | 17 |
| Net increase (decrease) in assets derived from principal transactions | 12,004 | (17,756) | (17,839) | 17 |
| Total increase (decrease) in net assets | 17,936 | (16,624) | (16,972) | 23 |
| **Net assets at December 31, 2006** | $ 49,719 | $ - | $ - | $ 65 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | AllianceBernstein Growth and Income Portfolio - Class A | Allianz NFJ Small-Cap Value - Class A | American Balanced Fund® - Class R-3 | American Century Income & Growth Fund - Advisor Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 50 | $ 53 | $ 1,269 | $ 4,389 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 4 | 29 | 37 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 32 | 68 | 420 |
| Net unrealized appreciation (depreciation) during the year | 7 | (7) | (23) | (252) |
| Net increase (decrease) in net assets from operations | 7 | 29 | 74 | 205 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 203 | 316 | 2,313 | 1,035 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 203 | 316 | 2,313 | 1,035 |
| Total increase (decrease) in net assets | 210 | 345 | 2,387 | 1,240 |
| **Net assets at December 31, 2005** | 260 | 398 | 3,656 | 5,629 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 4 | 58 | 35 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 29 | 46 | 116 | 529 |
| Net unrealized appreciation (depreciation) during the year | 43 | 19 | 256 | 276 |
| Net increase (decrease) in net assets from operations | 74 | 69 | 430 | 840 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 223 | 10 | 928 | (479) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 223 | 10 | 928 | (479) |
| Total increase (decrease) in net assets | 297 | 79 | 1,358 | 361 |
| **Net assets at December 31, 2006** | $ 557 | $ 477 | $ 5,014 | $ 5,990 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Ariel Appreciation Fund | Ariel Fund | Baron Asset Fund | Baron Growth Fund |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 192 | $ 154 | $ 135 | $ 392 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (2) | (2) | (7) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 18 | 29 | 18 | 68 |
| Net unrealized appreciation (depreciation) during the year | (7) | (34) | 13 | (18) |
| Net increase (decrease) in net assets from operations | 9 | (7) | 29 | 43 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 193 | 390 | 239 | 599 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 193 | 390 | 239 | 599 |
| Total increase (decrease) in net assets | 202 | 383 | 268 | 642 |
| **Net assets at December 31, 2005** | 394 | 537 | 403 | 1,034 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | (8) | (7) | (13) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 44 | 40 | 71 | 96 |
| Net unrealized appreciation (depreciation) during the year | 17 | 18 | 24 | 81 |
| Net increase (decrease) in net assets from operations | 55 | 50 | 88 | 164 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 180 | 73 | 538 | 236 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 180 | 73 | 538 | 236 |
| Total increase (decrease) in net assets | 235 | 123 | 626 | 400 |
| **Net assets at December 31, 2006** | $ 629 | $ 660 | $ 1,029 | $ 1,434 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

|  | Calvert Social Balanced Portfolio | Capital One Mid Cap Equity Fund - Class A | DWS Equity 500 Index Fund - Class S | EuroPacific Growth Fund® - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 66,170 | $ - | $ 2 | $ 553 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 512 | (1) | - | 12 |
| Total realized gain (loss) on investments and capital gains distributions | (975) | 110 | - | 42 |
| Net unrealized appreciation (depreciation) during the year | 3,313 | (3) | 1 | 102 |
| Net increase (decrease) in net assets from operations | 2,850 | 106 | 1 | 156 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | (2,487) | 19 | 63 | 499 |
| Net increase (decrease) in assets derived from principal transactions | (2,487) | 19 | 63 | 499 |
| Total increase (decrease) in net assets | 363 | 125 | 64 | 655 |
| **Net assets at December 31, 2005** | 66,533 | 125 | 66 | 1,208 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | 810 | (1) | 1 | 34 |
| Total realized gain (loss) on investments and capital gains distributions | 410 | 12 | 1 | 226 |
| Net unrealized appreciation (depreciation) during the year | 3,669 | - | 16 | 178 |
| Net increase (decrease) in net assets from operations | 4,889 | 11 | 18 | 438 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | (6,025) | (40) | 83 | 2,121 |
| Net increase (decrease) in assets derived from principal transactions | (6,025) | (40) | 83 | 2,121 |
| Total increase (decrease) in net assets | (1,136) | (29) | 101 | 2,559 |
| **Net assets at December 31, 2006** | $ 65,397 | $ 96 | $ 167 | $ 3,767 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | EuroPacific Growth Fund® - Class R-4 | Evergreen Special Values Fund - Class A | Fidelity® Advisor Mid Cap Fund - Class T | Fidelity® VIP Equity-Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 16,360 | $ 47,554 | $ 423 | $ 405,088 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 666 | (68) | (3) | 2,416 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,374 | 8,757 | 64 | 14,089 |
| Net unrealized appreciation (depreciation) during the year | 5,136 | (2,951) | (20) | 1,612 |
| Net increase (decrease) in net assets from operations | 8,176 | 5,738 | 41 | 18,117 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 37,111 | 22,009 | 127 | (21,999) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 37,111 | 22,009 | 127 | (21,999) |
| Total increase (decrease) in net assets | 45,287 | 27,747 | 168 | (3,882) |
| **Net assets at December 31, 2005** | 61,647 | 75,301 | 591 | 401,206 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,158 | (561) | (5) | 9,816 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 8,820 | 17,834 | 71 | 54,799 |
| Net unrealized appreciation (depreciation) during the year | 9,098 | (943) | 8 | 10,067 |
| Net increase (decrease) in net assets from operations | 19,076 | 16,330 | 74 | 74,682 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 60,507 | 14,303 | 29 | (20,157) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 60,507 | 14,303 | 29 | (20,157) |
| Total increase (decrease) in net assets | 79,583 | 30,633 | 103 | 54,525 |
| **Net assets at December 31, 2006** | $ 141,230 | $ 105,934 | $ 694 | $ 455,731 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP High Income Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 377,338 | $ 5,210 | $ 41,057 | $ 20,327 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,779) | 754 | (143) | 331 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (23,603) | (127) | 3,174 | (590) |
| Net unrealized appreciation (depreciation) during the year | 38,951 | (526) | 3,773 | 791 |
| Net increase (decrease) in net assets from operations | 13,569 | 101 | 6,804 | 532 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (61,723) | 711 | (3,102) | (2,213) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (61,723) | 711 | (3,102) | (2,213) |
| Total increase (decrease) in net assets | (48,154) | 812 | 3,702 | (1,681) |
| **Net assets at December 31, 2005** | 329,184 | 6,022 | 44,759 | 18,646 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,035) | 507 | (94) | 315 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (16,934) | (24) | 3,902 | (229) |
| Net unrealized appreciation (depreciation) during the year | 36,558 | 165 | 3,982 | 1,011 |
| Net increase (decrease) in net assets from operations | 17,589 | 648 | 7,790 | 1,097 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (50,951) | 1,082 | (839) | (1,383) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (50,951) | 1,082 | (839) | (1,383) |
| Total increase (decrease) in net assets | (33,362) | 1,730 | 6,951 | (286) |
| **Net assets at December 31, 2006** | $ 295,822 | $ 7,752 | $ 51,710 | $ 18,360 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Mid Cap Portfolio - Initial Class | Mutual Discovery Fund - Class R |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 743,262 | $ 116,763 | $ - | $ 186 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6,450) | 854 | - | 3 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 9,434 | (1,956) | - | 34 |
| Net unrealized appreciation (depreciation) during the year | 127,918 | 5,330 | - | 19 |
| Net increase (decrease) in net assets from operations | 130,902 | 4,228 | - | 56 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 133,893 | (4,376) | - | 425 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 133,893 | (4,376) | - | 425 |
| Total increase (decrease) in net assets | 264,795 | (148) | - | 481 |
| **Net assets at December 31, 2005** | 1,008,057 | 116,615 | - | 667 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3,118 | 815 | 1 | 14 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 126,643 | (1,184) | - | 67 |
| Net unrealized appreciation (depreciation) during the year | (17,340) | 16,944 | 228 | 123 |
| Net increase (decrease) in net assets from operations | 112,421 | 16,575 | 229 | 204 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 56,104 | (4,345) | 5,222 | 567 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 56,104 | (4,345) | 5,222 | 567 |
| Total increase (decrease) in net assets | 168,525 | 12,230 | 5,451 | 771 |
| **Net assets at December 31, 2006** | $ 1,176,582 | $ 128,845 | $ 5,451 | $ 1,438 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Franklin Small-Mid Cap Growth Fund - Class A | Franklin Small Cap Value Securities Fund - Class 2 | ING Financial Services Fund - Class A | ING Real Estate Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 70 | $ 50,132 | $ 9 | $ 282 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (190) | - | 19 |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 2,839 | 4 | 79 |
| Net unrealized appreciation (depreciation) during the year | 14 | 2,169 | - | (3) |
| Net increase (decrease) in net assets from operations | 19 | 4,818 | 4 | 95 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 229 | 17,358 | 38 | 577 |
| Net increase (decrease) in assets derived from principal transactions | 229 | 17,358 | 38 | 577 |
| Total increase (decrease) in net assets | 248 | 22,176 | 42 | 672 |
| **Net assets at December 31, 2005** | 318 | 72,308 | 51 | 954 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (338) | 1 | 27 |
| Total realized gain (loss) on investments and capital gains distributions | 43 | 6,269 | 7 | 178 |
| Net unrealized appreciation (depreciation) during the year | (14) | 5,398 | 3 | 288 |
| Net increase (decrease) in net assets from operations | 24 | 11,329 | 11 | 493 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 214 | 4,884 | 22 | 926 |
| Net increase (decrease) in assets derived from principal transactions | 214 | 4,884 | 22 | 926 |
| Total increase (decrease) in net assets | 238 | 16,213 | 33 | 1,419 |
| **Net assets at December 31, 2006** | $ 556 | $ 88,521 | $ 84 | $ 2,373 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING GNMA Income Fund - Class A | ING Intermediate Bond Fund - Class A | ING GET Fund - Series L | ING GET Fund - Series Q |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 404 | $ 535 | $ 696 | $ 3,849 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 21 | 22 | 16 | 92 |
| Total realized gain (loss) on investments and capital gains distributions | (3) | 2 | (3) | 17 |
| Net unrealized appreciation (depreciation) during the year | (9) | (10) | (6) | (100) |
| Net increase (decrease) in net assets from operations | 9 | 14 | 7 | 9 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 299 | 280 | (74) | (650) |
| Net increase (decrease) in assets derived from principal transactions | 299 | 280 | (74) | (650) |
| Total increase (decrease) in net assets | 308 | 294 | (67) | (641) |
| **Net assets at December 31, 2005** | 712 | 829 | 629 | 3,208 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 38 | 49 | 26 | 81 |
| Total realized gain (loss) on investments and capital gains distributions | (10) | (2) | (54) | 12 |
| Net unrealized appreciation (depreciation) during the year | 1 | (5) | 30 | 31 |
| Net increase (decrease) in net assets from operations | 29 | 42 | 2 | 124 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 232 | 762 | (631) | (423) |
| Net increase (decrease) in assets derived from principal transactions | 232 | 762 | (631) | (423) |
| Total increase (decrease) in net assets | 261 | 804 | (629) | (299) |
| **Net assets at December 31, 2006** | $ 973 | $ 1,633 | $ - | $ 2,909 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING GET Fund - Series S | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING Evergreen Health Sciences Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 23,958 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 247 | (1) | - | (4) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 721 | 18 | - | 51 |
| Net unrealized appreciation (depreciation) during the year | (928) | (30) | - | 6 |
| Net increase (decrease) in net assets from operations | 40 | (13) | - | 53 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (9,432) | 1,109 | - | 1,393 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (9,432) | 1,109 | - | 1,393 |
| Total increase (decrease) in net assets | (9,392) | 1,096 | - | 1,446 |
| **Net assets at December 31, 2005** | 14,566 | 1,096 | - | 1,446 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 225 | (33) | - | (34) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 185 | 169 | - | 92 |
| Net unrealized appreciation (depreciation) during the year | 259 | (515) | - | 326 |
| Net increase (decrease) in net assets from operations | 669 | (379) | - | 384 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,982) | 2,569 | - | 2,610 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (4,982) | 2,569 | - | 2,610 |
| Total increase (decrease) in net assets | (4,313) | 2,190 | - | 2,994 |
| **Net assets at December 31, 2006** | $ 10,253 | $ 3,286 | $ - | $ 4,440 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $            - | $            - | $            - | $            - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | - | - | (13) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 27 | - | - | 19 |
| Net unrealized appreciation (depreciation) during the year | 191 | - | - | 412 |
| Net increase (decrease) in net assets from operations | 206 | - | - | 418 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,405 | - | - | 15,484 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 4,405 | - | - | 15,484 |
| Total increase (decrease) in net assets | 4,611 | - | - | 15,902 |
| **Net assets at December 31, 2005** | 4,611 | - | - | 15,902 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (115) | - | - | (81) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,107 | 5 | - | 1,441 |
| Net unrealized appreciation (depreciation) during the year | (106) | 3 | 6 | 5,217 |
| Net increase (decrease) in net assets from operations | 886 | 8 | 6 | 6,577 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 9,107 | 154 | 51 | 6,692 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 9,107 | 154 | 51 | 6,692 |
| Total increase (decrease) in net assets | 9,993 | 162 | 57 | 13,269 |
| **Net assets at December 31, 2006** | $    14,604 | $      162 | $      57 | $    29,171 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Service Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (20) | (1) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 158 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 568 | 1 | - | - |
| Net increase (decrease) in net assets from operations | 706 | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,167 | 282 | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 6,167 | 282 | - | - |
| Total increase (decrease) in net assets | 6,873 | 282 | - | - |
| **Net assets at December 31, 2005** | 6,873 | 282 | - | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (91) | (12) | - | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,391 | 50 | - | 1 |
| Net unrealized appreciation (depreciation) during the year | 2,491 | 37 | 1 | 36 |
| Net increase (decrease) in net assets from operations | 3,791 | 75 | 1 | 36 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10,946 | 1,286 | 25 | 788 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 10,946 | 1,286 | 25 | 788 |
| Total increase (decrease) in net assets | 14,737 | 1,361 | 26 | 824 |
| **Net assets at December 31, 2006** | $ 21,610 | $ 1,643 | $ 26 | $ 824 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Service Class | ING Legg Mason Partners All Cap Portfolio - Service Class | ING Legg Mason Value Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 1,428 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (49) | - | (4) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 720 | - | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 138 | - | 59 | - |
| Net increase (decrease) in net assets from operations | 809 | - | 56 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6,553 | - | 1,644 | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 6,553 | - | 1,644 | - |
| Total increase (decrease) in net assets | 7,362 | - | 1,700 | - |
| **Net assets at December 31, 2005** | 8,790 | - | 1,700 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (209) | - | (30) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 415 | - | 65 | 11 |
| Net unrealized appreciation (depreciation) during the year | 4,133 | 2 | 177 | 52 |
| Net increase (decrease) in net assets from operations | 4,339 | 2 | 212 | 61 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 17,037 | 33 | 1,503 | 1,007 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 17,037 | 33 | 1,503 | 1,007 |
| Total increase (decrease) in net assets | 21,376 | 35 | 1,715 | 1,068 |
| **Net assets at December 31, 2006** | $ 30,166 | $ 35 | $ 3,415 | $ 1,068 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Adviser Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | (2) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1 | 26 | - | - |
| Net unrealized appreciation (depreciation) during the year | 41 | 107 | - | - |
| Net increase (decrease) in net assets from operations | 38 | 131 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,121 | 1,217 | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,121 | 1,217 | - | - |
| Total increase (decrease) in net assets | 1,159 | 1,348 | - | - |
| **Net assets at December 31, 2005** | 1,159 | 1,348 | - | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (21) | (49) | 1 | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 23 | 270 | 2 | - |
| Net unrealized appreciation (depreciation) during the year | 118 | 711 | 2 | 14 |
| Net increase (decrease) in net assets from operations | 120 | 932 | 5 | 13 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,468 | 5,026 | 40 | 256 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,468 | 5,026 | 40 | 256 |
| Total increase (decrease) in net assets | 1,588 | 5,958 | 45 | 269 |
| **Net assets at December 31, 2006** | $ 2,747 | $ 7,306 | $ 45 | $ 269 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Service Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Service Class | ING PIMCO High Yield Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 29,119 | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 480 | 4 | (1) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,872 | 31 | - | - |
| Net unrealized appreciation (depreciation) during the year | (1,538) | (16) | 7 | - |
| Net increase (decrease) in net assets from operations | 814 | 19 | 6 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 11,347 | 1,172 | 208 | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 11,347 | 1,172 | 208 | - |
| Total increase (decrease) in net assets | 12,161 | 1,191 | 214 | - |
| **Net assets at December 31, 2005** | 41,280 | 1,191 | 214 | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 454 | (50) | (1) | 5 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,374 | 102 | 10 | (1) |
| Net unrealized appreciation (depreciation) during the year | 901 | 1,534 | 55 | 4 |
| Net increase (decrease) in net assets from operations | 3,729 | 1,586 | 64 | 8 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (8,450) | 10,245 | 547 | 239 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (8,450) | 10,245 | 547 | 239 |
| Total increase (decrease) in net assets | (4,721) | 11,831 | 611 | 247 |
| **Net assets at December 31, 2006** | $ 36,559 | $ 13,022 | $ 825 | $ 247 |

*The accompanying notes are an integral part of these financial statements.*

117

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING PIMCO High Yield Portfolio - Service Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 30 | - | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (13) | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 8 | - | - | - |
| Net increase (decrease) in net assets from operations | 25 | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,393 | - | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,393 | - | - | - |
| Total increase (decrease) in net assets | 1,418 | - | - | - |
| **Net assets at December 31, 2005** | 1,418 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 175 | (5) | - | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 22 | 5 | 1 | 1 |
| Net unrealized appreciation (depreciation) during the year | 63 | 69 | 1 | 33 |
| Net increase (decrease) in net assets from operations | 260 | 69 | 2 | 32 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,392 | 2,440 | 23 | 751 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 3,392 | 2,440 | 23 | 751 |
| Total increase (decrease) in net assets | 3,652 | 2,509 | 25 | 783 |
| **Net assets at December 31, 2006** | $ 5,070 | $ 2,509 | $ 25 | $ 783 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (41) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 100 | 24 | - |
| Net unrealized appreciation (depreciation) during the year | - | 2,183 | 431 | - |
| Net increase (decrease) in net assets from operations | - | 2,282 | 414 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 22,755 | 18,749 | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | 22,755 | 18,749 | - |
| Total increase (decrease) in net assets | - | 25,037 | 19,163 | - |
| **Net assets at December 31, 2005** | - | 25,037 | 19,163 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 476 | 75 | 1 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 5,668 | 3,426 | 3 |
| Net unrealized appreciation (depreciation) during the year | - | (1,908) | 3,684 | 13 |
| Net increase (decrease) in net assets from operations | - | 4,236 | 7,185 | 17 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 6 | (25,648) | 60,576 | 198 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 6 | (25,648) | 60,576 | 198 |
| Total increase (decrease) in net assets | 6 | (21,412) | 67,761 | 215 |
| **Net assets at December 31, 2006** | $ 6 | $ 3,625 | $ 86,924 | $ 215 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service Class | ING Templeton Global Growth Portfolio - Institutional Class | ING Templeton Global Growth Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 30,123 | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 69 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,385 | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 194 | - | - | - |
| Net increase (decrease) in net assets from operations | 1,648 | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 23,167 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 23,167 | - | - | - |
| Total increase (decrease) in net assets | 24,815 | - | - | - |
| **Net assets at December 31, 2005** | 54,938 | - | - | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 264 | - | (4) | - |
| Total realized gain (loss) on investments and capital gains distributions | 3,444 | - | 3 | - |
| Net unrealized appreciation (depreciation) during the year | 8,118 | - | 96 | - |
| Net increase (decrease) in net assets from operations | 11,826 | - | 95 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 21,032 | - | 1,326 | 14 |
| Net increase (decrease) in assets derived from principal transactions | 21,032 | - | 1,326 | 14 |
| Total increase (decrease) in net assets | 32,858 | - | 1,421 | 14 |
| **Net assets at December 31, 2006** | $ 87,796 | $ - | $ 1,421 | $ 14 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Real Estate Portfolio - Institutional Class | ING Van Kampen Real Estate Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (14) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) during the year | 131 | - | - | - |
| Net increase (decrease) in net assets from operations | 117 | - | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 8,271 | - | - | - |
| Net increase (decrease) in assets derived from principal transactions | 8,271 | - | - | - |
| Total increase (decrease) in net assets | 8,388 | - | - | - |
| **Net assets at December 31, 2005** | 8,388 | - | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 9 | (2) | (28) | 18 |
| Total realized gain (loss) on investments and capital gains distributions | 1,103 | 2 | 63 | 54 |
| Net unrealized appreciation (depreciation) during the year | 658 | 47 | 1,198 | 99 |
| Net increase (decrease) in net assets from operations | 1,770 | 47 | 1,233 | 171 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5,546 | 707 | 15,672 | 2,366 |
| Net increase (decrease) in assets derived from principal transactions | 5,546 | 707 | 15,672 | 2,366 |
| Total increase (decrease) in net assets | 7,316 | 754 | 16,905 | 2,537 |
| **Net assets at December 31, 2006** | $ 15,704 | $ 754 | $ 16,905 | $ 2,537 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING International Fund - Class Q | ING International SmallCap Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 2 |
| Net unrealized appreciation (depreciation) during the year | - | - | - | 51 |
| Net increase (decrease) in net assets from operations | - | - | - | 54 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 2 | 229 |
| Net increase (decrease) in assets derived from principal transactions | - | - | 2 | 229 |
| Total increase (decrease) in net assets | - | - | 2 | 283 |
| **Net assets at December 31, 2005** | - | - | 2 | 283 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | (2) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 24 | - | 21 |
| Net unrealized appreciation (depreciation) during the year | 49 | 37 | - | 95 |
| Net increase (decrease) in net assets from operations | 49 | 59 | - | 116 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 718 | 1,082 | 5 | 438 |
| Net increase (decrease) in assets derived from principal transactions | 718 | 1,082 | 5 | 438 |
| Total increase (decrease) in net assets | 767 | 1,141 | 5 | 554 |
| **Net assets at December 31, 2006** | $ 767 | $ 1,141 | $ 7 | $ 837 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Adviser Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 5,760 | $ - | $ 2,070 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | (1,225) | (6) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 323 | 1,352 | (35) |
| Net unrealized appreciation (depreciation) during the year | - | (343) | 11,572 | (94) |
| Net increase (decrease) in net assets from operations | - | (25) | 11,699 | (135) |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (1,340) | 146,447 | (1,915) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | (1,340) | 146,447 | (1,915) |
| Total increase (decrease) in net assets | - | (1,365) | 158,146 | (2,050) |
| **Net assets at December 31, 2005** | - | 4,395 | 158,146 | 20 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (40) | 326 | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 345 | 951 | - |
| Net unrealized appreciation (depreciation) during the year | 1 | 478 | (5,974) | (1) |
| Net increase (decrease) in net assets from operations | 1 | 783 | (4,697) | (1) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 8 | 112 | (21,892) | (19) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 8 | 112 | (21,892) | (19) |
| Total increase (decrease) in net assets | 9 | 895 | (26,589) | (20) |
| **Net assets at December 31, 2006** | $ 9 | $ 5,290 | $ 131,557 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Adviser Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Asset Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 25,577 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (236) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 3,933 | - | - |
| Net unrealized appreciation (depreciation) during the year | - | (1,715) | - | - |
| Net increase (decrease) in net assets from operations | - | 1,982 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 4,038 | - | - |
| Net increase (decrease) in assets derived from principal transactions | - | 4,038 | - | - |
| Total increase (decrease) in net assets | - | 6,020 | - | - |
| **Net assets at December 31, 2005** | - | 31,597 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (321) | (1) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 760 | 1 | (2) |
| Net unrealized appreciation (depreciation) during the year | 2 | 3,923 | 13 | 3 |
| Net increase (decrease) in net assets from operations | 2 | 4,362 | 13 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 20 | (2,133) | 293 | 62 |
| Net increase (decrease) in assets derived from principal transactions | 20 | (2,133) | 293 | 62 |
| Total increase (decrease) in net assets | 22 | 2,229 | 306 | 63 |
| **Net assets at December 31, 2006** | $ 22 | $ 33,826 | $ 306 | $ 63 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Service Class | ING Columbia Small Cap Value II Portfolio - Service Class | ING Davis Venture Value Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 58,317 | $ - | $ 10,359 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (748) | - | (92) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 3,613 | - | 624 | - |
| Net unrealized appreciation (depreciation) during the year | 1,571 | - | (399) | - |
| Net increase (decrease) in net assets from operations | 4,436 | - | 133 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 16,416 | - | (3,162) | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 16,416 | - | (3,162) | - |
| Total increase (decrease) in net assets | 20,852 | - | (3,029) | - |
| **Net assets at December 31, 2005** | 79,169 | - | 7,330 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (888) | - | (89) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 4,474 | - | 781 | - |
| Net unrealized appreciation (depreciation) during the year | 7,482 | 3 | 315 | 2 |
| Net increase (decrease) in net assets from operations | 11,068 | 3 | 1,007 | 2 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,214 | 36 | 1,131 | 108 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 1,214 | 36 | 1,131 | 108 |
| Total increase (decrease) in net assets | 12,282 | 39 | 2,138 | 110 |
| **Net assets at December 31, 2006** | $ 91,451 | $ 39 | $ 9,468 | $ 110 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING Fundamental Research Portfolio - Adviser Class | ING Fundamental Research Portfolio - Service Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class | ING Goldman Sachs® Structured Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 1,536 | $ 1,490 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (13) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 45 | 65 | - |
| Net unrealized appreciation (depreciation) during the year | - | 24 | (22) | - |
| Net increase (decrease) in net assets from operations | - | 68 | 30 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (68) | 481 | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | (68) | 481 | - |
| Total increase (decrease) in net assets | - | - | 511 | - |
| **Net assets at December 31, 2005** | - | 1,536 | 2,001 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (16) | (21) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 91 | 95 | - |
| Net unrealized appreciation (depreciation) during the year | - | 79 | 72 | - |
| Net increase (decrease) in net assets from operations | - | 154 | 146 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 5 | (180) | 10 | 2 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 5 | (180) | 10 | 2 |
| Total increase (decrease) in net assets | 5 | (26) | 156 | 2 |
| **Net assets at December 31, 2006** | $ 5 | $ 1,510 | $ 2,157 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Adviser Class | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 138,552 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (359) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 10,588 | - | - |
| Net unrealized appreciation (depreciation) during the year | - | 1,368 | - | - |
| Net increase (decrease) in net assets from operations | - | 11,597 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (10,344) | 3 | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | (10,344) | 3 | - |
| Total increase (decrease) in net assets | - | 1,253 | 3 | - |
| **Net assets at December 31, 2005** | - | 139,805 | 3 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (136) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 11,560 | 1 | 1 |
| Net unrealized appreciation (depreciation) during the year | 1 | 16,783 | 1 | 4 |
| Net increase (decrease) in net assets from operations | 1 | 28,207 | 2 | 5 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 19 | (17,809) | 11 | 86 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 19 | (17,809) | 11 | 86 |
| Total increase (decrease) in net assets | 20 | 10,398 | 13 | 91 |
| **Net assets at December 31, 2006** | $ 20 | $ 150,203 | $ 16 | $ 91 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 14,426 | $ - | $ 228,353 | $ 16 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (159) | - | (2,171) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,782 | - | (5,877) | - |
| Net unrealized appreciation (depreciation) during the year | (1,107) | - | 27,528 | 3 |
| Net increase (decrease) in net assets from operations | 1,516 | - | 19,480 | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 8,391 | - | (33,908) | 17 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 8,391 | - | (33,908) | 17 |
| Total increase (decrease) in net assets | 9,907 | - | (14,428) | 20 |
| **Net assets at December 31, 2005** | 24,333 | - | 213,925 | 36 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (288) | - | (2,190) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 572 | - | (1,080) | - |
| Net unrealized appreciation (depreciation) during the year | 3,657 | 1 | 21,852 | 6 |
| Net increase (decrease) in net assets from operations | 3,941 | 1 | 18,582 | 6 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 4,304 | 16 | (28,700) | 40 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 4,304 | 16 | (28,700) | 40 |
| Total increase (decrease) in net assets | 8,245 | 17 | (10,118) | 46 |
| **Net assets at December 31, 2006** | $ 32,578 | $ 17 | $ 203,807 | $ 82 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Service Class | ING Neuberger Berman Regency Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (29) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 397 | - | - |
| Net unrealized appreciation (depreciation) during the year | - | 159 | - | - |
| Net increase (decrease) in net assets from operations | - | 527 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 3,586 | - | - |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | 3,586 | - | - |
| Total increase (decrease) in net assets | - | 4,113 | - | - |
| **Net assets at December 31, 2005** | - | 4,113 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (40) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 70 | 7 | - |
| Net unrealized appreciation (depreciation) during the year | 1 | 65 | - | - |
| Net increase (decrease) in net assets from operations | 1 | 95 | 7 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | 32 | (358) | 225 | 1 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 32 | (358) | 225 | 1 |
| Total increase (decrease) in net assets | 33 | (263) | 232 | 1 |
| **Net assets at December 31, 2006** | $ 33 | $ 3,850 | $ 232 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Adviser Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 20,474 | $ - | $ - | $ 2,264 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (136) | - | 1,160 | (9) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 803 | - | 20,311 | 37 |
| Net unrealized appreciation (depreciation) during the year | (448) | - | 128,131 | (208) |
| Net increase (decrease) in net assets from operations | 219 | - | 149,602 | (180) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,120) | - | 732,135 | (2,064) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (4,120) | - | 732,135 | (2,064) |
| Total increase (decrease) in net assets | (3,901) | - | 881,737 | (2,244) |
| **Net assets at December 31, 2005** | 16,573 | - | 881,737 | 20 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (28) | - | (8,716) | (2) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 660 | 1 | 31,773 | 2 |
| Net unrealized appreciation (depreciation) during the year | 588 | 5 | 119,373 | 18 |
| Net increase (decrease) in net assets from operations | 1,220 | 6 | 142,430 | 18 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,296) | 90 | (102,837) | 142 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (4,296) | 90 | (102,837) | 142 |
| Total increase (decrease) in net assets | (3,076) | 96 | 39,593 | 160 |
| **Net assets at December 31, 2006** | $ 13,497 | $ 96 | $ 921,330 | $ 180 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Adviser Class | ING Oppenheimer Strategic Income Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Adviser Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ 43,692 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1,794 | - | 290 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 184 | - | 854 |
| Net unrealized appreciation (depreciation) during the year | - | (342) | - | (680) |
| Net increase (decrease) in net assets from operations | - | 1,636 | - | 464 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 114,714 | - | 10,797 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | - | 114,714 | - | 10,797 |
| Total increase (decrease) in net assets | - | 116,350 | - | 11,261 |
| **Net assets at December 31, 2005** | - | 116,350 | - | 54,953 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (654) | 2 | 394 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | 644 | - | 107 |
| Net unrealized appreciation (depreciation) during the year | 5 | 8,090 | 5 | 1,238 |
| Net increase (decrease) in net assets from operations | 5 | 8,080 | 7 | 1,739 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 122 | (11,537) | 262 | 6,231 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 122 | (11,537) | 262 | 6,231 |
| Total increase (decrease) in net assets | 127 | (3,457) | 269 | 7,970 |
| **Net assets at December 31, 2006** | $ 127 | $ 112,893 | $ 269 | $ 62,923 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Pioneer High Yield Portfolio - Service Class | ING Solution 2015 Portfolio - Adviser Class | ING Solution 2015 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (6) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 4 |
| Net unrealized appreciation (depreciation) during the year | - | - | 2 | 48 |
| Net increase (decrease) in net assets from operations | - | - | 2 | 46 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 438 | 1,934 |
| Net increase (decrease) in assets derived from principal transactions | - | - | 438 | 1,934 |
| Total increase (decrease) in net assets | - | - | 440 | 1,980 |
| **Net assets at December 31, 2005** | - | - | 440 | 1,980 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 11 | - | (8) | (52) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | - | 12 | 58 |
| Net unrealized appreciation (depreciation) during the year | 14 | - | 150 | 919 |
| Net increase (decrease) in net assets from operations | 28 | - | 154 | 925 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 972 | 6 | 2,256 | 12,303 |
| Net increase (decrease) in assets derived from principal transactions | 972 | 6 | 2,256 | 12,303 |
| Total increase (decrease) in net assets | 1,000 | 6 | 2,410 | 13,228 |
| **Net assets at December 31, 2006** | $ 1,000 | $ 6 | $ 2,850 | $ 15,208 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Solution 2025 Portfolio - Adviser Class | ING Solution 2025 Portfolio - Service Class | ING Solution 2035 Portfolio - Adviser Class | ING Solution 2035 Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (7) | (1) | (3) |
| Total realized gain (loss) on investments and capital gains distributions | - | 1 | - | - |
| Net unrealized appreciation (depreciation) during the year | 2 | 55 | 6 | 35 |
| Net increase (decrease) in net assets from operations | 2 | 49 | 5 | 32 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 264 | 1,869 | 435 | 1,144 |
| Net increase (decrease) in assets derived from principal transactions | 264 | 1,869 | 435 | 1,144 |
| Total increase (decrease) in net assets | 266 | 1,918 | 440 | 1,176 |
| **Net assets at December 31, 2005** | 266 | 1,918 | 440 | 1,176 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (10) | (53) | (12) | (41) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 71 | 8 | 71 |
| Net unrealized appreciation (depreciation) during the year | 255 | 1,237 | 255 | 874 |
| Net increase (decrease) in net assets from operations | 252 | 1,255 | 251 | 904 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3,872 | 15,010 | 3,163 | 9,926 |
| Net increase (decrease) in assets derived from principal transactions | 3,872 | 15,010 | 3,163 | 9,926 |
| Total increase (decrease) in net assets | 4,124 | 16,265 | 3,414 | 10,830 |
| **Net assets at December 31, 2006** | $ 4,390 | $ 18,183 | $ 3,854 | $ 12,006 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2006 and 2005
### *(Dollars in thousands)*

| | ING Solution 2045 Portfolio - Adviser Class | ING Solution 2045 Portfolio - Service Class | ING Solution Income Portfolio - Adviser Class | ING Solution Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | - | (2) |
| Total realized gain (loss) on investments and capital gains distributions | - | 13 | - | - |
| Net unrealized appreciation (depreciation) during the year | 1 | 15 | - | 6 |
| Net increase (decrease) in net assets from operations | 1 | 26 | - | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 255 | 560 | 40 | 337 |
| Net increase (decrease) in assets derived from principal transactions | 255 | 560 | 40 | 337 |
| Total increase (decrease) in net assets | 256 | 586 | 40 | 341 |
| **Net assets at December 31, 2005** | 256 | 586 | 40 | 341 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (7) | (29) | (2) | (8) |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 61 | 3 | 15 |
| Net unrealized appreciation (depreciation) during the year | 155 | 525 | 37 | 82 |
| Net increase (decrease) in net assets from operations | 152 | 557 | 38 | 89 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,842 | 6,443 | 1,579 | 2,316 |
| Net increase (decrease) in assets derived from principal transactions | 1,842 | 6,443 | 1,579 | 2,316 |
| Total increase (decrease) in net assets | 1,994 | 7,000 | 1,617 | 2,405 |
| **Net assets at December 31, 2006** | $ 2,250 | $ 7,586 | $ 1,657 | $ 2,746 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
# ING LIFE INSURANCE AND ANNUITY COMPANY
## Statements of Changes in Net Assets
## For the years ended December 31, 2006 and 2005
### *(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ 9,594 | $ - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (3,119) | (30) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 10,258 | (3) | - |
| Net unrealized appreciation (depreciation) during the year | - | 58,316 | (629) | - |
| Net increase (decrease) in net assets from operations | - | 65,455 | (662) | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 363,967 | (8,702) | - |
| Net increase (decrease) in assets derived from principal transactions | - | 363,967 | (8,702) | - |
| Total increase (decrease) in net assets | - | 429,422 | (9,364) | - |
| **Net assets at December 31, 2005** | - | 429,422 | 230 | - |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (4,371) | (3) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 21,200 | 19 | - |
| Net unrealized appreciation (depreciation) during the year | 1 | 15,200 | 14 | 9 |
| Net increase (decrease) in net assets from operations | 1 | 32,029 | 30 | 9 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 38 | (64,164) | 165 | 134 |
| Net increase (decrease) in assets derived from principal transactions | 38 | (64,164) | 165 | 134 |
| Total increase (decrease) in net assets | 39 | (32,135) | 195 | 143 |
| **Net assets at December 31, 2006** | $ 39 | $ 397,287 | $ 425 | $ 143 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING Templeton Foreign Equity Portfolio - Service Class | ING Thornburg Value Portfolio - Adviser Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 291,385 | $ 219 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,518) | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 5,156 | 15 | - | - |
| Net unrealized appreciation (depreciation) during the year | 9,694 | 10 | - | - |
| Net increase (decrease) in net assets from operations | 13,332 | 25 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (22,676) | 202 | - | - |
| Net increase (decrease) in assets derived from principal transactions | (22,676) | 202 | - | - |
| Total increase (decrease) in net assets | (9,344) | 227 | - | - |
| **Net assets at December 31, 2005** | 282,041 | 446 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2,186) | (4) | 2 | - |
| Total realized gain (loss) on investments and capital gains distributions | 6,155 | 12 | 7 | - |
| Net unrealized appreciation (depreciation) during the year | 28,097 | 74 | 17 | 4 |
| Net increase (decrease) in net assets from operations | 32,066 | 82 | 26 | 4 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (32,576) | 339 | 276 | 50 |
| Net increase (decrease) in assets derived from principal transactions | (32,576) | 339 | 276 | 50 |
| Total increase (decrease) in net assets | (510) | 421 | 302 | 54 |
| **Net assets at December 31, 2006** | $ 281,531 | $ 867 | $ 302 | $ 54 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Thornburg Value Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING UBS U.S. Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 143,585 | $ 135,468 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (291) | (249) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (34,798) | (2,729) | - | - |
| Net unrealized appreciation (depreciation) during the year | 35,110 | 13,334 | - | - |
| Net increase (decrease) in net assets from operations | 21 | 10,356 | - | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (24,881) | (11,334) | - | - |
| Net increase (decrease) in assets derived from principal transactions | (24,881) | (11,334) | - | - |
| Total increase (decrease) in net assets | (24,860) | (978) | - | - |
| **Net assets at December 31, 2005** | 118,725 | 134,490 | - | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (618) | (349) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (16,117) | (977) | - | 3 |
| Net unrealized appreciation (depreciation) during the year | 33,319 | 17,951 | - | - |
| Net increase (decrease) in net assets from operations | 16,584 | 16,625 | - | 3 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (17,953) | (15,835) | 3 | 21 |
| Net increase (decrease) in assets derived from principal transactions | (17,953) | (15,835) | 3 | 21 |
| Total increase (decrease) in net assets | (1,369) | 790 | 3 | 24 |
| **Net assets at December 31, 2006** | $ 117,356 | $ 135,280 | $ 3 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Adviser Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Adviser Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $          - | $     71,730 | $          - | $          - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (401) | - | (2,185) |
| Total realized gain (loss) on investments and capital gains distributions | - | 6,507 | - | 1,167 |
| Net unrealized appreciation (depreciation) during the year | - | (3,185) | - | 29,579 |
| Net increase (decrease) in net assets from operations | - | 2,921 | - | 28,561 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 23,485 | - | 316,168 |
| Net increase (decrease) in assets derived from principal transactions | - | 23,485 | - | 316,168 |
| Total increase (decrease) in net assets | - | 26,406 | - | 344,729 |
| **Net assets at December 31, 2005** | - | 98,136 | - | 344,729 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (275) | - | 3,243 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 10,310 | - | 16,366 |
| Net unrealized appreciation (depreciation) during the year | 5 | 4,322 | 1 | 20,526 |
| Net increase (decrease) in net assets from operations | 7 | 14,357 | 1 | 40,135 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 144 | (12,252) | 20 | (6,307) |
| Net increase (decrease) in assets derived from principal transactions | 144 | (12,252) | 20 | (6,307) |
| Total increase (decrease) in net assets | 151 | 2,105 | 21 | 33,828 |
| **Net assets at December 31, 2006** | $      151 | $    100,241 | $        21 | $    378,557 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 2,372 | $ 36,460 | $ 81,653 | $ 70,666 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (15) | 403 | 111 | 333 |
| Total realized gain (loss) on investments and capital gains distributions | 105 | 637 | 5 | 235 |
| Net unrealized appreciation (depreciation) during the year | (176) | 41 | 3,794 | 2,067 |
| Net increase (decrease) in net assets from operations | (86) | 1,081 | 3,910 | 2,635 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2,273) | 1,625 | (4,378) | 382 |
| Net increase (decrease) in assets derived from principal transactions | (2,273) | 1,625 | (4,378) | 382 |
| Total increase (decrease) in net assets | (2,359) | 2,706 | (468) | 3,017 |
| **Net assets at December 31, 2005** | 13 | 39,166 | 81,185 | 73,683 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 629 | 246 | 621 |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 2,407 | 2,151 | 2,774 |
| Net unrealized appreciation (depreciation) during the year | 4 | (230) | 7,313 | 4,155 |
| Net increase (decrease) in net assets from operations | 6 | 2,806 | 9,710 | 7,550 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 71 | (2,452) | (2,303) | 1,574 |
| Net increase (decrease) in assets derived from principal transactions | 71 | (2,452) | (2,303) | 1,574 |
| Total increase (decrease) in net assets | 77 | 354 | 7,407 | 9,124 |
| **Net assets at December 31, 2006** | $ 90 | $ 39,520 | $ 88,592 | $ 82,807 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING VP Growth and Income Portfolio - Class I | ING GET U.S. Core Portfolio - Series 1 | ING GET U.S. Core Portfolio - Series 2 | ING GET U.S. Core Portfolio - Series 3 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 2,182,323 | $ 2,224 | $ 18,726 | $ 52,924 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1,888) | 17 | 215 | 280 |
| Total realized gain (loss) on investments and capital gains distributions | (249,526) | 99 | 429 | 27 |
| Net unrealized appreciation (depreciation) during the year | 382,184 | (116) | (771) | (688) |
| Net increase (decrease) in net assets from operations | 130,770 | - | (127) | (381) |
| Changes from contract transactions: | | | | |
| Total unit transactions | (337,838) | (786) | (7,431) | (15,422) |
| Net increase (decrease) in assets derived from principal transactions | (337,838) | (786) | (7,431) | (15,422) |
| Total increase (decrease) in net assets | (207,068) | (786) | (7,558) | (15,803) |
| **Net assets at December 31, 2005** | 1,975,255 | 1,438 | 11,168 | 37,121 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 788 | 15 | 161 | 382 |
| Total realized gain (loss) on investments and capital gains distributions | (131,519) | 24 | 80 | 37 |
| Net unrealized appreciation (depreciation) during the year | 368,164 | 27 | 203 | 981 |
| Net increase (decrease) in net assets from operations | 237,433 | 66 | 444 | 1,400 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (272,500) | (509) | (4,007) | (10,636) |
| Net increase (decrease) in assets derived from principal transactions | (272,500) | (509) | (4,007) | (10,636) |
| Total increase (decrease) in net assets | (35,067) | (443) | (3,563) | (9,236) |
| **Net assets at December 31, 2006** | $ 1,940,188 | $ 995 | $ 7,605 | $ 27,885 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 5 | ING GET U.S. Core Portfolio - Series 6 | ING GET U.S. Core Portfolio - Series 7 | ING GET U.S. Core Portfolio - Series 8 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 696 | $ 5,605 | $ 4,017 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (69) | (56) | (21) |
| Total realized gain (loss) on investments and capital gains distributions | 13 | 14 | 2 | 4 |
| Net unrealized appreciation (depreciation) during the year | (4) | 98 | 83 | 35 |
| Net increase (decrease) in net assets from operations | 4 | 43 | 29 | 18 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (55) | (1,032) | (107) | 1,538 |
| Net increase (decrease) in assets derived from principal transactions | (55) | (1,032) | (107) | 1,538 |
| Total increase (decrease) in net assets | (51) | (989) | (78) | 1,556 |
| **Net assets at December 31, 2005** | 645 | 4,616 | 3,939 | 1,556 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | 27 | 34 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 28 | 73 | 34 | 14 |
| Net unrealized appreciation (depreciation) during the year | 29 | 222 | 238 | 109 |
| Net increase (decrease) in net assets from operations | 59 | 322 | 306 | 125 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (19) | (1,007) | (689) | (174) |
| Net increase (decrease) in assets derived from principal transactions | (19) | (1,007) | (689) | (174) |
| Total increase (decrease) in net assets | 40 | (685) | (383) | (49) |
| **Net assets at December 31, 2006** | $ 685 | $ 3,931 | $ 3,556 | $ 1,507 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING GET U.S. Core Portfolio - Series 9 | ING GET U.S. Core Portfolio - Series 10 | ING GET U.S. Core Portfolio - Series 11 | ING VP Global Science and Technology Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ 40,737 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | - | - | (370) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 1,468 |
| Net unrealized appreciation (depreciation) during the year | 1 | - | - | 2,353 |
| Net increase (decrease) in net assets from operations | (1) | - | - | 3,451 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 221 | 107 | 80 | (3,636) |
| Net increase (decrease) in assets derived from principal transactions | 221 | 107 | 80 | (3,636) |
| Total increase (decrease) in net assets | 220 | 107 | 80 | (185) |
| **Net assets at December 31, 2005** | 220 | 107 | 80 | 40,552 |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (1) | (405) |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | - | 2,142 |
| Net unrealized appreciation (depreciation) during the year | 13 | 6 | 3 | 589 |
| Net increase (decrease) in net assets from operations | 13 | 7 | 2 | 2,326 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (65) | (38) | (35) | (5,284) |
| Net increase (decrease) in assets derived from principal transactions | (65) | (38) | (35) | (5,284) |
| Total increase (decrease) in net assets | (52) | (31) | (33) | (2,958) |
| **Net assets at December 31, 2006** | $ 168 | $ 76 | $ 47 | $ 37,594 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Growth Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class S | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | 89,883 | $ 562,520 | $ - | $ 361,470 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (234) | 1,094 | - | (2,004) |
| Total realized gain (loss) on investments and capital gains distributions | (16,707) | (21,391) | - | 31,336 |
| Net unrealized appreciation (depreciation) during the year | 22,821 | 42,006 | - | 8,200 |
| Net increase (decrease) in net assets from operations | 5,880 | 21,709 | - | 37,532 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (16,863) | (52,096) | - | 17,463 |
| Net increase (decrease) in assets derived from principal transactions | (16,863) | (52,096) | - | 17,463 |
| Total increase (decrease) in net assets | (10,983) | (30,387) | - | 54,995 |
| **Net assets at December 31, 2005** | 78,900 | 532,133 | - | 416,465 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (690) | 247 | - | (1,595) |
| Total realized gain (loss) on investments and capital gains distributions | (12,107) | (16,794) | 2 | 47,518 |
| Net unrealized appreciation (depreciation) during the year | 13,849 | 83,656 | - | (11,351) |
| Net increase (decrease) in net assets from operations | 1,052 | 67,109 | 2 | 34,572 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (12,115) | (59,790) | 5 | (29,309) |
| Net increase (decrease) in assets derived from principal transactions | (12,115) | (59,790) | 5 | (29,309) |
| Total increase (decrease) in net assets | (11,063) | 7,319 | 7 | 5,263 |
| **Net assets at December 31, 2006** | $ 67,837 | $ 539,452 | $ 7 | $ 421,728 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class S | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class S | ING VP International Equity Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 158,486 | $ - | $ 14,340 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,121) | - | (6) |
| Total realized gain (loss) on investments and capital gains distributions | - | 12,494 | - | 1,630 |
| Net unrealized appreciation (depreciation) during the year | - | (333) | - | 632 |
| Net increase (decrease) in net assets from operations | - | 11,040 | - | 2,256 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 12,720 | - | 383 |
| Net increase (decrease) in assets derived from principal transactions | - | 12,720 | - | 383 |
| Total increase (decrease) in net assets | - | 23,760 | - | 2,639 |
| **Net assets at December 31, 2005** | - | 182,246 | - | 16,979 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,106) | - | 110 |
| Total realized gain (loss) on investments and capital gains distributions | - | 20,788 | - | 1,431 |
| Net unrealized appreciation (depreciation) during the year | 1 | 3,103 | 1 | 2,490 |
| Net increase (decrease) in net assets from operations | 1 | 22,785 | 1 | 4,031 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 42 | (15,154) | 51 | 1,616 |
| Net increase (decrease) in assets derived from principal transactions | 42 | (15,154) | 51 | 1,616 |
| Total increase (decrease) in net assets | 43 | 7,631 | 52 | 5,647 |
| **Net assets at December 31, 2006** | $ 43 | $ 189,877 | $ 52 | $ 22,626 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP International Equity Portfolio - Class S | ING VP Small Company Portfolio - Class I | ING VP Small Company Portfolio - Class S | ING VP Value Opportunity Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 175,779 | $ - | $ 110,369 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,325) | - | 834 |
| Total realized gain (loss) on investments and capital gains distributions | - | 16,845 | - | (1,227) |
| Net unrealized appreciation (depreciation) during the year | - | (2,434) | - | 5,789 |
| Net increase (decrease) in net assets from operations | - | 13,086 | - | 5,396 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (30,136) | - | (17,785) |
| Net increase (decrease) in assets derived from principal transactions | - | (30,136) | - | (17,785) |
| Total increase (decrease) in net assets | - | (17,050) | - | (12,389) |
| **Net assets at December 31, 2005** | - | 158,729 | - | 97,980 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1,020) | - | 412 |
| Total realized gain (loss) on investments and capital gains distributions | - | 35,627 | - | 2,215 |
| Net unrealized appreciation (depreciation) during the year | 2 | (10,251) | - | 11,020 |
| Net increase (decrease) in net assets from operations | 2 | 24,356 | - | 13,647 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 16 | (13,998) | 11 | (14,817) |
| Net increase (decrease) in assets derived from principal transactions | 16 | (13,998) | 11 | (14,817) |
| Total increase (decrease) in net assets | 18 | 10,358 | 11 | (1,170) |
| **Net assets at December 31, 2006** | $ 18 | $ 169,087 | $ 11 | $ 96,810 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Financial Services Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP International Value Portfolio - Class S | ING VP MidCap Opportunities Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 194 | $ 58,379 | $ - | $ 5,546 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 999 | - | (57) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 8,434 | - | 266 |
| Net unrealized appreciation (depreciation) during the year | 8 | (3,085) | - | 237 |
| Net increase (decrease) in net assets from operations | 57 | 6,348 | - | 446 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 539 | 13,717 | - | (715) |
| Net increase (decrease) in assets derived from principal transactions | 539 | 13,717 | - | (715) |
| Total increase (decrease) in net assets | 596 | 20,065 | - | (269) |
| **Net assets at December 31, 2005** | 790 | 78,444 | - | 5,277 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8 | 1,502 | 1 | (67) |
| Total realized gain (loss) on investments and capital gains distributions | 154 | 10,192 | 3 | 327 |
| Net unrealized appreciation (depreciation) during the year | 159 | 13,241 | 3 | 47 |
| Net increase (decrease) in net assets from operations | 321 | 24,935 | 7 | 307 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 2,510 | 20,374 | 53 | 557 |
| Net increase (decrease) in assets derived from principal transactions | 2,510 | 20,374 | 53 | 557 |
| Total increase (decrease) in net assets | 2,831 | 45,309 | 60 | 864 |
| **Net assets at December 31, 2006** | $ 3,621 | $ 123,753 | $ 60 | $ 6,141 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class S | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class S |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $          - | $       27,225 | $       8,178 | $          - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 603 | (69) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 1,431 | 749 | - |
| Net unrealized appreciation (depreciation) during the year | - | 2,662 | (57) | - |
| Net increase (decrease) in net assets from operations | - | 4,696 | 623 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 15,272 | 530 | - |
| Net increase (decrease) in assets derived from principal transactions | - | 15,272 | 530 | - |
| Total increase (decrease) in net assets | - | 19,968 | 1,153 | - |
| **Net assets at December 31, 2005** | - | 47,193 | 9,331 | - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 876 | (90) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 4,302 | 709 | (2) |
| Net unrealized appreciation (depreciation) during the year | - | 14,669 | 413 | - |
| Net increase (decrease) in net assets from operations | - | 19,847 | 1,032 | (2) |
| Changes from contract transactions: | | | | |
| Total unit transactions | 3 | 19,666 | (172) | 12 |
| Net increase (decrease) in assets derived from principal transactions | 3 | 19,666 | (172) | 12 |
| Total increase (decrease) in net assets | 3 | 39,513 | 860 | 10 |
| **Net assets at December 31, 2006** | $          3 | $       86,706 | $      10,191 | $         10 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class S | ING VP Money Market Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 692,148 | $ 407,745 | $ - | $ 216,952 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8,354 | 11,077 | - | 500 |
| Total realized gain (loss) on investments and capital gains distributions | (19,190) | 4,825 | - | 566 |
| Net unrealized appreciation (depreciation) during the year | 30,595 | (7,637) | - | 3,319 |
| Net increase (decrease) in net assets from operations | 19,759 | 8,265 | - | 4,385 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (74,453) | (10,992) | - | (10,626) |
| Net increase (decrease) in assets derived from principal transactions | (74,453) | (10,992) | - | (10,626) |
| Total increase (decrease) in net assets | (54,694) | (2,727) | - | (6,241) |
| **Net assets at December 31, 2005** | 637,454 | 405,018 | - | 210,711 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 8,254 | 11,890 | - | 3,985 |
| Total realized gain (loss) on investments and capital gains distributions | (9,580) | (383) | - | 1,326 |
| Net unrealized appreciation (depreciation) during the year | 52,946 | 232 | - | 5,988 |
| Net increase (decrease) in net assets from operations | 51,620 | 11,739 | - | 11,299 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (100,710) | (16,611) | 12 | 140,762 |
| Net increase (decrease) in assets derived from principal transactions | (100,710) | (16,611) | 12 | 140,762 |
| Total increase (decrease) in net assets | (49,090) | (4,872) | 12 | 152,061 |
| **Net assets at December 31, 2006** | $ 588,364 | $ 400,146 | $ 12 | $ 362,772 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

|  | ING VP Natural Resources Trust | Janus Adviser Balanced Fund - Class S | Janus Aspen Series Balanced Portfolio - Institutional Shares | Janus Aspen Series Flexible Bond Portfolio - Institutional Shares |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 20,790 | $ - | $ 356,943 | $ 78,169 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (367) | - | (993) | (202) |
| Total realized gain (loss) on investments and capital gains distributions | 6,086 | - | (3,844) | (1,125) |
| Net unrealized appreciation (depreciation) during the year | 6,520 | - | (7,779) | 1,045 |
| Net increase (decrease) in net assets from operations | 12,239 | - | (12,616) | (282) |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 24,751 | 1 | (343,819) | (77,741) |
| Net increase (decrease) in assets derived from principal transactions | 24,751 | 1 | (343,819) | (77,741) |
| Total increase (decrease) in net assets | 36,990 | 1 | (356,435) | (78,023) |
| **Net assets at December 31, 2005** | 57,780 | 1 | 508 | 146 |
| **Increase (decrease) in net assets from operations** |  |  |  |  |
| Operations: |  |  |  |  |
| Net investment income (loss) | (775) | - | 4 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 13,790 | - | 25 | (5) |
| Net unrealized appreciation (depreciation) during the year | (2,424) | - | 10 | 4 |
| Net increase (decrease) in net assets from operations | 10,591 | - | 39 | 3 |
| Changes from contract transactions: |  |  |  |  |
| Total unit transactions | 4,610 | - | (153) | (35) |
| Net increase (decrease) in assets derived from principal transactions | 4,610 | - | (153) | (35) |
| Total increase (decrease) in net assets | 15,201 | - | (114) | (32) |
| **Net assets at December 31, 2006** | $ 72,981 | $ 1 | $ 394 | $ 114 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | Legg Mason Value Trust, Inc. - Primary Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 199,501 | $ 458,336 | $ 425,591 | $ - |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (554) | (1,301) | (1,202) | (8) |
| Total realized gain (loss) on investments and capital gains distributions | (95,718) | (337,444) | (188,088) | 1 |
| Net unrealized appreciation (depreciation) during the year | 83,526 | 308,520 | 175,869 | 150 |
| Net increase (decrease) in net assets from operations | (12,746) | (30,225) | (13,421) | 143 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (186,570) | (427,622) | (411,789) | 1,186 |
| Net increase (decrease) in assets derived from principal transactions | (186,570) | (427,622) | (411,789) | 1,186 |
| Total increase (decrease) in net assets | (199,316) | (457,847) | (425,210) | 1,329 |
| **Net assets at December 31, 2005** | 185 | 489 | 381 | 1,329 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (6) | 2 | (14) |
| Total realized gain (loss) on investments and capital gains distributions | 7 | 47 | 22 | 30 |
| Net unrealized appreciation (depreciation) during the year | 10 | 13 | 30 | 60 |
| Net increase (decrease) in net assets from operations | 16 | 54 | 54 | 76 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (53) | (77) | (82) | 109 |
| Net increase (decrease) in assets derived from principal transactions | (53) | (77) | (82) | 109 |
| Total increase (decrease) in net assets | (37) | (23) | (28) | 185 |
| **Net assets at December 31, 2006** | $ 148 | $ 466 | $ 353 | $ 1,514 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | LKCM Aquinas Growth Fund | Lord Abbett Affiliated Fund - Class A | Lord Abbett Mid-Cap Value Fund, Inc. - Class A | Lord Abbett Small-Cap Value Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 221 | 290 | $ 530 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | (3) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | - | 53 | 60 | 92 |
| Net unrealized appreciation (depreciation) during the year | - | (23) | (16) | 10 |
| Net increase (decrease) in net assets from operations | - | 33 | 41 | 95 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 493 | 487 | 355 |
| Net increase (decrease) in assets derived from principal transactions | - | 493 | 487 | 355 |
| Total increase (decrease) in net assets | - | 526 | 528 | 450 |
| **Net assets at December 31, 2005** | - | 747 | 818 | 980 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 2 | (5) | (13) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 80 | 120 | 207 |
| Net unrealized appreciation (depreciation) during the year | 17 | 65 | (13) | 9 |
| Net increase (decrease) in net assets from operations | 17 | 147 | 102 | 203 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 166 | 350 | 161 | 196 |
| Net increase (decrease) in assets derived from principal transactions | 166 | 350 | 161 | 196 |
| Total increase (decrease) in net assets | 183 | 497 | 263 | 399 |
| **Net assets at December 31, 2006** | $ 183 | $ 1,244 | $ 1,081 | $ 1,379 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Massachusetts Investors Growth Stock Fund - Class A | MFS® Total Return Series - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 109,667 | $ 96,241 | $ 180 | $ 74,758 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (91) | (695) | (2) | 730 |
| Total realized gain (loss) on investments and capital gains distributions | 9,137 | 10,551 | 5 | 4,372 |
| Net unrealized appreciation (depreciation) during the year | (6,161) | (152) | 14 | (3,639) |
| Net increase (decrease) in net assets from operations | 2,885 | 9,704 | 17 | 1,463 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 10,230 | 41,364 | 224 | 6,526 |
| Net increase (decrease) in assets derived from principal transactions | 10,230 | 41,364 | 224 | 6,526 |
| Total increase (decrease) in net assets | 13,115 | 51,068 | 241 | 7,989 |
| **Net assets at December 31, 2005** | 122,782 | 147,309 | 421 | 82,747 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 298 | (799) | (5) | 1,041 |
| Total realized gain (loss) on investments and capital gains distributions | 7,692 | 18,446 | 5 | 3,933 |
| Net unrealized appreciation (depreciation) during the year | 11,603 | (1,948) | 35 | 3,101 |
| Net increase (decrease) in net assets from operations | 19,593 | 15,699 | 35 | 8,075 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (160) | (6,774) | 140 | (9,802) |
| Net increase (decrease) in assets derived from principal transactions | (160) | (6,774) | 140 | (9,802) |
| Total increase (decrease) in net assets | 19,433 | 8,925 | 175 | (1,727) |
| **Net assets at December 31, 2006** | $ 142,215 | $ 156,234 | $ 596 | $ 81,020 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Moderate Allocation Portfolio | Neuberger Berman Socially Responsive Fund® - Trust Class | New Perspective Fund®, Inc. - Class R-3 | New Perspective Fund®, Inc. - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 63 | $ - | $ 204 | $ 8,638 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 3 | 159 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 31 | 1,586 |
| Net unrealized appreciation (depreciation) during the year | (63) | - | 12 | 512 |
| Net increase (decrease) in net assets from operations | (63) | - | 46 | 2,257 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | - | 236 | 11,138 |
| Net increase (decrease) in assets derived from principal transactions | - | - | 236 | 11,138 |
| Total increase (decrease) in net assets | (63) | - | 282 | 13,395 |
| **Net assets at December 31, 2005** | - | - | 486 | 22,033 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | 9 | 172 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 6 | 89 | 3,613 |
| Net unrealized appreciation (depreciation) during the year | (1) | 30 | 47 | 1,076 |
| Net increase (decrease) in net assets from operations | - | 35 | 145 | 4,861 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 25 | 484 | 573 | 1,031 |
| Net increase (decrease) in assets derived from principal transactions | 25 | 484 | 573 | 1,031 |
| Total increase (decrease) in net assets | 25 | 519 | 718 | 5,892 |
| **Net assets at December 31, 2006** | $ 25 | $ 519 | $ 1,204 | $ 27,925 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Oppenheimer Capital Appreciation Fund - Class A | Oppenheimer Developing Markets Fund - Class A | Oppenheimer Global Fund - Class A | Oppenheimer Main Street Fund® - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 217 | $ 37,377 | $ 4 | $ 13 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 573 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 2 | 7,313 | 1 | - |
| Net unrealized appreciation (depreciation) during the year | 12 | 19,198 | 2 | 1 |
| Net increase (decrease) in net assets from operations | 13 | 27,084 | 3 | 1 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 86 | 51,007 | 43 | 8 |
| Net increase (decrease) in assets derived from principal transactions | 86 | 51,007 | 43 | 8 |
| Total increase (decrease) in net assets | 99 | 78,091 | 46 | 9 |
| **Net assets at December 31, 2005** | 316 | 115,468 | 50 | 22 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (4) | 286 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 4 | 23,254 | 9 | 7 |
| Net unrealized appreciation (depreciation) during the year | 23 | 4,924 | 5 | 4 |
| Net increase (decrease) in net assets from operations | 23 | 28,464 | 14 | 11 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 75 | 19,950 | 66 | 142 |
| Net increase (decrease) in assets derived from principal transactions | 75 | 19,950 | 66 | 142 |
| Total increase (decrease) in net assets | 98 | 48,414 | 80 | 153 |
| **Net assets at December 31, 2006** | $ 414 | $ 163,882 | $ 130 | $ 175 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Oppenheimer Aggressive Growth Fund/VA | Oppenheimer Global Securities/VA | Oppenheimer Main Street Fund®/VA | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 3 | $ 410,368 | $ 43 | $ 5 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3,173 | - | (3) |
| Total realized gain (loss) on investments and capital gains distributions | - | 64,535 | 1 | 7 |
| Net unrealized appreciation (depreciation) during the year | - | (93,326) | 1 | 49 |
| Net increase (decrease) in net assets from operations | - | (25,618) | 2 | 53 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | (384,039) | (4) | 994 |
| Net increase (decrease) in assets derived from principal transactions | - | (384,039) | (4) | 994 |
| Total increase (decrease) in net assets | - | (409,657) | (2) | 1,047 |
| **Net assets at December 31, 2005** | 3 | 711 | 41 | 1,052 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (1) | (35) |
| Total realized gain (loss) on investments and capital gains distributions | - | 89 | 2 | 142 |
| Net unrealized appreciation (depreciation) during the year | - | 24 | 10 | 170 |
| Net increase (decrease) in net assets from operations | - | 112 | 11 | 277 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (2) | (58) | 71 | 3,393 |
| Net increase (decrease) in assets derived from principal transactions | (2) | (58) | 71 | 3,393 |
| Total increase (decrease) in net assets | (2) | 54 | 82 | 3,670 |
| **Net assets at December 31, 2006** | $ 1 | $ 765 | $ 123 | $ 4,722 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Oppenheimer Strategic Bond Fund/VA | Pax World Balanced Fund, Inc. | PIMCO Real Return Portfolio - Administrative Class | Pioneer Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 47,078 | $ 16,523 | $ 9,519 | $ 1 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2,121 | 267 | 326 | - |
| Total realized gain (loss) on investments and capital gains distributions | 465 | 1,661 | 271 | - |
| Net unrealized appreciation (depreciation) during the year | (3,306) | 952 | (419) | - |
| Net increase (decrease) in net assets from operations | (720) | 2,880 | 178 | - |
| Changes from contract transactions: | | | | |
| Total unit transactions | (46,204) | 34,950 | 13,146 | 24 |
| Net increase (decrease) in assets derived from principal transactions | (46,204) | 34,950 | 13,146 | 24 |
| Total increase (decrease) in net assets | (46,924) | 37,830 | 13,324 | 24 |
| **Net assets at December 31, 2005** | 154 | 54,353 | 22,843 | 25 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | 390 | 807 | - |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 5,652 | 291 | 4 |
| Net unrealized appreciation (depreciation) during the year | 1 | (109) | (1,136) | 1 |
| Net increase (decrease) in net assets from operations | 9 | 5,933 | (38) | 5 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (35) | (10,189) | 2,631 | 16 |
| Net increase (decrease) in assets derived from principal transactions | (35) | (10,189) | 2,631 | 16 |
| Total increase (decrease) in net assets | (26) | (4,256) | 2,593 | 21 |
| **Net assets at December 31, 2006** | $ 128 | $ 50,097 | $ 25,436 | $ 46 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Pioneer High Yield Fund - Class A | Pioneer Equity Income VCT Portfolio - Class I | Pioneer Fund VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 437 | $ 28,279 | $ 2,601 | $ 4,468 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 24 | 790 | 12 | 260 |
| Total realized gain (loss) on investments and capital gains distributions | 29 | 771 | 163 | 144 |
| Net unrealized appreciation (depreciation) during the year | (42) | 966 | 29 | (331) |
| Net increase (decrease) in net assets from operations | 11 | 2,527 | 204 | 73 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 294 | 39,120 | 1,743 | 2,408 |
| Net increase (decrease) in assets derived from principal transactions | 294 | 39,120 | 1,743 | 2,408 |
| Total increase (decrease) in net assets | 305 | 41,647 | 1,947 | 2,481 |
| **Net assets at December 31, 2005** | 742 | 69,926 | 4,548 | 6,949 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 53 | 1,544 | 37 | 443 |
| Total realized gain (loss) on investments and capital gains distributions | 70 | 3,202 | 165 | 30 |
| Net unrealized appreciation (depreciation) during the year | 1 | 12,848 | 802 | 280 |
| Net increase (decrease) in net assets from operations | 124 | 17,594 | 1,004 | 753 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 1,014 | 31,787 | 4,161 | 4,595 |
| Net increase (decrease) in assets derived from principal transactions | 1,014 | 31,787 | 4,161 | 4,595 |
| Total increase (decrease) in net assets | 1,138 | 49,381 | 5,165 | 5,348 |
| **Net assets at December 31, 2006** | $ 1,880 | $ 119,307 | $ 9,713 | $ 12,297 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Pioneer Mid Cap Value VCT Portfolio - Class I | T. Rowe Price Mid-Cap Value Fund - R Class | T. Rowe Price Value Fund - Advisor Class | Templeton Foreign Fund - Class A |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 49,664 | $ 619 | $ - | $ 450 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (491) | (4) | - | 5 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 6,603 | 43 | - | 48 |
| Net unrealized appreciation (depreciation) during the year | (1,467) | 4 | - | 2 |
| Net increase (decrease) in net assets from operations | 4,645 | 43 | - | 55 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 23,159 | 113 | - | 132 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 23,159 | 113 | - | 132 |
| Total increase (decrease) in net assets | 27,804 | 156 | - | 187 |
| **Net assets at December 31, 2005** | 77,468 | 775 | - | 637 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (2) | - | 10 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 20,511 | 102 | 1 | 77 |
| Net unrealized appreciation (depreciation) during the year | (11,870) | 50 | 2 | 44 |
| Net increase (decrease) in net assets from operations | 8,643 | 150 | 3 | 131 |
| Changes from contract transactions: | | | | |
| Total unit transactions | (4,805) | 85 | 27 | 108 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | (4,805) | 85 | 27 | 108 |
| Total increase (decrease) in net assets | 3,838 | 235 | 30 | 239 |
| **Net assets at December 31, 2006** | $ 81,306 | $ 1,010 | $ 30 | $ 876 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Templeton Growth Fund, Inc. - Class A | Templeton Global Bond Fund - Class A | The Growth Fund of America® - Class R-3 | The Growth Fund of America® - Class R-4 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 61 | $ 6,775 | $ 1,320 | $ 51,341 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 450 | (2) | 9 |
| Total realized gain (loss) on investments and capital gains distributions | 21 | 9 | 47 | 1,791 |
| Net unrealized appreciation (depreciation) during the year | - | (921) | 323 | 14,129 |
| Net increase (decrease) in net assets from operations | 25 | (462) | 368 | 15,929 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 285 | 9,028 | 2,206 | 77,860 |
| Net increase (decrease) in assets derived from principal transactions | 285 | 9,028 | 2,206 | 77,860 |
| Total increase (decrease) in net assets | 310 | 8,566 | 2,574 | 93,789 |
| **Net assets at December 31, 2005** | 371 | 15,341 | 3,894 | 145,130 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 6 | 1,080 | 1 | (97) |
| Total realized gain (loss) on investments and capital gains distributions | 48 | 7 | 272 | 12,415 |
| Net unrealized appreciation (depreciation) during the year | 53 | 1,476 | 277 | 5,132 |
| Net increase (decrease) in net assets from operations | 107 | 2,563 | 550 | 17,450 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 215 | 15,150 | 3,369 | 34,004 |
| Net increase (decrease) in assets derived from principal transactions | 215 | 15,150 | 3,369 | 34,004 |
| Total increase (decrease) in net assets | 322 | 17,713 | 3,919 | 51,454 |
| **Net assets at December 31, 2006** | $ 693 | $ 33,054 | $ 7,813 | $ 196,584 |

*The accompanying notes are an integral part of these financial statements.*

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | The Income Fund of America® - Class R-3 | UBS U.S. Small Cap Growth Fund - Class A | Diversified Value Portfolio | Equity Income Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 110 | $ 48 | $ - | $ 208 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 5 | - | - | 3 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 10 | 3 | - | 13 |
| Net unrealized appreciation (depreciation) during the year | (9) | 1 | 2 | (8) |
| Net increase (decrease) in net assets from operations | 6 | 4 | 2 | 8 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 179 | 21 | 61 | 24 |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 179 | 21 | 61 | 24 |
| Total increase (decrease) in net assets | 185 | 25 | 63 | 32 |
| **Net assets at December 31, 2005** | 295 | 73 | 63 | 240 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | (2) | - | 3 |
| Total realized gain (loss) on investments and capital gains | | | | |
| distributions | 32 | 12 | 1 | 15 |
| Net unrealized appreciation (depreciation) during the year | 68 | 2 | 11 | 19 |
| Net increase (decrease) in net assets from operations | 116 | 12 | 12 | 37 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 621 | 180 | 25 | (42) |
| Net increase (decrease) in assets derived from | | | | |
| principal transactions | 621 | 180 | 25 | (42) |
| Total increase (decrease) in net assets | 737 | 192 | 37 | (5) |
| **Net assets at December 31, 2006** | $ 1,032 | $ 265 | $ 100 | $ 235 |

*The accompanying notes are an integral part of these financial statements.*

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Small Company Growth Portfolio | Wanger Select | Wanger U.S. Smaller Companies | Washington Mutual Investors Fund[SM], Inc. - Class R-3 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 2,227 | $ 2,155 | $ 1,232 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (46) | (54) | 16 |
| Total realized gain (loss) on investments and capital gains distributions | - | 203 | 52 | 37 |
| Net unrealized appreciation (depreciation) during the year | - | 428 | 627 | (2) |
| Net increase (decrease) in net assets from operations | - | 585 | 625 | 51 |
| Changes from contract transactions: | | | | |
| Total unit transactions | - | 4,173 | 6,477 | 894 |
| Net increase (decrease) in assets derived from principal transactions | - | 4,173 | 6,477 | 894 |
| Total increase (decrease) in net assets | - | 4,758 | 7,102 | 945 |
| **Net assets at December 31, 2005** | - | 6,985 | 9,257 | 2,177 |
| | | | | |
| **Increase (decrease) in net assets from operations** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (114) | (121) | 27 |
| Total realized gain (loss) on investments and capital gains distributions | - | 406 | 761 | 105 |
| Net unrealized appreciation (depreciation) during the year | - | 2,627 | 209 | 334 |
| Net increase (decrease) in net assets from operations | - | 2,919 | 849 | 466 |
| Changes from contract transactions: | | | | |
| Total unit transactions | 18 | 16,148 | 7,005 | 1,215 |
| Net increase (decrease) in assets derived from principal transactions | 18 | 16,148 | 7,005 | 1,215 |
| Total increase (decrease) in net assets | 18 | 19,067 | 7,854 | 1,681 |
| **Net assets at December 31, 2006** | $ 18 | $ 26,052 | $ 17,111 | $ 3,858 |

*The accompanying notes are an integral part of these financial statements.*

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4 | Wells Fargo Advantage Small Cap Value Fund - Class A |
|---|---|---|
| **Net assets at January 1, 2005** | $ 35,859 | $ - |
| | | |
| **Increase (decrease) in net assets from operations** | | |
| Operations: | | |
| Net investment income (loss) | 518 | - |
| Total realized gain (loss) on investments and capital gains distributions | 982 | - |
| Net unrealized appreciation (depreciation) during the year | 248 | - |
| Net increase (decrease) in net assets from operations | 1,748 | - |
| Changes from contract transactions: | | |
| Total unit transactions | 28,664 | - |
| Net increase (decrease) in assets derived from principal transactions | 28,664 | - |
| Total increase (decrease) in net assets | 30,412 | - |
| **Net assets at December 31, 2005** | 66,271 | - |
| | | |
| **Increase (decrease) in net assets from operations** | | |
| Operations: | | |
| Net investment income (loss) | 689 | - |
| Total realized gain (loss) on investments and capital gains distributions | 2,651 | 2 |
| Net unrealized appreciation (depreciation) during the year | 8,652 | (1) |
| Net increase (decrease) in net assets from operations | 11,992 | 1 |
| Changes from contract transactions: | | |
| Total unit transactions | 9,893 | 20 |
| Net increase (decrease) in assets derived from principal transactions | 9,893 | 20 |
| Total increase (decrease) in net assets | 21,885 | 21 |
| **Net assets at December 31, 2006** | $ 88,156 | $ 21 |

*The accompanying notes are an integral part of these financial statements.*

## 1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.  ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.  ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners.  The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC.  The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2006, the Account had 239 investment divisions (the "Divisions"), 85 of which invest in independently managed mutual funds and 154 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or Directed Services, LLC.  The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts").  Investment Divisions with asset balances at December 31, 2006 and related Trusts are as follows:

AIM Growth Series:
    AIM Mid Cap Core Equity Fund - Class A
    AIM Small Cap Growth Fund - Class A
AIM Investment Funds:
    AIM Global Health Care Fund - Investor Class*
AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
AllianceBernstein Growth and Income Fund, Inc.:
    AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
    AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
    Allianz NFJ Small-Cap Value - Class A
American Balanced Fund®, Inc.:
    American Balanced Fund® - Class R-3

American Century Quantitative Equity Funds, Inc.:
    American Century Income & Growth Fund - Advisor Class
Ariel Investment Trust:
    Ariel Appreciation Fund
    Ariel Fund
Baron Investment Funds Trust:
    Baron Asset Fund
    Baron Growth Fund
Calvert Variable Series, Inc.:
    Calvert Social Balanced Portfolio
Capital One Funds:
    Capital One Mid Cap Equity Fund - Class A*
DWS Institutional Funds:
    DWS Equity 500 Index Fund - Class S
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3
    EuroPacific Growth Fund® - Class R-4
Evergreen Equity Trust:
    Evergreen Special Values Fund - Class A

Fidelity® Advisor Series I:
  Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class**
Franklin Mutual Series Fund, Inc.:
  Mutual Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Equity Trust:
  ING Financial Services Fund - Class A
  ING Real Estate Fund - Class A
ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING GET Fund:
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class*
  ING BlackRock Large Cap Growth Portfolio - Service Class**
  ING Evergreen Health Sciences Portfolio - Service Class*
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class**
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class**
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class*
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class*
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class*
  ING JPMorgan Value Opportunities Portfolio - Institutional Class**
  ING JPMorgan Value Opportunities Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Partners All Cap Portfolio - Service Class**
  ING Legg Mason Value Portfolio - Service Class*

ING Investors Trust (continued):
  ING Lord Abbett Affiliated Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Service Class*
  ING Marsico International Opportunities Portfolio - Service Class*
  ING MFS Total Return Portfolio - Adviser Class**
  ING MFS Total Return Portfolio - Institutional Class**
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class*
  ING Oppenheimer Main Street Portfolio® - Service Class*
  ING PIMCO High Yield Portfolio - Institutional Class**
  ING PIMCO High Yield Portfolio - Service Class*
  ING Pioneer Fund Portfolio - Institutional Class**
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid Cap Value Portfolio - Institutional Class**
  ING Pioneer Mid Cap Value Portfolio - Service Class**
  ING Stock Index Portfolio - Institutional Class*
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class*
  ING T. Rowe Price Equity Income Portfolio - Adviser Class**
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class**
  ING Templeton Global Growth Portfolio - Service Class**
  ING Van Kampen Equity Growth Portfolio - Service Class**
  ING Van Kampen Growth and Income Portfolio - Service Class*
  ING Van Kampen Real Estate Portfolio - Institutional Class**
  ING Van Kampen Real Estate Portfolio - Service Class**
  ING VP Index Plus International Equity Portfolio - Service Class**
  ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class**
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class**
ING Mutual Funds:
  ING International Fund - Class Q*
  ING International SmallCap Fund - Class A*
ING Partners, Inc.:
  ING American Century Large Company Value Portfolio - Adviser Class**
  ING American Century Large Company Value Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class*
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class**

ING Partners, Inc. (continued):
ING American Century Small-Mid Cap Value Portfolio - Service Class
ING Baron Asset Portfolio - Service Class**
ING Baron Small Cap Growth Portfolio - Adviser Class**
ING Baron Small Cap Growth Portfolio - Service Class
ING Columbia Small Cap Value II Portfolio - Service Class**
ING Davis Venture Value Portfolio - Service Class
ING Fidelity® VIP Mid Cap Portfolio - Service Class**
ING Fundamental Research Portfolio - Adviser Class**
ING Fundamental Research Portfolio - Service Class
ING Goldman Sachs® Capital Growth Portfolio - Service Class
ING Goldman Sachs® Structured Equity Portfolio - Adviser Class**
ING JPMorgan International Portfolio - Adviser Class**
ING JPMorgan International Portfolio - Initial Class
ING JPMorgan International Portfolio - Service Class*
ING JPMorgan Mid Cap Value Portfolio - Adviser Class**
ING JPMorgan Mid Cap Value Portfolio - Service Class
ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class**
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class**
ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class*
ING Neuberger Berman Partners Portfolio - Service Class**
ING Neuberger Berman Regency Portfolio - Service Class**
ING OpCap Balanced Value Portfolio - Service Class
ING Oppenheimer Global Portfolio - Adviser Class**
ING Oppenheimer Global Portfolio - Initial Class*
ING Oppenheimer Global Portfolio - Service Class
ING Oppenheimer Strategic Income Portfolio - Adviser Class**
ING Oppenheimer Strategic Income Portfolio - Initial Class*
ING PIMCO Total Return Portfolio - Adviser Class**
ING PIMCO Total Return Portfolio - Service Class
ING Pioneer High Yield Portfolio - Initial Class**
ING Pioneer High Yield Portfolio - Service Class**
ING Solution 2015 Portfolio - Adviser Class*
ING Solution 2015 Portfolio - Service Class*
ING Solution 2025 Portfolio - Adviser Class*
ING Solution 2025 Portfolio - Service Class*
ING Solution 2035 Portfolio - Adviser Class*
ING Solution 2035 Portfolio - Service Class*
ING Solution 2045 Portfolio - Adviser Class*

ING Partners, Inc. (continued):
ING Solution 2045 Portfolio - Service Class*
ING Solution Income Portfolio - Adviser Class*
ING Solution Income Portfolio - Service Class*
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class**
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class*
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
ING T. Rowe Price Growth Equity Portfolio - Adviser Class**
ING T. Rowe Price Growth Equity Portfolio - Initial Class
ING T. Rowe Price Growth Equity Portfolio - Service Class
ING Templeton Foreign Equity Portfolio - Service Class**
ING Thornburg Value Portfolio - Adviser Class**
ING Thornburg Value Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class
ING UBS U.S. Large Cap Equity Portfolio - Service Class**
ING UBS U.S. Small Cap Growth Portfolio - Service Class**
ING Van Kampen Comstock Portfolio - Adviser Class**
ING Van Kampen Comstock Portfolio - Service Class
ING Van Kampen Equity and Income Portfolio - Adviser Class**
ING Van Kampen Equity and Income Portfolio - Initial Class*
ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Conservative Portfolio - Class I
ING VP Strategic Allocation Growth Portfolio - Class I
ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
ING GET U.S. Core Portfolio - Series 1
ING GET U.S. Core Portfolio - Series 2
ING GET U.S. Core Portfolio - Series 3
ING GET U.S. Core Portfolio - Series 5
ING GET U.S. Core Portfolio - Series 6
ING GET U.S. Core Portfolio - Series 7
ING GET U.S. Core Portfolio - Series 8*
ING GET U.S. Core Portfolio - Series 9*
ING GET U.S. Core Portfolio - Series 10*
ING GET U.S. Core Portfolio - Series 11*
ING Variable Portfolios, Inc.:
ING VP Global Science and Technology Portfolio - Class I
ING VP Growth Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class S**
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class S**
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class S**
    ING VP International Equity Portfolio - Class I
    ING VP International Equity Portfolio - Class S**
    ING VP Small Company Portfolio - Class I
    ING VP Small Company Portfolio - Class S**
    ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I
    ING VP International Value Portfolio - Class I
    ING VP International Value Portfolio - Class S**
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S**
    ING VP Real Estate Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S**
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
    ING VP Intermediate Bond Portfolio - Class S**
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
    ING VP Natural Resources Trust
Janus Adviser Series:
    Janus Adviser Balanced Fund - Class S
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio -
      Institutional Shares
Legg Mason Value Trust, Inc.:
    Legg Mason Value Trust, Inc. - Primary Class*
LKCM Funds:
    LKCM Aquinas Growth Fund**
Lord Abbett Affiliated Fund, Inc.:
    Lord Abbett Affiliated Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A

Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Growth and Income Portfolio
      - Class VC
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust℠:
    MFS® Total Return Series - Initial Class
Moderate Allocation Portfolio:
    Moderate Allocation Portfolio
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® - Trust
      Class**
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund:
    Oppenheimer Global Fund - Class A
Oppenheimer Main Street Funds®, Inc.:
    Oppenheimer Main Street Fund® - Class A
Oppenheimer Variable Account Funds:
    Oppenheimer Aggressive Growth Fund/VA
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.:
    Pax World Balanced Fund, Inc.
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Fund:
    Pioneer Fund - Class A
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer Fund VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class**
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc.:
    Templeton Growth Fund, Inc. - Class A

Templeton Income Trust:
   Templeton Global Bond Fund - Class A
The Growth Fund of America®, Inc.:
   The Growth Fund of America® - Class R-3
   The Growth Fund of America® - Class R-4
The Income Fund of America®, Inc.:
   The Income Fund of America® - Class R-3
UBS Funds:
   UBS U.S. Small Cap Growth Fund - Class A
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio*
   Equity Income Portfolio
   Small Company Growth Portfolio*

Wanger Advisors Trust:
   Wanger Select
   Wanger U.S. Smaller Companies
Washington Mutual Investors Fund<sup>SM</sup>, Inc.:
   Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3
   Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund -
    Class A**

\*   Division added in 2005
\*\* Division added in 2006

The names of certain Divisions were changed during 2006.  The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
| --- | --- |
| Capital One Funds: | Hibernia Funds: |
|   Capital One Mid Cap Equity Fund - Class A |   Hibernia Mid Cap Equity Fund - Class A |
| DWS Institutional Funds: | Scudder Equity 500 Index Fund: |
|   DWS Equity 500 Index Fund - Class S |   Scudder Equity 500 Index Fund - Investment Class |
| ING Investors Trust: | ING Investors Trust: |
|   ING JPMorgan Small Cap Core Equity Portfolio - Service Class |   ING JPMorgan Small Cap Equity Portfolio - Service Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
|   ING American Century Small-Mid Cap Value Portfolio - Service Class |   ING American Century Small Cap Value Portfolio - Service Class |
|   ING JPMorgan International Portfolio - Initial Class |   ING JPMorgan Fleming International Portfolio - Initial Class |
|   ING JPMorgan International Portfolio - Service Class |   ING JPMorgan Fleming International Portfolio - Service Class |
|   ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |   ING Salomon Brothers Aggressive Growth Portfolio - Initial Class |
|   ING Legg Mason Partners Aggressive Growth Portfolio - Service Class |   ING Salomon Brothers Aggressive Growth Portfolio - Service Class |
|   ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class |   ING Salomon Brothers Large Cap Growth Portfolio - Initial Class |
|   ING Thornburg Value Portfolio - Initial Class |   ING MFS Capital Opportunities Portfolio - Initial Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
|   ING VP Strategic Allocation Conservative Portfolio - Class I |   ING VP Strategic Allocation Income Portfolio - Class I |
|   ING VP Strategic Allocation Moderate Portfolio - Class I |   ING VP Strategic Allocation Balanced Portfolio - Class I |

During 2006, the following Divisions were closed to contractowners:

AIM Variable Insurance Funds:
   AIM V.I. Growth Fund - Series I Shares
   AIM V.I. Premier Equity Fund - Series I Shares

ING GET Fund:
   ING GET Fund - Series L

The following Divisions were offered during 2006, but had no investments as of December 31, 2006:

Aggressive Allocation Portfolio:
  Aggressive Allocation Portfolio
AIM Equity Funds:
  AIM Charter Fund - Class A
  AIM Constellation Fund - Class A
AIM Investment Securities Fund:
  AIM Income Fund - Class A
AIM Stock Funds:
  AIM Dynamics Fund - Investor Class
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-4
American Century Mutual Funds:
  American Century Ultra® Fund - Advisor Class
Calvert World Values Fund, Inc.:
  Calvert Capital Accumulation Fund - Class A
Citizens Funds®:
  Citizens Core Growth Fund - Administrative Shares
  Citizens Emerging Growth Fund - Administrative Shares
  Citizens Global Equity Fund - Administrative Shares
Conservative Allocation Portfolio:
  Conservative Allocation Portfolio
Fidelity® Advisor Series I:
  Fidelity® Advisor Balanced Fund - Class T
  Fidelity® Advisor Equity Growth Fund - Class T
  Fidelity® Advisor Equity Income Fund - Class T
  Fidelity® Advisor Growth Opportunities Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class 2
  Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class 2
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
  Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
  Goldman Sachs Capital Growth Fund - Class A
  Goldman Sachs Concentrated International Equity
    Fund - Class A
ING Equity Trust:
  ING LargeCap Growth Fund - Class A
  ING SmallCap Opportunities Fund - Class A
ING Investors Trust:
  ING Evergreen Omega Portfolio - Institutional Class
  ING Evergreen Omega Portfolio - Service Class
  ING FMR$^{SM}$ Equity Income Portfolio - Institutional
    Class
  ING FMR$^{SM}$ Equity Income Portfolio - Service Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class

ING Investors Trust (continued):
  ING Pioneer Equity Income
    Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
ING Mayflower Trust:
  ING International Value Fund - Class A
ING Mutual Funds:
  ING Global Value Choice Fund - Class A
ING Partners, Inc.:
  ING American Century Select Portfolio - Adviser Class
  ING Davis Venture Value Portfolio - Adviser Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Adviser Class
  ING Oppenheimer Strategic Income
    Portfolio - Service Class
  ING Thornburg Value Portfolio - Service Class
  ING UBS U.S. Large Cap Equity
    Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Initial Class
ING Series Fund, Inc.:
  ING Aeltus Money Market Fund - Class A
  ING Balanced Fund - Class A
  ING Global Science and Technology Fund - Class A
  ING Growth and Income Fund - Class A
  ING Growth Fund - Class A
  ING Index Plus LargeCap Fund - Class A
  ING Index Plus MidCap Fund - Class A
  ING Index Plus SmallCap Fund - Class A
  ING International Growth Fund - Class A
  ING Small Company Fund - Class A
  ING Strategic Allocation Conservative Fund - Class A
  ING Strategic Allocation Growth Fund - Class A
  ING Strategic Allocation Moderate Fund - Class A
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class S
  ING VP Growth Portfolio - Class S
  ING VP Value Opportunity Portfolio - Class S
Janus Adviser Series:
  Janus Adviser Flexible Bond Fund - Class S
  Janus Adviser Forty Fund - Class S
  Janus Adviser Large Cap Growth Fund - Class S
  Janus Adviser Mid Cap Growth Fund - Class S
  Janus Adviser Worldwide Fund - Class S
Lazard Funds, Inc.:
  Lazard Emerging Markets Portfolio - Open Shares
  Lazard International Equity Portfolio - Open Shares
  Lazard Small Cap Portfolio - Open Shares
Legg Mason Special Investment Trust, Inc.:
  Legg Mason Special Investment
    Trust, Inc. - Primary Class
MFS® Series Trust II:
  MFS® Emerging Growth Fund - Class A

MFS® Series Trust V:
  MFS® Research Fund - Class A
  MFS® Total Return Fund - Class A
MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
MFS® Series Trust VII:
  MFS® Capital Opportunities Fund - Class A
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A

Pioneer Growth Shares:
  Pioneer Growth Shares - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Jennison Equity Opportunity Fund - Class A
  Jennison Growth Fund - Class A
T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology
   Fund - Advisor Class
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares

## 2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

**3.    Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Other Contract Charges*

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

**4.     Related Party Transactions**

During the year ended December 31, 2006, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING GET Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING VP Natural Resources Trust. The annual fee rate ranged from 0.17% to 1.00% of the average net assets of each respective Fund or Fund of the Trust.

In addition, management fees were paid to ILIAC in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.00% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were also paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. The functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

5.    **Fund of Funds**

The Account had one Lifestyle Fund, "Moderate Allocation Portfolio" at December 31, 2006 which invested in other Divisions of the Account ("Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account. The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2006, was as follows:

| Underlying Fund | Moderate Allocation Portfolio |
|---|---|
| Baron Growth Fund | 10% |
| ING Index Plus MidCap Fund - Class R | 10% |
| ING Intermediate Bond Fund - Class I | 15% |
| Oppenheimer International Small Company Fund - Class A | 5% |
| Lord Abbett Affiliated Fund - Class A | 10% |
| The Growth Fund of America® - Class A | 15% |
| Vanguard® Institutional Index Fund - Institutional Shares | 10% |
| Fixed interest divisions | 25% |
| | 100% |

## 6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| AIM Growth Series: | | | | |
| AIM Mid Cap Core Equity Fund - Class A | $ 128 | $ 61 | $ 73 | $ 81 |
| AIM Small Cap Growth Fund - Class A | 10 | 1 | 10 | 2 |
| AIM Investment Funds: | | | | |
| AIM Global Health Care Fund - Investor Class | 98 | 44 | 67 | 1 |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 18,631 | 5,970 | 1,852 | 4,568 |
| AIM V.I. Core Equity Fund - Series I Shares | 18,767 | 6,951 | 1,610 | 9,287 |
| AIM V.I. Growth Fund - Series I Shares | 606 | 18,422 | 1,413 | 3,513 |
| AIM V.I. Premier Equity Fund - Series I Shares | 406 | 18,128 | 944 | 4,403 |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 41 | 24 | 19 | 1 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 347 | 95 | 213 | 10 |
| Allianz Funds: | | | | |
| Allianz NFJ Small-Cap Value - Class A | 137 | 88 | 367 | 15 |
| American Balanced Fund®, Inc.: | | | | |
| American Balanced Fund® - Class R-3 | 1,403 | 314 | 2,545 | 136 |
| American Century Quantitative Equity Funds, Inc.: | | | | |
| American Century Income & Growth Fund - Advisor Class | 1,240 | 1,414 | 2,172 | 886 |
| Ariel Investment Trust: | | | | |
| Ariel Appreciation Fund | 260 | 45 | 227 | 19 |
| Ariel Fund | 262 | 160 | 449 | 35 |
| Baron Investment Funds Trust: | | | | |
| Baron Asset Fund | 617 | 18 | 268 | 16 |
| Baron Growth Fund | 433 | 142 | 769 | 132 |
| Calvert Variable Series, Inc.: | | | | |
| Calvert Social Balanced Portfolio | 6,465 | 10,538 | 8,974 | 10,949 |
| Capital One Funds: | | | | |
| Capital One Mid Cap Equity Fund - Class A | 29 | 59 | 7,118 | 7,096 |
| DWS Institutional Funds: | | | | |
| DWS Equity 500 Index Fund - Class S | 96 | 13 | 66 | 2 |
| EuroPacific Growth Fund®: | | | | |
| EuroPacific Growth Fund® - Class R-3 | 2,431 | 75 | 584 | 36 |
| EuroPacific Growth Fund® - Class R-4 | 73,052 | 3,700 | 42,048 | 2,379 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| Evergreen Equity Trust: | | | | |
| Evergreen Special Values Fund - Class A | $ 35,425 | $ 5,833 | $ 33,472 | $ 3,597 |
| Fidelity® Advisor Series I: | | | | |
| Fidelity® Advisor Mid Cap Fund - Class T | 190 | 104 | 205 | 18 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 89,086 | 47,996 | 39,164 | 44,472 |
| Fidelity® VIP Growth Portfolio - Initial Class | 3,908 | 56,887 | 7,925 | 71,418 |
| Fidelity® VIP High Income Portfolio - Initial Class | 3,671 | 2,082 | 10,475 | 9,011 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 12,798 | 13,431 | 18,623 | 21,649 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 1,485 | 2,553 | 1,284 | 3,160 |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 226,110 | 73,367 | 150,739 | 23,125 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 6,961 | 10,487 | 8,157 | 11,676 |
| Fidelity® Variable Insurance Products III: | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 6,104 | 839 | - | - |
| Franklin Mutual Series Fund, Inc.: | | | | |
| Mutual Discovery Fund - Class R | 693 | 62 | 474 | 14 |
| Franklin Strategic Series: | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 269 | 21 | 264 | 38 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 20,308 | 12,869 | 26,772 | 9,218 |
| ING Equity Trust: | | | | |
| ING Financial Services Fund - Class A | 30 | 1 | 42 | - |
| ING Real Estate Fund - Class A | 1,262 | 160 | 784 | 123 |
| ING Funds Trust: | | | | |
| ING GNMA Income Fund - Class A | 476 | 206 | 414 | 93 |
| ING Intermediate Bond Fund - Class A | 875 | 63 | 415 | 111 |
| ING GET Fund: | | | | |
| ING GET Fund - Series L | 28 | 634 | 24 | 82 |
| ING GET Fund - Series Q | 183 | 520 | 202 | 759 |
| ING GET Fund - Series S | 564 | 5,177 | 1,405 | 10,017 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 5,556 | 2,545 | 1,427 | 319 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | - | - | - | - |
| ING Evergreen Health Sciences Portfolio - Service Class | 3,567 | 989 | 1,596 | 163 |
| ING FMR℠ Diversified Mid Cap Portfolio - Service Class | 11,939 | 1,962 | 7,206 | 2,811 |
| ING FMR℠ Large Cap Growth Portfolio - Institutional Class | 243 | 89 | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 53 | 2 | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 17,562 | 10,679 | 17,464 | 1,993 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 19,754 | 8,759 | 8,314 | 2,167 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 2,543 | 1,240 | 335 | 54 |

| | **Year ended December 31** | | | |
| | **2006** | | **2005** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | $ 25 | $ - | $ - | $ - |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 856 | 69 | - | - |
| ING Julius Baer Foreign Portfolio - Service Class | 19,491 | 2,659 | 11,130 | 4,039 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 34 | - | - | - |
| ING Legg Mason Value Portfolio - Service Class | 2,425 | 942 | 1,653 | 13 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 1,313 | 303 | - | - |
| ING Marsico Growth Portfolio - Service Class | 1,862 | 416 | 1,172 | 55 |
| ING Marsico International Opportunities Portfolio - Service Class | 7,360 | 2,369 | 1,703 | 473 |
| ING MFS Total Return Portfolio - Adviser Class | 57 | 14 | - | - |
| ING MFS Total Return Portfolio - Institutional Class | 259 | 4 | - | - |
| ING MFS Total Return Portfolio - Service Class | 5,371 | 11,701 | 17,371 | 4,100 |
| ING MFS Utilities Portfolio - Service Class | 11,498 | 1,286 | 1,501 | 302 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 724 | 178 | 208 | 2 |
| ING PIMCO High Yield Portfolio - Institutional Class | 413 | 168 | - | - |
| ING PIMCO High Yield Portfolio - Service Class | 4,657 | 1,059 | 4,307 | 2,885 |
| ING Pioneer Fund Portfolio - Institutional Class | 2,630 | 194 | - | - |
| ING Pioneer Fund Portfolio - Service Class | 31 | 8 | - | - |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 812 | 63 | - | - |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 6 | - | - | - |
| ING Stock Index Portfolio - Institutional Class | 8,001 | 32,938 | 24,638 | 1,885 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 65,840 | 1,911 | 18,748 | 14 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 205 | 3 | - | - |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 28,239 | 3,965 | 26,141 | 1,792 |
| ING Templeton Global Growth Portfolio - Institutional Class | - | - | - | - |
| ING Templeton Global Growth Portfolio - Service Class | 1,363 | 38 | - | - |
| ING Van Kampen Equity Growth Portfolio - Service Class | 14 | - | - | - |
| ING Van Kampen Growth and Income Portfolio - Service Class | 7,836 | 1,215 | 8,256 | - |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 719 | 14 | - | - |
| ING Van Kampen Real Estate Portfolio - Service Class | 16,247 | 531 | - | - |
| ING VP Index Plus International Equity Portfolio - Service Class | 2,848 | 416 | - | - |
| ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | 736 | 21 | - | - |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 1,828 | 725 | - | - |
| ING Mutual Funds: | | | | |
| ING International Fund - Class Q | 4 | - | 2 | - |
| ING International SmallCap Fund - Class A | 509 | 71 | 284 | 50 |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 10 | 2 | - | - |
| ING American Century Large Company Value Portfolio - Service Class | 1,494 | 1,200 | 616 | 1,961 |
| ING American Century Select Portfolio - Initial Class | 8,186 | 29,749 | 172,434 | 27,207 |
| ING American Century Select Portfolio - Service Class | 1 | 20 | 241 | 2,162 |

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | $      20 | $         - | $         - | $         - |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 3,488 | 5,848 | 9,722 | 2,504 |
| ING Baron Asset Portfolio - Service Class | 297 | 5 | - | - |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 85 | 23 | - | - |
| ING Baron Small Cap Growth Portfolio - Service Class | 14,009 | 12,902 | 26,656 | 10,987 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 50 | 14 | - | - |
| ING Davis Venture Value Portfolio - Service Class | 2,738 | 1,120 | 743 | 3,997 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 107 | - | - | - |
| ING Fundamental Research Portfolio - Adviser Class | 6 | 1 | - | - |
| ING Fundamental Research Portfolio - Service Class | 255 | 426 | 473 | 541 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 618 | 630 | 775 | 308 |
| ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | 6 | 4 | - | - |
| ING JPMorgan International Portfolio - Adviser Class | 22 | 3 | - | - |
| ING JPMorgan International Portfolio - Initial Class | 9,658 | 27,598 | 24,688 | 35,386 |
| ING JPMorgan International Portfolio - Service Class | 34 | 25 | 3 | - |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 100 | 15 | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 6,762 | 2,553 | 15,265 | 5,322 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 21 | 4 | - | - |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 4,062 | 34,947 | 8,281 | 44,354 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 41 | - | 17 | 1 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | 34 | 2 | - | - |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 831 | 1,166 | 4,730 | 803 |
| ING Neuberger Berman Partners Portfolio - Service Class | 301 | 77 | - | - |
| ING Neuberger Berman Regency Portfolio - Service Class | 1 | - | - | - |
| ING OpCap Balanced Value Portfolio - Service Class | 768 | 5,092 | 1,335 | 5,590 |
| ING Oppenheimer Global Portfolio - Adviser Class | 107 | 17 | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 21,163 | 131,361 | 815,706 | 67,337 |
| ING Oppenheimer Global Portfolio - Service Class | 162 | 21 | 1,670 | 3,745 |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 122 | - | - | - |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 9,548 | 21,735 | 134,851 | 18,339 |
| ING PIMCO Total Return Portfolio - Adviser Class | 268 | 3 | - | - |
| ING PIMCO Total Return Portfolio - Service Class | 14,033 | 7,407 | 29,037 | 17,327 |
| ING Pioneer High Yield Portfolio - Initial Class | 1,018 | 33 | - | - |
| ING Pioneer High Yield Portfolio - Service Class | 6 | - | - | - |
| ING Solution 2015 Portfolio - Adviser Class | 2,380 | 131 | 452 | 15 |
| ING Solution 2015 Portfolio - Service Class | 13,254 | 993 | 2,058 | 129 |
| ING Solution 2025 Portfolio - Adviser Class | 3,932 | 66 | 264 | - |

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING Solution 2025 Portfolio - Service Class | $ 15,507 | $ 532 | $ 1,880 | $ 18 |
| ING Solution 2035 Portfolio - Adviser Class | 3,221 | 67 | 435 | 2 |
| ING Solution 2035 Portfolio - Service Class | 10,551 | 657 | 1,150 | 9 |
| ING Solution 2045 Portfolio - Adviser Class | 1,855 | 19 | 255 | - |
| ING Solution 2045 Portfolio - Service Class | 7,899 | 1,479 | 923 | 366 |
| ING Solution Income Portfolio - Adviser Class | 1,627 | 50 | 43 | 3 |
| ING Solution Income Portfolio - Service Class | 3,331 | 1,022 | 339 | 4 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 38 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 13,796 | 73,265 | 414,839 | 46,638 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 265 | 94 | 958 | 9,688 |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 136 | 3 | - | - |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 8,093 | 42,388 | 14,955 | 39,142 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 403 | 68 | 327 | 125 |
| ING Templeton Foreign Equity Portfolio - Service Class | 560 | 282 | - | - |
| ING Thornburg Value Portfolio - Adviser Class | 50 | - | - | - |
| ING Thornburg Value Portfolio - Initial Class | 2,927 | 21,494 | 6,758 | 31,928 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 4,725 | 20,904 | 8,289 | 19,867 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 3 | - | - | - |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 137 | 116 | - | - |
| ING Van Kampen Comstock Portfolio - Adviser Class | 148 | 2 | - | - |
| ING Van Kampen Comstock Portfolio - Service Class | 17,148 | 24,662 | 36,332 | 9,633 |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 21 | - | - | - |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 42,121 | 32,779 | 336,044 | 21,761 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 113 | 40 | 4,026 | 6,314 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 8,667 | 9,237 | 15,080 | 13,050 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 9,806 | 10,755 | 8,215 | 12,480 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 16,458 | 12,596 | 12,839 | 12,121 |
| ING Variable Funds: | | | | |
| ING VP Growth and Income Portfolio - Class I | 26,490 | 298,142 | 26,103 | 365,769 |
| ING Variable Insurance Trust: | | | | |
| ING GET U.S. Core Portfolio - Series 1 | 52 | 523 | 105 | 809 |
| ING GET U.S. Core Portfolio - Series 2 | 475 | 4,226 | 792 | 7,686 |
| ING GET U.S. Core Portfolio - Series 3 | 1,024 | 11,260 | 1,719 | 16,800 |
| ING GET U.S. Core Portfolio - Series 5 | 40 | 30 | 17 | 66 |
| ING GET U.S. Core Portfolio - Series 6 | 207 | 1,159 | 556 | 1,657 |
| ING GET U.S. Core Portfolio - Series 7 | 92 | 747 | 482 | 645 |
| ING GET U.S. Core Portfolio - Series 8 | 33 | 199 | 1,871 | 353 |
| ING GET U.S. Core Portfolio - Series 9 | 3 | 68 | 276 | 57 |
| ING GET U.S. Core Portfolio - Series 10 | 1 | 40 | 108 | 1 |
| ING GET U.S. Core Portfolio - Series 11 | - | 37 | 80 | - |

| | Year ended December 31 | | | |
| | 2006 | | 2005 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| --- | --- | --- | --- | --- |
| | *(Dollars in thousands)* | | | |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology Portfolio - Class I | $ 7,621 | $ 13,309 | $ 9,865 | $ 13,869 |
| ING VP Growth Portfolio - Class I | 2,455 | 15,259 | 2,954 | 20,048 |
| ING VP Index Plus LargeCap Portfolio - Class I | 14,008 | 73,535 | 22,393 | 73,381 |
| ING VP Index Plus LargeCap Portfolio - Class S | 42 | 37 | - | - |
| ING VP Index Plus MidCap Portfolio - Class I | 57,553 | 56,686 | 62,740 | 20,754 |
| ING VP Index Plus MidCap Portfolio - Class S | 59 | 17 | - | - |
| ING VP Index Plus SmallCap Portfolio - Class I | 27,340 | 33,596 | 36,307 | 16,089 |
| ING VP Index Plus SmallCap Portfolio - Class S | 51 | - | - | - |
| ING VP International Equity Portfolio - Class I | 6,935 | 5,207 | 11,254 | 10,878 |
| ING VP International Equity Portfolio - Class S | 17 | - | - | - |
| ING VP Small Company Portfolio - Class I | 36,636 | 27,169 | 12,981 | 42,294 |
| ING VP Small Company Portfolio - Class S | 11 | - | - | - |
| ING VP Value Opportunity Portfolio - Class I | 4,539 | 18,942 | 11,867 | 28,815 |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class I | 4,236 | 1,710 | 1,022 | 470 |
| ING VP International Value Portfolio - Class I | 42,773 | 14,550 | 34,818 | 16,031 |
| ING VP International Value Portfolio - Class S | 61 | 5 | - | - |
| ING VP MidCap Opportunities Portfolio - Class I | 2,123 | 1,633 | 914 | 1,685 |
| ING VP MidCap Opportunities Portfolio - Class S | 3 | - | - | - |
| ING VP Real Estate Portfolio - Class I | 30,182 | 8,334 | 22,323 | 6,446 |
| ING VP SmallCap Opportunities Portfolio - Class I | 2,916 | 3,179 | 4,749 | 4,288 |
| ING VP SmallCap Opportunities Portfolio - Class S | 42 | 30 | - | - |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 20,754 | 113,193 | 33,130 | 99,210 |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 41,876 | 46,586 | 61,080 | 58,882 |
| ING VP Intermediate Bond Portfolio - Class S | 12 | - | - | - |
| ING VP Money Market Portfolio: | | | | |
| ING VP Money Market Portfolio - Class I | 212,366 | 67,608 | 76,707 | 86,828 |
| ING VP Natural Resources Trust: | | | | |
| ING VP Natural Resources Trust | 36,119 | 26,633 | 40,080 | 14,225 |
| Janus Adviser Series: | | | | |
| Janus Adviser Balanced Fund - Class S | 1 | - | - | - |
| Janus Aspen Series: | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 100 | 250 | 1,674 | 346,487 |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 34 | 64 | 1,399 | 79,337 |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 12 | 65 | 2,985 | 190,109 |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 190 | 272 | 436 | 429,358 |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 162 | 243 | 3,249 | 416,240 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year ended December 31 | | | |
|---|---|---|---|---|
| | **2006** | | **2005** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| Legg Mason Value Trust, Inc.: | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | $ 367 | $ 271 | $ 1,191 | $ 13 |
| LKCM Funds: | | | | |
| LKCM Aquinas Growth Fund | 191 | 25 | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | |
| Lord Abbett Affiliated Fund - Class A | 494 | 68 | 635 | 92 |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 408 | 144 | 577 | 39 |
| Lord Abbett Research Fund, Inc.: | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 492 | 127 | 465 | 26 |
| Lord Abbett Series Fund, Inc.: | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 14,325 | 9,661 | 26,335 | 9,003 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 23,869 | 19,708 | 54,636 | 5,406 |
| Massachusetts Investors Growth Stock Fund: | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 173 | 38 | 274 | 52 |
| MFS® Variable Insurance Trust[SM]: | | | | |
| MFS® Total Return Series - Initial Class | 8,263 | 14,502 | 20,517 | 10,187 |
| Moderate Allocation Portfolio: | | | | |
| Moderate Allocation Portfolio | 38 | 13 | 1 | 1 |
| Neuberger Berman Equity Funds®: | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 499 | 12 | - | - |
| New Perspective Fund®, Inc.: | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 737 | 85 | 283 | 15 |
| New Perspective Fund®, Inc. - Class R-4 | 12,076 | 9,196 | 15,811 | 3,213 |
| Oppenheimer Capital Appreciation Fund: | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 105 | 35 | 105 | 20 |
| Oppenheimer Developing Markets Fund: | | | | |
| Oppenheimer Developing Markets Fund - Class A | 61,034 | 27,695 | 68,513 | 13,663 |
| Oppenheimer Global Fund: | | | | |
| Oppenheimer Global Fund - Class A | 86 | 14 | 46 | 3 |
| Oppenheimer Main Street Funds®, Inc.: | | | | |
| Oppenheimer Main Street Fund® - Class A | 153 | 5 | 12 | 4 |
| Oppenheimer Variable Account Funds: | | | | |
| Oppenheimer Aggressive Growth Fund/VA | - | 1 | - | 1 |
| Oppenheimer Global Securities/VA | 245 | 265 | 25,715 | 406,580 |
| Oppenheimer Main Street Fund®/VA | 82 | 12 | 1 | 5 |
| Oppenheimer Main Street Small Cap Fund®/VA | 4,272 | 855 | 1,077 | 86 |
| Oppenheimer Strategic Bond Fund/VA | 41 | 71 | 8,480 | 52,563 |
| Pax World Balanced Fund, Inc.: | | | | |
| Pax World Balanced Fund, Inc. | 16,121 | 23,457 | 40,205 | 3,803 |

| | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | **2006** | | **2005** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| PIMCO Variable Insurance Trust: | | | | |
| PIMCO Real Return Portfolio - Administrative Class | $ 11,352 | $ 7,237 | $ 16,629 | $ 2,910 |
| Pioneer Fund: | | | | |
| Pioneer Fund - Class A | 34 | 17 | 25 | 2 |
| Pioneer High Yield Fund: | | | | |
| Pioneer High Yield Fund - Class A | 1,274 | 127 | 433 | 85 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | 40,946 | 6,274 | 42,650 | 2,739 |
| Pioneer Fund VCT Portfolio - Class I | 4,936 | 738 | 2,433 | 678 |
| Pioneer High Yield VCT Portfolio - Class I | 7,068 | 1,886 | 4,236 | 1,368 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 28,756 | 13,273 | 35,675 | 8,916 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 285 | 114 | 228 | 81 |
| T. Rowe Price Value Fund, Inc.: | | | | |
| T. Rowe Price Value Fund - Advisor Class | 29 | - | - | - |
| Templeton Funds, Inc.: | | | | |
| Templeton Foreign Fund - Class A | 230 | 45 | 282 | 114 |
| Templeton Growth Fund, Inc.: | | | | |
| Templeton Growth Fund, Inc. - Class A | 326 | 63 | 335 | 27 |
| Templeton Income Trust: | | | | |
| Templeton Global Bond Fund - Class A | 17,851 | 1,595 | 15,950 | 6,471 |
| The Growth Fund of America®, Inc.: | | | | |
| The Growth Fund of America® - Class R-3 | 3,751 | 135 | 2,371 | 138 |
| The Growth Fund of America® - Class R-4 | 62,598 | 22,409 | 86,087 | 7,175 |
| The Income Fund of America®, Inc.: | | | | |
| The Income Fund of America® - Class R-3 | 714 | 48 | 242 | 51 |
| UBS Funds: | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 207 | 21 | 25 | 1 |
| Vanguard® Variable Insurance Fund: | | | | |
| Diversified Value Portfolio | 30 | 5 | 61 | - |
| Equity Income Portfolio | 63 | 94 | 55 | 15 |
| Small Company Growth Portfolio | 18 | - | - | - |
| Wanger Advisors Trust: | | | | |
| Wanger Select | 17,069 | 687 | 4,675 | 338 |
| Wanger U.S. Smaller Companies | 8,864 | 1,576 | 6,750 | 327 |
| Washington Mutual Investors Fund℠, Inc.: | | | | |
| Washington Mutual Investors Fund℠, Inc. - Class R-3 | 1,489 | 159 | 1,078 | 138 |
| Washington Mutual Investors Fund℠, Inc. - Class R-4 | 17,681 | 5,039 | 31,504 | 1,420 |
| Wells Fargo Funds Trust: | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 22 | - | - | - |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

## 7. Changes in Units

The changes in units outstanding were as follows:

| | **Year Ended December 31,** | | | | | |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Growth Series: | | | | | | |
| AIM Mid Cap Core Equity Fund - Class A | 9,470 | 7,424 | 2,046 | 5,274 | 7,073 | (1,799) |
| AIM Small Cap Growth Fund - Class A | 700 | 35 | 665 | 828 | 159 | 669 |
| AIM Investment Funds: | | | | | | |
| AIM Global Health Care Fund - Investor Class | 3,668 | 2,285 | 1,383 | 3,216 | 1,026 | 2,190 |
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Capital Appreciation Fund - Series I Shares | 2,118,775 | 863,241 | 1,255,534 | 657,564 | 938,403 | (280,839) |
| AIM V.I. Core Equity Fund - Series I Shares | 2,447,299 | 1,132,910 | 1,314,389 | 652,531 | 1,582,206 | (929,675) |
| AIM V.I. Growth Fund - Series I Shares | 85,807 | 2,777,101 | (2,691,294) | 641,539 | 979,129 | (337,590) |
| AIM V.I. Premier Equity Fund - Series I Shares | 20,794 | 2,195,271 | (2,174,477) | 583,392 | 1,036,124 | (452,732) |
| AllianceBernstein Growth and Income Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Fund, Inc. - Class A | 6,666 | 5,300 | 1,366 | 4,757 | 3,013 | 1,744 |
| AllianceBernstein Variable Products Series Fund, Inc.: | | | | | | |
| AllianceBernstein Growth and Income Portfolio - Class A | 27,938 | 8,944 | 18,994 | 25,397 | 7,513 | 17,884 |
| Allianz Funds: | | | | | | |
| Allianz NFJ Small-Cap Value - Class A | 31,766 | 31,096 | 670 | 30,481 | 4,480 | 26,001 |
| American Balanced Fund®, Inc.: | | | | | | |
| American Balanced Fund® - Class R-3 | 237,701 | 155,678 | 82,023 | 319,031 | 99,566 | 219,465 |
| American Century Quantitative Equity Funds, Inc.: | | | | | | |
| American Century Income & Growth Fund - Advisor Class | 83,402 | 127,010 | (43,608) | 190,518 | 84,539 | 105,979 |
| Ariel Investment Trust: | | | | | | |
| Ariel Appreciation Fund | 48,121 | 31,887 | 16,234 | 19,958 | 2,090 | 17,868 |
| Ariel Fund | 29,610 | 23,747 | 5,863 | 48,071 | 15,132 | 32,939 |
| Baron Investment Funds Trust: | | | | | | |
| Baron Asset Fund | 54,393 | 17,130 | 37,263 | 24,239 | 5,490 | 18,749 |
| Baron Growth Fund | 106,551 | 88,961 | 17,590 | 77,196 | 27,783 | 49,413 |

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | | **2005** | | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| Calvert Variable Series, Inc.: | | | | | | |
| Calvert Social Balanced Portfolio | 454,344 | 803,468 | (349,124) | 751,138 | 889,570 | (138,432) |
| Capital One Funds: | | | | | | |
| Capital One Mid Cap Equity Fund - Class A | 1,485 | 4,482 | (2,997) | 603,182 | 593,036 | 10,146 |
| DWS Institutional Funds: | | | | | | |
| DWS Equity 500 Index Fund - Class S | 7,119 | 893 | 6,226 | 5,228 | 179 | 5,049 |
| EuroPacific Growth Fund®: | | | | | | |
| EuroPacific Growth Fund® - Class R-3 | 210,987 | 72,885 | 138,102 | 56,612 | 17,199 | 39,413 |
| EuroPacific Growth Fund® - Class R-4 | 4,972,704 | 841,208 | 4,131,496 | 3,579,009 | 482,256 | 3,096,753 |
| Evergreen Equity Trust: | | | | | | |
| Evergreen Special Values Fund - Class A | 1,163,358 | 519,605 | 643,753 | 1,489,104 | 318,494 | 1,170,610 |
| Fidelity® Advisor Series I: | | | | | | |
| Fidelity® Advisor Mid Cap Fund - Class T | 42,030 | 39,715 | 2,315 | 37,611 | 26,382 | 11,229 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 3,377,189 | 3,978,818 | (601,629) | 4,806,816 | 6,275,519 | (1,468,703) |
| Fidelity® VIP Growth Portfolio - Initial Class | 2,775,066 | 5,800,775 | (3,025,709) | 4,448,061 | 8,541,945 | (4,093,884) |
| Fidelity® VIP High Income Portfolio - Initial Class | 357,053 | 237,444 | 119,609 | 1,109,272 | 1,029,711 | 79,561 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 1,215,717 | 1,222,791 | (7,074) | 2,268,728 | 2,476,978 | (208,250) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 65,848 | 138,755 | (72,907) | 54,430 | 176,044 | (121,614) |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 9,362,500 | 6,228,913 | 3,133,587 | 13,414,396 | 7,968,285 | 5,446,111 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 243,592 | 413,913 | (170,321) | 342,733 | 529,692 | (186,959) |
| Fidelity® Variable Insurance Products III: | | | | | | |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | 518,859 | 72,758 | 446,101 | - | - | - |
| Franklin Mutual Series Fund, Inc.: | | | | | | |
| Mutual Discovery Fund - Class R | 50,624 | 11,856 | 38,768 | 55,437 | 20,918 | 34,519 |
| Franklin Strategic Series: | | | | | | |
| Franklin Small-Mid Cap Growth Fund - Class A | 39,633 | 22,456 | 17,177 | 29,841 | 9,525 | 20,316 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 1,619,032 | 1,294,016 | 325,016 | 2,368,454 | 1,237,900 | 1,130,554 |
| ING Equity Trust: | | | | | | |
| ING Financial Services Fund - Class A | 3,015 | 1,201 | 1,814 | 3,510 | - | 3,510 |
| ING Real Estate Fund - Class A | 110,049 | 53,377 | 56,672 | 77,916 | 32,627 | 45,289 |
| ING Funds Trust: | | | | | | |
| ING GNMA Income Fund - Class A | 85,687 | 63,354 | 22,333 | 78,924 | 49,605 | 29,319 |
| ING Intermediate Bond Fund - Class A | 115,117 | 43,097 | 72,020 | 77,868 | 50,790 | 27,078 |
| ING GET Fund: | | | | | | |
| ING GET Fund - Series L | - | 60,582 | (60,582) | - | 7,181 | (7,181) |
| ING GET Fund - Series Q | 5,642 | 45,025 | (39,383) | 6,298 | 67,826 | (61,528) |
| ING GET Fund - Series S | 44,894 | 500,178 | (455,284) | 134,237 | 1,022,581 | (888,344) |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 444,247 | 270,523 | 173,724 | 115,656 | 27,844 | 87,812 |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 2 | - | 2 | | | |
| ING Evergreen Health Sciences Portfolio - Service Class | 346,708 | 124,464 | 222,244 | 151,605 | 22,736 | 128,869 |
| ING FMR℠ Diversified Mid Cap Portfolio - Service Class | 1,034,427 | 309,609 | 724,818 | 682,372 | 292,670 | 389,702 |
| ING FMR℠ Large Cap Growth Portfolio - Institutional Class | 25,770 | 9,368 | 16,402 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | 4,001 | 110 | 3,891 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 1,466,644 | 962,288 | 504,356 | 1,580,703 | 184,531 | 1,396,172 |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 1,529,877 | 842,673 | 687,204 | 768,289 | 255,901 | 512,388 |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | 225,805 | 124,840 | 100,965 | 30,538 | 5,593 | 24,945 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 2,271 | - | 2,271 | - | - | - |
| ING JPMorgan Value Opportunities Portfolio - Service Class | 80,622 | 7,599 | 73,023 | - | - | - |
| ING Julius Baer Foreign Portfolio - Service Class | 1,477,468 | 368,954 | 1,108,514 | 933,037 | 397,402 | 535,635 |
| ING Legg Mason Partners All Cap Portfolio - Service Class | 3,114 | - | 3,114 | - | - | - |
| ING Legg Mason Value Portfolio - Service Class | 240,217 | 106,096 | 134,121 | 155,179 | 7,250 | 147,929 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 138,301 | 39,442 | 98,859 | | | |
| ING Marsico Growth Portfolio - Service Class | 176,898 | 45,969 | 130,929 | 108,232 | 6,519 | 101,713 |

183

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Marsico International Opportunities Portfolio - Service Class | 638,553 | 268,482 | 370,071 | 158,849 | 50,599 | 108,250 |
| ING MFS Total Return Portfolio - Adviser Class | 5,227 | 1,258 | 3,969 | - | - | - |
| ING MFS Total Return Portfolio - Institutional Class | 25,357 | 417 | 24,940 | - | - | - |
| ING MFS Total Return Portfolio - Service Class | 558,756 | 1,177,609 | (618,853) | 1,439,643 | 543,650 | 895,993 |
| ING MFS Utilities Portfolio - Service Class | 954,462 | 177,244 | 777,218 | 138,963 | 34,731 | 104,232 |
| ING Oppenheimer Main Street Portfolio® - Service Class | 67,761 | 21,090 | 46,671 | 19,588 | 146 | 19,442 |
| ING PIMCO High Yield Portfolio - Institutional Class | 40,236 | 16,894 | 23,342 | - | - | - |
| ING PIMCO High Yield Portfolio - Service Class | 457,241 | 144,130 | 313,111 | 421,038 | 285,920 | 135,118 |
| ING Pioneer Fund Portfolio - Institutional Class | 260,890 | 29,191 | 231,699 | - | - | - |
| ING Pioneer Fund Portfolio - Service Class | 3,009 | 712 | 2,297 | - | - | - |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 82,161 | 8,384 | 73,777 | - | - | - |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 562 | - | 562 | - | - | - |
| ING Stock Index Portfolio - Institutional Class | 624,959 | 2,517,628 | (1,892,669) | 2,336,668 | 170,640 | 2,166,028 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 5,718,424 | 465,853 | 5,252,571 | 1,778,971 | 27,057 | 1,751,914 |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | 18,001 | 231 | 17,770 | - | - | - |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 1,881,503 | 585,382 | 1,296,121 | 3,655,675 | 2,047,631 | 1,608,044 |
| ING Templeton Global Growth Portfolio - Institutional Class | 4 | - | 4 | - | - | - |
| ING Templeton Global Growth Portfolio - Service Class | 136,831 | 8,472 | 128,359 | - | - | - |
| ING Van Kampen Equity Growth Portfolio - Service Class | 1,234 | - | 1,234 | - | - | - |
| ING Van Kampen Growth and Income Portfolio - Service Class | 681,872 | 203,164 | 478,708 | 763,765 | 5,097 | 758,668 |
| ING Van Kampen Real Estate Portfolio - Institutional Class | 62,126 | 1,013 | 61,113 | - | - | - |
| ING Van Kampen Real Estate Portfolio - Service Class | 1,509,913 | 137,757 | 1,372,156 | - | - | - |
| ING VP Index Plus International Equity Portfolio - Service Class | 286,710 | 54,596 | 232,114 | - | - | - |
| ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | 83,000 | 11,899 | 71,101 | - | - | - |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 190,605 | 81,835 | 108,770 | - | - | - |
| ING Mutual Funds: | | | | | | |
| ING International Fund - Class Q | 251 | 1 | 250 | 195 | - | 195 |
| ING International SmallCap Fund - Class A | 58,100 | 31,454 | 26,646 | 23,217 | 3,715 | 19,502 |

184

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Adviser Class | 911 | 192 | 719 | - | - | - |
| ING American Century Large Company Value Portfolio - Service Class | 132,178 | 123,668 | 8,510 | 92,556 | 190,256 | (97,700) |
| ING American Century Select Portfolio - Initial Class | 1,520,966 | 3,749,472 | (2,228,506) | 19,185,025 | 3,757,068 | 15,427,957 |
| ING American Century Select Portfolio - Service Class | 109 | 2,401 | (2,292) | 37,384 | 265,124 | (227,740) |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | 1,860 | - | 1,860 | - | - | - |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 414,734 | 530,341 | (115,607) | 1,704,949 | 1,422,155 | 282,794 |
| ING Baron Asset Portfolio - Service Class | 30,849 | 580 | 30,269 | - | - | - |
| ING Baron Small Cap Growth Portfolio - Adviser Class | 7,457 | 2,118 | 5,339 | - | - | - |
| ING Baron Small Cap Growth Portfolio - Service Class | 1,407,705 | 1,315,385 | 92,320 | 3,349,758 | 2,258,361 | 1,091,397 |
| ING Columbia Small Cap Value II Portfolio - Service Class | 5,361 | 1,455 | 3,906 | - | - | - |
| ING Davis Venture Value Portfolio - Service Class | 170,182 | 103,620 | 66,562 | 103,707 | 287,606 | (183,899) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 10,211 | 4 | 10,207 | - | - | - |
| ING Fundamental Research Portfolio - Adviser Class | 517 | 103 | 414 | - | - | - |
| ING Fundamental Research Portfolio - Service Class | 36,625 | 55,776 | (19,151) | 66,902 | 75,430 | (8,528) |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 79,352 | 72,958 | 6,394 | 97,604 | 57,426 | 40,178 |
| ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | 520 | 383 | 137 | - | - | - |
| ING JPMorgan International Portfolio - Adviser Class | 1,855 | 263 | 1,592 | - | - | - |
| ING JPMorgan International Portfolio - Initial Class | 971,166 | 1,783,565 | (812,399) | 2,345,638 | 2,931,635 | (585,997) |
| ING JPMorgan International Portfolio - Service Class | 2,519 | 1,752 | 767 | 255 | - | 255 |
| ING JPMorgan Mid Cap Value Portfolio - Adviser Class | 8,867 | 1,216 | 7,651 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 707,012 | 412,698 | 294,314 | 1,180,113 | 605,153 | 574,960 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class | 1,897 | 374 | 1,523 | - | - | - |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 1,688,082 | 3,871,402 | (2,183,320) | 3,153,236 | 6,114,805 | (2,961,569) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 3,428 | 3 | 3,425 | 4,410 | 2,804 | 1,606 |
| ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class | 3,333 | 204 | 3,129 | - | - | - |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 77,635 | 111,717 | (34,082) | 446,343 | 75,495 | 370,848 |
| ING Neuberger Berman Partners Portfolio - Service Class | 30,912 | 8,800 | 22,112 | - | - | - |
| ING Neuberger Berman Regency Portfolio - Service Class | 131 | - | 131 | - | - | - |

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING OpCap Balanced Value Portfolio - Service Class | 165,629 | 454,670 | (289,041) | 280,689 | 590,397 | (309,708) |
| ING Oppenheimer Global Portfolio - Adviser Class | 9,249 | 1,424 | 7,825 | - | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 7,096,422 | 14,320,288 | (7,223,866) | 86,257,752 | 11,756,932 | 74,500,820 |
| ING Oppenheimer Global Portfolio - Service Class | 14,537 | 4,735 | 9,802 | 163,468 | 344,059 | (180,591) |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | 11,656 | 4 | 11,652 | - | - | - |
| ING Oppenheimer Strategic Income Portfolio - Initial Class | 2,384,250 | 3,344,210 | (959,960) | 14,546,767 | 3,157,025 | 11,389,742 |
| ING PIMCO Total Return Portfolio - Adviser Class | 25,877 | 280 | 25,597 | - | - | - |
| ING PIMCO Total Return Portfolio - Service Class | 2,002,436 | 1,421,129 | 581,307 | 3,177,512 | 2,236,389 | 941,123 |
| ING Pioneer High Yield Portfolio - Initial Class | 103,958 | 9,590 | 94,368 | - | - | - |
| ING Pioneer High Yield Portfolio - Service Class | 591 | - | 591 | - | - | - |
| ING Solution 2015 Portfolio - Adviser Class | 232,135 | 30,358 | 201,777 | 42,530 | 1,394 | 41,136 |
| ING Solution 2015 Portfolio - Service Class | 1,375,357 | 266,876 | 1,108,481 | 204,910 | 19,792 | 185,118 |
| ING Solution 2025 Portfolio - Adviser Class | 345,467 | 9,595 | 335,872 | 24,368 | 6 | 24,362 |
| ING Solution 2025 Portfolio - Service Class | 1,484,133 | 172,026 | 1,312,107 | 177,892 | 2,287 | 175,605 |
| ING Solution 2035 Portfolio - Adviser Class | 283,154 | 15,425 | 267,729 | 39,876 | 187 | 39,689 |
| ING Solution 2035 Portfolio - Service Class | 989,989 | 140,178 | 849,811 | 110,260 | 4,199 | 106,061 |
| ING Solution 2045 Portfolio - Adviser Class | 159,254 | 7,516 | 151,738 | 22,636 | 7 | 22,629 |
| ING Solution 2045 Portfolio - Service Class | 707,497 | 170,738 | 536,759 | 85,067 | 33,177 | 51,890 |
| ING Solution Income Portfolio - Adviser Class | 151,731 | 5,433 | 146,298 | 4,196 | 286 | 3,910 |
| ING Solution Income Portfolio - Service Class | 323,968 | 106,997 | 216,971 | 33,354 | 277 | 33,077 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class | 3,451 | 1 | 3,450 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 3,122,901 | 8,388,076 | (5,265,175) | 45,657,808 | 7,390,311 | 38,267,497 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 37,215 | 23,486 | 13,729 | 184,299 | 1,369,227 | (1,184,928) |
| ING T. Rowe Price Growth Equity Portfolio - Adviser Class | 12,626 | 258 | 12,368 | - | - | - |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 1,895,109 | 3,328,512 | (1,433,403) | 3,230,785 | 4,471,229 | (1,240,444) |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 41,654 | 13,416 | 28,238 | 48,163 | 29,461 | 18,702 |
| ING Templeton Foreign Equity Portfolio - Service Class | 57,199 | 30,234 | 26,965 | - | - | - |
| ING Thornburg Value Portfolio - Adviser Class | 4,522 | - | 4,522 | - | - | - |

| | **Year Ended December 31,** | | | | | |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING Thornburg Value Portfolio - Initial Class | 476,708 | 1,337,097 | (860,389) | 943,877 | 2,267,251 | (1,323,374) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 862,373 | 1,784,190 | (921,817) | 1,934,400 | 2,841,954 | (907,554) |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 292 | - | 292 | - | - | - |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | 14,091 | 11,603 | 2,488 | - | - | - |
| ING Van Kampen Comstock Portfolio - Adviser Class | 12,713 | 147 | 12,566 | - | - | - |
| ING Van Kampen Comstock Portfolio - Service Class | 1,459,124 | 2,125,373 | (666,249) | 3,344,671 | 1,521,089 | 1,823,582 |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | 1,884 | - | 1,884 | - | - | - |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 6,011,674 | 6,142,702 | (131,028) | 36,677,957 | 5,001,951 | 31,676,006 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 4,515 | 1,840 | 2,675 | 298,569 | 403,288 | (104,719) |
| ING Strategic Allocation Portfolios, Inc.:: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 669,414 | 739,686 | (70,272) | 1,361,567 | 1,238,211 | 123,356 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 1,034,022 | 1,087,631 | (53,609) | 1,218,087 | 1,575,434 | (357,347) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 1,488,092 | 1,275,733 | 212,359 | 1,573,652 | 1,541,384 | 32,268 |
| ING Variable Funds: | | | | | | |
| ING VP Growth and Income Portfolio - Class I | 4,790,784 | 15,805,400 | (11,014,616) | 9,408,103 | 26,921,396 | (17,513,293) |
| ING Variable Insurance Trust: | | | | | | |
| ING GET U.S. Core Portfolio - Series 1 | - | 47,668 | (47,668) | - | 75,211 | (75,211) |
| ING GET U.S. Core Portfolio - Series 2 | 10,134 | 395,607 | (385,473) | 7,193 | 738,226 | (731,033) |
| ING GET U.S. Core Portfolio - Series 3 | 85,582 | 1,147,984 | (1,062,402) | 234,875 | 1,794,121 | (1,559,246) |
| ING GET U.S. Core Portfolio - Series 5 | - | 1,716 | (1,716) | 7,119 | 12,535 | (5,416) |
| ING GET U.S. Core Portfolio - Series 6 | 23,836 | 121,699 | (97,863) | 137,731 | 239,855 | (102,124) |
| ING GET U.S. Core Portfolio - Series 7 | 9,232 | 75,326 | (66,094) | 15,417 | 26,473 | (11,056) |
| ING GET U.S. Core Portfolio - Series 8 | 10,938 | 27,849 | (16,911) | 176,006 | 21,908 | 154,098 |
| ING GET U.S. Core Portfolio - Series 9 | 3,031 | 9,580 | (6,549) | 22,520 | 416 | 22,104 |
| ING GET U.S. Core Portfolio - Series 10 | - | 3,724 | (3,724) | 11,186 | 425 | 10,761 |
| ING GET U.S. Core Portfolio - Series 11 | - | 3,580 | (3,580) | 8,000 | - | 8,000 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

Year Ended December 31,

| | 2006 Units Issued | 2006 Units Redeemed | 2006 Net Increase (Decrease) | 2005 Units Issued | 2005 Units Redeemed | 2005 Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| **ING Variable Portfolios, Inc.:** | | | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 2,970,151 | 4,241,036 | (1,270,885) | 4,289,180 | 5,282,630 | (993,450) |
| ING VP Growth Portfolio - Class I | 653,273 | 1,473,888 | (820,615) | 1,236,907 | 2,654,888 | (1,417,981) |
| ING VP Index Plus LargeCap Portfolio - Class I | 2,941,762 | 5,714,372 | (2,772,610) | 4,343,937 | 7,583,068 | (3,239,131) |
| ING VP Index Plus LargeCap Portfolio - Class S | 3,832 | 3,225 | 607 | | | |
| ING VP Index Plus MidCap Portfolio - Class I | 2,961,969 | 4,098,221 | (1,136,252) | 5,843,966 | 4,954,015 | 889,951 |
| ING VP Index Plus MidCap Portfolio - Class S | 5,408 | 1,557 | 3,851 | | | |
| ING VP Index Plus SmallCap Portfolio - Class I | 2,235,998 | 2,969,049 | (733,051) | 3,545,534 | 2,753,698 | 791,836 |
| ING VP Index Plus SmallCap Portfolio - Class S | 4,546 | - | 4,546 | | | |
| ING VP International Equity Portfolio - Class I | 756,007 | 557,874 | 198,133 | 1,605,744 | 1,610,821 | (5,077) |
| ING VP International Equity Portfolio - Class S | 1,400 | - | 1,400 | | | |
| ING VP Small Company Portfolio - Class I | 1,448,901 | 2,002,563 | (553,662) | 2,000,872 | 3,630,655 | (1,629,783) |
| ING VP Small Company Portfolio - Class S | 930 | 8 | 922 | | | |
| ING VP Value Opportunity Portfolio - Class I | 701,739 | 1,543,657 | (841,918) | 1,634,789 | 2,797,677 | (1,162,888) |
| **ING Variable Products Trust:** | | | | | | |
| ING VP Financial Services Portfolio - Class I | 362,103 | 166,013 | 196,090 | 93,458 | 44,499 | 48,959 |
| ING VP International Value Portfolio - Class I | 2,916,734 | 1,481,923 | 1,434,811 | 5,374,540 | 4,267,756 | 1,106,784 |
| ING VP International Value Portfolio - Class S | 4,854 | 345 | 4,509 | | | |
| ING VP MidCap Opportunities Portfolio - Class I | 240,882 | 198,715 | 42,167 | 177,419 | 246,400 | (68,981) |
| ING VP MidCap Opportunities Portfolio - Class S | 243 | - | 243 | | | |
| ING VP Real Estate Portfolio - Class I | 1,951,303 | 841,992 | 1,109,311 | 1,939,149 | 850,727 | 1,088,422 |
| ING VP SmallCap Opportunities Portfolio - Class I | 540,975 | 565,248 | (24,273) | 762,167 | 702,493 | 59,674 |
| ING VP SmallCap Opportunities Portfolio - Class S | 3,659 | 2,812 | 847 | - | - | - |
| **ING VP Balanced Portfolio, Inc.:** | | | | | | |
| ING VP Balanced Portfolio - Class I | 2,406,719 | 5,953,493 | (3,546,774) | 5,225,860 | 8,629,829 | (3,403,969) |
| **ING VP Intermediate Bond Portfolio:** | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 4,030,569 | 4,509,915 | (479,346) | 5,434,219 | 6,061,788 | (627,569) |
| ING VP Intermediate Bond Portfolio - Class S | 1,195 | - | 1,195 | | | |

188

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING VP Money Market Portfolio: | | | | | | |
| ING VP Money Market Portfolio - Class I | 14,343,402 | 9,279,285 | 5,064,117 | 9,545,207 | 10,245,127 | (699,920) |
| ING VP Natural Resources Trust: | | | | | | |
| ING VP Natural Resources Trust | 1,683,169 | 1,554,306 | 128,863 | 2,431,011 | 1,209,055 | 1,221,956 |
| Janus Adviser Series: | | | | | | |
| Janus Adviser Balanced Fund - Class S | - | - | - | 41 | 3 | 38 |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | 10,951 | 16,976 | (6,025) | 1,307,431 | 18,021,784 | (16,714,353) |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | 1,677 | 3,340 | (1,663) | 99,125 | 463,894 | (364,769) |
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | 1,328 | 3,807 | (2,479) | 656,877 | 12,970,015 | (12,313,138) |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | 11,698 | 14,747 | (3,049) | 1,432,630 | 26,882,744 | (25,450,114) |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | 9,145 | 12,668 | (3,523) | 1,594,636 | 25,682,993 | (24,088,357) |
| Legg Mason Value Trust, Inc.: | | | | | | |
| Legg Mason Value Trust, Inc. - Primary Class | 33,268 | 23,146 | 10,122 | 115,818 | 571 | 115,247 |
| LKCM Funds: | | | | | | |
| LKCM Aquinas Growth Fund | 19,131 | 2,287 | 16,844 | - | - | - |
| Lord Abbett Affiliated Fund, Inc.: | | | | | | |
| Lord Abbett Affiliated Fund - Class A | 97,919 | 69,385 | 28,534 | 72,449 | 26,473 | 45,976 |
| Lord Abbett Mid Cap Value Fund, Inc.: | | | | | | |
| Lord Abbett Mid-Cap Value Fund, Inc. - Class A | 47,821 | 36,142 | 11,679 | 66,205 | 26,978 | 39,227 |
| Lord Abbett Research Fund, Inc.: | | | | | | |
| Lord Abbett Small-Cap Value Fund - Class A | 62,292 | 48,756 | 13,536 | 49,475 | 20,211 | 29,264 |
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 2,059,949 | 1,974,799 | 85,150 | 6,140,628 | 3,064,937 | 3,075,691 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 1,854,378 | 2,286,907 | (432,529) | 2,980,759 | 2,104,629 | 876,130 |
| Massachusetts Investors Growth Stock Fund: | | | | | | |
| Massachusetts Investors Growth Stock Fund - Class A | 33,417 | 20,490 | 12,927 | 41,937 | 20,266 | 21,671 |
| MFS® Variable Insurance Trust℠: | | | | | | |
| MFS® Total Return Series - Initial Class | 379,700 | 1,029,558 | (649,858) | 1,300,090 | 847,323 | 452,767 |

189

| | Year Ended December 31, | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| --- | --- | --- | --- | --- | --- | --- |
| Moderate Allocation Portfolio: | | | | | | |
| Moderate Allocation Portfolio | 1,937 | - | 1,937 | 179 | 6,042 | (5,863) |
| Neuberger Berman Equity Funds®: | | | | | | |
| Neuberger Berman Socially Responsive Fund® - Trust Class | 50,092 | 1,639 | 48,453 | - | - | - |
| New Perspective Fund®, Inc.: | | | | | | |
| New Perspective Fund®, Inc. - Class R-3 | 86,426 | 43,420 | 43,006 | 27,316 | 6,028 | 21,288 |
| New Perspective Fund®, Inc. - Class R-4 | 1,015,216 | 879,107 | 136,109 | 1,382,338 | 384,183 | 998,155 |
| Oppenheimer Capital Appreciation Fund: | | | | | | |
| Oppenheimer Capital Appreciation Fund - Class A | 36,284 | 29,519 | 6,765 | 29,913 | 21,388 | 8,525 |
| Oppenheimer Developing Markets Fund: | | | | | | |
| Oppenheimer Developing Markets Fund - Class A | 1,637,863 | 1,162,167 | 475,696 | 2,498,652 | 787,614 | 1,711,038 |
| Oppenheimer Global Fund: | | | | | | |
| Oppenheimer Global Fund - Class A | 4,534 | 795 | 3,739 | 2,955 | 172 | 2,783 |
| Oppenheimer Main Street Funds®, Inc.: | | | | | | |
| Oppenheimer Main Street Fund® - Class A | 14,133 | 2,351 | 11,782 | 1,206 | 469 | 737 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Aggressive Growth Fund/VA | 132 | - | 132 | 15 | 15 | - |
| Oppenheimer Global Securities/VA | 10,242 | 12,847 | (2,605) | 2,306,421 | 24,521,856 | (22,215,435) |
| Oppenheimer Main Street Fund®/VA | 12,583 | - | 12,583 | 52 | 52 | - |
| Oppenheimer Main Street Small Cap Fund®/VA | 370,280 | 108,044 | 262,236 | 101,111 | 12,853 | 88,258 |
| Oppenheimer Strategic Bond Fund/VA | 2,772 | 5,052 | (2,280) | 714,833 | 4,010,467 | (3,295,634) |
| Pax World Balanced Fund, Inc.: | | | | | | |
| Pax World Balanced Fund, Inc. | 1,545,079 | 2,250,296 | (705,217) | 3,804,120 | 536,344 | 3,267,776 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 1,299,199 | 1,057,903 | 241,296 | 1,623,800 | 409,351 | 1,214,449 |
| Pioneer Fund: | | | | | | |
| Pioneer Fund - Class A | 2,233 | 1,127 | 1,106 | 1,918 | 148 | 1,770 |
| Pioneer High Yield Fund: | | | | | | |
| Pioneer High Yield Fund - Class A | 143,632 | 52,372 | 91,260 | 65,898 | 37,685 | 28,213 |

|  | Year Ended December 31, | | | | | |
|  | 2006 | | | 2005 | | |
|  | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | 3,586,863 | 1,110,687 | 2,476,176 | 3,956,471 | 787,125 | 3,169,346 |
| Pioneer Fund VCT Portfolio - Class I | 490,570 | 127,646 | 362,924 | 287,650 | 133,882 | 153,768 |
| Pioneer High Yield VCT Portfolio - Class I | 717,508 | 298,748 | 418,760 | 408,850 | 181,636 | 227,214 |
| Pioneer Mid Cap Value VCT Portfolio - Class I | 1,129,853 | 1,348,694 | (218,841) | 2,687,081 | 1,161,373 | 1,525,708 |
| T. Rowe Price Mid-Cap Value Fund, Inc.: | | | | | | |
| T. Rowe Price Mid-Cap Value Fund - R Class | 58,286 | 52,254 | 6,032 | 47,438 | 37,877 | 9,561 |
| T. Rowe Price Value Fund, Inc.: | | | | | | |
| T. Rowe Price Value Fund - Advisor Class | 2,667 | 21 | 2,646 | - | - | - |
| Templeton Funds, Inc.: | | | | | | |
| Templeton Foreign Fund - Class A | 32,311 | 24,244 | 8,067 | 38,689 | 27,170 | 11,519 |
| Templeton Growth Fund, Inc.: | | | | | | |
| Templeton Growth Fund, Inc. - Class A | 55,651 | 38,547 | 17,104 | 33,802 | 8,588 | 25,214 |
| Templeton Income Trust: | | | | | | |
| Templeton Global Bond Fund - Class A | 1,552,269 | 357,297 | 1,194,972 | 1,475,621 | 720,211 | 755,410 |
| The Growth Fund of America®, Inc.: | | | | | | |
| The Growth Fund of America® - Class R-3 | 524,599 | 259,493 | 265,106 | 283,392 | 86,785 | 196,607 |
| The Growth Fund of America® - Class R-4 | 5,803,069 | 2,997,786 | 2,805,283 | 8,304,196 | 1,192,144 | 7,112,052 |
| The Income Fund of America®, Inc.: | | | | | | |
| The Income Fund of America® - Class R-3 | 71,908 | 21,300 | 50,608 | 26,742 | 10,421 | 16,321 |
| UBS Funds: | | | | | | |
| UBS U.S. Small Cap Growth Fund - Class A | 23,849 | 8,380 | 15,469 | 2,068 | 110 | 1,958 |
| Vanguard® Variable Insurance Fund: | | | | | | |
| Diversified Value Portfolio | 8,813 | 7,039 | 1,774 | 5,131 | 5 | 5,126 |
| Equity Income Portfolio | 4,681 | 8,385 | (3,704) | 3,391 | 1,156 | 2,235 |
| Small Company Growth Portfolio | 1,766 | 345 | 1,421 | 21 | - | 21 |
| Wanger Advisors Trust: | | | | | | |
| Wanger Select | 1,454,894 | 258,150 | 1,196,744 | 431,399 | 67,340 | 364,059 |
| Wanger U.S. Smaller Companies | 868,835 | 339,418 | 529,417 | 634,281 | 95,326 | 538,955 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
| Washington Mutual Investors Fund[SM], Inc.: | | | | | | |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | 254,815 | 151,932 | 102,883 | 157,618 | 74,088 | 83,530 |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | 1,884,997 | 1,042,123 | 842,874 | 3,177,809 | 501,607 | 2,676,202 |
| Wells Fargo Funds Trust: | | | | | | |
| Wells Fargo Advantage Small Cap Value Fund - Class A | 1,949 | 19 | 1,930 | - | - | - |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

## 8. Unit Summary

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 16,111.806 | $ | 13.06 | $ | 210,420 |
| ING MAP PLUS NP12 | 31.249 | | 13.04 | | 407 |
| ING MAP PLUS NP15 | 668.316 | | 12.98 | | 8,675 |
| ING MAP PLUS NP19 | 141.715 | | 12.91 | | 1,830 |
| ING MAP PLUS NP32 | 941.496 | | 12.67 | | 11,929 |
| Qualified XII (1.00) | 78.797 | | 14.87 | | 1,172 |
| | 17,973.379 | | | $ | 234,433 |
| | | | | | |
| **AIM Small Cap Growth Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 1,335.897 | $ | 13.01 | $ | 17,380 |
| | 1,335.897 | | | $ | 17,380 |
| | | | | | |
| **AIM Global Health Care Fund - Investor Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP14 | 389.519 | $ | 31.99 | $ | 12,461 |
| ING MAP PLUS NP15 | 1,059.713 | | 31.96 | | 33,868 |
| ING MAP PLUS NP21 | 804.104 | | 31.82 | | 25,587 |
| ING MAP PLUS NP22 | 79.852 | | 31.80 | | 2,539 |
| ING MAP PLUS NP23 | 2.293 | | 31.77 | | 73 |
| ING MAP PLUS NP26 | 792.049 | | 31.70 | | 25,108 |
| ING MAP PLUS NP28 | 181.660 | | 31.66 | | 5,751 |
| ING MAP PLUS NP30 | 263.661 | | 31.61 | | 8,334 |
| | 3,572.851 | | | $ | 113,721 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 9,352.795 | $6.42 to $12.21 | $ 64,828 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 7,767.550 | 12.36 | 96,007 |
| Qualified VI | 1,344,907.092 | 10.41 | 14,000,483 |
| Qualified VIII | 1,582.620 | 10.40 | 16,459 |
| Qualified X (1.15) | 20,384.261 | 10.49 | 213,831 |
| Qualified X (1.25) | 138,735.213 | 10.41 | 1,444,234 |
| Qualified XII (0.05) | 4,304.364 | 11.05 | 47,563 |
| Qualified XII (0.35) | 1,791.060 | 11.16 | 19,988 |
| Qualified XII (0.50) | 23,326.837 | 11.03 | 257,295 |
| Qualified XII (0.55) | 29,708.336 | 10.99 | 326,495 |
| Qualified XII (0.60) | 28,794.584 | 10.94 | 315,013 |
| Qualified XII (0.65) | 9,881.525 | 10.90 | 107,709 |
| Qualified XII (0.70) | 79,449.431 | 10.86 | 862,821 |
| Qualified XII (0.75) | 40,655.095 | 10.82 | 439,888 |
| Qualified XII (0.80) | 123,351.782 | 10.78 | 1,329,732 |
| Qualified XII (0.85) | 209,088.466 | 10.73 | 2,243,519 |
| Qualified XII (0.90) | 10,980.155 | 10.69 | 117,378 |
| Qualified XII (0.95) | 185,632.601 | 10.65 | 1,976,987 |
| Qualified XII (1.00) | 289,199.861 | 10.61 | 3,068,411 |
| Qualified XII (1.05) | 63,038.395 | 10.57 | 666,316 |
| Qualified XII (1.10) | 43,960.623 | 10.53 | 462,905 |
| Qualified XII (1.15) | 39,917.884 | 10.49 | 418,739 |
| Qualified XII (1.20) | 43,185.252 | 10.45 | 451,286 |
| Qualified XII (1.25) | 47,127.855 | 10.41 | 490,601 |
| Qualified XII (1.30) | 5,146.900 | 10.37 | 53,373 |
| Qualified XII (1.35) | 9,819.380 | 10.33 | 101,434 |
| Qualified XII (1.40) | 12,793.931 | 10.29 | 131,650 |
| Qualified XII (1.45) | 2,504.214 | 10.25 | 25,668 |
| Qualified XII (1.50) | 1,683.438 | 10.21 | 17,188 |
| Qualified XV | 12,287.303 | 10.62 | 130,491 |
| Qualified XVI | 34,535.380 | 10.21 | 352,606 |
| Qualified XVII | 558.781 | 10.41 | 5,817 |
| Qualified XVIII | 4,158.873 | 10.41 | 43,294 |
| Qualified XXI | 21,966.861 | 10.75 | 236,144 |
| Qualified XXV | 9,888.506 | 10.74 | 106,203 |
| Qualified XXVI | 12,933.030 | 10.64 | 137,607 |
| Qualified XXVII | 323,718.135 | 6.54 | 2,117,117 |
| Qualified XXXII | 2,361.731 | 12.18 | 28,766 |
| Qualified XXXVI | 6,036.511 | 12.01 | 72,498 |
| | 3,256,516.611 | | $ 32,998,344 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Currently payable annuity contracts: | 1,301.998 | $ 13.28 | $ 17,291 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 9,383.484 | 12.67 | 118,889 |
| Qualified VI | 2,116,658.043 | 9.96 | 21,081,914 |
| Qualified VIII | 4.083 | 9.95 | 41 |
| Qualified X (1.15) | 43,719.892 | 10.03 | 438,511 |
| Qualified X (1.25) | 142,529.391 | 9.96 | 1,419,593 |
| Qualified XII (0.05) | 13,665.275 | 10.57 | 144,442 |
| Qualified XII (0.25) | 77,518.714 | 10.75 | 833,326 |
| Qualified XII (0.35) | 2,151.790 | 10.67 | 22,960 |
| Qualified XII (0.50) | 19,517.270 | 10.55 | 205,907 |
| Qualified XII (0.55) | 72,305.550 | 10.51 | 759,931 |
| Qualified XII (0.60) | 97,804.278 | 10.47 | 1,024,011 |
| Qualified XII (0.65) | 13,763.294 | 10.43 | 143,551 |
| Qualified XII (0.70) | 103,954.752 | 10.39 | 1,080,090 |
| Qualified XII (0.75) | 61,296.167 | 10.35 | 634,415 |
| Qualified XII (0.80) | 245,794.021 | 10.31 | 2,534,136 |
| Qualified XII (0.85) | 234,070.249 | 10.27 | 2,403,901 |
| Qualified XII (0.90) | 10,710.270 | 10.23 | 109,566 |
| Qualified XII (0.95) | 196,000.908 | 10.19 | 1,997,249 |
| Qualified XII (1.00) | 590,772.884 | 10.15 | 5,996,345 |
| Qualified XII (1.05) | 127,347.033 | 10.11 | 1,287,479 |
| Qualified XII (1.10) | 68,773.557 | 10.07 | 692,550 |
| Qualified XII (1.15) | 62,589.013 | 10.03 | 627,768 |
| Qualified XII (1.20) | 61,962.700 | 9.99 | 619,007 |
| Qualified XII (1.25) | 61,914.080 | 9.96 | 616,664 |
| Qualified XII (1.30) | 2,377.206 | 9.92 | 23,582 |
| Qualified XII (1.35) | 10,249.870 | 9.88 | 101,269 |
| Qualified XII (1.40) | 23,894.428 | 9.84 | 235,121 |
| Qualified XII (1.45) | 3,703.404 | 9.80 | 36,293 |
| Qualified XII (1.50) | 3,170.612 | 9.77 | 30,977 |
| Qualified XV | 6,773.714 | 10.16 | 68,821 |
| Qualified XVI | 45,448.939 | 9.77 | 444,036 |
| Qualified XVII | 4,949.243 | 9.96 | 49,294 |
| Qualified XVIII | 6,295.276 | 9.96 | 62,701 |
| Qualified XXI | 11,329.200 | 10.28 | 116,464 |
| Qualified XXV | 20,977.287 | 10.27 | 215,437 |
| Qualified XXVI | 18,263.843 | 10.18 | 185,926 |
| Qualified XXVII | 404,384.674 | 8.01 | 3,239,121 |
| Qualified XXXII | 1,736.998 | 13.38 | 23,241 |
| Qualified XXXIII (0.65) | 385.774 | 13.52 | 5,216 |
| Qualified XXXVI | 5,491.939 | 13.60 | 74,690 |
| | 5,004,941.103 | | $ 49,721,726 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP18 | 2,627.979 | $ | 12.76 | $ | 33,533 |
| ING MAP PLUS NP22 | 498.099 | | 12.68 | | 6,316 |
| ING MAP PLUS NP24 | 395.344 | | 12.65 | | 5,001 |
| ING MAP PLUS NP26 | 1,588.158 | | 12.61 | | 20,027 |
| ING MAP PLUS NP30 | 45.031 | | 12.54 | | 565 |
| | 5,154.611 | | | $ | 65,442 |
| | | | | | |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 12,542.395 | $ | 13.51 | $ | 169,448 |
| Qualified X (1.25) | 28,042.251 | | 13.48 | | 378,010 |
| Qualified XVIII | 718.833 | | 13.56 | | 9,747 |
| | 41,303.479 | | | $ | 557,205 |
| | | | | | |
| **Allianz NFJ Small-Cap Value - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP11 | 4,226.426 | $ | 15.50 | $ | 65,510 |
| ING MAP PLUS NP12 | 30.776 | | 15.48 | | 476 |
| ING MAP PLUS NP14 | 2,214.045 | | 15.44 | | 34,185 |
| ING MAP PLUS NP18 | 16,924.412 | | 15.35 | | 259,790 |
| ING MAP PLUS NP19 | 969.611 | | 15.32 | | 14,854 |
| ING MAP PLUS NP21 | 6,684.040 | | 15.28 | | 102,132 |
| | 31,049.310 | | | $ | 476,947 |

| Division/Contract | Units | | Unit Value | | Extended Value |
|---|---|---|---|---|---|
| **American Balanced Fund® - Class R-3** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP5 | 6,516.876 | $ | 12.12 | $ | 78,985 |
| ING MAP PLUS NP6 | 4,098.633 | | 12.11 | | 49,634 |
| ING MAP PLUS NP7 | 2,227.958 | | 12.09 | | 26,936 |
| ING MAP PLUS NP8 | 7,355.443 | | 12.07 | | 88,780 |
| ING MAP PLUS NP9 | 33,890.002 | | 12.05 | | 408,375 |
| ING MAP PLUS NP10 | 21,336.296 | | 12.04 | | 256,889 |
| ING MAP PLUS NP11 | 4,231.793 | | 12.02 | | 50,866 |
| ING MAP PLUS NP14 | 52,108.694 | | 11.97 | | 623,741 |
| ING MAP PLUS NP15 | 20,392.669 | | 11.95 | | 243,692 |
| ING MAP PLUS NP16 | 176.566 | | 11.93 | | 2,106 |
| ING MAP PLUS NP17 | 10,486.543 | | 11.92 | | 125,000 |
| ING MAP PLUS NP18 | 3,400.416 | | 11.90 | | 40,465 |
| ING MAP PLUS NP19 | 19,860.464 | | 11.88 | | 235,942 |
| ING MAP PLUS NP20 | 115,359.775 | | 11.86 | | 1,368,167 |
| ING MAP PLUS NP21 | 29,681.517 | | 11.85 | | 351,726 |
| ING MAP PLUS NP22 | 55.188 | | 11.83 | | 653 |
| ING MAP PLUS NP23 | 2,993.767 | | 11.81 | | 35,356 |
| ING MAP PLUS NP24 | 8,591.609 | | 11.79 | | 101,295 |
| ING MAP PLUS NP26 | 5,213.849 | | 11.76 | | 61,315 |
| ING MAP PLUS NP27 | 58,168.733 | | 11.74 | | 682,901 |
| ING MAP PLUS NP28 | 8,815.708 | | 11.73 | | 103,408 |
| ING MAP PLUS NP29 | 3,751.453 | | 11.71 | | 43,930 |
| ING MAP PLUS NP30 | 2,644.604 | | 11.69 | | 30,915 |
| ING MAP PLUS NP32 | 269.627 | | 11.66 | | 3,144 |
| | 421,628.183 | | | $ | 5,014,221 |
| | | | | | |
| **American Century Income & Growth Fund - Advisor Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 17.615 | $ | 37.17 | $ | 655 |
| Qualified XII (1.10) | 1,554.266 | | 36.93 | | 57,399 |
| Qualified XXVII | 493,913.520 | | 12.01 | | 5,931,901 |
| | 495,485.401 | | | $ | 5,989,955 |
| | | | | | |
| **Ariel Appreciation Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP13 | 20.819 | $ | 12.24 | $ | 255 |
| ING MAP PLUS NP14 | 11,422.152 | | 12.22 | | 139,579 |
| ING MAP PLUS NP15 | 18,087.903 | | 12.21 | | 220,853 |
| ING MAP PLUS NP17 | 3,544.892 | | 12.17 | | 43,141 |
| ING MAP PLUS NP18 | 887.605 | | 12.15 | | 10,784 |
| ING MAP PLUS NP19 | 11,952.824 | | 12.14 | | 145,107 |
| ING MAP PLUS NP23 | 16.300 | | 12.07 | | 197 |
| ING MAP PLUS NP24 | 3,037.407 | | 12.05 | | 36,601 |
| ING MAP PLUS NP26 | 437.802 | | 12.01 | | 5,258 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Ariel Appreciation Fund (continued)** | | | | | |
| ING MAP PLUS NP29 | 4.447 | $ | 11.96 | $ | 53 |
| ING MAP PLUS NP30 | 2,269.749 | | 11.94 | | 27,101 |
| ING MAP PLUS NP32 | 33.683 | | 11.91 | | 401 |
| | 51,715.583 | | | $ | 629,330 |
| **Ariel Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 1,156.738 | $ | 12.91 | $ | 14,933 |
| ING MAP PLUS NP12 | 29.516 | | 12.84 | | 379 |
| ING MAP PLUS NP14 | 7,073.939 | | 12.80 | | 90,546 |
| ING MAP PLUS NP15 | 7,301.811 | | 12.78 | | 93,317 |
| ING MAP PLUS NP17 | 1,053.151 | | 12.75 | | 13,428 |
| ING MAP PLUS NP18 | 4,029.821 | | 12.73 | | 51,300 |
| ING MAP PLUS NP19 | 3,321.732 | | 12.71 | | 42,219 |
| ING MAP PLUS NP20 | 2,752.847 | | 12.69 | | 34,934 |
| ING MAP PLUS NP21 | 6,068.310 | | 12.67 | | 76,885 |
| ING MAP PLUS NP22 | 3,771.503 | | 12.65 | | 47,710 |
| ING MAP PLUS NP24 | 1,976.520 | | 12.62 | | 24,944 |
| ING MAP PLUS NP26 | 2,079.990 | | 12.58 | | 26,166 |
| ING MAP PLUS NP27 | 9,855.281 | | 12.56 | | 123,782 |
| ING MAP PLUS NP28 | 738.969 | | 12.54 | | 9,267 |
| ING MAP PLUS NP29 | 38.213 | | 12.53 | | 479 |
| ING MAP PLUS NP30 | 745.337 | | 12.51 | | 9,324 |
| | 51,993.678 | | | $ | 659,613 |
| **Baron Asset Fund** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP6 | 1,673.207 | $ | 15.58 | $ | 26,069 |
| ING MAP PLUS NP8 | 4,060.521 | | 15.54 | | 63,100 |
| ING MAP PLUS NP9 | 2,553.588 | | 15.52 | | 39,632 |
| ING MAP PLUS NP10 | 4,251.222 | | 15.49 | | 65,851 |
| ING MAP PLUS NP11 | 671.938 | | 15.47 | | 10,395 |
| ING MAP PLUS NP13 | 8,140.135 | | 15.43 | | 125,602 |
| ING MAP PLUS NP14 | 7,448.446 | | 15.40 | | 114,706 |
| ING MAP PLUS NP15 | 2,290.748 | | 15.38 | | 35,232 |
| ING MAP PLUS NP16 | 4.936 | | 15.36 | | 76 |
| ING MAP PLUS NP17 | 2,978.735 | | 15.34 | | 45,694 |
| ING MAP PLUS NP18 | 3,638.771 | | 15.31 | | 55,710 |
| ING MAP PLUS NP21 | 22,520.498 | | 15.25 | | 343,438 |
| ING MAP PLUS NP22 | 84.200 | | 15.23 | | 1,282 |
| ING MAP PLUS NP23 | 2,485.505 | | 15.20 | | 37,780 |
| ING MAP PLUS NP26 | 360.990 | | 15.14 | | 5,465 |
| ING MAP PLUS NP27 | 1,808.796 | | 15.12 | | 27,349 |
| ING MAP PLUS NP28 | 36.326 | | 15.09 | | 548 |
| ING MAP PLUS NP30 | 1,967.082 | | 15.05 | | 29,605 |
| ING MAP PLUS NP31 | 122.894 | | 15.03 | | 1,847 |
| | 67,098.538 | | | $ | 1,029,381 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Baron Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 2,009.844 | $ 14.65 | $ 29,444 |
| ING MAP PLUS NP8 | 8,033.844 | 14.63 | 117,535 |
| ING MAP PLUS NP11 | 3,937.299 | 14.57 | 57,366 |
| ING MAP PLUS NP12 | 120.197 | 14.55 | 1,749 |
| ING MAP PLUS NP14 | 8,148.457 | 14.50 | 118,153 |
| ING MAP PLUS NP18 | 7,906.239 | 14.42 | 114,008 |
| ING MAP PLUS NP19 | 3,992.235 | 14.40 | 57,488 |
| ING MAP PLUS NP20 | 45,554.661 | 14.38 | 655,076 |
| ING MAP PLUS NP21 | 10,579.310 | 14.36 | 151,919 |
| ING MAP PLUS NP23 | 6,298.850 | 14.32 | 90,200 |
| ING MAP PLUS NP24 | 1,977.983 | 14.29 | 28,265 |
| ING MAP PLUS NP27 | 885.172 | 14.23 | 12,596 |
| | 99,444.091 | | $ 1,433,799 |
| | | | |
| **Calvert Social Balanced Portfolio** | | | |
| Currently payable annuity contracts: | 9,328.693 | $ 12.36 | $ 115,303 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 797.771 | 12.12 | 9,669 |
| ING Custom Choice 65 | 5,410.810 | 11.75 | 63,577 |
| Qualified V | 395.892 | 24.64 | 9,755 |
| Qualified VI | 856,504.780 | 24.46 | 20,950,107 |
| Qualified VIII | 5,213.225 | 22.20 | 115,734 |
| Qualified X (1.15) | 4,537.000 | 12.64 | 57,348 |
| Qualified X (1.25) | 67,654.208 | 12.53 | 847,707 |
| Qualified XII (0.05) | 6,748.288 | 26.21 | 176,873 |
| Qualified XII (0.25) | 7,566.138 | 13.87 | 104,942 |
| Qualified XII (0.35) | 679.510 | 13.75 | 9,343 |
| Qualified XII (0.40) | 97,690.624 | 19.14 | 1,869,799 |
| Qualified XII (0.45) | 63.767 | 13.64 | 870 |
| Qualified XII (0.50) | 13,935.847 | 13.90 | 193,708 |
| Qualified XII (0.55) | 16,083.849 | 13.52 | 217,454 |
| Qualified XII (0.60) | 8,536.517 | 13.46 | 114,902 |
| Qualified XII (0.65) | 9,903.807 | 13.40 | 132,711 |
| Qualified XII (0.70) | 115,155.230 | 13.35 | 1,537,322 |
| Qualified XII (0.75) | 106,689.357 | 13.29 | 1,417,902 |
| Qualified XII (0.80) | 121,470.998 | 13.93 | 1,692,091 |
| Qualified XII (0.85) | 141,957.861 | 18.50 | 2,626,220 |
| Qualified XII (0.90) | 15,580.098 | 13.70 | 213,447 |
| Qualified XII (0.95) | 91,515.521 | 18.30 | 1,674,734 |
| Qualified XII (1.00) | 404,869.580 | 18.20 | 7,368,626 |
| Qualified XII (1.05) | 41,874.174 | 18.11 | 758,341 |
| Qualified XII (1.10) | 35,815.220 | 18.01 | 645,032 |
| Qualified XII (1.15) | 13,333.688 | 17.91 | 238,806 |
| Qualified XII (1.20) | 16,044.163 | 17.82 | 285,907 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Calvert Social Balanced Portfolio (continued)** | | | |
| Qualified XII (1.25) | 26,160.462 | $ 17.73 | $ 463,825 |
| Qualified XII (1.30) | 140.869 | 17.63 | 2,484 |
| Qualified XII (1.35) | 2,481.502 | 17.54 | 43,526 |
| Qualified XII (1.40) | 14,936.255 | 17.44 | 260,488 |
| Qualified XII (1.45) | 1,685.074 | 17.35 | 29,236 |
| Qualified XII (1.50) | 270.101 | 17.26 | 4,662 |
| Qualified XV | 3,042.620 | 25.20 | 76,674 |
| Qualified XVI | 32,690.460 | 23.87 | 780,321 |
| Qualified XVII | 667.935 | 24.46 | 16,338 |
| Qualified XVIII | 10,904.272 | 12.53 | 136,631 |
| Qualified XXI | 3,482.231 | 25.49 | 88,762 |
| Qualified XXV | 4,743.694 | 25.23 | 119,683 |
| Qualified XXVI | 1.185 | 24.99 | 30 |
| Qualified XXVII | 486,324.669 | 32.97 | 16,034,124 |
| Qualified XXVIII | 117,530.411 | 32.70 | 3,843,244 |
| Qualified XXXII | 497.600 | 12.23 | 6,086 |
| Qualified XXXVI | 3,679.475 | 12.60 | 46,361 |
| | 2,924,595.431 | | $ 65,400,705 |
| | | | |
| **Capital One Mid Cap Equity Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.70) | 73.058 | $ 13.51 | $ 987 |
| Qualified XII (0.80) | 2,987.200 | 13.48 | 40,267 |
| Qualified XII (0.85) | 4,089.195 | 13.46 | 55,041 |
| | 7,149.453 | | $ 96,295 |
| | | | |
| **DWS Equity 500 Index Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 11,423.183 | $ 14.64 | $ 167,235 |
| | 11,423.183 | | $ 167,235 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 22,703.860 | $ 16.91 | $ 383,922 |
| ING MAP PLUS NP8 | 26,447.031 | 16.86 | 445,897 |
| ING MAP PLUS NP9 | 8,327.296 | 16.84 | 140,232 |
| ING MAP PLUS NP10 | 9,072.248 | 16.81 | 152,504 |
| ING MAP PLUS NP11 | 17,403.104 | 16.79 | 292,198 |
| ING MAP PLUS NP12 | 12,509.250 | 16.77 | 209,780 |
| ING MAP PLUS NP13 | 155.161 | 16.74 | 2,597 |
| ING MAP PLUS NP14 | 35,702.124 | 16.72 | 596,940 |
| ING MAP PLUS NP15 | 37,353.998 | 16.69 | 623,438 |
| ING MAP PLUS NP17 | 11,417.732 | 16.64 | 189,991 |
| ING MAP PLUS NP18 | 512.310 | 16.62 | 8,515 |
| ING MAP PLUS NP19 | 4,275.026 | 16.60 | 70,965 |
| ING MAP PLUS NP21 | 10,394.076 | 16.55 | 172,022 |
| ING MAP PLUS NP22 | 4,075.251 | 16.52 | 67,323 |
| ING MAP PLUS NP23 | 2,319.878 | 16.50 | 38,278 |
| ING MAP PLUS NP24 | 4,534.255 | 16.48 | 74,725 |
| ING MAP PLUS NP25 | 118.562 | 16.45 | 1,950 |
| ING MAP PLUS NP26 | 2,043.246 | 16.43 | 33,571 |
| ING MAP PLUS NP27 | 471.777 | 16.40 | 7,737 |
| ING MAP PLUS NP28 | 5,106.754 | 16.38 | 83,649 |
| ING MAP PLUS NP29 | 7,371.350 | 16.36 | 120,595 |
| ING MAP PLUS NP30 | 2,699.525 | 16.33 | 44,083 |
| ING MAP PLUS NP31 | 67.586 | 16.31 | 1,102 |
| ING MAP PLUS NP32 | 296.401 | 16.29 | 4,828 |
| | 225,377.801 | | $ 3,766,842 |
| | | | |
| **EuroPacific Growth Fund® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,754.666 | $ 17.16 | $ 47,270 |
| ING Custom Choice 65 | 7,072.436 | 14.91 | 105,450 |
| Qualified V | 2,089.454 | 16.40 | 34,267 |
| Qualified VI | 2,802,670.905 | 16.47 | 46,159,990 |
| Qualified XII (0.00) | 8.858 | 17.03 | 151 |
| Qualified XII (0.15) | 136,908.889 | 16.96 | 2,321,975 |
| Qualified XII (0.30) | 67.810 | 16.89 | 1,145 |
| Qualified XII (0.35) | 78,803.879 | 16.87 | 1,329,421 |
| Qualified XII (0.40) | 9,813.160 | 16.85 | 165,352 |
| Qualified XII (0.50) | 410,203.168 | 16.80 | 6,891,413 |
| Qualified XII (0.55) | 5,303.207 | 16.78 | 88,988 |
| Qualified XII (0.60) | 30,646.391 | 16.76 | 513,634 |
| Qualified XII (0.65) | 11,920.814 | 16.74 | 199,554 |
| Qualified XII (0.70) | 236,077.039 | 16.71 | 3,944,847 |
| Qualified XII (0.75) | 100,139.847 | 16.69 | 1,671,334 |
| Qualified XII (0.80) | 1,224,388.016 | 16.67 | 20,410,548 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **EuroPacific Growth Fund® - Class R-4 (continued)** | | | |
| Qualified XII (0.85) | 212,150.178 | $ 16.65 | $ 3,532,300 |
| Qualified XII (0.90) | 17,566.782 | 16.63 | 292,136 |
| Qualified XII (0.95) | 148,502.305 | 16.60 | 2,465,138 |
| Qualified XII (1.00) | 1,748,284.336 | 16.58 | 28,986,554 |
| Qualified XII (1.05) | 93,960.757 | 16.56 | 1,555,990 |
| Qualified XII (1.10) | 37,909.186 | 16.54 | 627,018 |
| Qualified XII (1.15) | 60,845.662 | 16.52 | 1,005,170 |
| Qualified XII (1.20) | 8,646.208 | 16.49 | 142,576 |
| Qualified XII (1.25) | 48,827.666 | 16.47 | 804,192 |
| Qualified XII (1.30) | 955.174 | 16.45 | 15,713 |
| Qualified XII (1.35) | 5,898.561 | 16.43 | 96,913 |
| Qualified XII (1.40) | 8,991.741 | 16.41 | 147,554 |
| Qualified XII (1.45) | 1,803.173 | 16.38 | 29,536 |
| Qualified XII (1.50) | 474.308 | 16.36 | 7,760 |
| Qualified XV | 2,317.376 | 16.60 | 38,468 |
| Qualified XVI | 46,481.141 | 16.36 | 760,431 |
| Qualified XVII | 1,423.820 | 16.58 | 23,607 |
| Qualified XXI | 7,969.842 | 16.67 | 132,857 |
| Qualified XXV | 5,129.300 | 16.72 | 85,762 |
| Qualified XXVI | 11,031.310 | 16.66 | 183,782 |
| Qualified XXVII | 1,126,137.614 | 14.58 | 16,419,086 |
| | 8,654,174.979 | | $ 141,237,882 |
| | | | |
| **Evergreen Special Values Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 544.676 | $ 15.47 | $ 8,426 |
| ING MAP PLUS NP8 | 2,886.478 | 15.45 | 44,596 |
| ING MAP PLUS NP15 | 4,687.443 | 15.30 | 71,718 |
| ING MAP PLUS NP17 | 4,640.862 | 15.25 | 70,773 |
| ING MAP PLUS NP18 | 2,643.053 | 15.23 | 40,254 |
| ING MAP PLUS NP21 | 5,443.879 | 15.16 | 82,529 |
| ING MAP PLUS NP25 | 1,128.621 | 15.08 | 17,020 |
| ING MAP PLUS NP26 | 1,115.407 | 15.05 | 16,787 |
| ING MAP PLUS NP27 | 134.941 | 15.03 | 2,028 |
| Qualified V | 1,089.479 | 23.55 | 25,657 |
| Qualified VI | 1,041,048.158 | 23.79 | 24,766,536 |
| Qualified XII (0.50) | 42,075.983 | 24.96 | 1,050,217 |
| Qualified XII (0.55) | 9,642.727 | 24.88 | 239,911 |
| Qualified XII (0.60) | 11,137.088 | 24.80 | 276,200 |
| Qualified XII (0.65) | 2,697.181 | 24.72 | 66,674 |
| Qualified XII (0.70) | 60,043.991 | 24.64 | 1,479,484 |
| Qualified XII (0.75) | 20,013.048 | 24.56 | 491,520 |
| Qualified XII (0.80) | 74,472.029 | 24.48 | 1,823,075 |
| Qualified XII (0.85) | 69,703.045 | 24.41 | 1,701,451 |
| Qualified XII (0.90) | 3,868.771 | 24.33 | 94,127 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Evergreen Special Values Fund - Class A (continued)** | | | |
| Qualified XII (0.95) | 59,348.046 | $ 24.25 | $ 1,439,190 |
| Qualified XII (1.00) | 652,956.860 | 24.17 | 15,781,967 |
| Qualified XII (1.05) | 45,659.255 | 24.10 | 1,100,388 |
| Qualified XII (1.10) | 15,412.863 | 24.02 | 370,217 |
| Qualified XII (1.15) | 47,470.052 | 23.94 | 1,136,433 |
| Qualified XII (1.20) | 9,912.612 | 23.87 | 236,614 |
| Qualified XII (1.25) | 30,174.135 | 23.79 | 717,843 |
| Qualified XII (1.30) | 2,149.652 | 23.72 | 50,990 |
| Qualified XII (1.35) | 446.561 | 23.64 | 10,557 |
| Qualified XII (1.40) | 4,717.141 | 23.56 | 111,136 |
| Qualified XII (1.45) | 870.547 | 23.49 | 20,449 |
| Qualified XII (1.50) | 27.984 | 23.41 | 655 |
| Qualified XVI | 16,999.441 | 23.41 | 397,957 |
| Qualified XVII | 3,490.037 | 23.79 | 83,028 |
| Qualified XXVII | 2,175,934.973 | 23.95 | 52,113,643 |
| | 4,424,587.019 | | $ 105,940,050 |
| | | | |
| **Fidelity® Advisor Mid Cap Fund - Class T** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 819.320 | $ 13.88 | $ 11,372 |
| ING MAP PLUS NP10 | 12,322.247 | 13.82 | 170,293 |
| ING MAP PLUS NP11 | 4,464.980 | 13.80 | 61,617 |
| ING MAP PLUS NP14 | 8,818.001 | 13.74 | 121,159 |
| ING MAP PLUS NP15 | 9,332.410 | 13.72 | 128,041 |
| ING MAP PLUS NP19 | 3,125.647 | 13.64 | 42,634 |
| ING MAP PLUS NP21 | 2,835.936 | 13.60 | 38,569 |
| ING MAP PLUS NP22 | 3,189.423 | 13.58 | 43,312 |
| ING MAP PLUS NP23 | 1,287.219 | 13.56 | 17,455 |
| ING MAP PLUS NP27 | 149.654 | 13.48 | 2,017 |
| ING MAP PLUS NP28 | 3,969.361 | 13.46 | 53,428 |
| ING MAP PLUS NP32 | 325.780 | 13.38 | 4,359 |
| | 50,639.978 | | $ 694,256 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 332,279.841 | $13.42 to $14.66 | $ 4,863,757 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 355.755 | 14.02 | 4,988 |
| ING Custom Choice 65 | 50,382.680 | 13.30 | 670,090 |
| ING MAP PLUS NP5 | 8,247.486 | 13.76 | 113,485 |
| ING MAP PLUS NP8 | 11,564.703 | 13.70 | 158,436 |
| ING MAP PLUS NP11 | 951.718 | 13.64 | 12,981 |
| ING MAP PLUS NP12 | 26,550.283 | 13.62 | 361,615 |
| ING MAP PLUS NP17 | 1,792.361 | 13.52 | 24,233 |
| ING MAP PLUS NP18 | 189.322 | 13.51 | 2,558 |
| ING MAP PLUS NP21 | 8,412.923 | 13.45 | 113,154 |
| ING MAP PLUS NP22 | 412.614 | 13.43 | 5,541 |
| ING MAP PLUS NP23 | 123.038 | 13.41 | 1,650 |
| ING MAP PLUS NP26 | 3,662.453 | 13.35 | 48,894 |
| ING MAP PLUS NP29 | 108.859 | 13.29 | 1,447 |
| ING MAP PLUS NP30 | 3,213.131 | 13.27 | 42,638 |
| ING MAP PLUS NP32 | 1,209.945 | 13.23 | 16,008 |
| Qualified V | 1,590.005 | 26.02 | 41,372 |
| Qualified VI | 5,182,052.632 | 26.59 | 137,790,779 |
| Qualified VIII | 6,316.264 | 26.48 | 167,255 |
| Qualified X (1.15) | 321,620.678 | 33.70 | 10,838,617 |
| Qualified X (1.25) | 543,429.352 | 33.28 | 18,085,329 |
| Qualified XII (0.00) | 2.072 | 16.82 | 35 |
| Qualified XII (0.05) | 116,517.417 | 28.49 | 3,319,581 |
| Qualified XII (0.25) | 268,626.162 | 16.47 | 4,424,273 |
| Qualified XII (0.35) | 25,339.435 | 16.33 | 413,793 |
| Qualified XII (0.40) | 531,262.978 | 24.76 | 13,154,071 |
| Qualified XII (0.45) | 220.861 | 16.19 | 3,576 |
| Qualified XII (0.50) | 682,997.001 | 16.76 | 11,447,030 |
| Qualified XII (0.55) | 233,513.166 | 16.05 | 3,747,886 |
| Qualified XII (0.60) | 272,073.314 | 15.98 | 4,347,732 |
| Qualified XII (0.65) | 90,354.967 | 15.91 | 1,437,548 |
| Qualified XII (0.70) | 477,515.531 | 15.84 | 7,563,846 |
| Qualified XII (0.75) | 518,775.852 | 15.77 | 8,181,095 |
| Qualified XII (0.80) | 1,546,502.500 | 17.13 | 26,491,588 |
| Qualified XII (0.85) | 504,652.767 | 23.93 | 12,076,341 |
| Qualified XII (0.90) | 71,701.560 | 16.71 | 1,198,133 |
| Qualified XII (0.95) | 692,976.616 | 23.68 | 16,409,686 |
| Qualified XII (1.00) | 1,481,555.750 | 23.56 | 34,905,453 |
| Qualified XII (1.05) | 258,167.450 | 23.43 | 6,048,863 |
| Qualified XII (1.10) | 137,309.727 | 23.31 | 3,200,690 |
| Qualified XII (1.15) | 169,167.068 | 23.18 | 3,921,293 |
| Qualified XII (1.20) | 62,249.641 | 23.06 | 1,435,477 |
| Qualified XII (1.25) | 152,763.750 | 22.94 | 3,504,400 |
| Qualified XII (1.30) | 5,874.753 | 22.82 | 134,062 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.35) | 6,562.819 | $ 22.70 | $ 148,976 |
| Qualified XII (1.40) | 35,555.387 | 22.57 | 802,485 |
| Qualified XII (1.45) | 8,489.836 | 22.46 | 190,682 |
| Qualified XII (1.50) | 6,428.816 | 22.34 | 143,620 |
| Qualified XV | 32,939.799 | 27.40 | 902,550 |
| Qualified XVI | 164,429.036 | 25.95 | 4,266,933 |
| Qualified XVII | 10,083.082 | 26.59 | 268,109 |
| Qualified XVIII | 26,556.456 | 33.28 | 883,799 |
| Qualified XXI | 44,942.737 | 27.72 | 1,245,813 |
| Qualified XXV | 25,457.484 | 27.43 | 698,299 |
| Qualified XXVI | 24,857.135 | 27.18 | 675,617 |
| Qualified XXVII | 2,330,504.210 | 28.29 | 65,929,964 |
| Qualified XXVIII | 1,333,953.558 | 28.06 | 37,430,737 |
| Qualified XXXII | 29,566.057 | 14.35 | 424,273 |
| Qualified XXXIII (0.65) | 131.731 | 14.69 | 1,935 |
| Qualified XXXVI | 68,536.241 | 14.77 | 1,012,280 |
| | 18,953,580.765 | | $ 455,757,351 |
| | | | |
| **Fidelity® VIP Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 19,985.245 | $ 11.66 | $ 233,028 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,714.753 | 11.78 | 43,760 |
| ING Custom Choice 65 | 81,099.809 | 12.05 | 977,253 |
| ING MAP PLUS NP5 | 7,616.359 | 11.05 | 84,161 |
| ING MAP PLUS NP8 | 70.432 | 11.00 | 775 |
| ING MAP PLUS NP17 | 1,480.667 | 10.86 | 16,080 |
| ING MAP PLUS NP21 | 3,987.038 | 10.79 | 43,020 |
| ING MAP PLUS NP26 | 69.099 | 10.72 | 741 |
| Qualified V | 932.397 | 18.84 | 17,566 |
| Qualified VI | 6,753,787.804 | 18.95 | 127,984,279 |
| Qualified VIII | 8,185.509 | 19.17 | 156,916 |
| Qualified X (1.15) | 346,035.791 | 26.69 | 9,235,695 |
| Qualified X (1.25) | 556,961.344 | 26.36 | 14,681,501 |
| Qualified XII (0.05) | 22,612.590 | 20.31 | 459,262 |
| Qualified XII (0.25) | 482,224.774 | 13.06 | 6,297,856 |
| Qualified XII (0.35) | 46,498.267 | 12.95 | 602,153 |
| Qualified XII (0.45) | 524.489 | 12.84 | 6,734 |
| Qualified XII (0.50) | 451,275.041 | 13.42 | 6,056,111 |
| Qualified XII (0.55) | 314,560.397 | 12.73 | 4,004,354 |
| Qualified XII (0.60) | 358,553.628 | 12.67 | 4,542,874 |
| Qualified XII (0.65) | 237,194.056 | 12.62 | 2,993,389 |
| Qualified XII (0.70) | 544,267.107 | 12.56 | 6,835,995 |
| Qualified XII (0.75) | 584,248.331 | 12.51 | 7,308,947 |
| Qualified XII (0.80) | 922,066.867 | 13.65 | 12,586,213 |
| Qualified XII (0.85) | 829,269.521 | 17.93 | 14,868,803 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Growth Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.90) | 97,268.677 | $ 13.20 | $ 1,283,947 |
| Qualified XII (0.95) | 647,438.933 | 17.74 | 11,485,567 |
| Qualified XII (1.00) | 2,034,214.741 | 17.65 | 35,903,890 |
| Qualified XII (1.05) | 367,212.392 | 17.56 | 6,448,250 |
| Qualified XII (1.10) | 184,023.777 | 17.46 | 3,213,055 |
| Qualified XII (1.15) | 144,957.860 | 17.37 | 2,517,918 |
| Qualified XII (1.20) | 94,278.697 | 17.28 | 1,629,136 |
| Qualified XII (1.25) | 117,620.860 | 17.19 | 2,021,903 |
| Qualified XII (1.30) | 8,209.368 | 17.10 | 140,380 |
| Qualified XII (1.35) | 14,253.944 | 17.01 | 242,460 |
| Qualified XII (1.40) | 33,722.601 | 16.92 | 570,586 |
| Qualified XII (1.45) | 7,617.338 | 16.83 | 128,200 |
| Qualified XII (1.50) | 8,550.553 | 16.74 | 143,136 |
| Qualified XV | 35,402.089 | 19.53 | 691,403 |
| Qualified XVI | 190,758.228 | 18.49 | 3,527,120 |
| Qualified XVII | 8,134.754 | 18.95 | 154,154 |
| Qualified XVIII | 33,406.206 | 26.36 | 880,588 |
| Qualified XXI | 83,957.778 | 19.75 | 1,658,166 |
| Qualified XXV | 53,726.893 | 19.55 | 1,050,361 |
| Qualified XXVI | 39,141.265 | 19.37 | 758,166 |
| Qualified XXXII | 30,331.737 | 11.63 | 352,758 |
| Qualified XXXIII (0.65) | 2,957.034 | 10.60 | 31,345 |
| Qualified XXXVI | 90,967.329 | 10.65 | 968,802 |
| | 16,905,374.369 | | $ 295,838,757 |
| | | | |
| **Fidelity® VIP High Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 7,818.123 | $10.56 to $11.11 | $ 86,803 |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 571,769.266 | 10.12 | 5,786,305 |
| Qualified XXVIII | 187,121.912 | 10.04 | 1,878,704 |
| | 766,709.301 | | $ 7,751,812 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Overseas Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 5,787.407 | $ 14.63 | $ 84,670 |
| Qualified V | 504.109 | 20.16 | 10,163 |
| Qualified VI | 1,067,521.892 | 20.53 | 21,916,224 |
| Qualified VIII | 794.656 | 20.51 | 16,298 |
| Qualified X (1.15) | 77,872.401 | 21.42 | 1,668,027 |
| Qualified X (1.25) | 113,292.590 | 21.15 | 2,396,138 |
| Qualified XII (0.05) | 29,121.046 | 22.00 | 640,663 |
| Qualified XII (0.25) | 17,125.648 | 15.39 | 263,564 |
| Qualified XII (0.35) | 14,218.788 | 15.26 | 216,979 |
| Qualified XII (0.45) | 15.855 | 15.13 | 240 |
| Qualified XII (0.50) | 56,984.358 | 16.25 | 925,996 |
| Qualified XII (0.55) | 43,549.351 | 15.00 | 653,240 |
| Qualified XII (0.60) | 40,984.325 | 14.93 | 611,896 |
| Qualified XII (0.65) | 29,808.017 | 14.87 | 443,245 |
| Qualified XII (0.70) | 49,822.778 | 14.81 | 737,875 |
| Qualified XII (0.75) | 79,607.442 | 14.74 | 1,173,414 |
| Qualified XII (0.80) | 214,672.612 | 16.40 | 3,520,631 |
| Qualified XII (0.85) | 94,692.600 | 20.47 | 1,938,358 |
| Qualified XII (0.90) | 16,029.387 | 16.29 | 261,119 |
| Qualified XII (0.95) | 131,283.697 | 20.25 | 2,658,495 |
| Qualified XII (1.00) | 137,899.567 | 20.15 | 2,778,676 |
| Qualified XII (1.05) | 32,814.938 | 20.04 | 657,611 |
| Qualified XII (1.10) | 26,422.169 | 19.93 | 526,594 |
| Qualified XII (1.15) | 27,613.897 | 19.83 | 547,584 |
| Qualified XII (1.20) | 15,843.330 | 19.72 | 312,430 |
| Qualified XII (1.25) | 21,542.708 | 19.62 | 422,668 |
| Qualified XII (1.30) | 8,612.375 | 19.51 | 168,027 |
| Qualified XII (1.35) | 3,376.532 | 19.41 | 65,538 |
| Qualified XII (1.40) | 4,128.883 | 19.31 | 79,729 |
| Qualified XII (1.45) | 111.174 | 19.21 | 2,136 |
| Qualified XII (1.50) | 1,135.537 | 19.10 | 21,689 |
| Qualified XV | 8,158.793 | 21.16 | 172,640 |
| Qualified XVI | 35,066.308 | 20.03 | 702,378 |
| Qualified XVII | 2,218.378 | 20.53 | 45,543 |
| Qualified XVIII | 5,674.130 | 21.15 | 120,008 |
| Qualified XXI | 7,982.792 | 21.40 | 170,832 |
| Qualified XXV | 6,348.850 | 21.18 | 134,469 |
| Qualified XXVI | 5,136.092 | 20.98 | 107,755 |
| Qualified XXVII | 369,267.052 | 11.47 | 4,235,493 |
| Qualified XXXII | 3,478.415 | 16.20 | 56,350 |
| Qualified XXXIII (0.65) | 117.062 | 16.96 | 1,985 |
| Qualified XXXVI | 14,394.972 | 17.05 | 245,434 |
| | 2,821,032.913 | | $ 51,712,804 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Asset Manager℠ Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 815,717.126 | $ 19.95 | $ 16,273,557 |
| Qualified XXVIII | 105,463.321 | 19.79 | 2,087,119 |
| | 921,180.447 | | $ 18,360,676 |
| | | | |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 567,062.454 | $ 14.97 | $ 8,488,925 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 13,315.924 | 14.57 | 194,013 |
| ING Custom Choice 65 | 91,781.856 | 13.27 | 1,217,945 |
| ING MAP PLUS NP5 | 24,692.664 | 14.77 | 364,711 |
| ING MAP PLUS NP6 | 20,565.197 | 14.75 | 303,337 |
| ING MAP PLUS NP7 | 3,894.949 | 14.73 | 57,373 |
| ING MAP PLUS NP8 | 52,624.241 | 14.70 | 773,576 |
| ING MAP PLUS NP9 | 15,008.550 | 14.68 | 220,326 |
| ING MAP PLUS NP10 | 34,071.695 | 14.66 | 499,491 |
| ING MAP PLUS NP11 | 36,898.266 | 14.64 | 540,191 |
| ING MAP PLUS NP12 | 41,012.630 | 14.62 | 599,605 |
| ING MAP PLUS NP13 | 3,353.245 | 14.60 | 48,957 |
| ING MAP PLUS NP14 | 6,947.064 | 14.58 | 101,288 |
| ING MAP PLUS NP15 | 36,984.411 | 14.56 | 538,493 |
| ING MAP PLUS NP16 | 8,780.350 | 14.53 | 127,578 |
| ING MAP PLUS NP17 | 12,660.411 | 14.51 | 183,703 |
| ING MAP PLUS NP18 | 10,057.547 | 14.49 | 145,734 |
| ING MAP PLUS NP19 | 13,254.430 | 14.47 | 191,792 |
| ING MAP PLUS NP20 | 7,565.379 | 14.45 | 109,320 |
| ING MAP PLUS NP21 | 39,269.525 | 14.43 | 566,659 |
| ING MAP PLUS NP22 | 23,560.229 | 14.41 | 339,503 |
| ING MAP PLUS NP23 | 4,233.348 | 14.39 | 60,918 |
| ING MAP PLUS NP24 | 16,054.530 | 14.37 | 230,704 |
| ING MAP PLUS NP25 | 1,784.261 | 14.35 | 25,604 |
| ING MAP PLUS NP26 | 9,787.825 | 14.32 | 140,162 |
| ING MAP PLUS NP27 | 25,693.166 | 14.30 | 367,412 |
| ING MAP PLUS NP28 | 16,812.302 | 14.28 | 240,080 |
| ING MAP PLUS NP29 | 8,351.691 | 14.26 | 119,095 |
| ING MAP PLUS NP30 | 12,840.790 | 14.24 | 182,853 |
| ING MAP PLUS NP31 | 160.127 | 14.22 | 2,277 |
| ING MAP PLUS NP32 | 4,385.580 | 14.20 | 62,275 |
| Qualified V | 1,536.406 | 31.37 | 48,197 |
| Qualified VI | 11,199,575.580 | 31.73 | 355,362,533 |
| Qualified VIII | 6,525.311 | 31.91 | 208,223 |
| Qualified X (1.15) | 332,495.174 | 36.06 | 11,989,776 |
| Qualified X (1.25) | 887,780.023 | 35.65 | 31,649,358 |
| Qualified XII (0.00) | 656,743.764 | 12.07 | 7,926,897 |
| Qualified XII (0.05) | 222,882.162 | 34.00 | 7,577,994 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Contrafund®** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.15) | 205,067.386 | $ 20.32 | $ 4,166,969 |
| Qualified XII (0.25) | 434,646.308 | 20.14 | 8,753,777 |
| Qualified XII (0.30) | 225.167 | 20.06 | 4,517 |
| Qualified XII (0.35) | 146,993.202 | 19.97 | 2,935,454 |
| Qualified XII (0.40) | 774,715.277 | 30.86 | 23,907,713 |
| Qualified XII (0.45) | 1,599.122 | 19.80 | 31,663 |
| Qualified XII (0.50) | 1,082,527.334 | 20.60 | 22,300,063 |
| Qualified XII (0.55) | 510,357.286 | 19.63 | 10,018,314 |
| Qualified XII (0.60) | 383,018.549 | 19.55 | 7,488,013 |
| Qualified XII (0.65) | 235,683.181 | 19.46 | 4,586,395 |
| Qualified XII (0.70) | 994,100.035 | 19.38 | 19,265,659 |
| Qualified XII (0.75) | 1,035,000.015 | 19.30 | 19,975,500 |
| Qualified XII (0.80) | 3,361,869.080 | 21.12 | 71,002,675 |
| Qualified XII (0.85) | 811,346.246 | 29.83 | 24,202,459 |
| Qualified XII (0.90) | 216,614.962 | 20.46 | 4,431,942 |
| Qualified XII (0.95) | 3,947,271.638 | 29.51 | 116,483,986 |
| Qualified XII (1.00) | 3,678,667.868 | 29.35 | 107,968,902 |
| Qualified XII (1.05) | 396,000.924 | 29.20 | 11,563,227 |
| Qualified XII (1.10) | 237,295.234 | 29.04 | 6,891,054 |
| Qualified XII (1.15) | 516,839.995 | 28.89 | 14,931,507 |
| Qualified XII (1.20) | 73,889.831 | 28.74 | 2,123,594 |
| Qualified XII (1.25) | 261,881.307 | 28.58 | 7,484,568 |
| Qualified XII (1.30) | 5,566.240 | 28.43 | 158,248 |
| Qualified XII (1.35) | 10,022.930 | 28.28 | 283,448 |
| Qualified XII (1.40) | 52,830.561 | 28.13 | 1,486,124 |
| Qualified XII (1.45) | 11,204.573 | 27.98 | 313,504 |
| Qualified XII (1.50) | 12,425.450 | 27.83 | 345,800 |
| Qualified XV | 48,809.872 | 32.70 | 1,596,083 |
| Qualified XVI | 254,136.402 | 30.96 | 7,868,063 |
| Qualified XVII | 27,818.907 | 31.73 | 882,694 |
| Qualified XVIII | 32,554.922 | 35.65 | 1,160,583 |
| Qualified XXI | 142,496.844 | 33.07 | 4,712,371 |
| Qualified XXV | 51,522.116 | 32.73 | 1,686,319 |
| Qualified XXVI | 35,028.522 | 32.42 | 1,135,625 |
| Qualified XXVII | 4,854,925.240 | 36.46 | 177,010,574 |
| Qualified XXVIII | 1,434,090.878 | 36.17 | 51,871,067 |
| Qualified XXXII | 43,238.354 | 15.04 | 650,305 |
| Qualified XXXIII (0.65) | 66,268.402 | 16.98 | 1,125,237 |
| Qualified XXXVI | 119,282.921 | 17.07 | 2,036,159 |
| | 40,978,836.138 | | $ 1,176,647,033 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 4,183,211.700 | $ 27.98 | $ 117,046,263 |
| Qualified XXVIII | 425,449.512 | 27.75 | 11,806,224 |
| | 4,608,661.212 | | $ 128,852,487 |
| | | | |
| **Fidelity® VIP Mid Cap Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 446,100.784 | $ 12.22 | $ 5,451,352 |
| | 446,100.784 | | $ 5,451,352 |
| | | | |
| **Mutual Discovery Fund - Class R** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 10,026.475 | $ 16.30 | $ 163,432 |
| ING MAP PLUS NP12 | 15,972.397 | 16.21 | 258,913 |
| ING MAP PLUS NP13 | 6,278.868 | 16.19 | 101,655 |
| ING MAP PLUS NP14 | 14,314.690 | 16.16 | 231,325 |
| ING MAP PLUS NP15 | 175.007 | 16.14 | 2,825 |
| ING MAP PLUS NP17 | 174.872 | 16.09 | 2,814 |
| ING MAP PLUS NP18 | 9,819.568 | 16.07 | 157,800 |
| ING MAP PLUS NP19 | 5,333.104 | 16.05 | 85,596 |
| ING MAP PLUS NP20 | 2,896.794 | 16.02 | 46,407 |
| ING MAP PLUS NP21 | 7,777.789 | 16.00 | 124,445 |
| ING MAP PLUS NP23 | 212.818 | 15.95 | 3,394 |
| ING MAP PLUS NP24 | 985.627 | 15.93 | 15,701 |
| ING MAP PLUS NP26 | 1,262.387 | 15.88 | 20,047 |
| ING MAP PLUS NP27 | 13,920.248 | 15.86 | 220,775 |
| ING MAP PLUS NP29 | 112.546 | 15.81 | 1,779 |
| ING MAP PLUS NP30 | 33.500 | 15.79 | 529 |
| ING MAP PLUS NP32 | 26.886 | 15.75 | 423 |
| | 89,323.576 | | $ 1,437,860 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small-Mid Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP10 | 701.302 | $ 12.83 | $ 8,998 |
| ING MAP PLUS NP11 | 8,746.000 | 12.81 | 112,036 |
| ING MAP PLUS NP12 | 222.930 | 12.79 | 2,851 |
| ING MAP PLUS NP14 | 349.735 | 12.76 | 4,463 |
| ING MAP PLUS NP15 | 370.807 | 12.74 | 4,724 |
| ING MAP PLUS NP17 | 308.913 | 12.70 | 3,923 |
| ING MAP PLUS NP18 | 2,510.179 | 12.68 | 31,829 |
| ING MAP PLUS NP19 | 17,782.652 | 12.67 | 225,306 |
| ING MAP PLUS NP22 | 1,847.269 | 12.61 | 23,294 |
| ING MAP PLUS NP23 | 1,084.782 | 12.59 | 13,657 |
| ING MAP PLUS NP25 | 120.252 | 12.56 | 1,510 |
| ING MAP PLUS NP26 | 1,915.533 | 12.54 | 24,021 |
| ING MAP PLUS NP28 | 7,927.048 | 12.50 | 99,088 |
| ING MAP PLUS NP29 | 26.692 | 12.48 | 333 |
| ING MAP PLUS NP32 | 7.861 | 12.43 | 98 |
| | 43,921.955 | | $ 556,131 |
| | | | |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Currently payable annuity contracts: | 72,871.338 | $ 16.01 | $ 1,166,670 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 174.956 | 15.36 | 2,687 |
| ING Custom Choice 65 | 5,131.513 | 13.16 | 67,531 |
| ING MAP PLUS NP6 | 2,399.309 | 15.44 | 37,045 |
| ING MAP PLUS NP9 | 4.971 | 15.38 | 76 |
| ING MAP PLUS NP11 | 15,278.099 | 15.33 | 234,213 |
| ING MAP PLUS NP12 | 6,842.110 | 15.31 | 104,753 |
| ING MAP PLUS NP13 | 648.402 | 15.29 | 9,914 |
| ING MAP PLUS NP15 | 1,093.150 | 15.24 | 16,660 |
| ING MAP PLUS NP16 | 2,203.976 | 15.22 | 33,545 |
| ING MAP PLUS NP17 | 2,966.067 | 15.20 | 45,084 |
| ING MAP PLUS NP18 | 2,650.239 | 15.18 | 40,231 |
| ING MAP PLUS NP20 | 19,236.853 | 15.13 | 291,054 |
| ING MAP PLUS NP23 | 426.396 | 15.07 | 6,426 |
| ING MAP PLUS NP24 | 2,427.872 | 15.05 | 36,539 |
| ING MAP PLUS NP26 | 102.365 | 15.00 | 1,535 |
| ING MAP PLUS NP27 | 54.063 | 14.98 | 810 |
| ING MAP PLUS NP30 | 1,402.444 | 14.91 | 20,910 |
| ING MAP PLUS NP32 | 454.089 | 14.87 | 6,752 |
| Qualified V | 212.313 | 18.10 | 3,843 |
| Qualified VI | 1,444,904.006 | 18.25 | 26,369,498 |
| Qualified VIII | 105.458 | 18.25 | 1,925 |
| Qualified X (1.15) | 65,044.446 | 18.35 | 1,193,566 |
| Qualified X (1.25) | 169,778.514 | 18.25 | 3,098,458 |
| Qualified XII (0.15) | 4,150.109 | 19.38 | 80,429 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Franklin Small Cap Value Securities** | | | |
| **Fund - Class 2 (continued)** | | | |
| Qualified XII (0.35) | 23,711.019 | 19.17 | 454,540 |
| Qualified XII (0.50) | 155,794.618 | 19.01 | 2,961,656 |
| Qualified XII (0.55) | 48,455.522 | 18.96 | 918,717 |
| Qualified XII (0.60) | 94,814.750 | 18.91 | 1,792,947 |
| Qualified XII (0.65) | 84,755.971 | 18.86 | 1,598,498 |
| Qualified XII (0.70) | 87,801.011 | 18.81 | 1,651,537 |
| Qualified XII (0.75) | 38,569.359 | 18.76 | 723,561 |
| Qualified XII (0.80) | 111,914.639 | 18.71 | 2,093,923 |
| Qualified XII (0.85) | 191,900.843 | 18.66 | 3,580,870 |
| Qualified XII (0.90) | 10,084.735 | 18.60 | 187,576 |
| Qualified XII (0.95) | 92,783.803 | 18.55 | 1,721,140 |
| Qualified XII (1.00) | 739,498.536 | 18.50 | 13,680,723 |
| Qualified XII (1.05) | 51,033.915 | 18.45 | 941,576 |
| Qualified XII (1.10) | 14,897.534 | 18.40 | 274,115 |
| Qualified XII (1.15) | 53,377.474 | 18.35 | 979,477 |
| Qualified XII (1.20) | 9,892.015 | 18.30 | 181,024 |
| Qualified XII (1.25) | 48,594.602 | 18.25 | 886,851 |
| Qualified XII (1.30) | 543.205 | 18.20 | 9,886 |
| Qualified XII (1.35) | 5,208.040 | 18.15 | 94,526 |
| Qualified XII (1.40) | 7,450.305 | 18.11 | 134,925 |
| Qualified XII (1.45) | 2,474.927 | 18.06 | 44,697 |
| Qualified XII (1.50) | 642.902 | 18.01 | 11,579 |
| Qualified XV | 4,327.156 | 18.55 | 80,269 |
| Qualified XVI | 38,439.754 | 18.01 | 692,300 |
| Qualified XVII | 6,456.169 | 18.25 | 117,825 |
| Qualified XVIII | 5,970.392 | 18.25 | 108,960 |
| Qualified XXI | 27,736.676 | 18.71 | 518,953 |
| Qualified XXV | 15,346.854 | 18.76 | 287,907 |
| Qualified XXVI | 22,774.943 | 18.60 | 423,614 |
| Qualified XXVII | 360,740.351 | 20.37 | 7,348,281 |
| Qualified XXVIII | 606,512.182 | 17.43 | 10,571,507 |
| Qualified XXXII | 3,414.759 | 15.70 | 53,612 |
| Qualified XXXIII (0.65) | 27,856.140 | 18.95 | 527,874 |
| | 4,814,338.159 | | $ 88,525,600 |
| | | | |
| **ING Financial Services Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP13 | 46.203 | $ 13.56 | $ 627 |
| ING MAP PLUS NP14 | 3,816.114 | 13.54 | 51,670 |
| ING MAP PLUS NP15 | 1,583.859 | 13.52 | 21,414 |
| ING MAP PLUS NP22 | 35.049 | 13.39 | 469 |
| ING MAP PLUS NP28 | 121.953 | 13.27 | 1,618 |
| ING MAP PLUS NP30 | 588.661 | 13.23 | 7,788 |
| | 6,191.839 | | $ 83,586 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Real Estate Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 8,866.769 | $ 19.45 | $ 172,459 |
| ING MAP PLUS NP6 | 4,180.608 | 19.42 | 81,187 |
| ING MAP PLUS NP9 | 528.393 | 19.34 | 10,219 |
| ING MAP PLUS NP10 | 253.622 | 19.31 | 4,897 |
| ING MAP PLUS NP11 | 6,353.856 | 19.28 | 122,502 |
| ING MAP PLUS NP12 | 9,889.651 | 19.25 | 190,376 |
| ING MAP PLUS NP13 | 6,981.770 | 19.22 | 134,190 |
| ING MAP PLUS NP14 | 6,706.046 | 19.20 | 128,756 |
| ING MAP PLUS NP15 | 4,998.414 | 19.17 | 95,820 |
| ING MAP PLUS NP17 | 1,863.865 | 19.11 | 35,618 |
| ING MAP PLUS NP18 | 21,469.704 | 19.09 | 409,857 |
| ING MAP PLUS NP19 | 1,132.962 | 19.06 | 21,594 |
| ING MAP PLUS NP20 | 12,462.630 | 19.03 | 237,164 |
| ING MAP PLUS NP21 | 15,850.775 | 19.00 | 301,165 |
| ING MAP PLUS NP22 | 1,411.920 | 18.98 | 26,798 |
| ING MAP PLUS NP23 | 2,143.532 | 18.95 | 40,620 |
| ING MAP PLUS NP24 | 1,732.113 | 18.92 | 32,772 |
| ING MAP PLUS NP25 | 1,622.906 | 18.89 | 30,657 |
| ING MAP PLUS NP26 | 336.916 | 18.87 | 6,358 |
| ING MAP PLUS NP27 | 13,438.870 | 18.84 | 253,188 |
| ING MAP PLUS NP28 | 34.686 | 18.81 | 652 |
| ING MAP PLUS NP29 | 110.112 | 18.78 | 2,068 |
| ING MAP PLUS NP30 | 1,041.977 | 18.76 | 19,547 |
| ING MAP PLUS NP32 | 752.443 | 18.70 | 14,071 |
| | 124,164.540 | | $ 2,372,535 |
| | | | |
| **ING GNMA Income Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 2,268.564 | $ 10.87 | $ 24,659 |
| ING MAP PLUS NP7 | 213.283 | 10.84 | 2,312 |
| ING MAP PLUS NP9 | 11,268.247 | 10.81 | 121,810 |
| ING MAP PLUS NP11 | 4,566.455 | 10.78 | 49,226 |
| ING MAP PLUS NP12 | 2,398.362 | 10.76 | 25,806 |
| ING MAP PLUS NP14 | 11,093.281 | 10.73 | 119,031 |
| ING MAP PLUS NP15 | 1,148.363 | 10.72 | 12,310 |
| ING MAP PLUS NP17 | 13,913.611 | 10.69 | 148,737 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GNMA Income Fund - Class A (continued)** | | | |
| ING MAP PLUS NP18 | 4,398.283 | 10.67 | 46,930 |
| ING MAP PLUS NP19 | 2,117.939 | 10.66 | 22,577 |
| ING MAP PLUS NP21 | 781.707 | 10.63 | 8,310 |
| ING MAP PLUS NP22 | 824.224 | 10.61 | 8,745 |
| ING MAP PLUS NP24 | 1,433.919 | 10.58 | 15,171 |
| ING MAP PLUS NP26 | 1,987.602 | 10.55 | 20,969 |
| ING MAP PLUS NP27 | 17,001.234 | 10.53 | 179,023 |
| ING MAP PLUS NP29 | 8,204.298 | 10.50 | 86,145 |
| ING MAP PLUS NP30 | 3,355.119 | 10.49 | 35,195 |
| ING MAP PLUS NP32 | 1,104.163 | 10.46 | 11,550 |
| Qualified XII (1.00) | 3,304.249 | 10.44 | 34,496 |
| | 91,382.903 | | $ 973,002 |
| | | | |
| **ING Intermediate Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 17,548.835 | $ 10.95 | $ 192,160 |
| ING MAP PLUS NP6 | 9,836.100 | 10.94 | 107,607 |
| ING MAP PLUS NP8 | 4,542.869 | 10.91 | 49,563 |
| ING MAP PLUS NP10 | 28,100.821 | 10.87 | 305,456 |
| ING MAP PLUS NP14 | 1,364.679 | 10.81 | 14,752 |
| ING MAP PLUS NP15 | 17,519.284 | 10.80 | 189,208 |
| ING MAP PLUS NP17 | 10,090.985 | 10.76 | 108,579 |
| ING MAP PLUS NP18 | 17,702.086 | 10.75 | 190,297 |
| ING MAP PLUS NP19 | 18,115.875 | 10.73 | 194,383 |
| ING MAP PLUS NP20 | 3,459.002 | 10.72 | 37,081 |
| ING MAP PLUS NP21 | 8,902.221 | 10.70 | 95,254 |
| ING MAP PLUS NP22 | 967.023 | 10.69 | 10,337 |
| ING MAP PLUS NP23 | 5,244.912 | 10.67 | 55,963 |
| ING MAP PLUS NP24 | 2,753.326 | 10.66 | 29,350 |
| ING MAP PLUS NP25 | 5.833 | 10.64 | 62 |
| ING MAP PLUS NP28 | 4,215.822 | 10.59 | 44,646 |
| ING MAP PLUS NP29 | 316.730 | 10.58 | 3,351 |
| ING MAP PLUS NP30 | 60.480 | 10.56 | 639 |
| ING MAP PLUS NP31 | 138.735 | 10.55 | 1,464 |
| ING MAP PLUS NP32 | 279.812 | 10.53 | 2,946 |
| | 151,165.430 | | $ 1,633,098 |
| | | | |
| **ING GET Fund - Series Q** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 263,223.410 | $ 11.05 | $ 2,908,619 |
| | 263,223.410 | | $ 2,908,619 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET Fund - Series S** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 5,696.641 | $ 11.02 | $ 62,777 |
| Qualified VI | 361,368.024 | 11.25 | 4,065,390 |
| Qualified X (1.15) | 29,468.807 | 11.26 | 331,819 |
| Qualified X (1.25) | 60,646.692 | 11.25 | 682,275 |
| Qualified XII (0.25) | 19,367.468 | 11.91 | 230,667 |
| Qualified XII (0.50) | 43,149.171 | 11.78 | 508,297 |
| Qualified XII (0.80) | 5,128.160 | 11.61 | 59,538 |
| Qualified XII (0.85) | 80.331 | 11.59 | 931 |
| Qualified XII (0.95) | 9,359.332 | 11.53 | 107,913 |
| Qualified XII (1.00) | 10,943.106 | 11.51 | 125,955 |
| Qualified XII (1.05) | 54,664.161 | 11.48 | 627,545 |
| Qualified XII (1.10) | 11,325.543 | 11.45 | 129,677 |
| Qualified XII (1.15) | 199.045 | 11.43 | 2,275 |
| Qualified XII (1.20) | 6,145.292 | 11.40 | 70,056 |
| Qualified XII (1.25) | 104,847.847 | 11.37 | 1,192,120 |
| Qualified XII (1.35) | 1,328.407 | 11.32 | 15,038 |
| Qualified XII (1.40) | 35,159.353 | 11.29 | 396,949 |
| Qualified XII (1.45) | 1,365.508 | 11.27 | 15,389 |
| Qualified XVI | 6,616.878 | 11.12 | 73,580 |
| Qualified XVIII | 8,122.655 | 11.26 | 91,461 |
| Qualified XXI | 174.271 | 11.49 | 2,002 |
| Qualified XXV | 439.844 | 11.59 | 5,098 |
| Qualified XXVII | 120,762.373 | 11.38 | 1,374,276 |
| Qualified XXXII | 1,375.266 | 10.74 | 14,770 |
| Qualified XXXVI | 5,820.114 | 11.71 | 68,154 |
| | 903,554.289 | | $ 10,253,952 |
| | | | |
| **ING AllianceBernstein Mid Cap Growth** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 142,606.481 | $ 12.53 | $ 1,786,859 |
| Qualified XII (0.50) | 6,894.956 | 12.69 | 87,497 |
| Qualified XII (0.55) | 174.524 | 12.68 | 2,213 |
| Qualified XII (0.60) | 12,319.200 | 12.67 | 156,084 |
| Qualified XII (0.65) | 233.681 | 12.66 | 2,958 |
| Qualified XII (0.70) | 5,773.009 | 12.65 | 73,029 |
| Qualified XII (0.75) | 4,594.134 | 12.64 | 58,070 |
| Qualified XII (0.80) | 2,200.102 | 12.63 | 27,787 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING AllianceBernstein Mid Cap Growth** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.85) | 21,592.810 | 12.62 | 272,501 |
| Qualified XII (0.90) | 1,159.818 | 12.61 | 14,625 |
| Qualified XII (0.95) | 3,556.684 | 12.60 | 44,814 |
| Qualified XII (1.00) | 36,117.742 | 12.58 | 454,361 |
| Qualified XII (1.05) | 783.381 | 12.57 | 9,847 |
| Qualified XII (1.10) | 3,075.201 | 12.56 | 38,625 |
| Qualified XII (1.15) | 5,452.774 | 12.55 | 68,432 |
| Qualified XII (1.20) | 689.971 | 12.54 | 8,652 |
| Qualified XII (1.25) | 3,018.196 | 12.53 | 37,818 |
| Qualified XII (1.35) | 8.710 | 12.51 | 109 |
| Qualified XII (1.40) | 269.993 | 12.50 | 3,375 |
| Qualified XII (1.45) | 10.837 | 12.49 | 135 |
| Qualified XII (1.50) | 571.267 | 12.48 | 7,129 |
| Qualified XVI | 3,653.280 | 12.48 | 45,593 |
| Qualified XVII | 4,245.945 | 12.53 | 53,202 |
| Qualified XXI | 1,587.567 | 12.63 | 20,051 |
| Qualified XXV | 482.144 | 12.64 | 6,094 |
| Qualified XXVI | 463.471 | 12.61 | 5,844 |
| | 261,535.878 | | $ 3,285,704 |
| | | | |
| **ING BlackRock Large Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.00) | 1.951 | $ 11.40 | $ 22 |
| | 1.951 | | $ 22 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Evergreen Health Sciences Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 335.077 | $ 12.60 | $ 4,222 |
| ING Custom Choice 65 | 748.829 | 12.83 | 9,607 |
| ING MAP PLUS NP11 | 2,581.589 | 12.74 | 32,889 |
| ING MAP PLUS NP12 | 9,985.890 | 12.73 | 127,120 |
| ING MAP PLUS NP13 | 501.457 | 12.72 | 6,379 |
| ING MAP PLUS NP15 | 182.204 | 12.70 | 2,314 |
| ING MAP PLUS NP17 | 905.683 | 12.68 | 11,484 |
| Qualified VI | 163,855.073 | 12.60 | 2,064,574 |
| Qualified XII (0.00) | 7.101 | 12.87 | 91 |
| Qualified XII (0.50) | 7,873.778 | 12.76 | 100,469 |
| Qualified XII (0.55) | 2,021.395 | 12.75 | 25,773 |
| Qualified XII (0.60) | 9,428.160 | 12.74 | 120,115 |
| Qualified XII (0.65) | 428.650 | 12.73 | 5,457 |
| Qualified XII (0.70) | 22,179.243 | 12.72 | 282,120 |
| Qualified XII (0.75) | 5,435.533 | 12.71 | 69,086 |
| Qualified XII (0.80) | 13,845.210 | 12.70 | 175,834 |
| Qualified XII (0.85) | 9,702.782 | 12.69 | 123,128 |
| Qualified XII (0.90) | 2,610.759 | 12.68 | 33,104 |
| Qualified XII (0.95) | 12,324.341 | 12.67 | 156,149 |
| Qualified XII (1.00) | 62,966.472 | 12.66 | 797,156 |
| Qualified XII (1.05) | 3,510.938 | 12.65 | 44,413 |
| Qualified XII (1.10) | 2,067.153 | 12.64 | 26,129 |
| Qualified XII (1.15) | 4,093.238 | 12.63 | 51,698 |
| Qualified XII (1.20) | 1,393.374 | 12.61 | 17,570 |
| Qualified XII (1.25) | 5,597.025 | 12.60 | 70,523 |
| Qualified XII (1.30) | 83.751 | 12.59 | 1,054 |
| Qualified XII (1.35) | 144.421 | 12.58 | 1,817 |
| Qualified XII (1.40) | 505.134 | 12.57 | 6,350 |
| Qualified XII (1.45) | 1.009 | 12.56 | 13 |
| Qualified XV | 321.620 | 12.67 | 4,075 |
| Qualified XVI | 2,893.326 | 12.55 | 36,311 |
| Qualified XXI | 1,817.398 | 12.70 | 23,081 |
| Qualified XXV | 381.748 | 12.71 | 4,852 |
| Qualified XXVI | 383.297 | 12.68 | 4,860 |
| | 351,112.658 | | $ 4,439,817 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMRᔆᴹ Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 136.431 | $ 13.31 | $ 1,816 |
| ING MAP PLUS NP6 | 19,722.191 | 13.27 | 261,713 |
| ING MAP PLUS NP8 | 9,268.114 | 13.24 | 122,710 |
| ING MAP PLUS NP11 | 4,824.650 | 13.21 | 63,734 |
| ING MAP PLUS NP13 | 10,041.372 | 13.19 | 132,446 |
| ING MAP PLUS NP15 | 5,471.353 | 13.17 | 72,058 |
| ING MAP PLUS NP17 | 1,976.816 | 13.14 | 25,975 |
| ING MAP PLUS NP18 | 1,646.938 | 13.13 | 21,624 |
| ING MAP PLUS NP22 | 2,397.752 | 13.09 | 31,387 |
| ING MAP PLUS NP24 | 7,418.744 | 13.07 | 96,963 |
| ING MAP PLUS NP25 | 162.964 | 13.06 | 2,128 |
| ING MAP PLUS NP30 | 2,051.847 | 13.00 | 26,674 |
| Qualified VI | 571,175.572 | 13.07 | 7,465,265 |
| Qualified XII (0.40) | 144.067 | 13.25 | 1,909 |
| Qualified XII (0.50) | 47,840.346 | 13.23 | 632,928 |
| Qualified XII (0.55) | 235.877 | 13.22 | 3,118 |
| Qualified XII (0.60) | 5,701.383 | 13.21 | 75,315 |
| Qualified XII (0.65) | 949.815 | 13.20 | 12,538 |
| Qualified XII (0.70) | 12,522.122 | 13.19 | 165,167 |
| Qualified XII (0.75) | 4,122.989 | 13.18 | 54,341 |
| Qualified XII (0.80) | 19,565.841 | 13.17 | 257,682 |
| Qualified XII (0.85) | 33,125.805 | 13.15 | 435,604 |
| Qualified XII (0.90) | 1,196.371 | 13.14 | 15,720 |
| Qualified XII (0.95) | 26,450.058 | 13.13 | 347,289 |
| Qualified XII (1.00) | 255,629.758 | 13.12 | 3,353,862 |
| Qualified XII (1.05) | 9,776.867 | 13.11 | 128,175 |
| Qualified XII (1.10) | 8,094.549 | 13.10 | 106,039 |
| Qualified XII (1.15) | 20,811.892 | 13.09 | 272,428 |
| Qualified XII (1.20) | 135.824 | 13.08 | 1,777 |
| Qualified XII (1.25) | 10,388.902 | 13.07 | 135,783 |
| Qualified XII (1.30) | 521.505 | 13.06 | 6,811 |
| Qualified XII (1.35) | 1,658.521 | 13.05 | 21,644 |
| Qualified XII (1.40) | 344.886 | 13.03 | 4,494 |
| Qualified XV | 350.149 | 13.13 | 4,597 |
| Qualified XVI | 13,842.916 | 13.01 | 180,096 |
| Qualified XXI | 3,387.259 | 13.17 | 44,610 |
| Qualified XXVI | 1,427.429 | 13.14 | 18,756 |
| | 1,114,519.875 | | $ 14,605,176 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Large Cap Growth** | | | |
| **Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 12,165.285 | $      9.87 | $      120,071 |
| Qualified X (1.25) | 171.669 | 9.87 | 1,694 |
| Qualified XII (0.50) | 662.221 | 9.92 | 6,569 |
| Qualified XII (0.75) | 0.845 | 9.90 | 8 |
| Qualified XII (0.95) | 396.354 | 9.89 | 3,920 |
| Qualified XII (1.00) | 2.301 | 9.89 | 23 |
| Qualified XII (1.05) | 0.627 | 9.88 | 6 |
| Qualified XII (1.10) | 798.682 | 9.88 | 7,891 |
| Qualified XVI | 31.670 | 9.85 | 312 |
| Qualified XXVII | 2,171.985 | 9.93 | 21,568 |
| | 16,401.639 | | $      162,062 |
| | | | |
| **ING JPMorgan Emerging Markets Equity** | | | |
| **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 3,890.606 | $      14.67 | $      57,075 |
| | 3,890.606 | | $      57,075 |
| | | | |
| **ING JPMorgan Emerging Markets Equity** | | | |
| **Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 979,896.866 | $      15.35 | $      15,041,417 |
| Qualified XXVIII | 920,631.296 | 15.35 | 14,131,690 |
| | 1,900,528.162 | | $      29,173,107 |
| | | | |
| **ING JPMorgan Emerging Markets Equity** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,186.930 | $      18.30 | $      21,721 |
| ING MAP PLUS NP26 | 673.486 | 11.43 | 7,698 |
| Qualified VI | 667,561.042 | 17.98 | 12,002,748 |
| Qualified VIII | 194.391 | 17.97 | 3,493 |
| Qualified XII (0.50) | 6,592.027 | 18.20 | 119,975 |
| Qualified XII (0.55) | 4,757.085 | 18.19 | 86,531 |
| Qualified XII (0.60) | 20,736.945 | 18.17 | 376,790 |
| Qualified XII (0.65) | 1,027.933 | 18.16 | 18,667 |
| Qualified XII (0.70) | 17,893.224 | 18.14 | 324,583 |
| Qualified XII (0.75) | 11,402.010 | 18.13 | 206,718 |
| Qualified XII (0.80) | 60,707.016 | 18.11 | 1,099,404 |
| Qualified XII (0.85) | 55,276.294 | 18.10 | 1,000,501 |
| Qualified XII (0.90) | 7,002.791 | 18.08 | 126,610 |
| Qualified XII (0.95) | 29,475.407 | 18.07 | 532,621 |
| Qualified XII (1.00) | 195,944.843 | 18.05 | 3,536,804 |
| Qualified XII (1.05) | 10,504.754 | 18.04 | 189,506 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Emerging Markets Equity** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.10) | 9,723.192 | $ 18.02 | $ 175,212 |
| Qualified XII (1.15) | 21,219.212 | 18.01 | 382,158 |
| Qualified XII (1.20) | 2,323.090 | 17.99 | 41,792 |
| Qualified XII (1.25) | 15,244.266 | 17.98 | 274,092 |
| Qualified XII (1.30) | 16.297 | 17.96 | 293 |
| Qualified XII (1.35) | 1,019.435 | 17.95 | 18,299 |
| Qualified XII (1.40) | 3,485.927 | 17.93 | 62,503 |
| Qualified XII (1.45) | 195.920 | 17.92 | 3,511 |
| Qualified XII (1.50) | 350.530 | 17.90 | 6,274 |
| Qualified XV | 3,527.722 | 18.07 | 63,746 |
| Qualified XVI | 20,050.843 | 17.90 | 358,910 |
| Qualified XVII | 745.066 | 17.98 | 13,396 |
| Qualified XXI | 12,050.390 | 18.11 | 218,233 |
| Qualified XXV | 10,040.494 | 18.13 | 182,034 |
| Qualified XXVI | 8,663.845 | 18.08 | 156,642 |
| | 1,199,592.407 | | $ 21,611,465 |
| | | | |
| **ING JPMorgan Small Cap Core Equity** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 675.643 | $ 13.25 | $ 8,952 |
| Qualified VI | 64,572.286 | 13.01 | 840,085 |
| Qualified XII (0.50) | 7,333.397 | 13.17 | 96,581 |
| Qualified XII (0.55) | 179.268 | 13.16 | 2,359 |
| Qualified XII (0.60) | 3,460.551 | 13.15 | 45,506 |
| Qualified XII (0.65) | 176.557 | 13.14 | 2,320 |
| Qualified XII (0.70) | 1,452.379 | 13.13 | 19,070 |
| Qualified XII (0.75) | 2,574.355 | 13.12 | 33,776 |
| Qualified XII (0.80) | 8,516.718 | 13.11 | 111,654 |
| Qualified XII (0.85) | 6,724.197 | 13.10 | 88,087 |
| Qualified XII (0.90) | 334.040 | 13.09 | 4,373 |
| Qualified XII (0.95) | 3,640.206 | 13.08 | 47,614 |
| Qualified XII (1.00) | 17,725.814 | 13.06 | 231,499 |
| Qualified XII (1.05) | 1,317.884 | 13.05 | 17,198 |
| Qualified XII (1.10) | 2,373.392 | 13.04 | 30,949 |
| Qualified XII (1.15) | 1,527.450 | 13.03 | 19,903 |
| Qualified XII (1.20) | 47.472 | 13.02 | 618 |
| Qualified XII (1.25) | 900.934 | 13.01 | 11,721 |
| Qualified XII (1.35) | 19.701 | 12.99 | 256 |
| Qualified XII (1.40) | 152.713 | 12.98 | 1,982 |
| Qualified XVI | 995.157 | 12.96 | 12,897 |
| Qualified XXI | 958.700 | 13.11 | 12,569 |
| Qualified XXV | 118.310 | 13.12 | 1,552 |
| Qualified XXVI | 132.539 | 13.09 | 1,735 |
| | 125,909.663 | | $ 1,643,256 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan Value Opportunities** | | | |
| **Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 119.282 | $ 11.30 | $ 1,348 |
| Qualified X (1.25) | 2,151.273 | 11.29 | 24,288 |
| | 2,270.555 | | $ 25,636 |
| | | | |
| **ING JPMorgan Value Opportunities** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 26,843.943 | $ 11.26 | $ 302,263 |
| Qualified XII (0.50) | 24,185.377 | 11.32 | 273,778 |
| Qualified XII (0.60) | 194.237 | 11.31 | 2,197 |
| Qualified XII (0.65) | 372.092 | 11.31 | 4,208 |
| Qualified XII (0.70) | 178.872 | 11.31 | 2,023 |
| Qualified XII (0.75) | 711.396 | 11.30 | 8,039 |
| Qualified XII (0.80) | 980.519 | 11.30 | 11,080 |
| Qualified XII (0.85) | 424.329 | 11.29 | 4,791 |
| Qualified XII (0.90) | 942.097 | 11.29 | 10,636 |
| Qualified XII (0.95) | 2,523.242 | 11.29 | 28,487 |
| Qualified XII (1.00) | 2,753.596 | 11.28 | 31,061 |
| Qualified XII (1.05) | 1,136.957 | 11.28 | 12,825 |
| Qualified XII (1.10) | 1,195.573 | 11.28 | 13,486 |
| Qualified XII (1.15) | 1,046.020 | 11.27 | 11,789 |
| Qualified XII (1.20) | 21.635 | 11.27 | 244 |
| Qualified XII (1.25) | 1,170.581 | 11.26 | 13,181 |
| Qualified XV | 9.647 | 11.29 | 109 |
| Qualified XVI | 7,895.571 | 11.24 | 88,746 |
| Qualified XXI | 3.988 | 11.30 | 45 |
| Qualified XXV | 353.638 | 11.30 | 3,996 |
| Qualified XXVI | 79.678 | 11.29 | 900 |
| | 73,022.988 | | $ 823,884 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,272.350 | $ 17.79 | $ 22,635 |
| ING Custom Choice 65 | 906.657 | 15.30 | 13,872 |
| Qualified VI | 890,412.641 | 16.98 | 15,119,207 |
| Qualified X (1.15) | 18,512.395 | 17.67 | 327,114 |
| Qualified X (1.25) | 70,954.423 | 17.63 | 1,250,926 |
| Qualified XII (0.00) | 2.663 | 17.56 | 47 |
| Qualified XII (0.30) | 68.901 | 17.42 | 1,200 |
| Qualified XII (0.50) | 29,038.571 | 17.32 | 502,948 |
| Qualified XII (0.55) | 14,691.440 | 17.30 | 254,162 |
| Qualified XII (0.60) | 22,196.685 | 17.28 | 383,559 |
| Qualified XII (0.65) | 2,111.735 | 17.25 | 36,427 |
| Qualified XII (0.70) | 36,830.608 | 17.23 | 634,591 |
| Qualified XII (0.75) | 8,062.985 | 17.21 | 138,764 |
| Qualified XII (0.80) | 64,604.785 | 17.19 | 1,110,556 |
| Qualified XII (0.85) | 37,385.822 | 17.16 | 641,541 |
| Qualified XII (0.90) | 2,669.277 | 17.14 | 45,751 |
| Qualified XII (0.95) | 29,032.210 | 17.12 | 497,031 |
| Qualified XII (1.00) | 419,853.419 | 17.09 | 7,175,295 |
| Qualified XII (1.05) | 13,827.447 | 17.07 | 236,035 |
| Qualified XII (1.10) | 5,832.591 | 17.05 | 99,446 |
| Qualified XII (1.15) | 17,080.146 | 17.03 | 290,875 |
| Qualified XII (1.20) | 4,468.119 | 17.00 | 75,958 |
| Qualified XII (1.25) | 22,729.088 | 16.98 | 385,940 |
| Qualified XII (1.30) | 5.943 | 16.96 | 101 |
| Qualified XII (1.35) | 943.304 | 16.93 | 15,970 |
| Qualified XII (1.40) | 1,455.096 | 16.91 | 24,606 |
| Qualified XII (1.45) | 3,967.483 | 16.89 | 67,011 |
| Qualified XII (1.50) | 538.773 | 16.87 | 9,089 |
| Qualified XV | 1,336.716 | 17.12 | 22,885 |
| Qualified XVI | 13,629.146 | 16.87 | 229,924 |
| Qualified XVII | 4,616.804 | 17.09 | 78,901 |
| Qualified XVIII | 12,345.990 | 17.73 | 218,894 |
| Qualified XXI | 2,359.616 | 17.19 | 40,562 |
| Qualified XXV | 6,957.924 | 17.23 | 119,885 |
| Qualified XXVI | 245.792 | 17.18 | 4,223 |
| Qualified XXXII | 5,248.812 | 17.63 | 92,537 |
| | 1,766,196.357 | | $ 30,168,468 |
| | | | |
| **ING Legg Mason Partners All Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.50) | 3,114.127 | $ 11.35 | $ 35,345 |
| | 3,114.127 | | $ 35,345 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 2,889.058 | $ 12.30 | $ 35,535 |
| ING MAP PLUS NP13 | 9,403.256 | 12.19 | 114,626 |
| ING MAP PLUS NP15 | 111.544 | 12.17 | 1,357 |
| ING MAP PLUS NP18 | 2.099 | 12.14 | 25 |
| ING MAP PLUS NP19 | 13.132 | 12.13 | 159 |
| ING MAP PLUS NP23 | 230.701 | 12.09 | 2,789 |
| ING MAP PLUS NP30 | 890.926 | 12.02 | 10,709 |
| Qualified VI | 158,654.898 | 12.08 | 1,916,551 |
| Qualified XII (0.30) | 20.581 | 12.27 | 253 |
| Qualified XII (0.50) | 6,809.195 | 12.23 | 83,276 |
| Qualified XII (0.60) | 815.929 | 12.21 | 9,962 |
| Qualified XII (0.65) | 9,846.575 | 12.20 | 120,128 |
| Qualified XII (0.70) | 4,537.443 | 12.19 | 55,311 |
| Qualified XII (0.75) | 29.431 | 12.18 | 358 |
| Qualified XII (0.85) | 6,530.306 | 12.16 | 79,409 |
| Qualified XII (0.90) | 8,288.360 | 12.15 | 100,704 |
| Qualified XII (0.95) | 7,619.998 | 12.14 | 92,507 |
| Qualified XII (1.00) | 38,634.936 | 12.13 | 468,642 |
| Qualified XII (1.05) | 6,014.224 | 12.12 | 72,892 |
| Qualified XII (1.10) | 2,665.483 | 12.11 | 32,279 |
| Qualified XII (1.15) | 6,478.504 | 12.10 | 78,390 |
| Qualified XII (1.20) | 769.148 | 12.09 | 9,299 |
| Qualified XII (1.25) | 2,829.517 | 12.08 | 34,181 |
| Qualified XII (1.30) | 15.680 | 12.07 | 189 |
| Qualified XII (1.40) | 2,730.829 | 12.05 | 32,906 |
| Qualified XII (1.45) | 104.836 | 12.04 | 1,262 |
| Qualified XII (1.50) | 563.855 | 12.03 | 6,783 |
| Qualified XVI | 2,594.310 | 12.03 | 31,210 |
| Qualified XXI | 1,955.624 | 12.17 | 23,800 |
| | 282,050.378 | | $ 3,415,492 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 2,354.159 | $ 10.81 | $ 25,448 |
| Contracts in accumulation period: | | | |
| Qualified VI | 50,763.440 | 10.79 | 547,738 |
| Qualified X (1.25) | 2,037.026 | 10.79 | 21,980 |
| Qualified XII (0.50) | 74.499 | 10.85 | 808 |
| Qualified XII (0.60) | 1,527.881 | 10.84 | 16,562 |
| Qualified XII (0.65) | 20.331 | 10.84 | 220 |
| Qualified XII (0.70) | 4,226.657 | 10.83 | 45,775 |
| Qualified XII (0.80) | 16,139.222 | 10.83 | 174,788 |
| Qualified XII (0.85) | 134.618 | 10.82 | 1,457 |
| Qualified XII (0.90) | 9.481 | 10.82 | 103 |
| Qualified XII (0.95) | 1,000.657 | 10.81 | 10,817 |
| Qualified XII (1.00) | 8,144.305 | 10.81 | 88,040 |
| Qualified XII (1.10) | 1,230.876 | 10.80 | 13,293 |
| Qualified XII (1.15) | 717.208 | 10.80 | 7,746 |
| Qualified XII (1.20) | 1.994 | 10.80 | 22 |
| Qualified XII (1.25) | 3,100.032 | 10.79 | 33,449 |
| Qualified XII (1.40) | 376.534 | 10.78 | 4,059 |
| Qualified XVI | 28.712 | 10.77 | 309 |
| Qualified XXV | 6,821.197 | 10.83 | 73,874 |
| Qualified XXVI | 150.004 | 10.82 | 1,623 |
| | 98,858.833 | | $ 1,068,111 |
| | | | |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,363.366 | $ 12.01 | $ 16,374 |
| ING MAP PLUS NP13 | 13,650.901 | 11.91 | 162,582 |
| ING MAP PLUS NP15 | 78.881 | 11.89 | 938 |
| ING MAP PLUS NP21 | 664.959 | 11.83 | 7,866 |
| Qualified VI | 104,134.195 | 11.80 | 1,228,784 |
| Qualified X (1.15) | 3,160.752 | 10.11 | 31,955 |
| Qualified X (1.25) | 1,241.280 | 10.11 | 12,549 |
| Qualified XII (0.00) | 1.923 | 12.05 | 23 |
| Qualified XII (0.50) | 6,724.844 | 11.95 | 80,362 |
| Qualified XII (0.55) | 2,599.209 | 11.94 | 31,035 |
| Qualified XII (0.60) | 5,180.618 | 11.93 | 61,805 |
| Qualified XII (0.65) | 1,932.030 | 11.92 | 23,030 |
| Qualified XII (0.70) | 2,338.018 | 11.91 | 27,846 |
| Qualified XII (0.75) | 3,339.414 | 11.90 | 39,739 |
| Qualified XII (0.80) | 21,069.349 | 11.89 | 250,515 |
| Qualified XII (0.85) | 2,487.150 | 11.88 | 29,547 |
| Qualified XII (0.90) | 94.990 | 11.87 | 1,128 |

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico Growth Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.95) | 2,521.094 | 11.86 | 29,900 |
| Qualified XII (1.00) | 45,579.452 | 11.85 | 540,117 |
| Qualified XII (1.05) | 23.196 | 11.84 | 275 |
| Qualified XII (1.10) | 1,131.364 | 11.83 | 13,384 |
| Qualified XII (1.15) | 4,117.198 | 11.82 | 48,665 |
| Qualified XII (1.20) | 141.566 | 11.81 | 1,672 |
| Qualified XII (1.25) | 3,000.148 | 11.80 | 35,402 |
| Qualified XII (1.30) | 131.870 | 11.79 | 1,555 |
| Qualified XII (1.35) | 447.868 | 11.78 | 5,276 |
| Qualified XII (1.40) | 15.230 | 11.77 | 179 |
| Qualified XII (1.45) | 195.654 | 11.76 | 2,301 |
| Qualified XV | 619.618 | 11.86 | 7,349 |
| Qualified XVI | 83.991 | 11.75 | 987 |
| Qualified XXI | 4,084.671 | 11.89 | 48,567 |
| Qualified XXVI | 161.922 | 11.87 | 1,922 |
| Qualified XXXII | 325.020 | 10.11 | 3,286 |
| | 232,641.741 | | $ 2,746,915 |
| | | | |
| **ING Marsico International Opportunities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 25.710 | $ 15.22 | $ 391 |
| ING Custom Choice 65 | 1,703.284 | 15.50 | 26,401 |
| ING MAP PLUS NP18 | 119.003 | 15.30 | 1,821 |
| ING MAP PLUS NP25 | 224.119 | 15.21 | 3,409 |
| Qualified VI | 212,074.890 | 15.22 | 3,227,780 |
| Qualified XII (0.50) | 27,545.968 | 15.42 | 424,759 |
| Qualified XII (0.55) | 1,607.523 | 15.40 | 24,756 |
| Qualified XII (0.60) | 4,043.648 | 15.39 | 62,232 |
| Qualified XII (0.65) | 368.151 | 15.38 | 5,662 |
| Qualified XII (0.70) | 6,034.232 | 15.37 | 92,746 |
| Qualified XII (0.75) | 1,499.683 | 15.35 | 23,020 |
| Qualified XII (0.80) | 70,327.336 | 15.34 | 1,078,821 |
| Qualified XII (0.85) | 18,762.975 | 15.33 | 287,636 |
| Qualified XII (0.90) | 448.312 | 15.31 | 6,864 |
| Qualified XII (0.95) | 10,929.184 | 15.30 | 167,217 |
| Qualified XII (1.00) | 81,655.903 | 15.29 | 1,248,519 |
| Qualified XII (1.05) | 4,782.521 | 15.28 | 73,077 |
| Qualified XII (1.10) | 5,301.279 | 15.26 | 80,898 |
| Qualified XII (1.15) | 2,888.930 | 15.25 | 44,056 |
| Qualified XII (1.20) | 1,310.078 | 15.24 | 19,966 |
| Qualified XII (1.25) | 2,815.832 | 15.22 | 42,857 |
| Qualified XII (1.35) | 73.832 | 15.20 | 1,122 |
| Qualified XII (1.40) | 3.897 | 15.19 | 59 |
| Qualified XV | 447.357 | 15.30 | 6,845 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Marsico International Opportunities** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XVI | 12,058.631 | $ 15.16 | $ 182,809 |
| Qualified XXI | 5,256.630 | 15.34 | 80,637 |
| Qualified XXV | 765.975 | 15.35 | 11,758 |
| Qualified XXVI | 5,245.794 | 15.31 | 80,313 |
| | 478,320.677 | | $ 7,306,431 |
| **ING MFS Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 3,968.950 | $ 11.30 | $ 44,849 |
| | 3,968.950 | | $ 44,849 |
| **ING MFS Total Return Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 13,849.877 | $ 10.78 | $ 149,302 |
| Qualified XXVIII | 11,089.811 | 10.78 | 119,548 |
| | 24,939.688 | | $ 268,850 |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,640.377 | $ 12.53 | $ 20,554 |
| ING Custom Choice 65 | 3,594.262 | 11.69 | 42,017 |
| ING MAP PLUS NP5 | 84.109 | 12.47 | 1,049 |
| ING MAP PLUS NP12 | 2,430.690 | 12.34 | 29,995 |
| ING MAP PLUS NP13 | 5,699.491 | 12.33 | 70,275 |
| ING MAP PLUS NP14 | 32,544.153 | 12.31 | 400,619 |
| ING MAP PLUS NP17 | 195.735 | 12.26 | 2,400 |
| ING MAP PLUS NP19 | 1.628 | 12.22 | 20 |
| ING MAP PLUS NP20 | 21,492.448 | 12.20 | 262,208 |
| ING MAP PLUS NP26 | 16.375 | 12.10 | 198 |
| ING MAP PLUS NP32 | 1,012.506 | 11.99 | 12,140 |
| Qualified V | 230.313 | 13.84 | 3,188 |
| Qualified VI | 1,203,758.069 | 14.50 | 17,454,492 |
| Qualified X (1.15) | 6,004.530 | 12.37 | 74,276 |
| Qualified X (1.25) | 69,296.571 | 12.34 | 855,120 |
| Qualified XII (0.40) | 1,731.023 | 15.23 | 26,363 |
| Qualified XII (0.50) | 95,123.718 | 15.16 | 1,442,076 |
| Qualified XII (0.55) | 5,364.886 | 15.15 | 81,278 |
| Qualified XII (0.60) | 15,954.792 | 15.12 | 241,236 |
| Qualified XII (0.65) | 10,909.317 | 15.10 | 164,731 |
| Qualified XII (0.70) | 36,419.518 | 15.07 | 548,842 |
| Qualified XII (0.75) | 12,869.469 | 15.04 | 193,557 |
| Qualified XII (0.80) | 122,325.743 | 14.99 | 1,833,663 |
| Qualified XII (0.85) | 74,083.618 | 14.95 | 1,107,550 |
| Qualified XII (0.90) | 15,600.754 | 14.94 | 233,075 |
| Qualified XII (0.95) | 110,953.083 | 14.89 | 1,652,091 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Total Return Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.00) | 383,790.082 | $ 14.87 | $ 5,706,959 |
| Qualified XII (1.05) | 21,234.699 | 14.84 | 315,123 |
| Qualified XII (1.10) | 59,559.951 | 14.82 | 882,678 |
| Qualified XII (1.15) | 30,811.834 | 14.79 | 455,707 |
| Qualified XII (1.20) | 15,388.504 | 14.76 | 227,134 |
| Qualified XII (1.25) | 73,279.581 | 14.74 | 1,080,141 |
| Qualified XII (1.30) | 4,659.283 | 14.71 | 68,538 |
| Qualified XII (1.35) | 2,805.536 | 14.69 | 41,213 |
| Qualified XII (1.40) | 3,847.057 | 14.66 | 56,398 |
| Qualified XII (1.45) | 1,282.865 | 14.64 | 18,781 |
| Qualified XII (1.50) | 262.845 | 14.61 | 3,840 |
| Qualified XVI | 28,083.914 | 14.37 | 403,566 |
| Qualified XVII | 9,397.864 | 13.92 | 130,818 |
| Qualified XXI | 4,235.361 | 14.15 | 59,930 |
| Qualified XXV | 441.273 | 14.17 | 6,253 |
| Qualified XXVI | 22,910.887 | 14.10 | 323,044 |
| Qualified XXXII | 2,234.796 | 12.34 | 27,577 |
| Qualified XXXVI | 9.132 | 14.31 | 131 |
| | 2,513,572.642 | | $ 36,560,844 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING MFS Utilities Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 498.988 | $ 14.74 | $ 7,355 |
| ING Custom Choice 65 | 2,188.986 | 15.01 | 32,857 |
| Qualified V | 287.850 | 14.70 | 4,231 |
| Qualified VI | 506,370.783 | 14.74 | 7,463,905 |
| Qualified XII (0.40) | 101.111 | 14.95 | 1,512 |
| Qualified XII (0.50) | 16,460.615 | 14.92 | 245,592 |
| Qualified XII (0.55) | 205.215 | 14.91 | 3,060 |
| Qualified XII (0.60) | 13,220.574 | 14.90 | 196,987 |
| Qualified XII (0.65) | 431.300 | 14.89 | 6,422 |
| Qualified XII (0.70) | 20,126.649 | 14.87 | 299,283 |
| Qualified XII (0.75) | 7,192.231 | 14.86 | 106,877 |
| Qualified XII (0.80) | 57,317.708 | 14.85 | 851,168 |
| Qualified XII (0.85) | 25,174.127 | 14.84 | 373,584 |
| Qualified XII (0.90) | 3,431.911 | 14.83 | 50,895 |
| Qualified XII (0.95) | 20,425.874 | 14.81 | 302,507 |
| Qualified XII (1.00) | 139,896.080 | 14.80 | 2,070,462 |
| Qualified XII (1.05) | 7,133.848 | 14.79 | 105,510 |
| Qualified XII (1.10) | 1,840.470 | 14.78 | 27,202 |
| Qualified XII (1.15) | 15,471.450 | 14.76 | 228,359 |
| Qualified XII (1.20) | 1,788.192 | 14.75 | 26,376 |
| Qualified XII (1.25) | 10,348.513 | 14.74 | 152,537 |
| Qualified XII (1.35) | 590.047 | 14.71 | 8,680 |
| Qualified XII (1.40) | 506.452 | 14.70 | 7,445 |
| Qualified XII (1.45) | 105.410 | 14.69 | 1,548 |
| Qualified XII (1.50) | 325.230 | 14.68 | 4,774 |
| Qualified XV | 269.115 | 14.81 | 3,986 |
| Qualified XVI | 8,247.453 | 14.68 | 121,073 |
| Qualified XVII | 1,381.214 | 14.74 | 20,359 |
| Qualified XXI | 7,565.747 | 14.85 | 112,351 |
| Qualified XXV | 8,894.444 | 14.86 | 132,171 |
| Qualified XXVI | 3,652.260 | 14.83 | 54,163 |
| | 881,449.847 | | $ 13,023,231 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP22 | 544.847 | $ 10.76 | $ 5,863 |
| ING MAP PLUS NP29 | 74.626 | 10.73 | 801 |
| Qualified VI | 32,525.056 | 12.46 | 405,262 |
| Qualified XII (0.50) | 4,137.865 | 12.62 | 52,220 |
| Qualified XII (0.60) | 1,704.494 | 12.60 | 21,477 |
| Qualified XII (0.65) | 609.376 | 12.59 | 7,672 |
| Qualified XII (0.70) | 1,964.010 | 12.58 | 24,707 |
| Qualified XII (0.75) | 985.326 | 12.57 | 12,386 |
| Qualified XII (0.80) | 1,028.721 | 12.56 | 12,921 |
| Qualified XII (0.85) | 2,254.994 | 12.55 | 28,300 |
| Qualified XII (0.90) | 331.781 | 12.53 | 4,157 |
| Qualified XII (0.95) | 1,360.632 | 12.52 | 17,035 |
| Qualified XII (1.00) | 5,439.699 | 12.51 | 68,051 |
| Qualified XII (1.05) | 947.446 | 12.50 | 11,843 |
| Qualified XII (1.10) | 3,934.319 | 12.49 | 49,140 |
| Qualified XII (1.15) | 37.476 | 12.48 | 468 |
| Qualified XII (1.20) | 1,277.373 | 12.47 | 15,929 |
| Qualified XII (1.25) | 2,010.863 | 12.46 | 25,055 |
| Qualified XII (1.30) | 22.486 | 12.45 | 280 |
| Qualified XII (1.40) | 43.045 | 12.43 | 535 |
| Qualified XII (1.45) | 24.907 | 12.42 | 309 |
| Qualified XII (1.50) | 688.067 | 12.41 | 8,539 |
| Qualified XVI | 4,165.366 | 12.41 | 51,692 |
| Qualified XXVI | 0.652 | 12.53 | 8 |
| | 66,113.427 | | $ 824,650 |
| | | | |
| **ING PIMCO High Yield Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 18,758.364 | $ 10.58 | $ 198,463 |
| Qualified XXVIII | 4,583.561 | 10.58 | 48,494 |
| | 23,341.925 | | $ 246,957 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 109.566 | $ 11.28 | $ 1,236 |
| ING Custom Choice 65 | 1,627.643 | 11.48 | 18,685 |
| ING MAP PLUS NP11 | 1,708.300 | 10.61 | 18,125 |
| ING MAP PLUS NP26 | 570.309 | 10.56 | 6,022 |
| Qualified VI | 202,022.343 | 11.28 | 2,278,812 |
| Qualified XII (0.00) | 16.325 | 11.52 | 188 |
| Qualified XII (0.50) | 17,762.694 | 11.42 | 202,850 |
| Qualified XII (0.55) | 398.436 | 11.41 | 4,546 |
| Qualified XII (0.60) | 4,769.351 | 11.40 | 54,371 |
| Qualified XII (0.65) | 2,123.971 | 11.39 | 24,192 |
| Qualified XII (0.70) | 15,287.539 | 11.38 | 173,972 |
| Qualified XII (0.75) | 2,229.586 | 11.37 | 25,350 |
| Qualified XII (0.80) | 29,325.028 | 11.36 | 333,132 |
| Qualified XII (0.85) | 32,047.255 | 11.35 | 363,736 |
| Qualified XII (0.90) | 1,758.100 | 11.34 | 19,937 |
| Qualified XII (0.95) | 13,165.220 | 11.33 | 149,162 |
| Qualified XII (1.00) | 79,070.911 | 11.33 | 895,873 |
| Qualified XII (1.05) | 9,103.458 | 11.32 | 103,051 |
| Qualified XII (1.10) | 4,006.584 | 11.31 | 45,314 |
| Qualified XII (1.15) | 11,288.070 | 11.30 | 127,555 |
| Qualified XII (1.20) | 523.253 | 11.29 | 5,908 |
| Qualified XII (1.25) | 4,932.293 | 11.28 | 55,636 |
| Qualified XII (1.30) | 30.790 | 11.27 | 347 |
| Qualified XII (1.35) | 7.755 | 11.26 | 87 |
| Qualified XII (1.40) | 1,580.276 | 11.25 | 17,778 |
| Qualified XII (1.45) | 527.083 | 11.24 | 5,924 |
| Qualified XV | 1,626.171 | 11.33 | 18,425 |
| Qualified XVI | 6,966.927 | 11.23 | 78,239 |
| Qualified XXI | 2,009.227 | 11.36 | 22,825 |
| Qualified XXV | 1,543.963 | 11.37 | 17,555 |
| Qualified XXVI | 90.935 | 11.34 | 1,031 |
| | 448,229.362 | | $ 5,069,864 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 3,627.151 | $ 11.98 | $ 43,453 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 913.606 | 10.87 | 9,931 |
| Qualified VI | 83,138.574 | 10.79 | 897,065 |
| Qualified VIII | 439.703 | 10.79 | 4,744 |
| Qualified X (1.15) | 3,209.119 | 10.80 | 34,658 |
| Qualified X (1.25) | 8,819.596 | 10.79 | 95,163 |
| Qualified XII (0.00) | 6.324 | 10.88 | 69 |
| Qualified XII (0.40) | 117.851 | 10.86 | 1,280 |
| Qualified XII (0.50) | 49,009.740 | 10.85 | 531,756 |
| Qualified XII (0.60) | 900.758 | 10.84 | 9,764 |
| Qualified XII (0.65) | 308.069 | 10.84 | 3,339 |
| Qualified XII (0.70) | 8,424.408 | 10.83 | 91,236 |
| Qualified XII (0.75) | 1,004.285 | 10.83 | 10,876 |
| Qualified XII (0.80) | 2,870.519 | 10.83 | 31,088 |
| Qualified XII (0.85) | 5,748.657 | 10.82 | 62,200 |
| Qualified XII (0.90) | 861.333 | 10.82 | 9,320 |
| Qualified XII (0.95) | 2,367.304 | 10.82 | 25,614 |
| Qualified XII (1.00) | 30,878.298 | 10.81 | 333,794 |
| Qualified XII (1.05) | 2,554.712 | 10.81 | 27,616 |
| Qualified XII (1.10) | 5.631 | 10.80 | 61 |
| Qualified XII (1.15) | 18,007.620 | 10.80 | 194,482 |
| Qualified XII (1.20) | 5.548 | 10.80 | 60 |
| Qualified XII (1.25) | 125.735 | 10.79 | 1,357 |
| Qualified XII (1.40) | 1.161 | 10.78 | 13 |
| Qualified XV | 2,130.930 | 10.82 | 23,057 |
| Qualified XVI | 4,748.788 | 10.78 | 51,192 |
| Qualified XXI | 303.873 | 10.83 | 3,291 |
| Qualified XXV | 190.003 | 10.83 | 2,058 |
| Qualified XXVI | 25.479 | 10.82 | 276 |
| Qualified XXXII | 953.844 | 10.79 | 10,292 |
| | 231,698.619 | | $ 2,509,105 |
| | | | |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 2,297.381 | $ 10.80 | $ 24,812 |
| | 2,297.381 | | $ 24,812 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 1,620.852 | $ 10.62 | $ 17,213 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 233.771 | 10.60 | 2,478 |
| Qualified VI | 19,747.491 | 10.60 | 209,323 |
| Qualified X (1.25) | 3,278.698 | 10.60 | 34,754 |
| Qualified XII (0.50) | 15,116.600 | 10.65 | 160,992 |
| Qualified XII (0.60) | 299.866 | 10.65 | 3,194 |
| Qualified XII (0.70) | 969.088 | 10.64 | 10,311 |
| Qualified XII (0.75) | 509.810 | 10.63 | 5,419 |
| Qualified XII (0.80) | 13,978.467 | 10.63 | 148,591 |
| Qualified XII (0.85) | 984.188 | 10.63 | 10,462 |
| Qualified XII (0.90) | 40.476 | 10.62 | 430 |
| Qualified XII (0.95) | 115.470 | 10.62 | 1,226 |
| Qualified XII (1.00) | 7,034.087 | 10.62 | 74,702 |
| Qualified XII (1.05) | 584.326 | 10.61 | 6,200 |
| Qualified XII (1.10) | 153.659 | 10.61 | 1,630 |
| Qualified XII (1.15) | 730.657 | 10.61 | 7,752 |
| Qualified XII (1.25) | 277.227 | 10.60 | 2,939 |
| Qualified XVI | 456.172 | 10.58 | 4,826 |
| Qualified XXI | 34.475 | 10.63 | 366 |
| Qualified XXVII | 7,611.429 | 10.54 | 80,224 |
| | 73,776.809 | | $ 783,032 |
| | | | |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP17 | 562.032 | $ 10.61 | $ 5,963 |
| | 562.032 | | $ 5,963 |
| | | | |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,513.701 | $ 13.13 | $ 19,875 |
| Qualified XII (0.15) | 182,806.259 | 13.30 | 2,431,323 |
| Qualified XII (0.35) | 61,036.751 | 13.23 | 807,516 |
| Qualified XII (0.75) | 123.176 | 13.09 | 1,612 |
| Qualified XII (0.80) | 27,855.138 | 13.07 | 364,067 |
| Qualified XII (1.00) | 24.245 | 13.00 | 315 |
| | 273,359.270 | | $ 3,624,708 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 31,060.605 | $ 12.38 | $ 384,530 |
| ING Custom Choice 65 | 9,373.012 | 12.60 | 118,100 |
| ING MAP PLUS NP5 | 45,423.016 | 12.58 | 571,422 |
| ING MAP PLUS NP6 | 6,920.694 | 12.57 | 86,993 |
| ING MAP PLUS NP8 | 24,304.569 | 12.55 | 305,022 |
| ING MAP PLUS NP13 | 18,374.427 | 12.49 | 229,497 |
| ING MAP PLUS NP14 | 474.147 | 12.48 | 5,917 |
| ING MAP PLUS NP15 | 15,682.034 | 12.47 | 195,555 |
| ING MAP PLUS NP17 | 37.096 | 12.45 | 462 |
| ING MAP PLUS NP18 | 2,420.923 | 12.44 | 30,116 |
| ING MAP PLUS NP19 | 28.207 | 12.43 | 351 |
| ING MAP PLUS NP21 | 29,716.857 | 12.41 | 368,786 |
| ING MAP PLUS NP22 | 415.033 | 12.40 | 5,146 |
| ING MAP PLUS NP23 | 1,638.275 | 12.39 | 20,298 |
| ING MAP PLUS NP24 | 15.087 | 12.38 | 187 |
| ING MAP PLUS NP25 | 397.154 | 12.37 | 4,913 |
| ING MAP PLUS NP26 | 1,893.999 | 12.36 | 23,410 |
| ING MAP PLUS NP29 | 7.747 | 12.33 | 96 |
| ING MAP PLUS NP30 | 691.074 | 12.32 | 8,514 |
| Qualified V | 1,036.029 | 12.35 | 12,795 |
| Qualified VI | 3,476,645.067 | 12.38 | 43,040,866 |
| Qualified VIII | 3,558.275 | 12.38 | 44,051 |
| Qualified XII (0.30) | 108.279 | 12.58 | 1,362 |
| Qualified XII (0.50) | 39,912.389 | 12.53 | 500,102 |
| Qualified XII (0.55) | 4,340.313 | 12.52 | 54,341 |
| Qualified XII (0.60) | 28,614.156 | 12.51 | 357,963 |
| Qualified XII (0.65) | 3,045.668 | 12.50 | 38,071 |
| Qualified XII (0.70) | 60,959.494 | 12.49 | 761,384 |
| Qualified XII (0.75) | 24,333.859 | 12.48 | 303,687 |
| Qualified XII (0.80) | 532,258.725 | 12.47 | 6,637,266 |
| Qualified XII (0.85) | 146,112.410 | 12.46 | 1,820,561 |
| Qualified XII (0.90) | 29,611.400 | 12.45 | 368,662 |
| Qualified XII (0.95) | 104,198.314 | 12.44 | 1,296,227 |
| Qualified XII (1.00) | 1,887,389.042 | 12.43 | 23,460,246 |
| Qualified XII (1.05) | 122,324.000 | 12.42 | 1,519,264 |
| Qualified XII (1.10) | 19,551.863 | 12.41 | 242,639 |
| Qualified XII (1.15) | 64,899.096 | 12.40 | 804,749 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Capital Appreciation** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.20) | 3,182.707 | $ 12.39 | $ 39,434 |
| Qualified XII (1.25) | 129,516.790 | 12.38 | 1,603,418 |
| Qualified XII (1.30) | 348.062 | 12.37 | 4,306 |
| Qualified XII (1.35) | 158.345 | 12.36 | 1,957 |
| Qualified XII (1.40) | 9,003.726 | 12.35 | 111,196 |
| Qualified XII (1.45) | 4,539.203 | 12.34 | 56,014 |
| Qualified XII (1.50) | 1,813.417 | 12.33 | 22,359 |
| Qualified XV | 5,450.485 | 12.44 | 67,804 |
| Qualified XVI | 44,302.890 | 12.33 | 546,255 |
| Qualified XVII | 1,070.397 | 12.38 | 13,252 |
| Qualified XXI | 11,468.393 | 12.47 | 143,011 |
| Qualified XXV | 45,279.701 | 12.48 | 565,091 |
| Qualified XXVI | 10,578.951 | 12.45 | 131,708 |
| | 7,004,485.402 | | $ 86,929,356 |
| | | | |
| **ING T. Rowe Price Equity Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 17,769.922 | $ 12.09 | $ 214,838 |
| | 17,769.922 | | $ 214,838 |
| | | | |
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,425.908 | $ 13.85 | $ 47,449 |
| ING Custom Choice 65 | 2,408.240 | 12.72 | 30,633 |
| ING MAP PLUS NP6 | 26,511.088 | 13.82 | 366,383 |
| ING MAP PLUS NP9 | 4,075.286 | 13.76 | 56,076 |
| ING MAP PLUS NP10 | 2,905.668 | 13.74 | 39,924 |
| ING MAP PLUS NP11 | 6,681.934 | 13.72 | 91,676 |
| ING MAP PLUS NP13 | 4,921.234 | 13.69 | 67,372 |
| ING MAP PLUS NP15 | 15,000.624 | 13.65 | 204,759 |
| ING MAP PLUS NP18 | 294.458 | 13.59 | 4,002 |
| ING MAP PLUS NP19 | 40.084 | 13.57 | 544 |
| ING MAP PLUS NP20 | 35,830.472 | 13.55 | 485,503 |
| ING MAP PLUS NP26 | 2,802.911 | 13.43 | 37,643 |
| ING MAP PLUS NP27 | 1,007.147 | 13.41 | 13,506 |
| ING MAP PLUS NP28 | 13,084.708 | 13.39 | 175,204 |
| ING MAP PLUS NP29 | 51.828 | 13.37 | 693 |
| ING MAP PLUS NP30 | 257.022 | 13.35 | 3,431 |
| ING MAP PLUS NP32 | 1,577.757 | 13.31 | 21,000 |
| Qualified V | 701.642 | 16.58 | 11,633 |
| Qualified VI | 1,003,993.747 | 17.74 | 17,810,849 |
| Qualified VIII | 340.607 | 16.67 | 5,678 |
| Qualified X (1.15) | 4,982.279 | 13.72 | 68,357 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified X (1.25) | 55,979.767 | $ 13.69 | $ 766,363 |
| Qualified XII (0.15) | 77,108.311 | 18.46 | 1,423,419 |
| Qualified XII (0.30) | 75.901 | 18.36 | 1,394 |
| Qualified XII (0.35) | 45,876.276 | 18.33 | 840,912 |
| Qualified XII (0.40) | 588.533 | 18.30 | 10,770 |
| Qualified XII (0.50) | 61,343.227 | 18.22 | 1,117,674 |
| Qualified XII (0.55) | 9,178.947 | 18.20 | 167,057 |
| Qualified XII (0.60) | 17,403.742 | 18.17 | 316,226 |
| Qualified XII (0.65) | 10,048.697 | 18.14 | 182,283 |
| Qualified XII (0.70) | 49,026.323 | 18.11 | 887,867 |
| Qualified XII (0.75) | 15,941.160 | 18.08 | 288,216 |
| Qualified XII (0.80) | 57,789.082 | 18.02 | 1,041,359 |
| Qualified XII (0.85) | 53,266.933 | 17.96 | 956,674 |
| Qualified XII (0.90) | 7,735.033 | 17.95 | 138,844 |
| Qualified XII (0.95) | 2,884,289.830 | 17.90 | 51,628,788 |
| Qualified XII (1.00) | 274,171.661 | 17.87 | 4,899,448 |
| Qualified XII (1.05) | 20,491.835 | 17.83 | 365,369 |
| Qualified XII (1.10) | 28,963.965 | 17.80 | 515,559 |
| Qualified XII (1.15) | 46,251.010 | 17.77 | 821,880 |
| Qualified XII (1.20) | 11,672.657 | 17.74 | 207,073 |
| Qualified XII (1.25) | 35,062.401 | 17.71 | 620,955 |
| Qualified XII (1.30) | 139.682 | 17.68 | 2,470 |
| Qualified XII (1.35) | 1,531.947 | 17.65 | 27,039 |
| Qualified XII (1.40) | 4,499.201 | 17.62 | 79,276 |
| Qualified XII (1.45) | 100.642 | 17.59 | 1,770 |
| Qualified XII (1.50) | 229.577 | 17.56 | 4,031 |
| Qualified XV | 3,620.440 | 16.86 | 61,041 |
| Qualified XVI | 20,093.515 | 17.57 | 353,043 |
| Qualified XVII | 6,370.337 | 16.68 | 106,257 |
| Qualified XVIII | 2,638.691 | 13.77 | 36,335 |
| Qualified XXI | 14,819.155 | 16.95 | 251,185 |
| Qualified XXV | 979.200 | 16.98 | 16,627 |
| Qualified XXVI | 4,810.205 | 16.89 | 81,244 |
| Qualified XXXII | 2,911.718 | 13.69 | 39,861 |
| Qualified XXXVI | 9.177 | 17.15 | 157 |
| | 4,955,913.422 | | $ 87,800,781 |
| | | | |
| **ING Templeton Global Growth** | | | |
| **Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 4.144 | $ 16.50 | $ 68 |
| | 4.144 | | $ 68 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Templeton Global Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 71,340.943 | $ 11.06 | $ 789,031 |
| Qualified XII (0.50) | 80.428 | 11.11 | 894 |
| Qualified XII (0.60) | 658.193 | 11.11 | 7,313 |
| Qualified XII (0.65) | 101.586 | 11.10 | 1,128 |
| Qualified XII (0.70) | 418.305 | 11.10 | 4,643 |
| Qualified XII (0.75) | 912.747 | 11.10 | 10,131 |
| Qualified XII (0.80) | 654.880 | 11.09 | 7,263 |
| Qualified XII (0.85) | 9,079.537 | 11.09 | 100,692 |
| Qualified XII (0.90) | 167.673 | 11.08 | 1,858 |
| Qualified XII (0.95) | 8,136.771 | 11.08 | 90,155 |
| Qualified XII (1.00) | 21,588.030 | 11.08 | 239,195 |
| Qualified XII (1.10) | 668.618 | 11.07 | 7,402 |
| Qualified XII (1.15) | 2,935.193 | 11.07 | 32,493 |
| Qualified XII (1.20) | 3.605 | 11.06 | 40 |
| Qualified XII (1.25) | 2,343.373 | 11.06 | 25,918 |
| Qualified XII (1.35) | 19.076 | 11.05 | 211 |
| Qualified XII (1.40) | 151.893 | 11.05 | 1,678 |
| Qualified XV | 6.697 | 11.08 | 74 |
| Qualified XVI | 1,709.097 | 11.04 | 18,868 |
| Qualified XVII | 1,350.224 | 11.06 | 14,933 |
| Qualified XXI | 1,586.905 | 11.09 | 17,599 |
| Qualified XXV | 4,351.077 | 11.10 | 48,297 |
| Qualified XXVI | 94.211 | 11.08 | 1,044 |
| | 128,359.062 | | $ 1,420,860 |
| | | | |
| **ING Van Kampen Equity Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.50) | 1,234.215 | $ 11.32 | $ 13,971 |
| | 1,234.215 | | $ 13,971 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 310.466 | $ 12.65 | $ 3,927 |
| ING Custom Choice 65 | 1,711.127 | 12.88 | 22,039 |
| Qualified VI | 562,227.798 | 12.65 | 7,112,182 |
| Qualified XII (0.50) | 79,372.338 | 12.81 | 1,016,760 |
| Qualified XII (0.55) | 164.060 | 12.80 | 2,100 |
| Qualified XII (0.60) | 11,888.599 | 12.79 | 152,055 |
| Qualified XII (0.65) | 800.480 | 12.78 | 10,230 |
| Qualified XII (0.70) | 21,331.127 | 12.77 | 272,398 |
| Qualified XII (0.75) | 8,864.241 | 12.76 | 113,108 |
| Qualified XII (0.80) | 171,628.190 | 12.75 | 2,188,259 |
| Qualified XII (0.85) | 18,828.335 | 12.73 | 239,685 |
| Qualified XII (0.90) | 3,213.820 | 12.72 | 40,880 |
| Qualified XII (0.95) | 21,748.853 | 12.71 | 276,428 |
| Qualified XII (1.00) | 266,046.106 | 12.70 | 3,378,786 |
| Qualified XII (1.05) | 2,247.353 | 12.69 | 28,519 |
| Qualified XII (1.10) | 6,786.007 | 12.68 | 86,047 |
| Qualified XII (1.15) | 15,541.672 | 12.67 | 196,913 |
| Qualified XII (1.20) | 865.061 | 12.66 | 10,952 |
| Qualified XII (1.25) | 14,573.867 | 12.65 | 184,359 |
| Qualified XII (1.30) | 835.620 | 12.64 | 10,562 |
| Qualified XII (1.35) | 1,197.815 | 12.63 | 15,128 |
| Qualified XII (1.40) | 776.481 | 12.62 | 9,799 |
| Qualified XV | 47.488 | 12.71 | 604 |
| Qualified XVI | 15,081.254 | 12.60 | 190,024 |
| Qualified XVII | 2,773.149 | 12.65 | 35,080 |
| Qualified XXI | 4,224.628 | 12.75 | 53,864 |
| Qualified XXV | 4,138.609 | 12.76 | 52,809 |
| Qualified XXVI | 151.277 | 12.72 | 1,924 |
| | 1,237,375.821 | | $ 15,705,421 |
| | | | |
| **ING Van Kampen Real Estate Portfolio - Institutional Class** | | | |
| Currently payable annuity contracts: | 61,112.870 | $ 12.34 | $ 754,133 |
| | 61,112.870 | | $ 754,133 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Real Estate Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 8,447.553 | $ 12.39 | $ 104,665 |
| ING MAP PLUS NP8 | 12,480.088 | 12.37 | 154,379 |
| ING MAP PLUS NP11 | 17,241.416 | 12.36 | 213,104 |
| ING MAP PLUS NP15 | 262.566 | 12.34 | 3,240 |
| ING MAP PLUS NP18 | 1,171.414 | 12.33 | 14,444 |
| ING MAP PLUS NP26 | 1,239.818 | 12.30 | 15,250 |
| Qualified V | 343.021 | 12.28 | 4,212 |
| Qualified VI | 609,850.077 | 12.30 | 7,501,156 |
| Qualified XII (0.40) | 4,012.243 | 12.37 | 49,631 |
| Qualified XII (0.50) | 183,195.481 | 12.36 | 2,264,296 |
| Qualified XII (0.55) | 6,698.681 | 12.36 | 82,796 |
| Qualified XII (0.60) | 33,883.787 | 12.35 | 418,465 |
| Qualified XII (0.65) | 583.967 | 12.35 | 7,212 |
| Qualified XII (0.70) | 15,513.330 | 12.34 | 191,434 |
| Qualified XII (0.75) | 11,100.092 | 12.34 | 136,975 |
| Qualified XII (0.80) | 106,260.826 | 12.34 | 1,311,259 |
| Qualified XII (0.85) | 32,918.603 | 12.33 | 405,886 |
| Qualified XII (0.90) | 1,950.276 | 12.33 | 24,047 |
| Qualified XII (0.95) | 36,387.686 | 12.32 | 448,296 |
| Qualified XII (1.00) | 178,148.651 | 12.32 | 2,194,791 |
| Qualified XII (1.05) | 7,461.799 | 12.31 | 91,855 |
| Qualified XII (1.10) | 15,093.950 | 12.31 | 185,807 |
| Qualified XII (1.15) | 17,213.184 | 12.31 | 211,894 |
| Qualified XII (1.20) | 6,189.677 | 12.30 | 76,133 |
| Qualified XII (1.25) | 17,184.161 | 12.30 | 211,365 |
| Qualified XII (1.35) | 136.474 | 12.29 | 1,677 |
| Qualified XII (1.40) | 874.206 | 12.29 | 10,744 |
| Qualified XII (1.50) | 12.926 | 12.28 | 159 |
| Qualified XV | 4,104.390 | 12.32 | 50,566 |
| Qualified XVI | 8,911.474 | 12.28 | 109,433 |
| Qualified XVII | 4,406.876 | 12.30 | 54,205 |
| Qualified XXI | 12,851.976 | 12.34 | 158,593 |
| Qualified XXV | 8,438.276 | 12.34 | 104,128 |
| Qualified XXVI | 7,571.378 | 12.33 | 93,355 |
| Qualified XXXVI | 15.409 | 12.36 | 190 |
| | 1,372,155.732 | | $ 16,905,642 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 65 | 870.029 | $ | 10.94 | $ | 9,518 |
| Qualified VI | 70,106.183 | | 10.86 | | 761,353 |
| Qualified X (1.15) | 10,426.602 | | 10.87 | | 113,337 |
| Qualified X (1.25) | 12,075.944 | | 10.86 | | 131,145 |
| Qualified XII (0.50) | 392.310 | | 10.92 | | 4,284 |
| Qualified XII (0.55) | 340.062 | | 10.92 | | 3,713 |
| Qualified XII (0.60) | 4,798.736 | | 10.91 | | 52,354 |
| Qualified XII (0.70) | 165.412 | | 10.91 | | 1,805 |
| Qualified XII (0.75) | 1,095.993 | | 10.90 | | 11,946 |
| Qualified XII (0.80) | 2,451.716 | | 10.90 | | 26,724 |
| Qualified XII (0.85) | 3,530.134 | | 10.89 | | 38,443 |
| Qualified XII (0.90) | 5.896 | | 10.89 | | 64 |
| Qualified XII (0.95) | 5,288.533 | | 10.89 | | 57,592 |
| Qualified XII (1.00) | 33,847.854 | | 10.88 | | 368,265 |
| Qualified XII (1.05) | 621.521 | | 10.88 | | 6,762 |
| Qualified XII (1.10) | 289.246 | | 10.88 | | 3,147 |
| Qualified XII (1.15) | 7,480.091 | | 10.87 | | 81,309 |
| Qualified XII (1.20) | 299.339 | | 10.87 | | 3,254 |
| Qualified XII (1.25) | 1,030.645 | | 10.86 | | 11,193 |
| Qualified XII (1.30) | 16.077 | | 10.86 | | 175 |
| Qualified XII (1.40) | 822.858 | | 10.85 | | 8,928 |
| Qualified XVI | 972.642 | | 10.85 | | 10,553 |
| Qualified XVIII | 10,335.050 | | 10.88 | | 112,445 |
| Qualified XXI | 801.558 | | 10.90 | | 8,737 |
| Qualified XXV | 191.832 | | 10.90 | | 2,091 |
| Qualified XXVI | 2,555.112 | | 10.89 | | 27,825 |
| Qualified XXVII | 61,162.363 | | 11.10 | | 678,902 |
| Qualified XXXII | 139.919 | | 10.86 | | 1,520 |
| | 232,113.657 | | | $ | 2,537,384 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Wells Fargo Mid Cap Disciplined** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 139.330 | $ 10.75 | $ 1,498 |
| Qualified VI | 13,057.532 | 10.75 | 140,368 |
| Qualified XII (0.50) | 13,645.357 | 10.81 | 147,506 |
| Qualified XII (0.60) | 905.952 | 10.80 | 9,784 |
| Qualified XII (0.65) | 11,449.844 | 10.80 | 123,658 |
| Qualified XII (0.70) | 1,395.350 | 10.79 | 15,056 |
| Qualified XII (0.75) | 0.415 | 10.79 | 4 |
| Qualified XII (0.80) | 4,190.929 | 10.79 | 45,220 |
| Qualified XII (0.85) | 3,341.751 | 10.78 | 36,024 |
| Qualified XII (0.90) | 77.880 | 10.78 | 840 |
| Qualified XII (0.95) | 1,491.327 | 10.78 | 16,077 |
| Qualified XII (1.00) | 17,217.316 | 10.77 | 185,430 |
| Qualified XII (1.10) | 903.984 | 10.77 | 9,736 |
| Qualified XII (1.15) | 2,286.707 | 10.76 | 24,605 |
| Qualified XII (1.20) | 4.706 | 10.76 | 51 |
| Qualified XII (1.25) | 443.878 | 10.75 | 4,772 |
| Qualified XII (1.40) | 94.299 | 10.74 | 1,013 |
| Qualified XVI | 33.437 | 10.74 | 359 |
| Qualified XXI | 382.657 | 10.79 | 4,129 |
| Qualified XXV | 37.875 | 10.79 | 409 |
| | 71,100.526 | | $ 766,539 |
| | | | |
| **ING Wells Fargo Small Cap Disciplined** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 27,395.550 | $ 10.51 | $ 287,927 |
| Qualified XII (0.50) | 22,274.436 | 10.56 | 235,218 |
| Qualified XII (0.60) | 747.012 | 10.56 | 7,888 |
| Qualified XII (0.70) | 46.002 | 10.55 | 485 |
| Qualified XII (0.75) | 158.288 | 10.55 | 1,670 |
| Qualified XII (0.80) | 1,449.472 | 10.54 | 15,277 |
| Qualified XII (0.85) | 564.788 | 10.54 | 5,953 |
| Qualified XII (0.95) | 1,255.917 | 10.53 | 13,225 |
| Qualified XII (1.00) | 10,983.287 | 10.53 | 115,654 |
| Qualified XII (1.05) | 1,352.659 | 10.53 | 14,243 |
| Qualified XII (1.10) | 203.614 | 10.52 | 2,142 |
| Qualified XII (1.15) | 109.362 | 10.52 | 1,150 |
| Qualified XII (1.25) | 1,352.827 | 10.51 | 14,218 |
| Qualified XVI | 2.276 | 10.49 | 24 |
| Qualified XXI | 829.168 | 10.54 | 8,739 |
| Qualified XXV | 102.267 | 10.55 | 1,079 |
| Qualified XXVII | 39,942.853 | 10.42 | 416,205 |
| | 108,769.778 | | $ 1,141,097 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING International Fund - Class Q** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP26 | 430.523 | $ 14.88 | $ 6,406 |
| ING MAP PLUS NP29 | 14.901 | 14.81 | 221 |
| | 445.424 | | $ 6,627 |
| | | | |
| **ING International SmallCap Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 4,919.116 | $ 18.40 | $ 90,512 |
| ING MAP PLUS NP8 | 7,128.377 | 18.35 | 130,806 |
| ING MAP PLUS NP10 | 2,438.571 | 18.29 | 44,601 |
| ING MAP PLUS NP14 | 1,635.150 | 18.19 | 29,743 |
| ING MAP PLUS NP17 | 791.010 | 18.11 | 14,325 |
| ING MAP PLUS NP18 | 1,034.968 | 18.08 | 18,712 |
| ING MAP PLUS NP20 | 25,946.043 | 18.03 | 467,807 |
| ING MAP PLUS NP22 | 60.443 | 17.98 | 1,087 |
| ING MAP PLUS NP26 | 4.300 | 17.87 | 77 |
| ING MAP PLUS NP28 | 311.095 | 17.82 | 5,544 |
| ING MAP PLUS NP30 | 1,878.576 | 17.77 | 33,382 |
| | 46,147.649 | | $ 836,596 |
| | | | |
| **ING American Century Large Company Value** **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 719.433 | $ 12.06 | $ 8,676 |
| | 719.433 | | $ 8,676 |
| | | | |
| **ING American Century Large Company Value** **Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 1,751.681 | $ 13.55 | $ 23,735 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 525.937 | 13.16 | 6,921 |
| ING Custom Choice 65 | 1,734.013 | 12.66 | 21,953 |
| Qualified VI | 151,500.610 | 16.30 | 2,469,460 |
| Qualified X (1.15) | 20,532.907 | 13.05 | 267,954 |
| Qualified X (1.25) | 46,390.965 | 12.66 | 587,310 |
| Qualified XII (0.50) | 1,467.558 | 16.94 | 24,860 |
| Qualified XII (0.55) | 2,314.107 | 16.90 | 39,108 |
| Qualified XII (0.60) | 3,339.388 | 16.85 | 56,269 |
| Qualified XII (0.65) | 6,853.151 | 16.81 | 115,201 |
| Qualified XII (0.70) | 3,135.616 | 16.77 | 52,584 |
| Qualified XII (0.75) | 2,400.177 | 16.72 | 40,131 |
| Qualified XII (0.80) | 4,711.573 | 16.68 | 78,589 |
| Qualified XII (0.85) | 9,743.695 | 16.64 | 162,135 |
| Qualified XII (0.90) | 676.247 | 16.59 | 11,219 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Large Company Value** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.95) | 13,947.786 | $ 16.55 | $ 230,836 |
| Qualified XII (1.00) | 35,070.249 | 16.51 | 579,010 |
| Qualified XII (1.05) | 2,415.270 | 16.47 | 39,779 |
| Qualified XII (1.10) | 2,692.023 | 16.42 | 44,203 |
| Qualified XII (1.15) | 5,684.361 | 16.38 | 93,110 |
| Qualified XII (1.20) | 503.772 | 16.34 | 8,232 |
| Qualified XII (1.25) | 5,794.268 | 16.30 | 94,447 |
| Qualified XII (1.30) | 393.438 | 16.26 | 6,397 |
| Qualified XII (1.35) | 697.120 | 16.21 | 11,300 |
| Qualified XII (1.40) | 1,885.022 | 16.17 | 30,481 |
| Qualified XII (1.45) | 2.759 | 16.13 | 45 |
| Qualified XV | 1,269.398 | 16.55 | 21,009 |
| Qualified XVI | 2,885.861 | 16.09 | 46,434 |
| Qualified XVII | 2,733.156 | 16.30 | 44,550 |
| Qualified XVIII | 782.514 | 13.14 | 10,282 |
| Qualified XXI | 1,311.429 | 16.68 | 21,875 |
| Qualified XXV | 1,328.858 | 16.72 | 22,219 |
| Qualified XXVI | 1,712.705 | 16.59 | 28,414 |
| | 338,187.614 | | $ 5,290,052 |
| | | | |
| **ING American Century Select Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 27,424.692 | $10.13 to $10.23 | $ 279,046 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 23,399.997 | 10.72 | 250,848 |
| Qualified V | 619.561 | 9.84 | 6,096 |
| Qualified VI | 5,195,090.752 | 9.87 | 51,275,546 |
| Qualified VIII | 3,034.379 | 9.87 | 29,949 |
| Qualified X (1.15) | 137,226.506 | 9.89 | 1,357,170 |
| Qualified X (1.25) | 413,128.182 | 9.87 | 4,077,575 |
| Qualified XII (0.05) | 32,231.509 | 10.11 | 325,861 |
| Qualified XII (0.25) | 1,048.247 | 10.06 | 10,545 |
| Qualified XII (0.35) | 25,568.265 | 10.04 | 256,705 |
| Qualified XII (0.40) | 518,895.372 | 10.03 | 5,204,521 |
| Qualified XII (0.45) | 1,186.993 | 10.02 | 11,894 |
| Qualified XII (0.50) | 163,326.720 | 10.01 | 1,634,900 |
| Qualified XII (0.55) | 104,337.772 | 10.00 | 1,043,378 |
| Qualified XII (0.60) | 133,296.993 | 9.99 | 1,331,637 |
| Qualified XII (0.65) | 45,624.994 | 9.98 | 455,337 |
| Qualified XII (0.70) | 197,600.068 | 9.97 | 1,970,073 |
| Qualified XII (0.75) | 240,681.063 | 9.96 | 2,397,183 |
| Qualified XII (0.80) | 404,275.675 | 9.96 | 4,026,586 |
| Qualified XII (0.85) | 478,713.583 | 9.95 | 4,763,200 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Select** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.90) | 40,393.784 | $ 9.94 | $ 401,514 |
| Qualified XII (0.95) | 336,354.463 | 9.93 | 3,340,000 |
| Qualified XII (1.00) | 1,157,995.411 | 9.92 | 11,487,314 |
| Qualified XII (1.05) | 179,868.456 | 9.91 | 1,782,496 |
| Qualified XII (1.10) | 128,313.123 | 9.90 | 1,270,300 |
| Qualified XII (1.15) | 97,702.729 | 9.89 | 966,280 |
| Qualified XII (1.20) | 44,699.984 | 9.88 | 441,636 |
| Qualified XII (1.25) | 69,667.342 | 9.87 | 687,617 |
| Qualified XII (1.30) | 8,163.505 | 9.86 | 80,492 |
| Qualified XII (1.35) | 6,739.966 | 9.85 | 66,389 |
| Qualified XII (1.40) | 21,955.615 | 9.84 | 216,043 |
| Qualified XII (1.45) | 4,232.498 | 9.83 | 41,605 |
| Qualified XII (1.50) | 7,706.191 | 9.82 | 75,675 |
| Qualified XV | 36,684.807 | 9.93 | 364,280 |
| Qualified XVI | 132,379.214 | 9.82 | 1,299,964 |
| Qualified XVII | 6,956.084 | 9.87 | 68,657 |
| Qualified XVIII | 22,058.573 | 9.87 | 217,718 |
| Qualified XXI | 76,801.480 | 9.96 | 764,943 |
| Qualified XXII | 486.202 | 10.02 | 4,872 |
| Qualified XXV | 59,287.695 | 9.96 | 590,505 |
| Qualified XXVI | 29,613.793 | 9.94 | 294,361 |
| Qualified XXVII | 2,117,829.464 | 10.22 | 21,644,217 |
| Qualified XXVIII | 387,272.529 | 10.22 | 3,957,925 |
| Qualified XXXII | 24,525.903 | 9.87 | 242,071 |
| Qualified XXXIII (0.65) | 2,071.586 | 9.98 | 20,674 |
| Qualified XXXVI | 52,978.972 | 10.00 | 529,790 |
| | 13,199,450.692 | | $ 131,565,388 |
| | | | |
| **ING American Century Select Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 14.680 | $ 8.60 | $ 126 |
| | 14.680 | | $ 126 |
| | | | |
| **ING American Century Small-Mid Cap Value Portfolio -** | | | |
| **Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,860.158 | $ 11.74 | $ 21,838 |
| | 1,860.158 | | $ 21,838 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING American Century Small-Mid Cap Value** | | | |
| **Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 32,997.594 | $ 15.21 | $ 501,893 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 234.171 | 14.30 | 3,349 |
| ING Custom Choice 65 | 3,482.603 | 13.07 | 45,518 |
| ING MAP PLUS NP10 | 5,423.003 | 14.48 | 78,525 |
| ING MAP PLUS NP15 | 4,376.420 | 14.38 | 62,933 |
| ING MAP PLUS NP22 | 199.765 | 14.23 | 2,843 |
| ING MAP PLUS NP26 | 125.362 | 14.15 | 1,774 |
| ING MAP PLUS NP28 | 6,266.855 | 14.11 | 88,425 |
| ING MAP PLUS NP29 | 7.118 | 14.09 | 100 |
| Qualified V | 107.771 | 15.62 | 1,683 |
| Qualified VI | 401,981.616 | 15.74 | 6,327,191 |
| Qualified X (1.15) | 25,086.327 | 15.81 | 396,615 |
| Qualified X (1.25) | 43,778.233 | 15.74 | 689,069 |
| Qualified XII (0.05) | 24,720.680 | 16.49 | 407,644 |
| Qualified XII (0.35) | 2,150.018 | 16.41 | 35,282 |
| Qualified XII (0.50) | 18,387.237 | 16.30 | 299,712 |
| Qualified XII (0.55) | 15,310.927 | 16.26 | 248,956 |
| Qualified XII (0.60) | 16,572.621 | 16.22 | 268,808 |
| Qualified XII (0.65) | 5,740.201 | 16.19 | 92,934 |
| Qualified XII (0.70) | 34,265.305 | 16.15 | 553,385 |
| Qualified XII (0.75) | 5,263.408 | 16.11 | 84,794 |
| Qualified XII (0.80) | 77,637.374 | 16.07 | 1,247,633 |
| Qualified XII (0.85) | 31,381.381 | 16.03 | 503,044 |
| Qualified XII (0.90) | 1,720.527 | 16.00 | 27,528 |
| Qualified XII (0.95) | 1,090,948.201 | 15.96 | 17,411,533 |
| Qualified XII (1.00) | 203,040.895 | 15.92 | 3,232,411 |
| Qualified XII (1.05) | 4,995.266 | 15.89 | 79,375 |
| Qualified XII (1.10) | 10,729.746 | 15.85 | 170,066 |
| Qualified XII (1.15) | 10,553.045 | 15.81 | 166,844 |
| Qualified XII (1.20) | 4,969.447 | 15.77 | 78,368 |
| Qualified XII (1.25) | 15,798.162 | 15.74 | 248,663 |
| Qualified XII (1.30) | 207.610 | 15.70 | 3,259 |
| Qualified XII (1.35) | 284.637 | 15.66 | 4,457 |
| Qualified XII (1.40) | 5,055.879 | 15.63 | 79,023 |
| Qualified XII (1.45) | 37.747 | 15.59 | 588 |
| Qualified XV | 708.312 | 15.96 | 11,305 |
| Qualified XVI | 9,590.022 | 15.55 | 149,125 |
| Qualified XVII | 5,192.207 | 15.74 | 81,725 |
| Qualified XVIII | 1,175.589 | 15.92 | 18,715 |
| Qualified XXI | 4,748.073 | 16.07 | 76,302 |
| Qualified XXV | 1,111.891 | 16.11 | 17,913 |
| Qualified XXVI | 1,104.265 | 16.00 | 17,668 |
| Qualified XXXII | 765.519 | 14.92 | 11,422 |
| | 2,128,233.030 | | $ 33,828,400 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Asset Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 10,967.965 | $ 10.09 | $ 110,667 |
| Qualified XII (0.50) | 7,424.851 | 10.14 | 75,288 |
| Qualified XII (0.60) | 38.722 | 10.13 | 392 |
| Qualified XII (0.70) | 50.150 | 10.13 | 508 |
| Qualified XII (0.75) | 137.318 | 10.12 | 1,390 |
| Qualified XII (0.80) | 326.197 | 10.12 | 3,301 |
| Qualified XII (0.85) | 375.884 | 10.12 | 3,804 |
| Qualified XII (0.90) | 23.985 | 10.11 | 242 |
| Qualified XII (0.95) | 2,731.767 | 10.11 | 27,618 |
| Qualified XII (1.00) | 6,823.220 | 10.11 | 68,983 |
| Qualified XII (1.05) | 2.244 | 10.10 | 23 |
| Qualified XII (1.10) | 158.062 | 10.10 | 1,596 |
| Qualified XII (1.15) | 857.504 | 10.10 | 8,661 |
| Qualified XV | 3.200 | 10.11 | 32 |
| Qualified XVI | 347.504 | 10.07 | 3,499 |
| | 30,268.573 | | $ 306,004 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 5,339.482 | $ 11.77 | $ 62,846 |
| | 5,339.482 | | $ 62,846 |
| | | | |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 32,742.111 | $ 15.52 | $ 508,158 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 955.484 | 14.66 | 14,007 |
| ING Custom Choice 65 | 3,422.034 | 12.61 | 43,152 |
| ING MAP PLUS NP5 | 6,232.544 | 15.08 | 93,987 |
| ING MAP PLUS NP6 | 4,458.431 | 15.06 | 67,144 |
| ING MAP PLUS NP8 | 8,320.170 | 15.02 | 124,969 |
| ING MAP PLUS NP9 | 1,674.574 | 15.00 | 25,119 |
| ING MAP PLUS NP11 | 4,837.447 | 14.95 | 72,320 |
| ING MAP PLUS NP12 | 6,425.823 | 14.93 | 95,938 |
| ING MAP PLUS NP13 | 3,566.936 | 14.91 | 53,183 |
| ING MAP PLUS NP14 | 4,319.604 | 14.89 | 64,319 |
| ING MAP PLUS NP15 | 15,352.348 | 14.87 | 228,289 |
| ING MAP PLUS NP17 | 5,705.552 | 14.82 | 84,556 |
| ING MAP PLUS NP18 | 12,273.978 | 14.80 | 181,655 |
| ING MAP PLUS NP20 | 26,315.430 | 14.76 | 388,416 |
| ING MAP PLUS NP21 | 2,492.386 | 14.74 | 36,738 |
| ING MAP PLUS NP22 | 149.423 | 14.72 | 2,200 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Baron Small Cap Growth** | | | |
| **Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP23 | 1,169.803 | $ 14.69 | $ 17,184 |
| ING MAP PLUS NP26 | 579.697 | 14.63 | 8,481 |
| ING MAP PLUS NP28 | 4,043.006 | 14.59 | 58,987 |
| ING MAP PLUS NP29 | 7.828 | 14.57 | 114 |
| ING MAP PLUS NP30 | 17.113 | 14.55 | 249 |
| ING MAP PLUS NP31 | 85.342 | 14.52 | 1,239 |
| ING MAP PLUS NP32 | 1,229.353 | 14.50 | 17,826 |
| Qualified VI | 1,447,101.478 | 17.46 | 25,266,392 |
| Qualified X (1.15) | 58,046.152 | 17.54 | 1,018,130 |
| Qualified X (1.25) | 153,320.395 | 17.46 | 2,676,974 |
| Qualified XII (0.05) | 38,234.919 | 18.29 | 699,317 |
| Qualified XII (0.30) | 90.883 | 18.25 | 1,659 |
| Qualified XII (0.35) | 4,663.422 | 18.21 | 84,921 |
| Qualified XII (0.50) | 129,970.708 | 18.08 | 2,349,870 |
| Qualified XII (0.55) | 9,599.604 | 18.04 | 173,177 |
| Qualified XII (0.60) | 83,323.049 | 18.00 | 1,499,815 |
| Qualified XII (0.65) | 29,393.653 | 17.95 | 527,616 |
| Qualified XII (0.70) | 40,252.468 | 17.91 | 720,922 |
| Qualified XII (0.75) | 25,932.159 | 17.87 | 463,408 |
| Qualified XII (0.80) | 362,027.372 | 17.83 | 6,454,948 |
| Qualified XII (0.85) | 116,579.205 | 17.79 | 2,073,944 |
| Qualified XII (0.90) | 15,081.674 | 17.75 | 267,700 |
| Qualified XII (0.95) | 1,130,535.919 | 17.70 | 20,010,486 |
| Qualified XII (1.00) | 546,079.604 | 17.66 | 9,643,766 |
| Qualified XII (1.05) | 42,829.928 | 17.62 | 754,663 |
| Qualified XII (1.10) | 14,489.829 | 17.58 | 254,731 |
| Qualified XII (1.15) | 50,548.750 | 17.54 | 886,625 |
| Qualified XII (1.20) | 13,408.781 | 17.50 | 234,654 |
| Qualified XII (1.25) | 35,472.340 | 17.46 | 619,347 |
| Qualified XII (1.30) | 1,081.671 | 17.42 | 18,843 |
| Qualified XII (1.35) | 6,111.300 | 17.38 | 106,214 |
| Qualified XII (1.40) | 6,106.695 | 17.33 | 105,829 |
| Qualified XII (1.45) | 859.944 | 17.29 | 14,868 |
| Qualified XII (1.50) | 3.992 | 17.25 | 69 |
| Qualified XV | 2,797.264 | 17.70 | 49,512 |
| Qualified XVI | 30,624.093 | 17.25 | 528,266 |
| Qualified XVII | 2,718.018 | 17.46 | 47,457 |
| Qualified XVIII | 1,780.964 | 17.66 | 31,452 |
| Qualified XXI | 23,478.610 | 17.83 | 418,624 |
| Qualified XXV | 12,527.975 | 17.87 | 223,875 |
| Qualified XXVI | 5,710.746 | 17.75 | 101,366 |
| Qualified XXVII | 536,100.924 | 20.02 | 10,732,740 |
| Qualified XXXII | 947.871 | 15.60 | 14,787 |
| Qualified XXXIII (0.40) | 10,482.606 | 18.22 | 190,993 |
| | 5,134,691.382 | | $ 91,456,190 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Columbia Small Cap Value II Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,268.187 | $ 10.06 | $ 12,758 |
| Qualified XII (0.55) | 214.996 | 10.11 | 2,174 |
| Qualified XII (0.65) | 263.288 | 10.11 | 2,662 |
| Qualified XII (0.75) | 487.378 | 10.10 | 4,923 |
| Qualified XII (0.85) | 429.367 | 10.09 | 4,332 |
| Qualified XII (0.95) | 28.470 | 10.09 | 287 |
| Qualified XII (1.00) | 159.875 | 10.08 | 1,612 |
| Qualified XII (1.05) | 16.916 | 10.08 | 171 |
| Qualified XII (1.10) | 210.417 | 10.07 | 2,119 |
| Qualified XII (1.15) | 19.546 | 10.07 | 197 |
| Qualified XII (1.25) | 178.188 | 10.06 | 1,793 |
| Qualified XVI | 629.240 | 10.05 | 6,324 |
| | 3,905.868 | | $ 39,352 |
| **ING Davis Venture Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 4,745.520 | $ 12.96 | $ 61,502 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 66.165 | 12.68 | 839 |
| ING Custom Choice 65 | 295.631 | 12.61 | 3,728 |
| ING MAP PLUS NP11 | 5,309.600 | 12.22 | 64,883 |
| ING MAP PLUS NP15 | 4,483.772 | 12.15 | 54,478 |
| ING MAP PLUS NP17 | 3,391.816 | 12.12 | 41,109 |
| ING MAP PLUS NP18 | 327.288 | 12.10 | 3,960 |
| ING MAP PLUS NP22 | 823.141 | 12.03 | 9,902 |
| ING MAP PLUS NP24 | 46.979 | 11.99 | 563 |
| ING MAP PLUS NP26 | 327.931 | 11.96 | 3,922 |
| ING MAP PLUS NP29 | 180.542 | 11.91 | 2,150 |
| Qualified VI | 231,523.666 | 20.42 | 4,727,713 |
| Qualified X (1.15) | 12,322.358 | 13.21 | 162,778 |
| Qualified X (1.25) | 32,851.178 | 12.83 | 421,481 |
| Qualified XII (0.50) | 13,728.792 | 21.23 | 291,462 |
| Qualified XII (0.55) | 1,901.449 | 21.17 | 40,254 |
| Qualified XII (0.60) | 4,187.849 | 21.12 | 88,447 |
| Qualified XII (0.65) | 5,273.588 | 21.06 | 111,062 |
| Qualified XII (0.70) | 8,831.729 | 21.01 | 185,555 |
| Qualified XII (0.75) | 1,959.444 | 20.95 | 41,050 |
| Qualified XII (0.80) | 19,869.575 | 20.90 | 415,274 |
| Qualified XII (0.85) | 14,515.958 | 20.85 | 302,658 |
| Qualified XII (0.90) | 1,335.127 | 20.79 | 27,757 |
| Qualified XII (0.95) | 19,911.012 | 20.74 | 412,954 |
| Qualified XII (1.00) | 50,615.696 | 20.69 | 1,047,239 |
| Qualified XII (1.05) | 6,471.052 | 20.63 | 133,498 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Davis Venture Value** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.10) | 2,660.917 | $ 20.58 | $ 54,762 |
| Qualified XII (1.15) | 4,416.997 | 20.53 | 90,681 |
| Qualified XII (1.20) | 1,038.497 | 20.48 | 21,268 |
| Qualified XII (1.25) | 8,449.984 | 20.42 | 172,549 |
| Qualified XII (1.30) | 289.629 | 20.37 | 5,900 |
| Qualified XII (1.35) | 267.589 | 20.32 | 5,437 |
| Qualified XII (1.40) | 919.542 | 20.27 | 18,639 |
| Qualified XII (1.45) | 62.318 | 20.21 | 1,259 |
| Qualified XV | 1,233.286 | 20.74 | 25,578 |
| Qualified XVI | 4,796.841 | 20.16 | 96,704 |
| Qualified XVII | 1,570.885 | 20.42 | 32,077 |
| Qualified XVIII | 736.414 | 13.30 | 9,794 |
| Qualified XXI | 1,696.894 | 20.90 | 35,465 |
| Qualified XXV | 7,908.026 | 20.95 | 165,673 |
| Qualified XXVI | 3,716.678 | 20.79 | 77,270 |
| | 485,061.355 | | $ 9,469,274 |
| | | | |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.50) | 10,207.326 | $ 10.74 | $ 109,627 |
| | 10,207.326 | | $ 109,627 |
| | | | |
| **ING Fundamental Research Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 414.427 | $ 11.49 | $ 4,762 |
| | 414.427 | | $ 4,762 |
| | | | |
| **ING Fundamental Research Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 12.746 | $ 12.39 | $ 158 |
| Qualified VI | 83,809.050 | 9.80 | 821,329 |
| Qualified X (1.15) | 3,395.818 | 12.76 | 43,331 |
| Qualified X (1.25) | 5,993.749 | 12.06 | 72,285 |
| Qualified XII (0.50) | 455.675 | 10.18 | 4,639 |
| Qualified XII (0.60) | 1,883.737 | 10.13 | 19,082 |
| Qualified XII (0.65) | 1,130.890 | 10.10 | 11,422 |
| Qualified XII (0.70) | 1,298.273 | 10.08 | 13,087 |
| Qualified XII (0.75) | 1,046.886 | 10.05 | 10,521 |
| Qualified XII (0.80) | 5,519.223 | 10.02 | 55,303 |
| Qualified XII (0.85) | 2,783.359 | 10.00 | 27,834 |
| Qualified XII (0.90) | 384.033 | 9.97 | 3,829 |
| Qualified XII (0.95) | 5,038.650 | 9.95 | 50,135 |
| Qualified XII (1.00) | 26,613.483 | 9.92 | 264,006 |
| Qualified XII (1.05) | 3,945.036 | 9.90 | 39,056 |
| Qualified XII (1.10) | 381.383 | 9.87 | 3,764 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Fundamental Research** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.15) | 1,021.009 | 9.85 | 10,057 |
| Qualified XII (1.20) | 2,959.704 | 9.82 | 29,064 |
| Qualified XII (1.25) | 1,639.617 | 9.80 | 16,068 |
| Qualified XII (1.30) | 664.345 | 9.77 | 6,491 |
| Qualified XII (1.40) | 210.991 | 9.72 | 2,051 |
| Qualified XII (1.45) | 6.845 | 9.70 | 66 |
| Qualified XVI | 387.929 | 9.67 | 3,751 |
| Qualified XXI | 157.496 | 10.02 | 1,578 |
| Qualified XXV | 102.131 | 10.08 | 1,029 |
| Qualified XXVI | 49.596 | 9.97 | 494 |
| | 150,891.654 | | $ 1,510,430 |
| **ING Goldman Sachs® Capital Growth** | | | |
| **Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 6,666.025 | $ 12.18 | $ 81,192 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 256.393 | 12.05 | 3,090 |
| Qualified VI | 66,414.689 | 11.69 | 776,388 |
| Qualified X (1.15) | 5,649.738 | 11.43 | 64,577 |
| Qualified X (1.25) | 23,649.041 | 10.75 | 254,227 |
| Qualified XII (0.50) | 2,350.667 | 12.15 | 28,561 |
| Qualified XII (0.60) | 3,328.320 | 12.09 | 40,239 |
| Qualified XII (0.65) | 3,903.731 | 12.05 | 47,040 |
| Qualified XII (0.70) | 16,242.499 | 12.02 | 195,235 |
| Qualified XII (0.75) | 1,748.679 | 11.99 | 20,967 |
| Qualified XII (0.80) | 8,338.385 | 11.96 | 99,727 |
| Qualified XII (0.85) | 5,124.377 | 11.93 | 61,134 |
| Qualified XII (0.90) | 1,203.099 | 11.90 | 14,317 |
| Qualified XII (0.95) | 3,870.937 | 11.87 | 45,948 |
| Qualified XII (1.00) | 15,336.880 | 11.84 | 181,589 |
| Qualified XII (1.05) | 125.123 | 11.81 | 1,478 |
| Qualified XII (1.10) | 3,904.205 | 11.78 | 45,992 |
| Qualified XII (1.15) | 1,043.443 | 11.75 | 12,260 |
| Qualified XII (1.20) | 1,707.212 | 11.72 | 20,009 |
| Qualified XII (1.25) | 5,665.050 | 11.69 | 66,224 |
| Qualified XII (1.30) | 35.621 | 11.66 | 415 |
| Qualified XII (1.35) | 476.507 | 11.63 | 5,542 |
| Qualified XII (1.40) | 1,839.972 | 11.60 | 21,344 |
| Qualified XII (1.45) | 302.110 | 11.57 | 3,495 |
| Qualified XII (1.50) | 119.025 | 11.54 | 1,374 |
| Qualified XV | 672.955 | 11.87 | 7,988 |
| Qualified XVI | 1,176.937 | 11.54 | 13,582 |
| Qualified XVIII | 669.096 | 11.51 | 7,701 |
| Qualified XXI | 592.597 | 11.96 | 7,087 |
| Qualified XXV | 2,358.375 | 11.99 | 28,277 |
| | 184,771.688 | | $ 2,156,999 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Goldman Sachs® Structured Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 136.776 | $ 11.50 | $ 1,573 |
| | 136.776 | | $ 1,573 |
| **ING JPMorgan International Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,592.313 | $ 12.52 | $ 19,936 |
| | 1,592.313 | | $ 19,936 |
| **ING JPMorgan International Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 107,094.450 | $10.25 to $17.49 | $ 1,713,845 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 3,148.263 | 13.79 | 43,415 |
| Qualified V | 364.256 | 27.78 | 10,119 |
| Qualified VI | 1,490,787.975 | 28.53 | 42,532,181 |
| Qualified VIII | 11,676.649 | 24.02 | 280,473 |
| Qualified X (1.15) | 125,407.446 | 28.90 | 3,624,275 |
| Qualified X (1.25) | 111,529.381 | 28.53 | 3,181,933 |
| Qualified XII (0.05) | 17,548.673 | 30.57 | 536,463 |
| Qualified XII (0.25) | 11,384.939 | 15.17 | 172,710 |
| Qualified XII (0.35) | 9,089.099 | 15.04 | 136,700 |
| Qualified XII (0.45) | 153.538 | 14.92 | 2,291 |
| Qualified XII (0.50) | 99,858.483 | 16.37 | 1,634,683 |
| Qualified XII (0.55) | 80,222.690 | 14.79 | 1,186,494 |
| Qualified XII (0.60) | 72,724.567 | 14.72 | 1,070,506 |
| Qualified XII (0.65) | 72,606.132 | 14.66 | 1,064,406 |
| Qualified XII (0.70) | 254,288.642 | 14.60 | 3,712,614 |
| Qualified XII (0.75) | 176,389.712 | 14.53 | 2,562,943 |
| Qualified XII (0.80) | 280,543.253 | 16.34 | 4,584,077 |
| Qualified XII (0.85) | 340,449.518 | 20.09 | 6,839,631 |
| Qualified XII (0.90) | 20,115.302 | 16.19 | 325,667 |
| Qualified XII (0.95) | 226,058.641 | 19.88 | 4,494,046 |
| Qualified XII (1.00) | 1,052,409.130 | 19.77 | 20,806,129 |
| Qualified XII (1.05) | 86,618.855 | 19.67 | 1,703,793 |
| Qualified XII (1.10) | 25,625.226 | 19.56 | 501,229 |
| Qualified XII (1.15) | 40,449.158 | 19.46 | 787,141 |
| Qualified XII (1.20) | 10,654.564 | 19.36 | 206,272 |
| Qualified XII (1.25) | 19,649.009 | 19.25 | 378,243 |
| Qualified XII (1.30) | 391.404 | 19.15 | 7,495 |
| Qualified XII (1.35) | 47.414 | 19.05 | 903 |
| Qualified XII (1.40) | 4,236.409 | 18.95 | 80,280 |
| Qualified XII (1.45) | 1,165.737 | 18.85 | 21,974 |
| Qualified XII (1.50) | 1,959.225 | 18.75 | 36,735 |
| Qualified XV | 19,801.763 | 29.40 | 582,172 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING JPMorgan International** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XVI | 34,310.014 | $ 27.84 | $ 955,191 |
| Qualified XVII | 281.846 | 28.53 | 8,041 |
| Qualified XVIII | 7,423.127 | 28.53 | 211,782 |
| Qualified XXI | 20,616.918 | 29.74 | 613,147 |
| Qualified XXV | 2,201.191 | 29.43 | 64,781 |
| Qualified XXVI | 1,933.074 | 29.15 | 56,349 |
| Qualified XXVII | 1,223,493.816 | 30.21 | 36,961,748 |
| Qualified XXVIII | 184,942.947 | 30.11 | 5,568,632 |
| Qualified XXXII | 29,518.085 | 16.21 | 478,488 |
| Qualified XXXIII (0.65) | 2,055.392 | 14.99 | 30,810 |
| Qualified XXXVI | 29,287.360 | 15.07 | 441,361 |
| | 6,310,513.273 | | $ 150,212,168 |
| | | | |
| **ING JPMorgan International Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 659.623 | $ 15.38 | $ 10,145 |
| ING MAP PLUS NP23 | 362.291 | 14.98 | 5,427 |
| | 1,021.914 | | $ 15,572 |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 7,650.524 | $ 11.93 | $ 91,271 |
| | 7,650.524 | | $ 91,271 |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 65,217.944 | $ 15.10 | $ 984,791 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 5,255.592 | 12.72 | 66,851 |
| ING MAP PLUS NP5 | 6,185.300 | 14.81 | 91,604 |
| ING MAP PLUS NP8 | 2,064.387 | 14.74 | 30,429 |
| ING MAP PLUS NP11 | 3,682.008 | 14.68 | 54,052 |
| ING MAP PLUS NP13 | 467.242 | 14.64 | 6,840 |
| ING MAP PLUS NP15 | 480.891 | 14.59 | 7,016 |
| ING MAP PLUS NP17 | 3,049.469 | 14.55 | 44,370 |
| ING MAP PLUS NP20 | 53,135.989 | 14.49 | 769,940 |
| ING MAP PLUS NP21 | 5,231.536 | 14.47 | 75,700 |
| ING MAP PLUS NP23 | 573.513 | 14.43 | 8,276 |
| ING MAP PLUS NP27 | 1,426.190 | 14.34 | 20,452 |
| ING MAP PLUS NP32 | 84.999 | 14.24 | 1,210 |
| Qualified VI | 726,952.271 | 17.29 | 12,569,005 |
| Qualified X (1.15) | 34,396.657 | 17.37 | 597,470 |
| Qualified X (1.25) | 180,209.285 | 17.29 | 3,115,819 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING JPMorgan Mid Cap Value** | | | | | |
| **Portfolio - Service Class (continued)** | | | | | |
| Qualified XII (0.05) | 42,587.661 | $ | 18.11 | $ | 771,263 |
| Qualified XII (0.35) | 2,132.292 | | 18.03 | | 38,445 |
| Qualified XII (0.50) | 41,969.497 | | 17.91 | | 751,674 |
| Qualified XII (0.55) | 24,895.344 | | 17.87 | | 444,880 |
| Qualified XII (0.60) | 49,023.425 | | 17.82 | | 873,597 |
| Qualified XII (0.65) | 6,637.393 | | 17.78 | | 118,013 |
| Qualified XII (0.70) | 53,618.515 | | 17.74 | | 951,192 |
| Qualified XII (0.75) | 13,387.698 | | 17.70 | | 236,962 |
| Qualified XII (0.80) | 29,219.781 | | 17.66 | | 516,021 |
| Qualified XII (0.85) | 49,539.624 | | 17.62 | | 872,888 |
| Qualified XII (0.90) | 11,185.052 | | 17.58 | | 196,633 |
| Qualified XII (0.95) | 59,139.512 | | 17.53 | | 1,036,716 |
| Qualified XII (1.00) | 296,417.894 | | 17.49 | | 5,184,349 |
| Qualified XII (1.05) | 27,635.637 | | 17.45 | | 482,242 |
| Qualified XII (1.10) | 13,439.414 | | 17.41 | | 233,980 |
| Qualified XII (1.15) | 17,947.440 | | 17.37 | | 311,747 |
| Qualified XII (1.20) | 7,599.494 | | 17.33 | | 131,699 |
| Qualified XII (1.25) | 16,290.174 | | 17.29 | | 281,657 |
| Qualified XII (1.35) | 158.155 | | 17.21 | | 2,722 |
| Qualified XII (1.40) | 3,141.281 | | 17.17 | | 53,936 |
| Qualified XII (1.45) | 820.489 | | 17.13 | | 14,055 |
| Qualified XV | 1,455.419 | | 17.53 | | 25,513 |
| Qualified XVI | 13,589.590 | | 17.09 | | 232,246 |
| Qualified XVII | 1,333.098 | | 17.29 | | 23,049 |
| Qualified XVIII | 1,358.626 | | 17.49 | | 23,762 |
| Qualified XXI | 6,966.531 | | 17.66 | | 123,029 |
| Qualified XXV | 6,758.369 | | 17.70 | | 119,623 |
| Qualified XXVI | 3,471.245 | | 17.58 | | 61,024 |
| Qualified XXXII | 1,573.781 | | 15.04 | | 23,670 |
| | 1,891,705.704 | | | $ | 32,580,412 |
| **ING Legg Mason Partners Aggressive Growth** | | | | | |
| **Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 1,522.881 | $ | 11.18 | $ | 17,026 |
| | 1,522.881 | | | $ | 17,026 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 12,752.069 | $13.70 to $16.76 | $ 192,373 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 38,472.039 | 13.20 | 507,831 |
| Qualified V | 1,245.432 | 16.48 | 20,525 |
| Qualified VI | 4,760,299.511 | 16.76 | 79,782,620 |
| Qualified VIII | 7,079.702 | 17.54 | 124,178 |
| Qualified X (1.15) | 352,120.190 | 16.98 | 5,979,001 |
| Qualified X (1.25) | 306,231.951 | 16.76 | 5,132,447 |
| Qualified XII (0.00) | 1.122 | 10.69 | 12 |
| Qualified XII (0.05) | 67,185.486 | 17.96 | 1,206,651 |
| Qualified XII (0.25) | 5,016.072 | 10.46 | 52,468 |
| Qualified XII (0.35) | 32,281.475 | 10.37 | 334,759 |
| Qualified XII (0.40) | 357,093.128 | 11.99 | 4,281,547 |
| Qualified XII (0.45) | 869.923 | 10.28 | 8,943 |
| Qualified XII (0.50) | 285,288.620 | 10.09 | 2,878,562 |
| Qualified XII (0.55) | 87,303.765 | 10.19 | 889,625 |
| Qualified XII (0.60) | 197,475.011 | 10.15 | 2,004,371 |
| Qualified XII (0.65) | 50,828.383 | 10.11 | 513,875 |
| Qualified XII (0.70) | 502,477.255 | 10.06 | 5,054,921 |
| Qualified XII (0.75) | 525,292.227 | 10.02 | 5,263,428 |
| Qualified XII (0.80) | 855,439.320 | 10.77 | 9,213,081 |
| Qualified XII (0.85) | 717,497.487 | 11.59 | 8,315,796 |
| Qualified XII (0.90) | 44,645.408 | 10.33 | 461,187 |
| Qualified XII (0.95) | 470,101.767 | 11.46 | 5,387,366 |
| Qualified XII (1.00) | 2,250,202.217 | 11.40 | 25,652,305 |
| Qualified XII (1.05) | 254,688.059 | 11.34 | 2,888,163 |
| Qualified XII (1.10) | 87,543.706 | 11.28 | 987,493 |
| Qualified XII (1.15) | 135,011.974 | 11.22 | 1,514,834 |
| Qualified XII (1.20) | 25,298.057 | 11.16 | 282,326 |
| Qualified XII (1.25) | 62,516.024 | 11.10 | 693,928 |
| Qualified XII (1.30) | 3,227.607 | 11.04 | 35,633 |
| Qualified XII (1.35) | 3,179.278 | 10.99 | 34,940 |
| Qualified XII (1.40) | 23,137.261 | 10.93 | 252,890 |
| Qualified XII (1.45) | 1,955.708 | 10.87 | 21,259 |
| Qualified XII (1.50) | 7,273.415 | 10.81 | 78,626 |
| Qualified XV | 16,449.605 | 17.27 | 284,085 |
| Qualified XVI | 87,340.245 | 16.35 | 1,428,013 |
| Qualified XVII | 5,817.238 | 16.76 | 97,497 |
| Qualified XVIII | 8,551.430 | 16.76 | 143,322 |
| Qualified XXI | 83,164.458 | 17.47 | 1,452,883 |
| Qualified XXII | 126.441 | 17.76 | 2,246 |
| Qualified XXV | 30,355.540 | 17.29 | 524,847 |
| Qualified XXVI | 15,640.336 | 17.13 | 267,919 |
| Qualified XXVII | 1,364,568.150 | 17.16 | 23,415,989 |
| Qualified XXVIII | 289,521.906 | 17.10 | 4,950,825 |
| Qualified XXXII | 13,020.527 | 13.66 | 177,860 |
| Qualified XXXVI | 85,780.545 | 11.95 | 1,025,078 |
| | 14,531,367.070 | | $ 203,818,528 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth** | | | | | |
| **Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP5 | 186.045 | $ | 12.63 | $ | 2,350 |
| ING MAP PLUS NP10 | 640.042 | | 12.54 | | 8,026 |
| ING MAP PLUS NP17 | 4,679.768 | | 12.41 | | 58,076 |
| ING MAP PLUS NP26 | 1,114.000 | | 12.25 | | 13,647 |
| | 6,619.855 | | | $ | 82,099 |
| **ING Legg Mason Partners Large Cap Growth** | | | | | |
| **Portfolio - Adviser Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XXXV | 3,128.996 | $ | 10.55 | $ | 33,011 |
| | 3,128.996 | | | $ | 33,011 |
| **ING Legg Mason Partners Large Cap Growth** | | | | | |
| **Portfolio - Initial Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 7,914.702 | $ | 11.07 | $ | 87,616 |
| Qualified X (1.25) | 32,640.005 | | 11.05 | | 360,672 |
| Qualified XII (0.80) | 285.768 | | 11.15 | | 3,186 |
| Qualified XII (0.95) | 49,808.580 | | 11.12 | | 553,871 |
| Qualified XII (1.10) | 20,841.325 | | 11.08 | | 230,922 |
| Qualified XVIII | 2,999.573 | | 11.05 | | 33,145 |
| Qualified XXVII | 222,276.219 | | 11.61 | | 2,580,627 |
| | 336,766.172 | | | $ | 3,850,039 |
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified VI | 4,824.069 | $ | 10.47 | $ | 50,508 |
| Qualified XII (0.50) | 1,789.709 | | 10.53 | | 18,846 |
| Qualified XII (0.70) | 554.020 | | 10.51 | | 5,823 |
| Qualified XII (0.75) | 113.167 | | 10.51 | | 1,189 |
| Qualified XII (0.85) | 1,188.857 | | 10.50 | | 12,483 |
| Qualified XII (0.90) | 8.811 | | 10.50 | | 93 |
| Qualified XII (0.95) | 273.466 | | 10.49 | | 2,869 |
| Qualified XII (1.00) | 11,007.969 | | 10.49 | | 115,474 |
| Qualified XII (1.05) | 531.797 | | 10.49 | | 5,579 |
| Qualified XII (1.10) | 731.721 | | 10.48 | | 7,668 |
| Qualified XII (1.15) | 69.838 | | 10.48 | | 732 |
| Qualified XII (1.30) | 1,018.511 | | 10.47 | | 10,664 |
| | 22,111.935 | | | $ | 231,928 |
| **ING Neuberger Berman Regency Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (0.50) | 130.559 | $ | 11.22 | $ | 1,465 |
| | 130.559 | | | $ | 1,465 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING OpCap Balanced Value Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 25,678.543 | $11.82 to $12.52 | $ 320,622 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 75.012 | 12.15 | 911 |
| Qualified VI | 380,663.598 | 14.94 | 5,687,114 |
| Qualified VIII | 891.133 | 14.93 | 13,305 |
| Qualified X (1.15) | 13,120.511 | 13.00 | 170,567 |
| Qualified X (1.25) | 97,235.909 | 12.40 | 1,205,725 |
| Qualified XII (0.50) | 36,063.446 | 15.52 | 559,705 |
| Qualified XII (0.55) | 3,679.747 | 15.48 | 56,962 |
| Qualified XII (0.60) | 4,482.937 | 15.44 | 69,217 |
| Qualified XII (0.65) | 5,230.801 | 15.40 | 80,554 |
| Qualified XII (0.70) | 17,102.818 | 15.36 | 262,699 |
| Qualified XII (0.75) | 16,313.069 | 15.32 | 249,916 |
| Qualified XII (0.80) | 8,146.169 | 15.28 | 124,473 |
| Qualified XII (0.85) | 26,873.023 | 15.25 | 409,814 |
| Qualified XII (0.90) | 6,637.020 | 15.21 | 100,949 |
| Qualified XII (0.95) | 36,224.980 | 15.17 | 549,533 |
| Qualified XII (1.00) | 177,628.486 | 15.13 | 2,687,519 |
| Qualified XII (1.05) | 5,645.645 | 15.09 | 85,193 |
| Qualified XII (1.10) | 11,134.654 | 15.05 | 167,577 |
| Qualified XII (1.15) | 6,767.071 | 15.01 | 101,574 |
| Qualified XII (1.20) | 1,475.155 | 14.97 | 22,083 |
| Qualified XII (1.25) | 16,666.961 | 14.94 | 249,004 |
| Qualified XII (1.30) | 29.181 | 14.90 | 435 |
| Qualified XII (1.35) | 312.657 | 14.86 | 4,646 |
| Qualified XII (1.40) | 1,659.252 | 14.82 | 24,590 |
| Qualified XII (1.45) | 144.843 | 14.78 | 2,141 |
| Qualified XII (1.50) | 38.520 | 14.74 | 568 |
| Qualified XV | 624.230 | 15.17 | 9,470 |
| Qualified XVI | 9,831.771 | 14.74 | 144,920 |
| Qualified XVII | 1,913.009 | 14.94 | 28,580 |
| Qualified XVIII | 1,058.027 | 13.09 | 13,850 |
| Qualified XXI | 3,192.311 | 15.28 | 48,779 |
| Qualified XXV | 1,084.522 | 15.32 | 16,615 |
| Qualified XXVI | 744.177 | 15.21 | 11,319 |
| Qualified XXXII | 1,407.012 | 12.43 | 17,489 |
| | 919,776.200 | | $ 13,498,418 |
| **ING Oppenheimer Global Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 7,824.752 | $ 12.26 | $ 95,931 |
| | 7,824.752 | | $ 95,931 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 192,146.213 | $13.50 to $13.63 | $ 2,615,119 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,667.977 | 13.57 | 49,774 |
| ING Custom Choice 65 | 140,304.814 | 14.14 | 1,983,910 |
| ING MAP PLUS NP5 | 10,091.398 | 13.81 | 139,362 |
| ING MAP PLUS NP6 | 5,405.192 | 13.79 | 74,538 |
| ING MAP PLUS NP8 | 6,104.147 | 13.77 | 84,054 |
| ING MAP PLUS NP10 | 18,663.551 | 13.74 | 256,437 |
| ING MAP PLUS NP11 | 15,151.884 | 13.73 | 208,035 |
| ING MAP PLUS NP12 | 10,932.553 | 13.72 | 149,995 |
| ING MAP PLUS NP13 | 1,086.491 | 13.70 | 14,885 |
| ING MAP PLUS NP14 | 473.114 | 13.69 | 6,477 |
| ING MAP PLUS NP15 | 37,600.422 | 13.68 | 514,374 |
| ING MAP PLUS NP16 | 4,464.034 | 13.67 | 61,023 |
| ING MAP PLUS NP17 | 8,014.155 | 13.65 | 109,393 |
| ING MAP PLUS NP18 | 14,060.601 | 13.64 | 191,787 |
| ING MAP PLUS NP19 | 14,323.387 | 13.63 | 195,228 |
| ING MAP PLUS NP20 | 44,868.978 | 13.61 | 610,667 |
| ING MAP PLUS NP21 | 3,931.674 | 13.60 | 53,471 |
| ING MAP PLUS NP23 | 7,050.711 | 13.58 | 95,749 |
| ING MAP PLUS NP24 | 3,521.553 | 13.56 | 47,752 |
| ING MAP PLUS NP25 | 83.959 | 13.55 | 1,138 |
| ING MAP PLUS NP26 | 2,225.500 | 13.54 | 30,133 |
| ING MAP PLUS NP27 | 2,929.089 | 13.52 | 39,601 |
| ING MAP PLUS NP28 | 651.016 | 13.51 | 8,795 |
| ING MAP PLUS NP29 | 6,906.399 | 13.50 | 93,236 |
| ING MAP PLUS NP30 | 4,102.004 | 13.49 | 55,336 |
| ING MAP PLUS NP32 | 2,733.442 | 13.46 | 36,792 |
| Qualified V | 3,573.159 | 13.53 | 48,345 |
| Qualified VI | 23,257,569.060 | 13.57 | 315,605,212 |
| Qualified VIII | 17,383.356 | 13.57 | 235,892 |
| Qualified X (1.15) | 699,965.349 | 13.60 | 9,519,529 |
| Qualified X (1.25) | 2,108,050.325 | 13.57 | 28,606,243 |
| Qualified XII (0.05) | 480,117.345 | 14.50 | 6,961,702 |
| Qualified XII (0.15) | 16,753.842 | 14.40 | 241,255 |
| Qualified XII (0.25) | 445,063.427 | 13.83 | 6,155,227 |
| Qualified XII (0.30) | 18.268 | 13.82 | 252 |
| Qualified XII (0.35) | 129,996.330 | 13.81 | 1,795,249 |
| Qualified XII (0.40) | 764,197.450 | 14.32 | 10,943,307 |
| Qualified XII (0.45) | 2,750.219 | 13.78 | 37,898 |
| Qualified XII (0.50) | 1,129,666.062 | 14.35 | 16,210,708 |
| Qualified XII (0.55) | 224,971.724 | 14.26 | 3,208,097 |
| Qualified XII (0.55) | 485,350.603 | 14.26 | 6,921,100 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.60) | 680,411.382 | $ 13.74 | $ 9,348,852 |
| Qualified XII (0.65) | 337,775.019 | 13.73 | 4,637,651 |
| Qualified XII (0.70) | 1,015,148.761 | 13.72 | 13,927,841 |
| Qualified XII (0.75) | 1,839,328.935 | 13.70 | 25,198,806 |
| Qualified XII (0.80) | 4,138,977.590 | 14.26 | 59,021,820 |
| Qualified XII (0.85) | 2,140,393.700 | 13.68 | 29,280,586 |
| Qualified XII (0.90) | 176,432.155 | 14.23 | 2,510,630 |
| Qualified XII (0.95) | 1,776,077.007 | 13.65 | 24,243,451 |
| Qualified XII (1.00) | 7,528,235.212 | 13.64 | 102,685,128 |
| Qualified XII (1.05) | 946,570.623 | 13.63 | 12,901,758 |
| Qualified XII (1.10) | 484,189.316 | 13.61 | 6,589,817 |
| Qualified XII (1.15) | 503,672.233 | 14.15 | 7,126,962 |
| Qualified XII (1.20) | 206,257.834 | 13.59 | 2,803,044 |
| Qualified XII (1.25) | 382,245.094 | 14.12 | 5,397,301 |
| Qualified XII (1.30) | 12,182.574 | 14.11 | 171,896 |
| Qualified XII (1.35) | 40,348.722 | 13.55 | 546,725 |
| Qualified XII (1.40) | 109,286.295 | 13.54 | 1,479,736 |
| Qualified XII (1.45) | 22,249.656 | 13.52 | 300,815 |
| Qualified XII (1.50) | 24,167.007 | 13.51 | 326,496 |
| Qualified XV | 137,982.227 | 13.65 | 1,883,457 |
| Qualified XVI | 574,314.573 | 13.51 | 7,758,990 |
| Qualified XVII | 62,549.063 | 13.57 | 848,791 |
| Qualified XVIII | 72,615.824 | 13.57 | 985,397 |
| Qualified XXI | 335,930.412 | 13.69 | 4,598,887 |
| Qualified XXII | 1,816.467 | 13.78 | 25,031 |
| Qualified XXV | 193,627.153 | 13.70 | 2,652,692 |
| Qualified XXVI | 121,764.996 | 13.66 | 1,663,310 |
| Qualified XXVII | 9,479,603.484 | 13.62 | 129,112,199 |
| Qualified XXVIII | 3,302,549.410 | 13.62 | 44,980,723 |
| Qualified XXXII | 72,126.997 | 13.57 | 978,763 |
| Qualified XXXIII (0.65) | 43,000.645 | 13.73 | 590,399 |
| Qualified XXXVI | 188,202.553 | 13.75 | 2,587,785 |
| | 67,276,953.696 | | $ 921,382,816 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.877 | $ 15.98 | $ 14 |
| Qualified X (1.15) | 3,379.595 | 16.06 | 54,276 |
| Qualified X (1.25) | 4,809.039 | 15.98 | 76,848 |
| Qualified XII (1.00) | 3,036.662 | 16.17 | 49,103 |
| | 11,226.173 | | $ 180,241 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 11,651.635 | $ 10.88 | $ 126,770 |
| | 11,651.635 | | $ 126,770 |
| **ING Oppenheimer Strategic Income Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 144,450.379 | $10.71 to $10.90 | $ 1,571,510 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 23,633.392 | 11.01 | 260,204 |
| Qualified V | 2,659.537 | 10.68 | 28,404 |
| Qualified VI | 3,448,907.387 | 10.72 | 36,972,287 |
| Qualified VIII | 2,153.143 | 10.71 | 23,060 |
| Qualified X (1.15) | 111,708.010 | 10.74 | 1,199,744 |
| Qualified X (1.25) | 313,406.219 | 10.72 | 3,359,715 |
| Qualified XII (0.00) | 8.153 | 10.97 | 89 |
| Qualified XII (0.05) | 118,895.741 | 11.11 | 1,320,932 |
| Qualified XII (0.25) | 124,183.875 | 10.92 | 1,356,088 |
| Qualified XII (0.35) | 8,167.531 | 10.90 | 89,026 |
| Qualified XII (0.40) | 569,481.536 | 11.01 | 6,269,992 |
| Qualified XII (0.45) | 10.653 | 10.88 | 116 |
| Qualified XII (0.50) | 240,768.882 | 10.99 | 2,646,050 |
| Qualified XII (0.55) | 168,266.605 | 10.86 | 1,827,375 |
| Qualified XII (0.60) | 122,435.647 | 10.85 | 1,328,427 |
| Qualified XII (0.65) | 68,831.419 | 10.94 | 753,016 |
| Qualified XII (0.70) | 275,969.460 | 10.83 | 2,988,749 |
| Qualified XII (0.75) | 244,612.003 | 10.91 | 2,668,717 |
| Qualified XII (0.80) | 547,902.973 | 10.92 | 5,983,100 |
| Qualified XII (0.85) | 428,034.911 | 10.91 | 4,669,861 |
| Qualified XII (0.90) | 62,147.228 | 10.90 | 677,405 |
| Qualified XII (0.95) | 449,204.686 | 10.78 | 4,842,427 |
| Qualified XII (1.00) | 1,245,768.414 | 10.88 | 13,553,960 |
| Qualified XII (1.05) | 132,596.114 | 10.76 | 1,426,734 |
| Qualified XII (1.10) | 108,133.935 | 10.75 | 1,162,440 |
| Qualified XII (1.15) | 98,485.703 | 10.84 | 1,067,585 |
| Qualified XII (1.20) | 65,198.951 | 10.83 | 706,105 |
| Qualified XII (1.25) | 127,633.420 | 10.82 | 1,380,994 |
| Qualified XII (1.30) | 10,233.799 | 10.81 | 110,627 |
| Qualified XII (1.35) | 17,225.832 | 10.70 | 184,316 |
| Qualified XII (1.40) | 31,039.861 | 10.83 | 336,162 |
| Qualified XII (1.45) | 11,423.653 | 10.68 | 122,005 |
| Qualified XII (1.50) | 1,060.012 | 10.67 | 11,310 |
| Qualified XV | 18,642.506 | 10.78 | 200,966 |
| Qualified XVI | 89,383.306 | 10.67 | 953,720 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Strategic Income** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XVII | 10,309.972 | $ 10.72 | $ 110,523 |
| Qualified XVIII | 8,699.763 | 10.72 | 93,261 |
| Qualified XXI | 30,773.253 | 10.81 | 332,659 |
| Qualified XXV | 14,881.264 | 10.82 | 161,015 |
| Qualified XXVI | 22,203.333 | 10.79 | 239,574 |
| Qualified XXVII | 685,844.707 | 10.89 | 7,468,849 |
| Qualified XXVIII | 159,601.520 | 10.89 | 1,738,061 |
| Qualified XXXII | 8,771.236 | 10.72 | 94,028 |
| Qualified XXXIII (0.65) | 16,375.416 | 10.84 | 177,510 |
| Qualified XXXVI | 39,656.535 | 10.86 | 430,670 |
| | 10,429,781.875 | | $ 112,899,368 |
| | | | |
| **ING PIMCO Total Return Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 25,596.651 | $ 10.51 | $ 269,021 |
| | 25,596.651 | | $ 269,021 |
| | | | |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 65,924.741 | $ 10.89 | $ 717,920 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,440.117 | 10.80 | 15,553 |
| ING Custom Choice 65 | 21,348.544 | 10.52 | 224,587 |
| ING MAP PLUS NP5 | 169.216 | 10.92 | 1,848 |
| ING MAP PLUS NP6 | 16,926.071 | 10.90 | 184,494 |
| ING MAP PLUS NP8 | 67.131 | 10.87 | 730 |
| ING MAP PLUS NP10 | 26,370.832 | 10.84 | 285,860 |
| ING MAP PLUS NP11 | 29,286.282 | 10.82 | 316,878 |
| ING MAP PLUS NP12 | 26,195.954 | 10.81 | 283,178 |
| ING MAP PLUS NP13 | 8,917.082 | 10.79 | 96,215 |
| ING MAP PLUS NP14 | 23,802.216 | 10.78 | 256,588 |
| ING MAP PLUS NP15 | 38,338.550 | 10.76 | 412,523 |
| ING MAP PLUS NP16 | 1,186.525 | 10.75 | 12,755 |
| ING MAP PLUS NP17 | 1,566.761 | 10.73 | 16,811 |
| ING MAP PLUS NP18 | 22,054.141 | 10.71 | 236,200 |
| ING MAP PLUS NP20 | 64,234.077 | 10.68 | 686,020 |
| ING MAP PLUS NP21 | 9,805.827 | 10.67 | 104,628 |
| ING MAP PLUS NP22 | 602.869 | 10.65 | 6,421 |
| ING MAP PLUS NP23 | 3,056.493 | 10.64 | 32,521 |
| ING MAP PLUS NP24 | 339.685 | 10.62 | 3,607 |
| ING MAP PLUS NP26 | 12,372.641 | 10.59 | 131,026 |
| ING MAP PLUS NP27 | 9,474.443 | 10.58 | 100,240 |
| ING MAP PLUS NP28 | 9,009.121 | 10.56 | 95,136 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return** | | | |
| **Portfolio - Service Class (continued)** | | | |
| ING MAP PLUS NP29 | 44.163 | $ 10.55 | $ 466 |
| ING MAP PLUS NP30 | 6,874.483 | 10.53 | 72,388 |
| ING MAP PLUS NP32 | 3,586.064 | 10.50 | 37,654 |
| Qualified VI | 1,745,604.755 | 11.75 | 20,510,856 |
| Qualified VIII | 730.804 | 11.74 | 8,580 |
| Qualified X (1.15) | 33,117.553 | 11.80 | 390,787 |
| Qualified X (1.25) | 144,933.535 | 11.75 | 1,702,969 |
| Qualified XII (0.35) | 1,919.299 | 12.25 | 23,511 |
| Qualified XII (0.50) | 88,336.465 | 12.17 | 1,075,055 |
| Qualified XII (0.55) | 14,458.610 | 12.14 | 175,528 |
| Qualified XII (0.60) | 46,473.901 | 12.11 | 562,799 |
| Qualified XII (0.65) | 167,215.018 | 12.08 | 2,019,957 |
| Qualified XII (0.70) | 152,071.335 | 12.05 | 1,832,460 |
| Qualified XII (0.75) | 82,833.706 | 12.03 | 996,489 |
| Qualified XII (0.80) | 204,493.312 | 12.00 | 2,453,920 |
| Qualified XII (0.85) | 126,953.283 | 11.97 | 1,519,631 |
| Qualified XII (0.90) | 42,707.955 | 11.94 | 509,933 |
| Qualified XII (0.95) | 259,804.530 | 11.91 | 3,094,272 |
| Qualified XII (1.00) | 622,697.632 | 11.89 | 7,403,875 |
| Qualified XII (1.05) | 127,859.421 | 11.86 | 1,516,413 |
| Qualified XII (1.10) | 34,960.366 | 11.83 | 413,581 |
| Qualified XII (1.15) | 33,799.881 | 11.80 | 398,839 |
| Qualified XII (1.20) | 23,365.239 | 11.78 | 275,243 |
| Qualified XII (1.25) | 69,752.510 | 11.75 | 819,592 |
| Qualified XII (1.30) | 1,369.166 | 11.72 | 16,047 |
| Qualified XII (1.35) | 11,059.444 | 11.69 | 129,285 |
| Qualified XII (1.40) | 16,540.846 | 11.67 | 193,032 |
| Qualified XII (1.45) | 9,813.757 | 11.64 | 114,232 |
| Qualified XII (1.50) | 4,056.140 | 11.61 | 47,092 |
| Qualified XV | 9,477.815 | 11.91 | 112,881 |
| Qualified XVI | 41,378.259 | 11.61 | 480,402 |
| Qualified XVII | 3,487.328 | 11.75 | 40,976 |
| Qualified XVIII | 837.727 | 11.89 | 9,961 |
| Qualified XXI | 8,008.520 | 12.00 | 96,102 |
| Qualified XXV | 8,157.347 | 12.03 | 98,133 |
| Qualified XXVI | 7,974.653 | 11.94 | 95,217 |
| Qualified XXVII | 600,663.163 | 10.89 | 6,541,222 |
| Qualified XXVIII | 224,513.657 | 11.89 | 2,669,467 |
| Qualified XXXII | 1,087.650 | 10.69 | 11,627 |
| Qualified XXXIII (0.40) | 19,114.440 | 12.26 | 234,343 |
| | 5,394,623.051 | | $ 62,926,556 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 112.436 | $ 10.65 | $ 1,197 |
| Qualified VI | 45,396.717 | 10.58 | 480,297 |
| Qualified X (1.15) | 394.129 | 10.58 | 4,170 |
| Qualified X (1.25) | 2,336.017 | 10.58 | 24,715 |
| Qualified XII (0.00) | 2.090 | 10.66 | 22 |
| Qualified XII (0.40) | 199.597 | 10.64 | 2,124 |
| Qualified XII (0.50) | 17,939.275 | 10.63 | 190,694 |
| Qualified XII (0.65) | 8.933 | 10.62 | 95 |
| Qualified XII (0.70) | 1,562.202 | 10.61 | 16,575 |
| Qualified XII (0.75) | 22.603 | 10.61 | 240 |
| Qualified XII (0.80) | 4.776 | 10.61 | 51 |
| Qualified XII (0.85) | 152.453 | 10.60 | 1,616 |
| Qualified XII (0.90) | 29.461 | 10.60 | 312 |
| Qualified XII (0.95) | 2,268.199 | 10.60 | 24,043 |
| Qualified XII (1.00) | 18,525.456 | 10.59 | 196,185 |
| Qualified XII (1.05) | 2,756.411 | 10.59 | 29,190 |
| Qualified XII (1.10) | 1,034.483 | 10.59 | 10,955 |
| Qualified XII (1.15) | 63.539 | 10.58 | 672 |
| Qualified XII (1.20) | 471.176 | 10.58 | 4,985 |
| Qualified XII (1.25) | 615.523 | 10.58 | 6,512 |
| Qualified XII (1.35) | 23.464 | 10.57 | 248 |
| Qualified XII (1.40) | 120.692 | 10.56 | 1,275 |
| Qualified XVI | 277.746 | 10.56 | 2,933 |
| Qualified XXI | 1.889 | 10.61 | 20 |
| Qualified XXVI | 48.854 | 10.60 | 518 |
| | 94,368.121 | | $ 999,644 |
| **ING Pioneer High Yield Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP15 | 194.185 | $ 10.60 | $ 2,058 |
| ING MAP PLUS NP22 | 218.687 | 10.57 | 2,312 |
| ING MAP PLUS NP25 | 178.012 | 10.56 | 1,880 |
| | 590.884 | | $ 6,250 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 5,920.597 | $ 11.83 | $ 70,041 |
| ING MAP PLUS NP6 | 14,466.649 | 11.82 | 170,996 |
| ING MAP PLUS NP8 | 39,035.706 | 11.80 | 460,621 |
| ING MAP PLUS NP9 | 17,279.302 | 11.79 | 203,723 |
| ING MAP PLUS NP10 | 3,936.684 | 11.78 | 46,374 |
| ING MAP PLUS NP11 | 8,030.449 | 11.77 | 94,518 |
| ING MAP PLUS NP14 | 4,711.735 | 11.74 | 55,316 |
| ING MAP PLUS NP15 | 63,224.156 | 11.73 | 741,619 |
| ING MAP PLUS NP16 | 3,437.453 | 11.72 | 40,287 |
| ING MAP PLUS NP17 | 12,542.412 | 11.71 | 146,872 |
| ING MAP PLUS NP18 | 2,518.326 | 11.70 | 29,464 |
| ING MAP PLUS NP19 | 429.428 | 11.70 | 5,024 |
| ING MAP PLUS NP21 | 32,412.650 | 11.68 | 378,580 |
| ING MAP PLUS NP22 | 26,167.470 | 11.67 | 305,374 |
| ING MAP PLUS NP23 | 6.070 | 11.66 | 71 |
| ING MAP PLUS NP25 | 344.122 | 11.64 | 4,006 |
| ING MAP PLUS NP26 | 1,100.389 | 11.63 | 12,798 |
| ING MAP PLUS NP28 | 2,295.595 | 11.61 | 26,652 |
| ING MAP PLUS NP29 | 1,812.395 | 11.60 | 21,024 |
| ING MAP PLUS NP32 | 15.486 | 11.57 | 179 |
| Qualified XXXV | 3,225.580 | 11.27 | 36,352 |
| | 242,912.654 | | $ 2,849,891 |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 8,675.374 | $ 11.90 | $ 103,237 |
| Qualified VI | 317,056.316 | 11.68 | 3,703,218 |
| Qualified X (1.15) | 49,511.445 | 11.70 | 579,284 |
| Qualified X (1.25) | 63,729.099 | 11.68 | 744,356 |
| Qualified XII (0.00) | 1.877 | 11.93 | 22 |
| Qualified XII (0.05) | 14,941.811 | 11.93 | 178,256 |
| Qualified XII (0.15) | 15,185.959 | 11.90 | 180,713 |
| Qualified XII (0.35) | 159,880.640 | 11.86 | 1,896,184 |
| Qualified XII (0.50) | 44,451.846 | 11.83 | 525,865 |
| Qualified XII (0.55) | 138,732.407 | 11.82 | 1,639,817 |
| Qualified XII (0.60) | 74,710.396 | 11.81 | 882,330 |
| Qualified XII (0.65) | 1,169.553 | 11.80 | 13,801 |
| Qualified XII (0.70) | 5,274.357 | 11.79 | 62,185 |
| Qualified XII (0.75) | 74,166.909 | 11.78 | 873,686 |
| Qualified XII (0.80) | 394.977 | 11.77 | 4,649 |
| Qualified XII (0.85) | 37,316.832 | 11.76 | 438,846 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2015 Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.90) | 56,247.206 | $ 11.75 | $ 660,905 |
| Qualified XII (0.95) | 87,654.130 | 11.74 | 1,029,059 |
| Qualified XII (1.00) | 25,145.592 | 11.73 | 294,958 |
| Qualified XII (1.05) | 12,403.085 | 11.72 | 145,364 |
| Qualified XII (1.10) | 5,346.738 | 11.71 | 62,610 |
| Qualified XII (1.15) | 28,239.526 | 11.70 | 330,402 |
| Qualified XII (1.20) | 351.755 | 11.69 | 4,112 |
| Qualified XII (1.25) | 9,286.991 | 11.68 | 108,472 |
| Qualified XII (1.30) | 499.380 | 11.67 | 5,828 |
| Qualified XII (1.35) | 1,232.744 | 11.67 | 14,386 |
| Qualified XII (1.40) | 2,470.574 | 11.66 | 28,807 |
| Qualified XII (1.45) | 35.606 | 11.65 | 415 |
| Qualified XV | 11,030.357 | 11.74 | 129,496 |
| Qualified XVI | 9,030.977 | 11.64 | 105,121 |
| Qualified XVII | 12,433.397 | 11.68 | 145,222 |
| Qualified XVIII | 6,124.209 | 11.68 | 71,531 |
| Qualified XXI | 5,713.348 | 11.77 | 67,246 |
| Qualified XXVI | 24.374 | 11.75 | 286 |
| Qualified XXXII | 3,091.578 | 11.68 | 36,110 |
| Qualified XXXVI | 12,037.747 | 11.82 | 142,286 |
| | 1,293,599.112 | | $ 15,209,065 |
| | | | |
| **ING Solution 2025 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 39,447.854 | $ 12.29 | $ 484,814 |
| ING MAP PLUS NP6 | 16,627.036 | 12.28 | 204,180 |
| ING MAP PLUS NP8 | 38,697.546 | 12.25 | 474,045 |
| ING MAP PLUS NP9 | 2,151.029 | 12.24 | 26,329 |
| ING MAP PLUS NP10 | 432.750 | 12.23 | 5,293 |
| ING MAP PLUS NP11 | 19,999.498 | 12.22 | 244,394 |
| ING MAP PLUS NP14 | 9,014.007 | 12.19 | 109,881 |
| ING MAP PLUS NP15 | 117,762.750 | 12.18 | 1,434,350 |
| ING MAP PLUS NP17 | 14,835.387 | 12.16 | 180,398 |
| ING MAP PLUS NP18 | 3,876.069 | 12.15 | 47,094 |
| ING MAP PLUS NP19 | 21,894.017 | 12.14 | 265,793 |
| ING MAP PLUS NP21 | 26,835.406 | 12.12 | 325,245 |
| ING MAP PLUS NP22 | 35,484.174 | 12.11 | 429,713 |
| ING MAP PLUS NP23 | 708.629 | 12.10 | 8,574 |
| ING MAP PLUS NP26 | 1,838.633 | 12.07 | 22,192 |
| ING MAP PLUS NP28 | 526.387 | 12.05 | 6,343 |
| ING MAP PLUS NP29 | 3,805.357 | 12.04 | 45,816 |
| ING MAP PLUS NP31 | 1,211.773 | 12.02 | 14,566 |
| ING MAP PLUS NP32 | 5,085.674 | 12.01 | 61,079 |
| | 360,233.976 | | $ 4,390,099 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 1,916.381 | $ 12.35 | $ 23,667 |
| Qualified VI | 382,745.594 | 12.13 | 4,642,704 |
| Qualified X (1.15) | 4,687.426 | 12.15 | 56,952 |
| Qualified X (1.25) | 46,778.582 | 12.13 | 567,424 |
| Qualified XII (0.05) | 3,032.328 | 12.38 | 37,540 |
| Qualified XII (0.15) | 217,848.385 | 12.35 | 2,690,428 |
| Qualified XII (0.35) | 182,203.916 | 12.31 | 2,242,930 |
| Qualified XII (0.50) | 25,973.157 | 12.28 | 318,950 |
| Qualified XII (0.55) | 72,194.358 | 12.27 | 885,825 |
| Qualified XII (0.60) | 105,386.023 | 12.26 | 1,292,033 |
| Qualified XII (0.65) | 7,747.180 | 12.25 | 94,903 |
| Qualified XII (0.70) | 23,474.609 | 12.24 | 287,329 |
| Qualified XII (0.75) | 54,160.615 | 12.23 | 662,384 |
| Qualified XII (0.80) | 5,852.034 | 12.22 | 71,512 |
| Qualified XII (0.85) | 20,669.251 | 12.21 | 252,372 |
| Qualified XII (0.90) | 41,050.938 | 12.20 | 500,821 |
| Qualified XII (0.95) | 113,866.436 | 12.19 | 1,388,032 |
| Qualified XII (1.00) | 55,397.604 | 12.18 | 674,743 |
| Qualified XII (1.05) | 17,886.404 | 12.17 | 217,678 |
| Qualified XII (1.10) | 15,282.607 | 12.16 | 185,837 |
| Qualified XII (1.15) | 16,553.063 | 12.15 | 201,120 |
| Qualified XII (1.20) | 5,561.777 | 12.14 | 67,520 |
| Qualified XII (1.25) | 3,473.824 | 12.13 | 42,137 |
| Qualified XII (1.30) | 2,596.455 | 12.12 | 31,469 |
| Qualified XII (1.35) | 55.539 | 12.11 | 673 |
| Qualified XII (1.40) | 5,026.031 | 12.10 | 60,815 |
| Qualified XII (1.45) | 951.888 | 12.09 | 11,508 |
| Qualified XII (1.50) | 1,452.217 | 12.08 | 17,543 |
| Qualified XV | 215.844 | 12.19 | 2,631 |
| Qualified XVI | 7,127.397 | 12.08 | 86,099 |
| Qualified XVII | 10,607.690 | 12.13 | 128,671 |
| Qualified XXI | 21,571.539 | 12.22 | 263,604 |
| Qualified XXVI | 140.939 | 12.20 | 1,719 |
| Qualified XXXII | 989.214 | 12.13 | 11,999 |
| Qualified XXXVI | 13,234.795 | 12.27 | 162,391 |
| | 1,487,712.040 | | $ 18,183,963 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 11,262.076 | $ 12.64 | $ 142,353 |
| ING MAP PLUS NP6 | 27,240.884 | 12.63 | 344,052 |
| ING MAP PLUS NP8 | 37,888.413 | 12.60 | 477,394 |
| ING MAP PLUS NP9 | 4,513.229 | 12.59 | 56,822 |
| ING MAP PLUS NP11 | 34,518.902 | 12.57 | 433,903 |
| ING MAP PLUS NP14 | 7,289.242 | 12.54 | 91,407 |
| ING MAP PLUS NP15 | 92,491.725 | 12.53 | 1,158,921 |
| ING MAP PLUS NP17 | 19,962.323 | 12.51 | 249,729 |
| ING MAP PLUS NP18 | 5,174.545 | 12.50 | 64,682 |
| ING MAP PLUS NP21 | 10,791.222 | 12.47 | 134,567 |
| ING MAP PLUS NP22 | 46,655.253 | 12.46 | 581,324 |
| ING MAP PLUS NP25 | 163.505 | 12.43 | 2,032 |
| ING MAP PLUS NP26 | 1,440.039 | 12.42 | 17,885 |
| ING MAP PLUS NP28 | 1,254.754 | 12.40 | 15,559 |
| ING MAP PLUS NP29 | 4,217.462 | 12.39 | 52,254 |
| ING MAP PLUS NP30 | 578.078 | 12.37 | 7,151 |
| ING MAP PLUS NP32 | 972.651 | 12.35 | 12,012 |
| Qualified XXXV | 1,003.883 | 11.69 | 11,735 |
| | 307,418.186 | | $ 3,853,782 |
| | | | |
| **ING Solution 2035 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 3,670.441 | $ 12.70 | $ 46,615 |
| Qualified VI | 270,076.246 | 12.47 | 3,367,851 |
| Qualified X (1.15) | 2,766.604 | 12.49 | 34,555 |
| Qualified X (1.25) | 5,619.910 | 12.47 | 70,080 |
| Qualified XII (0.05) | 7,883.601 | 12.74 | 100,437 |
| Qualified XII (0.15) | 7,111.443 | 12.70 | 90,315 |
| Qualified XII (0.35) | 221,134.444 | 12.66 | 2,799,562 |
| Qualified XII (0.50) | 31,163.769 | 12.63 | 393,598 |
| Qualified XII (0.55) | 62,393.316 | 12.62 | 787,404 |
| Qualified XII (0.60) | 48,992.188 | 12.61 | 617,791 |
| Qualified XII (0.65) | 4,364.171 | 12.60 | 54,989 |
| Qualified XII (0.70) | 12,390.357 | 12.59 | 155,995 |
| Qualified XII (0.75) | 34,727.766 | 12.58 | 436,875 |
| Qualified XII (0.80) | 724.842 | 12.57 | 9,111 |
| Qualified XII (0.85) | 8,500.693 | 12.56 | 106,769 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class (continued)** | | | |
| Qualified XII (0.90) | 17,858.284 | $ 12.55 | $ 224,121 |
| Qualified XII (0.95) | 98,929.044 | 12.54 | 1,240,570 |
| Qualified XII (1.00) | 37,686.724 | 12.53 | 472,215 |
| Qualified XII (1.05) | 23,120.810 | 12.52 | 289,473 |
| Qualified XII (1.10) | 2,582.403 | 12.50 | 32,280 |
| Qualified XII (1.15) | 23,517.289 | 12.49 | 293,731 |
| Qualified XII (1.20) | 2,549.560 | 12.48 | 31,819 |
| Qualified XII (1.25) | 11,636.468 | 12.47 | 145,107 |
| Qualified XII (1.30) | 316.571 | 12.46 | 3,944 |
| Qualified XII (1.40) | 7,592.908 | 12.44 | 94,456 |
| Qualified XII (1.45) | 77.451 | 12.43 | 963 |
| Qualified XII (1.50) | 424.878 | 12.42 | 5,277 |
| Qualified XVI | 1,702.301 | 12.42 | 21,143 |
| Qualified XXI | 4,566.622 | 12.57 | 57,402 |
| Qualified XXV | 46.880 | 12.58 | 590 |
| Qualified XXVI | 29.743 | 12.55 | 373 |
| Qualified XXXVI | 1,714.005 | 12.62 | 21,631 |
| | 955,871.732 | | $ 12,007,042 |
| **ING Solution 2045 Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 997.613 | $ 12.99 | $ 12,959 |
| ING MAP PLUS NP6 | 17,947.481 | 12.98 | 232,958 |
| ING MAP PLUS NP8 | 25,563.610 | 12.96 | 331,304 |
| ING MAP PLUS NP9 | 5,266.135 | 12.95 | 68,196 |
| ING MAP PLUS NP10 | 367.100 | 12.93 | 4,747 |
| ING MAP PLUS NP11 | 12,541.266 | 12.92 | 162,033 |
| ING MAP PLUS NP13 | 9,885.129 | 12.90 | 127,518 |
| ING MAP PLUS NP14 | 1,839.947 | 12.89 | 23,717 |
| ING MAP PLUS NP15 | 79,684.605 | 12.88 | 1,026,338 |
| ING MAP PLUS NP16 | 5.860 | 12.87 | 75 |
| ING MAP PLUS NP17 | 10,046.122 | 12.86 | 129,193 |
| ING MAP PLUS NP18 | 1,398.299 | 12.85 | 17,968 |
| ING MAP PLUS NP19 | 101.174 | 12.84 | 1,299 |
| ING MAP PLUS NP21 | 1,370.419 | 12.82 | 17,569 |
| ING MAP PLUS NP22 | 1,890.351 | 12.81 | 24,215 |
| ING MAP PLUS NP25 | 1.287 | 12.77 | 16 |
| ING MAP PLUS NP26 | 175.158 | 12.76 | 2,235 |
| ING MAP PLUS NP28 | 2,894.883 | 12.74 | 36,881 |
| ING MAP PLUS NP29 | 786.271 | 12.73 | 10,009 |
| ING MAP PLUS NP30 | 192.616 | 12.72 | 2,450 |
| ING MAP PLUS NP31 | 787.382 | 12.71 | 10,008 |
| ING MAP PLUS NP32 | 624.039 | 12.70 | 7,925 |
| | 174,366.747 | | $ 2,249,613 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution 2045 Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 14,143.492 | $ 13.04 | $ 184,431 |
| Qualified VI | 192,260.362 | 12.81 | 2,462,855 |
| Qualified X (1.15) | 6,682.315 | 12.83 | 85,734 |
| Qualified X (1.25) | 17,138.511 | 12.81 | 219,544 |
| Qualified XII (0.05) | 7,199.277 | 13.08 | 94,167 |
| Qualified XII (0.15) | 19,579.812 | 13.05 | 255,517 |
| Qualified XII (0.35) | 67,196.115 | 13.01 | 874,221 |
| Qualified XII (0.50) | 15,262.950 | 12.97 | 197,960 |
| Qualified XII (0.55) | 22,035.790 | 12.96 | 285,584 |
| Qualified XII (0.60) | 22,333.377 | 12.95 | 289,217 |
| Qualified XII (0.65) | 2,319.243 | 12.94 | 30,011 |
| Qualified XII (0.70) | 3,580.295 | 12.93 | 46,293 |
| Qualified XII (0.75) | 21,097.783 | 12.92 | 272,583 |
| Qualified XII (0.80) | 5,315.021 | 12.91 | 68,617 |
| Qualified XII (0.85) | 7,939.786 | 12.90 | 102,423 |
| Qualified XII (0.90) | 9,507.279 | 12.89 | 122,549 |
| Qualified XII (0.95) | 40,245.227 | 12.88 | 518,359 |
| Qualified XII (1.00) | 66,361.043 | 12.87 | 854,067 |
| Qualified XII (1.05) | 15,839.138 | 12.85 | 203,533 |
| Qualified XII (1.10) | 4,649.546 | 12.84 | 59,700 |
| Qualified XII (1.15) | 5,417.272 | 12.83 | 69,504 |
| Qualified XII (1.20) | 2,224.653 | 12.82 | 28,520 |
| Qualified XII (1.25) | 4,297.892 | 12.81 | 55,056 |
| Qualified XII (1.30) | 130.666 | 12.80 | 1,673 |
| Qualified XII (1.35) | 18.808 | 12.79 | 241 |
| Qualified XII (1.40) | 5,998.155 | 12.78 | 76,656 |
| Qualified XII (1.45) | 35.774 | 12.77 | 457 |
| Qualified XVI | 6,472.878 | 12.76 | 82,594 |
| Qualified XXI | 3,166.227 | 12.91 | 40,876 |
| Qualified XXVI | 4.689 | 12.89 | 60 |
| Qualified XXXVI | 195.475 | 12.96 | 2,533 |
| | 588,648.851 | | $ 7,585,535 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Solution Income Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 3,967.984 | $ 11.07 | $ 43,926 |
| ING MAP PLUS NP6 | 36,059.297 | 11.06 | 398,816 |
| ING MAP PLUS NP8 | 70,931.283 | 11.04 | 783,081 |
| ING MAP PLUS NP11 | 4,424.775 | 11.01 | 48,717 |
| ING MAP PLUS NP14 | 158.808 | 10.99 | 1,745 |
| ING MAP PLUS NP15 | 28,808.256 | 10.98 | 316,315 |
| ING MAP PLUS NP17 | 61.806 | 10.96 | 677 |
| ING MAP PLUS NP18 | 708.321 | 10.95 | 7,756 |
| ING MAP PLUS NP21 | 4,889.614 | 10.92 | 53,395 |
| ING MAP PLUS NP22 | 0.916 | 10.91 | 10 |
| ING MAP PLUS NP25 | 7.463 | 10.89 | 81 |
| ING MAP PLUS NP26 | 112.950 | 10.88 | 1,229 |
| ING MAP PLUS NP28 | 8.370 | 10.86 | 91 |
| ING MAP PLUS NP29 | 68.652 | 10.85 | 745 |
| | 150,208.495 | | $ 1,656,584 |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 81,540.626 | $ 10.92 | $ 890,424 |
| Qualified X (1.15) | 7,039.343 | 10.94 | 77,010 |
| Qualified X (1.25) | 41,194.821 | 10.92 | 449,847 |
| Qualified XII (0.15) | 4,158.268 | 11.13 | 46,282 |
| Qualified XII (0.35) | 30,470.796 | 11.09 | 337,921 |
| Qualified XII (0.50) | 45,575.773 | 11.06 | 504,068 |
| Qualified XII (0.55) | 6,209.577 | 11.05 | 68,616 |
| Qualified XII (0.60) | 597.883 | 11.04 | 6,601 |
| Qualified XII (0.65) | 66.928 | 11.03 | 738 |
| Qualified XII (0.70) | 446.387 | 11.03 | 4,924 |
| Qualified XII (0.75) | 4,759.019 | 11.02 | 52,444 |
| Qualified XII (0.80) | 152.238 | 11.01 | 1,676 |
| Qualified XII (0.85) | 139.889 | 11.00 | 1,539 |
| Qualified XII (0.90) | 8,586.471 | 10.99 | 94,365 |
| Qualified XII (0.95) | 2,825.437 | 10.98 | 31,023 |
| Qualified XII (1.00) | 8,772.326 | 10.97 | 96,232 |
| Qualified XII (1.05) | 1,816.696 | 10.96 | 19,911 |
| Qualified XII (1.10) | 350.957 | 10.95 | 3,843 |
| Qualified XII (1.20) | 128.767 | 10.93 | 1,407 |
| Qualified XII (1.25) | 3,215.336 | 10.92 | 35,111 |
| Qualified XII (1.40) | 108.817 | 10.90 | 1,186 |
| Qualified XII (1.45) | 8.111 | 10.89 | 88 |
| Qualified XVI | 1,883.313 | 10.88 | 20,490 |
| | 250,047.779 | | $ 2,745,746 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 3,450.098 | $ 11.31 | $ 39,021 |
| | 3,450.098 | | $ 39,021 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 28,899.566 | $ 12.10 | $ 349,685 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 110,006.954 | 12.72 | 1,399,288 |
| ING MAP PLUS NP8 | 113.084 | 10.71 | 1,211 |
| ING MAP PLUS NP12 | 20.223 | 10.69 | 216 |
| ING MAP PLUS NP15 | 6.369 | 10.67 | 68 |
| ING MAP PLUS NP18 | 1,015.834 | 10.65 | 10,819 |
| ING MAP PLUS NP20 | 444.388 | 10.64 | 4,728 |
| ING MAP PLUS NP29 | 77.808 | 10.59 | 824 |
| Qualified V | 1,691.314 | 11.92 | 20,160 |
| Qualified VI | 13,974,045.620 | 11.95 | 166,989,845 |
| Qualified VIII | 16,106.323 | 11.95 | 192,471 |
| Qualified X (1.15) | 393,556.570 | 11.98 | 4,714,808 |
| Qualified X (1.25) | 950,248.891 | 11.95 | 11,355,474 |
| Qualified XII (0.05) | 183,785.620 | 12.65 | 2,324,888 |
| Qualified XII (0.25) | 228,420.971 | 12.18 | 2,782,167 |
| Qualified XII (0.35) | 63,034.521 | 12.16 | 766,500 |
| Qualified XII (0.45) | 951.592 | 12.14 | 11,552 |
| Qualified XII (0.50) | 565,760.829 | 12.52 | 7,083,326 |
| Qualified XII (0.55) | 89,103.715 | 12.11 | 1,079,046 |
| Qualified XII (0.55) | 163,498.801 | 12.11 | 1,979,970 |
| Qualified XII (0.60) | 614,774.260 | 12.10 | 7,438,769 |
| Qualified XII (0.65) | 145,786.495 | 12.09 | 1,762,559 |
| Qualified XII (0.70) | 564,689.136 | 12.08 | 6,821,445 |
| Qualified XII (0.75) | 726,267.387 | 12.07 | 8,766,047 |
| Qualified XII (0.80) | 1,312,088.473 | 12.44 | 16,322,381 |
| Qualified XII (0.85) | 1,236,768.785 | 12.04 | 14,890,696 |
| Qualified XII (0.90) | 97,619.177 | 12.42 | 1,212,430 |
| Qualified XII (0.95) | 1,147,116.245 | 12.02 | 13,788,337 |
| Qualified XII (1.00) | 3,007,898.578 | 12.01 | 36,124,862 |
| Qualified XII (1.05) | 411,710.762 | 12.00 | 4,940,529 |
| Qualified XII (1.10) | 272,768.391 | 11.99 | 3,270,493 |
| Qualified XII (1.15) | 272,350.037 | 12.35 | 3,363,523 |
| Qualified XII (1.20) | 121,511.075 | 11.97 | 1,454,488 |
| Qualified XII (1.25) | 139,017.888 | 12.32 | 1,712,700 |
| Qualified XII (1.30) | 8,139.003 | 12.31 | 100,191 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.35) | 28,554.281 | 11.93 | 340,653 |
| Qualified XII (1.40) | 62,135.786 | 11.92 | 740,659 |
| Qualified XII (1.45) | 5,425.647 | 11.91 | 64,619 |
| Qualified XII (1.50) | 14,603.170 | 11.90 | 173,778 |
| Qualified XV | 130,682.156 | 12.02 | 1,570,800 |
| Qualified XVI | 321,463.710 | 11.90 | 3,825,418 |
| Qualified XVII | 17,771.835 | 11.95 | 212,373 |
| Qualified XVIII | 38,008.696 | 11.95 | 454,204 |
| Qualified XXI | 298,591.329 | 12.06 | 3,601,011 |
| Qualified XXII | 95.188 | 12.14 | 1,156 |
| Qualified XXV | 192,168.880 | 12.07 | 2,319,478 |
| Qualified XXVI | 138,137.086 | 12.03 | 1,661,789 |
| Qualified XXVII | 4,225,985.690 | 12.09 | 51,092,167 |
| Qualified XXVIII | 435,740.063 | 12.09 | 5,268,097 |
| Qualified XXXII | 23,875.425 | 11.95 | 285,311 |
| Qualified XXXVI | 219,788.707 | 12.11 | 2,661,641 |
| | 33,002,322.334 | | $ 397,309,650 |
| **ING T. Rowe Price Diversified Mid Cap Growth** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 3,650.086 | $ 12.27 | $ 44,787 |
| ING MAP PLUS NP8 | 1,329.132 | 12.21 | 16,229 |
| ING MAP PLUS NP12 | 6,126.581 | 12.14 | 74,377 |
| ING MAP PLUS NP15 | 10,118.275 | 12.09 | 122,330 |
| ING MAP PLUS NP20 | 12,275.619 | 12.00 | 147,307 |
| ING MAP PLUS NP23 | 570.495 | 11.95 | 6,817 |
| ING MAP PLUS NP26 | 28.089 | 11.90 | 334 |
| Qualified VI | 22.438 | 8.90 | 200 |
| Qualified XII (1.00) | 1,347.893 | 9.01 | 12,145 |
| | 35,468.608 | | $ 424,526 |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,367.864 | $ 11.53 | $ 142,601 |
| | 12,367.864 | | $ 142,601 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 78,578.640 | $9.60 to $15.98 | $ 1,102,743 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,792.785 | 13.10 | 23,485 |
| ING Custom Choice 65 | 64,666.563 | 12.90 | 834,199 |
| Qualified V | 1,507.597 | 24.03 | 36,228 |
| Qualified VI | 4,049,154.545 | 23.96 | 97,017,743 |
| Qualified VIII | 3,558.360 | 24.45 | 87,002 |
| Qualified X (1.15) | 174,505.834 | 27.15 | 4,737,833 |
| Qualified X (1.25) | 288,298.715 | 26.84 | 7,737,938 |
| Qualified XII (0.05) | 24,116.511 | 25.68 | 619,312 |
| Qualified XII (0.25) | 2,491.797 | 15.83 | 39,445 |
| Qualified XII (0.30) | 70.664 | 15.77 | 1,114 |
| Qualified XII (0.35) | 27,673.909 | 15.70 | 434,480 |
| Qualified XII (0.40) | 222,140.437 | 23.83 | 5,293,607 |
| Qualified XII (0.45) | 558.249 | 15.56 | 8,686 |
| Qualified XII (0.50) | 424,529.145 | 16.20 | 6,877,372 |
| Qualified XII (0.55) | 120,195.389 | 15.43 | 1,854,615 |
| Qualified XII (0.60) | 179,278.653 | 15.36 | 2,753,720 |
| Qualified XII (0.65) | 175,551.097 | 15.30 | 2,685,932 |
| Qualified XII (0.70) | 331,351.568 | 15.23 | 5,046,484 |
| Qualified XII (0.75) | 439,097.723 | 15.17 | 6,661,112 |
| Qualified XII (0.80) | 578,885.195 | 16.64 | 9,632,650 |
| Qualified XII (0.85) | 339,736.870 | 23.04 | 7,827,537 |
| Qualified XII (0.90) | 26,957.771 | 16.01 | 431,594 |
| Qualified XII (0.95) | 779,166.300 | 22.79 | 17,757,200 |
| Qualified XII (1.00) | 1,002,605.768 | 22.67 | 22,729,073 |
| Qualified XII (1.05) | 130,093.805 | 22.55 | 2,933,615 |
| Qualified XII (1.10) | 62,740.826 | 22.43 | 1,407,277 |
| Qualified XII (1.15) | 81,984.866 | 22.31 | 1,829,082 |
| Qualified XII (1.20) | 27,031.837 | 22.19 | 599,836 |
| Qualified XII (1.25) | 69,188.676 | 22.08 | 1,527,686 |
| Qualified XII (1.30) | 3,560.700 | 21.96 | 78,193 |
| Qualified XII (1.35) | 12,834.586 | 21.84 | 280,307 |
| Qualified XII (1.40) | 17,140.624 | 21.73 | 372,466 |
| Qualified XII (1.45) | 2,136.436 | 21.61 | 46,168 |
| Qualified XII (1.50) | 1,236.706 | 21.50 | 26,589 |
| Qualified XV | 12,348.451 | 24.69 | 304,883 |
| Qualified XVI | 116,940.550 | 23.39 | 2,735,239 |
| Qualified XVII | 16,010.911 | 23.96 | 383,621 |
| Qualified XVIII | 13,023.485 | 26.84 | 349,550 |
| Qualified XXI | 53,822.556 | 24.98 | 1,344,487 |
| Qualified XXII | 51.385 | 25.39 | 1,305 |
| Qualified XXV | 15,001.464 | 24.72 | 370,836 |
| Qualified XXVI | 24,903.873 | 24.49 | 609,896 |
| Qualified XXVII | 1,417,849.514 | 28.07 | 39,799,036 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)** | | | |
| Qualified XXVIII | 843,113.818 | $ 27.98 | $ 23,590,325 |
| Qualified XXXII | 14,060.671 | 13.23 | 186,023 |
| Qualified XXXIII (0.65) | 6,338.645 | 13.43 | 85,128 |
| Qualified XXXVI | 33,622.370 | 13.50 | 453,902 |
| | 12,311,506.840 | | $ 281,546,554 |
| | | | |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 7,009.929 | $ 12.82 | $ 89,867 |
| ING MAP PLUS NP10 | 15,364.268 | 12.73 | 195,587 |
| ING MAP PLUS NP13 | 752.356 | 12.67 | 9,532 |
| ING MAP PLUS NP15 | 17,966.507 | 12.64 | 227,097 |
| ING MAP PLUS NP16 | 1,777.944 | 12.62 | 22,438 |
| ING MAP PLUS NP17 | 4,154.291 | 12.60 | 52,344 |
| ING MAP PLUS NP23 | 5,143.300 | 12.49 | 64,240 |
| ING MAP PLUS NP25 | 252.953 | 12.45 | 3,149 |
| ING MAP PLUS NP26 | 1,810.287 | 12.44 | 22,520 |
| ING MAP PLUS NP27 | 1,448.587 | 12.42 | 17,991 |
| ING MAP PLUS NP28 | 1,141.162 | 12.40 | 14,150 |
| ING MAP PLUS NP30 | 234.049 | 12.36 | 2,893 |
| ING MAP PLUS NP31 | 126.642 | 12.35 | 1,564 |
| ING MAP PLUS NP32 | 271.753 | 12.33 | 3,351 |
| Qualified XII (1.00) | 9,856.767 | 14.27 | 140,656 |
| | 67,310.795 | | $ 867,379 |
| | | | |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 14,186.036 | $ 11.18 | $ 158,600 |
| Qualified XII (0.50) | 672.910 | 11.23 | 7,557 |
| Qualified XII (0.60) | 208.502 | 11.22 | 2,339 |
| Qualified XII (0.65) | 247.340 | 11.22 | 2,775 |
| Qualified XII (0.70) | 69.963 | 11.22 | 785 |
| Qualified XII (0.75) | 2,060.890 | 11.21 | 23,103 |
| Qualified XII (0.80) | 314.916 | 11.21 | 3,530 |
| Qualified XII (0.85) | 769.870 | 11.21 | 8,630 |
| Qualified XII (0.90) | 83.430 | 11.20 | 934 |
| Qualified XII (0.95) | 436.601 | 11.20 | 4,890 |
| Qualified XII (1.00) | 6,797.903 | 11.19 | 76,069 |
| Qualified XII (1.05) | 287.029 | 11.19 | 3,212 |
| Qualified XII (1.10) | 468.004 | 11.19 | 5,237 |
| Qualified XII (1.15) | 19.840 | 11.18 | 222 |
| Qualified XII (1.20) | 0.992 | 11.18 | 11 |
| Qualified XII (1.25) | 48.400 | 11.18 | 541 |
| Qualified XII (1.40) | 261.066 | 11.16 | 2,913 |
| Qualified XVI | 2.215 | 11.16 | 25 |
| Qualified XXI | 28.925 | 11.21 | 324 |
| | 26,964.832 | | $ 301,697 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 4,521.843 | $ 11.85 | $ 53,584 |
| | 4,521.843 | | $ 53,584 |
| | | | |
| **ING Thornburg Value Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 21,862.088 | $7.15 to $27.63 | $ 319,462 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 9,697.446 | 12.59 | 122,091 |
| Qualified V | 272.981 | 27.17 | 7,417 |
| Qualified VI | 1,196,909.648 | 27.63 | 33,070,614 |
| Qualified VIII | 4,122.341 | 23.74 | 97,864 |
| Qualified X (1.15) | 38,176.073 | 12.11 | 462,312 |
| Qualified X (1.25) | 138,136.826 | 12.01 | 1,659,023 |
| Qualified XII (0.05) | 8,014.906 | 29.61 | 237,321 |
| Qualified XII (0.25) | 1,317.266 | 13.25 | 17,454 |
| Qualified XII (0.35) | 4,908.913 | 13.13 | 64,454 |
| Qualified XII (0.40) | 121,359.201 | 19.20 | 2,330,097 |
| Qualified XII (0.45) | 78.451 | 13.02 | 1,021 |
| Qualified XII (0.50) | 69,751.845 | 13.75 | 959,088 |
| Qualified XII (0.55) | 57,468.925 | 12.91 | 741,924 |
| Qualified XII (0.60) | 48,016.932 | 12.85 | 617,018 |
| Qualified XII (0.65) | 17,273.544 | 12.80 | 221,101 |
| Qualified XII (0.70) | 151,622.476 | 12.74 | 1,931,670 |
| Qualified XII (0.75) | 112,115.295 | 12.69 | 1,422,743 |
| Qualified XII (0.80) | 169,428.927 | 14.30 | 2,422,834 |
| Qualified XII (0.85) | 281,687.401 | 18.56 | 5,228,118 |
| Qualified XII (0.90) | 18,923.937 | 13.71 | 259,447 |
| Qualified XII (0.95) | 170,795.035 | 18.36 | 3,135,797 |
| Qualified XII (1.00) | 905,678.767 | 18.26 | 16,537,694 |
| Qualified XII (1.05) | 56,833.159 | 18.17 | 1,032,658 |
| Qualified XII (1.10) | 40,272.331 | 18.07 | 727,721 |
| Qualified XII (1.15) | 50,052.430 | 17.97 | 899,442 |
| Qualified XII (1.20) | 13,279.971 | 17.88 | 237,446 |
| Qualified XII (1.25) | 18,312.503 | 17.78 | 325,596 |
| Qualified XII (1.30) | 1,157.800 | 17.69 | 20,481 |
| Qualified XII (1.35) | 1,102.590 | 17.60 | 19,406 |
| Qualified XII (1.40) | 14,659.120 | 17.50 | 256,535 |
| Qualified XII (1.45) | 1,214.075 | 17.41 | 21,137 |
| Qualified XII (1.50) | 628.749 | 17.32 | 10,890 |
| Qualified XV | 13,953.367 | 28.48 | 397,392 |
| Qualified XVI | 25,118.342 | 26.97 | 677,442 |
| Qualified XVII | 568.591 | 27.63 | 15,710 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Thornburg Value Portfolio - Initial Class (continued)** | | | |
| Qualified XVIII | 4,191.792 | 12.01 | 50,343 |
| Qualified XXI | 12,777.350 | 28.80 | 367,988 |
| Qualified XXV | 6,117.620 | 28.51 | 174,413 |
| Qualified XXVI | 4,138.978 | 28.24 | 116,885 |
| Qualified XXVII | 1,062,399.742 | 34.10 | 36,227,831 |
| Qualified XXVIII | 108,046.743 | 34.00 | 3,673,589 |
| Qualified XXXII | 3,557.843 | 13.35 | 47,497 |
| Qualified XXXVI | 17,011.063 | 11.51 | 195,797 |
| | 5,003,013.383 | | $ 117,362,763 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 103,927.624 | $13.58 to $14.52 | $ 1,490,076 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 317.044 | 13.99 | 4,435 |
| ING Custom Choice 65 | 42,867.681 | 12.91 | 553,422 |
| Qualified V | 739.311 | 18.74 | 13,855 |
| Qualified VI | 3,259,525.464 | 19.17 | 62,485,103 |
| Qualified VII | 60,397.233 | 16.25 | 981,455 |
| Qualified VIII | 8,229.871 | 16.16 | 132,995 |
| Qualified IX | 2,665.650 | 16.25 | 43,317 |
| Qualified X (1.15) | 91,910.633 | 19.43 | 1,785,824 |
| Qualified X (1.25) | 250,024.750 | 19.17 | 4,792,974 |
| Qualified XII (0.05) | 18,829.019 | 20.55 | 386,936 |
| Qualified XII (0.25) | 5,132.519 | 13.13 | 67,390 |
| Qualified XII (0.35) | 7,581.081 | 13.01 | 98,630 |
| Qualified XII (0.40) | 106,062.124 | 13.03 | 1,381,989 |
| Qualified XII (0.45) | 850.598 | 12.90 | 10,973 |
| Qualified XII (0.50) | 136,454.354 | 13.52 | 1,844,863 |
| Qualified XII (0.55) | 54,312.113 | 12.79 | 694,652 |
| Qualified XII (0.60) | 130,674.979 | 12.74 | 1,664,799 |
| Qualified XII (0.65) | 36,134.099 | 12.68 | 458,180 |
| Qualified XII (0.70) | 165,286.778 | 12.63 | 2,087,572 |
| Qualified XII (0.75) | 214,135.369 | 12.57 | 2,691,682 |
| Qualified XII (0.80) | 340,345.279 | 13.86 | 4,717,186 |
| Qualified XII (0.85) | 491,808.767 | 12.59 | 6,191,872 |
| Qualified XII (0.90) | 22,157.280 | 13.38 | 296,464 |
| Qualified XII (0.95) | 286,179.215 | 12.46 | 3,565,793 |
| Qualified XII (1.00) | 839,607.518 | 12.39 | 10,402,737 |
| Qualified XII (1.05) | 63,926.520 | 12.33 | 788,214 |
| Qualified XII (1.10) | 44,742.068 | 12.26 | 548,538 |
| Qualified XII (1.15) | 105,153.436 | 12.20 | 1,282,872 |
| Qualified XII (1.20) | 9,745.892 | 12.13 | 118,218 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING UBS U.S. Large Cap Equity** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (1.25) | 30,367.258 | 12.07 | 366,533 |
| Qualified XII (1.30) | 769.142 | 12.00 | 9,230 |
| Qualified XII (1.35) | 6,998.102 | 11.94 | 83,557 |
| Qualified XII (1.40) | 9,649.298 | 11.88 | 114,634 |
| Qualified XII (1.45) | 2,145.113 | 11.81 | 25,334 |
| Qualified XII (1.50) | 1,013.319 | 11.75 | 11,906 |
| Qualified XV | 14,727.646 | 19.76 | 291,018 |
| Qualified XVI | 78,042.881 | 18.71 | 1,460,182 |
| Qualified XVII | 41,846.478 | 19.17 | 802,197 |
| Qualified XVIII | 16,189.940 | 19.17 | 310,361 |
| Qualified XIX | 1,625.054 | 12.63 | 20,524 |
| Qualified XX | 1,317.200 | 16.62 | 21,892 |
| Qualified XXI | 33,806.872 | 19.99 | 675,799 |
| Qualified XXV | 7,356.109 | 19.78 | 145,504 |
| Qualified XXVI | 8,853.528 | 19.59 | 173,441 |
| Qualified XXVII | 754,937.881 | 18.47 | 13,943,703 |
| Qualified XXVIII | 129,701.819 | 18.41 | 2,387,810 |
| Qualified XXIX | 3,383.576 | 16.62 | 56,235 |
| Qualified XXX | 37,424.422 | 16.37 | 612,638 |
| Qualified XXXII | 90,207.948 | 14.31 | 1,290,876 |
| Qualified XXXVI | 68,910.263 | 13.09 | 902,035 |
| | 8,238,998.118 | | $ 135,288,425 |
| | | | |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 291.545 | $ 11.05 | $ 3,222 |
| | 291.545 | | $ 3,222 |
| | | | |
| **ING UBS U.S. Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 1,176.428 | $ 9.70 | $ 11,411 |
| Qualified XII (0.40) | 500.849 | 9.76 | 4,888 |
| Qualified XII (0.70) | 263.641 | 9.74 | 2,568 |
| Qualified XII (0.80) | 42.513 | 9.73 | 414 |
| Qualified XII (0.95) | 211.461 | 9.72 | 2,055 |
| Qualified XII (1.00) | 3.660 | 9.72 | 36 |
| Qualified XII (1.10) | 203.645 | 9.71 | 1,977 |
| Qualified XII (1.25) | 85.731 | 9.70 | 832 |
| | 2,487.928 | | $ 24,181 |
| | | | |
| **ING Van Kampen Comstock Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 12,566.406 | $ 11.98 | $ 150,546 |
| | 12,566.406 | | $ 150,546 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Currently payable annuity contracts: | 136,588.008 | $13.23 to $14.40 | $    1,936,200 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,284.635 | 13.56 | 30,980 |
| ING Custom Choice 65 | 5,086.270 | 12.38 | 62,968 |
| ING MAP PLUS NP11 | 5,955.879 | 13.40 | 79,809 |
| ING MAP PLUS NP13 | 739.332 | 13.36 | 9,877 |
| ING MAP PLUS NP15 | 85,102.815 | 13.32 | 1,133,569 |
| ING MAP PLUS NP16 | 3,629.985 | 13.30 | 48,279 |
| ING MAP PLUS NP17 | 11,128.842 | 13.28 | 147,791 |
| ING MAP PLUS NP18 | 1.932 | 13.27 | 26 |
| ING MAP PLUS NP19 | 1,994.014 | 13.25 | 26,421 |
| ING MAP PLUS NP21 | 2,483.852 | 13.21 | 32,812 |
| ING MAP PLUS NP22 | 534.701 | 13.19 | 7,053 |
| ING MAP PLUS NP23 | 1,198.448 | 13.17 | 15,784 |
| ING MAP PLUS NP24 | 7,830.458 | 13.15 | 102,971 |
| ING MAP PLUS NP26 | 6.069 | 13.11 | 80 |
| ING MAP PLUS NP27 | 740.611 | 13.09 | 9,695 |
| ING MAP PLUS NP28 | 508.196 | 13.07 | 6,642 |
| ING MAP PLUS NP31 | 118.852 | 13.02 | 1,547 |
| Qualified V | 332.657 | 14.23 | 4,734 |
| Qualified VI | 2,244,782.203 | 14.34 | 32,190,177 |
| Qualified X (1.15) | 75,477.745 | 14.41 | 1,087,634 |
| Qualified X (1.25) | 309,788.235 | 14.34 | 4,442,363 |
| Qualified XII (0.30) | 75.225 | 14.99 | 1,128 |
| Qualified XII (0.35) | 191.322 | 14.96 | 2,862 |
| Qualified XII (0.50) | 152,559.877 | 14.85 | 2,265,514 |
| Qualified XII (0.55) | 12,798.634 | 14.82 | 189,676 |
| Qualified XII (0.60) | 59,420.660 | 14.78 | 878,237 |
| Qualified XII (0.65) | 11,448.961 | 14.75 | 168,872 |
| Qualified XII (0.70) | 77,053.146 | 14.71 | 1,133,452 |
| Qualified XII (0.75) | 98,981.393 | 14.68 | 1,453,047 |
| Qualified XII (0.80) | 317,132.789 | 14.65 | 4,645,995 |
| Qualified XII (0.85) | 210,807.045 | 14.61 | 3,079,891 |
| Qualified XII (0.90) | 35,209.656 | 14.58 | 513,357 |
| Qualified XII (0.95) | 215,373.387 | 14.54 | 3,131,529 |
| Qualified XII (1.00) | 1,327,633.675 | 14.51 | 19,263,965 |
| Qualified XII (1.05) | 63,369.117 | 14.48 | 917,585 |
| Qualified XII (1.10) | 15,118.898 | 14.44 | 218,317 |
| Qualified XII (1.15) | 24,864.254 | 14.41 | 358,294 |
| Qualified XII (1.20) | 8,121.132 | 14.37 | 116,701 |
| Qualified XII (1.25) | 71,554.798 | 14.34 | 1,026,096 |
| Qualified XII (1.30) | 458.363 | 14.31 | 6,559 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock** | | | |
| **Portfolio - Service Class (continued)** | | | |
| Qualified XII (1.35) | 2,121.552 | $ 14.27 | $ 30,275 |
| Qualified XII (1.40) | 3,181.220 | 14.24 | 45,301 |
| Qualified XII (1.45) | 1,909.331 | 14.21 | 27,132 |
| Qualified XII (1.50) | 333.682 | 14.17 | 4,728 |
| Qualified XV | 5,138.477 | 14.54 | 74,713 |
| Qualified XVI | 25,346.649 | 14.17 | 359,162 |
| Qualified XVII | 11,327.713 | 14.34 | 162,439 |
| Qualified XVIII | 7,686.784 | 14.51 | 111,535 |
| Qualified XXI | 9,042.904 | 14.65 | 132,479 |
| Qualified XXV | 6,641.659 | 14.68 | 97,500 |
| Qualified XXVI | 1,221.848 | 14.58 | 17,815 |
| Qualified XXVII | 1,075,447.726 | 16.94 | 18,218,084 |
| Qualified XXXII | 5,024.504 | 14.10 | 70,846 |
| Qualified XXXIII (0.40) | 9,784.057 | 14.97 | 146,467 |
| | 6,762,694.177 | | $ 100,246,965 |
| **ING Van Kampen Equity and Income** | | | |
| **Portfolio - Adviser Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,884.238 | $ 11.38 | $ 21,443 |
| | 1,884.238 | | $ 21,443 |
| **ING Van Kampen Equity and Income** | | | |
| **Portfolio - Initial Class** | | | |
| Currently payable annuity contracts: | 146,606.790 | $11.77 to $11.98 | $ 1,750,160 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 79.975 | 11.89 | 951 |
| ING Custom Choice 65 | 51,529.171 | 12.29 | 633,294 |
| Qualified V | 2,817.581 | 11.86 | 33,417 |
| Qualified VI | 11,899,869.560 | 11.89 | 141,489,449 |
| Qualified VIII | 14,815.102 | 11.89 | 176,152 |
| Qualified X (1.15) | 476,388.509 | 11.91 | 5,673,787 |
| Qualified X (1.25) | 1,328,864.013 | 11.89 | 15,800,193 |
| Qualified XII (0.05) | 113,897.743 | 12.63 | 1,438,528 |
| Qualified XII (0.25) | 773,134.008 | 12.12 | 9,370,384 |
| Qualified XII (0.30) | 132.285 | 12.11 | 1,602 |
| Qualified XII (0.35) | 39,629.106 | 12.09 | 479,116 |
| Qualified XII (0.40) | 1,425,457.167 | 12.48 | 17,789,705 |
| Qualified XII (0.45) | 182.851 | 12.07 | 2,207 |
| Qualified XII (0.50) | 534,406.104 | 12.50 | 6,680,076 |
| Qualified XII (0.55) | 175,934.551 | 12.05 | 2,120,011 |
| Qualified XII (0.55) | 725,802.761 | 12.05 | 8,745,923 |
| Qualified XII (0.60) | 408,718.376 | 12.04 | 4,920,969 |
| Qualified XII (0.65) | 372,013.750 | 12.03 | 4,475,325 |
| Qualified XII (0.70) | 439,900.816 | 12.02 | 5,287,608 |
| Qualified XII (0.75) | 958,188.313 | 12.00 | 11,498,260 |
| Qualified XII (0.80) | 1,370,748.633 | 12.42 | 17,024,698 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity and Income** | | | |
| **Portfolio - Initial Class (continued)** | | | |
| Qualified XII (0.85) | 1,124,602.808 | $ 11.98 | $ 13,472,742 |
| Qualified XII (0.90) | 65,225.503 | 12.40 | 808,796 |
| Qualified XII (0.95) | 879,941.640 | 11.96 | 10,524,102 |
| Qualified XII (1.00) | 3,855,108.784 | 11.95 | 46,068,550 |
| Qualified XII (1.05) | 587,280.058 | 11.94 | 7,012,124 |
| Qualified XII (1.10) | 250,896.246 | 11.93 | 2,993,192 |
| Qualified XII (1.15) | 236,757.380 | 12.33 | 2,919,218 |
| Qualified XII (1.20) | 153,266.027 | 11.90 | 1,823,866 |
| Qualified XII (1.25) | 299,370.816 | 12.31 | 3,685,255 |
| Qualified XII (1.30) | 12,529.574 | 12.29 | 153,988 |
| Qualified XII (1.35) | 26,429.878 | 11.87 | 313,723 |
| Qualified XII (1.40) | 72,543.407 | 11.86 | 860,365 |
| Qualified XII (1.45) | 14,293.781 | 11.85 | 169,381 |
| Qualified XII (1.50) | 7,362.783 | 11.84 | 87,175 |
| Qualified XV | 43,020.431 | 11.96 | 514,524 |
| Qualified XVI | 278,531.436 | 11.84 | 3,297,812 |
| Qualified XVII | 7,472.714 | 11.89 | 88,851 |
| Qualified XVIII | 62,318.976 | 11.89 | 740,973 |
| Qualified XXI | 126,104.238 | 11.99 | 1,511,990 |
| Qualified XXV | 165,288.094 | 12.00 | 1,983,457 |
| Qualified XXVI | 43,012.533 | 11.97 | 514,860 |
| Qualified XXVII | 1,816,695.997 | 11.97 | 21,745,851 |
| Qualified XXXII | 35,175.378 | 11.89 | 418,235 |
| Qualified XXXIII (0.65) | 12,528.251 | 12.03 | 150,715 |
| Qualified XXXVI | 110,104.362 | 12.05 | 1,326,758 |
| | 31,544,978.260 | | $ 378,578,318 |
| **ING Van Kampen Equity and Income** | | | |
| **Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 0.071 | $ 38.19 | $ 3 |
| Qualified X (1.25) | 1,075.939 | 12.33 | 13,266 |
| Qualified XII (0.60) | 7.053 | 39.49 | 279 |
| Qualified XII (1.00) | 1,974.634 | 38.69 | 76,399 |
| | 3,057.697 | | $ 89,947 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Conservative** | | | |
| **Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 63,701.150 | $11.45 to $18.66 | $ 803,830 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 9,480.345 | 11.41 | 108,171 |
| ING MAP PLUS NP5 | 1,602.849 | 11.84 | 18,978 |
| ING MAP PLUS NP7 | 1,371.044 | 11.80 | 16,178 |
| ING MAP PLUS NP10 | 2,805.146 | 11.75 | 32,960 |
| ING MAP PLUS NP11 | 1,062.199 | 11.73 | 12,460 |
| ING MAP PLUS NP12 | 16,506.637 | 11.72 | 193,458 |
| ING MAP PLUS NP14 | 3,880.303 | 11.68 | 45,322 |
| ING MAP PLUS NP15 | 130,557.726 | 11.67 | 1,523,609 |
| ING MAP PLUS NP17 | 43.055 | 11.63 | 501 |
| ING MAP PLUS NP18 | 5,185.584 | 11.61 | 60,205 |
| ING MAP PLUS NP19 | 3,154.637 | 11.60 | 36,594 |
| ING MAP PLUS NP20 | 16,615.292 | 11.58 | 192,405 |
| ING MAP PLUS NP21 | 22,353.302 | 11.56 | 258,404 |
| ING MAP PLUS NP22 | 1,240.731 | 11.55 | 14,330 |
| ING MAP PLUS NP23 | 123.154 | 11.53 | 1,420 |
| ING MAP PLUS NP24 | 1,334.323 | 11.51 | 15,358 |
| ING MAP PLUS NP26 | 3,394.960 | 11.48 | 38,974 |
| ING MAP PLUS NP28 | 1,693.654 | 11.45 | 19,392 |
| ING MAP PLUS NP29 | 85.891 | 11.43 | 982 |
| ING MAP PLUS NP30 | 2,336.729 | 11.41 | 26,662 |
| Qualified V | 97.314 | 18.33 | 1,784 |
| Qualified VI | 636,203.103 | 18.66 | 11,871,550 |
| Qualified X (1.15) | 52,255.043 | 18.96 | 990,756 |
| Qualified X (1.25) | 73,884.813 | 18.74 | 1,384,601 |
| Qualified XII (0.00) | 12.532 | 14.62 | 183 |
| Qualified XII (0.05) | 11,237.202 | 20.00 | 224,744 |
| Qualified XII (0.25) | 103.729 | 14.31 | 1,484 |
| Qualified XII (0.35) | 734.016 | 14.19 | 10,416 |
| Qualified XII (0.40) | 113,363.824 | 18.38 | 2,083,627 |
| Qualified XII (0.45) | 20.575 | 14.06 | 289 |
| Qualified XII (0.50) | 13,310.161 | 14.31 | 190,468 |
| Qualified XII (0.55) | 18,283.733 | 13.94 | 254,875 |
| Qualified XII (0.60) | 42,681.626 | 13.88 | 592,421 |
| Qualified XII (0.65) | 1,901.405 | 13.82 | 26,277 |
| Qualified XII (0.70) | 63,260.671 | 13.76 | 870,467 |
| Qualified XII (0.75) | 52,965.186 | 13.71 | 726,153 |
| Qualified XII (0.80) | 91,758.132 | 14.15 | 1,298,378 |
| Qualified XII (0.85) | 38,641.193 | 17.77 | 686,654 |
| Qualified XII (0.90) | 3,859.110 | 13.94 | 53,796 |
| Qualified XII (0.95) | 72,182.342 | 17.58 | 1,268,966 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Conservative** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XII (1.00) | 316,488.780 | $  17.48 | $  5,532,224 |
| Qualified XII (1.05) | 40,537.876 | 17.39 | 704,954 |
| Qualified XII (1.10) | 47,213.138 | 17.30 | 816,787 |
| Qualified XII (1.15) | 42,794.223 | 17.21 | 736,489 |
| Qualified XII (1.20) | 6,302.834 | 17.12 | 107,905 |
| Qualified XII (1.25) | 13,450.414 | 17.03 | 229,061 |
| Qualified XII (1.30) | 4,061.920 | 16.94 | 68,809 |
| Qualified XII (1.35) | 63.928 | 16.85 | 1,077 |
| Qualified XII (1.40) | 7,952.739 | 16.76 | 133,288 |
| Qualified XII (1.45) | 917.312 | 16.67 | 15,292 |
| Qualified XII (1.50) | 248.995 | 16.58 | 4,128 |
| Qualified XV | 786.530 | 19.23 | 15,125 |
| Qualified XVI | 17,521.766 | 18.21 | 319,071 |
| Qualified XVII | 12,396.304 | 19.30 | 239,249 |
| Qualified XVIII | 32,993.510 | 19.38 | 639,414 |
| Qualified XXI | 4,794.604 | 19.45 | 93,255 |
| Qualified XXV | 6,555.385 | 19.44 | 127,437 |
| Qualified XXVI | 1,084.561 | 19.25 | 20,878 |
| Qualified XXVII | 97,184.222 | 18.96 | 1,842,613 |
| Qualified XXVIII | 91,489.524 | 18.90 | 1,729,152 |
| Qualified XXXII | 6,496.775 | 11.91 | 77,377 |
| Qualified XXXIII (0.65) | 2,573.615 | 12.76 | 32,839 |
| Qualified XXXVI | 6,007.208 | 12.84 | 77,133 |
| | 2,335,200.584 | | $  39,521,639 |
| | | | |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 34,303.790 | $11.07 to $14.31 | $  457,511 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 25,405.580 | 12.44 | 316,045 |
| ING MAP PLUS NP5 | 6,443.870 | 13.06 | 84,157 |
| ING MAP PLUS NP7 | 553.457 | 13.03 | 7,212 |
| ING MAP PLUS NP10 | 2,126.625 | 12.97 | 27,582 |
| ING MAP PLUS NP11 | 27,295.776 | 12.95 | 353,480 |
| ING MAP PLUS NP12 | 19,123.035 | 12.93 | 247,261 |
| ING MAP PLUS NP13 | 3,746.308 | 12.91 | 48,365 |
| ING MAP PLUS NP14 | 1,961.871 | 12.89 | 25,289 |
| ING MAP PLUS NP15 | 15,013.627 | 12.88 | 193,376 |
| ING MAP PLUS NP17 | 242.455 | 12.84 | 3,113 |
| ING MAP PLUS NP18 | 201.051 | 12.82 | 2,577 |
| ING MAP PLUS NP19 | 3,942.419 | 12.80 | 50,463 |
| ING MAP PLUS NP20 | 32,721.406 | 12.78 | 418,180 |
| ING MAP PLUS NP21 | 35,524.415 | 12.76 | 453,292 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth** | | | |
| **Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP22 | 2,306.641 | 12.75 | 29,410 |
| ING MAP PLUS NP23 | 948.706 | 12.73 | 12,077 |
| ING MAP PLUS NP26 | 3,894.470 | 12.67 | 49,343 |
| ING MAP PLUS NP28 | 5,631.639 | 12.64 | 71,184 |
| ING MAP PLUS NP29 | 29.113 | 12.62 | 367 |
| ING MAP PLUS NP30 | 1,408.365 | 12.60 | 17,745 |
| Qualified V | 235.971 | 20.48 | 4,833 |
| Qualified VI | 1,757,978.867 | 20.86 | 36,671,439 |
| Qualified VIII | 8.582 | 20.84 | 179 |
| Qualified X (1.15) | 75,152.543 | 21.70 | 1,630,810 |
| Qualified X (1.25) | 166,555.181 | 21.45 | 3,572,609 |
| Qualified XII (0.00) | 0.877 | 13.85 | 12 |
| Qualified XII (0.05) | 7,998.067 | 22.35 | 178,757 |
| Qualified XII (0.25) | 1,440.266 | 13.55 | 19,516 |
| Qualified XII (0.35) | 8,061.404 | 13.44 | 108,345 |
| Qualified XII (0.40) | 136,574.671 | 19.79 | 2,702,813 |
| Qualified XII (0.50) | 38,454.312 | 13.73 | 527,978 |
| Qualified XII (0.55) | 58,054.233 | 13.21 | 766,896 |
| Qualified XII (0.60) | 49,500.729 | 13.15 | 650,935 |
| Qualified XII (0.65) | 7,638.429 | 13.10 | 100,063 |
| Qualified XII (0.70) | 181,503.643 | 13.04 | 2,366,808 |
| Qualified XII (0.75) | 190,980.989 | 12.98 | 2,478,933 |
| Qualified XII (0.80) | 191,012.443 | 13.75 | 2,626,421 |
| Qualified XII (0.85) | 115,492.382 | 19.13 | 2,209,369 |
| Qualified XII (0.90) | 24,534.695 | 13.44 | 329,746 |
| Qualified XII (0.95) | 114,464.740 | 18.93 | 2,166,818 |
| Qualified XII (1.00) | 596,799.537 | 18.83 | 11,237,735 |
| Qualified XII (1.05) | 163,468.247 | 18.73 | 3,061,760 |
| Qualified XII (1.10) | 72,441.440 | 18.63 | 1,349,584 |
| Qualified XII (1.15) | 88,680.193 | 18.53 | 1,643,244 |
| Qualified XII (1.20) | 21,194.227 | 18.43 | 390,610 |
| Qualified XII (1.25) | 38,767.286 | 18.33 | 710,604 |
| Qualified XII (1.30) | 9,355.861 | 18.24 | 170,651 |
| Qualified XII (1.35) | 186.819 | 18.14 | 3,389 |
| Qualified XII (1.40) | 11,759.899 | 18.04 | 212,149 |
| Qualified XII (1.45) | 513.897 | 17.95 | 9,224 |
| Qualified XII (1.50) | 2,872.387 | 17.85 | 51,272 |
| Qualified XV | 4,908.394 | 21.49 | 105,481 |
| Qualified XVI | 33,504.153 | 20.35 | 681,810 |
| Qualified XVIII | 5,087.015 | 22.18 | 112,830 |
| Qualified XXI | 11,975.285 | 21.74 | 260,343 |
| Qualified XXII | 1,446.195 | 22.10 | 31,961 |
| Qualified XXV | 7,253.322 | 21.72 | 157,542 |
| Qualified XXVI | 319.774 | 21.51 | 6,878 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Growth** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XXVII | 136,097.245 | $ 21.18 | $ 2,882,540 |
| Qualified XXVIII | 149,556.178 | 21.12 | 3,158,626 |
| Qualified XXXII | 6,724.487 | 13.37 | 89,906 |
| Qualified XXXIII (0.65) | 515.920 | 13.67 | 7,053 |
| Qualified XXXVI | 20,364.390 | 13.75 | 280,010 |
| | 4,732,259.794 | | $ 88,596,511 |
| | | | |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 75,472.849 | $11.34 to $13.90 | $ 968,791 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 15,611.647 | 11.94 | 186,403 |
| ING MAP PLUS NP5 | 3,676.170 | 12.47 | 45,842 |
| ING MAP PLUS NP7 | 37.780 | 12.43 | 470 |
| ING MAP PLUS NP10 | 959.821 | 12.38 | 11,883 |
| ING MAP PLUS NP11 | 9,582.998 | 12.36 | 118,446 |
| ING MAP PLUS NP12 | 22,537.241 | 12.34 | 278,110 |
| ING MAP PLUS NP13 | 4,630.539 | 12.32 | 57,048 |
| ING MAP PLUS NP14 | 12,744.275 | 12.31 | 156,882 |
| ING MAP PLUS NP15 | 57,009.524 | 12.29 | 700,647 |
| ING MAP PLUS NP17 | 603.167 | 12.25 | 7,389 |
| ING MAP PLUS NP18 | 26,738.758 | 12.23 | 327,015 |
| ING MAP PLUS NP19 | 301.633 | 12.22 | 3,686 |
| ING MAP PLUS NP20 | 26,620.772 | 12.20 | 324,773 |
| ING MAP PLUS NP21 | 18,041.699 | 12.18 | 219,748 |
| ING MAP PLUS NP22 | 3,947.479 | 12.16 | 48,001 |
| ING MAP PLUS NP23 | 1,518.030 | 12.15 | 18,444 |
| ING MAP PLUS NP26 | 29,895.080 | 12.09 | 361,432 |
| ING MAP PLUS NP28 | 6,388.105 | 12.06 | 77,041 |
| ING MAP PLUS NP29 | 20.808 | 12.04 | 251 |
| ING MAP PLUS NP30 | 3,011.177 | 12.02 | 36,194 |
| Qualified V | 357.357 | 19.18 | 6,854 |
| Qualified VI | 1,391,337.693 | 19.53 | 27,172,825 |
| Qualified X (1.15) | 46,989.308 | 20.22 | 950,124 |
| Qualified X (1.25) | 145,254.571 | 19.99 | 2,903,639 |
| Qualified XII (0.00) | 71.075 | 14.03 | 997 |
| Qualified XII (0.05) | 15,919.850 | 20.93 | 333,202 |
| Qualified XII (0.25) | 747.689 | 13.73 | 10,266 |
| Qualified XII (0.35) | 3,904.937 | 13.61 | 53,146 |
| Qualified XII (0.40) | 340,525.442 | 18.84 | 6,415,499 |
| Qualified XII (0.45) | 33.551 | 13.49 | 453 |
| Qualified XII (0.50) | 94,487.320 | 13.83 | 1,306,760 |
| Qualified XII (0.55) | 41,633.453 | 13.38 | 557,056 |
| Qualified XII (0.60) | 69,643.102 | 13.32 | 927,646 |
| Qualified XII (0.65) | 3,365.299 | 13.26 | 44,624 |
| Qualified XII (0.70) | 169,716.614 | 13.21 | 2,241,956 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Strategic Allocation Moderate** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 188,885.754 | $ 13.15 | $ 2,483,848 |
| Qualified XII (0.80) | 205,513.861 | 13.81 | 2,838,146 |
| Qualified XII (0.85) | 75,524.257 | 18.21 | 1,375,297 |
| Qualified XII (0.90) | 11,345.467 | 13.52 | 153,391 |
| Qualified XII (0.95) | 139,533.606 | 18.02 | 2,514,396 |
| Qualified XII (1.00) | 534,641.272 | 17.92 | 9,580,772 |
| Qualified XII (1.05) | 352,445.446 | 17.83 | 6,284,102 |
| Qualified XII (1.10) | 67,304.623 | 17.73 | 1,193,311 |
| Qualified XII (1.15) | 95,782.842 | 17.64 | 1,689,609 |
| Qualified XII (1.20) | 18,293.563 | 17.54 | 320,869 |
| Qualified XII (1.25) | 39,860.600 | 17.45 | 695,567 |
| Qualified XII (1.30) | 11,053.098 | 17.36 | 191,882 |
| Qualified XII (1.35) | 1,035.442 | 17.27 | 17,882 |
| Qualified XII (1.40) | 24,061.220 | 17.17 | 413,131 |
| Qualified XII (1.45) | 983.656 | 17.08 | 16,801 |
| Qualified XII (1.50) | 3,433.815 | 16.99 | 58,341 |
| Qualified XV | 3,356.068 | 20.13 | 67,558 |
| Qualified XVI | 29,784.278 | 19.06 | 567,688 |
| Qualified XVIII | 15,275.095 | 20.67 | 315,736 |
| Qualified XXI | 6,465.686 | 20.36 | 131,641 |
| Qualified XXII | 509.130 | 20.69 | 10,534 |
| Qualified XXV | 2,698.690 | 20.34 | 54,891 |
| Qualified XXVI | 309.627 | 20.15 | 6,239 |
| Qualified XXVII | 129,551.761 | 19.84 | 2,570,307 |
| Qualified XXVIII | 112,329.618 | 19.78 | 2,221,880 |
| Qualified XXXII | 3,127.985 | 12.66 | 39,600 |
| Qualified XXXIII (0.65) | 528.832 | 13.23 | 6,996 |
| Qualified XXXVI | 8,875.384 | 13.31 | 118,131 |
| | 4,725,847.489 | | $ 82,812,089 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,654,381.262 | $12.65 to $325.50 | $ 153,704,252 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,407.291 | 13.21 | 31,800 |
| ING Custom Choice 65 | 332,591.332 | 12.72 | 4,230,562 |
| Qualified I | 35,616.029 | 317.14 | 11,295,267 |
| Qualified V | 830.305 | 24.15 | 20,052 |
| Qualified VI | 34,440,079.050 | 24.52 | 844,470,738 |
| Qualified VII | 2,999,205.537 | 23.23 | 69,671,545 |
| Qualified VIII | 39,238.335 | 22.75 | 892,672 |
| Qualified IX | 6,422.819 | 23.72 | 152,349 |
| Qualified X (1.15) | 1,034,648.087 | 24.84 | 25,700,658 |
| Qualified X (1.25) | 5,131,357.707 | 24.52 | 125,820,891 |
| Qualified XII (0.05) | 171,207.929 | 26.27 | 4,497,632 |
| Qualified XII (0.25) | 75,267.551 | 10.76 | 809,879 |
| Qualified XII (0.35) | 152,431.424 | 10.67 | 1,626,443 |
| Qualified XII (0.40) | 232,597.929 | 17.51 | 4,072,790 |
| Qualified XII (0.45) | 3,604.807 | 10.57 | 38,103 |
| Qualified XII (0.50) | 1,720,871.648 | 11.06 | 19,032,840 |
| Qualified XII (0.55) | 668,812.573 | 10.48 | 7,009,156 |
| Qualified XII (0.60) | 1,860,530.970 | 10.44 | 19,423,943 |
| Qualified XII (0.65) | 148,346.258 | 10.39 | 1,541,318 |
| Qualified XII (0.70) | 1,310,593.063 | 10.35 | 13,564,638 |
| Qualified XII (0.75) | 2,472,116.819 | 10.30 | 25,462,803 |
| Qualified XII (0.80) | 4,061,970.944 | 11.25 | 45,697,173 |
| Qualified XII (0.85) | 3,838,456.216 | 16.93 | 64,985,064 |
| Qualified XII (0.90) | 338,057.804 | 10.86 | 3,671,308 |
| Qualified XII (0.95) | 1,400,434.451 | 16.75 | 23,457,277 |
| Qualified XII (1.00) | 7,001,728.107 | 16.66 | 116,648,790 |
| Qualified XII (1.05) | 519,176.293 | 16.57 | 8,602,751 |
| Qualified XII (1.10) | 325,909.065 | 16.48 | 5,370,981 |
| Qualified XII (1.15) | 895,372.414 | 16.40 | 14,684,108 |
| Qualified XII (1.20) | 63,530.462 | 16.31 | 1,036,182 |
| Qualified XII (1.25) | 120,422.183 | 16.22 | 1,953,248 |
| Qualified XII (1.30) | 3,227.621 | 16.14 | 52,094 |
| Qualified XII (1.35) | 861.399 | 16.05 | 13,825 |
| Qualified XII (1.40) | 47,214.456 | 15.97 | 754,015 |
| Qualified XII (1.45) | 600.214 | 15.88 | 9,531 |
| Qualified XII (1.50) | 8,084.828 | 15.80 | 127,740 |
| Qualified XV | 282,822.727 | 25.27 | 7,146,930 |
| Qualified XVI | 629,335.834 | 23.93 | 15,060,007 |
| Qualified XVII | 1,838,625.238 | 25.11 | 46,167,880 |
| Qualified XVIII | 2,113,961.550 | 25.11 | 53,081,575 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I (continued)** | | | |
| Qualified XIX | 13,075.338 | $ 324.81 | $ 4,247,001 |
| Qualified XX | 43,234.043 | 245.94 | 10,632,981 |
| Qualified XXI | 212,795.532 | 25.56 | 5,439,054 |
| Qualified XXII | 782.940 | 25.98 | 20,341 |
| Qualified XXV | 93,221.499 | 25.53 | 2,379,945 |
| Qualified XXVI | 62,501.052 | 25.29 | 1,580,652 |
| Qualified XXVII | 618,830.730 | 243.92 | 150,945,192 |
| Qualified XXVIII | 9,645.382 | 243.15 | 2,345,275 |
| Qualified XXIX | 1,683.188 | 240.13 | 404,184 |
| Qualified XXX | 33,995.677 | 236.51 | 8,040,318 |
| Qualified XXXII | 582,194.564 | 13.48 | 7,847,983 |
| Qualified XXXVI | 405,586.532 | 11.92 | 4,834,591 |
| | 80,060,497.008 | | $ 1,940,308,327 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 1** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 88,766.236 | $ 11.21 | $ 995,070 |
| | 88,766.236 | | $ 995,070 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 2** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 99,429.380 | $ 10.71 | $ 1,064,889 |
| Qualified XII (0.80) | 52,875.052 | 10.86 | 574,223 |
| Qualified XII (0.95) | 0.569 | 10.81 | 6 |
| Qualified XII (1.00) | 331,745.861 | 10.79 | 3,579,538 |
| Qualified XII (1.10) | 3,209.218 | 10.75 | 34,499 |
| Qualified XVII | 15,326.003 | 10.71 | 164,141 |
| Qualified XXVII | 49,214.985 | 10.79 | 531,030 |
| Qualified XXVIII | 152,649.420 | 10.86 | 1,657,773 |
| | 704,450.488 | | $ 7,606,099 |
| | | | |
| **ING GET U.S. Core Portfolio - Series 3** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 764,104.947 | $ 10.38 | $ 7,931,409 |
| Qualified X (1.15) | 152,063.184 | 10.31 | 1,567,771 |
| Qualified X (1.25) | 335,113.421 | 10.36 | 3,471,775 |
| Qualified XII (0.80) | 256,691.511 | 10.51 | 2,697,828 |
| Qualified XII (0.85) | 25,931.715 | 10.49 | 272,024 |
| Qualified XII (0.95) | 7,176.554 | 10.46 | 75,067 |
| Qualified XII (1.00) | 351,132.245 | 10.44 | 3,665,821 |
| Qualified XII (1.10) | 5,457.886 | 10.41 | 56,817 |
| Qualified XII (1.15) | 75,021.959 | 10.39 | 779,478 |
| Qualified XVI | 638.045 | 10.30 | 6,572 |
| Qualified XVIII | 44,292.267 | 10.32 | 457,096 |
| Qualified XXVII | 610,185.211 | 10.46 | 6,382,537 |
| Qualified XXVIII | 25,106.795 | 10.52 | 264,123 |
| Qualified XXXII | 25,129.766 | 10.31 | 259,088 |
| | 2,678,045.506 | | $ 27,887,406 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 5** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 7,114.285 | $ 11.55 | $ 82,170 |
| Qualified X (1.25) | 33,373.288 | 11.55 | 385,461 |
| Qualified XXXII | 18,831.804 | 11.55 | 217,507 |
| | 59,319.377 | | $ 685,138 |
| **ING GET U.S. Core Portfolio - Series 6** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 129,908.932 | $ 11.04 | $ 1,434,195 |
| Qualified X (1.25) | 161,311.047 | 11.04 | 1,780,874 |
| Qualified XVIII | 36,871.169 | 11.05 | 407,426 |
| Qualified XXXII | 27,929.940 | 11.04 | 308,347 |
| | 356,021.088 | | $ 3,930,842 |
| **ING GET U.S. Core Portfolio - Series 7** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 60,355.727 | $ 10.90 | $ 657,877 |
| Qualified X (1.25) | 64,693.084 | 10.90 | 705,155 |
| Qualified XVIII | 48,321.915 | 10.91 | 527,192 |
| Qualified XXVII | 102,658.367 | 11.01 | 1,130,269 |
| Qualified XXVIII | 43,666.426 | 11.05 | 482,514 |
| Qualified XXXII | 4,824.586 | 10.90 | 52,588 |
| | 324,520.105 | | $ 3,555,595 |
| **ING GET U.S. Core Portfolio - Series 8** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 42,568.132 | $ 10.99 | $ 467,824 |
| Qualified X (1.25) | 68,002.849 | 10.98 | 746,671 |
| Qualified XVIII | 25,851.720 | 10.99 | 284,110 |
| Qualified XXXII | 764.398 | 10.98 | 8,393 |
| | 137,187.099 | | $ 1,506,998 |
| **ING GET U.S. Core Portfolio - Series 9** | | | |
| Contracts in accumulation period: | | | |
| Qualified X (1.15) | 3,405.527 | $ 10.79 | $ 36,746 |
| Qualified X (1.25) | 11,216.478 | 10.79 | 121,026 |
| Qualified XVIII | 781.930 | 10.80 | 8,445 |
| Qualified XXXII | 150.875 | 10.79 | 1,628 |
| | 15,554.810 | | $ 167,845 |

| Division/Contract | Units | | Unit Value | | Extended Value |
|---|---|---|---|---|---|
| **ING GET U.S. Core Portfolio - Series 10** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.25) | 7,036.925 | $ | 10.76 | $ | 75,717 |
| | 7,036.925 | | | $ | 75,717 |
| **ING GET U.S. Core Portfolio - Series 11** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified X (1.15) | 141.322 | $ | 10.62 | $ | 1,501 |
| Qualified X (1.25) | 4,278.845 | | 10.62 | | 45,441 |
| | 4,420.167 | | | $ | 46,942 |
| **ING VP Global Science and Technology Portfolio - Class I** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING Custom Choice 65 | 5,338.093 | $ | 13.50 | $ | 72,064 |
| ING MAP PLUS NP6 | 428.455 | | 11.37 | | 4,872 |
| ING MAP PLUS NP13 | 1,682.537 | | 11.26 | | 18,945 |
| ING MAP PLUS NP14 | 952.948 | | 11.24 | | 10,711 |
| ING MAP PLUS NP15 | 2,565.815 | | 11.23 | | 28,814 |
| ING MAP PLUS NP19 | 41.918 | | 11.16 | | 468 |
| ING MAP PLUS NP21 | 1,613.524 | | 11.13 | | 17,959 |
| ING MAP PLUS NP22 | 83.775 | | 11.11 | | 931 |
| ING MAP PLUS NP26 | 403.401 | | 11.05 | | 4,458 |
| ING MAP PLUS NP28 | 403.913 | | 11.02 | | 4,451 |
| ING MAP PLUS NP30 | 133.611 | | 10.99 | | 1,468 |
| Qualified V | 2,125.261 | | 4.17 | | 8,862 |
| Qualified VI | 3,308,839.615 | | 4.21 | | 13,930,215 |
| Qualified VIII | 1,744.466 | | 4.21 | | 7,344 |
| Qualified X (1.15) | 57,633.540 | | 4.24 | | 244,366 |
| Qualified X (1.25) | 198,802.439 | | 4.21 | | 836,958 |
| Qualified XII (0.05) | 102,088.632 | | 4.46 | | 455,315 |
| Qualified XII (0.50) | 171,422.474 | | 4.43 | | 759,402 |
| Qualified XII (0.55) | 145,211.524 | | 4.41 | | 640,383 |
| Qualified XII (0.60) | 131,548.839 | | 4.40 | | 578,815 |
| Qualified XII (0.65) | 57,695.614 | | 4.38 | | 252,707 |
| Qualified XII (0.70) | 253,575.263 | | 4.37 | | 1,108,124 |
| Qualified XII (0.75) | 182,138.749 | | 4.35 | | 792,304 |
| Qualified XII (0.80) | 837,706.210 | | 4.34 | | 3,635,645 |
| Qualified XII (0.85) | 356,502.406 | | 4.33 | | 1,543,655 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Global Science and Technology** | | | |
| **Portfolio - Class I (continued)** | | | |
| Qualified XII (0.90) | 28,216.522 | $ 4.31 | $ 121,613 |
| Qualified XII (0.95) | 327,408.435 | 4.30 | 1,407,856 |
| Qualified XII (1.00) | 1,025,967.208 | 4.28 | 4,391,140 |
| Qualified XII (1.05) | 95,516.150 | 4.27 | 407,854 |
| Qualified XII (1.10) | 43,128.031 | 4.25 | 183,294 |
| Qualified XII (1.15) | 39,142.323 | 4.24 | 165,963 |
| Qualified XII (1.20) | 31,230.501 | 4.23 | 132,105 |
| Qualified XII (1.25) | 63,626.691 | 4.21 | 267,868 |
| Qualified XII (1.30) | 2,696.940 | 4.20 | 11,327 |
| Qualified XII (1.35) | 17,621.993 | 4.18 | 73,660 |
| Qualified XII (1.40) | 17,078.173 | 4.17 | 71,216 |
| Qualified XII (1.45) | 2,056.234 | 4.15 | 8,533 |
| Qualified XV | 18,223.263 | 4.30 | 78,360 |
| Qualified XVI | 62,466.027 | 4.14 | 258,609 |
| Qualified XVII | 5,138.645 | 4.28 | 21,993 |
| Qualified XVIII | 7,537.923 | 4.28 | 32,262 |
| Qualified XXI | 174,065.795 | 4.34 | 755,446 |
| Qualified XXV | 29,731.847 | 4.39 | 130,523 |
| Qualified XXVI | 16,968.225 | 4.35 | 73,812 |
| Qualified XXVII | 914,445.833 | 4.19 | 3,831,528 |
| Qualified XXXII | 1,524.686 | 11.69 | 17,824 |
| Qualified XXXVI | 18,424.676 | 10.55 | 194,380 |
| | 8,762,899.143 | | $ 37,596,402 |
| **ING VP Growth Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 34,318.852 | $5.88 to $15.66 | $ 274,423 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 14,155.118 | 11.91 | 168,587 |
| Qualified VI | 1,719,952.037 | 15.66 | 26,934,449 |
| Qualified VIII | 413.492 | 15.65 | 6,471 |
| Qualified X (1.15) | 49,338.044 | 15.82 | 780,528 |
| Qualified X (1.25) | 201,088.744 | 15.66 | 3,149,050 |
| Qualified XII (0.05) | 11,751.118 | 16.77 | 197,066 |
| Qualified XII (0.25) | 55,349.996 | 10.88 | 602,208 |
| Qualified XII (0.35) | 10,257.468 | 10.79 | 110,678 |
| Qualified XII (0.40) | 398,447.862 | 16.86 | 6,717,831 |
| Qualified XII (0.45) | 77.848 | 10.69 | 832 |
| Qualified XII (0.50) | 47,257.802 | 11.51 | 543,937 |
| Qualified XII (0.55) | 47,597.057 | 10.60 | 504,529 |
| Qualified XII (0.60) | 98,724.952 | 10.56 | 1,042,535 |
| Qualified XII (0.65) | 6,795.475 | 10.51 | 71,420 |
| Qualified XII (0.70) | 153,980.472 | 10.46 | 1,610,636 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Growth Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 177,702.256 | $ 10.42 | $ 1,851,658 |
| Qualified XII (0.80) | 225,635.723 | 11.81 | 2,664,758 |
| Qualified XII (0.85) | 121,661.649 | 16.28 | 1,980,652 |
| Qualified XII (0.90) | 18,563.510 | 11.40 | 211,624 |
| Qualified XII (0.95) | 108,160.063 | 16.13 | 1,744,622 |
| Qualified XII (1.00) | 626,000.576 | 16.05 | 10,047,309 |
| Qualified XII (1.05) | 44,795.622 | 15.97 | 715,386 |
| Qualified XII (1.10) | 37,483.734 | 15.89 | 595,617 |
| Qualified XII (1.15) | 35,322.186 | 15.82 | 558,797 |
| Qualified XII (1.20) | 8,251.899 | 15.74 | 129,885 |
| Qualified XII (1.25) | 29,334.173 | 15.66 | 459,373 |
| Qualified XII (1.30) | 1,265.922 | 15.59 | 19,736 |
| Qualified XII (1.35) | 1,102.128 | 15.51 | 17,094 |
| Qualified XII (1.40) | 9,698.695 | 15.44 | 149,748 |
| Qualified XII (1.45) | 2,545.820 | 15.36 | 39,104 |
| Qualified XII (1.50) | 787.177 | 15.29 | 12,036 |
| Qualified XV | 8,632.565 | 16.13 | 139,243 |
| Qualified XVI | 46,140.519 | 15.29 | 705,489 |
| Qualified XVII | 5,053.368 | 15.66 | 79,136 |
| Qualified XVIII | 27,319.257 | 16.20 | 442,572 |
| Qualified XXI | 28,119.169 | 16.31 | 458,624 |
| Qualified XXV | 10,771.849 | 16.31 | 175,689 |
| Qualified XXVI | 11,842.015 | 16.16 | 191,367 |
| Qualified XXVII | 224,524.585 | 5.91 | 1,326,940 |
| Qualified XXXII | 6,557.334 | 11.97 | 78,491 |
| Qualified XXXVI | 31,573.529 | 10.47 | 330,575 |
| | 4,698,351.660 | | $ 67,840,705 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 378,449.912 | $9.36 to $21.84 | $ 5,227,532 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 7,394.000 | 13.15 | 97,231 |
| ING Custom Choice 65 | 88,681.984 | 12.60 | 1,117,393 |
| ING MAP PLUS NP5 | 7,718.764 | 12.89 | 99,495 |
| ING MAP PLUS NP6 | 2,782.763 | 12.87 | 35,814 |
| ING MAP PLUS NP7 | 2,444.481 | 12.86 | 31,436 |
| ING MAP PLUS NP9 | 7,766.627 | 12.82 | 99,568 |
| ING MAP PLUS NP10 | 11,170.016 | 12.80 | 142,976 |
| ING MAP PLUS NP11 | 2,490.466 | 12.78 | 31,828 |
| ING MAP PLUS NP13 | 9,357.167 | 12.74 | 119,210 |
| ING MAP PLUS NP14 | 17,467.497 | 12.73 | 222,361 |
| ING MAP PLUS NP15 | 12,614.859 | 12.71 | 160,335 |
| ING MAP PLUS NP16 | 1,413.502 | 12.69 | 17,937 |
| ING MAP PLUS NP17 | 4,709.556 | 12.67 | 59,670 |
| ING MAP PLUS NP18 | 5,307.014 | 12.65 | 67,134 |
| ING MAP PLUS NP20 | 27,897.310 | 12.62 | 352,064 |
| ING MAP PLUS NP21 | 9,138.968 | 12.60 | 115,151 |
| ING MAP PLUS NP23 | 4,005.103 | 12.56 | 50,304 |
| ING MAP PLUS NP24 | 310.734 | 12.54 | 3,897 |
| ING MAP PLUS NP26 | 1,752.661 | 12.51 | 21,926 |
| ING MAP PLUS NP27 | 563.027 | 12.49 | 7,032 |
| ING MAP PLUS NP28 | 10,853.128 | 12.47 | 135,339 |
| ING MAP PLUS NP29 | 17.687 | 12.45 | 220 |
| ING MAP PLUS NP30 | 347.790 | 12.43 | 4,323 |
| ING MAP PLUS NP32 | 183.685 | 12.40 | 2,278 |
| Qualified V | 73.470 | 21.48 | 1,578 |
| Qualified VI | 9,473,650.825 | 21.84 | 206,904,534 |
| Qualified VIII | 3,887.137 | 21.82 | 84,817 |
| Qualified X (1.15) | 278,461.435 | 22.06 | 6,142,859 |
| Qualified X (1.25) | 887,824.289 | 21.84 | 19,390,082 |
| Qualified XII (0.05) | 230,630.013 | 23.40 | 5,396,742 |
| Qualified XII (0.25) | 246,213.864 | 14.26 | 3,511,010 |
| Qualified XII (0.35) | 46,236.236 | 14.14 | 653,780 |
| Qualified XII (0.40) | 518,308.445 | 23.55 | 12,206,164 |
| Qualified XII (0.45) | 730.287 | 14.02 | 10,239 |
| Qualified XII (0.50) | 342,527.868 | 14.85 | 5,086,539 |
| Qualified XII (0.55) | 356,780.897 | 13.90 | 4,959,254 |
| Qualified XII (0.60) | 380,672.258 | 13.84 | 5,268,504 |
| Qualified XII (0.65) | 112,469.038 | 13.78 | 1,549,823 |
| Qualified XII (0.70) | 580,790.386 | 13.72 | 7,968,444 |
| Qualified XII (0.75) | 837,325.649 | 13.66 | 11,437,868 |
| Qualified XII (0.80) | 1,941,934.812 | 15.18 | 29,478,570 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.85) | 790,125.331 | $ 22.75 | $ 17,975,351 |
| Qualified XII (0.90) | 135,541.124 | 14.60 | 1,978,900 |
| Qualified XII (0.95) | 597,206.435 | 22.52 | 13,449,089 |
| Qualified XII (1.00) | 3,772,711.547 | 22.41 | 84,546,466 |
| Qualified XII (1.05) | 254,587.252 | 22.29 | 5,674,750 |
| Qualified XII (1.10) | 138,038.489 | 22.18 | 3,061,694 |
| Qualified XII (1.15) | 312,929.750 | 22.06 | 6,903,230 |
| Qualified XII (1.20) | 70,760.651 | 21.95 | 1,553,196 |
| Qualified XII (1.25) | 145,258.652 | 21.84 | 3,172,449 |
| Qualified XII (1.30) | 8,143.631 | 21.72 | 176,880 |
| Qualified XII (1.35) | 3,078.073 | 21.61 | 66,517 |
| Qualified XII (1.40) | 34,684.918 | 21.50 | 745,726 |
| Qualified XII (1.45) | 5,695.347 | 21.39 | 121,823 |
| Qualified XII (1.50) | 4,509.837 | 21.28 | 95,969 |
| Qualified XV | 40,434.648 | 22.50 | 909,780 |
| Qualified XVI | 147,958.606 | 21.31 | 3,152,998 |
| Qualified XVII | 50,558.546 | 22.05 | 1,114,816 |
| Qualified XVIII | 52,004.689 | 22.58 | 1,174,266 |
| Qualified XXI | 136,755.645 | 22.76 | 3,112,558 |
| Qualified XXV | 27,690.940 | 22.74 | 629,692 |
| Qualified XXVI | 23,164.257 | 22.53 | 521,891 |
| Qualified XXVII | 2,024,732.884 | 22.18 | 44,908,575 |
| Qualified XXVIII | 606,506.501 | 22.11 | 13,409,859 |
| Qualified XXXII | 51,799.436 | 13.36 | 692,040 |
| Qualified XXXIII (0.65) | 7,330.585 | 12.71 | 93,172 |
| Qualified XXXVI | 153,886.494 | 12.79 | 1,968,208 |
| | 26,449,449.878 | | $ 539,483,156 |
| | | | |
| **ING VP Index Plus LargeCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 606.875 | $ 11.63 | $ 7,058 |
| | 606.875 | | $ 7,058 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 103,886.205 | $ 13.87 | $ 1,440,902 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,753.913 | 13.88 | 93,744 |
| ING Custom Choice 65 | 65,711.292 | 12.68 | 833,219 |
| ING MAP PLUS NP5 | 6,879.769 | 13.64 | 93,840 |
| ING MAP PLUS NP6 | 2,102.761 | 13.62 | 28,640 |
| ING MAP PLUS NP7 | 882.595 | 13.60 | 12,003 |
| ING MAP PLUS NP8 | 15,677.063 | 13.58 | 212,895 |
| ING MAP PLUS NP9 | 84.055 | 13.56 | 1,140 |
| ING MAP PLUS NP10 | 1,630.066 | 13.54 | 22,071 |
| ING MAP PLUS NP11 | 659.044 | 13.52 | 8,910 |
| ING MAP PLUS NP12 | 11,909.153 | 13.50 | 160,774 |
| ING MAP PLUS NP14 | 3,033.205 | 13.46 | 40,827 |
| ING MAP PLUS NP15 | 4,334.929 | 13.44 | 58,261 |
| ING MAP PLUS NP16 | 459.250 | 13.42 | 6,163 |
| ING MAP PLUS NP17 | 2,580.789 | 13.40 | 34,583 |
| ING MAP PLUS NP18 | 3,078.912 | 13.38 | 41,196 |
| ING MAP PLUS NP21 | 1,285.328 | 13.33 | 17,133 |
| ING MAP PLUS NP22 | 19.908 | 13.31 | 265 |
| ING MAP PLUS NP23 | 884.496 | 13.29 | 11,755 |
| ING MAP PLUS NP24 | 3,846.425 | 13.27 | 51,042 |
| ING MAP PLUS NP26 | 1,682.824 | 13.23 | 22,264 |
| ING MAP PLUS NP28 | 3,238.140 | 13.19 | 42,711 |
| ING MAP PLUS NP29 | 6,554.904 | 13.17 | 86,328 |
| ING MAP PLUS NP30 | 2,417.657 | 13.15 | 31,792 |
| ING MAP PLUS NP32 | 1,309.780 | 13.11 | 17,171 |
| Qualified V | 1,456.151 | 21.99 | 32,021 |
| Qualified VI | 5,155,750.263 | 22.30 | 114,973,231 |
| Qualified VIII | 1,674.739 | 22.28 | 37,313 |
| Qualified X (1.15) | 126,099.167 | 22.49 | 2,835,970 |
| Qualified X (1.25) | 419,126.696 | 22.30 | 9,346,525 |
| Qualified XII (0.05) | 190,581.714 | 23.79 | 4,533,939 |
| Qualified XII (0.15) | 19,631.843 | 25.09 | 492,563 |
| Qualified XII (0.25) | 179,476.567 | 24.88 | 4,465,377 |
| Qualified XII (0.35) | 36,706.700 | 24.66 | 905,187 |
| Qualified XII (0.40) | 247,354.229 | 23.93 | 5,919,187 |
| Qualified XII (0.50) | 432,042.956 | 23.80 | 10,282,622 |
| Qualified XII (0.55) | 167,492.509 | 24.24 | 4,060,018 |
| Qualified XII (0.60) | 136,774.504 | 24.14 | 3,301,737 |
| Qualified XII (0.65) | 136,329.493 | 24.03 | 3,275,998 |
| Qualified XII (0.70) | 270,615.180 | 23.93 | 6,475,821 |
| Qualified XII (0.75) | 327,731.893 | 23.83 | 7,809,851 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.80) | 1,786,510.885 | $ 23.18 | $ 41,411,322 |
| Qualified XII (0.85) | 509,522.790 | 23.08 | 11,759,786 |
| Qualified XII (0.90) | 67,608.710 | 22.98 | 1,553,648 |
| Qualified XII (0.95) | 1,799,490.764 | 22.88 | 41,172,349 |
| Qualified XII (1.00) | 2,003,739.432 | 22.78 | 45,645,184 |
| Qualified XII (1.05) | 229,461.419 | 22.69 | 5,206,480 |
| Qualified XII (1.10) | 103,878.421 | 22.59 | 2,346,614 |
| Qualified XII (1.15) | 180,400.760 | 22.49 | 4,057,213 |
| Qualified XII (1.20) | 55,277.403 | 22.39 | 1,237,661 |
| Qualified XII (1.25) | 149,157.791 | 22.30 | 3,326,219 |
| Qualified XII (1.30) | 4,107.359 | 22.20 | 91,183 |
| Qualified XII (1.35) | 10,235.322 | 22.10 | 226,201 |
| Qualified XII (1.40) | 33,680.064 | 22.01 | 741,298 |
| Qualified XII (1.45) | 8,063.915 | 21.91 | 176,680 |
| Qualified XII (1.50) | 5,352.767 | 21.82 | 116,797 |
| Qualified XV | 18,171.133 | 22.88 | 415,756 |
| Qualified XVI | 98,978.752 | 21.82 | 2,159,716 |
| Qualified XVII | 12,981.960 | 22.30 | 289,498 |
| Qualified XVIII | 22,950.132 | 22.30 | 511,788 |
| Qualified XXI | 62,234.035 | 23.15 | 1,440,718 |
| Qualified XXV | 39,559.963 | 23.22 | 918,582 |
| Qualified XXVI | 35,739.229 | 23.00 | 822,002 |
| Qualified XXVII | 1,947,853.569 | 23.58 | 45,930,387 |
| Qualified XXVIII | 1,110,554.572 | 23.50 | 26,098,032 |
| Qualified XXXII | 13,482.803 | 13.90 | 187,411 |
| Qualified XXXIII (0.65) | 6,135.805 | 16.35 | 100,320 |
| Qualified XXXVI | 102,803.884 | 16.45 | 1,691,124 |
| | 18,517,680.706 | | $ 421,750,958 |
| | | | |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 3,850.631 | $ 11.19 | $ 43,089 |
| | 3,850.631 | | $ 43,089 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 88,932.674 | $ 14.74 | $ 1,310,868 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 6,011.931 | 14.59 | 87,714 |
| ING Custom Choice 65 | 43,181.771 | 13.03 | 562,658 |
| ING MAP PLUS NP5 | 2,021.016 | 14.30 | 28,901 |
| ING MAP PLUS NP6 | 5,444.688 | 14.28 | 77,750 |
| ING MAP PLUS NP8 | 3,311.837 | 14.24 | 47,161 |
| ING MAP PLUS NP9 | 3,375.340 | 14.22 | 47,997 |
| ING MAP PLUS NP10 | 4,305.945 | 14.20 | 61,144 |
| ING MAP PLUS NP11 | 490.090 | 14.18 | 6,949 |
| ING MAP PLUS NP12 | 11,485.158 | 14.16 | 162,630 |
| ING MAP PLUS NP14 | 893.043 | 14.12 | 12,610 |
| ING MAP PLUS NP15 | 27,055.333 | 14.10 | 381,480 |
| ING MAP PLUS NP16 | 185.994 | 14.08 | 2,619 |
| ING MAP PLUS NP17 | 5,890.649 | 14.06 | 82,823 |
| ING MAP PLUS NP18 | 3,011.226 | 14.04 | 42,278 |
| ING MAP PLUS NP19 | 5,381.166 | 14.02 | 75,444 |
| ING MAP PLUS NP21 | 3,791.790 | 13.98 | 53,009 |
| ING MAP PLUS NP22 | 44.528 | 13.95 | 621 |
| ING MAP PLUS NP24 | 2,204.452 | 13.91 | 30,664 |
| ING MAP PLUS NP26 | 242.420 | 13.87 | 3,362 |
| ING MAP PLUS NP28 | 773.734 | 13.83 | 10,701 |
| ING MAP PLUS NP30 | 728.054 | 13.79 | 10,040 |
| ING MAP PLUS NP32 | 1,555.526 | 13.75 | 21,388 |
| Qualified V | 907.935 | 17.32 | 15,725 |
| Qualified VI | 2,836,623.898 | 17.56 | 49,811,116 |
| Qualified VIII | 760.790 | 17.55 | 13,352 |
| Qualified X (1.15) | 71,415.276 | 17.71 | 1,264,765 |
| Qualified X (1.25) | 272,258.724 | 17.56 | 4,780,863 |
| Qualified XII (0.05) | 152,177.709 | 18.74 | 2,851,810 |
| Qualified XII (0.15) | 1,054.050 | 20.09 | 21,176 |
| Qualified XII (0.25) | 116,439.299 | 19.92 | 2,319,471 |
| Qualified XII (0.30) | 103.788 | 19.83 | 2,058 |
| Qualified XII (0.35) | 22,671.422 | 19.75 | 447,761 |
| Qualified XII (0.40) | 1,593.540 | 18.85 | 30,038 |
| Qualified XII (0.50) | 387,809.596 | 18.74 | 7,267,552 |
| Qualified XII (0.55) | 71,347.414 | 19.41 | 1,384,853 |
| Qualified XII (0.60) | 98,943.622 | 19.33 | 1,912,580 |
| Qualified XII (0.65) | 71,032.576 | 19.24 | 1,366,667 |
| Qualified XII (0.70) | 181,029.899 | 19.16 | 3,468,533 |
| Qualified XII (0.75) | 235,604.111 | 19.08 | 4,495,326 |
| Qualified XII (0.80) | 1,173,654.627 | 18.26 | 21,430,933 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus SmallCap Portfolio - Class I (continued)** | | | |
| Qualified XII (0.85) | 286,765.658 | 18.18 | 5,213,400 |
| Qualified XII (0.90) | 54,260.425 | 18.10 | 982,114 |
| Qualified XII (0.95) | 241,472.137 | 18.02 | 4,351,328 |
| Qualified XII (1.00) | 1,223,100.418 | 17.95 | 21,954,653 |
| Qualified XII (1.05) | 79,275.724 | 17.87 | 1,416,657 |
| Qualified XII (1.10) | 48,711.752 | 17.79 | 866,582 |
| Qualified XII (1.15) | 127,954.756 | 17.71 | 2,266,079 |
| Qualified XII (1.20) | 24,854.916 | 17.64 | 438,441 |
| Qualified XII (1.25) | 98,473.085 | 17.56 | 1,729,187 |
| Qualified XII (1.30) | 843.433 | 17.49 | 14,752 |
| Qualified XII (1.35) | 1,403.990 | 17.41 | 24,443 |
| Qualified XII (1.40) | 18,739.783 | 17.33 | 324,760 |
| Qualified XII (1.45) | 1,856.758 | 17.26 | 32,048 |
| Qualified XII (1.50) | 979.699 | 17.18 | 16,831 |
| Qualified XV | 21,117.254 | 18.02 | 380,533 |
| Qualified XVI | 62,443.101 | 17.18 | 1,072,772 |
| Qualified XVII | 7,602.482 | 17.56 | 133,500 |
| Qualified XVIII | 15,960.503 | 17.56 | 280,266 |
| Qualified XXI | 15,669.724 | 18.23 | 285,659 |
| Qualified XXV | 9,049.334 | 18.29 | 165,512 |
| Qualified XXVI | 13,776.794 | 18.12 | 249,636 |
| Qualified XXVII | 1,363,094.002 | 18.53 | 25,258,132 |
| Qualified XXVIII | 847,298.287 | 18.47 | 15,649,599 |
| Qualified XXXII | 3,854.813 | 14.69 | 56,627 |
| Qualified XXXIII (0.65) | 5,325.951 | 17.68 | 94,163 |
| Qualified XXXVI | 35,044.251 | 17.79 | 623,437 |
| | 10,524,675.671 | | $ 189,886,501 |
| | | | |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 4,545.954 | $ 11.44 | $ 52,006 |
| | 4,545.954 | | $ 52,006 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Equity Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 67,204.400 | $15.12 to $17.15 | $ 1,148,230 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 249.522 | 16.74 | 4,177 |
| ING Custom Choice 65 | 191.829 | 14.76 | 2,831 |
| Qualified VI | 568,307.895 | 13.28 | 7,547,129 |
| Qualified VIII | 12.993 | 13.27 | 172 |
| Qualified X (1.15) | 14,982.596 | 13.39 | 200,617 |
| Qualified X (1.25) | 100,913.616 | 13.28 | 1,340,133 |
| Qualified XII (0.05) | 13,676.834 | 14.17 | 193,801 |
| Qualified XII (0.25) | 9,967.124 | 14.11 | 140,636 |
| Qualified XII (0.30) | 9.157 | 14.05 | 129 |
| Qualified XII (0.35) | 281.021 | 13.99 | 3,931 |
| Qualified XII (0.40) | 132,407.414 | 14.25 | 1,886,806 |
| Qualified XII (0.50) | 23,384.570 | 14.17 | 331,359 |
| Qualified XII (0.55) | 10,015.820 | 13.75 | 137,718 |
| Qualified XII (0.60) | 17,577.977 | 13.69 | 240,643 |
| Qualified XII (0.65) | 2,176.245 | 13.63 | 29,662 |
| Qualified XII (0.70) | 41,958.723 | 13.57 | 569,380 |
| Qualified XII (0.75) | 47,674.515 | 13.52 | 644,559 |
| Qualified XII (0.80) | 75,706.538 | 13.81 | 1,045,507 |
| Qualified XII (0.85) | 79,526.511 | 13.75 | 1,093,490 |
| Qualified XII (0.90) | 4,746.317 | 13.69 | 64,977 |
| Qualified XII (0.95) | 88,506.048 | 13.63 | 1,206,337 |
| Qualified XII (1.00) | 121,376.401 | 13.57 | 1,647,078 |
| Qualified XII (1.05) | 13,807.642 | 13.51 | 186,541 |
| Qualified XII (1.10) | 10,953.216 | 13.45 | 147,321 |
| Qualified XII (1.15) | 25,046.020 | 13.39 | 335,366 |
| Qualified XII (1.20) | 4,181.253 | 13.34 | 55,778 |
| Qualified XII (1.25) | 10,484.354 | 13.28 | 139,232 |
| Qualified XII (1.35) | 59.740 | 13.16 | 786 |
| Qualified XII (1.40) | 4,406.677 | 13.11 | 57,772 |
| Qualified XII (1.45) | 292.236 | 13.05 | 3,814 |
| Qualified XII (1.50) | 71.834 | 12.99 | 933 |
| Qualified XV | 11,040.488 | 13.63 | 150,482 |
| Qualified XVI | 11,495.240 | 12.99 | 149,323 |
| Qualified XVIII | 3,844.755 | 13.28 | 51,058 |
| Qualified XXI | 11,518.263 | 13.78 | 158,722 |
| Qualified XXV | 1,205.309 | 13.83 | 16,669 |
| Qualified XXVI | 390.432 | 13.70 | 5,349 |
| Qualified XXVII | 164,312.700 | 9.49 | 1,559,328 |
| Qualified XXXII | 1,187.968 | 17.14 | 20,362 |
| Qualified XXXVI | 6,856.206 | 15.84 | 108,602 |
| | 1,702,008.399 | | $ 22,626,740 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Equity Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,399.972 | $ 12.96 | $ 18,144 |
| | 1,399.972 | | $ 18,144 |
| | | | |
| **ING VP Small Company Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 54,107.031 | $13.75 to $27.86 | $ 976,083 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 92.392 | 14.87 | 1,374 |
| ING Custom Choice 65 | 22,979.350 | 13.84 | 318,034 |
| ING MAP PLUS NP14 | 2,301.178 | 14.07 | 32,378 |
| ING MAP PLUS NP16 | 5.446 | 14.03 | 76 |
| ING MAP PLUS NP26 | 267.842 | 13.83 | 3,704 |
| ING MAP PLUS NP27 | 113.274 | 13.81 | 1,564 |
| ING MAP PLUS NP29 | 3.826 | 13.77 | 53 |
| Qualified V | 161.443 | 27.43 | 4,428 |
| Qualified VI | 1,927,277.754 | 27.86 | 53,693,958 |
| Qualified VIII | 231.655 | 27.83 | 6,447 |
| Qualified X (1.15) | 64,559.777 | 28.13 | 1,816,067 |
| Qualified X (1.25) | 226,733.794 | 27.86 | 6,316,804 |
| Qualified XII (0.05) | 32,642.801 | 29.82 | 973,408 |
| Qualified XII (0.25) | 35,527.875 | 20.33 | 722,282 |
| Qualified XII (0.35) | 14,864.461 | 20.16 | 299,668 |
| Qualified XII (0.40) | 264,699.560 | 29.99 | 7,938,340 |
| Qualified XII (0.45) | 454.151 | 19.99 | 9,078 |
| Qualified XII (0.50) | 91,466.742 | 20.20 | 1,847,628 |
| Qualified XII (0.55) | 89,954.220 | 19.82 | 1,782,893 |
| Qualified XII (0.60) | 143,056.821 | 19.73 | 2,822,511 |
| Qualified XII (0.65) | 26,632.631 | 19.65 | 523,331 |
| Qualified XII (0.70) | 178,677.179 | 19.56 | 3,494,926 |
| Qualified XII (0.75) | 254,505.791 | 19.48 | 4,957,773 |
| Qualified XII (0.80) | 1,224,186.270 | 20.68 | 25,316,172 |
| Qualified XII (0.85) | 199,460.535 | 28.96 | 5,776,377 |
| Qualified XII (0.90) | 27,545.187 | 19.99 | 550,628 |
| Qualified XII (0.95) | 117,019.394 | 28.68 | 3,356,116 |
| Qualified XII (1.00) | 892,199.108 | 28.54 | 25,463,363 |
| Qualified XII (1.05) | 102,124.826 | 28.40 | 2,900,345 |
| Qualified XII (1.10) | 36,970.819 | 28.26 | 1,044,795 |
| Qualified XII (1.15) | 74,968.662 | 28.13 | 2,108,868 |
| Qualified XII (1.20) | 14,749.002 | 27.99 | 412,825 |
| Qualified XII (1.25) | 38,681.614 | 27.86 | 1,077,670 |
| Qualified XII (1.30) | 4,188.259 | 27.72 | 116,099 |
| Qualified XII (1.35) | 3,942.213 | 27.59 | 108,766 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Small Company Portfolio - Class I (continued)** | | | |
| Qualified XII (1.40) | 16,611.478 | $ 27.45 | $ 455,985 |
| Qualified XII (1.45) | 2,088.756 | 27.32 | 57,065 |
| Qualified XII (1.50) | 2,829.011 | 27.19 | 76,921 |
| Qualified XV | 10,562.956 | 28.68 | 302,946 |
| Qualified XVI | 54,302.892 | 27.19 | 1,476,496 |
| Qualified XVII | 4,383.320 | 27.86 | 122,119 |
| Qualified XVIII | 13,388.239 | 28.80 | 385,581 |
| Qualified XXI | 25,658.256 | 29.01 | 744,346 |
| Qualified XXV | 14,657.652 | 29.01 | 425,218 |
| Qualified XXVI | 9,302.787 | 28.74 | 267,362 |
| Qualified XXVII | 450,154.036 | 13.92 | 6,266,144 |
| Qualified XXVIII | 72,192.681 | 14.82 | 1,069,896 |
| Qualified XXXII | 6,171.573 | 14.48 | 89,364 |
| Qualified XXXIII (0.65) | 2,009.050 | 15.78 | 31,703 |
| Qualified XXXVI | 34,638.290 | 15.88 | 550,056 |
| | 6,886,303.860 | | $ 169,096,034 |
| | | | |
| **ING VP Small Company Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 922.383 | $ 11.80 | $ 10,884 |
| | 922.383 | | $ 10,884 |
| | | | |
| **ING VP Value Opportunity Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 3,617.867 | $ 13.80 | $ 49,927 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 16,171.553 | 12.94 | 209,260 |
| ING MAP PLUS NP18 | 189.480 | 13.07 | 2,477 |
| ING MAP PLUS NP30 | 9.426 | 12.84 | 121 |
| Qualified V | 67.156 | 21.46 | 1,441 |
| Qualified VI | 1,409,865.081 | 21.80 | 30,735,059 |
| Qualified VIII | 643.477 | 21.78 | 14,015 |
| Qualified X (1.15) | 63,050.789 | 22.01 | 1,387,748 |
| Qualified X (1.25) | 120,654.967 | 21.80 | 2,630,278 |
| Qualified XII (0.05) | 26,891.071 | 23.34 | 627,638 |
| Qualified XII (0.25) | 158.419 | 15.69 | 2,486 |
| Qualified XII (0.35) | 5,676.025 | 15.56 | 88,319 |
| Qualified XII (0.45) | 60.564 | 15.42 | 934 |
| Qualified XII (0.50) | 45,769.485 | 16.41 | 751,077 |
| Qualified XII (0.55) | 208,629.434 | 15.29 | 3,189,944 |
| Qualified XII (0.60) | 67,430.877 | 15.23 | 1,026,972 |
| Qualified XII (0.65) | 15,657.676 | 15.16 | 237,370 |
| Qualified XII (0.70) | 135,592.060 | 15.09 | 2,046,084 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Value Opportunity Portfolio - Class I (continued)** | | | |
| Qualified XII (0.75) | 232,079.544 | 15.03 | 3,488,156 |
| Qualified XII (0.80) | 403,393.034 | 16.48 | 6,647,917 |
| Qualified XII (0.85) | 152,141.256 | 22.66 | 3,447,521 |
| Qualified XII (0.90) | 28,568.314 | 16.03 | 457,950 |
| Qualified XII (0.95) | 124,340.120 | 22.44 | 2,790,192 |
| Qualified XII (1.00) | 623,918.318 | 22.33 | 13,932,096 |
| Qualified XII (1.05) | 63,430.761 | 22.22 | 1,409,432 |
| Qualified XII (1.10) | 19,655.270 | 22.12 | 434,775 |
| Qualified XII (1.15) | 48,861.318 | 22.01 | 1,075,438 |
| Qualified XII (1.20) | 35,875.968 | 21.90 | 785,684 |
| Qualified XII (1.25) | 31,056.750 | 21.80 | 677,037 |
| Qualified XII (1.30) | 2,001.795 | 21.69 | 43,419 |
| Qualified XII (1.35) | 753.371 | 21.59 | 16,265 |
| Qualified XII (1.40) | 8,692.832 | 21.48 | 186,722 |
| Qualified XII (1.45) | 1,579.363 | 21.38 | 33,767 |
| Qualified XII (1.50) | 1,683.014 | 21.27 | 35,798 |
| Qualified XV | 2,361.602 | 22.44 | 52,994 |
| Qualified XVI | 28,691.349 | 21.27 | 610,265 |
| Qualified XVII | 4,428.177 | 21.80 | 96,534 |
| Qualified XVIII | 3,841.319 | 22.54 | 86,583 |
| Qualified XXI | 22,815.699 | 22.70 | 517,916 |
| Qualified XXV | 17,836.884 | 22.70 | 404,897 |
| Qualified XXVI | 7,086.492 | 22.49 | 159,375 |
| Qualified XXVII | 578,587.626 | 16.70 | 9,662,413 |
| Qualified XXVIII | 378,826.786 | 16.64 | 6,303,678 |
| Qualified XXXII | 5,127.896 | 13.71 | 70,303 |
| Qualified XXXIII (0.65) | 474.225 | 11.84 | 5,615 |
| Qualified XXXVI | 31,958.291 | 11.91 | 380,623 |
| | 4,980,202.781 | | $ 96,814,515 |
| | | | |
| **ING VP Financial Services Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 836.562 | $ 13.72 | $ 11,478 |
| Qualified VI | 132,395.844 | 13.73 | 1,817,795 |
| Qualified X (1.15) | 672.324 | 14.15 | 9,513 |
| Qualified X (1.25) | 5,172.613 | 14.12 | 73,037 |
| Qualified XII (0.50) | 9,896.247 | 14.00 | 138,547 |
| Qualified XII (0.55) | 602.886 | 13.98 | 8,428 |
| Qualified XII (0.60) | 4,467.024 | 13.97 | 62,404 |
| Qualified XII (0.65) | 458.518 | 13.95 | 6,396 |
| Qualified XII (0.70) | 2,739.914 | 13.93 | 38,167 |
| Qualified XII (0.75) | 1,266.777 | 13.91 | 17,621 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Financial Services Portfolio - Class I (continued)** | | | |
| Qualified XII (0.80) | 18,176.525 | $ 13.89 | $ 252,472 |
| Qualified XII (0.85) | 5,336.950 | 13.87 | 74,023 |
| Qualified XII (0.90) | 2,906.368 | 13.85 | 40,253 |
| Qualified XII (0.95) | 9,913.655 | 13.84 | 137,205 |
| Qualified XII (1.00) | 34,859.313 | 13.82 | 481,756 |
| Qualified XII (1.05) | 3,730.476 | 13.80 | 51,481 |
| Qualified XII (1.10) | 1,025.583 | 13.78 | 14,133 |
| Qualified XII (1.15) | 10,096.969 | 13.76 | 138,934 |
| Qualified XII (1.20) | 2,866.726 | 13.74 | 39,389 |
| Qualified XII (1.25) | 3,287.168 | 13.73 | 45,133 |
| Qualified XII (1.40) | 361.574 | 13.67 | 4,943 |
| Qualified XII (1.45) | 3.115 | 13.65 | 43 |
| Qualified XV | 3,008.301 | 13.84 | 41,635 |
| Qualified XVI | 5,132.166 | 13.63 | 69,951 |
| Qualified XVIII | 805.402 | 14.20 | 11,437 |
| Qualified XXI | 314.829 | 13.89 | 4,373 |
| Qualified XXV | 319.215 | 13.97 | 4,459 |
| Qualified XXVI | 1,864.912 | 13.91 | 25,941 |
| | 262,517.956 | | $ 3,620,947 |
| **ING VP International Value Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 124,147.989 | $ 16.92 | $ 2,100,584 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 903.931 | 16.44 | 14,861 |
| ING Custom Choice 65 | 14,102.353 | 14.78 | 208,433 |
| ING MAP PLUS NP7 | 1,178.209 | 16.32 | 19,228 |
| ING MAP PLUS NP10 | 32.678 | 16.25 | 531 |
| ING MAP PLUS NP15 | 5,065.897 | 16.14 | 81,764 |
| ING MAP PLUS NP16 | 580.759 | 16.11 | 9,356 |
| ING MAP PLUS NP21 | 3,349.069 | 16.00 | 53,585 |
| ING MAP PLUS NP26 | 86.836 | 15.88 | 1,379 |
| ING MAP PLUS NP27 | 1,046.877 | 15.86 | 16,603 |
| ING MAP PLUS NP30 | 38.061 | 15.79 | 601 |
| ING MAP PLUS NP32 | 188.036 | 15.74 | 2,960 |
| Qualified V | 310.884 | 16.25 | 5,052 |
| Qualified VI | 1,141,765.869 | 16.39 | 18,713,543 |
| Qualified X (1.15) | 81,053.471 | 16.48 | 1,335,761 |
| Qualified X (1.25) | 281,412.506 | 16.39 | 4,612,351 |
| Qualified XII (0.30) | 7.428 | 17.26 | 128 |
| Qualified XII (0.40) | 233,173.717 | 17.17 | 4,003,593 |
| Qualified XII (0.50) | 72,092.104 | 17.08 | 1,231,333 |
| Qualified XII (0.55) | 52,807.322 | 17.03 | 899,309 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I (continued)** | | | |
| Qualified XII (0.60) | 39,906.405 | 16.98 | 677,611 |
| Qualified XII (0.65) | 105,504.937 | 16.94 | 1,787,254 |
| Qualified XII (0.70) | 82,905.164 | 16.89 | 1,400,268 |
| Qualified XII (0.75) | 45,801.240 | 16.85 | 771,751 |
| Qualified XII (0.80) | 591,171.161 | 16.80 | 9,931,676 |
| Qualified XII (0.85) | 84,487.399 | 16.75 | 1,415,164 |
| Qualified XII (0.90) | 9,475.203 | 16.71 | 158,331 |
| Qualified XII (0.95) | 3,106,128.294 | 16.66 | 51,748,097 |
| Qualified XII (1.00) | 463,296.652 | 16.62 | 7,699,990 |
| Qualified XII (1.05) | 33,438.229 | 16.57 | 554,071 |
| Qualified XII (1.10) | 8,660.777 | 16.53 | 143,163 |
| Qualified XII (1.15) | 100,267.310 | 16.48 | 1,652,405 |
| Qualified XII (1.20) | 4,690.720 | 16.44 | 77,115 |
| Qualified XII (1.25) | 34,798.850 | 16.39 | 570,353 |
| Qualified XII (1.30) | 487.231 | 16.35 | 7,966 |
| Qualified XII (1.35) | 654.387 | 16.30 | 10,667 |
| Qualified XII (1.40) | 6,617.889 | 16.26 | 107,607 |
| Qualified XII (1.45) | 1,205.039 | 16.22 | 19,546 |
| Qualified XII (1.50) | 885.816 | 16.17 | 14,324 |
| Qualified XV | 3,368.673 | 16.66 | 56,122 |
| Qualified XVI | 24,232.651 | 16.17 | 391,842 |
| Qualified XVII | 3,696.543 | 16.39 | 60,586 |
| Qualified XVIII | 20,473.983 | 16.39 | 335,569 |
| Qualified XXI | 7,575.707 | 16.80 | 127,272 |
| Qualified XXV | 2,064.516 | 16.96 | 35,014 |
| Qualified XXVI | 5,259.843 | 16.74 | 88,050 |
| Qualified XXVIII | 551,162.050 | 18.51 | 10,202,010 |
| Qualified XXXII | 3,438.836 | 16.81 | 57,807 |
| Qualified XXXIII (0.65) | 20,602.118 | 16.85 | 347,146 |
| | 7,375,601.619 | | $ 123,759,732 |
| **ING VP International Value Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 4,508.599 | $ 13.36 | $ 60,235 |
| | 4,508.599 | | $ 60,235 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 918.866 | $ 12.55 | $ 11,532 |
| Qualified VI | 194,640.540 | 11.93 | 2,322,062 |
| Qualified X (1.15) | 11,536.761 | 11.99 | 138,326 |
| Qualified X (1.25) | 35,829.507 | 11.93 | 427,446 |
| Qualified XII (0.50) | 4,432.982 | 12.43 | 55,102 |
| Qualified XII (0.55) | 14,504.674 | 12.39 | 179,713 |
| Qualified XII (0.60) | 4,151.701 | 12.36 | 51,315 |
| Qualified XII (0.65) | 6,088.611 | 12.33 | 75,073 |
| Qualified XII (0.70) | 7,994.668 | 12.29 | 98,254 |
| Qualified XII (0.75) | 7,509.493 | 12.26 | 92,066 |
| Qualified XII (0.80) | 74,667.483 | 12.23 | 913,183 |
| Qualified XII (0.85) | 21,490.656 | 12.19 | 261,971 |
| Qualified XII (0.90) | 2,667.225 | 12.16 | 32,433 |
| Qualified XII (0.95) | 33,120.735 | 12.13 | 401,755 |
| Qualified XII (1.00) | 46,789.642 | 12.09 | 565,687 |
| Qualified XII (1.05) | 2,244.935 | 12.06 | 27,074 |
| Qualified XII (1.10) | 8,043.273 | 12.03 | 96,761 |
| Qualified XII (1.15) | 5,706.952 | 11.99 | 68,426 |
| Qualified XII (1.20) | 2,702.418 | 11.96 | 32,321 |
| Qualified XII (1.25) | 7,346.285 | 11.93 | 87,641 |
| Qualified XII (1.30) | 893.125 | 11.90 | 10,628 |
| Qualified XII (1.35) | 13.791 | 11.86 | 164 |
| Qualified XII (1.40) | 1,550.520 | 11.83 | 18,343 |
| Qualified XII (1.45) | 198.384 | 11.80 | 2,341 |
| Qualified XII (1.50) | 152.264 | 11.77 | 1,792 |
| Qualified XV | 163.399 | 12.13 | 1,982 |
| Qualified XVI | 5,310.962 | 11.77 | 62,510 |
| Qualified XVIII | 4,694.434 | 11.93 | 56,005 |
| Qualified XXI | 2,143.476 | 12.23 | 26,215 |
| Qualified XXV | 148.378 | 12.34 | 1,831 |
| Qualified XXVI | 1,703.667 | 12.18 | 20,751 |
| | 509,359.807 | | $ 6,140,703 |
| **ING VP MidCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 242.710 | $ 11.20 | $ 2,718 |
| | 242.710 | | $ 2,718 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Real Estate Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 260.358 | $ 20.23 | $ 5,267 |
| ING Custom Choice 65 | 2,829.236 | 16.05 | 45,409 |
| Qualified V | 346.550 | 20.66 | 7,160 |
| Qualified VI | 1,455,293.701 | 20.74 | 30,182,791 |
| Qualified X (1.15) | 23,497.122 | 20.80 | 488,740 |
| Qualified X (1.25) | 96,956.186 | 20.74 | 2,010,871 |
| Qualified XII (0.30) | 11.920 | 21.28 | 254 |
| Qualified XII (0.40) | 5,639.156 | 21.22 | 119,663 |
| Qualified XII (0.50) | 78,133.646 | 21.16 | 1,653,308 |
| Qualified XII (0.55) | 6,526.873 | 21.14 | 137,978 |
| Qualified XII (0.60) | 11,171.146 | 21.11 | 235,823 |
| Qualified XII (0.65) | 1,367.860 | 21.08 | 28,834 |
| Qualified XII (0.70) | 73,521.338 | 21.05 | 1,547,624 |
| Qualified XII (0.75) | 21,609.688 | 21.02 | 454,236 |
| Qualified XII (0.80) | 714,507.069 | 21.00 | 15,004,648 |
| Qualified XII (0.85) | 134,630.561 | 20.97 | 2,823,203 |
| Qualified XII (0.90) | 11,101.522 | 20.94 | 232,466 |
| Qualified XII (0.95) | 39,289.459 | 20.91 | 821,543 |
| Qualified XII (1.00) | 744,527.601 | 20.88 | 15,545,736 |
| Qualified XII (1.05) | 26,632.985 | 20.86 | 555,564 |
| Qualified XII (1.10) | 23,037.897 | 20.83 | 479,879 |
| Qualified XII (1.15) | 33,924.037 | 20.80 | 705,620 |
| Qualified XII (1.20) | 5,725.469 | 20.77 | 118,918 |
| Qualified XII (1.25) | 23,947.338 | 20.74 | 496,668 |
| Qualified XII (1.30) | 47.082 | 20.72 | 976 |
| Qualified XII (1.35) | 1,092.788 | 20.69 | 22,610 |
| Qualified XII (1.40) | 5,838.000 | 20.66 | 120,613 |
| Qualified XII (1.45) | 1,489.671 | 20.63 | 30,732 |
| Qualified XII (1.50) | 478.293 | 20.61 | 9,858 |
| Qualified XV | 2,378.452 | 20.91 | 49,733 |
| Qualified XVI | 13,265.005 | 20.61 | 273,392 |
| Qualified XVII | 849.105 | 20.88 | 17,729 |
| Qualified XVIII | 3,146.812 | 20.74 | 65,265 |
| Qualified XXI | 3,950.881 | 21.00 | 82,969 |
| Qualified XXV | 10,188.515 | 21.11 | 215,080 |
| Qualified XXVI | 7,289.054 | 21.02 | 153,216 |
| Qualified XXVII | 570,375.643 | 20.88 | 11,909,443 |
| Qualified XXXII | 2,690.701 | 20.74 | 55,805 |
| Qualified XXXIII (0.65) | 75.821 | 20.55 | 1,558 |
| | 4,157,644.541 | | $ 86,711,182 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 157.484 | $ 13.46 | $ 2,120 |
| Qualified V | 67.914 | 8.81 | 598 |
| Qualified VI | 257,895.292 | 8.89 | 2,292,689 |
| Qualified VIII | 126.432 | 8.89 | 1,124 |
| Qualified X (1.15) | 13,356.996 | 8.94 | 119,412 |
| Qualified X (1.25) | 49,367.119 | 8.89 | 438,874 |
| Qualified XII (0.40) | 54,941.989 | 9.31 | 511,510 |
| Qualified XII (0.50) | 1,809.363 | 9.26 | 16,755 |
| Qualified XII (0.55) | 392,017.455 | 9.23 | 3,618,321 |
| Qualified XII (0.60) | 10,644.839 | 9.21 | 98,039 |
| Qualified XII (0.65) | 24,253.230 | 9.18 | 222,645 |
| Qualified XII (0.70) | 10,349.238 | 9.16 | 94,799 |
| Qualified XII (0.75) | 7,428.563 | 9.13 | 67,823 |
| Qualified XII (0.80) | 91,622.059 | 9.11 | 834,677 |
| Qualified XII (0.85) | 19,993.296 | 9.08 | 181,539 |
| Qualified XII (0.90) | 1,065.153 | 9.06 | 9,650 |
| Qualified XII (0.95) | 14,035.206 | 9.04 | 126,878 |
| Qualified XII (1.00) | 112,478.244 | 9.01 | 1,013,429 |
| Qualified XII (1.05) | 8,082.445 | 8.99 | 72,661 |
| Qualified XII (1.10) | 9,466.042 | 8.96 | 84,816 |
| Qualified XII (1.15) | 3,719.563 | 8.94 | 33,253 |
| Qualified XII (1.20) | 3,844.806 | 8.91 | 34,257 |
| Qualified XII (1.25) | 11,517.717 | 8.89 | 102,393 |
| Qualified XII (1.35) | 173.313 | 8.84 | 1,532 |
| Qualified XII (1.40) | 2,915.785 | 8.82 | 25,717 |
| Qualified XII (1.45) | 1,010.549 | 8.79 | 8,883 |
| Qualified XV | 753.376 | 9.04 | 6,811 |
| Qualified XVI | 6,021.756 | 8.77 | 52,811 |
| Qualified XVIII | 3,357.754 | 8.89 | 29,850 |
| Qualified XXI | 2,104.046 | 9.11 | 19,168 |
| Qualified XXV | 6,728.390 | 9.20 | 61,901 |
| Qualified XXVI | 618.216 | 9.08 | 5,613 |
| | 1,121,923.630 | | $ 10,190,548 |
| | | | |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 847.413 | $ 11.50 | $ 9,745 |
| | 847.413 | | $ 9,745 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 1,019,264.311 | $11.83 to $38.35 | $ 28,275,606 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 77,197.218 | 11.74 | 906,295 |
| ING MAP PLUS NP5 | 1,202.081 | 12.17 | 14,629 |
| ING MAP PLUS NP14 | 3,296.067 | 12.01 | 39,586 |
| ING MAP PLUS NP25 | 57.537 | 11.82 | 680 |
| ING MAP PLUS NP26 | 938.703 | 11.80 | 11,077 |
| Qualified I | 25,550.273 | 37.76 | 964,778 |
| Qualified V | 374.220 | 28.00 | 10,478 |
| Qualified VI | 8,919,426.710 | 28.45 | 253,757,690 |
| Qualified VII | 145,036.896 | 27.51 | 3,989,965 |
| Qualified VIII | 2,233.434 | 26.39 | 58,940 |
| Qualified IX | 1,556.428 | 27.63 | 43,004 |
| Qualified X (1.15) | 344,016.952 | 28.83 | 9,918,009 |
| Qualified X (1.25) | 1,638,937.658 | 28.45 | 46,627,776 |
| Qualified XII (0.05) | 74,779.644 | 30.49 | 2,280,031 |
| Qualified XII (0.25) | 46,963.664 | 15.15 | 711,500 |
| Qualified XII (0.35) | 14,972.275 | 15.02 | 224,884 |
| Qualified XII (0.40) | 231,588.271 | 21.49 | 4,976,832 |
| Qualified XII (0.45) | 38.505 | 14.89 | 573 |
| Qualified XII (0.50) | 612,966.017 | 15.40 | 9,439,677 |
| Qualified XII (0.55) | 219,573.584 | 14.77 | 3,243,102 |
| Qualified XII (0.60) | 465,727.484 | 14.70 | 6,846,194 |
| Qualified XII (0.65) | 69,738.302 | 14.64 | 1,020,969 |
| Qualified XII (0.70) | 333,481.153 | 14.58 | 4,862,155 |
| Qualified XII (0.75) | 608,169.373 | 14.52 | 8,830,619 |
| Qualified XII (0.80) | 1,789,302.811 | 15.42 | 27,591,049 |
| Qualified XII (0.85) | 1,129,839.587 | 20.77 | 23,466,768 |
| Qualified XII (0.90) | 177,825.035 | 15.03 | 2,672,710 |
| Qualified XII (0.95) | 643,741.236 | 20.55 | 13,228,882 |
| Qualified XII (1.00) | 2,196,236.696 | 20.44 | 44,891,078 |
| Qualified XII (1.05) | 198,119.744 | 20.34 | 4,029,756 |
| Qualified XII (1.10) | 210,712.881 | 20.23 | 4,262,722 |
| Qualified XII (1.15) | 397,173.300 | 20.12 | 7,991,127 |
| Qualified XII (1.20) | 32,683.351 | 20.01 | 653,994 |
| Qualified XII (1.25) | 87,399.775 | 19.91 | 1,740,130 |
| Qualified XII (1.30) | 4,361.758 | 19.80 | 86,363 |
| Qualified XII (1.35) | 1,625.646 | 19.70 | 32,025 |
| Qualified XII (1.40) | 19,749.750 | 19.59 | 386,898 |
| Qualified XII (1.45) | 527.889 | 19.49 | 10,289 |
| Qualified XII (1.50) | 844.106 | 19.38 | 16,359 |
| Qualified XV | 46,226.805 | 29.32 | 1,355,370 |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Balanced Portfolio - Class I (continued)** | | | |
| Qualified XVI | 187,136.449 | $ 27.77 | $ 5,196,779 |
| Qualified XVII | 135,887.583 | 29.14 | 3,959,764 |
| Qualified XVIII | 208,976.896 | 29.14 | 6,089,587 |
| Qualified XIX | 11,592.179 | 38.67 | 448,270 |
| Qualified XX | 23,881.491 | 38.26 | 913,706 |
| Qualified XXI | 69,428.019 | 29.66 | 2,059,235 |
| Qualified XXV | 48,979.744 | 29.63 | 1,451,270 |
| Qualified XXVI | 20,721.280 | 29.35 | 608,170 |
| Qualified XXVII | 992,418.864 | 37.95 | 37,662,296 |
| Qualified XXVIII | 104,149.655 | 37.83 | 3,939,981 |
| Qualified XXIX | 786.469 | 37.36 | 29,382 |
| Qualified XXX | 52,039.198 | 36.80 | 1,915,042 |
| Qualified XXXII | 287,884.283 | 12.35 | 3,555,371 |
| Qualified XXXIII (0.65) | 3,240.260 | 13.17 | 42,674 |
| Qualified XXXVI | 79,825.271 | 13.25 | 1,057,685 |
| | 24,020,404.771 | | $ 588,399,781 |
| | | | |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 306,445.635 | $10.60 to $87.81 | $ 6,798,386 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 3,404.237 | 10.97 | 37,344 |
| ING Custom Choice 65 | 73,059.910 | 10.62 | 775,896 |
| ING MAP PLUS NP5 | 28,485.760 | 10.95 | 311,919 |
| ING MAP PLUS NP7 | 1,244.553 | 10.92 | 13,591 |
| ING MAP PLUS NP8 | 24,523.672 | 10.91 | 267,553 |
| ING MAP PLUS NP9 | 26,446.085 | 10.89 | 287,998 |
| ING MAP PLUS NP11 | 11,929.787 | 10.86 | 129,557 |
| ING MAP PLUS NP12 | 43,588.835 | 10.84 | 472,503 |
| ING MAP PLUS NP13 | 203.492 | 10.83 | 2,204 |
| ING MAP PLUS NP15 | 92,039.911 | 10.80 | 994,031 |
| ING MAP PLUS NP16 | 2,271.190 | 10.78 | 24,483 |
| ING MAP PLUS NP17 | 4,851.077 | 10.77 | 52,246 |
| ING MAP PLUS NP18 | 6.602 | 10.75 | 71 |
| ING MAP PLUS NP19 | 1,076.810 | 10.73 | 11,554 |
| ING MAP PLUS NP20 | 8,943.611 | 10.72 | 95,876 |
| ING MAP PLUS NP21 | 1,338.269 | 10.70 | 14,319 |
| ING MAP PLUS NP22 | 2,954.655 | 10.69 | 31,585 |
| ING MAP PLUS NP24 | 9,270.528 | 10.66 | 98,824 |
| ING MAP PLUS NP25 | 278.672 | 10.64 | 2,965 |
| ING MAP PLUS NP26 | 357.470 | 10.63 | 3,800 |
| ING MAP PLUS NP27 | 856.774 | 10.61 | 9,090 |
| ING MAP PLUS NP28 | 828.511 | 10.59 | 8,774 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I (continued)** | | | |
| ING MAP PLUS NP29 | 9,384.666 | $ 10.58 | $ 99,290 |
| ING MAP PLUS NP30 | 2,826.235 | 10.56 | 29,845 |
| Qualified I | 6,192.273 | 77.41 | 479,344 |
| Qualified V | 319.804 | 19.58 | 6,262 |
| Qualified VI | 6,748,054.088 | 19.63 | 132,464,302 |
| Qualified VII | 77,415.805 | 18.25 | 1,412,838 |
| Qualified VIII | 8,377.693 | 18.06 | 151,301 |
| Qualified IX | 559.602 | 18.95 | 10,604 |
| Qualified X (1.15) | 255,125.815 | 19.89 | 5,074,452 |
| Qualified X (1.25) | 993,778.337 | 19.63 | 19,507,869 |
| Qualified XII (0.00) | 4.184 | 16.19 | 68 |
| Qualified XII (0.05) | 117,383.476 | 21.03 | 2,468,575 |
| Qualified XII (0.15) | 59,511.106 | 15.98 | 950,987 |
| Qualified XII (0.25) | 179,852.000 | 15.84 | 2,848,856 |
| Qualified XII (0.30) | 133.147 | 15.77 | 2,100 |
| Qualified XII (0.35) | 39,814.300 | 15.70 | 625,085 |
| Qualified XII (0.40) | 2,902.340 | 17.95 | 52,097 |
| Qualified XII (0.45) | 745.362 | 15.57 | 11,605 |
| Qualified XII (0.50) | 299,042.120 | 15.72 | 4,700,942 |
| Qualified XII (0.55) | 136,970.246 | 15.44 | 2,114,821 |
| Qualified XII (0.60) | 312,992.275 | 15.37 | 4,810,691 |
| Qualified XII (0.65) | 144,331.384 | 15.30 | 2,208,270 |
| Qualified XII (0.70) | 436,561.166 | 15.24 | 6,653,192 |
| Qualified XII (0.75) | 367,107.619 | 15.17 | 5,569,023 |
| Qualified XII (0.80) | 1,245,873.137 | 15.33 | 19,099,235 |
| Qualified XII (0.85) | 777,013.085 | 17.35 | 13,481,177 |
| Qualified XII (0.90) | 86,964.676 | 15.21 | 1,322,733 |
| Qualified XII (0.95) | 1,814,045.449 | 17.16 | 31,129,020 |
| Qualified XII (1.00) | 2,187,158.899 | 17.07 | 37,334,802 |
| Qualified XII (1.05) | 300,212.609 | 16.98 | 5,097,610 |
| Qualified XII (1.10) | 121,215.509 | 16.89 | 2,047,330 |
| Qualified XII (1.15) | 176,238.189 | 16.80 | 2,960,802 |
| Qualified XII (1.20) | 66,886.460 | 16.71 | 1,117,673 |
| Qualified XII (1.25) | 98,872.567 | 16.62 | 1,643,262 |
| Qualified XII (1.30) | 6,279.016 | 16.54 | 103,855 |
| Qualified XII (1.35) | 4,802.104 | 16.45 | 78,995 |
| Qualified XII (1.40) | 37,072.314 | 16.36 | 606,503 |
| Qualified XII (1.45) | 10,778.299 | 16.27 | 175,363 |
| Qualified XII (1.50) | 976.882 | 16.19 | 15,816 |
| Qualified XV | 11,894.217 | 20.23 | 240,620 |
| Qualified XVI | 156,611.117 | 19.15 | 2,999,103 |
| Qualified XVII | 155,701.937 | 19.91 | 3,100,026 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Intermediate Bond Portfolio - Class I (continued)** | | | |
| Qualified XVIII | 232,776.886 | 19.91 | 4,634,588 |
| Qualified XIX | 1,106.155 | 78.53 | 86,866 |
| Qualified XX | 7,565.345 | 77.20 | 584,045 |
| Qualified XXI | 26,043.070 | 20.46 | 532,841 |
| Qualified XXV | 25,315.970 | 20.44 | 517,458 |
| Qualified XXVI | 22,289.352 | 20.25 | 451,359 |
| Qualified XXVII | 685,422.315 | 77.30 | 52,983,145 |
| Qualified XXVIII | 146,563.559 | 77.06 | 11,294,188 |
| Qualified XXIX | 1,169.363 | 76.10 | 88,989 |
| Qualified XXX | 17,893.301 | 74.96 | 1,341,282 |
| Qualified XXXII | 110,379.029 | 10.88 | 1,200,924 |
| Qualified XXXIII (0.65) | 24,874.616 | 12.88 | 320,385 |
| Qualified XXXVI | 68,028.805 | 12.96 | 881,653 |
| | 19,471,815.321 | | $ 400,168,636 |
| **ING VP Intermediate Bond Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXXV | 1,194.559 | $ 10.05 | $ 12,005 |
| | 1,194.559 | | $ 12,005 |
| **ING VP Money Market Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 122,722.406 | $10.61 to $12.33 | $ 1,313,931 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 83,342.007 | 10.54 | 878,425 |
| ING Custom Choice 65 | 15,816.579 | 10.72 | 169,554 |
| ING MAP PLUS NP5 | 13.999 | 10.69 | 150 |
| Qualified I | 6,937.612 | 51.47 | 357,079 |
| Qualified V | 10,601.251 | 14.36 | 152,234 |
| Qualified VI | 4,497,051.285 | 14.65 | 65,881,801 |
| Qualified VII | 114,136.541 | 14.63 | 1,669,818 |
| Qualified VIII | 3,532.993 | 14.10 | 49,815 |
| Qualified IX | 967.640 | 14.83 | 14,350 |
| Qualified X (1.15) | 255,510.633 | 14.84 | 3,791,778 |
| Qualified X (1.25) | 834,247.502 | 14.65 | 12,221,726 |
| Qualified XII (0.00) | 23.435 | 13.44 | 315 |
| Qualified XII (0.05) | 33,655.144 | 15.70 | 528,386 |
| Qualified XII (0.25) | 1,706.341 | 13.15 | 22,438 |
| Qualified XII (0.35) | 27,460.370 | 13.04 | 358,083 |
| Qualified XII (0.45) | 54.283 | 12.93 | 702 |
| Qualified XII (0.50) | 214,602.186 | 12.99 | 2,787,682 |
| Qualified XII (0.55) | 282,542.715 | 12.81 | 3,619,372 |
| Qualified XII (0.60) | 81,828.344 | 12.76 | 1,044,130 |
| Qualified XII (0.65) | 402,564.115 | 12.71 | 5,116,590 |
| Qualified XII (0.70) | 1,145,842.682 | 12.65 | 14,494,910 |
| Qualified XII (0.75) | 534,136.717 | 12.60 | 6,730,123 |
| Qualified XII (0.80) | 1,765,402.303 | 12.70 | 22,420,609 |
| Qualified XII (0.85) | 502,169.197 | 13.67 | 6,864,653 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Money Market Portfolio - Class I (continued)** | | | |
| Qualified XII (0.90) | 85,411.217 | $ 12.56 | $ 1,072,765 |
| Qualified XII (0.95) | 1,307,563.067 | 13.52 | 17,678,253 |
| Qualified XII (1.00) | 2,584,991.050 | 13.45 | 34,768,130 |
| Qualified XII (1.05) | 275,898.507 | 13.38 | 3,691,522 |
| Qualified XII (1.10) | 171,087.151 | 13.31 | 2,277,170 |
| Qualified XII (1.15) | 185,983.965 | 13.24 | 2,462,428 |
| Qualified XII (1.20) | 90,226.803 | 13.17 | 1,188,287 |
| Qualified XII (1.25) | 293,490.616 | 13.10 | 3,844,727 |
| Qualified XII (1.30) | 8,582.434 | 13.03 | 111,829 |
| Qualified XII (1.35) | 14,215.591 | 12.96 | 184,234 |
| Qualified XII (1.40) | 30,484.673 | 12.89 | 392,947 |
| Qualified XII (1.45) | 20,706.253 | 12.82 | 265,454 |
| Qualified XII (1.50) | 592.191 | 12.75 | 7,550 |
| Qualified XV | 10,286.367 | 15.10 | 155,324 |
| Qualified XVI | 100,066.801 | 14.30 | 1,430,955 |
| Qualified XVII | 167,740.836 | 14.65 | 2,457,403 |
| Qualified XVIII | 292,612.817 | 14.65 | 4,286,778 |
| Qualified XIX | 2,013.404 | 51.47 | 103,630 |
| Qualified XX | 14,897.565 | 50.47 | 751,880 |
| Qualified XXI | 33,694.291 | 15.27 | 514,512 |
| Qualified XXV | 67,642.404 | 15.25 | 1,031,547 |
| Qualified XXVI | 38,625.869 | 15.11 | 583,637 |
| Qualified XXVII | 2,061,958.423 | 53.71 | 110,747,787 |
| Qualified XXVIII | 397,732.545 | 52.68 | 20,952,550 |
| Qualified XXIX | 1,059.446 | 50.47 | 53,470 |
| Qualified XXX | 4,303.015 | 49.71 | 213,903 |
| Qualified XXXII | 29,918.014 | 10.51 | 314,438 |
| Qualified XXXIII (0.65) | 15,836.259 | 11.05 | 174,991 |
| Qualified XXXV | 27,138.797 | 10.51 | 285,229 |
| Qualified XXXVI | 26,619.342 | 11.12 | 296,007 |
| | 19,298,247.993 | | $ 362,787,991 |
| **ING VP Natural Resources Trust** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,886.874 | $ 21.17 | $ 61,115 |
| ING Custom Choice 65 | 6,122.348 | 16.33 | 99,978 |
| Qualified V | 13.231 | 32.17 | 426 |
| Qualified VI | 955,153.344 | 31.73 | 30,307,016 |
| Qualified VIII | 533.838 | 27.49 | 14,675 |
| Qualified XII (0.05) | 8,360.997 | 34.00 | 284,274 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Natural Resources Trust (continued)** | | | |
| Qualified XII (0.25) | 620.014 | $ 21.51 | $ 13,337 |
| Qualified XII (0.30) | 11.949 | 21.42 | 256 |
| Qualified XII (0.35) | 1,019.308 | 21.33 | 21,742 |
| Qualified XII (0.45) | 189.130 | 21.14 | 3,998 |
| Qualified XII (0.50) | 46,961.129 | 22.36 | 1,050,051 |
| Qualified XII (0.55) | 16,968.562 | 20.96 | 355,661 |
| Qualified XII (0.60) | 37,714.548 | 20.87 | 787,103 |
| Qualified XII (0.65) | 5,242.415 | 20.78 | 108,937 |
| Qualified XII (0.70) | 102,937.757 | 20.69 | 2,129,782 |
| Qualified XII (0.75) | 56,112.261 | 20.60 | 1,155,913 |
| Qualified XII (0.80) | 221,346.090 | 22.44 | 4,967,006 |
| Qualified XII (0.85) | 83,848.605 | 25.61 | 2,147,363 |
| Qualified XII (0.90) | 14,208.984 | 22.25 | 316,150 |
| Qualified XII (0.95) | 104,149.985 | 25.34 | 2,639,161 |
| Qualified XII (1.00) | 337,413.132 | 25.21 | 8,506,185 |
| Qualified XII (1.05) | 20,923.123 | 25.07 | 524,543 |
| Qualified XII (1.10) | 16,329.123 | 24.94 | 407,248 |
| Qualified XII (1.15) | 25,567.175 | 24.81 | 634,322 |
| Qualified XII (1.20) | 9,515.519 | 24.68 | 234,843 |
| Qualified XII (1.25) | 16,705.728 | 24.55 | 410,126 |
| Qualified XII (1.30) | 543.882 | 24.42 | 13,282 |
| Qualified XII (1.35) | 1,890.245 | 24.29 | 45,914 |
| Qualified XII (1.40) | 5,854.692 | 24.16 | 141,449 |
| Qualified XII (1.45) | 368.571 | 24.03 | 8,857 |
| Qualified XV | 7,614.065 | 32.70 | 248,980 |
| Qualified XVI | 20,964.498 | 30.97 | 649,271 |
| Qualified XVII | 4,227.582 | 31.73 | 134,141 |
| Qualified XXI | 10,312.583 | 33.08 | 341,140 |
| Qualified XXV | 12,951.509 | 32.95 | 426,752 |
| Qualified XXVI | 5,299.099 | 32.48 | 172,115 |
| Qualified XXVII | 357,257.868 | 29.87 | 10,671,293 |
| Qualified XXVIII | 94,907.806 | 29.78 | 2,826,354 |
| Qualified XXXVI | 5,040.070 | 24.69 | 124,439 |
| | 2,618,087.639 | | $ 72,985,198 |
| **Janus Adviser Balanced Fund - Class S** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 46.423 | $ 13.28 | $ 616 |
| | 46.423 | | $ 616 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Balanced Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 652.205 | $ 12.22 | $ 7,970 |
| Qualified VI | 10,331.165 | 29.45 | 304,253 |
| Qualified XII (0.50) | 150.377 | 19.50 | 2,932 |
| Qualified XII (0.65) | 15.041 | 18.31 | 275 |
| Qualified XII (0.70) | 433.866 | 18.23 | 7,909 |
| Qualified XII (0.75) | 16.020 | 18.16 | 291 |
| Qualified XII (0.80) | 60.113 | 19.54 | 1,175 |
| Qualified XII (0.85) | 8.758 | 27.35 | 240 |
| Qualified XII (0.90) | 749.034 | 19.00 | 14,232 |
| Qualified XII (0.95) | 33.356 | 27.06 | 903 |
| Qualified XII (1.00) | 1,225.889 | 26.92 | 33,001 |
| Qualified XII (1.05) | 348.901 | 26.78 | 9,344 |
| Qualified XII (1.15) | 15.258 | 26.49 | 404 |
| Qualified XII (1.45) | 15.288 | 25.66 | 392 |
| Qualified XVII | 367.087 | 29.45 | 10,811 |
| | 14,422.358 | | $ 394,132 |
| **Janus Aspen Series Flexible Bond Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 4,151.859 | $ 21.18 | $ 87,936 |
| Qualified X (1.25) | 8.136 | 14.25 | 116 |
| Qualified XII (0.50) | 25.210 | 15.45 | 389 |
| Qualified XII (0.55) | 18.028 | 15.10 | 272 |
| Qualified XII (0.70) | 409.966 | 14.90 | 6,108 |
| Qualified XII (0.80) | 51.249 | 15.08 | 773 |
| Qualified XII (0.85) | 4.622 | 18.46 | 85 |
| Qualified XII (1.00) | 512.583 | 18.17 | 9,314 |
| Qualified XII (1.05) | 9.308 | 18.07 | 168 |
| Qualified XII (1.15) | 513.123 | 17.88 | 9,175 |
| | 5,704.084 | | $ 114,336 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Large Cap Growth** | | | |
| **Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 5,392.228 | $ 20.34 | $ 109,678 |
| Qualified X (1.15) | 38.082 | 22.00 | 838 |
| Qualified X (1.25) | 19.369 | 21.75 | 421 |
| Qualified XII (0.50) | 137.538 | 12.96 | 1,782 |
| Qualified XII (0.70) | 1,032.634 | 12.01 | 12,402 |
| Qualified XII (0.75) | 22.936 | 11.96 | 274 |
| Qualified XII (0.80) | 38.053 | 13.10 | 498 |
| Qualified XII (0.85) | 49.610 | 18.14 | 900 |
| Qualified XII (0.90) | 525.747 | 12.62 | 6,635 |
| Qualified XII (0.95) | 72.004 | 17.95 | 1,292 |
| Qualified XII (1.00) | 740.876 | 17.85 | 13,225 |
| Qualified XII (1.40) | 4.421 | 17.11 | 76 |
| Qualified XVII | 7.865 | 20.34 | 160 |
| | 8,081.363 | | $ 148,181 |
| **Janus Aspen Series Mid Cap Growth** | | | |
| **Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 14,612.886 | $ 26.46 | $ 386,657 |
| Qualified X (1.15) | 24.353 | 25.84 | 629 |
| Qualified XII (0.25) | 326.847 | 16.62 | 5,432 |
| Qualified XII (0.45) | 0.050 | 16.33 | 1 |
| Qualified XII (0.50) | 137.830 | 16.82 | 2,318 |
| Qualified XII (0.65) | 15.002 | 16.06 | 241 |
| Qualified XII (0.70) | 1,496.893 | 15.99 | 23,935 |
| Qualified XII (0.75) | 23.711 | 15.92 | 377 |
| Qualified XII (0.80) | 0.406 | 17.09 | 7 |
| Qualified XII (0.85) | 801.639 | 18.46 | 14,798 |
| Qualified XII (0.90) | 423.142 | 16.67 | 7,054 |
| Qualified XII (0.95) | 92.923 | 18.26 | 1,697 |
| Qualified XII (1.00) | 362.279 | 18.16 | 6,579 |
| Qualified XII (1.10) | 379.170 | 17.97 | 6,814 |
| Qualified XII (1.15) | 288.757 | 17.88 | 5,163 |
| Qualified XII (1.40) | 103.912 | 17.41 | 1,809 |
| Qualified XII (1.45) | 26.566 | 17.31 | 460 |
| Qualified XVII | 79.085 | 26.46 | 2,093 |
| | 19,195.451 | | $ 466,064 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Janus Aspen Series Worldwide Growth** | | | |
| **Portfolio - Institutional Shares** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 11,015.370 | $ 25.10 | $ 276,486 |
| Qualified X (1.15) | 109.684 | 28.51 | 3,127 |
| Qualified XII (0.45) | 0.093 | 12.86 | 1 |
| Qualified XII (0.50) | 58.870 | 14.38 | 847 |
| Qualified XII (0.65) | 14.977 | 12.64 | 189 |
| Qualified XII (0.70) | 1,735.548 | 12.59 | 21,851 |
| Qualified XII (0.75) | 185.556 | 12.54 | 2,327 |
| Qualified XII (0.80) | 10.645 | 14.68 | 156 |
| Qualified XII (0.85) | 349.406 | 21.44 | 7,491 |
| Qualified XII (0.90) | 565.632 | 14.24 | 8,055 |
| Qualified XII (0.95) | 51.258 | 21.21 | 1,087 |
| Qualified XII (1.00) | 723.828 | 21.10 | 15,273 |
| Qualified XII (1.05) | 13.628 | 20.99 | 286 |
| Qualified XII (1.10) | 95.508 | 20.88 | 1,994 |
| Qualified XII (1.15) | 158.336 | 20.77 | 3,289 |
| Qualified XVII | 411.135 | 25.10 | 10,319 |
| | 15,499.474 | | $ 352,778 |
| **Legg Mason Value Trust, Inc. - Primary Class** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP20 | 125,369.350 | $ 12.08 | $ 1,514,462 |
| | 125,369.350 | | $ 1,514,462 |
| **LKCM Aquinas Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (0.90) | 16,844.429 | $ 10.87 | $ 183,099 |
| | 16,844.429 | | $ 183,099 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Affiliated Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP6 | 7,092.032 | $ 13.39 | $ 94,962 |
| ING MAP PLUS NP8 | 652.084 | 13.35 | 8,705 |
| ING MAP PLUS NP11 | 3,493.861 | 13.29 | 46,433 |
| ING MAP PLUS NP12 | 223.968 | 13.27 | 2,972 |
| ING MAP PLUS NP13 | 3,055.970 | 13.25 | 40,492 |
| ING MAP PLUS NP14 | 312.414 | 13.23 | 4,133 |
| ING MAP PLUS NP15 | 1,913.992 | 13.21 | 25,284 |
| ING MAP PLUS NP18 | 53,707.763 | 13.16 | 706,794 |
| ING MAP PLUS NP20 | 4,663.211 | 13.12 | 61,181 |
| ING MAP PLUS NP21 | 2,666.469 | 13.10 | 34,931 |
| ING MAP PLUS NP22 | 3,911.846 | 13.08 | 51,167 |
| ING MAP PLUS NP23 | 546.730 | 13.06 | 7,140 |
| ING MAP PLUS NP24 | 6,645.480 | 13.04 | 86,657 |
| ING MAP PLUS NP25 | 91.171 | 13.02 | 1,187 |
| ING MAP PLUS NP26 | 1,878.609 | 13.00 | 24,422 |
| ING MAP PLUS NP28 | 20.173 | 12.97 | 262 |
| ING MAP PLUS NP29 | 8.920 | 12.95 | 116 |
| ING MAP PLUS NP30 | 2,588.022 | 12.93 | 33,463 |
| ING MAP PLUS NP32 | 1,046.510 | 12.89 | 13,490 |
| | 94,519.225 | | $ 1,243,791 |
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP7 | 1,558.732 | $ 14.48 | $ 22,570 |
| ING MAP PLUS NP12 | 13,482.469 | 14.38 | 193,878 |
| ING MAP PLUS NP14 | 6,456.087 | 14.33 | 92,516 |
| ING MAP PLUS NP15 | 3,867.859 | 14.31 | 55,349 |
| ING MAP PLUS NP16 | 3,786.932 | 14.29 | 54,115 |
| ING MAP PLUS NP17 | 357.649 | 14.27 | 5,104 |
| ING MAP PLUS NP20 | 1,881.246 | 14.21 | 26,733 |
| ING MAP PLUS NP21 | 8,942.759 | 14.19 | 126,898 |
| ING MAP PLUS NP22 | 7,062.553 | 14.17 | 100,076 |
| ING MAP PLUS NP23 | 5,341.366 | 14.15 | 75,580 |
| ING MAP PLUS NP24 | 5,943.948 | 14.13 | 83,988 |
| ING MAP PLUS NP26 | 198.238 | 14.09 | 2,793 |
| ING MAP PLUS NP28 | 9,120.435 | 14.05 | 128,142 |
| ING MAP PLUS NP29 | 6.986 | 14.03 | 98 |
| ING MAP PLUS NP30 | 1,299.909 | 14.01 | 18,212 |
| ING MAP PLUS NP32 | 791.908 | 13.96 | 11,055 |
| Qualified XII (1.00) | 4,923.528 | 16.97 | 83,552 |
| | 75,022.604 | | $ 1,080,659 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Small-Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 17,820.239 | $         15.91 | $        283,520 |
| ING MAP PLUS NP12 | 4,909.318 | 15.89 | 78,009 |
| ING MAP PLUS NP14 | 10,634.327 | 15.84 | 168,448 |
| ING MAP PLUS NP15 | 10,315.501 | 15.82 | 163,191 |
| ING MAP PLUS NP17 | 112.983 | 15.78 | 1,783 |
| ING MAP PLUS NP19 | 2,203.928 | 15.73 | 34,668 |
| ING MAP PLUS NP21 | 16,207.919 | 15.68 | 254,140 |
| ING MAP PLUS NP22 | 3,177.618 | 15.66 | 49,761 |
| ING MAP PLUS NP23 | 953.696 | 15.64 | 14,916 |
| ING MAP PLUS NP26 | 177.234 | 15.57 | 2,760 |
| ING MAP PLUS NP27 | 11,644.520 | 15.55 | 181,072 |
| ING MAP PLUS NP28 | 104.557 | 15.53 | 1,624 |
| ING MAP PLUS NP29 | 5,552.703 | 15.50 | 86,067 |
| ING MAP PLUS NP30 | 3,487.902 | 15.48 | 53,993 |
| ING MAP PLUS NP32 | 327.035 | 15.44 | 5,049 |
| | 87,629.480 | | $      1,379,001 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Growth and Income Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 102,892.261 | $12.89 to $13.93 | 1,425,230 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,164.373 | 13.47 | 15,684 |
| ING Custom Choice 65 | 56,429.583 | 12.67 | 714,963 |
| Qualified V | 2,101.981 | 13.24 | 27,830 |
| Qualified VI | 3,972,086.909 | 13.35 | 53,027,360 |
| Qualified VIII | 4,394.301 | 13.35 | 58,664 |
| Qualified X (1.15) | 195,968.161 | 13.42 | 2,629,893 |
| Qualified X (1.25) | 627,950.984 | 13.35 | 8,383,146 |
| Qualified XII (0.45) | 795.875 | 13.95 | 11,102 |
| Qualified XII (0.50) | 330,415.982 | 13.91 | 4,596,086 |
| Qualified XII (0.55) | 224,531.353 | 13.87 | 3,114,250 |
| Qualified XII (0.60) | 114,980.952 | 13.83 | 1,590,187 |
| Qualified XII (0.65) | 218,126.591 | 13.80 | 3,010,147 |
| Qualified XII (0.70) | 289,512.507 | 13.76 | 3,983,692 |
| Qualified XII (0.75) | 229,111.599 | 13.72 | 3,143,411 |
| Qualified XII (0.80) | 414,381.043 | 13.68 | 5,668,733 |
| Qualified XII (0.85) | 495,395.312 | 13.65 | 6,762,146 |
| Qualified XII (0.90) | 31,446.921 | 13.61 | 427,993 |
| Qualified XII (0.95) | 281,765.657 | 13.57 | 3,823,560 |
| Qualified XII (1.00) | 2,063,191.830 | 13.53 | 27,914,985 |
| Qualified XII (1.05) | 183,986.721 | 13.50 | 2,483,821 |
| Qualified XII (1.10) | 49,883.135 | 13.46 | 671,427 |
| Qualified XII (1.15) | 83,274.877 | 13.42 | 1,117,549 |
| Qualified XII (1.20) | 23,995.610 | 13.39 | 321,301 |
| Qualified XII (1.25) | 149,724.642 | 13.35 | 1,998,824 |
| Qualified XII (1.30) | 1,958.672 | 13.32 | 26,090 |
| Qualified XII (1.35) | 11,593.288 | 13.28 | 153,959 |
| Qualified XII (1.40) | 39,242.401 | 13.24 | 519,569 |
| Qualified XII (1.45) | 7,042.534 | 13.21 | 93,032 |
| Qualified XII (1.50) | 8,060.275 | 13.17 | 106,154 |
| Qualified XV | 21,737.234 | 13.57 | 294,974 |
| Qualified XVI | 111,752.768 | 13.17 | 1,471,784 |
| Qualified XVII | 13,008.205 | 13.35 | 173,660 |
| Qualified XVIII | 23,476.755 | 13.35 | 313,415 |
| Qualified XXI | 72,072.909 | 13.68 | 985,957 |
| Qualified XXV | 62,156.718 | 13.72 | 852,790 |
| Qualified XXVI | 16,134.270 | 13.61 | 219,587 |
| Qualified XXXII | 6,593.540 | 13.71 | 90,397 |
| | 10,542,338.729 | | $ 142,223,352 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Lord Abbett Series Fund - Mid-Cap Value** | | | |
| **Portfolio - Class VC** | | | |
| Currently payable annuity contracts: | 78,598.627 | $ 15.24 | $ 1,197,843 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,533.295 | 14.33 | 21,972 |
| ING Custom Choice 65 | 6,976.253 | 12.72 | 88,738 |
| Qualified VI | 2,555,514.278 | 14.88 | 38,026,052 |
| Qualified X (1.15) | 133,150.355 | 14.96 | 1,991,929 |
| Qualified X (1.25) | 342,103.656 | 14.88 | 5,090,502 |
| Qualified XII (0.25) | 93,847.403 | 15.71 | 1,474,343 |
| Qualified XII (0.30) | 134.551 | 15.67 | 2,108 |
| Qualified XII (0.35) | 5,928.331 | 15.63 | 92,660 |
| Qualified XII (0.50) | 124,246.879 | 15.50 | 1,925,827 |
| Qualified XII (0.55) | 189,560.586 | 15.46 | 2,930,607 |
| Qualified XII (0.60) | 85,412.132 | 15.42 | 1,317,055 |
| Qualified XII (0.65) | 14,823.531 | 15.38 | 227,986 |
| Qualified XII (0.70) | 120,994.661 | 15.33 | 1,854,848 |
| Qualified XII (0.75) | 87,225.228 | 15.29 | 1,333,674 |
| Qualified XII (0.80) | 279,291.043 | 15.25 | 4,259,188 |
| Qualified XII (0.85) | 232,217.394 | 15.21 | 3,532,027 |
| Qualified XII (0.90) | 31,189.770 | 15.17 | 473,149 |
| Qualified XII (0.95) | 1,878,475.210 | 15.13 | 28,421,330 |
| Qualified XII (1.00) | 1,192,809.263 | 15.08 | 17,987,564 |
| Qualified XII (1.05) | 90,240.284 | 15.04 | 1,357,214 |
| Qualified XII (1.10) | 37,123.381 | 15.00 | 556,851 |
| Qualified XII (1.15) | 76,389.908 | 14.96 | 1,142,793 |
| Qualified XII (1.20) | 17,462.410 | 14.92 | 260,539 |
| Qualified XII (1.25) | 87,367.712 | 14.88 | 1,300,032 |
| Qualified XII (1.30) | 2,316.962 | 14.84 | 34,384 |
| Qualified XII (1.35) | 6,228.255 | 14.80 | 92,178 |
| Qualified XII (1.40) | 18,992.699 | 14.76 | 280,332 |
| Qualified XII (1.45) | 2,899.158 | 14.72 | 42,676 |
| Qualified XII (1.50) | 1,279.157 | 14.68 | 18,778 |
| Qualified XV | 10,842.988 | 15.13 | 164,054 |
| Qualified XVI | 58,774.963 | 14.68 | 862,816 |
| Qualified XVII | 3,085.005 | 14.88 | 45,905 |
| Qualified XVIII | 7,504.685 | 14.88 | 111,670 |
| Qualified XXI | 89,562.499 | 15.25 | 1,365,828 |
| Qualified XXV | 40,131.404 | 15.29 | 613,609 |
| Qualified XXVI | 14,166.742 | 15.17 | 214,909 |
| Qualified XXVII | 961,268.229 | 18.67 | 17,946,878 |
| Qualified XXVIII | 1,053,748.222 | 16.16 | 17,028,571 |
| Qualified XXXII | 10,678.052 | 14.99 | 160,064 |
| Qualified XXXIII (0.65) | 22,848.251 | 17.21 | 393,218 |
| | 10,066,943.412 | | $ 156,242,701 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Massachusetts Investors Growth Stock Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP12 | 19,180.326 | $ 11.61 | $ 222,684 |
| ING MAP PLUS NP14 | 14,016.640 | 11.58 | 162,313 |
| ING MAP PLUS NP17 | 504.450 | 11.53 | 5,816 |
| ING MAP PLUS NP20 | 17,850.634 | 11.48 | 204,925 |
| ING MAP PLUS NP26 | 52.822 | 11.38 | 601 |
| | 51,604.872 | | $ 596,339 |
| **MFS® Total Return Series - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Qualified XXVII | 2,475,154.727 | $ 16.40 | $ 40,592,538 |
| Qualified XXVIII | 2,486,615.354 | 16.26 | 40,432,366 |
| | 4,961,770.081 | | $ 81,024,904 |
| **Moderate Allocation Portfolio** | | | |
| ING Custom Choice 41 | 1,936.889 | $ 12.71 | $ 24,618 |
| | 1,936.889 | | $ 24,618 |
| **Neuberger Berman Socially Responsive Fund® - Trust Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 17.711 | $ 10.77 | $ 191 |
| ING MAP PLUS NP18 | 594.299 | 10.72 | 6,371 |
| Qualified VI | 26,097.531 | 10.69 | 278,983 |
| Qualified XII (0.50) | 724.549 | 10.75 | 7,789 |
| Qualified XII (0.70) | 109.991 | 10.73 | 1,180 |
| Qualified XII (0.75) | 315.418 | 10.73 | 3,384 |
| Qualified XII (0.85) | 660.952 | 10.72 | 7,085 |
| Qualified XII (0.90) | 12.836 | 10.72 | 138 |
| Qualified XII (0.95) | 9,477.957 | 10.72 | 101,604 |
| Qualified XII (1.00) | 7,870.151 | 10.71 | 84,289 |
| Qualified XII (1.05) | 1,406.536 | 10.71 | 15,064 |
| Qualified XII (1.10) | 82.631 | 10.70 | 884 |
| Qualified XII (1.20) | 400.156 | 10.70 | 4,282 |
| Qualified XII (1.25) | 49.952 | 10.69 | 534 |
| Qualified XVI | 148.069 | 10.68 | 1,581 |
| Qualified XXI | 146.383 | 10.73 | 1,571 |
| Qualified XXV | 166.041 | 10.73 | 1,782 |
| Qualified XXVI | 83.395 | 10.72 | 894 |
| Qualified XXXVI | 88.342 | 10.74 | 949 |
| | 48,452.900 | | $ 518,555 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 6,696.579 | $ 14.75 | $ 98,775 |
| ING MAP PLUS NP6 | 6,369.029 | 14.73 | 93,816 |
| ING MAP PLUS NP7 | 2,300.141 | 14.71 | 33,835 |
| ING MAP PLUS NP8 | 2,496.531 | 14.69 | 36,674 |
| ING MAP PLUS NP9 | 634.952 | 14.66 | 9,308 |
| ING MAP PLUS NP11 | 14,642.838 | 14.62 | 214,078 |
| ING MAP PLUS NP14 | 16,516.644 | 14.56 | 240,482 |
| ING MAP PLUS NP15 | 5.600 | 14.54 | 81 |
| ING MAP PLUS NP17 | 7,471.937 | 14.50 | 108,343 |
| ING MAP PLUS NP18 | 13,528.440 | 14.47 | 195,757 |
| ING MAP PLUS NP21 | 10,424.313 | 14.41 | 150,214 |
| ING MAP PLUS NP23 | 967.024 | 14.37 | 13,896 |
| ING MAP PLUS NP32 | 604.563 | 14.18 | 8,573 |
| | 82,658.591 | | $ 1,203,832 |
| **New Perspective Fund®, Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 376.467 | $ 15.13 | $ 5,696 |
| ING Custom Choice 65 | 373.293 | 13.90 | 5,189 |
| Qualified VI | 658,349.713 | 14.72 | 9,690,908 |
| Qualified XII (0.30) | 87.755 | 15.10 | 1,325 |
| Qualified XII (0.40) | 10,731.414 | 15.06 | 161,615 |
| Qualified XII (0.50) | 163,750.465 | 15.02 | 2,459,532 |
| Qualified XII (0.55) | 12,486.744 | 15.00 | 187,301 |
| Qualified XII (0.60) | 15,663.596 | 14.98 | 234,641 |
| Qualified XII (0.65) | 1,222.650 | 14.96 | 18,291 |
| Qualified XII (0.70) | 43,555.518 | 14.94 | 650,719 |
| Qualified XII (0.75) | 32,355.551 | 14.92 | 482,745 |
| Qualified XII (0.80) | 277,481.356 | 14.90 | 4,134,472 |
| Qualified XII (0.85) | 65,794.349 | 14.88 | 979,020 |
| Qualified XII (0.90) | 6,167.152 | 14.86 | 91,644 |
| Qualified XII (0.95) | 40,699.449 | 14.84 | 603,980 |
| Qualified XII (1.00) | 330,652.306 | 14.82 | 4,900,267 |
| Qualified XII (1.05) | 16,951.523 | 14.80 | 250,883 |
| Qualified XII (1.10) | 10,097.735 | 14.78 | 149,245 |
| Qualified XII (1.15) | 20,029.243 | 14.76 | 295,632 |
| Qualified XII (1.20) | 5,026.412 | 14.74 | 74,089 |
| Qualified XII (1.25) | 27,000.965 | 14.72 | 397,454 |
| Qualified XII (1.30) | 27.302 | 14.70 | 401 |
| Qualified XII (1.35) | 361.515 | 14.68 | 5,307 |
| Qualified XII (1.40) | 6,439.911 | 14.66 | 94,409 |
| Qualified XII (1.45) | 542.626 | 14.64 | 7,944 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **New Perspective Fund®, Inc. - Class R-4 (continued)** | | | |
| Qualified XV | 947.227 | 14.84 | 14,057 |
| Qualified XVI | 4,948.390 | 14.62 | 72,345 |
| Qualified XVII | 13.835 | 14.82 | 205 |
| Qualified XXI | 1,861.538 | 14.90 | 27,737 |
| Qualified XXV | 2,255.328 | 14.94 | 33,695 |
| Qualified XXVI | 739.545 | 14.89 | 11,012 |
| Qualified XXVII | 138,929.912 | 13.57 | 1,885,279 |
| | 1,895,920.785 | | $ 27,927,039 |
| | | | |
| **Oppenheimer Capital Appreciation Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 490.831 | $ 11.54 | $ 5,664 |
| ING MAP PLUS NP11 | 494.789 | 11.49 | 5,685 |
| ING MAP PLUS NP12 | 6,916.210 | 11.48 | 79,398 |
| ING MAP PLUS NP14 | 609.122 | 11.44 | 6,968 |
| ING MAP PLUS NP15 | 2,901.545 | 11.43 | 33,165 |
| ING MAP PLUS NP18 | 18,737.196 | 11.38 | 213,229 |
| ING MAP PLUS NP24 | 5,096.550 | 11.28 | 57,489 |
| ING MAP PLUS NP26 | 1,061.850 | 11.24 | 11,935 |
| | 36,308.093 | | $ 413,533 |
| | | | |
| **Oppenheimer Developing Markets Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,954.401 | $ 24.79 | $ 48,450 |
| ING Custom Choice 65 | 19,573.243 | 17.39 | 340,379 |
| ING MAP PLUS NP5 | 19,879.206 | 22.95 | 456,228 |
| ING MAP PLUS NP8 | 3,075.550 | 22.85 | 70,276 |
| ING MAP PLUS NP12 | 15,870.497 | 22.72 | 360,578 |
| ING MAP PLUS NP13 | 9,695.477 | 22.69 | 219,990 |
| ING MAP PLUS NP14 | 3,134.077 | 22.66 | 71,018 |
| ING MAP PLUS NP15 | 1,772.805 | 22.62 | 40,101 |
| ING MAP PLUS NP17 | 1,948.823 | 22.56 | 43,965 |
| ING MAP PLUS NP18 | 4,032.032 | 22.52 | 90,801 |
| ING MAP PLUS NP19 | 27,740.244 | 22.49 | 623,878 |
| ING MAP PLUS NP21 | 17,828.209 | 22.43 | 399,887 |
| ING MAP PLUS NP22 | 9,254.256 | 22.39 | 207,203 |
| ING MAP PLUS NP23 | 836.196 | 22.36 | 18,697 |
| ING MAP PLUS NP24 | 747.419 | 22.33 | 16,690 |
| ING MAP PLUS NP25 | 1,066.294 | 22.30 | 23,778 |
| ING MAP PLUS NP26 | 1,403.542 | 22.27 | 31,257 |
| ING MAP PLUS NP28 | 0.291 | 22.20 | 6 |
| ING MAP PLUS NP30 | 2,826.209 | 22.14 | 62,572 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Developing Markets** | | | |
| **Fund - Class A (continued)** | | | |
| ING MAP PLUS NP32 | 500.539 | $ 22.07 | $ 11,047 |
| Qualified V | 163.969 | 49.15 | 8,059 |
| Qualified VI | 1,259,576.549 | 49.65 | 62,537,976 |
| Qualified XII (0.30) | 23.371 | 52.76 | 1,233 |
| Qualified XII (0.50) | 44,018.953 | 52.09 | 2,292,947 |
| Qualified XII (0.55) | 5,866.692 | 51.92 | 304,599 |
| Qualified XII (0.60) | 18,906.628 | 51.76 | 978,607 |
| Qualified XII (0.65) | 6,158.506 | 51.59 | 317,717 |
| Qualified XII (0.70) | 132,433.977 | 51.43 | 6,811,079 |
| Qualified XII (0.75) | 40,216.857 | 51.26 | 2,061,516 |
| Qualified XII (0.80) | 89,018.829 | 51.10 | 4,548,862 |
| Qualified XII (0.85) | 103,606.628 | 50.94 | 5,277,722 |
| Qualified XII (0.90) | 13,279.684 | 50.77 | 674,210 |
| Qualified XII (0.95) | 57,799.573 | 50.61 | 2,925,236 |
| Qualified XII (1.00) | 441,135.508 | 50.45 | 22,255,286 |
| Qualified XII (1.05) | 27,689.190 | 50.29 | 1,392,489 |
| Qualified XII (1.10) | 20,234.002 | 50.13 | 1,014,331 |
| Qualified XII (1.15) | 53,109.706 | 49.97 | 2,653,892 |
| Qualified XII (1.20) | 5,761.188 | 49.81 | 286,965 |
| Qualified XII (1.25) | 29,258.277 | 49.65 | 1,452,673 |
| Qualified XII (1.30) | 1,797.307 | 49.49 | 88,949 |
| Qualified XII (1.35) | 553.371 | 49.34 | 27,303 |
| Qualified XII (1.40) | 5,989.103 | 49.18 | 294,544 |
| Qualified XII (1.45) | 1,635.168 | 49.02 | 80,156 |
| Qualified XII (1.50) | 614.460 | 48.87 | 30,029 |
| Qualified XV | 2,847.993 | 50.61 | 144,137 |
| Qualified XVI | 24,696.490 | 48.87 | 1,206,917 |
| Qualified XVII | 6,855.450 | 49.65 | 340,373 |
| Qualified XXI | 7,493.651 | 51.10 | 382,926 |
| Qualified XXV | 17,197.677 | 51.23 | 881,037 |
| Qualified XXVI | 8,878.802 | 50.75 | 450,599 |
| Qualified XXVII | 1,173,366.633 | 33.26 | 39,026,174 |
| Qualified XXXVI | 139.620 | 50.50 | 7,051 |
| | 3,743,463.122 | | $ 163,892,395 |
| | | | |
| **Oppenheimer Global Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 6,808.145 | $ 19.08 | $ 129,899 |
| | 6,808.145 | | $ 129,899 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Oppenheimer Main Street Fund® - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP6 | 3,804.299 | $ | 12.85 | $ | 48,885 |
| ING MAP PLUS NP14 | 2,395.129 | | 12.70 | | 30,418 |
| ING MAP PLUS NP15 | 6,180.190 | | 12.68 | | 78,365 |
| ING MAP PLUS NP17 | 406.017 | | 12.65 | | 5,136 |
| ING MAP PLUS NP19 | 545.796 | | 12.61 | | 6,882 |
| ING MAP PLUS NP26 | 395.909 | | 12.48 | | 4,941 |
| ING MAP PLUS NP32 | 5.746 | | 12.37 | | 71 |
| | 13,733.086 | | | $ | 174,698 |
| **Oppenheimer Aggressive Growth Fund/VA** | | | | | |
| Currently payable annuity contracts: | 132.064 | $ | 10.42 | $ | 1,376 |
| | 132.064 | | | $ | 1,376 |
| **Oppenheimer Global Securities/VA** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP23 | 124.843 | $ | 14.87 | $ | 1,856 |
| ING MAP PLUS NP29 | 0.050 | | 14.74 | | 1 |
| Qualified VI | 21,550.193 | | 23.71 | | 510,955 |
| Qualified X (1.25) | 1,642.916 | | 23.71 | | 38,954 |
| Qualified XII (0.45) | 2.478 | | 25.34 | | 63 |
| Qualified XII (0.50) | 96.851 | | 25.31 | | 2,451 |
| Qualified XII (0.60) | 5.485 | | 25.02 | | 137 |
| Qualified XII (0.70) | 3,371.081 | | 24.80 | | 83,603 |
| Qualified XII (0.75) | 110.002 | | 24.70 | | 2,717 |
| Qualified XII (0.80) | 643.490 | | 24.66 | | 15,868 |
| Qualified XII (0.85) | 368.553 | | 24.55 | | 9,048 |
| Qualified XII (0.90) | 120.334 | | 24.44 | | 2,941 |
| Qualified XII (0.95) | 25.810 | | 24.34 | | 628 |
| Qualified XII (1.00) | 2,467.823 | | 24.23 | | 59,795 |
| Qualified XII (1.05) | 18.338 | | 24.13 | | 442 |
| Qualified XII (1.10) | 56.435 | | 24.02 | | 1,356 |
| Qualified XII (1.15) | 336.170 | | 23.92 | | 8,041 |
| Qualified XII (1.25) | 87.175 | | 23.71 | | 2,067 |
| Qualified XII (1.40) | 110.668 | | 23.40 | | 2,590 |
| Qualified XVII | 918.539 | | 23.71 | | 21,779 |
| | 32,057.234 | | | $ | 765,292 |
| **Oppenheimer Main Street Fund®/VA** | | | | | |
| Currently payable annuity contracts: | 12,583.031 | $9.60 to $10.78 | | $ | 122,850 |
| | 12,583.031 | | | $ | 122,850 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 28.133 | $ 13.32 | $ 375 |
| ING Custom Choice 65 | 1,460.450 | 13.56 | 19,804 |
| Qualified VI | 201,229.789 | 13.32 | 2,680,381 |
| Qualified X (1.15) | 3,403.135 | 15.21 | 51,762 |
| Qualified X (1.25) | 17,539.392 | 15.17 | 266,073 |
| Qualified XII (0.30) | 82.928 | 13.53 | 1,122 |
| Qualified XII (0.50) | 1,408.516 | 13.48 | 18,987 |
| Qualified XII (0.55) | 1,951.062 | 13.47 | 26,281 |
| Qualified XII (0.60) | 3,743.366 | 13.46 | 50,386 |
| Qualified XII (0.65) | 3,666.759 | 13.45 | 49,318 |
| Qualified XII (0.70) | 5,910.231 | 13.44 | 79,434 |
| Qualified XII (0.75) | 2,641.647 | 13.43 | 35,477 |
| Qualified XII (0.80) | 6,756.907 | 13.42 | 90,678 |
| Qualified XII (0.85) | 15,401.484 | 13.40 | 206,380 |
| Qualified XII (0.90) | 1,228.100 | 13.39 | 16,444 |
| Qualified XII (0.95) | 6,922.874 | 13.38 | 92,628 |
| Qualified XII (1.00) | 38,101.950 | 13.37 | 509,423 |
| Qualified XII (1.05) | 3,802.429 | 13.36 | 50,800 |
| Qualified XII (1.10) | 3,172.987 | 13.35 | 42,359 |
| Qualified XII (1.15) | 7,787.267 | 13.34 | 103,882 |
| Qualified XII (1.20) | 369.228 | 13.33 | 4,922 |
| Qualified XII (1.25) | 3,535.829 | 13.32 | 47,097 |
| Qualified XII (1.35) | 2,943.991 | 13.29 | 39,126 |
| Qualified XII (1.40) | 245.802 | 13.28 | 3,264 |
| Qualified XII (1.45) | 578.706 | 13.27 | 7,679 |
| Qualified XII (1.50) | 307.314 | 13.26 | 4,075 |
| Qualified XV | 2,871.706 | 13.38 | 38,423 |
| Qualified XVI | 5,862.427 | 13.26 | 77,736 |
| Qualified XVII | 1,715.188 | 13.32 | 22,846 |
| Qualified XVIII | 1,041.974 | 15.26 | 15,901 |
| Qualified XXI | 3,818.541 | 13.42 | 51,245 |
| Qualified XXV | 505.052 | 13.43 | 6,783 |
| Qualified XXVI | 827.724 | 13.39 | 11,083 |
| | 350,862.888 | | $ 4,722,174 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Oppenheimer Strategic Bond Fund/VA** | | | |
| Contracts in accumulation period: | | | |
| Qualified VI | 3,766.685 | $ 15.07 | $ 56,764 |
| Qualified X (1.25) | 308.345 | 15.07 | 4,647 |
| Qualified XII (0.55) | 8.404 | 16.02 | 135 |
| Qualified XII (0.65) | 0.303 | 15.89 | 5 |
| Qualified XII (0.70) | 3,687.977 | 15.82 | 58,344 |
| Qualified XII (0.75) | 20.912 | 15.75 | 329 |
| Qualified XII (0.85) | 234.025 | 15.61 | 3,653 |
| Qualified XII (1.00) | 198.128 | 15.40 | 3,051 |
| Qualified XII (1.05) | 71.907 | 15.34 | 1,103 |
| Qualified XII (1.45) | 24.874 | 14.81 | 368 |
| | 8,321.560 | | $ 128,399 |
| | | | |
| **Pax World Balanced Fund, Inc.** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 2,148.097 | $ 12.86 | $ 27,625 |
| ING Custom Choice 65 | 350.117 | 11.99 | 4,198 |
| ING MAP PLUS NP5 | 10,216.734 | 12.90 | 131,796 |
| ING MAP PLUS NP8 | 11,482.089 | 12.85 | 147,545 |
| ING MAP PLUS NP11 | 5,564.101 | 12.79 | 71,165 |
| ING MAP PLUS NP12 | 12,039.797 | 12.77 | 153,748 |
| ING MAP PLUS NP15 | 14,447.049 | 12.72 | 183,766 |
| ING MAP PLUS NP16 | 8,660.004 | 12.70 | 109,982 |
| ING MAP PLUS NP17 | 249.152 | 12.68 | 3,159 |
| ING MAP PLUS NP18 | 1,188.643 | 12.66 | 15,048 |
| ING MAP PLUS NP19 | 4.737 | 12.64 | 60 |
| ING MAP PLUS NP21 | 7,743.248 | 12.61 | 97,642 |
| ING MAP PLUS NP22 | 21.276 | 12.59 | 268 |
| ING MAP PLUS NP23 | 1,289.941 | 12.57 | 16,215 |
| ING MAP PLUS NP25 | 506.739 | 12.53 | 6,349 |
| ING MAP PLUS NP32 | 260.450 | 12.41 | 3,232 |
| Qualified V | 260.097 | 11.90 | 3,095 |
| Qualified VI | 1,334,311.579 | 12.02 | 16,038,425 |
| Qualified XII (0.30) | 85.856 | 12.77 | 1,096 |
| Qualified XII (0.50) | 17,954.597 | 12.61 | 226,407 |
| Qualified XII (0.55) | 18,193.998 | 12.57 | 228,699 |
| Qualified XII (0.60) | 2,942.049 | 12.53 | 36,864 |
| Qualified XII (0.65) | 611.174 | 12.49 | 7,634 |
| Qualified XII (0.70) | 231,678.155 | 12.45 | 2,884,393 |
| Qualified XII (0.75) | 49,545.606 | 12.41 | 614,861 |
| Qualified XII (0.80) | 75,704.917 | 12.37 | 936,470 |
| Qualified XII (0.85) | 121,693.976 | 12.33 | 1,500,487 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pax World Balanced Fund, Inc. (continued)** | | | |
| Qualified XII (0.90) | 5,839.657 | $ 12.29 | $ 71,769 |
| Qualified XII (0.95) | 27,690.492 | 12.25 | 339,209 |
| Qualified XII (1.00) | 1,100,688.334 | 12.21 | 13,439,405 |
| Qualified XII (1.05) | 94,631.638 | 12.18 | 1,152,613 |
| Qualified XII (1.10) | 11,720.079 | 12.14 | 142,282 |
| Qualified XII (1.15) | 61,839.640 | 12.10 | 748,260 |
| Qualified XII (1.20) | 5,752.515 | 12.06 | 69,375 |
| Qualified XII (1.25) | 41,375.798 | 12.02 | 497,337 |
| Qualified XII (1.30) | 2,856.824 | 11.98 | 34,225 |
| Qualified XII (1.35) | 2,257.054 | 11.94 | 26,949 |
| Qualified XII (1.40) | 9,534.595 | 11.91 | 113,557 |
| Qualified XII (1.45) | 203.040 | 11.87 | 2,410 |
| Qualified XII (1.50) | 63.557 | 11.83 | 752 |
| Qualified XVI | 21,998.933 | 11.83 | 260,247 |
| Qualified XVII | 2,513.971 | 12.02 | 30,218 |
| Qualified XXI | 591.828 | 12.37 | 7,321 |
| Qualified XXV | 253.496 | 12.40 | 3,143 |
| Qualified XXVI | 2,501.293 | 12.29 | 30,741 |
| Qualified XXVII | 790,821.419 | 12.24 | 9,679,654 |
| | 4,112,288.341 | | $ 50,099,696 |
| | | | |
| **PIMCO Real Return Portfolio - Administrative Class** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,536.272 | $ 10.61 | $ 16,300 |
| ING Custom Choice 65 | 24,101.637 | 10.15 | 244,632 |
| Qualified VI | 763,468.140 | 10.83 | 8,268,360 |
| Qualified X (1.15) | 12,782.495 | 10.50 | 134,216 |
| Qualified X (1.25) | 37,102.958 | 10.48 | 388,839 |
| Qualified XII (0.00) | 5.973 | 11.19 | 67 |
| Qualified XII (0.15) | 45,274.202 | 11.15 | 504,807 |
| Qualified XII (0.35) | 73,265.942 | 11.09 | 812,519 |
| Qualified XII (0.40) | 1,461.189 | 11.07 | 16,175 |
| Qualified XII (0.50) | 62,665.861 | 11.04 | 691,831 |
| Qualified XII (0.55) | 2,614.921 | 11.03 | 28,843 |
| Qualified XII (0.60) | 5,071.277 | 11.01 | 55,835 |
| Qualified XII (0.65) | 1,834.042 | 11.00 | 20,174 |
| Qualified XII (0.70) | 116,095.911 | 10.99 | 1,275,894 |
| Qualified XII (0.75) | 27,157.180 | 10.97 | 297,914 |
| Qualified XII (0.80) | 92,702.646 | 10.96 | 1,016,021 |
| Qualified XII (0.85) | 84,571.349 | 10.94 | 925,211 |
| Qualified XII (0.90) | 10,465.080 | 10.93 | 114,383 |
| Qualified XII (0.95) | 64,562.447 | 10.91 | 704,376 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **PIMCO Real Return** | | | |
| **Portfolio - Administrative Class (continued)** | | | |
| Qualified XII (1.00) | 772,131.731 | $ 10.90 | $ 8,416,236 |
| Qualified XII (1.05) | 22,704.574 | 10.88 | 247,026 |
| Qualified XII (1.10) | 16,253.005 | 10.87 | 176,670 |
| Qualified XII (1.15) | 23,309.606 | 10.85 | 252,909 |
| Qualified XII (1.20) | 6,893.226 | 10.84 | 74,723 |
| Qualified XII (1.25) | 30,507.957 | 10.83 | 330,401 |
| Qualified XII (1.30) | 1,489.965 | 10.81 | 16,107 |
| Qualified XII (1.35) | 3,392.574 | 10.80 | 36,640 |
| Qualified XII (1.40) | 6,646.914 | 10.78 | 71,654 |
| Qualified XII (1.45) | 165.073 | 10.77 | 1,778 |
| Qualified XII (1.50) | 3.688 | 10.75 | 40 |
| Qualified XVI | 21,793.539 | 10.75 | 234,281 |
| Qualified XXI | 1,182.573 | 10.96 | 12,961 |
| Qualified XXV | 1,829.477 | 10.99 | 20,106 |
| Qualified XXVI | 2,653.799 | 10.95 | 29,059 |
| Qualified XXXII | 8.096 | 10.48 | 85 |
| | 2,337,705.319 | | $ 25,437,073 |
| **Pioneer Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 2,986.558 | $ 15.26 | $ 45,575 |
| | 2,986.558 | | $ 45,575 |
| **Pioneer High Yield Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 25,988.201 | $ 11.78 | $ 306,141 |
| ING MAP PLUS NP6 | 22,031.593 | 11.77 | 259,312 |
| ING MAP PLUS NP8 | 13,578.584 | 11.73 | 159,277 |
| ING MAP PLUS NP9 | 6,251.892 | 11.72 | 73,272 |
| ING MAP PLUS NP10 | 15,795.891 | 11.70 | 184,812 |
| ING MAP PLUS NP11 | 7,380.927 | 11.68 | 86,209 |
| ING MAP PLUS NP12 | 1,489.118 | 11.66 | 17,363 |
| ING MAP PLUS NP13 | 1,330.933 | 11.65 | 15,505 |
| ING MAP PLUS NP14 | 5,238.392 | 11.63 | 60,922 |
| ING MAP PLUS NP15 | 15,381.757 | 11.61 | 178,582 |
| ING MAP PLUS NP16 | 6.089 | 11.60 | 71 |
| ING MAP PLUS NP17 | 167.400 | 11.58 | 1,938 |
| ING MAP PLUS NP18 | 13,994.272 | 11.56 | 161,774 |
| ING MAP PLUS NP19 | 4,062.716 | 11.55 | 46,924 |
| ING MAP PLUS NP20 | 718.498 | 11.53 | 8,284 |
| ING MAP PLUS NP21 | 15,438.207 | 11.51 | 177,694 |
| ING MAP PLUS NP22 | 723.201 | 11.50 | 8,317 |
| ING MAP PLUS NP23 | 4,672.362 | 11.48 | 53,639 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield Fund - Class A (continued)** | | | |
| ING MAP PLUS NP24 | 3,316.744 | $ 11.46 | $ 38,010 |
| ING MAP PLUS NP25 | 324.479 | 11.45 | 3,715 |
| ING MAP PLUS NP26 | 12.465 | 11.43 | 142 |
| ING MAP PLUS NP27 | 1,211.980 | 11.41 | 13,829 |
| ING MAP PLUS NP28 | 56.167 | 11.40 | 640 |
| ING MAP PLUS NP30 | 832.651 | 11.36 | 9,459 |
| ING MAP PLUS NP31 | 132.897 | 11.35 | 1,508 |
| ING MAP PLUS NP32 | 1,137.209 | 11.33 | 12,885 |
| | 161,274.625 | | $ 1,880,224 |
| | | | |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 197,681.618 | $14.24 to $15.32 | $ 2,995,133 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 671.912 | 14.69 | 9,870 |
| ING Custom Choice 65 | 10,875.229 | 13.06 | 142,030 |
| ING MAP PLUS NP5 | 4,961.540 | 14.62 | 72,538 |
| ING MAP PLUS NP8 | 14,814.034 | 14.55 | 215,544 |
| ING MAP PLUS NP14 | 1,753.046 | 14.43 | 25,296 |
| ING MAP PLUS NP21 | 5,484.296 | 14.28 | 78,316 |
| ING MAP PLUS NP23 | 645.367 | 14.24 | 9,190 |
| ING MAP PLUS NP25 | 1,948.106 | 14.20 | 27,663 |
| ING MAP PLUS NP26 | 218.610 | 14.18 | 3,100 |
| ING MAP PLUS NP30 | 37.235 | 14.10 | 525 |
| ING MAP PLUS NP32 | 23.706 | 14.06 | 333 |
| Qualified VI | 2,548,852.374 | 14.04 | 35,785,887 |
| Qualified VIII | 4,587.545 | 14.03 | 64,363 |
| Qualified X (1.15) | 92,522.538 | 14.12 | 1,306,418 |
| Qualified X (1.25) | 250,032.014 | 14.04 | 3,510,449 |
| Qualified XII (0.35) | 13,570.493 | 14.74 | 200,029 |
| Qualified XII (0.50) | 201,842.793 | 14.62 | 2,950,942 |
| Qualified XII (0.55) | 144,131.914 | 14.58 | 2,101,443 |
| Qualified XII (0.60) | 31,700.860 | 14.54 | 460,931 |
| Qualified XII (0.65) | 86,448.989 | 14.50 | 1,253,510 |
| Qualified XII (0.70) | 167,031.142 | 14.47 | 2,416,941 |
| Qualified XII (0.75) | 79,539.842 | 14.43 | 1,147,760 |
| Qualified XII (0.80) | 1,112,500.071 | 14.39 | 16,008,876 |
| Qualified XII (0.85) | 146,776.808 | 14.35 | 2,106,247 |
| Qualified XII (0.90) | 23,032.517 | 14.31 | 329,595 |
| Qualified XII (0.95) | 172,171.338 | 14.27 | 2,456,885 |
| Qualified XII (1.00) | 1,177,573.266 | 14.23 | 16,756,868 |
| Qualified XII (1.05) | 88,222.712 | 14.19 | 1,251,880 |
| Qualified XII (1.10) | 28,728.286 | 14.15 | 406,505 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Equity Income VCT Portfolio - Class I (continued)** | | | |
| Qualified XII (1.15) | 133,239.550 | $ 14.12 | $ 1,881,342 |
| Qualified XII (1.20) | 14,113.454 | 14.08 | 198,717 |
| Qualified XII (1.25) | 56,134.561 | 14.04 | 788,129 |
| Qualified XII (1.30) | 3,119.399 | 14.00 | 43,672 |
| Qualified XII (1.35) | 2,404.511 | 13.96 | 33,567 |
| Qualified XII (1.40) | 11,084.345 | 13.92 | 154,294 |
| Qualified XII (1.45) | 3,160.654 | 13.89 | 43,901 |
| Qualified XII (1.50) | 221.292 | 13.85 | 3,065 |
| Qualified XV | 1,845.285 | 14.27 | 26,332 |
| Qualified XVI | 40,055.560 | 13.85 | 554,770 |
| Qualified XVII | 16,326.566 | 14.04 | 229,225 |
| Qualified XVIII | 15,776.233 | 14.04 | 221,498 |
| Qualified XXI | 28,912.752 | 14.39 | 416,055 |
| Qualified XXV | 32,547.473 | 14.43 | 469,660 |
| Qualified XXVI | 17,748.721 | 14.31 | 253,984 |
| Qualified XXVII | 1,068,757.295 | 17.75 | 18,970,442 |
| Qualified XXXII | 4,199.864 | 15.05 | 63,208 |
| Qualified XXXIII (0.65) | 58,067.027 | 14.94 | 867,521 |
| | 8,116,094.743 | | $ 119,314,449 |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
## Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Fund VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 14,346.282 | $ 13.90 | $ 199,413 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 571.744 | 12.81 | 7,324 |
| ING MAP PLUS NP8 | 20,965.478 | 13.38 | 280,518 |
| ING MAP PLUS NP12 | 8,883.726 | 13.30 | 118,154 |
| ING MAP PLUS NP14 | 2,572.459 | 13.26 | 34,111 |
| ING MAP PLUS NP15 | 4,477.438 | 13.24 | 59,281 |
| ING MAP PLUS NP17 | 938.124 | 13.20 | 12,383 |
| ING MAP PLUS NP18 | 1,719.545 | 13.19 | 22,681 |
| ING MAP PLUS NP23 | 131.471 | 13.09 | 1,721 |
| ING MAP PLUS NP28 | 802.359 | 13.00 | 10,431 |
| Qualified VI | 174,786.294 | 12.22 | 2,135,889 |
| Qualified X (1.15) | 21,948.332 | 12.28 | 269,526 |
| Qualified X (1.25) | 35,640.993 | 12.22 | 435,533 |
| Qualified XII (0.15) | 125,187.608 | 12.97 | 1,623,683 |
| Qualified XII (0.35) | 24,759.390 | 12.83 | 317,663 |
| Qualified XII (0.50) | 33,490.111 | 12.73 | 426,329 |
| Qualified XII (0.55) | 3,633.292 | 12.69 | 46,106 |
| Qualified XII (0.60) | 1,612.777 | 12.66 | 20,418 |
| Qualified XII (0.65) | 69,475.021 | 12.62 | 876,775 |
| Qualified XII (0.70) | 28,641.564 | 12.59 | 360,597 |
| Qualified XII (0.75) | 3,733.590 | 12.55 | 46,857 |
| Qualified XII (0.80) | 37,429.600 | 12.52 | 468,619 |
| Qualified XII (0.85) | 19,998.367 | 12.49 | 249,780 |
| Qualified XII (0.90) | 1,953.555 | 12.45 | 24,322 |
| Qualified XII (0.95) | 39,354.024 | 12.42 | 488,777 |
| Qualified XII (1.00) | 46,775.603 | 12.38 | 579,082 |
| Qualified XII (1.05) | 10,780.840 | 12.35 | 133,143 |
| Qualified XII (1.10) | 3,945.220 | 12.32 | 48,605 |
| Qualified XII (1.15) | 13,979.974 | 12.28 | 171,674 |
| Qualified XII (1.20) | 2,214.702 | 12.25 | 27,130 |
| Qualified XII (1.25) | 6,210.488 | 12.22 | 75,892 |
| Qualified XII (1.30) | 13.886 | 12.18 | 169 |
| Qualified XII (1.35) | 55.395 | 12.15 | 673 |
| Qualified XII (1.40) | 1,077.407 | 12.12 | 13,058 |
| Qualified XII (1.45) | 215.998 | 12.08 | 2,609 |
| Qualified XV | 12.839 | 12.42 | 159 |
| Qualified XVI | 3,550.609 | 12.05 | 42,785 |
| Qualified XVII | 1,856.213 | 12.22 | 22,683 |
| Qualified XVIII | 1,214.498 | 12.22 | 14,841 |
| Qualified XXI | 1,018.105 | 12.52 | 12,747 |
| Qualified XXV | 1,522.394 | 12.55 | 19,106 |
| Qualified XXVI | 926.560 | 12.45 | 11,536 |
| | 772,423.875 | | $ 9,712,783 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 65 | 4,061.732 | $ 11.36 | $ 46,141 |
| Qualified V | 130.046 | 11.43 | 1,486 |
| Qualified VI | 299,696.413 | 11.48 | 3,440,515 |
| Qualified X (1.15) | 14,528.514 | 11.57 | 168,095 |
| Qualified X (1.25) | 30,232.471 | 11.54 | 348,883 |
| Qualified XII (0.40) | 128.740 | 11.75 | 1,513 |
| Qualified XII (0.50) | 34,940.646 | 11.72 | 409,504 |
| Qualified XII (0.55) | 1,954.072 | 11.70 | 22,863 |
| Qualified XII (0.60) | 31,076.188 | 11.68 | 362,970 |
| Qualified XII (0.65) | 613.416 | 11.67 | 7,159 |
| Qualified XII (0.70) | 22,875.020 | 11.65 | 266,494 |
| Qualified XII (0.75) | 4,436.815 | 11.64 | 51,645 |
| Qualified XII (0.80) | 22,461.471 | 11.62 | 261,002 |
| Qualified XII (0.85) | 26,195.588 | 11.61 | 304,131 |
| Qualified XII (0.90) | 4,874.378 | 11.59 | 56,494 |
| Qualified XII (0.95) | 22,004.844 | 11.58 | 254,816 |
| Qualified XII (1.00) | 468,954.022 | 11.56 | 5,421,108 |
| Qualified XII (1.05) | 14,702.975 | 11.54 | 169,672 |
| Qualified XII (1.10) | 3,706.944 | 11.53 | 42,741 |
| Qualified XII (1.15) | 18,322.574 | 11.51 | 210,893 |
| Qualified XII (1.20) | 1,078.162 | 11.50 | 12,399 |
| Qualified XII (1.25) | 15,110.428 | 11.48 | 173,468 |
| Qualified XII (1.30) | 61.115 | 11.47 | 701 |
| Qualified XII (1.35) | 219.139 | 11.45 | 2,509 |
| Qualified XII (1.40) | 3,343.626 | 11.44 | 38,251 |
| Qualified XII (1.45) | 777.106 | 11.42 | 8,875 |
| Qualified XII (1.50) | 1,094.080 | 11.41 | 12,483 |
| Qualified XV | 116.016 | 11.58 | 1,343 |
| Qualified XVI | 13,396.483 | 11.41 | 152,854 |
| Qualified XVIII | 1,794.071 | 11.61 | 20,829 |
| Qualified XXI | 1,366.817 | 11.62 | 15,882 |
| Qualified XXVI | 686.639 | 11.62 | 7,979 |
| Qualified XXXII | 209.514 | 11.54 | 2,418 |
| | 1,065,150.065 | | $ 12,298,116 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Pioneer Mid Cap Value VCT Portfolio - Class I** | | | |
| Currently payable annuity contracts: | 75,590.124 | $ 14.80 | $ 1,118,734 |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 166.010 | 14.25 | 2,366 |
| ING Custom Choice 65 | 1,688.408 | 12.36 | 20,869 |
| ING MAP PLUS NP5 | 5,903.993 | 14.16 | 83,601 |
| ING MAP PLUS NP6 | 1,067.081 | 14.14 | 15,089 |
| ING MAP PLUS NP11 | 10,225.708 | 14.03 | 143,467 |
| ING MAP PLUS NP12 | 3,804.842 | 14.01 | 53,306 |
| ING MAP PLUS NP13 | 5,525.959 | 13.99 | 77,308 |
| ING MAP PLUS NP14 | 2,873.281 | 13.97 | 40,140 |
| ING MAP PLUS NP15 | 6,600.075 | 13.95 | 92,071 |
| ING MAP PLUS NP18 | 301.163 | 13.89 | 4,183 |
| ING MAP PLUS NP22 | 955.500 | 13.81 | 13,195 |
| ING MAP PLUS NP23 | 135.438 | 13.79 | 1,868 |
| ING MAP PLUS NP25 | 228.759 | 13.75 | 3,145 |
| ING MAP PLUS NP26 | 144.892 | 13.73 | 1,989 |
| ING MAP PLUS NP27 | 147.516 | 13.71 | 2,022 |
| ING MAP PLUS NP28 | 807.148 | 13.69 | 11,050 |
| ING MAP PLUS NP29 | 37.450 | 13.67 | 512 |
| ING MAP PLUS NP30 | 81.176 | 13.65 | 1,108 |
| Qualified V | 189.474 | 16.80 | 3,183 |
| Qualified VI | 1,524,422.063 | 16.94 | 25,823,710 |
| Qualified VIII | 951.580 | 16.94 | 16,120 |
| Qualified X (1.15) | 63,235.272 | 17.04 | 1,077,529 |
| Qualified X (1.25) | 130,211.989 | 16.94 | 2,205,791 |
| Qualified XII (0.15) | 12,911.884 | 17.99 | 232,285 |
| Qualified XII (0.35) | 14,949.690 | 17.80 | 266,104 |
| Qualified XII (0.40) | 10,979.406 | 17.75 | 194,884 |
| Qualified XII (0.50) | 51,514.397 | 17.65 | 909,229 |
| Qualified XII (0.55) | 33,708.734 | 17.60 | 593,274 |
| Qualified XII (0.60) | 35,529.568 | 17.55 | 623,544 |
| Qualified XII (0.65) | 122,145.714 | 17.51 | 2,138,771 |
| Qualified XII (0.70) | 67,738.033 | 17.46 | 1,182,706 |
| Qualified XII (0.75) | 42,729.192 | 17.41 | 743,915 |
| Qualified XII (0.80) | 747,923.697 | 17.36 | 12,983,955 |
| Qualified XII (0.85) | 118,874.779 | 17.32 | 2,058,911 |
| Qualified XII (0.90) | 13,003.690 | 17.27 | 224,574 |
| Qualified XII (0.95) | 69,003.646 | 17.22 | 1,188,243 |
| Qualified XII (1.00) | 802,447.020 | 17.18 | 13,786,040 |
| Qualified XII (1.05) | 40,197.823 | 17.13 | 688,589 |
| Qualified XII (1.10) | 22,158.872 | 17.08 | 378,474 |
| Qualified XII (1.15) | 30,475.640 | 17.04 | 519,305 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Pioneer Mid Cap Value VCT Portfolio - Class I (continued)** | | | | | |
| Qualified XII (1.20) | 12,366.660 | $ | 16.99 | $ | 210,110 |
| Qualified XII (1.25) | 46,315.907 | | 16.94 | | 784,591 |
| Qualified XII (1.30) | 1,322.942 | | 16.90 | | 22,358 |
| Qualified XII (1.35) | 1,819.101 | | 16.85 | | 30,652 |
| Qualified XII (1.40) | 15,265.935 | | 16.81 | | 256,620 |
| Qualified XII (1.45) | 9,328.650 | | 16.76 | | 156,348 |
| Qualified XII (1.50) | 6.774 | | 16.71 | | 113 |
| Qualified XV | 4,716.737 | | 17.22 | | 81,222 |
| Qualified XVI | 56,544.225 | | 16.71 | | 944,854 |
| Qualified XVII | 2,489.433 | | 16.94 | | 42,171 |
| Qualified XVIII | 2,697.590 | | 16.94 | | 45,697 |
| Qualified XXI | 14,004.213 | | 17.36 | | 243,113 |
| Qualified XXV | 12,645.287 | | 17.41 | | 220,154 |
| Qualified XXVI | 28,072.373 | | 17.27 | | 484,810 |
| Qualified XXVII | 407,217.336 | | 19.37 | | 7,887,800 |
| Qualified XXXII | 6,103.421 | | 14.67 | | 89,537 |
| Qualified XXXIII (0.65) | 16,061.303 | | 17.81 | | 286,052 |
| | 4,708,564.573 | | | $ | 81,311,361 |
| | | | | | |
| **T. Rowe Price Mid-Cap Value Fund - R Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 6,793.785 | $ | 14.85 | $ | 100,888 |
| ING MAP PLUS NP11 | 7,996.380 | | 14.79 | | 118,266 |
| ING MAP PLUS NP12 | 259.132 | | 14.77 | | 3,827 |
| ING MAP PLUS NP14 | 16,917.839 | | 14.72 | | 249,031 |
| ING MAP PLUS NP15 | 1,706.550 | | 14.70 | | 25,086 |
| ING MAP PLUS NP18 | 10,314.357 | | 14.64 | | 151,002 |
| ING MAP PLUS NP19 | 7,212.491 | | 14.62 | | 105,447 |
| ING MAP PLUS NP26 | 1,026.896 | | 14.47 | | 14,859 |
| ING MAP PLUS NP27 | 16,477.770 | | 14.45 | | 238,104 |
| ING MAP PLUS NP32 | 234.661 | | 14.34 | | 3,365 |
| | 68,939.861 | | | $ | 1,009,875 |
| | | | | | |
| **T. Rowe Price Value Fund - Advisor Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Qualified XII (1.00) | 2,645.661 | $ | 11.45 | $ | 30,293 |
| | 2,645.661 | | | $ | 30,293 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **Templeton Foreign Fund - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP8 | 6,410.892 | $ | 15.06 | $ | 96,548 |
| ING MAP PLUS NP11 | 13,973.190 | | 14.99 | | 209,458 |
| ING MAP PLUS NP12 | 8,309.714 | | 14.97 | | 124,396 |
| ING MAP PLUS NP13 | 966.367 | | 14.95 | | 14,447 |
| ING MAP PLUS NP18 | 12,236.910 | | 14.84 | | 181,596 |
| ING MAP PLUS NP20 | 1,578.618 | | 14.80 | | 23,364 |
| ING MAP PLUS NP22 | 1,216.190 | | 14.76 | | 17,951 |
| ING MAP PLUS NP24 | 3,827.441 | | 14.71 | | 56,302 |
| ING MAP PLUS NP26 | 621.024 | | 14.67 | | 9,110 |
| ING MAP PLUS NP28 | 8,059.193 | | 14.63 | | 117,906 |
| ING MAP PLUS NP29 | 10.884 | | 14.61 | | 159 |
| ING MAP PLUS NP30 | 19.875 | | 14.59 | | 290 |
| ING MAP PLUS NP32 | 1,697.159 | | 14.54 | | 24,677 |
| | 58,927.457 | | | $ | 876,204 |
| **Templeton Growth Fund, Inc. - Class A** | | | | | |
| Contracts in accumulation period: | | | | | |
| ING MAP PLUS NP14 | 418.742 | $ | 14.66 | $ | 6,139 |
| ING MAP PLUS NP15 | 1,384.796 | | 14.64 | | 20,273 |
| ING MAP PLUS NP17 | 2,868.062 | | 14.60 | | 41,874 |
| ING MAP PLUS NP18 | 4,529.799 | | 14.58 | | 66,044 |
| ING MAP PLUS NP19 | 2,025.589 | | 14.56 | | 29,493 |
| ING MAP PLUS NP20 | 28,088.664 | | 14.53 | | 408,128 |
| ING MAP PLUS NP21 | 2,595.162 | | 14.51 | | 37,656 |
| ING MAP PLUS NP22 | 2,979.871 | | 14.49 | | 43,178 |
| ING MAP PLUS NP24 | 1,272.032 | | 14.45 | | 18,381 |
| ING MAP PLUS NP26 | 1,252.153 | | 14.41 | | 18,044 |
| ING MAP PLUS NP28 | 36.793 | | 14.37 | | 529 |
| ING MAP PLUS NP31 | 77.312 | | 14.30 | | 1,106 |
| Qualified XII (1.00) | 216.506 | | 11.63 | | 2,518 |
| | 47,745.481 | | | $ | 693,363 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Templeton Global Bond Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 820.206 | $ 12.65 | $ 10,376 |
| ING Custom Choice 65 | 1,855.314 | 11.13 | 20,650 |
| Qualified V | 18,329.790 | 12.40 | 227,289 |
| Qualified VI | 1,078,606.701 | 12.45 | 13,428,653 |
| Qualified XII (0.00) | 5.178 | 19.67 | 102 |
| Qualified XII (0.50) | 70,439.404 | 19.14 | 1,348,210 |
| Qualified XII (0.55) | 2,145.320 | 19.09 | 40,954 |
| Qualified XII (0.60) | 13,417.795 | 19.04 | 255,475 |
| Qualified XII (0.65) | 1,620.476 | 18.99 | 30,773 |
| Qualified XII (0.70) | 66,512.068 | 18.93 | 1,259,073 |
| Qualified XII (0.75) | 13,061.091 | 18.88 | 246,593 |
| Qualified XII (0.80) | 62,115.243 | 18.83 | 1,169,630 |
| Qualified XII (0.85) | 67,124.123 | 12.58 | 844,421 |
| Qualified XII (0.90) | 10,989.014 | 18.73 | 205,824 |
| Qualified XII (0.95) | 74,255.333 | 12.55 | 931,904 |
| Qualified XII (1.00) | 853,274.298 | 12.53 | 10,691,527 |
| Qualified XII (1.05) | 41,604.538 | 12.52 | 520,889 |
| Qualified XII (1.10) | 16,265.188 | 12.50 | 203,315 |
| Qualified XII (1.15) | 53,829.341 | 12.48 | 671,790 |
| Qualified XII (1.20) | 6,150.226 | 12.47 | 76,693 |
| Qualified XII (1.25) | 27,114.721 | 12.45 | 337,578 |
| Qualified XII (1.30) | 916.848 | 12.43 | 11,396 |
| Qualified XII (1.35) | 212.695 | 12.42 | 2,642 |
| Qualified XII (1.40) | 3,803.142 | 12.40 | 47,159 |
| Qualified XII (1.45) | 676.490 | 12.38 | 8,375 |
| Qualified XII (1.50) | 570.398 | 12.37 | 7,056 |
| Qualified XV | 13.245 | 12.55 | 166 |
| Qualified XVI | 23,581.817 | 12.37 | 291,707 |
| Qualified XVII | 1,513.069 | 12.53 | 18,959 |
| Qualified XXI | 2,659.584 | 12.60 | 33,511 |
| Qualified XXV | 3,999.338 | 12.63 | 50,512 |
| Qualified XXVI | 4,986.949 | 12.60 | 62,836 |
| | 2,522,468.943 | | $ 33,056,038 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 17,487.095 | $ 13.63 | $ 238,349 |
| ING MAP PLUS NP6 | 27,273.323 | 13.61 | 371,190 |
| ING MAP PLUS NP7 | 1,926.120 | 13.59 | 26,176 |
| ING MAP PLUS NP8 | 34,998.110 | 13.58 | 475,274 |
| ING MAP PLUS NP9 | 13,627.530 | 13.56 | 184,789 |
| ING MAP PLUS NP11 | 47,230.922 | 13.52 | 638,562 |
| ING MAP PLUS NP12 | 27,333.767 | 13.50 | 369,006 |
| ING MAP PLUS NP13 | 14,880.125 | 13.48 | 200,584 |
| ING MAP PLUS NP14 | 89,547.635 | 13.46 | 1,205,311 |
| ING MAP PLUS NP15 | 42,715.966 | 13.44 | 574,103 |
| ING MAP PLUS NP17 | 15,143.849 | 13.40 | 202,928 |
| ING MAP PLUS NP18 | 53,059.845 | 13.38 | 709,941 |
| ING MAP PLUS NP19 | 15,725.507 | 13.36 | 210,093 |
| ING MAP PLUS NP20 | 45,614.491 | 13.34 | 608,497 |
| ING MAP PLUS NP21 | 39,886.983 | 13.32 | 531,295 |
| ING MAP PLUS NP22 | 9,185.854 | 13.30 | 122,172 |
| ING MAP PLUS NP23 | 9,181.532 | 13.28 | 121,931 |
| ING MAP PLUS NP24 | 6,643.646 | 13.26 | 88,095 |
| ING MAP PLUS NP25 | 234.290 | 13.24 | 3,102 |
| ING MAP PLUS NP26 | 7,788.476 | 13.23 | 103,042 |
| ING MAP PLUS NP27 | 15,578.985 | 13.21 | 205,798 |
| ING MAP PLUS NP28 | 25,195.569 | 13.19 | 332,330 |
| ING MAP PLUS NP29 | 8,191.208 | 13.17 | 107,878 |
| ING MAP PLUS NP30 | 5,405.468 | 13.15 | 71,082 |
| ING MAP PLUS NP31 | 127.471 | 13.13 | 1,674 |
| ING MAP PLUS NP32 | 1,792.002 | 13.11 | 23,493 |
| Qualified XII (1.00) | 8,115.963 | 10.67 | 86,597 |
| | 583,891.732 | | $ 7,813,292 |
| **The Growth Fund of America® - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 5,970.538 | $ 13.73 | $ 81,975 |
| ING Custom Choice 65 | 1,323.097 | 13.15 | 17,399 |
| Qualified V | 4,579.494 | 13.31 | 60,953 |
| Qualified VI | 4,627,282.251 | 13.37 | 61,866,764 |
| Qualified XII (0.30) | 231.417 | 13.71 | 3,173 |
| Qualified XII (0.35) | 409.343 | 13.69 | 5,604 |
| Qualified XII (0.40) | 12,388.344 | 13.67 | 169,349 |
| Qualified XII (0.50) | 759,533.194 | 13.64 | 10,360,033 |
| Qualified XII (0.55) | 54,735.716 | 13.62 | 745,500 |
| Qualified XII (0.60) | 122,429.563 | 13.60 | 1,665,042 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Growth Fund of America® - Class R-4 (continued)** | | | |
| Qualified XII (0.65) | 25,590.767 | $ 13.58 | $ 347,523 |
| Qualified XII (0.70) | 333,927.859 | 13.56 | 4,528,062 |
| Qualified XII (0.75) | 242,445.634 | 13.54 | 3,282,714 |
| Qualified XII (0.80) | 2,852,010.684 | 13.53 | 38,587,705 |
| Qualified XII (0.85) | 426,366.438 | 13.51 | 5,760,211 |
| Qualified XII (0.90) | 56,290.776 | 13.49 | 759,363 |
| Qualified XII (0.95) | 180,282.198 | 13.47 | 2,428,401 |
| Qualified XII (1.00) | 3,009,516.291 | 13.45 | 40,477,994 |
| Qualified XII (1.05) | 244,820.271 | 13.44 | 3,290,384 |
| Qualified XII (1.10) | 87,290.212 | 13.42 | 1,171,435 |
| Qualified XII (1.15) | 154,499.271 | 13.40 | 2,070,290 |
| Qualified XII (1.20) | 20,425.903 | 13.38 | 273,299 |
| Qualified XII (1.25) | 158,071.001 | 13.37 | 2,113,409 |
| Qualified XII (1.30) | 3,476.643 | 13.35 | 46,413 |
| Qualified XII (1.35) | 2,677.748 | 13.33 | 35,694 |
| Qualified XII (1.40) | 19,537.883 | 13.31 | 260,049 |
| Qualified XII (1.45) | 7,390.403 | 13.29 | 98,218 |
| Qualified XII (1.50) | 1,172.092 | 13.28 | 15,565 |
| Qualified XV | 10,085.498 | 13.47 | 135,852 |
| Qualified XVI | 77,637.120 | 13.28 | 1,031,021 |
| Qualified XVII | 25,787.467 | 13.45 | 346,841 |
| Qualified XXI | 9,312.926 | 13.53 | 126,004 |
| Qualified XXV | 21,420.895 | 13.56 | 290,467 |
| Qualified XXVI | 6,933.548 | 13.52 | 93,742 |
| Qualified XXVII | 1,088,938.860 | 12.90 | 14,047,311 |
| Qualified XXXVI | 58.236 | 13.62 | 793 |
| | 14,654,849.581 | | $ 196,594,552 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **The Income Fund of America® - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 4,936.855 | $ 13.65 | $ 67,388 |
| ING MAP PLUS NP6 | 2,000.340 | 13.63 | 27,265 |
| ING MAP PLUS NP7 | 938.417 | 13.61 | 12,772 |
| ING MAP PLUS NP8 | 2,145.389 | 13.59 | 29,156 |
| ING MAP PLUS NP10 | 6,223.922 | 13.55 | 84,334 |
| ING MAP PLUS NP12 | 16,742.326 | 13.51 | 226,189 |
| ING MAP PLUS NP13 | 763.457 | 13.49 | 10,299 |
| ING MAP PLUS NP15 | 9,492.726 | 13.45 | 127,677 |
| ING MAP PLUS NP17 | 7,481.075 | 13.41 | 100,321 |
| ING MAP PLUS NP19 | 2,587.881 | 13.37 | 34,600 |
| ING MAP PLUS NP20 | 6,486.354 | 13.35 | 86,593 |
| ING MAP PLUS NP22 | 95.839 | 13.31 | 1,276 |
| ING MAP PLUS NP23 | 34.050 | 13.29 | 453 |
| ING MAP PLUS NP25 | 1,528.315 | 13.26 | 20,265 |
| ING MAP PLUS NP26 | 2,204.622 | 13.24 | 29,189 |
| ING MAP PLUS NP27 | 4,867.736 | 13.22 | 64,351 |
| ING MAP PLUS NP28 | 5,132.489 | 13.20 | 67,749 |
| ING MAP PLUS NP30 | 3,153.229 | 13.16 | 41,496 |
| ING MAP PLUS NP32 | 61.738 | 13.12 | 810 |
| | 76,876.760 | | $ 1,032,183 |
| | | | |
| **UBS U.S. Small Cap Growth Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 7,693.222 | $ 12.16 | $ 93,550 |
| ING MAP PLUS NP15 | 7,681.703 | 12.09 | 92,872 |
| ING MAP PLUS NP17 | 363.122 | 12.06 | 4,379 |
| ING MAP PLUS NP24 | 5,693.239 | 11.94 | 67,977 |
| ING MAP PLUS NP26 | 475.675 | 11.90 | 5,661 |
| ING MAP PLUS NP27 | 12.492 | 11.88 | 148 |
| | 21,919.453 | | $ 264,587 |
| **Diversified Value Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 6,630.163 | $ 14.49 | $ 96,071 |
| ING MAP PLUS NP29 | 269.925 | 14.09 | 3,803 |
| | 6,900.088 | | $ 99,874 |
| **Equity Income Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP11 | 15,938.687 | $ 13.81 | $ 220,113 |
| ING MAP PLUS NP24 | 576.584 | 13.57 | 7,824 |
| ING MAP PLUS NP29 | 498.504 | 13.48 | 6,720 |
| | 17,013.775 | | $ 234,657 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Small Company Growth Portfolio** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP8 | 119.499 | $ 12.86 | $ 1,537 |
| ING MAP PLUS NP29 | 1,322.739 | 12.51 | 16,547 |
| | 1,442.238 | | $ 18,084 |
| | | | |
| **Wanger Select** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 809.389 | $ 15.18 | $ 12,287 |
| ING Custom Choice 65 | 2,622.975 | 14.45 | 37,902 |
| Qualified VI | 625,494.995 | 14.72 | 9,207,286 |
| Qualified X (1.15) | 6,209.409 | 15.32 | 95,128 |
| Qualified X (1.25) | 37,415.103 | 15.28 | 571,703 |
| Qualified XII (0.15) | 106,285.622 | 15.15 | 1,610,227 |
| Qualified XII (0.35) | 43,101.600 | 15.07 | 649,541 |
| Qualified XII (0.50) | 102,387.264 | 15.01 | 1,536,833 |
| Qualified XII (0.55) | 1,620.213 | 14.99 | 24,287 |
| Qualified XII (0.60) | 12,645.575 | 14.97 | 189,304 |
| Qualified XII (0.65) | 46,023.858 | 14.95 | 688,057 |
| Qualified XII (0.70) | 39,537.411 | 14.93 | 590,294 |
| Qualified XII (0.75) | 13,489.596 | 14.91 | 201,130 |
| Qualified XII (0.80) | 71,537.567 | 14.89 | 1,065,194 |
| Qualified XII (0.85) | 54,743.833 | 14.87 | 814,041 |
| Qualified XII (0.90) | 3,261.352 | 14.85 | 48,431 |
| Qualified XII (0.95) | 29,181.976 | 14.83 | 432,769 |
| Qualified XII (1.00) | 429,155.338 | 14.81 | 6,355,791 |
| Qualified XII (1.05) | 31,001.653 | 14.79 | 458,514 |
| Qualified XII (1.10) | 8,699.580 | 14.77 | 128,493 |
| Qualified XII (1.15) | 36,889.556 | 14.76 | 544,490 |
| Qualified XII (1.20) | 4,581.623 | 14.74 | 67,533 |
| Qualified XII (1.25) | 17,560.959 | 14.72 | 258,497 |
| Qualified XII (1.30) | 103.767 | 14.70 | 1,525 |
| Qualified XII (1.35) | 29.452 | 14.68 | 432 |
| Qualified XII (1.40) | 1,562.836 | 14.66 | 22,911 |
| Qualified XII (1.45) | 51.343 | 14.64 | 752 |
| Qualified XII (1.50) | 717.046 | 14.62 | 10,483 |
| Qualified XV | 1,765.791 | 14.83 | 26,187 |
| Qualified XVI | 10,083.778 | 14.62 | 147,425 |
| Qualified XVII | 2,557.534 | 14.81 | 37,877 |
| Qualified XVIII | 122.849 | 15.37 | 1,888 |
| Qualified XXI | 4,148.443 | 14.89 | 61,770 |
| Qualified XXV | 4,091.558 | 14.93 | 61,087 |
| Qualified XXVI | 4,079.680 | 14.89 | 60,746 |
| Qualified XXXII | 2,122.693 | 15.28 | 32,435 |
| | 1,755,693.217 | | $ 26,053,250 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,762.155 | $ 13.78 | $ 24,282 |
| ING Custom Choice 65 | 1,124.106 | 12.52 | 14,074 |
| Qualified VI | 489,041.786 | 13.55 | 6,626,516 |
| Qualified X (1.15) | 3,776.398 | 14.22 | 53,700 |
| Qualified X (1.25) | 22,573.189 | 14.19 | 320,314 |
| Qualified XII (0.15) | 4,630.420 | 13.95 | 64,594 |
| Qualified XII (0.35) | 30,654.371 | 13.88 | 425,483 |
| Qualified XII (0.50) | 68,572.426 | 13.82 | 947,671 |
| Qualified XII (0.55) | 14,278.398 | 13.80 | 197,042 |
| Qualified XII (0.60) | 12,085.443 | 13.78 | 166,537 |
| Qualified XII (0.65) | 790.252 | 13.77 | 10,882 |
| Qualified XII (0.70) | 59,963.114 | 13.75 | 824,493 |
| Qualified XII (0.75) | 21,032.829 | 13.73 | 288,781 |
| Qualified XII (0.80) | 18,611.962 | 13.71 | 255,170 |
| Qualified XII (0.85) | 52,586.857 | 13.69 | 719,914 |
| Qualified XII (0.90) | 3,181.203 | 13.67 | 43,487 |
| Qualified XII (0.95) | 18,943.017 | 13.66 | 258,762 |
| Qualified XII (1.00) | 322,348.279 | 13.64 | 4,396,831 |
| Qualified XII (1.05) | 8,690.910 | 13.62 | 118,370 |
| Qualified XII (1.10) | 14,363.434 | 13.60 | 195,343 |
| Qualified XII (1.15) | 15,593.415 | 13.58 | 211,759 |
| Qualified XII (1.20) | 5,996.721 | 13.56 | 81,316 |
| Qualified XII (1.25) | 16,265.736 | 13.55 | 220,401 |
| Qualified XII (1.30) | 393.424 | 13.53 | 5,323 |
| Qualified XII (1.35) | 300.420 | 13.51 | 4,059 |
| Qualified XII (1.40) | 5,426.100 | 13.49 | 73,198 |
| Qualified XII (1.45) | 3,259.412 | 13.47 | 43,904 |
| Qualified XII (1.50) | 324.235 | 13.46 | 4,364 |
| Qualified XV | 1,396.326 | 13.66 | 19,074 |
| Qualified XVI | 14,851.152 | 13.46 | 199,897 |
| Qualified XVII | 72.877 | 13.64 | 994 |
| Qualified XVIII | 63.438 | 14.27 | 905 |
| Qualified XXI | 2,743.214 | 13.71 | 37,609 |
| Qualified XXV | 9,566.370 | 13.75 | 131,538 |
| Qualified XXVI | 7,657.805 | 13.71 | 104,989 |
| Qualified XXXII | 1,397.436 | 14.19 | 19,830 |
| Qualified XXXVI | 12.879 | 13.80 | 178 |
| | 1,254,331.509 | | $ 17,111,584 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund<sup>SM</sup>, Inc. - Class R-3** | | | |
| Contracts in accumulation period: | | | |
| ING MAP PLUS NP5 | 13,910.461 | $ 13.02 | $ 181,114 |
| ING MAP PLUS NP6 | 11,846.721 | 13.00 | 154,007 |
| ING MAP PLUS NP7 | 1,281.647 | 12.99 | 16,649 |
| ING MAP PLUS NP8 | 4,395.510 | 12.97 | 57,010 |
| ING MAP PLUS NP9 | 2,028.967 | 12.95 | 26,275 |
| ING MAP PLUS NP11 | 25,929.555 | 12.91 | 334,751 |
| ING MAP PLUS NP12 | 18,101.474 | 12.89 | 233,328 |
| ING MAP PLUS NP13 | 10,988.225 | 12.87 | 141,418 |
| ING MAP PLUS NP14 | 72,169.782 | 12.85 | 927,382 |
| ING MAP PLUS NP15 | 17,709.365 | 12.84 | 227,388 |
| ING MAP PLUS NP17 | 8,439.516 | 12.80 | 108,026 |
| ING MAP PLUS NP18 | 8,016.439 | 12.78 | 102,450 |
| ING MAP PLUS NP19 | 9,015.174 | 12.76 | 115,034 |
| ING MAP PLUS NP20 | 28,386.750 | 12.74 | 361,647 |
| ING MAP PLUS NP21 | 15,844.499 | 12.72 | 201,542 |
| ING MAP PLUS NP22 | 1,697.731 | 12.71 | 21,578 |
| ING MAP PLUS NP23 | 1,883.871 | 12.69 | 23,906 |
| ING MAP PLUS NP24 | 6,544.289 | 12.67 | 82,916 |
| ING MAP PLUS NP26 | 1,253.599 | 12.63 | 15,833 |
| ING MAP PLUS NP27 | 25,205.354 | 12.61 | 317,840 |
| ING MAP PLUS NP28 | 4,105.523 | 12.60 | 51,730 |
| ING MAP PLUS NP29 | 5,971.563 | 12.58 | 75,122 |
| ING MAP PLUS NP30 | 4,719.803 | 12.56 | 59,281 |
| ING MAP PLUS NP32 | 1,778.699 | 12.52 | 22,269 |
| | 301,224.517 | | $ 3,858,496 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Washington Mutual Investors Fund[SM], Inc. - Class R-4** | | | |
| Contracts in accumulation period: | | | |
| ING Custom Choice 62 | 1,779.458 | $ 13.15 | $ 23,400 |
| ING Custom Choice 65 | 6,249.422 | 12.60 | 78,743 |
| Qualified V | 2,170.363 | 12.82 | 27,824 |
| Qualified VI | 2,302,633.047 | 12.88 | 29,657,914 |
| Qualified XII (0.30) | 84.709 | 13.21 | 1,119 |
| Qualified XII (0.40) | 1,659.381 | 13.17 | 21,854 |
| Qualified XII (0.50) | 141,425.319 | 13.14 | 1,858,329 |
| Qualified XII (0.55) | 6,866.079 | 13.12 | 90,083 |
| Qualified XII (0.60) | 46,364.053 | 13.10 | 607,369 |
| Qualified XII (0.65) | 1,908.989 | 13.08 | 24,970 |
| Qualified XII (0.70) | 136,031.381 | 13.07 | 1,777,930 |
| Qualified XII (0.75) | 145,839.680 | 13.05 | 1,903,208 |
| Qualified XII (0.80) | 1,490,193.658 | 13.03 | 19,417,223 |
| Qualified XII (0.85) | 234,783.889 | 13.01 | 3,054,538 |
| Qualified XII (0.90) | 26,669.896 | 13.00 | 346,709 |
| Qualified XII (0.95) | 107,251.044 | 12.98 | 1,392,119 |
| Qualified XII (1.00) | 1,219,006.566 | 12.96 | 15,798,325 |
| Qualified XII (1.05) | 76,719.745 | 12.94 | 992,754 |
| Qualified XII (1.10) | 53,141.503 | 12.93 | 687,120 |
| Qualified XII (1.15) | 73,233.686 | 12.91 | 945,447 |
| Qualified XII (1.20) | 18,845.719 | 12.89 | 242,921 |
| Qualified XII (1.25) | 106,492.008 | 12.88 | 1,371,617 |
| Qualified XII (1.30) | 408.338 | 12.86 | 5,251 |
| Qualified XII (1.35) | 3,417.030 | 12.84 | 43,875 |
| Qualified XII (1.40) | 15,301.496 | 12.82 | 196,165 |
| Qualified XII (1.45) | 3,366.698 | 12.81 | 43,127 |
| Qualified XII (1.50) | 133.139 | 12.79 | 1,703 |
| Qualified XV | 926.262 | 12.98 | 12,023 |
| Qualified XVI | 41,360.657 | 12.79 | 529,003 |
| Qualified XVII | 32,562.985 | 12.96 | 422,016 |
| Qualified XXI | 3,288.879 | 13.03 | 42,854 |
| Qualified XXV | 3,856.700 | 13.07 | 50,407 |
| Qualified XXVI | 2,825.725 | 13.03 | 36,819 |
| Qualified XXVII | 521,512.172 | 12.38 | 6,456,321 |
| | 6,828,309.676 | | $ 88,161,080 |
| | | | |
| **Wells Fargo Advantage Small Cap Value Fund - Class A** | | | |
| Contracts in accumulation period: | | | |
| Qualified XII (1.00) | 1,929.699 | $ 10.70 | $ 20,648 |
| | 1,929.699 | | $ 20,648 |

*ING MAP PLUS*

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

*Qualified I*

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

*Qualified V*

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

*Qualified VI*

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

*Qualified VII*

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

*Qualified VIII*

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

*Qualified IX*

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

*Qualified X*

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

*Qualified XII*

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

*Qualified XV*

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

*Qualified XVI*

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

*Qualified XVII*

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XVIII*

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XIX*

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XX*

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

*Qualified XXI*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXII*

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

*Qualified XXV*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVI*

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

*Qualified XXVII*

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXVIII*

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

*Qualified XXIX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXX*

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

*Qualified XXXI*

Group Contracts issued in connection with the San Bernadino 457(f) Plan at a zero basis point charge, effective in 2004.

*Qualified XXXII*

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

*Qualified XXXIII*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

*Qualified XXXV*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.35 basis points.

*Qualified XXXVI*

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 0.55 and 0.80 basis points.

## 9. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, follows:

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM Mid Cap Core Equity Fund - Class A** | | | | | | |
| 2006 | 18 | $12.67 to $14.87 | $ 234 | 0.76% | 0.65% to 1.70% | 9.99% to 10.40% |
| 2005 | 16 | $11.62 to $13.52 | 188 | - | 0.65% to 1.60% | 5.73% to 6.77% |
| 2004 | 18 | $10.99 to $11.08 | 196 | (c) | 0.65% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **AIM Small Cap Growth Fund - Class A** | | | | | | |
| 2006 | 1 | $13.01 | 17 | 0.00% | 1.00% | 13.23% |
| 2005 | 1 | $11.49 | 8 | 0.25% | 1.00% | 7.18% |
| 2004 | - | $10.72 | - | (c) | 1.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **AIM Global Health Care Fund - Investor Class** | | | | | | |
| 2006 | 4 | $31.61 to $31.99 | 114 | 0.00% | 0.90% to 1.70% | 3.36% to 3.43% |
| 2005 | 2 | $30.81 to $30.93 | 68 | (d) | 0.90% to 1.65% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **AIM V.I. Capital Appreciation Fund - Series I Shares** | | | | | | |
| 2006 | 3,257 | $6.42 to $12.36 | 32,996 | 0.07% | 0.00% to 1.50% | 4.72% to 6.35% |
| 2005 | 2,001 | $6.22 to $11.61 | 19,374 | 0.06% | 0.00% to 1.50% | 0.10% to 8.80% |
| 2004 | 2,282 | $5.77 to $10.80 | 20,524 | - | 0.00% to 1.50% | 4.97% to 14.62% |
| 2003 | 2,409 | $5.47 to $10.25 | 20,562 | - | 0.25% to 1.50% | 27.54% to 29.11% |
| 2002 | 2,288 | $4.26 to $7.11 | 15,302 | - | 0.00% to 1.50% | -25.48% to -24.62% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | | | | |
| 2006 | 5,005 | $8.01 to $13.60 | $ 49,719 | 0.66% | 0.00% to 1.50% | 15.02% to 16.80% |
| 2005 | 3,691 | $6.93 to $11.81 | 31,783 | 1.36% | 0.00% to 1.50% | 3.66% to 5.23% |
| 2004 | 4,620 | $6.65 to $11.18 | 38,313 | 0.91% | 0.00% to 1.50% | 7.32% to 38.44% |
| 2003 | 5,544 | $6.16 to $10.37 | 42,522 | 1.00% | 0.25% to 1.50% | 22.56% to 24.08% |
| 2002 | 5,575 | $5.00 to $6.54 | 34,728 | 0.33% | 0.00% to 1.50% | -16.84% to -15.71% |
| **AllianceBernstein Growth and Income Fund, Inc. - Class A** | | | | | | |
| 2006 | 5 | $12.54 to $12.76 | 65 | 1.35% | 1.05% to 1.65% | 15.48% |
| 2005 | 4 | $10.98 to $10.99 | 42 | (f) | 1.20% to 1.25% | (f) |
| 2004 | 2 | $10.75 | 22 | (c) | 0.95% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **AllianceBernstein Growth and Income Portfolio - Class A** | | | | | | |
| 2006 | 41 | $13.48 to $13.56 | 557 | 1.74% | 1.00% to 1.25% | 15.91% to 15.97% |
| 2005 | 22 | $11.63 to $11.65 | 260 | 1.29% | 1.15% to 1.25% | 3.56% |
| 2004 | 4 | $11.23 | 50 | (c) | 1.25% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Allianz NFJ Small-Cap Value - Class A** | | | | | | |
| 2006 | 31 | $15.28 to $15.50 | 477 | 1.87% | 0.70% to 1.20% | 17.18% to 17.59% |
| 2005 | 30 | $13.04 to $13.14 | 398 | 3.10% | 0.80% to 1.20% | 9.33% |
| 2004 | 4 | $12.00 | 53 | (c) | 0.90% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **American Balanced Fund® - Class R-3** | | | | | | |
| 2006 | 422 | $11.66 to $12.12 | 5,014 | 2.18% | 0.20% to 1.55% | 9.69% to 11.20% |
| 2005 | 340 | $10.63 to $10.89 | 3,656 | 2.07% | 0.25% to 1.55% | 1.43% to 2.54% |
| 2004 | 120 | $10.50 to $10.61 | 1,269 | (c) | 0.30% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

347

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| American Century Income & Growth Fund - Advisor Class | | | | | | |
| 2006 | 495 | $12.01 to $37.17 | $ 5,990 | 1.59% | 1.00% to 1.10% | 15.59% to 15.70% |
| 2005 | 539 | $10.38 to $31.95 | 5,629 | 1.78% | 1.00% to 1.10% | 3.36% to 3.49% |
| 2004 | 433 | $10.03 to $30.91 | 4,389 | 1.83% | 1.00% to 1.10% | 11.51% to 11.57% |
| 2003 | 272 | $8.99 to $27.72 | 2,491 | 1.48% | 1.00% to 1.10% | 27.92% to 28.06% |
| 2002 | 159 | $7.02 to $21.67 | 1,152 | 1.30% | 1.00% to 1.10% | -20.84% to -20.40% |
| Ariel Appreciation Fund | | | | | | |
| 2006 | 52 | $11.91 to $12.24 | 629 | 0.05% | 0.95% to 1.90% | 8.87% to 9.87% |
| 2005 | 35 | $10.94 to $11.16 | 394 | 0.34% | 0.85% to 1.90% | 1.47% to 2.01% |
| 2004 | 18 | $10.88 to $10.94 | 192 | (c) | 0.85% to 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Ariel Fund | | | | | | |
| 2006 | 52 | $12.51 to $12.91 | 660 | 0.00% | 0.70% to 1.80% | 8.48% to 9.22% |
| 2005 | 46 | $11.56 to $11.73 | 537 | 0.58% | 0.95% to 1.70% | -0.43% to -0.34% |
| 2004 | 13 | $11.66 to $11.70 | 154 | (c) | 1.25% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Baron Asset Fund | | | | | | |
| 2006 | 67 | $15.03 to $15.58 | 1,029 | 0.00% | 0.45% to 1.70% | 12.86% to 14.06% |
| 2005 | 30 | $13.37 to $13.66 | 403 | - | 0.45% to 1.55% | 11.29% to 11.52% |
| 2004 | 11 | $12.11 to $12.18 | 135 | (c) | 0.60% to 1.25% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Baron Growth Fund | | | | | | |
| 2006 | 99 | $14.23 to $14.65 | 1,434 | 0.00% | 0.50% to 1.50% | 13.75% to 14.90% |
| 2005 | 82 | $12.49 to $12.75 | 1,034 | - | 0.50% to 1.60% | 4.16% to 5.20% |
| 2004 | 32 | $12.01 to $12.12 | 392 | - | 0.50% to 1.50% | 0.00% |
| 2003 | - | $12.91 | - | (b) | 0.00% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Calvert Social Balanced Portfolio | | | | | | |
| 2006 | 2,925 | $11.75 to $32.97 | $ 65,397 | 2.25% | 0.00% to 1.50% | 7.14% to 8.80% |
| 2005 | 3,274 | $11.39 to $30.61 | 66,533 | 1.77% | 0.00% to 1.50% | 4.07% to 5.61% |
| 2004 | 3,412 | $10.91 to $29.27 | 66,170 | 1.71% | 0.00% to 1.50% | 6.63% to 8.01% |
| 2003 | 3,259 | $10.21 to $27.31 | 60,576 | 1.94% | 0.25% to 1.50% | 17.49% to 18.96% |
| 2002 | 3,111 | $8.88 to $23.11 | 49,766 | 2.70% | 0.00% to 1.50% | -13.46% to -12.46% |
| Capital One Mid Cap Equity Fund - Class A | | | | | | |
| 2006 | 7 | $13.46 to $13.51 | 96 | 0.02% | 0.70% to 0.85% | 9.52% to 9.59% |
| 2005 | 10 | $12.29 to $12.30 | 125 | (d) | 0.80% to 0.85% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| DWS Equity 500 Index Fund - Class S | | | | | | |
| 2006 | 11 | $14.64 | 167 | 1.85% | 1.00% | 14.46% |
| 2005 | 5 | $12.79 | 66 | - | 1.00% | 3.65% |
| 2004 | - | $12.34 | 2 | (c) | 1.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| EuroPacific Growth Fund® - Class R-3 | | | | | | |
| 2006 | 225 | $16.29 to $16.91 | 3,767 | 1.95% | 0.25% to 1.55% | 19.60% to 21.13% |
| 2005 | 87 | $13.62 to $13.96 | 1,208 | 1.93% | 0.25% to 1.55% | 19.09% to 20.14% |
| 2004 | 48 | $11.47 to $11.58 | 553 | (c) | 0.40% to 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| EuroPacific Growth Fund® - Class R-4 | | | | | | |
| 2006 | 8,654 | $14.58 to $17.16 | 141,230 | 2.13% | 0.00% to 1.50% | 20.03% to 21.40% |
| 2005 | 4,523 | $12.09 to $14.26 | 61,647 | 2.63% | 0.40% to 1.50% | 19.25% to 20.43% |
| 2004 | 1,426 | $11.43 to $11.96 | 16,360 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| Evergreen Special Values Fund - Class A | | | | | | |
| 2006 | 4,425 | $15.03 to $24.96 | $ 105,934 | 0.42% | 0.50% to 1.55% | 19.54% to 20.78% |
| 2005 | 3,781 | $12.57 to $20.60 | 75,301 | 0.93% | 0.55% to 1.55% | 8.74% to 9.85% |
| 2004 | 2,610 | $11.56 to $18.76 | 47,554 | 0.96% | 0.55% to 1.55% | 18.85% to 18.90% |
| 2003 | 1,118 | $15.33 to $15.50 | 17,138 | - | 0.95% to 1.00% | 34.00% to 34.08% |
| 2002 | 819 | $11.44 to $11.56 | 9,367 | - | 0.95% to 1.00% | -7.97% to -7.92% |
| Fidelity® Advisor Mid Cap Fund - Class T | | | | | | |
| 2006 | 51 | $13.38 to $13.88 | 694 | 0.00% | 0.35% to 1.60% | 11.50% to 12.66% |
| 2005 | 48 | $12.06 to $12.32 | 591 | - | 0.35% to 1.50% | 6.63% to 7.79% |
| 2004 | 37 | $11.31 to $11.43 | 423 | (c) | 0.35% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | |
| 2006 | 18,954 | $13.23 to $33.70 | 455,731 | 3.30% | 0.00% to 1.95% | 17.81% to 20.16% |
| 2005 | 19,555 | $11.23 to $28.36 | 401,206 | 1.61% | 0.00% to 1.95% | 4.15% to 5.90% |
| 2004 | 21,024 | $10.84 to $27.10 | 405,088 | 1.43% | 0.00% to 1.95% | 9.88% to 11.29% |
| 2003 | 18,499 | $10.50 to $24.58 | 327,820 | 1.56% | 0.25% to 1.50% | 28.39% to 30.03% |
| 2002 | 16,267 | $8.79 to $19.07 | 226,895 | 1.66% | 0.00% to 1.50% | -18.19% to -17.24% |
| Fidelity® VIP Growth Portfolio - Initial Class | | | | | | |
| 2006 | 16,905 | $10.60 to $26.69 | 295,822 | 0.40% | 0.00% to 1.65% | 5.20% to 6.89% |
| 2005 | 19,931 | $9.98 to $25.27 | 329,184 | 0.51% | 0.00% to 1.80% | 3.98% to 5.79% |
| 2004 | 24,025 | $9.50 to $24.16 | 377,338 | 0.26% | 0.00% to 1.65% | 1.80% to 3.11% |
| 2003 | 24,544 | $9.27 to $23.64 | 380,196 | 0.24% | 0.25% to 1.50% | 30.83% to 32.47% |
| 2002 | 23,257 | $8.30 to $18.00 | 277,744 | 0.25% | 0.00% to 1.50% | -31.15% to -30.35% |
| Fidelity® VIP High Income Portfolio - Initial Class | | | | | | |
| 2006 | 767 | $10.04 to $11.11 | 7,752 | 8.35% | 1.00% to 1.50% | 9.57% to 10.12% |
| 2005 | 647 | $9.12 to $9.19 | 6,022 | 14.48% | 1.00% to 1.10% | 1.56% to 1.77% |
| 2004 | 568 | $8.98 to $9.03 | 5,210 | 9.10% | 1.00% to 1.50% | 8.40% to 8.45% |
| 2003 | 866 | $8.28 to $8.33 | 7,292 | 5.36% | 1.00% to 1.50% | 25.84% to 26.02% |
| 2002 | 529 | $6.58 to $6.61 | 3,569 | 8.54% | 1.00% to 1.50% | 2.31% to 2.41% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Overseas Portfolio - Initial Class | | | | | | |
| 2006 | 2,821 | $11.47 to $22.00 | $ 51,710 | 0.89% | 0.00% to 1.50% | 16.32% to 18.09% |
| 2005 | 2,828 | $9.82 to $18.63 | 44,759 | 0.65% | 0.00% to 1.50% | 5.21% to 19.04% |
| 2004 | 3,036 | $8.33 to $15.65 | 41,057 | 1.10% | 0.00% to 1.50% | 11.91% to 27.00% |
| 2003 | 2,508 | $7.40 to $13.88 | 30,341 | 0.50% | 0.25% to 1.50% | 41.20% to 43.00% |
| 2002 | 1,719 | $5.21 to $9.79 | 14,076 | 0.74% | 0.00% to 1.50% | -21.47% to -20.56% |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | | | | | | |
| 2006 | 921 | $19.79 to $19.95 | 18,360 | 2.71% | 1.00% to 1.10% | 6.17% to 6.29% |
| 2005 | 994 | $18.64 to $18.77 | 18,646 | 2.68% | 1.00% to 1.10% | 2.93% to 2.96% |
| 2004 | 1,116 | $18.11 to $18.23 | 20,327 | 2.80% | 1.00% to 1.10% | 4.32% to 4.47% |
| 2003 | 1,246 | $17.36 to $17.45 | 21,727 | 3.47% | 1.00% to 1.10% | 16.67% to 16.80% |
| 2002 | 1,221 | $14.88 to $14.94 | 18,235 | 3.97% | 1.00% to 1.10% | -9.73% to -9.64% |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | |
| 2006 | 40,979 | $12.07 to $36.46 | 1,176,582 | 1.31% | 0.00% to 1.95% | 9.57% to 11.73% |
| 2005 | 37,845 | $12.96 to $32.97 | 1,008,057 | 0.26% | 0.00% to 1.95% | 14.84% to 16.95% |
| 2004 | 32,399 | $11.31 to $28.47 | 743,262 | 0.31% | 0.00% to 1.85% | 13.73% to 15.24% |
| 2003 | 27,815 | $10.35 to $24.91 | 564,372 | 0.40% | 0.25% to 1.50% | 26.56% to 28.10% |
| 2002 | 23,810 | $10.26 to $19.58 | 382,356 | 0.79% | 0.00% to 1.50% | -10.70% to -9.48% |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | |
| 2006 | 4,609 | $27.75 to $27.98 | 128,845 | 1.65% | 1.00% to 1.10% | 14.43% to 14.58% |
| 2005 | 4,779 | $24.25 to $24.42 | 116,615 | 1.72% | 1.00% to 1.10% | 3.72% to 3.78% |
| 2004 | 4,966 | $23.38 to $23.53 | 116,763 | 1.24% | 1.00% to 1.10% | 9.41% to 9.49% |
| 2003 | 4,705 | $21.37 to $21.49 | 101,046 | 1.34% | 1.00% to 1.10% | 26.98% to 27.16% |
| 2002 | 4,302 | $16.83 to $16.90 | 72,668 | 1.32% | 1.00% to 1.10% | -23.10% to -23.32% |
| Fidelity® VIP Mid Cap Portfolio - Initial Class | | | | | | |
| 2006 | 446 | $12.22 | 5,451 | (e) | 0.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Mutual Discovery Fund - Class R | | | | | | |
| 2006 | 89 | $15.75 to $16.30 | $ 1,438 | 2.06% | 0.35% to 1.55% | 20.97% to 22.16% |
| 2005 | 51 | $13.02 to $13.27 | 667 | 1.41% | 0.55% to 1.55% | 13.95% |
| 2004 | 16 | $11.54 to $11.60 | 186 | (c) | 0.45% to 1.05% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Franklin Small-Mid Cap Growth Fund - Class A | | | | | | |
| 2006 | 44 | $12.43 to $12.83 | 556 | 0.00% | 0.65% to 1.75% | 5.76% to 6.60% |
| 2005 | 27 | $11.80 to $11.98 | 318 | - | 0.80% to 1.60% | 8.86% |
| 2004 | 6 | $10.84 to $10.91 | 70 | (c) | 0.90% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | |
| 2006 | 4,814 | $13.16 to $20.37 | 88,521 | 0.64% | 0.15% to 1.75% | 15.05% to 16.53% |
| 2005 | 4,489 | $12.96 to $17.59 | 72,308 | 0.78% | 0.35% to 1.65% | 7.02% to 8.16% |
| 2004 | 3,359 | $12.11 to $16.33 | 50,132 | 0.13% | 0.00% to 1.65% | 21.91% to 23.12% |
| 2003 | 1,312 | $10.35 to $13.33 | 15,883 | 0.19% | 0.55% to 1.50% | 30.14% to 31.36% |
| 2002 | 860 | $9.19 to $9.32 | 7,951 | 0.55% | 0.55% to 1.50% | -10.62% to -10.12% |
| ING Financial Services Fund - Class A | | | | | | |
| 2006 | 6 | $13.23 to $13.56 | 84 | 1.20% | 0.60% to 1.45% | 16.42% |
| 2005 | 4 | $11.63 to $11.66 | 51 | - | 0.50% to 0.65% | 7.27% |
| 2004 | 1 | $10.87 | 9 | (c) | 0.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Real Estate Fund - Class A | | | | | | |
| 2006 | 124 | $18.70 to $19.45 | 2,373 | 2.49% | 0.20% to 1.55% | 34.10% to 35.71% |
| 2005 | 67 | $13.99 to $14.31 | 954 | 4.05% | 0.25% to 1.45% | 10.59% to 11.47% |
| 2004 | 22 | $12.65 to $12.76 | 282 | (c) | 0.45% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

352

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GNMA Income Fund - Class A | | | | | | |
| 2006 | 91 | $10.44 to $10.87 | $ 973 | 5.45% | 0.20% to 1.55% | 2.75% to 3.93% |
| 2005 | 69 | $10.11 to $10.44 | 712 | 4.48% | 0.25% to 1.55% | 0.99% to 2.25% |
| 2004 | 40 | $10.10 to $10.20 | 404 | (c) | 0.30% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Intermediate Bond Fund - Class A | | | | | | |
| 2006 | 151 | $10.53 to $10.95 | 1,633 | 4.65% | 0.20% to 1.55% | 2.13% to 3.33% |
| 2005 | 79 | $10.31 to $10.52 | 829 | 3.96% | 0.45% to 1.55% | 1.66% to 2.24% |
| 2004 | 52 | $10.20 to $10.29 | 535 | (c) | 0.40% to 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET Fund - Series Q | | | | | | |
| 2006 | 263 | $11.05 | 2,909 | 3.88% | 1.25% | 4.25% |
| 2005 | 303 | $10.60 | 3,208 | 3.83% | 1.25% | 0.28% |
| 2004 | 364 | $10.57 | 3,849 | 3.64% | 1.25% | 0.67% |
| 2003 | 418 | $10.50 | 4,385 | - | 1.25% | 3.86% |
| 2002 | 498 | $10.11 | 5,031 | 2.28% | 1.25% | (b) |
| ING GET Fund - Series S | | | | | | |
| 2006 | 904 | $10.74 to $11.91 | 10,253 | 3.13% | 0.25% to 1.75% | 5.40% to 7.01% |
| 2005 | 1,359 | $10.19 to $11.13 | 14,566 | 2.62% | 0.25% to 1.75% | 0.09% to 1.38% |
| 2004 | 2,247 | $10.18 to $10.89 | 23,958 | 2.65% | 0.50% to 1.75% | 0.86% to 2.16% |
| 2003 | 3,106 | $10.09 to $10.69 | 32,661 | 0.10% | 0.50% to 1.75% | 4.08% to 5.34% |
| 2002 | 4,624 | $10.04 to $10.11 | 46,558 | (a) | 0.25% to 1.75% | (a) |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | | | | | | |
| 2006 | 262 | $12.48 to $12.69 | 3,286 | 0.00% | 0.50% to 1.50% | 0.24% to 1.20% |
| 2005 | 88 | $12.45 to $12.54 | 1,096 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

353

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| ING BlackRock Large Cap Growth Portfolio - Service Class | | | | | | |
| 2006 | - | $11.40 | $ - | (e) | 0.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Evergreen Health Sciences Portfolio - Service Class | | | | | | |
| 2006 | 351 | $12.55 to $12.87 | 4,440 | 0.00% | 0.00% to 1.50% | 12.15% to 13.32% |
| 2005 | 129 | $11.19 to $11.29 | 1,446 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING FMR^SM Diversified Mid Cap Portfolio - Service Class | | | | | | |
| 2006 | 1,115 | $13.00 to $13.31 | 14,604 | 0.00% | 0.35% to 1.55% | 10.25% to 11.36% |
| 2005 | 390 | $11.80 to $11.88 | 4,611 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING FMR^SM Large Cap Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 16 | $9.85 to $9.93 | 162 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class | | | | | | |
| 2006 | 4 | $14.67 | 57 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | |
| 2006 | 1,901 | $15.35 | $ 29,171 | 0.67% | 1.00% | 34.77% |
| 2005 | 1,396 | $11.39 | 15,902 | (d) | 1.00% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | | | | | | |
| 2006 | 1,200 | $11.43 to $18.30 | 21,610 | 0.43% | 0.40% to 1.50% | 33.78% to 35.12% |
| 2005 | 512 | $13.38 to $13.50 | 6,873 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Small Cap Core Equity Portfolio - Service Class | | | | | | |
| 2006 | 126 | $12.96 to $13.25 | 1,643 | 0.00% | 0.40% to 1.50% | 15.07% to 16.04% |
| 2005 | 25 | $11.28 to $11.38 | 282 | (d) | 0.50% to 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | | | | | | |
| 2006 | 2 | $11.29 to $11.30 | 26 | (e) | 1.15% to 1.25% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Value Opportunities Portfolio - Service Class | | | | | | |
| 2006 | 73 | $11.24 to $11.32 | 824 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | | | | |
| 2006 | 1,766 | $15.30 to $17.79 | $ 30,166 | 0.00% | 0.00% to 1.50% | 27.32% to 28.85% |
| 2005 | 658 | $13.25 to $13.95 | 8,790 | 0.06% | 0.30% to 1.50% | 13.64% to 14.49% |
| 2004 | 122 | $11.66 to $12.27 | 1,428 | (c) | 0.70% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Legg Mason Partners All Cap Portfolio - Service Class** | | | | | | |
| 2006 | 3 | $11.35 | 35 | (e) | 0.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Legg Mason Value Portfolio - Service Class** | | | | | | |
| 2006 | 282 | $12.02 to $12.30 | 3,415 | 0.00% | 0.30% to 1.55% | 4.97% to 5.98% |
| 2005 | 148 | $11.46 to $11.57 | 1,700 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | | | | |
| 2006 | 99 | $10.77 to $10.85 | 1,068 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Marsico Growth Portfolio - Service Class** | | | | | | |
| 2006 | 233 | $10.11 to $12.05 | 2,747 | 0.00% | 0.00% to 1.50% | 3.34% to 4.46% |
| 2005 | 102 | $11.37 to $11.47 | 1,159 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Marsico International Opportunities Portfolio - Service Class** | | | | | | |
| 2006 | 478 | $15.16 to $15.50 | $ 7,306 | 0.03% | 0.40% to 1.50% | 22.16% to 23.16% |
| 2005 | 108 | $12.41 to $12.48 | 1,348 | (d) | 0.70% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING MFS Total Return Portfolio - Adviser Class** | | | | | | |
| 2006 | 4 | $11.30 | 45 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | | |
| 2006 | 25 | $10.78 | 269 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING MFS Total Return Portfolio - Service Class** | | | | | | |
| 2006 | 2,514 | $11.69 to $15.23 | 36,559 | 2.23% | 0.30% to 1.65% | 10.26% to 11.49% |
| 2005 | 3,132 | $10.95 to $13.66 | 41,280 | 2.59% | 0.40% to 1.50% | 1.38% to 2.33% |
| 2004 | 2,236 | $10.84 to $13.30 | 29,119 | 2.74% | 0.55% to 1.50% | 9.45% to 10.56% |
| 2003 | 701 | $11.28 to $12.03 | 8,289 | (b) | 0.55% to 1.50% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING MFS Utilities Portfolio - Service Class** | | | | | | |
| 2006 | 881 | $14.68 to $15.01 | 13,022 | 0.04% | 0.40% to 1.50% | 28.88% to 30.08% |
| 2005 | 104 | $11.39 to $11.47 | 1,191 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

357

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Oppenheimer Main Street Portfolio® - Service Class | | | | | | |
| 2006 | 66 | $10.73 to $12.62 | $ 825 | 0.82% | 0.50% to 1.50% | 13.23% to 14.16% |
| 2005 | 19 | $10.96 to $11.02 | 214 | (d) | 0.70% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING PIMCO High Yield Portfolio - Institutional Class | | | | | | |
| 2006 | 23 | $10.58 | 247 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING PIMCO High Yield Portfolio - Service Class | | | | | | |
| 2006 | 448 | $10.56 to $11.52 | 5,070 | 6.48% | 0.00% to 1.50% | 7.36% to 8.35% |
| 2005 | 135 | $10.46 to $10.56 | 1,418 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer Fund Portfolio - Institutional Class | | | | | | |
| 2006 | 232 | $10.78 to $11.98 | 2,509 | (e) | 0.00% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Pioneer Fund Portfolio - Service Class | | | | | | |
| 2006 | 2 | $10.80 | 25 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

358

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | | | | | | |
| 2006 | 74 | $10.54 to $10.65 | $ 783 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Pioneer Mid Cap Value Portfolio - Service Class | | | | | | |
| 2006 | 1 | $10.61 | 6 | (e) | 0.80% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Stock Index Portfolio - Institutional Class | | | | | | |
| 2006 | 273 | $13.00 to $13.30 | 3,625 | 3.36% | 0.15% to 1.25% | 14.55% |
| 2005 | 2,166 | $11.41 to $11.56 | 25,037 | (d) | 0.00% to 0.80% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | | | | | | |
| 2006 | 7,004 | $12.32 to $12.60 | 86,924 | 1.22% | 0.30% to 1.55% | 13.00% to 14.01% |
| 2005 | 1,752 | $10.91 to $11.01 | 19,163 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Equity Income Portfolio - Adviser Class | | | | | | |
| 2006 | 18 | $12.09 | 215 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Equity Income Portfolio - Service Class | | | | | | |
| 2006 | 4,956 | $12.72 to $18.46 | $ 87,796 | 1.34% | 0.15% to 1.65% | 17.21% to 18.68% |
| 2005 | 3,660 | $11.39 to $15.47 | 54,938 | 1.28% | 0.30% to 1.55% | 2.34% to 3.36% |
| 2004 | 2,052 | $11.13 to $14.87 | 30,123 | 1.48% | 0.50% to 1.55% | 13.15% to 14.30% |
| 2003 | 166 | $12.20 to $13.01 | 2,143 | (b) | 0.55% to 1.50% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Templeton Global Growth Portfolio - Institutional Class | | | | | | |
| 2006 | - | $16.50 | - | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Templeton Global Growth Portfolio - Service Class | | | | | | |
| 2006 | 128 | $11.04 to $11.11 | 1,421 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Equity Growth Portfolio - Service Class | | | | | | |
| 2006 | 1 | $11.32 | 14 | (e) | 0.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | |
| 2006 | 1,237 | $12.60 to $12.88 | 15,704 | 1.19% | 0.40% to 1.50% | 14.34% to 15.41% |
| 2005 | 759 | $11.02 to $11.12 | 8,388 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

360

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Real Estate Portfolio - Institutional Class | | | | | | |
| 2006 | 61 | $12.34 | $ 754 | (e) | 0.95% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Real Estate Portfolio - Service Class | | | | | | |
| 2006 | 1,372 | $12.28 to $12.39 | 16,905 | (e) | 0.35% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | |
| 2006 | 232 | $10.85 to $11.10 | 2,537 | (e) | 0.40% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Wells Fargo Mid Cap Disciplined Portfolio - Service Class | | | | | | |
| 2006 | 71 | $10.74 to $10.81 | 767 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | |
| 2006 | 109 | $10.42 to $10.56 | 1,141 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING International Fund - Class Q | | | | | | |
| 2006 | - | $14.81 to $14.88 | $ 7 | 1.16% | 1.25% to 1.40% | 18.47% |
| 2005 | - | $12.56 | 2 | (d) | 1.25% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING International SmallCap Fund - Class A | | | | | | |
| 2006 | 46 | $17.77 to $18.40 | 837 | 0.79% | 0.25% to 1.45% | 24.53% |
| 2005 | 20 | $14.35 to $14.52 | 283 | (d) | 0.60% to 1.25% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING American Century Large Company Value Portfolio - Adviser Class | | | | | | |
| 2006 | 1 | $12.06 | 9 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Large Company Value Portfolio - Service Class | | | | | | |
| 2006 | 338 | $12.66 to $16.94 | 5,290 | 0.25% | 0.40% to 1.50% | 17.53% to 18.71% |
| 2005 | 330 | $10.74 to $14.47 | 4,395 | 0.98% | 0.50% to 1.50% | -0.22% to 0.71% |
| 2004 | 427 | $10.74 to $14.14 | 5,760 | 0.92% | 0.55% to 1.50% | 8.37% to 9.44% |
| 2003 | 321 | $9.88 to $12.92 | 4,019 | 0.69% | 0.55% to 1.50% | 29.49% to 30.54% |
| 2002 | 67 | $7.62 to $9.89 | 635 | (a) | 0.60% to 1.40% | (a) |
| ING American Century Select Portfolio - Initial Class | | | | | | |
| 2006 | 13,199 | $9.82 to $10.72 | 131,557 | 1.23% | 0.00% to 1.50% | -3.16% to -1.56% |
| 2005 | 15,428 | $10.14 to $10.49 | 158,146 | (d) | 0.00% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Select Portfolio - Service Class | | | | | | |
| 2006 | - | $8.60 | $ - | 1.04% | 1.25% | -2.93% |
| 2005 | 2 | $8.86 to $9.21 | 20 | - | 0.40% to 1.25% | -0.56% to 0.22% |
| 2004 | 230 | $8.84 to $9.95 | 2,070 | - | 0.40% to 1.50% | 3.15% to 4.31% |
| 2003 | 253 | $8.57 to $10.38 | 2,194 | - | 0.40% to 1.50% | 32.25% to 33.38% |
| 2002 | 39 | $6.48 to $6.85 | 255 | (a) | 0.75% to 1.50% | (a) |
| ING American Century Small-Mid Cap Value Portfolio - Adviser Class | | | | | | |
| 2006 | 2 | $11.74 | 22 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | |
| 2006 | 2,128 | $13.07 to $16.49 | 33,826 | 0.02% | 0.00% to 1.50% | 13.67% to 15.48% |
| 2005 | 2,244 | $12.37 to $14.45 | 31,597 | 0.19% | 0.00% to 1.50% | 6.27% to 7.85% |
| 2004 | 1,961 | $11.64 to $13.29 | 25,577 | 0.04% | 0.00% to 1.50% | 19.50% to 20.75% |
| 2003 | 582 | $10.77 to $10.94 | 6,307 | 0.17% | 0.55% to 1.50% | 33.46% to 34.73% |
| 2002 | 227 | $8.07 to $8.12 | 1,834 | (a) | 0.55% to 1.50% | (a) |
| ING Baron Asset Portfolio - Service Class | | | | | | |
| 2006 | 30 | $10.07 to $10.14 | 306 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Baron Small Cap Growth Portfolio - Adviser Class | | | | | | |
| 2006 | 5 | $11.77 | 63 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | |
| 2006 | 5,135 | $12.61 to $20.02 | $ 91,451 | 0.00% | 0.00% to 1.55% | 13.49% to 15.25% |
| 2005 | 5,042 | $12.81 to $17.55 | 79,169 | - | 0.00% to 1.50% | 5.78% to 7.37% |
| 2004 | 3,951 | $12.10 to $16.51 | 58,317 | - | 0.00% to 1.50% | 26.05% to 27.38% |
| 2003 | 1,313 | $10.23 to $13.03 | 15,257 | - | 0.40% to 1.50% | 31.49% to 32.65% |
| 2002 | 372 | $8.67 to $8.73 | 3,239 | (a) | 0.55% to 1.50% | (a) |
| ING Columbia Small Cap Value II Portfolio - Service Class | | | | | | |
| 2006 | 4 | $10.05 to $10.11 | 39 | (e) | 0.55% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Davis Venture Value Portfolio - Service Class | | | | | | |
| 2006 | 485 | $11.91 to $21.23 | 9,468 | 0.01% | 0.40% to 1.50% | 12.12% to 13.29% |
| 2005 | 418 | $10.64 to $19.00 | 7,330 | - | 0.50% to 1.50% | 2.39% to 3.31% |
| 2004 | 602 | $11.12 to $18.10 | 10,359 | - | 0.55% to 1.50% | 6.81% to 7.87% |
| 2003 | 578 | $10.39 to $16.78 | 9,414 | 1.39% | 0.55% to 1.50% | 38.62% to 39.78% |
| 2002 | 23 | $7.48 to $11.99 | 244 | (a) | 0.60% to 1.50% | (a) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | | | | | | |
| 2006 | 10 | $10.74 | 110 | (e) | 0.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Fundamental Research Portfolio - Adviser Class | | | | | | |
| 2006 | - | $11.49 | 5 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

364

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Fundamental Research Portfolio - Service Class | | | | | | |
| 2006 | 151 | $9.67 to $12.76 | $ 1,510 | 0.10% | 0.40% to 1.50% | 10.51% to 11.62% |
| 2005 | 170 | $8.75 to $11.51 | 1,536 | 1.04% | 0.50% to 1.50% | 4.04% to 5.10% |
| 2004 | 179 | $8.41 to $11.01 | 1,536 | 0.68% | 0.60% to 1.50% | 8.35% to 9.36% |
| 2003 | 101 | $7.76 to $10.13 | 800 | 0.65% | 0.60% to 1.50% | 25.57% to 26.56% |
| 2002 | 19 | $6.18 to $8.04 | 126 | (a) | 0.60% to 1.50% | (a) |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | | | | | | |
| 2006 | 185 | $10.75 to $12.18 | 2,157 | 0.00% | 0.40% to 1.50% | 6.95% to 8.00% |
| 2005 | 178 | $10.02 to $11.41 | 2,001 | 0.29% | 0.50% to 1.50% | 0.37% to 1.27% |
| 2004 | 138 | $9.96 to $11.06 | 1,490 | 0.09% | 0.60% to 1.50% | 7.17% to 8.11% |
| 2003 | 83 | $9.27 to $10.37 | 827 | - | 0.60% to 1.50% | 21.72% to 22.96% |
| 2002 | 43 | $7.59 to $8.32 | 347 | (a) | 0.60% to 1.50% | (a) |
| ING Goldman Sachs® Structured Equity Portfolio - Adviser Class | | | | | | |
| 2006 | - | $11.50 | 2 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan International Portfolio - Adviser Class | | | | | | |
| 2006 | 2 | $12.52 | 20 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan International Portfolio - Initial Class | | | | | | |
| 2006 | 6,311 | $10.25 to $30.57 | 150,203 | 0.94% | 0.00% to 1.50% | 20.36% to 22.23% |
| 2005 | 7,123 | $11.98 to $25.01 | 139,805 | 0.72% | 0.00% to 1.50% | 8.35% to 10.03% |
| 2004 | 7,709 | $10.97 to $22.92 | 138,552 | 1.10% | 0.00% to 1.50% | 17.11% to 18.98% |
| 2003 | 8,116 | $9.30 to $19.47 | 126,504 | 0.98% | 0.25% to 1.50% | 27.52% to 29.04% |
| 2002 | 8,676 | $7.24 to $15.19 | 107,839 | 0.62% | 0.00% to 1.50% | -19.30% to -18.37% |

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING JPMorgan International Portfolio - Service Class** | | | | | | |
| 2006 | 1 | $14.98 to $15.38 | $ 16 | 0.19% | 0.20% to 1.10% | 20.61% |
| 2005 | - | $12.42 | 3 | (d) | 1.10% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING JPMorgan Mid Cap Value Portfolio - Adviser Class** | | | | | | |
| 2006 | 8 | $11.93 | 91 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | | | | |
| 2006 | 1,892 | $12.72 to $18.11 | 32,578 | 0.01% | 0.00% to 1.55% | 14.78% to 16.46% |
| 2005 | 1,597 | $12.54 to $15.64 | 24,333 | 0.34% | 0.00% to 1.50% | 6.89% to 8.51% |
| 2004 | 1,022 | $11.71 to $14.33 | 14,426 | 0.22% | 0.00% to 1.50% | 18.76% to 20.12% |
| 2003 | 339 | $10.24 to $11.93 | 3,999 | 0.44% | 0.45% to 1.50% | 28.20% to 29.21% |
| 2002 | 113 | $9.15 to $9.21 | 1,038 | (a) | 0.60% to 1.50% | (a) |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class** | | | | | | |
| 2006 | 2 | $11.18 | 17 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | | | | |
| 2006 | 14,531 | $10.02 to $17.96 | 203,807 | 0.00% | 0.00% to 1.50% | 8.64% to 10.32% |
| 2005 | 16,715 | $9.15 to $16.28 | 213,925 | - | 0.00% to 1.50% | 9.77% to 11.43% |
| 2004 | 19,676 | $8.28 to $14.64 | 228,353 | - | 0.00% to 1.50% | 7.99% to 26.50% |
| 2003 | 22,307 | $7.60 to $13.51 | 239,784 | - | 0.25% to 1.50% | 36.05% to 37.92% |
| 2002 | 21,979 | $5.54 to $9.90 | 175,927 | - | 0.00% to 1.50% | -36.27% to -35.53% |

366

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | | | | |
| 2006 | 7 | $12.25 to $12.63 | $ 82 | 0.00% | 0.20% to 1.25% | 8.70% to 9.15% |
| 2005 | 3 | $11.27 to $11.37 | 36 | (f) | 0.80% to 1.25% | (f) |
| 2004 | 2 | $10.32 | 16 | (c) | 0.70% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Legg Mason Partners Large Cap Growth Portfolio - Adviser Class** | | | | | | |
| 2006 | 3 | $10.55 | 33 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class** | | | | | | |
| 2006 | 337 | $11.05 to $11.61 | 3,850 | 0.00% | 0.80% to 1.25% | 2.89% to 3.25% |
| 2005 | 371 | $10.74 to $11.25 | 4,113 | (d) | 0.95% to 1.25% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Neuberger Berman Partners Portfolio - Service Class** | | | | | | |
| 2006 | 22 | $10.47 to $10.53 | 232 | (e) | 0.50% to 1.30% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Neuberger Berman Regency Portfolio - Service Class** | | | | | | |
| 2006 | - | $11.22 | 1 | (e) | 0.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING OpCap Balanced Value Portfolio - Service Class | | | | | | |
| 2006 | 920 | $11.82 to $15.52 | $ 13,497 | 0.86% | 0.50% to 1.95% | 8.24% to 9.92% |
| 2005 | 1,209 | $11.14 to $14.33 | 16,573 | 0.38% | 0.50% to 1.50% | 1.19% to 2.17% |
| 2004 | 1,519 | $11.21 to $13.80 | 20,474 | 1.09% | 0.55% to 1.50% | 8.60% to 9.70% |
| 2003 | 752 | $10.29 to $12.58 | 9,183 | 1.63% | 0.55% to 1.50% | 28.44% to 29.44% |
| 2002 | 59 | $8.00 to $9.69 | 515 | (a) | 0.70% to 1.50% | (a) |
| ING Oppenheimer Global Portfolio - Adviser Class | | | | | | |
| 2006 | 8 | $12.26 | 96 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2006 | 67,277 | $13.46 to $14.50 | 921,330 | 0.07% | 0.00% to 1.80% | 10.53% to 17.98% |
| 2005 | 74,501 | $11.62 to $12.29 | 881,737 | (d) | 0.00% to 1.80% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | |
| 2006 | 11 | $15.98 to $16.17 | 180 | 0.09% | 1.00% to 1.25% | 16.13% |
| 2005 | 1 | $13.76 | 20 | - | 1.25% | 11.87% |
| 2004 | 182 | $12.22 to $12.52 | 2,264 | - | 0.60% to 1.50% | 13.36% to 14.26% |
| 2003 | 119 | $10.78 to $10.94 | 1,294 | - | 0.65% to 1.50% | 29.96% to 30.90% |
| 2002 | 24 | $8.30 to $8.35 | 202 | (a) | 0.70% to 1.50% | (a) |
| ING Oppenheimer Strategic Income Portfolio - Adviser Class | | | | | | |
| 2006 | 12 | $10.88 | 127 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Oppenheimer Strategic Income Portfolio - Initial Class | | | | | | |
| 2006 | 10,430 | $10.67 to $11.11 | $ 112,893 | 0.39% | 0.00% to 1.95% | 6.22% to 8.39% |
| 2005 | 11,390 | $9.99 to $10.25 | 116,350 | (d) | 0.00% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING PIMCO Total Return Portfolio - Adviser Class | | | | | | |
| 2006 | 26 | $10.51 | 269 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING PIMCO Total Return Portfolio - Service Class | | | | | | |
| 2006 | 5,395 | $10.50 to $12.26 | 62,923 | 1.70% | 0.20% to 1.55% | 2.47% to 3.64% |
| 2005 | 4,813 | $10.27 to $11.91 | 54,953 | 1.68% | 0.35% to 1.50% | 0.53% to 1.72% |
| 2004 | 3,872 | $10.21 to $11.64 | 43,692 | - | 0.40% to 1.50% | 2.73% to 3.93% |
| 2003 | 2,845 | $10.02 to $11.20 | 31,227 | 3.56% | 0.40% to 1.50% | 2.52% to 3.44% |
| 2002 | 1,518 | $10.70 to $10.77 | 16,279 | (a) | 0.55% to 1.50% | (a) |
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | |
| 2006 | 94 | $10.56 to $10.66 | 1,000 | (e) | 0.00% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Pioneer High Yield Portfolio - Service Class | | | | | | |
| 2006 | 1 | $10.56 to $10.60 | 6 | (e) | 0.70% to 1.20% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

369

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Solution 2015 Portfolio - Adviser Class | | | | | | |
| 2006 | 243 | $11.27 to $11.83 | $ 2,850 | 0.17% | 0.20% to 1.55% | 9.47% to 10.26% |
| 2005 | 41 | $10.66 to $10.72 | 440 | (d) | 0.25% to 1.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution 2015 Portfolio - Service Class | | | | | | |
| 2006 | 1,294 | $11.64 to $11.93 | 15,208 | 0.16% | 0.00% to 1.50% | 9.18% to 10.25% |
| 2005 | 185 | $10.66 to $10.76 | 1,980 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution 2025 Portfolio - Adviser Class | | | | | | |
| 2006 | 360 | $12.01 to $12.29 | 4,390 | 0.22% | 0.20% to 1.55% | 11.19% to 12.15% |
| 2005 | 24 | $10.89 to $10.95 | 266 | (d) | 0.25% to 1.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution 2025 Portfolio - Service Class | | | | | | |
| 2006 | 1,488 | $12.08 to $12.38 | 18,183 | 0.24% | 0.00% to 1.50% | 10.93% to 12.04% |
| 2005 | 176 | $10.89 to $10.99 | 1,918 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution 2035 Portfolio - Adviser Class | | | | | | |
| 2006 | 307 | $11.69 to $12.64 | 3,854 | 0.11% | 0.20% to 1.55% | 12.75% to 13.68% |
| 2005 | 40 | $11.05 to $11.11 | 440 | (d) | 0.25% to 1.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING Solution 2035 Portfolio - Service Class** | | | | | | |
| 2006 | 956 | $12.42 to $12.74 | $ 12,006 | 0.11% | 0.00% to 1.50% | 12.40% to 13.58% |
| 2005 | 106 | $11.05 to $11.15 | 1,176 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Solution 2045 Portfolio - Adviser Class** | | | | | | |
| 2006 | 174 | $12.70 to $12.99 | 2,250 | 0.03% | 0.20% to 1.55% | 13.66% to 14.56% |
| 2005 | 23 | $11.27 to $11.33 | 256 | (d) | 0.25% to 1.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Solution 2045 Portfolio - Service Class** | | | | | | |
| 2006 | 589 | $12.76 to $13.08 | 7,586 | 0.03% | 0.00% to 1.50% | 13.32% to 14.47% |
| 2005 | 52 | $11.26 to $11.36 | 586 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Solution Income Portfolio - Adviser Class** | | | | | | |
| 2006 | 150 | $10.85 to $11.07 | 1,657 | 0.10% | 0.20% to 1.40% | 6.12% to 6.50% |
| 2005 | 4 | $10.29 to $10.31 | 40 | (d) | 0.70% to 1.00% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING Solution Income Portfolio - Service Class** | | | | | | |
| 2006 | 250 | $10.88 to $11.13 | 2,746 | 0.16% | 0.15% to 1.50% | 5.73% to 6.76% |
| 2005 | 33 | $10.29 to $10.36 | 341 | (d) | 0.50% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class** | | | | | | |
| 2006 | 3 | $11.31 | $ 39 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | | | | |
| 2006 | 33,002 | $10.59 to $12.72 | 397,287 | 0.00% | 0.00% to 1.50% | 3.11% to 9.05% |
| 2005 | 38,267 | $11.07 to $11.60 | 429,422 | (d) | 0.00% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | | | | |
| 2006 | 35 | $8.90 to $12.27 | 425 | 0.00% | 0.20% to 1.25% | 7.62% to 8.39% |
| 2005 | 22 | $8.27 to $11.20 | 230 | - | 0.55% to 1.25% | 7.59% to 7.88% |
| 2004 | 1,207 | $7.62 to $11.27 | 9,594 | - | 0.45% to 1.50% | 6.87% to 8.09% |
| 2003 | 1,287 | $7.13 to $10.49 | 9,420 | - | 0.45% to 1.50% | 42.51% to 43.68% |
| 2002 | 166 | $5.00 to $7.32 | 902 | (a) | 0.60% to 1.50% | (a) |
| **ING T. Rowe Price Growth Equity Portfolio - Adviser Class** | | | | | | |
| 2006 | 12 | $11.53 | 143 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | | | | |
| 2006 | 12,312 | $9.60 to $28.07 | 281,531 | 0.24% | 0.00% to 1.50% | 11.63% to 13.33% |
| 2005 | 13,745 | $11.71 to $25.03 | 282,041 | 0.48% | 0.00% to 1.50% | 4.59% to 6.15% |
| 2004 | 14,985 | $11.28 to $23.81 | 291,385 | 0.16% | 0.00% to 1.50% | 8.36% to 10.00% |
| 2003 | 13,740 | $10.37 to $21.86 | 246,603 | 0.15% | 0.00% to 1.50% | 28.96% to 30.55% |
| 2002 | 12,185 | $9.02 to $16.86 | 169,889 | 0.19% | 0.00% to 1.50% | -24.44% to -23.64% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | | | | |
| 2006 | 67 | $12.33 to $14.27 | $ 867 | 0.00% | 0.20% to 1.55% | 11.59% to 12.56% |
| 2005 | 39 | $11.13 to $12.75 | 446 | 0.60% | 0.45% to 1.30% | 4.60% to 5.23% |
| 2004 | 20 | $10.64 to $12.16 | 219 | (c) | 0.40% to 1.30% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Templeton Foreign Equity Portfolio - Service Class** | | | | | | |
| 2006 | 27 | $11.16 to $11.23 | 302 | (e) | 0.50% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Thornburg Value Portfolio - Adviser Class** | | | | | | |
| 2006 | 5 | $11.85 | 54 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Thornburg Value Portfolio - Initial Class** | | | | | | |
| 2006 | 5,003 | $7.15 to $34.10 | 117,356 | 0.47% | 0.00% to 1.50% | 15.11% to 16.85% |
| 2005 | 5,863 | $9.90 to $29.48 | 118,725 | 0.78% | 0.00% to 1.50% | 0.00% to 1.56% |
| 2004 | 7,187 | $9.80 to $29.32 | 143,585 | 0.44% | 0.00% to 1.50% | 11.16% to 12.65% |
| 2003 | 8,274 | $8.73 to $26.23 | 151,497 | 0.19% | 0.25% to 1.50% | 26.12% to 27.71% |
| 2002 | 8,811 | $7.36 to $20.69 | 129,150 | - | 0.00% to 1.50% | -31.20% to -30.41% |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | | | | |
| 2006 | 8,239 | $11.75 to $20.55 | 135,280 | 0.80% | 0.00% to 1.95% | 12.23% to 14.55% |
| 2005 | 9,161 | $10.42 to $17.94 | 134,490 | 0.87% | 0.00% to 1.50% | 7.49% to 9.39% |
| 2004 | 10,068 | $9.67 to $16.40 | 135,468 | 0.78% | 0.00% to 1.50% | 13.00% to 15.41% |
| 2003 | 10,747 | $8.55 to $14.33 | 128,075 | 0.58% | 0.25% to 1.50% | 23.02% to 24.66% |
| 2002 | 11,666 | $6.95 to $11.58 | 114,492 | 0.20% | 0.00% to 1.50% | -26.01% to -25.15% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | | | | | | |
| 2006 | - | $11.05 | $ 3 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING UBS U.S. Small Cap Growth Portfolio - Service Class | | | | | | |
| 2006 | 2 | $9.70 to $9.76 | 24 | (e) | 0.40% to 1.25% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Comstock Portfolio - Adviser Class | | | | | | |
| 2006 | 13 | $11.98 | 151 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | |
| 2006 | 6,763 | $12.38 to $16.94 | 100,241 | 0.74% | 0.30% to 1.95% | 13.56% to 15.52% |
| 2005 | 7,429 | $11.46 to $14.77 | 98,136 | 0.60% | 0.00% to 1.50% | 1.97% to 3.10% |
| 2004 | 5,605 | $11.21 to $14.42 | 71,730 | - | 0.40% to 1.95% | 15.01% to 16.27% |
| 2003 | 2,951 | $10.46 to $12.47 | 32,018 | 0.89% | 0.40% to 1.50% | 27.74% to 28.90% |
| 2002 | 983 | $8.29 to $8.35 | 8,175 | (a) | 0.55% to 1.50% | (a) |
| ING Van Kampen Equity and Income Portfolio - Adviser Class | | | | | | |
| 2006 | 2 | $11.38 | 21 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

374

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Equity and Income Portfolio - Initial Class | | | | | | |
| 2006 | 31,545 | $11.77 to $12.63 | $ 378,557 | 1.93% | 0.00% to 1.95% | 6.18% to 12.67% |
| 2005 | 31,676 | $10.66 to $11.21 | 344,729 | (d) | 0.00% to 1.50% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Equity and Income Portfolio - Service Class | | | | | | |
| 2006 | 3 | $12.33 to $39.49 | 90 | 2.00% | 0.60% to 1.25% | 10.98% to 11.31% |
| 2005 | - | $11.11 to $34.76 | 13 | - | 1.00% to 1.25% | 6.42% to 6.69% |
| 2004 | 105 | $10.44 to $33.04 | 2,372 | 0.37% | 0.55% to 1.50% | 8.97% to 9.99% |
| 2003 | 50 | $9.55 to $30.04 | 911 | 0.14% | 0.55% to 1.50% | 25.13% to 26.26% |
| 2002 | 42 | $7.61 to $23.76 | 474 | (a) | 0.60% to 1.50% | (a) |
| ING VP Strategic Allocation Conservative Portfolio - Class I | | | | | | |
| 2006 | 2,335 | $11.41 to $20.00 | 39,520 | 2.61% | 0.00% to 1.95% | 6.22% to 8.40% |
| 2005 | 4,513 | $10.97 to $18.82 | 73,683 | 1.50% | 0.00% to 1.70% | 3.09% to 4.67% |
| 2004 | 4,481 | $10.67 to $18.08 | 70,666 | 1.25% | 0.00% to 1.55% | 8.56% to 9.97% |
| 2003 | 4,016 | $10.24 to $16.55 | 58,446 | 1.48% | 0.25% to 1.50% | 17.67% to 19.12% |
| 2002 | 3,907 | $8.84 to $13.98 | 47,846 | 2.59% | 0.00% to 1.50% | -10.89% to -9.85% |
| ING VP Strategic Allocation Growth Portfolio - Class I | | | | | | |
| 2006 | 4,732 | $11.07 to $22.35 | 88,592 | 1.35% | 0.00% to 1.95% | 11.01% to 13.22% |
| 2005 | 4,786 | $11.29 to $19.77 | 81,185 | 1.18% | 0.00% to 1.70% | 2.45% to 6.19% |
| 2004 | 5,143 | $10.83 to $18.78 | 81,653 | 1.05% | 0.00% to 1.55% | 10.31% to 14.79% |
| 2003 | 4,838 | $9.86 to $16.92 | 69,833 | 0.88% | 0.25% to 1.50% | 22.46% to 23.96% |
| 2002 | 4,739 | $7.99 to $13.73 | 56,046 | 1.75% | 0.00% to 1.50% | -15.04% to -14.06% |
| ING VP Strategic Allocation Moderate Portfolio - Class I | | | | | | |
| 2006 | 4,726 | $11.34 to $20.93 | 82,807 | 1.80% | 0.00% to 1.60% | 9.37% to 11.21% |
| 2005 | 2,405 | $10.68 to $18.45 | 39,166 | 2.10% | 0.00% to 1.70% | 2.19% to 3.83% |
| 2004 | 2,282 | $10.48 to $17.77 | 36,460 | 1.81% | 0.00% to 1.55% | 6.38% to 7.76% |
| 2003 | 2,238 | $10.18 to $16.50 | 33,837 | 2.30% | 0.25% to 1.50% | 11.92% to 13.28% |
| 2002 | 2,347 | $10.23 to $14.66 | 31,610 | 3.44% | 0.00% to 1.50% | -5.77% to -4.68% |

375

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Growth and Income Portfolio - Class I** | | | | | | |
| 2006 | 80,060 | $10.30 to $325.50 | $ 1,940,188 | 1.15% | 0.00% to 1.95% | 12.51% to 14.17% |
| 2005 | 91,075 | $9.09 to $287.09 | 1,975,255 | 1.00% | 0.00% to 1.50% | 6.51% to 8.13% |
| 2004 | 108,588 | $8.47 to $267.99 | 2,182,323 | 2.32% | 0.00% to 1.50% | 6.78% to 21.16% |
| 2003 | 121,775 | $7.87 to $249.58 | 2,310,967 | - | 0.25% to 1.50% | 24.14% to 25.78% |
| 2002 | 139,292 | $6.29 to $199.83 | 2,141,418 | 0.84% | 0.00% to 1.50% | -26.11% to -25.25% |
| **ING GET U.S. Core Portfolio - Series 1** | | | | | | |
| 2006 | 89 | $11.21 | 995 | 2.42% | 1.25% | 6.36% |
| 2005 | 136 | $10.54 | 1,438 | 2.18% | 1.25% | 0.29% |
| 2004 | 212 | $10.51 | 2,224 | 0.70% | 1.25% | 2.24% |
| 2003 | 231 | $10.28 | 2,378 | (b) | 1.25% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING GET U.S. Core Portfolio - Series 2** | | | | | | |
| 2006 | 704 | $10.71 to $10.86 | 7,605 | 2.96% | 1.00% to 1.50% | 5.00% to 5.54% |
| 2005 | 1,090 | $10.15 to $10.29 | 11,168 | 2.66% | 1.00% to 1.65% | -0.78% to -0.10% |
| 2004 | 1,821 | $10.23 to $10.31 | 18,726 | 0.11% | 1.00% to 1.65% | 1.99% to 2.59% |
| 2003 | 2,055 | $10.03 to $10.05 | 20,639 | (b) | 1.05% to 1.65% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING GET U.S. Core Portfolio - Series 3** | | | | | | |
| 2006 | 2,678 | $10.30 to $10.52 | 27,885 | 2.54% | 1.00% to 1.75% | 4.46% to 5.31% |
| 2005 | 3,740 | $9.86 to $9.99 | 37,121 | 2.01% | 1.00% to 1.75% | -1.00% to -0.20% |
| 2004 | 5,300 | $9.95 to $10.02 | 52,924 | - | 1.00% to 1.75% | -0.40% to 0.20% |
| 2003 | 21 | $9.99 to $10.00 | 207 | (b) | 0.80% to 1.25% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| **ING GET U.S. Core Portfolio - Series 5** | | | | | | |
| 2006 | 59 | $11.55 | 685 | 1.94% | 1.75% | 9.27% |
| 2005 | 61 | $10.57 | 645 | 0.89% | 1.75% | 0.96% |
| 2004 | 66 | $10.47 | 696 | (c) | 1.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 6 | | | | | | |
| 2006 | 356 | $11.04 to $11.05 | $ 3,931 | 2.33% | 1.75% | 8.55% to 8.65% |
| 2005 | 454 | $10.17 | 4,616 | 0.39% | 1.75% | 0.89% |
| 2004 | 556 | $10.08 | 5,605 | (c) | 1.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 7 | | | | | | |
| 2006 | 325 | $10.90 to $11.05 | 3,556 | 2.41% | 1.00% to 1.75% | 8.35% to 9.19% |
| 2005 | 391 | $10.06 to $10.12 | 3,939 | 0.05% | 1.00% to 1.75% | 0.60% to 1.10% |
| 2004 | 402 | $10.00 | 4,017 | (c) | 1.00% to 1.25% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING GET U.S. Core Portfolio - Series 8 | | | | | | |
| 2006 | 137 | $10.98 to $10.99 | 1,507 | 1.77% | 1.75% | 8.71% to 8.81% |
| 2005 | 154 | $10.10 | 1,556 | (d) | 1.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 9 | | | | | | |
| 2006 | 16 | $10.79 to $10.80 | 168 | 1.48% | 1.75% | 8.22% |
| 2005 | 22 | $9.97 to $9.98 | 220 | (d) | 1.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING GET U.S. Core Portfolio - Series 10 | | | | | | |
| 2006 | 7 | $10.76 | 76 | 0.84% | 1.75% | 7.82% |
| 2005 | 11 | $9.98 | 107 | (d) | 1.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

377

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING GET U.S. Core Portfolio - Series 11 | | | | | | |
| 2006 | 4 | $10.62 | $ 47 | 0.08% | 1.75% | 5.99% to 6.09% |
| 2005 | 8 | $10.01 to $10.02 | 80 | (d) | 1.15% to 1.25% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Global Science and Technology Portfolio - Class I | | | | | | |
| 2006 | 8,763 | $4.14 to $13.50 | 37,594 | 0.00% | 0.00% to 1.60% | 5.60% to 7.21% |
| 2005 | 10,034 | $3.92 to $11.04 | 40,552 | - | 0.00% to 1.50% | 10.06% to 11.83% |
| 2004 | 11,027 | $3.56 to $10.00 | 40,737 | - | 0.00% to 1.50% | -2.73% to 132.01% |
| 2003 | 12,668 | $3.64 to $10.26 | 47,295 | - | 0.25% to 1.50% | 43.36% to 45.25% |
| 2002 | 8,904 | $2.53 to $2.64 | 23,001 | - | 0.00% to 1.50% | -42.16% to -41.49% |
| ING VP Growth Portfolio - Class I | | | | | | |
| 2006 | 4,698 | $5.88 to $16.86 | 67,837 | 0.06% | 0.00% to 1.50% | 1.12% to 2.69% |
| 2005 | 5,519 | $5.81 to $16.49 | 78,900 | 0.68% | 0.00% to 1.50% | 7.77% to 9.38% |
| 2004 | 6,937 | $5.37 to $15.14 | 89,883 | 0.12% | 0.00% to 1.50% | 5.63% to 6.92% |
| 2003 | 7,779 | $5.06 to $14.18 | 95,972 | - | 0.25% to 1.50% | 28.43% to 30.14% |
| 2002 | 7,963 | $3.92 to $10.79 | 76,539 | - | 0.00% to 1.50% | -30.00% to -29.19% |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2006 | 26,449 | $9.36 to $23.55 | 539,452 | 1.08% | 0.00% to 1.95% | 12.29% to 14.59% |
| 2005 | 29,222 | $11.05 to $20.64 | 532,133 | 1.22% | 0.00% to 1.85% | 3.46% to 5.37% |
| 2004 | 32,461 | $10.67 to $19.66 | 562,520 | 0.99% | 0.00% to 1.95% | 8.92% to 10.32% |
| 2003 | 31,590 | $9.74 to $17.85 | 503,421 | 1.04% | 0.25% to 1.50% | 24.22% to 25.85% |
| 2002 | 29,577 | $8.36 to $14.03 | 378,460 | 0.24% | 0.00% to 1.50% | -22.70% to -21.80% |
| ING VP Index Plus LargeCap Portfolio - Class S | | | | | | |
| 2006 | 1 | $11.63 | 7 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

## VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Index Plus MidCap Portfolio - Class I** | | | | | | |
| 2006 | 18,518 | $12.68 to $25.09 | $ 421,728 | 0.62% | 0.00% to 1.95% | 7.28% to 9.43% |
| 2005 | 19,654 | $12.22 to $23.22 | 416,465 | 0.44% | 0.00% to 1.95% | 9.08% to 11.15% |
| 2004 | 18,764 | $11.22 to $20.56 | 361,470 | 0.40% | 0.00% to 1.85% | 14.85% to 16.29% |
| 2003 | 14,056 | $10.18 to $17.68 | 233,761 | 0.39% | 0.25% to 1.50% | 30.49% to 32.14% |
| 2002 | 11,364 | $12.33 to $13.38 | 144,261 | 0.45% | 0.00% to 1.50% | -13.40% to -12.40% |
| **ING VP Index Plus MidCap Portfolio - Class S** | | | | | | |
| 2006 | 4 | $11.19 | 43 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | | | | |
| 2006 | 10,525 | $13.03 to $20.09 | 189,877 | 0.41% | 0.00% to 1.95% | 11.75% to 13.78% |
| 2005 | 11,258 | $12.34 to $17.88 | 182,246 | 0.30% | 0.00% to 1.85% | 5.65% to 7.65% |
| 2004 | 10,466 | $11.68 to $16.34 | 158,486 | 0.15% | 0.00% to 1.85% | 20.22% to 21.76% |
| 2003 | 7,540 | $10.20 to $13.42 | 93,931 | 17.00% | 0.25% to 1.50% | 34.15% to 35.83% |
| 2002 | 5,909 | $8.96 to $9.88 | 54,579 | 0.17% | 0.00% to 1.50% | -14.50% to -13.51% |
| **ING VP Index Plus SmallCap Portfolio - Class S** | | | | | | |
| 2006 | 5 | $11.44 | 52 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP International Equity Portfolio - Class I** | | | | | | |
| 2006 | 1,702 | $9.49 to $17.15 | 22,626 | 1.57% | 0.00% to 1.50% | 21.63% to 23.43% |
| 2005 | 1,504 | $7.77 to $14.05 | 16,979 | 0.92% | 0.00% to 1.50% | 1.92% to 16.90% |
| 2004 | 1,509 | $6.71 to $12.18 | 14,340 | 1.20% | 0.00% to 1.50% | 15.42% to 32.77% |
| 2003 | 1,451 | $5.79 to $10.52 | 11,933 | 1.01% | 0.25% to 1.50% | 30.10% to 31.82% |
| 2002 | 1,316 | $4.43 to $6.40 | 8,248 | 0.22% | 0.00% to 1.50% | -27.77% to -26.93% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP International Equity Portfolio - Class S | | | | | | |
| 2006 | 1 | $12.96 | $ 18 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Small Company Portfolio - Class I | | | | | | |
| 2006 | 6,886 | $13.75 to $29.99 | 169,087 | 0.39% | 0.00% to 1.50% | 15.06% to 16.80% |
| 2005 | 7,440 | $12.03 to $25.78 | 158,729 | 0.14% | 0.00% to 1.50% | 8.64% to 10.28% |
| 2004 | 9,070 | $11.02 to $23.47 | 175,779 | 0.28% | 0.00% to 1.50% | 12.69% to 14.09% |
| 2003 | 9,733 | $9.73 to $20.60 | 167,432 | 0.25% | 0.25% to 1.50% | 35.44% to 37.18% |
| 2002 | 9,115 | $7.15 to $14.86 | 115,085 | 0.48% | 0.00% to 1.50% | -24.37% to -23.50% |
| ING VP Small Company Portfolio - Class S | | | | | | |
| 2006 | 1 | $11.80 | 11 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Value Opportunity Portfolio - Class I | | | | | | |
| 2006 | 4,980 | $11.84 to $23.34 | 96,810 | 1.43% | 0.00% to 1.60% | 14.29% to 16.06% |
| 2005 | 5,822 | $10.27 to $20.11 | 97,980 | 1.77% | 0.00% to 1.50% | 5.44% to 7.03% |
| 2004 | 6,985 | $9.66 to $18.79 | 110,369 | 0.80% | 0.00% to 1.50% | 8.48% to 9.86% |
| 2003 | 8,963 | $8.85 to $17.11 | 133,176 | 0.77% | 0.25% to 1.50% | 22.79% to 24.30% |
| 2002 | 9,633 | $9.09 to $13.82 | 115,345 | 0.46% | 0.00% to 1.50% | -27.07% to -26.22% |
| ING VP Financial Services Portfolio - Class I | | | | | | |
| 2006 | 263 | $13.63 to $14.20 | 3,621 | 1.26% | 0.40% to 1.50% | 15.70% to 16.81% |
| 2005 | 66 | $11.78 to $12.17 | 790 | 1.22% | 0.60% to 1.50% | 6.38% to 6.90% |
| 2004 | 17 | $11.12 to $11.44 | 194 | (c) | 0.75% to 1.25% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | | | | |
| 2006 | 7,376 | $14.78 to $18.51 | $ 123,753 | 2.42% | 0.30% to 1.55% | 27.45% to 29.01% |
| 2005 | 5,941 | $12.35 to $14.45 | 78,444 | 2.43% | 0.00% to 1.55% | 7.82% to 9.15% |
| 2004 | 4,834 | $11.49 to $13.33 | 58,379 | 1.23% | 0.30% to 1.50% | 15.63% to 16.94% |
| 2003 | 3,157 | $10.17 to $11.47 | 32,591 | 1.19% | 0.40% to 1.50% | 27.92% to 29.37% |
| 2002 | 1,603 | $7.95 to $8.07 | 12,825 | 0.86% | 0.45% to 1.50% | -16.56% to -16.17% |
| **ING VP International Value Portfolio - Class S** | | | | | | |
| 2006 | 5 | $13.36 | 60 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | | | | |
| 2006 | 509 | $11.77 to $12.55 | 6,141 | 0.00% | 0.40% to 1.50% | 6.21% to 7.25% |
| 2005 | 467 | $11.08 to $12.83 | 5,277 | - | 0.50% to 1.50% | 0.87% to 9.78% |
| 2004 | 536 | $10.19 to $11.43 | 5,546 | - | 0.55% to 1.50% | 9.81% to 20.57% |
| 2003 | 447 | $9.28 to $9.50 | 4,191 | - | 0.55% to 1.50% | 34.69% to 35.91% |
| 2002 | 66 | $6.89 to $6.99 | 457 | - | 0.55% to 1.50% | -26.79% to -26.57% |
| **ING VP MidCap Opportunities Portfolio - Class S** | | | | | | |
| 2006 | - | $11.20 | 3 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Real Estate Portfolio - Class I** | | | | | | |
| 2006 | 4,158 | $16.05 to $21.28 | 86,706 | 2.35% | 0.30% to 1.50% | 34.18% to 35.59% |
| 2005 | 3,048 | $15.04 to $15.75 | 47,193 | 2.69% | 0.00% to 1.50% | 10.81% to 11.90% |
| 2004 | 1,960 | $13.58 to $13.95 | 27,225 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | | | | |
| 2006 | 1,122 | $8.77 to $13.46 | $ 10,191 | 0.00% | 0.40% to 1.50% | 10.87% to 12.17% |
| 2005 | 1,146 | $7.91 to $8.97 | 9,331 | - | 0.40% to 1.50% | 1.86% to 8.64% |
| 2004 | 1,087 | $7.36 to $8.08 | 8,178 | - | 0.40% to 1.50% | 8.53% to 16.59% |
| 2003 | 1,170 | $6.78 to $6.96 | 8,045 | - | 0.40% to 1.50% | 36.69% to 38.10% |
| 2002 | 446 | $4.96 to $5.04 | 2,239 | - | 0.45% to 1.50% | -44.29% to -44.13% |
| **ING VP SmallCap Opportunities Portfolio - Class S** | | | | | | |
| 2006 | 1 | $11.50 | 10 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Balanced Portfolio - Class I** | | | | | | |
| 2006 | 24,020 | $11.74 to $38.67 | 588,364 | 2.43% | 0.00% to 1.95% | 7.84% to 9.99% |
| 2005 | 27,567 | $11.37 to $35.49 | 637,454 | 2.34% | 0.00% to 1.50% | 2.69% to 4.25% |
| 2004 | 30,971 | $11.05 to $34.36 | 692,148 | 1.99% | 0.00% to 1.50% | 7.78% to 9.12% |
| 2003 | 31,363 | $10.22 to $31.70 | 659,370 | 1.96% | 0.25% to 1.50% | 17.10% to 18.62% |
| 2002 | 32,476 | $10.03 to $26.92 | 597,925 | 1.06% | 0.00% to 1.50% | -11.64% to -10.62% |
| **ING VP Intermediate Bond Portfolio - Class I** | | | | | | |
| 2006 | 19,472 | $10.56 to $87.81 | 400,146 | 3.99% | 0.00% to 1.95% | 2.02% to 4.12% |
| 2005 | 19,951 | $10.32 to $76.25 | 405,018 | 3.79% | 0.00% to 1.90% | 1.37% to 3.16% |
| 2004 | 20,579 | $10.21 to $74.70 | 407,745 | 1.50% | 0.00% to 1.95% | 3.31% to 4.59% |
| 2003 | 20,885 | $10.04 to $71.97 | 408,185 | 1.72% | 0.25% to 1.50% | 4.71% to 6.06% |
| 2002 | 24,208 | $13.07 to $68.41 | 458,178 | 3.22% | 0.00% to 1.50% | 6.72% to 7.96% |
| **ING VP Intermediate Bond Portfolio - Class S** | | | | | | |
| 2006 | 1 | $10.05 | 12 | (e) | 0.35% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**VARIABLE ANNUITY ACCOUNT C OF**
**ING LIFE INSURANCE AND ANNUITY COMPANY**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Money Market Portfolio - Class I | | | | | | |
| 2006 | 19,298 | $10.51 to $53.71 | $ 362,772 | 2.23% | 0.00% to 1.50% | 3.32% to 4.92% |
| 2005 | 14,234 | $10.15 to $51.39 | 210,711 | 1.20% | 0.00% to 1.50% | 1.47% to 3.03% |
| 2004 | 14,934 | $9.98 to $50.07 | 216,952 | 1.09% | 0.00% to 1.50% | -0.49% to 0.76% |
| 2003 | 17,666 | $10.00 to $49.72 | 257,477 | 1.79% | 0.25% to 1.50% | -0.61% to .66% |
| 2002 | 23,887 | $11.78 to $49.45 | 368,846 | 3.78% | 0.00% to 1.50% | 0.11% to 1.27% |
| ING VP Natural Resources Trust | | | | | | |
| 2006 | 2,618 | $16.33 to $34.00 | 72,981 | 0.00% | 0.00% to 1.50% | 19.95% to 21.73% |
| 2005 | 2,489 | $17.05 to $27.93 | 57,780 | 0.04% | 0.00% to 1.50% | 21.91% to 42.86% |
| 2004 | 1,267 | $12.03 to $19.55 | 20,790 | 0.82% | 0.00% to 1.50% | 11.01% to 30.41% |
| 2003 | 940 | $10.76 to $17.40 | 13,971 | - | 0.25% to 1.50% | 28.54% to 30.12% |
| 2002 | 1,022 | $8.30 to $13.46 | 11,897 | 0.18% | 0.00% to 1.50% | -3.56% to -2.54% |
| Janus Adviser Balanced Fund - Class S | | | | | | |
| 2006 | - | $13.28 | 1 | 1.49% | 1.00% | 9.30% |
| 2005 | - | $12.15 | 1 | - | 1.00% | 6.58% |
| 2004 | - | $11.40 | - | (c) | 1.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Janus Aspen Series Balanced Portfolio - Institutional Shares | | | | | | |
| 2006 | 14 | $12.22 to $29.45 | 394 | 1.90% | 0.40% to 1.45% | 9.10% to 10.17% |
| 2005 | 20 | $12.45 to $26.93 | 508 | 0.01% | 0.50% to 1.50% | 6.38% to 7.28% |
| 2004 | 16,735 | $10.06 to $26.46 | 356,943 | 2.17% | 0.00% to 1.95% | 6.91% to 8.29% |
| 2003 | 19,201 | $9.36 to $24.66 | 385,094 | 2.22% | 0.25% to 1.50% | 12.34% to 13.76% |
| 2002 | 19,717 | $8.29 to $21.87 | 353,540 | 2.57% | 0.00% to 1.50% | -7.84% to -6.77% |
| Janus Aspen Series Flexible Bond Portfolio - Institutional Shares | | | | | | |
| 2006 | 6 | $14.25 to $21.18 | 114 | 4.37% | 0.50% to 1.25% | 2.97% to 3.71% |
| 2005 | 7 | $14.34 to $20.57 | 146 | 0.02% | 0.55% to 1.25% | 0.73% to 1.39% |
| 2004 | 4,497 | $10.30 to $21.35 | 78,169 | 5.55% | 0.00% to 1.50% | 2.39% to 3.69% |
| 2003 | 5,268 | $10.03 to $20.59 | 89,994 | 4.83% | 0.25% to 1.50% | 4.82% to 6.09% |
| 2002 | 5,626 | $12.74 to $19.53 | 92,271 | 4.52% | 0.00% to 1.50% | 8.83% to 10.09% |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares | | | | | | |
| 2006 | 8 | $11.96 to $22.00 | $ 148 | 0.43% | 0.50% to 1.40% | 9.82% to 10.86% |
| 2005 | 11 | $9.95 to $18.49 | 185 | - | 0.30% to 1.40% | 2.84% to 3.90% |
| 2004 | 12,324 | $9.60 to $19.79 | 199,501 | 0.13% | 0.00% to 1.50% | 2.98% to 4.25% |
| 2003 | 15,153 | $9.27 to $19.13 | 239,988 | 0.09% | 0.25% to 1.50% | 29.72% to 31.47% |
| 2002 | 16,346 | $7.70 to $14.67 | 199,166 | - | 0.00% to 1.50% | -27.61% to -26.77% |
| Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares | | | | | | |
| 2006 | 19 | $15.92 to $26.46 | 466 | 0.00% | 0.25% to 1.45% | 11.97% to 13.37% |
| 2005 | 22 | $14.12 to $23.58 | 489 | - | 0.25% to 1.50% | 10.59% to 11.99% |
| 2004 | 25,472 | $10.94 to $24.72 | 458,336 | - | 0.00% to 1.50% | 18.99% to 20.42% |
| 2003 | 30,177 | $9.11 to $20.68 | 459,241 | - | 0.25% to 1.50% | 33.11% to 34.86% |
| 2002 | 31,862 | $7.88 to $15.46 | 369,184 | - | 0.00% to 1.50% | -29.01% to -28.04% |
| Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares | | | | | | |
| 2006 | 15 | $12.54 to $28.51 | 353 | 1.61% | 0.45% to 1.25% | 16.74% to 17.68% |
| 2005 | 19 | $10.68 to $21.50 | 381 | - | 0.30% to 1.25% | 4.57% to 5.53% |
| 2004 | 24,107 | $9.48 to $23.32 | 425,591 | 0.95% | 0.00% to 1.50% | 3.20% to 4.47% |
| 2003 | 31,018 | $9.09 to $22.51 | 536,188 | 1.06% | 0.25% to 1.50% | 22.11% to 23.74% |
| 2002 | 36,207 | $7.94 to $18.36 | 513,443 | 0.87% | 0.00% to 1.50% | -26.61% to -25.61% |
| Legg Mason Value Trust, Inc. - Primary Class | | | | | | |
| 2006 | 125 | $12.08 | 1,514 | 0.00% | 1.05% | 4.77% |
| 2005 | 115 | $11.53 | 1,329 | (d) | 1.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| LKCM Aquinas Growth Fund | | | | | | |
| 2006 | 17 | $10.87 | 183 | (e) | 0.90% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Lord Abbett Affiliated Fund - Class A** | | | | | | |
| 2006 | 95 | $12.89 to $13.39 | $ 1,244 | 1.35% | 0.45% to 1.75% | 15.73% to 16.71% |
| 2005 | 66 | $11.19 to $11.37 | 747 | 1.86% | 0.75% to 1.60% | 1.81% to 2.44% |
| 2004 | 20 | $11.02 to $11.10 | 222 | (c) | 0.65% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Mid-Cap Value Fund, Inc. - Class A** | | | | | | |
| 2006 | 75 | $13.96 to $16.97 | 1,081 | 0.56% | 0.50% to 1.75% | 10.36% to 11.81% |
| 2005 | 63 | $12.65 to $15.26 | 818 | 0.54% | 0.50% to 1.75% | 6.47% to 7.65% |
| 2004 | 24 | $11.91 to $14.25 | 290 | (c) | 0.50% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Small-Cap Value Fund - Class A** | | | | | | |
| 2006 | 88 | $15.44 to $15.91 | 1,379 | 0.00% | 0.70% to 1.75% | 18.40% to 19.56% |
| 2005 | 74 | $13.04 to $13.31 | 980 | - | 0.70% to 1.75% | 11.41% to 12.42% |
| 2004 | 45 | $11.74 to $11.84 | 530 | (c) | 0.65% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **Lord Abbett Series Fund - Growth and Income Portfolio - Class VC** | | | | | | |
| 2006 | 10,542 | $12.67 to $13.95 | 142,215 | 1.27% | 0.40% to 1.95% | 14.99% to 16.74% |
| 2005 | 10,457 | $11.40 to $12.44 | 122,782 | 1.01% | 0.45% to 1.50% | 0.17% to 2.84% |
| 2004 | 9,581 | $11.21 to $11.85 | 109,667 | 1.07% | 0.45% to 1.95% | 10.99% to 14.71% |
| 2003 | 4,951 | $10.10 to $10.44 | 50,532 | 0.93% | 0.45% to 1.50% | 28.99% to 30.39% |
| 2002 | 1,545 | $7.83 to $7.93 | 12,172 | 1.05% | 0.55% to 1.50% | -19.17% to -18.81% |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | | | | |
| 2006 | 10,067 | $12.72 to $18.67 | 156,234 | 0.50% | 0.25% to 1.50% | 10.54% to 11.88% |
| 2005 | 10,499 | $12.93 to $16.80 | 147,309 | 0.51% | 0.30% to 1.50% | 6.67% to 7.94% |
| 2004 | 7,424 | $12.45 to $15.68 | 96,241 | 0.40% | 0.00% to 1.50% | 22.18% to 36.28% |
| 2003 | 2,735 | $10.19 to $12.77 | 28,509 | 0.67% | 0.45% to 1.50% | 22.92% to 24.05% |
| 2002 | 1,213 | $8.29 to $8.41 | 10,124 | 1.08% | 0.55% to 1.50% | -10.91% to -10.64% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Massachusetts Investors Growth Stock Fund - Class A | | | | | | |
| 2006 | 52 | $11.38 to $11.61 | $ 596 | 0.00% | 0.80% to 1.50% | 6.37% to 6.61% |
| 2005 | 39 | $10.79 to $10.89 | 421 | (f) | 0.80% to 1.30% | (f) |
| 2004 | 17 | $10.55 to $10.58 | 180 | (c) | 0.70% to 0.95% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| MFS® Total Return Series - Initial Class | | | | | | |
| 2006 | 4,962 | $16.26 to $16.40 | 81,020 | 2.29% | 1.00% to 1.10% | 10.69% to 10.81% |
| 2005 | 5,612 | $14.69 to $14.80 | 82,747 | 1.99% | 1.00% to 1.10% | 1.66% to 1.79% |
| 2004 | 5,159 | $14.45 to $14.54 | 74,758 | 1.56% | 1.00% to 1.10% | 10.14% to 10.24% |
| 2003 | 4,414 | $13.12 to $13.19 | 58,033 | 1.66% | 1.00% to 1.10% | 14.99% to 15.20% |
| 2002 | 3,443 | $11.41 to $11.45 | 39,338 | 1.50% | 1.00% to 1.10% | -6.21% to -6.11% |
| Moderate Allocation Portfolio | | | | | | |
| 2006 | 2 | $12.71 | 25 | (e) | 0.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| Neuberger Berman Socially Responsive Fund® - Trust Class | | | | | | |
| 2006 | 48 | $10.68 to $10.77 | 519 | (e) | 0.40% to 1.50% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| New Perspective Fund®, Inc. - Class R-3 | | | | | | |
| 2006 | 83 | $14.18 to $14.75 | 1,204 | 1.64% | 0.20% to 1.55% | 18.17% to 19.17% |
| 2005 | 40 | $12.16 to $12.36 | 486 | 1.45% | 0.25% to 1.10% | 9.98% to 10.56% |
| 2004 | 18 | $11.12 to $11.17 | 204 | (c) | 0.30% to 0.80% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| New Perspective Fund®, Inc. - Class R-4 | | | | | | |
| 2006 | 1,896 | $13.57 to $15.13 | $ 27,925 | 1.55% | 0.30% to 1.50% | 18.09% to 19.46% |
| 2005 | 1,760 | $11.44 to $12.78 | 22,033 | 1.87% | 0.00% to 1.50% | 9.56% to 10.64% |
| 2004 | 762 | $11.30 to $11.66 | 8,638 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Oppenheimer Capital Appreciation Fund - Class A | | | | | | |
| 2006 | 36 | $11.24 to $11.54 | 414 | 0.00% | 0.55% to 1.45% | 6.62% to 6.79% |
| 2005 | 30 | $10.65 to $10.76 | 316 | 0.75% | 0.70% to 1.25% | 3.40% to 3.96% |
| 2004 | 21 | $10.27 to $10.36 | 217 | (c) | 0.65% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Oppenheimer Developing Markets Fund - Class A | | | | | | |
| 2006 | 3,743 | $17.39 to $52.76 | 163,882 | 1.30% | 0.30% to 1.75% | 23.14% to 24.56% |
| 2005 | 3,268 | $17.98 to $41.82 | 115,468 | 1.74% | 0.50% to 1.65% | 38.95% to 40.45% |
| 2004 | 1,557 | $12.94 to $29.69 | 37,377 | 2.10% | 0.55% to 1.65% | 31.71% |
| 2003 | 429 | $14.57 | 6,248 | 4.56% | 1.00% | 63.52% |
| 2002 | 145 | $8.91 | 1,294 | 2.50% | 1.00% | -2.58% |
| Oppenheimer Global Fund - Class A | | | | | | |
| 2006 | 7 | $19.08 | 130 | 0.95% | 1.00% | 16.20% |
| 2005 | 3 | $16.42 | 50 | - | 1.00% | 12.70% |
| 2004 | - | $14.57 | 4 | (c) | 1.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Oppenheimer Main Street Fund® - Class A | | | | | | |
| 2006 | 14 | $12.37 to $12.85 | 175 | 1.53% | 0.45% to 1.75% | 13.25% to 13.86% |
| 2005 | 2 | $11.02 to $11.14 | 22 | - | 0.90% to 1.45% | 4.80% |
| 2004 | 1 | $10.56 to $10.63 | 13 | (c) | 0.90% to 1.60% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Oppenheimer Aggressive Growth Fund/VA | | | | | | |
| 2006 | - | $10.42 | $ 1 | 0.00% | 1.25% | 1.66% |
| 2005 | - | - | 3 | - | - | - |
| 2004 | - | - | 3 | - | 1.25% | - |
| 2003 | - | - | 4 | - | 1.25% | - |
| 2002 | - | - | 3 | (a) | 1.25% | (a) |
| Oppenheimer Global Securities/VA | | | | | | |
| 2006 | 32 | $14.74 to $25.34 | 765 | 1.02% | 0.45% to 1.80% | 16.01% to 17.15% |
| 2005 | 35 | $12.74 to $21.63 | 711 | 2.11% | 0.45% to 1.85% | 12.61% to 13.78% |
| 2004 | 22,250 | $11.36 to $19.26 | 410,368 | 1.10% | 0.00% to 1.80% | 17.37% to 18.89% |
| 2003 | 16,092 | $10.51 to $16.20 | 251,043 | 0.55% | 0.25% to 1.50% | 40.97% to 43.00% |
| 2002 | 10,640 | $10.74 to $11.36 | 117,400 | 0.51% | 0.00% to 1.50% | -23.30% to -22.41% |
| Oppenheimer Main Street Fund®/VA | | | | | | |
| 2006 | 13 | $9.60 to $10.78 | 123 | 1.67% | 1.25% to 1.50% | 13.34% to 13.59% |
| 2005 | - | - | 41 | - | - | - |
| 2004 | - | - | 43 | - | 1.25% to 1.50% | - |
| 2003 | - | - | 32 | - | 1.25% to 1.50% | - |
| 2002 | - | - | 28 | (a) | 1.25% to 1.50% | (a) |
| Oppenheimer Main Street Small Cap Fund®/VA | | | | | | |
| 2006 | 351 | $13.26 to $15.26 | 4,722 | 0.10% | 0.30% to 1.50% | 13.33% to 14.43% |
| 2005 | 89 | $11.70 to $13.40 | 1,052 | 2.38% | 0.50% to 1.50% | 8.62% |
| 2004 | - | $12.30 | 5 | (c) | 1.25% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Oppenheimer Strategic Bond Fund/VA | | | | | | |
| 2006 | 8 | $14.81 to $16.02 | 128 | 3.91% | 0.55% to 1.45% | 5.94% to 6.87% |
| 2005 | 11 | $13.98 to $15.10 | 154 | 9.58% | 0.45% to 1.45% | 1.16% to 2.17% |
| 2004 | 3,306 | $10.88 to $14.98 | 47,078 | 4.44% | 0.00% to 1.95% | 7.08% to 8.47% |
| 2003 | 2,470 | $10.31 to $13.81 | 32,607 | 5.57% | 0.25% to 1.50% | 16.27% to 17.73% |
| 2002 | 1,474 | $11.06 to $11.73 | 16,662 | 6.58% | 0.00% to 1.50% | 5.84% to 7.07% |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B]<br>(lowest to highest) | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Pax World Balanced Fund, Inc. | | | | | | |
| 2006 | 4,112 | $11.83 to $12.90 | $ 50,097 | 1.66% | 0.30% to 1.75% | 9.03% to 10.07% |
| 2005 | 4,818 | $10.85 to $11.76 | 54,353 | 1.65% | 0.00% to 1.65% | 3.72% to 4.87% |
| 2004 | 1,550 | $10.45 to $11.12 | 16,523 | 0.96% | 0.55% to 1.65% | 11.98% to 12.45% |
| 2003 | 378 | $9.43 to $9.56 | 3,605 | 1.04% | 0.85% to 1.25% | 15.85% to 16.30% |
| 2002 | 195 | $8.14 to $8.22 | 1,605 | 1.68% | 0.85% to 1.25% | -9.77% |
| PIMCO Real Return Portfolio - Administrative Class | | | | | | |
| 2006 | 2,338 | $10.15 to $11.19 | 25,436 | 4.36% | 0.00% to 1.50% | -0.74% to 0.36% |
| 2005 | 2,096 | $10.52 to $11.10 | 22,843 | 3.20% | 0.40% to 1.50% | 0.56% to 1.48% |
| 2004 | 882 | $10.43 to $10.83 | 9,519 | (c) | 0.60% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Pioneer Fund - Class A | | | | | | |
| 2006 | 3 | $15.26 | 46 | 1.12% | 1.00% | 15.26% |
| 2005 | 2 | $13.24 | 25 | - | 1.00% | 5.33% |
| 2004 | - | $12.57 | 1 | (c) | 1.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Pioneer High Yield Fund - Class A | | | | | | |
| 2006 | 161 | $11.33 to $11.78 | 1,880 | 4.89% | 0.40% to 1.75% | 8.63% to 10.10% |
| 2005 | 70 | $10.43 to $10.69 | 742 | 4.75% | 0.45% to 1.75% | 0.67% to 1.72% |
| 2004 | 42 | $10.38 to $10.48 | 437 | (c) | 0.60% to 1.65% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Pioneer Equity Income VCT Portfolio - Class I | | | | | | |
| 2006 | 8,116 | $13.06 to $17.75 | 119,307 | 2.59% | 0.35% to 1.95% | 20.07% to 22.02% |
| 2005 | 5,640 | $11.48 to $14.64 | 69,926 | 2.66% | 0.30% to 1.60% | 3.28% to 5.40% |
| 2004 | 2,471 | $11.02 to $13.99 | 28,279 | 2.17% | 0.00% to 1.95% | 14.64% to 17.70% |
| 2003 | 1,096 | $9.61 to $12.14 | 10,691 | 2.39% | 0.45% to 1.50% | 20.73% to 21.93% |
| 2002 | 472 | $7.96 to $8.07 | 3,782 | 2.54% | 0.55% to 1.50% | -16.99% to -16.62% |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio^A | Expense Ratio^B (lowest to highest) | Total Return^C (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Fund VCT Portfolio - Class I | | | | | | |
| 2006 | 772 | $12.05 to $13.90 | $ 9,713 | 1.36% | 0.15% to 1.70% | 14.87% to 16.00% |
| 2005 | 409 | $10.49 to $11.52 | 4,548 | 1.37% | 0.50% to 1.50% | 4.59% to 5.60% |
| 2004 | 256 | $10.03 to $10.94 | 2,601 | 1.16% | 0.55% to 1.50% | 9.62% to 10.60% |
| 2003 | 165 | $9.15 to $9.37 | 1,522 | 1.13% | 0.55% to 1.50% | 21.84% to 23.13% |
| 2002 | 57 | $7.51 to $7.61 | 432 | 1.24% | 0.55% to 1.50% | -20.16% to -19.80% |
| Pioneer High Yield VCT Portfolio - Class I | | | | | | |
| 2006 | 1,065 | $11.36 to $11.75 | 12,297 | 5.72% | 0.40% to 1.50% | 6.92% to 8.10% |
| 2005 | 646 | $10.67 to $10.94 | 6,949 | 5.69% | 0.00% to 1.50% | 0.38% to 1.31% |
| 2004 | 419 | $10.63 to $11.03 | 4,468 | (c) | 0.65% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Pioneer Mid Cap Value VCT Portfolio - Class I | | | | | | |
| 2006 | 4,709 | $12.36 to $19.37 | 81,306 | 1.03% | 0.15% to 1.80% | 10.82% to 12.13% |
| 2005 | 4,927 | $12.39 to $17.38 | 77,468 | 0.33% | 0.00% to 1.60% | 6.17% to 7.30% |
| 2004 | 3,402 | $11.67 to $16.27 | 49,664 | 0.27% | 0.00% to 1.60% | 20.27% to 21.91% |
| 2003 | 983 | $10.27 to $13.46 | 11,735 | 0.16% | 0.55% to 1.50% | 35.44% to 36.73% |
| 2002 | 245 | $8.70 to $8.82 | 2,143 | 0.33% | 0.55% to 1.50% | -12.53% to -12.05% |
| T. Rowe Price Mid-Cap Value Fund - R Class | | | | | | |
| 2006 | 69 | $14.34 to $14.85 | 1,010 | 0.61% | 0.35% to 1.55% | 18.15% to 19.08% |
| 2005 | 63 | $12.20 to $12.42 | 775 | 0.29% | 0.50% to 1.45% | 5.72% to 6.70% |
| 2004 | 53 | $11.54 to $11.64 | 619 | (c) | 0.50% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| T. Rowe Price Value Fund - Advisor Class | | | | | | |
| 2006 | 3 | $11.45 | 30 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Templeton Foreign Fund - Class A | | | | | | |
| 2006 | 59 | $14.54 to $15.06 | $ 876 | 2.28% | 0.55% to 1.75% | 18.01% to 19.06% |
| 2005 | 51 | $12.36 to $12.59 | 637 | 1.84% | 0.70% to 1.65% | 8.80% to 9.86% |
| 2004 | 39 | $11.36 to $11.46 | 450 | (c) | 0.65% to 1.65% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Templeton Growth Fund, Inc. - Class A | | | | | | |
| 2006 | 48 | $11.63 to $14.66 | 693 | 2.24% | 0.85% to 1.70% | 19.95% to 20.69% |
| 2005 | 31 | $11.98 to $12.15 | 371 | 2.78% | 0.80% to 1.55% | 6.83% to 7.00% |
| 2004 | 5 | $11.26 to $11.31 | 61 | (c) | 0.95% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Templeton Global Bond Fund - Class A | | | | | | |
| 2006 | 2,522 | $11.13 to $19.67 | 33,054 | 5.57% | 0.00% to 1.50% | 11.73% to 12.85% |
| 2005 | 1,327 | $11.07 to $16.96 | 15,341 | 5.36% | 0.50% to 1.50% | -3.59% to -4.49% |
| 2004 | 572 | $11.59 to $17.55 | 6,775 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| The Growth Fund of America® - Class R-3 | | | | | | |
| 2006 | 584 | $10.67 to $13.63 | 7,813 | 0.76% | 0.20% to 1.55% | 8.89% to 10.29% |
| 2005 | 319 | $12.04 to $12.34 | 3,894 | 0.65% | 0.25% to 1.55% | 12.28% to 13.54% |
| 2004 | 122 | $10.74 to $10.86 | 1,320 | (c) | 0.30% to 1.45% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| The Growth Fund of America® - Class R-4 | | | | | | |
| 2006 | 14,655 | $12.90 to $13.73 | 196,584 | 0.91% | 0.30% to 1.50% | 9.29% to 10.56% |
| 2005 | 11,850 | $11.74 to $12.54 | 145,130 | 0.93% | 0.00% to 1.50% | 12.50% to 13.63% |
| 2004 | 4,738 | $10.80 to $11.14 | 51,341 | (c) | 0.45% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| The Income Fund of America® - Class R-3 | | | | | | |
| 2006 | 77 | $13.12 to $13.65 | $ 1,032 | 3.12% | 0.20% to 1.55% | 18.13% to 19.60% |
| 2005 | 26 | $11.14 to $11.38 | 295 | 3.46% | 0.30% to 1.45% | 1.73% to 2.71% |
| 2004 | 10 | $10.97 to $11.08 | 110 | (c) | 0.30% to 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| UBS U.S. Small Cap Growth Fund - Class A | | | | | | |
| 2006 | 22 | $11.88 to $12.16 | 265 | 0.00% | 0.70% to 1.50% | 7.30% to 7.61% |
| 2005 | 6 | $11.20 to $11.30 | 73 | - | 0.70% to 1.20% | 5.51% |
| 2004 | 4 | $10.71 | 48 | (c) | 0.70% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Diversified Value Portfolio | | | | | | |
| 2006 | 7 | $14.09 to $14.49 | 100 | (g) | 0.95% to 2.00% | (g) |
| 2005 | 5 | $12.09 to $12.25 | 63 | (d) | 1.25% to 2.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Equity Income Portfolio | | | | | | |
| 2006 | 17 | $13.48 to $13.81 | 235 | 1.93% | 1.10% to 2.00% | 19.36% |
| 2005 | 21 | $11.39 to $11.57 | 240 | 2.23% | 1.10% to 2.05% | 2.41% to 3.03% |
| 2004 | 18 | $11.19 to $11.23 | 208 | (c) | 1.10% to 1.65% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Small Company Growth Portfolio | | | | | | |
| 2006 | 1 | $12.51 to $12.86 | 18 | (g) | 0.95% to 2.00% | (g) |
| 2005 | - | $11.57 to $11.72 | - | (d) | 1.25% to 2.05% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Wanger Select | | | | | | |
| 2006 | 1,756 | $14.45 to $15.37 | $ 26,052 | 0.25% | 0.15% to 1.50% | 17.90% to 19.00% |
| 2005 | 559 | $12.40 to $12.94 | 6,985 | - | 0.60% to 1.50% | 8.87% to 9.69% |
| 2004 | 195 | $11.39 to $11.85 | 2,227 | (c) | 0.70% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Wanger U.S. Smaller Companies | | | | | | |
| 2006 | 1,254 | $12.52 to $14.27 | 17,111 | 0.22% | 0.15% to 1.50% | 6.31% to 7.30% |
| 2005 | 725 | $12.66 to $13.34 | 9,257 | - | 0.00% to 1.50% | 9.61% to 10.66% |
| 2004 | 186 | $11.55 to $12.12 | 2,155 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Washington Mutual Investors Fund[SM], Inc. - Class R-3 | | | | | | |
| 2006 | 301 | $12.52 to $13.02 | 3,858 | 1.62% | 0.20% to 1.55% | 15.82% to 17.24% |
| 2005 | 198 | $10.81 to $11.09 | 2,177 | 1.64% | 0.25% to 1.55% | 1.78% to 2.88% |
| 2004 | 115 | $10.66 to $10.77 | 1,232 | (c) | 0.30% to 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Washington Mutual Investors Fund[SM], Inc. - Class R-4 | | | | | | |
| 2006 | 6,828 | $12.38 to $13.21 | 88,156 | 1.90% | 0.30% to 1.50% | 16.17% to 17.48% |
| 2005 | 5,985 | $10.60 to $11.29 | 66,271 | 2.09% | 0.40% to 1.50% | 1.94% to 2.95% |
| 2004 | 3,309 | $10.80 to $11.08 | 35,859 | (c) | 0.55% to 1.50% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Wells Fargo Advantage Small Cap Value Fund - Class A | | | | | | |
| 2006 | 2 | $10.70 | 21 | (e) | 1.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

393

# VARIABLE ANNUITY ACCOUNT C OF
## ING LIFE INSURANCE AND ANNUITY COMPANY
### Notes to Financial Statements

(a) As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented.

(b) As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented.

(c) As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented.

(d) As this investment Division was not available until 2005, this data is not meaningful and therefore is not presented.

(e) As this investment Division was not available until 2006, this data is not meaningful and therefore is not presented.

(f) As this investment Division is wholly comprised of new contract bonds at December 31, 2005, this data is not meaningful and therefore is not presented.

(g) As this investment Division is wholly comprised of new contract bonds at December 31, 2006, this data is not meaningful and therefore is not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, plus the annual administrative charge and other contract charges, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

# ING Life Insurance and Annuity Company and Subsidiary
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

**Index to Consolidated Financial Statements**

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | C-2 |
| Consolidated Financial Statements: | |
| Consolidated Statements of Operations for the years ended December 31, 2006, 2005, and 2004 | C-3 |
| Consolidated Balance Sheets as of December 31, 2006 and 2005 | C-4 |
| Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2006, 2005, and 2004 | C-6 |
| Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2005, and 2004 | C-7 |
| Notes to Consolidated Financial Statements | C-9 |

# Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Operations
(In millions)

|  | | Year Ended December 31, | |
|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Revenue:** | | | |
| Net investment income | $ 1,029.7 | $ 1,037.1 | $ 998.6 |
| Fee income | 714.8 | 609.6 | 554.3 |
| Premiums | 37.5 | 43.2 | 38.5 |
| Broker-dealer commission revenue | 429.2 | 378.1 | 375.0 |
| Net realized capital gains | 3.0 | 22.0 | 10.8 |
| Other income | 15.7 | 7.7 | 1.9 |
| Total revenue | 2,229.9 | 2,097.7 | 1,979.1 |
| **Benefits and expenses:** | | | |
| Interest credited and other benefits to contractowners | 783.7 | 739.6 | 739.4 |
| Operating expenses | 568.3 | 524.3 | 459.2 |
| Broker-dealer commission expense | 429.2 | 378.1 | 375.0 |
| Amortization of deferred policy acquisition cost and value of business acquired | 21.3 | 159.9 | 127.4 |
| Interest expense | 2.9 | 1.6 | 0.6 |
| Total benefits and expenses | 1,805.4 | 1,803.5 | 1,701.6 |
| Income before income taxes | 424.5 | 294.2 | 277.5 |
| Income tax expense | 122.7 | 21.5 | 57.0 |
| Net income | $ 301.8 | $ 272.7 | $ 220.5 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
| :--- | ---: | ---: |
| | **2006** | **2005** |
| **Assets** | | |
| Investments: | | |
| Fixed maturities, available-for-sale, at fair value | | |
| (amortized cost of $15,150.1 at 2006 and $16,745.3 at 2005) | $ 15,112.2 | $ 16,740.5 |
| Equity securities, available-for-sale, at fair value | | |
| (cost of $233.6 at 2006 and $166.9 at 2005) | 251.7 | 170.1 |
| Mortgage loans on real estate | 1,879.3 | 1,396.0 |
| Policy loans | 268.9 | 262.4 |
| Other investments | 398.9 | 144.6 |
| Securities pledged | | |
| (amortized cost of $1,106.2 at 2006 and $1,260.8 at 2005) | 1,099.5 | 1,247.6 |
| Total investments | 19,010.5 | 19,961.2 |
| Cash and cash equivalents | 311.2 | 257.7 |
| Short-term investments under securities loan agreement | 283.1 | 318.1 |
| Accrued investment income | 180.4 | 203.6 |
| Receivables for securities sold | 90.1 | 4.7 |
| Reinsurance recoverable | 2,715.4 | 2,796.7 |
| Deferred policy acquisition costs | 623.6 | 512.4 |
| Value of business acquired | 1,342.9 | 1,294.4 |
| Notes receivable from affiliate | 175.0 | 175.0 |
| Short-term loan to affiliate | 45.0 | 131.0 |
| Due from affiliates | 9.1 | 18.6 |
| Property and equipment | 75.1 | 33.2 |
| Other assets | 73.8 | 49.5 |
| Assets held in separate accounts | 43,550.8 | 35,899.8 |
| Total assets | $ 68,486.0 | $ 61,655.9 |

*The accompanying notes are an integral part of these consolidated financial statements.*

C-4

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Balance Sheets
(In millions, except share data)

|  | As of December 31, | |
|  | 2006 | 2005 |
|---|---|---|
| **Liabilities and Shareholder's Equity** | | |
| Future policy benefits and claims reserves | $ 19,995.8 | $ 20,932.8 |
| Payables for securities purchased | 42.6 | 3.1 |
| Payables under securities loan agreement | 283.1 | 318.1 |
| Borrowed money | 833.2 | 941.1 |
| Due to affiliates | 82.8 | 71.9 |
| Current income taxes | 59.8 | 51.1 |
| Deferred income taxes | 246.0 | 183.1 |
| Other liabilities | 406.2 | 312.2 |
| Liabilities related to separate accounts | 43,550.8 | 35,899.8 |
| Total liabilities | 65,500.3 | 58,713.2 |
| | | |
| Shareholder's equity | | |
| Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value) | 2.8 | 2.8 |
| Additional paid-in capital | 4,299.5 | 4,549.6 |
| Accumulated other comprehensive loss | (14.0) | (5.3) |
| Retained earnings (deficit) | (1,302.6) | (1,604.4) |
| Total shareholder's equity | 2,985.7 | 2,942.7 |
| Total liabilities and shareholder's equity | $ 68,486.0 | $ 61,655.9 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Changes in Shareholder's Equity
(In millions)

| | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings (Deficit) | Total Shareholder's Equity |
|---|---|---|---|---|---|
| Balance at December 31, 2003 | | | | | |
| Excluding impact of merger | $ 2.8 | $ 4,646.5 | $ 116.0 | $ (2,119.4) | $ 2,645.9 |
| Impact of merger with affiliate | - | 3.8 | - | 23.9 | 27.7 |
| Balance at December 31, 2003 | | | | | |
| Including impact of merger | 2.8 | 4,650.3 | 116.0 | (2,095.5) | 2,673.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 220.5 | 220.5 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(53.8) pretax) | - | - | (32.2) | - | (32.2) |
| Minimum pension liability | - | - | (16.7) | - | (16.7) |
| Total comprehensive income | | | | | 171.6 |
| Dividends paid | - | (83.5) | - | - | (83.5) |
| Other | - | - | - | (2.1) | (2.1) |
| Balance at December 31, 2004 | 2.8 | 4,566.8 | 67.1 | (1,877.1) | 2,759.6 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 272.7 | 272.7 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(108.4) pretax) | - | - | (77.5) | - | (77.5) |
| Minimum pension liability ($(1.1) pretax) | - | - | 5.1 | - | 5.1 |
| Total comprehensive income | | | | | 200.3 |
| Dividends paid | - | (20.5) | - | - | (20.5) |
| Employee share-based payments | - | 3.3 | - | - | 3.3 |
| Balance at December 31, 2005 | 2.8 | 4,549.6 | (5.3) | (1,604.4) | 2,942.7 |
| Comprehensive income: | | | | | |
| Net income | - | - | - | 301.8 | 301.8 |
| Other comprehensive loss, net of tax: | | | | | |
| Change in net unrealized capital gains (losses) on securities ($(23.4) pretax) | - | - | (10.7) | - | (10.7) |
| Pension liability and FAS No. 158 transition adjustment ($3.9 pretax) | - | - | 2.5 | - | 2.5 |
| Total comprehensive income | | | | | 293.6 |
| Cumulative effect of change in accounting principle ($(0.8) pretax) | | | (0.5) | | (0.5) |
| Dividends paid | - | (256.0) | - | - | (256.0) |
| Employee share-based payments | - | 5.9 | - | - | 5.9 |
| Balance at December 31, 2006 | $ 2.8 | $ 4,299.5 | $ (14.0) | $ (1,302.6) | $ 2,985.7 |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Cash Flows from Operating Activities:** | | | |
| Net income | $ 301.8 | $ 272.7 | $ 220.5 |
| Adjustments to reconcile net income to | | | |
| net cash provided by operating activities: | | | |
| Capitalization of deferred policy acquisition costs, value | | | |
| of business acquired, and sales inducements | (191.0) | (174.0) | (168.0) |
| Amortization of deferred policy acquisition costs, | | | |
| value of business acquired, and sales inducements | 25.9 | 165.8 | 134.3 |
| Net accretion/decretion of discount/premium | 83.8 | 115.5 | 155.9 |
| Future policy benefits, claims reserves, and | | | |
| interest credited | 662.5 | 634.2 | 621.7 |
| Provision for deferred income taxes | 75.6 | 11.0 | 46.1 |
| Net realized capital gains | (3.0) | (22.0) | (10.8) |
| Depreciation | 12.6 | 12.0 | 12.4 |
| Change in: | | | |
| Accrued investment income | 23.2 | (21.6) | (3.1) |
| Reinsurance recoverable | 81.3 | 104.6 | 51.0 |
| Other receivable and assets accruals | (20.1) | 2.6 | 26.8 |
| Due to/from affiliates | 20.4 | 4.6 | (52.0) |
| Other payables and accruals | 86.3 | (49.8) | (2.1) |
| Other | 5.9 | 3.3 | (12.4) |
| Net cash provided by operating activities | 1,165.2 | 1,058.9 | 1,020.3 |
| **Cash Flows from Investing Activities:** | | | |
| Proceeds from the sale, maturity, or redemption of: | | | |
| Fixed maturities, available-for-sale | 10,355.2 | 19,232.3 | 26,791.6 |
| Equity securities, available-for-sale | 91.7 | 119.8 | 85.7 |
| Mortgage loans on real estate | 197.0 | 179.0 | 71.0 |
| Acquisition of: | | | |
| Fixed maturities, available-for-sale | (8,802.1) | (19,435.9) | (26,789.3) |
| Equity securities, available-for-sale | (149.1) | (120.4) | (81.6) |
| Mortgage loans on real estate | (680.3) | (484.8) | (406.7) |
| Policy loans | (6.5) | 0.3 | 7.6 |
| Other investments | (240.2) | (43.6) | (28.9) |
| Loans to affiliates | - | - | (175.0) |
| Purchases of property and equipment, net | (54.5) | (14.2) | (11.7) |
| Net cash provided by (used in) investing activities | 711.2 | (567.5) | (537.3) |

*The accompanying notes are an integral part of these consolidated financial statements.*

# ING Life Insurance and Annuity Company and Subsidiaries
## (A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

### Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2006 | 2005 | 2004 |
| **Cash Flows from Financing Activities:** | | | |
| Deposits received for investment contracts | 1,875.7 | 2,024.2 | 2,089.9 |
| Maturities and withdrawals from investment contracts | (3,420.7) | (2,237.5) | (1,910.4) |
| Short-term loans to affiliates | 86.0 | (106.0) | 16.4 |
| Short-term borrowings | (107.9) | (116.3) | (458.5) |
| Dividends to Parent | (256.0) | (20.5) | (83.5) |
| Net cash used in financing activities | (1,822.9) | (456.1) | (346.1) |
| Net increase in cash and cash equivalents | 53.5 | 35.3 | 136.9 |
| Cash and cash equivalents, beginning of year | 257.7 | 222.4 | 85.5 |
| Cash and cash equivalents, end of year | $ 311.2 | $ 257.7 | $ 222.4 |
| Supplemental cash flow information: | | | |
| Income taxes paid, net | $ 37.6 | $ 47.1 | $ 17.3 |
| Interest paid | $ 40.8 | $ 32.0 | $ 22.8 |

*The accompanying notes are an integral part of these consolidated financial statements.*

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

1.  **Organization and Significant Accounting Policies**

    *Basis of Presentation*

    ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

    The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA"), Directed Services LLC ("DSL"), and Northfield Windsor LLC ("NWL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

    On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions are the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

    Statement of Financial Accounting Standards ("FAS") No. 141, "Business Combinations", excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations", provide a source of guidance for such transactions. In accordance with APB Opinion No. 16, financial information of the combined entity is presented as if the entities had been combined for the full year, and all comparative financial statements are restated and presented as if the entities had previously been combined, in a manner similar to a pooling-of-interests. The Consolidated Balance Sheets and Consolidated Statements of Operations give effect to the DSL consolidation transactions as if they had occurred on January 1, 2004 and include the following:

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Total revenue | $ 594.9 | $ 507.7 | $ 476.0 |
| Net income | 35.8 | 28.2 | 21.2 |
| Additional paid-in capital: | | | |
|   Dividends paid | 25.0 | 20.5 | 13.5 |
|   Employee share-based payments | 0.1 | 0.2 | - |

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at 200 Northfield Drive, Windsor, Connecticut that will serve as the principal executive offices of the Company and as corporate offices for other Hartford based operations of the Company and its affiliates (the "Windsor Property").

On December 31, 2005, ILIAC's subsidiary, ING Insurance Company of America ("IICA"), merged with and into ILIAC. As of the merger date, IICA ceased to exist and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC, as IICA was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented.

*Description of Business*

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. These products include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

The Company has one operating segment.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Recently Adopted Accounting Standards

*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*

In September 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - An Amendment of FASB Statements No. 87, 88, 106, and 132R" ("FAS No. 158"). FAS No. 158 requires an employer to:

- Recognize in the statement of financial position, an asset for a plan's overfunded status or a liability for a plan's underfunded status;
- Measure a plan's assets and obligations that determine its funded status as of the end of the fiscal year; and
- Recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur, reporting such changes in comprehensive income.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of FAS No. 158. The effect of adopting FAS No. 158 on the Company's financial condition at December 31, 2006 is included in the accompanying consolidated financial statements. FAS No. 158 did not have a significant effect on the Company's financial condition at December 31, 2005 or 2004. The provisions regarding the change in the measurement date of postretirement benefit plans are not applicable, as the Company already uses a measurement date of December 31 for its pension plans.

The incremental effects of adopting the provisions of FAS No. 158 on the Company's Consolidated Balance Sheet at December 31, 2006, are as follows:

| | Prior to Adopting FAS No. 158 | Effects of Adopting FAS No. 158 | As Reported at December 31, 2006 |
|---|---|---|---|
| Other assets | $ 74.0 | $ (0.2) | $ 73.8 |
| Deferred income taxes | 246.3 | (0.3) | 246.0 |
| Other liabilities | 405.6 | 0.6 | 406.2 |
| Accumulated other comprehensive loss | (13.5) | (0.5) | (14.0) |

*Considering the Effects of Prior Year Misstatements*

In September 2006, the Securities and Exchange Commission ("SEC") staff issued SEC Staff Accounting Bulletin ("SAB") Topic 1N, "Financial Statements - Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 states that a registrant should quantify the effect of an error on the financial statements using a dual approach. Specifically, the amount should be computed using both the "rollover" (current year income statement perspective) and "iron curtain" (year-end balance sheet perspective) methods.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

SAB 108 was effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company's financial position.

*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*

On November 3, 2005, the FASB issued FASB Staff Position ("FSP") FAS No. 115-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP FAS No. 115-1"). FSP FAS No. 115-1 replaces the impairment evaluation guidance of the Emerging Issues Task Force ("EITF") Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1").

FSP FAS No. 115-1 addresses the determination of when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. In addition, it includes considerations for accounting subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporarily impaired. FSP FAS No. 115-1 further clarifies that an impairment loss should be recognized no later than when the impairment is deemed other-than-temporary, even if a decision to sell an impaired security has not been made. FSP FAS No. 115-1 references existing guidance on other-than-temporary impairments.

FSP FAS No. 115-1 was effective for reporting periods beginning after December 15, 2005, and was implemented by the Company during the fourth quarter of 2005. As a result of adopting FSP FAS No. 115-1, the Company recognized impairment losses of $42.6 and $5.7 for the years ended December 31, 2006 and 2005, respectively, related to investments that the Company does not have the intent and ability to retain for a period of time sufficient to allow for recovery in fair value. The required disclosures are included in the Investments footnote.

*Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights*

In June 2005, the EITF reached a consensus on EITF Issue 04-5, "Investor's Accounting for an Investment in a Limited Partnership When the Investor is the Sole General Partner and the Limited Partners Have Certain Rights" ("EITF 04-5"), which states that the general partner in a limited partnership should presume that it controls and, thus, should consolidate the limited partnership, unless the limited partners have either (a) substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (b) substantive participating rights. EITF 04-5 applies to limited partnerships that are not variable interest entities under FASB Interpretation No. 46(R): "Consolidation of Variable Interest Entities" ("FIN 46(R)"). EITF 04-5 was effective immediately for all new limited partnerships formed and for existing limited partnerships for which partnership agreements are modified after June 29, 2005, and is effective for all

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

other limited partnerships at the commencement of the first reporting period beginning after December 15, 2006.

EITF 04-5 had no impact on ILIAC as of December 31, 2006, as the Company's investments in limited partnerships are generally considered variable interest entities under FIN 46(R), and are accounted for using the cost or equity method of accounting since the Company is not the primary beneficiary. Investments in limited partnerships are included in Other investments on the Consolidated Balance Sheets.

*Share-Based Payment*

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS No. 123R"), which requires all share-based payments to employees be recognized in the financial statements based upon the fair value. FAS No. 123R was effective at the beginning of the first annual period beginning after June 15, 2005. FAS No. 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new awards granted after the effective date and unvested awards beginning in the fiscal period in which the recognition provision are first applied. Prior periods are not restated. The modified-retrospective method permits entities to restate prior periods by recognizing the compensation cost based on amounts previously reported in the pro forma footnote disclosure as required under FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS No. 123").

The Company early adopted the provisions of FAS No. 123R on January 1, 2005, using the modified-prospective method. Under the modified-prospective method, compensation cost recognized include: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2005, based on the grant-date fair value in accordance with the provisions of FAS No. 123R. Results for prior periods are not restated.

Prior to January 1, 2005, the Company applied the intrinsic value-based provisions set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by FAS No.123. No stock based employee compensation cost was recognized in the Consolidated Statement of Operations during 2004, as all options granted during the year had an exercise price equal to the market value of the underlying common stock on the date of grant. All shares granted during 2006 and 2005 were those of ING, the Company's ultimate parent.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

As a result of adopting FAS No. 123R, the Company's Net income for the years ended December 31, 2006 and 2005, was $7.1 and $5.0, respectively, lower than if it had continued to account for share-based payments under APB 25. The fair value of shares granted during 2006 and 2005 was $7.6 and $11.1, respectively, as of December 31, 2006 and 2005, and will be expensed over a vesting period of 3 years. Prior to the adoption of FAS No. 123R, no modifications were made to outstanding options, and there were no significant changes of valuation methodologies as a result of the adoption of FAS No. 123R.

### New Accounting Pronouncements

*The Fair Value Option for Financial Assets and Financial Liabilities*

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS No. 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS No. 159 is effective for fiscal years beginning after November 15, 2007, although early adoption is permitted under certain conditions. As of the effective date, the fair value option may be elected for eligible items that exist on that date. The effect of the first remeasurement to fair value shall be reported as a cumulative effect adjustment to the opening balance of retained earnings. As application of the standard is optional, any impact is limited to those financial assets and liabilities to which FAS No. 159 is applied. The Company is currently evaluating the items to which the fair value option may be applied.

*Fair Value Measurements*

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value in any new circumstances.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The provisions of FAS No. 157 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is in the process of determining the impact of adoption of FAS No. 157.

*Accounting for Uncertainty in Income Taxes*

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes."

FIN 48 prescribes a two-step process for determining the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The first step is recognition: A company first determines whether a tax position is more likely than not to be sustained upon examination, based on the technical merits of the position. The second is measurement: A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit recognized in the financial statements. The benefit under step two is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. No benefit will be recognized on tax positions that do not meet the more-likely-than-not recognition standard. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 is effective for fiscal years beginning after December 15, 2006, and was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company expects to recognize a cumulative effect of change in accounting principle between $2.5 and $5.0 as a reduction to January 1, 2007 Retained earnings.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Accounting for Servicing of Financial Assets*

In March 2006, the FASB issued FAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" ("FAS No. 156"). FAS No. 156 requires the separate recognition of servicing assets and servicing liabilities each time an obligation to service a financial asset is undertaken by entering into a servicing contract and permits the fair value measurement of servicing assets and servicing liabilities. In addition, FAS No. 156 does the following:

- Clarifies when a servicer should separately recognize servicing assets and liabilities;
- Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable;
- Permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, provided that the available-for-sale securities are identified in some manner as offsetting the exposure to changes in fair value of servicing assets and servicing liabilities that are subsequently measured at fair value; and
- Requires additional disclosures for all separately recognized servicing assets and servicing liabilities.

FAS No. 156 requirements for recognition and initial measurement of servicing assets and servicing liabilities should be applied prospectively to all transactions entered into after the beginning of the first fiscal year that commences after September 15, 2006. The Company has determined that the adoption of FAS No. 156 will not have a material effect on the financial position, results of operations, or cash flows.

*Accounting for Certain Hybrid Financial Instruments*

In February 2006, the FASB issued FAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an amendment of FASB Statements No. 133 and 140" ("FAS No. 155"), which permits the application of fair value accounting to certain hybrid financial instruments in their entirety if they contain embedded derivatives that would otherwise require bifurcation under FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). Under this approach, changes in fair value would be recognized currently in earnings. In addition, FAS No. 155 does the following:

- Clarifies which interest-only strips and principal-only strips are not subject to derivative accounting under FAS No. 133;
- Requires that interests in securitized financial assets be analyzed to identify interests that are freestanding derivatives or that are hybrid instruments that contain embedded derivatives requiring bifurcation;
- Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

▪ Allows a qualifying special-purpose entity to hold derivative financial instruments that pertain to beneficial interests, other than another derivative financial instrument.

FAS No. 155 is effective for all instruments acquired, issued, or subject to a remeasurement event, occurring after the beginning of the first fiscal year that commences after September 15, 2006, and was adopted by the Company on January 1, 2007. The Company does not expect FAS No. 155 to have a significant impact on the Company's financial position, results of operations, or cash flows.

*Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts*

In September 2005, the American Institute of Certified Public Accountants issued Statement of Position 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages, that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS No. 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS No. 97"), as investment contracts.

SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged, and was adopted by the Company on January 1, 2007. As a result of implementing SOP 05-1, the Company expects to recognize a cumulative effect of a change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

### *Reclassifications*

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

### *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

### *Investments*

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale.  Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment for related changes in experience-rated contract allocations, deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

#### *Other-Than-Temporary Impairments*

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value.  If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

*Experience-Rated Products*

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments are reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes.

*Purchases and Sales*

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

*Valuation*

The fair value for fixed maturities is largely determined by one of two pricing methods: published price quotations or valuation techniques with market inputs. Security pricing is applied using a hierarchy or "waterfall" approach, whereby prices are first sought from published price quotations, including independent pricing services or broker-dealer quotations. Published price quotations may be unavailable or deemed unreliable, due to a limited market, for securities that are rarely traded or are traded only in privately negotiated transactions. As such, fair values for the remaining securities, consisting primarily of privately placed bonds, are then determined using risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value, where applicable.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs.  If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral.  If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell.  The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).  At December 31, 2006 and 2005, the Company had no allowance for mortgage loan credit losses. The properties collateralizing mortgage loans are geographically dispersed throughout the United States, with the largest concentration of 17.7% and 22.0% of properties in California at December 31, 2006 and 2005, respectively.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates, which are obtained from third party sources and uploaded into the system. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

*Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity.  These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold.  Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral.  Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets.  The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

*Securities Lending*

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

*Derivatives*

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS No. 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also purchases options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

### *Deferred Policy Acquisition Costs and Value of Business Acquired*

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future profits, however, increase the rate of amortization.

### *Reserves*

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Reserves interest rates vary by product and ranged from 1.5% to 7.8% for the years 2006, 2005, and 2004. Certain reserves also include unrealized gains and losses related to investments and unamortized realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2006, 2005, and 2004, reserve interest rates ranged from 4.9% to 5.9%.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

### Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

### Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2006 and 2005, unrealized capital losses of $7.3 and $8.3, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

### *Reinsurance*

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.7 billion and $2.8 billion at December 31, 2006 and 2005, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

### *Income Taxes*

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

## 2. Investments

### *Fixed Maturities and Equity Securities*

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2006.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 25.5 | $ 0.1 | $ - | $ 25.6 |
| U.S. government agencies and authorities | 276.6 | 3.6 | 3.3 | 276.9 |
| State, municipalities, and political subdivisions | 45.4 | 1.1 | 0.1 | 46.4 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 1,111.4 | 9.1 | 15.7 | 1,104.8 |
| Other corporate securities | 4,281.8 | 47.6 | 62.3 | 4,267.1 |
| Total U.S. corporate securities | 5,393.2 | 56.7 | 78.0 | 5,371.9 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 466.0 | 31.8 | 3.5 | 494.3 |
| Other | 2,000.4 | 28.3 | 33.3 | 1,995.4 |
| Total foreign securities | 2,466.4 | 60.1 | 36.8 | 2,489.7 |
| | | | | |
| Residential mortgage-backed securities | 4,529.8 | 52.4 | 82.2 | 4,500.0 |
| Commercial mortgage-backed securities | 2,261.3 | 14.0 | 28.6 | 2,246.7 |
| Other asset-backed securities | 1,258.1 | 6.5 | 10.1 | 1,254.5 |
| | | | | |
| Total fixed maturities, including securities pledged | 16,256.3 | 194.5 | 239.1 | 16,211.7 |
| Less: securities pledged | 1,106.2 | 6.4 | 13.1 | 1,099.5 |
| Total fixed maturities | 15,150.1 | 188.1 | 226.0 | 15,112.2 |
| Equity securities | 233.6 | 20.4 | 2.3 | 251.7 |
| | | | | |
| Total investments, available-for-sale | $ 15,383.7 | $ 208.5 | $ 228.3 | $ 15,363.9 |

[1] Primarily U.S. dollar denominated.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2005.

| | Amortized Cost | Gross Unrealized Capital Gains | Gross Unrealized Capital Losses | Fair Value |
|---|---|---|---|---|
| Fixed maturities: | | | | |
| U.S. Treasuries | $ 35.7 | $ 0.1 | $ - | $ 35.8 |
| U.S. government agencies and authorities | 468.4 | 0.5 | 8.4 | 460.5 |
| State, municipalities, and political subdivisions | 40.0 | 0.5 | 0.9 | 39.6 |
| | | | | |
| U.S. corporate securities: | | | | |
| Public utilities | 1,260.3 | 24.1 | 16.8 | 1,267.6 |
| Other corporate securities | 5,981.9 | 109.8 | 89.7 | 6,002.0 |
| Total U.S. corporate securities | 7,242.2 | 133.9 | 106.5 | 7,269.6 |
| | | | | |
| Foreign securities[1]: | | | | |
| Government | 704.4 | 30.0 | 7.7 | 726.7 |
| Other | 1,815.5 | 41.8 | 28.8 | 1,828.5 |
| Total foreign securities | 2,519.9 | 71.8 | 36.5 | 2,555.2 |
| | | | | |
| Residential mortgage-backed securities | 4,449.5 | 32.9 | 94.0 | 4,388.4 |
| Commercial mortgage-backed securities | 2,099.1 | 29.7 | 27.0 | 2,101.8 |
| Other asset-backed securities | 1,151.3 | 5.8 | 19.9 | 1,137.2 |
| | | | | |
| Total fixed maturities, including securities pledged | 18,006.1 | 275.2 | 293.2 | 17,988.1 |
| Less: securities pledged | 1,260.8 | 5.2 | 18.4 | 1,247.6 |
| Total fixed maturities | 16,745.3 | 270.0 | 274.8 | 16,740.5 |
| Equity securities | 166.9 | 4.4 | 1.2 | 170.1 |
| | | | | |
| Total investments, available-for-sale | $ 16,912.2 | $ 274.4 | $ 276.0 | $ 16,910.6 |

[1] Primarily U.S. dollar denominated.

At December 31, 2006 and 2005, net unrealized depreciation was $26.5 and $14.8, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. At December 31, 2006 and 2005, $52.4 and $48.6, respectively, of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2006, are shown below by contractual maturity.  Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due to mature: | | |
| One year or less | $ 303.3 | $ 302.5 |
| After one year through five years | 2,961.0 | 2,935.7 |
| After five years through ten years | 3,569.0 | 3,550.6 |
| After ten years | 1,373.8 | 1,421.7 |
| Mortgage-backed securities | 6,791.1 | 6,746.7 |
| Other asset-backed securities | 1,258.1 | 1,254.5 |
| Less: securities pledged | 1,106.2 | 1,099.5 |
| Fixed maturities, excluding securities pledged | $ 15,150.1 | $ 15,112.2 |

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2006 or 2005.

The Company does not have any significant exposure to subprime mortgage loans.  The only exposure, if any, would arise from the Company's investment in mortgage-backed securities.  These securities are primarily agency-backed and are highly rated.  The average rating was AAA at December 31, 2006.

At December 31, 2006 and 2005, fixed maturities with fair values of $11.2 and $11.0, respectively, were on deposit as required by regulatory authorities.

The Company has various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults.  The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated.  At December 31, 2006 and 2005, approximately 2.3% and 1.2%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

### *Equity Securities*

Equity securities, available-for-sale, included investments with fair values of $49.8 and $49.5 in ING proprietary funds as of December 31, 2006 and 2005, respectively.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Repurchase Agreements*

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements.  At December 31, 2006 and 2005, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $832.4 and $942.9, respectively.  The repurchase obligation related to dollar rolls and repurchase agreements totaled $833.2 and $941.1 at December 31, 2006 and 2005, respectively.

The Company also engages in reverse repurchase agreements.  At December 31, 2006, the Company did not have any reverse repurchase agreements.  At December 31, 2005, the carrying value of the securities in reverse repurchase agreements was $32.8.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract.  The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2006 and 2005.  The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is immaterial.

### *Unrealized Capital Losses*

Unrealized capital losses in fixed maturities at December 31, 2006 and 2005, were primarily related to interest rate movement, or spread widening, and to mortgage and other asset-backed securities.  Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows.  The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2006 and 2005.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| 2006 | Less than Six Months Below Amortized Cost | | More than Six Months and less than Twelve Months Below Amortized Cost | | More than Twelve Months Below Amortized Costs | | Total Unrealized Capital Loss | |
|---|---|---|---|---|---|---|---|---|
| Interest rate or spread widening | $ | 10.8 | $ | 4.8 | $ | 102.6 | $ | 118.2 |
| Mortgage and other asset-backed securities | | 11.0 | | 2.5 | | 107.4 | | 120.9 |
| Total unrealized capital losses | $ | 21.8 | $ | 7.3 | $ | 210.0 | $ | 239.1 |
| Fair value | $ | 2,447.4 | $ | 501.5 | $ | 6,726.2 | $ | 9,675.1 |
| | | | | | | | | |
| **2005** | | | | | | | | |
| Interest rate or spread widening | $ | 55.7 | $ | 33.9 | $ | 62.7 | $ | 152.3 |
| Mortgage and other asset-backed securities | | 41.8 | | 43.1 | | 56.0 | | 140.9 |
| Total unrealized capital losses | $ | 97.5 | $ | 77.0 | $ | 118.7 | $ | 293.2 |
| Fair value | $ | 5,941.1 | $ | 2,790.7 | $ | 2,643.6 | $ | 11,375.4 |

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 97.0% of the average book value. In addition, this category includes 1,193 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2006.

### *Other-Than-Temporary Impairments*

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2006, 2005, and 2004.

| | 2006 | | 2005 | | 2004 | |
|---|---|---|---|---|---|---|
| | Impairment | No. of Securities | Impairment | No. of Securities | Impairment | No. of Securities |
| U.S. Treasuries | $ 6.4 | 4 | $ 0.1 | 2 | $ - | - |
| U.S. corporate | 24.4 | 67 | 3.9 | 15 | - | - |
| Foreign | 4.2 | 10 | 0.3 | 1 | - | - |
| Residential mortgage-backed | 16.6 | 76 | 44.7 | 82 | 13.5 | 53 |
| Other asset-backed | 7.0 | 1 | - | - | - | - |
| Equity securities | 0.1 | 3 | - | - | - | - |
| Total | $ 58.7 | 161 | $ 49.0 | 100 | $ 13.5 | 53 |

The above schedule includes $16.1, $43.3, and $13.5, for the years ended December 31, 2006, 2005, and 2004, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $42.6 and $5.7 in write-downs for the years ended December 31, 2006 and 2005,

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

respectively, related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value, based upon the requirements of FSP FAS No. 115-1. The following table summarizes these write-downs recognized by type for the years ended December 31, 2006 and 2005.

| | 2006 | | 2005 | |
| | Impairment | No. of Securities | Impairment | No. of Securities |
|---|---|---|---|---|
| U.S. Treasuries | $ 6.4 | 4 | $ 0.1 | 2 |
| U.S. corporate | 24.4 | 67 | 2.3 | 13 |
| Foreign | 4.2 | 10 | - | - |
| Residential mortgage-backed | 0.6 | 1 | 3.3 | 2 |
| Other asset-backed | 7.0 | 1 | - | - |
| Total | $ 42.6 | 83 | $ 5.7 | 17 |

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2006 and 2005 was $687.7 and $470.8, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

### *Net Investment Income*

Sources of Net investment income were as follows for the years ended December 31, 2006, 2005, and 2004.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ 969.0 | $ 978.9 | $ 999.4 |
| Equity securities, available-for-sale | 10.5 | 9.7 | 7.1 |
| Mortgage loans on real estate | 93.6 | 73.0 | 56.0 |
| Policy loans | 13.2 | 30.0 | 8.1 |
| Short-term investments and cash equivalents | 2.4 | 2.7 | 2.4 |
| Other | 44.5 | 38.7 | 10.0 |
| Gross investment income | 1,133.2 | 1,133.0 | 1,083.0 |
| Less: investment expenses | 103.5 | 95.9 | 84.4 |
| Net investment income | $ 1,029.7 | $ 1,037.1 | $ 998.6 |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities using the first-in, first-out method. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2006, 2005, and 2004.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (67.0) | $ 1.0 | $ 51.8 |
| Equity securities, available-for-sale | 9.3 | 12.4 | 9.9 |
| Derivatives | (3.9) | 17.9 | (10.2) |
| Other | - | (0.3) | 1.3 |
| Less: allocation to experience-rated contracts | (64.6) | 9.0 | 42.0 |
| Net realized capital gains | $ 3.0 | $ 22.0 | $ 10.8 |
| After-tax net realized capital gains | $ 2.0 | $ 14.3 | $ 7.0 |

During the year ended December 31, 2006, Net realized capital gains decreased due to the higher other-than-temporary impairments recognized in 2006 and higher losses on derivatives.

Net realized capital gains allocated to experience-rated contracts were deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized capital gains allocated to experienced-rated contractowners were $164.5, $240.3, and $233.4, at December 31, 2006, 2005, and 2004, respectively.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross gains and losses, excluding those related to experience-related contracts, were as follows for the years ended December 31, 2006, 2005, and 2004.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Proceeds on sales | $ 6,481.2 | $ 10,062.3 | $ 10,236.3 |
| Gross gains | 109.0 | 161.1 | 146.9 |
| Gross losses | 110.9 | 93.9 | 70.9 |

## 3. Financial Instruments

### Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS No. 107"). FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

*Fixed maturities, available-for-sale*: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

*Equity securities, available-for-sale*: Fair values of these securities are based upon quoted market price. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion price, where applicable.

*Mortgage loans on real estate*: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

*Cash and cash equivalents, Short-term investments under securities loan agreement, and Policy loans*: The carrying amounts for these assets approximate the assets' fair values.

*Assets held in separate accounts*: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

*Investment contract liabilities (included in Future policy benefits and claim reserves)*:

> *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand.  However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

*Liabilities related to separate accounts*: Liabilities related to separate accounts are reported at full account value in the Company's Consolidated Balance Sheets.  Estimated fair values of separate account liabilities are equal to their carrying amount.

*Other financial instruments reported as assets and liabilities*: The carrying amounts for these financial instruments (primarily derivatives and limited partnerships) approximate the fair values of the assets and liabilities.  Derivatives are carried at fair value on the Consolidated Balance Sheets.

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2006 and 2005.

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Assets: | | | | |
| Fixed maturities, available-for-sale, including securities pledged | $ 16,211.7 | $ 16,211.7 | $ 17,988.1 | $ 17,988.1 |
| Equity securities, available-for-sale | 251.7 | 251.7 | 170.1 | 170.1 |
| Mortgage loans on real estate | 1,879.3 | 1,852.6 | 1,396.0 | 1,386.2 |
| Policy loans | 268.9 | 268.9 | 262.4 | 262.4 |
| Cash, cash equivalents, and short-term investments under securities loan agreement | 594.3 | 594.3 | 575.8 | 575.8 |
| Other investments | 398.9 | 398.9 | 144.6 | 144.6 |
| Assets held in separate accounts | 43,550.8 | 43,550.8 | 35,899.8 | 35,899.8 |
| Liabilities: | | | | |
| Investment contract liabilities: | | | | |
| With a fixed maturity | 1,475.1 | 1,529.2 | 1,772.7 | 1,886.3 |
| Without a fixed maturity | 14,407.2 | 14,367.8 | 14,936.4 | 14,896.0 |
| Derivatives | 45.1 | 45.1 | 26.7 | 26.7 |
| Liabilities related to separate accounts | 43,550.8 | 43,550.8 | 35,899.8 | 35,899.8 |

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows.  Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses).  In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

value be realized in immediate settlement of the instruments.    In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Derivative Financial Instruments*

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| *Interest Rate Caps* | | | | |
| Interest rate caps are used to manage the interest rate risk in the Company's fixed maturities portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. | $    - | $    519.6 | $    - | $    6.2 |
| *Interest Rate Swaps* | | | | |
| Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities.  Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. | 3,277.8 | 2,060.0 | 16.4 | 10.3 |
| *Foreign Exchange Swaps* | | | | |
| Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets.  Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually. | 204.4 | 126.5 | (30.9) | (23.7) |
| *Credit Default Swaps* | | | | |
| Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. | 756.8 | 70.5 | (2.5) | (1.0) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | Notional Amount | | Fair Value | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| *Total Return Swaps* | | | | |
| Total return swaps are used to assume credit exposure to a referenced index or asset pool. The difference between different floating-rate interest amounts calculated by reference to an agreed upon notional principal amount is exchanged with other parties at specified intervals. | $ 139.0 | $ 36.0 | $ 0.3 | $ 0.1 |
| *Swaptions* | | | | |
| Swaptions are used to manage interest rate risk in the Company's CMOB portfolio.  Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date. | 1,112.0 | 175.0 | 5.2 | - |
| *Embedded Derivatives* | | | | |
| The Company also has investments in certain fixed maturity instruments that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. | N/A* | N/A* | (2.7) | (4.2) |

 * N/A - not applicable.

*Credit Default Swaps*

As of December 31, 2006, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $344.3.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### 4.    Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2006, 2005, and 2004.

| | | |
|---|---:|---:|
| Balance at January 1, 2004 | $ | 308.0 |
| Deferrals of commissions and expenses | | 123.5 |
| Amortization: | | |
|    Amortization | | (43.5) |
|    Interest accrued at 5% to 7% | | 24.3 |
| Net amortization included in the Consolidated Statements of Operations | | (19.2) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 2.2 |
| Balance at December 31, 2004 | | 414.5 |
| Deferrals of commissions and expenses | | 123.1 |
| Amortization: | | |
|    Amortization | | (59.6) |
|    Interest accrued at 5% to 7% | | 30.7 |
| Net amortization included in the Consolidated Statements of Operations | | (28.9) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | 3.7 |
| Balance at December 31, 2005 | | 512.4 |
| Deferrals of commissions and expenses | | 136.0 |
| Amortization: | | |
|    Amortization | | (62.1) |
|    Interest accrued at 6% to 7% | | 37.5 |
| Net amortization included in the Consolidated Statements of Operations | | (24.6) |
| Change in unrealized capital gains (losses) on available-for-sale securities | | (0.2) |
| Balance at December 31, 2006 | $ | 623.6 |

The estimated amount of DAC to be amortized, net of interest, is $35.7, $38.7, $43.7, $38.7, and $36.1, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2006, 2005, and 2004.

| | |
|---|---:|
| Balance at January 1, 2004 | $ 1,415.4 |
| Deferrals of commissions and expenses | 50.1 |
| Amortization: | |
|    Amortization | (200.5) |
|    Interest accrued at 5% to 7% | 92.3 |
| Net amortization included in the Consolidated Statements of Operations | (108.2) |
| Change in unrealized capital gains (losses) on available-for-sale securities | 7.9 |
| Balance at December 31, 2004 | 1,365.2 |
| Deferrals of commissions and expenses | 49.3 |
| Amortization: | |
|    Amortization | (219.4) |
|    Interest accrued at 5% to 7% | 88.4 |
| Net amortization included in the Consolidated Statements of Operations | (131.0) |
| Change in unrealized capital gains (losses) on available-for-sale securities | 10.9 |
| Balance at December 31, 2005 | 1,294.4 |
| Deferrals of commissions and expenses | 46.2 |
| Amortization: | |
|    Amortization | (82.4) |
|    Interest accrued at 5% to 7% | 85.7 |
| Net amortization included in the Consolidated Statements of Operations | 3.3 |
| Change in unrealized capital gains (losses) on available-for-sale securities | (1.0) |
| Balance at December 31, 2006 | $ 1,342.9 |

The estimated amount of VOBA to be amortized, net of interest, is $95.3, $96.6, $105.9, $93.5, and $84.0, for the years 2007, 2008, 2009, 2010, and 2011, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

*Analysis of DAC and VOBA*

The decrease in Amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions.  In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

Amortization of DAC and VOBA increased in 2005 primarily due to increased gross profits, which were driven by higher fixed margins and variable fees because of higher average assets under management ("AUM"), partially offset by higher expenses.  The Company revised long-term separate account return and certain contractowner withdrawal behavior assumptions, as well as reflected current experience during 2005, resulting in a deceleration of amortization of DAC and VOBA of $11.7.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

During 2004, DAC and VOBA amortization increased principally due to higher actual gross profits, as a result of the fixed margins and fees earned on higher average fixed and variable AUM and fewer other-than-temporary impairments. The Company revised certain contractowner withdrawal behavior assumptions for its products during 2004, resulting in a deceleration of amortization of DAC and VOBA of $5.7.

## 5.  Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2006, 2005, and 2004, the Company paid $256.0, $20.5, and $83.5, respectively, in dividends on its common stock to its parent.

During 2006, Lion contributed to ILIAC DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2006, 2005, and 2004, the Company did not receive any cash capital contributions from its parent.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income was $125.7, $228.5, and $217.2, for the years ended December 31, 2006, 2005, and 2004, respectively. Statutory capital and surplus was $1,434.9 and $1,539.1 as of December 31, 2006 and 2005, respectively.

As of December 31, 2006, the Company did not utilize any statutory accounting practices that are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

## 6.  Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

As of December 31, 2006, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $3.3 billion and $0.7, respectively. As of December 31, 2005, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $3.7 billion and $0.8, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2006 and 2005 was $3.3 billion and $3.7 billion, respectively.

### 7.  Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group, whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006, 2005, and 2004, DSI, which merged with and into DSL on December 31, 2006, filed a consolidated federal income tax return as part of the ING AIH affiliated group and was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ILIAC's consolidated group filings with IICA for taxable year 2005, and prior taxable periods, were governed by a federal tax allocation agreement with IICA, whereby ILIAC charged its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credited IICA for losses at the statutory federal tax rate.

Income tax expense (benefit) consisted of the following for the years ended December 31, 2006, 2005, and 2004.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

| | | 2006 | | 2005 | | 2004 |
|---|---|---|---|---|---|---|
| Current tax (benefit) expense: | | | | | | |
| Federal | $ | 23.3 | $ | 4.9 | $ | 7.7 |
| State | | 20.0 | | 4.9 | | 3.2 |
| Total current tax expense | | 43.3 | | 9.8 | | 10.9 |
| Deferred tax expense: | | | | | | |
| Federal | | 79.4 | | 11.7 | | 46.1 |
| Total deferred tax expense | | 79.4 | | 11.7 | | 46.1 |
| Total income tax expense | $ | 122.7 | $ | 21.5 | $ | 57.0 |

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2006, 2005, and 2004.

| | | 2006 | | 2005 | | 2004 |
|---|---|---|---|---|---|---|
| Income before income taxes | $ | 424.5 | $ | 294.2 | $ | 277.5 |
| Tax rate | | 35.0% | | 35.0% | | 35% |
| Income tax at federal statutory rate | | 148.6 | | 103.0 | | 97.1 |
| Tax effect of: | | | | | | |
| Dividend received deduction | | (36.5) | | (25.8) | | (9.6) |
| IRS audit settlement | | - | | (58.2) | | (33.0) |
| State tax expense | | 13.0 | | 3.2 | | 2.1 |
| Other | | (2.4) | | (0.7) | | 0.4 |
| Income tax expense | $ | 122.7 | $ | 21.5 | $ | 57.0 |

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2006 and 2005, are presented below.

| | | 2006 | | 2005 |
|---|---|---|---|---|
| Deferred tax assets: | | | | |
| Insurance reserves | $ | 262.0 | $ | 275.5 |
| Unrealized gains allocable to experience-rated contracts | | 18.3 | | 17.0 |
| Investments | | 3.5 | | 18.8 |
| Postemployment benefits | | 74.7 | | 57.7 |
| Compensation | | 25.1 | | 37.6 |
| Other | | 19.9 | | 14.2 |
| Total gross assets | | 403.5 | | 420.8 |
| Deferred tax liabilities: | | | | |
| Value of business acquired | | (469.1) | | (453.0) |
| Net unrealized capital gains | | (15.9) | | (27.3) |
| Deferred policy acquisition costs | | (164.5) | | (123.6) |
| Total gross liabilities | | (649.5) | | (603.9) |
| Net deferred income tax liability | $ | (246.0) | $ | (183.1) |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Net unrealized capital gains (losses) are presented as a component of Other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. No valuation allowance was established at December 31, 2006 and 2005, as management believed the above conditions did not exist.

The Company had a payable of $28.5 to ING AIH under the intercompany tax sharing agreement at December 31, 2006 and a payable of $30.3 to the Internal Revenue Service ("IRS") at December 31, 2005 for federal income taxes.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Prior to 2006, deferred income of $17.2 was accumulated in the Policyholders' Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004, allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders' Surplus Account and, therefore, any potential tax on the accumulated balance.

The Company establishes reserves for possible proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against, any such adjustments.

In 2005, the IRS completed its examination of the Company's returns through tax year 2001. The provision for the year ended December 31, 2005 reflected non-recurring favorable adjustments, resulting from a reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers, and the merits of the Company's positions.

The IRS is examining the Company's income tax returns for tax years 2002 and 2003, with expected completion in early 2007. Management is not aware of any adjustments as a result of this examination that would have a material impact on the Company's financial statements. There are also various state tax audits in progress.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

**8.** **Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $23.8, $22.5, and $18.8, for 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

*Defined Contribution Plan*

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $9.7, $8.9, and $8.0, in 2006, 2005, and 2004, respectively, and are included in Operating expenses in the Statements of Operations.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

### Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2006 and 2005.

| | 2006 | 2005 |
|---|---|---|
| Change in Benefit Obligation: | | |
| Defined benefit obligation, January 1 | $ 106.8 | $ 104.1 |
| Interest cost | 5.5 | 6.0 |
| Benefits paid | (8.3) | (9.7) |
| Actuarial loss on obligation | (6.3) | 6.4 |
| Defined benefit obligation, December 31 | $ 97.7 | $ 106.8 |
| | | |
| Fair Value of Plan Assets: | | |
| Fair value of plan assets, December 31 | $ - | $ - |

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Amounts recognized in the Consolidated Balance Sheets consist of:

| | 2006 | 2005 |
|---|---|---|
| Accrued benefit cost | $ (97.7) | $ (101.8) |
| Intangible assets | - | 0.4 |
| Accumulated other comprehensive income | 14.1 | 17.8 |
| Net amount recognized | $ (83.6) | $ (83.6) |

At December 31, 2006 and 2005, the accumulated benefit obligation was $97.7 and $106.8, respectively.

*Assumptions*

The weighted-average assumptions used in the measurement of the December 31, 2006 and 2005 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

| | 2006 | 2005 |
|---|---|---|
| Discount rate at beginning of period | 5.50% | 6.00% |
| Rate of compensation increase | 4.00% | 4.00% |

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of ING Americas' Retirement Plan. Based upon all available information, it was determined that 5.9% was the appropriate discount rate as of December 31, 2006, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by SFAS No. 87, "Employers' Accounting for Pensions", the 5.9% discount rate will also be used to determine the Company's 2007 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

The weighted-average assumptions used in calculating the net pension cost were as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Discount rate | 5.90% | 6.00% | 6.25% |
| Rate of increase in compensation levels | 4.00% | 4.00% | 3.75% |

The weighted average assumptions used in calculating the net pension cost for 2006 were as indicated above (5.9% discount rate, 4.0% rate of compensation increase). Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Net Periodic Benefit Costs*

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2006, 2005, and 2004, were as follows:

| | | **2006** | | **2005** | | **2004** |
|---|---|---|---|---|---|---|
| Interest cost | $ | 5.5 | $ | 6.0 | $ | 5.9 |
| Net actuarial loss recognized in the year | | 2.0 | | 1.3 | | - |
| Unrecognized past service cost recognized in the year | | 0.2 | | 0.2 | | 0.2 |
| The effect of any curtailment or settlement | | 0.4 | | 0.3 | | 0.1 |
| Net periodic benefit cost | $ | 8.1 | $ | 7.8 | $ | 6.2 |

*Cashflows*

In 2007, the employer is expected to contribute $13.5 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2007 through 2011, and thereafter through 2016, are estimated to be $13.5, $13.1, $9.8, $9.4, $8.2, and $25.4, respectively.

*Other*

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America will make changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

**Other Benefit Plans**

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2006, 2005, and 2004, were $1.5, $1.4, and $2.5, respectively.

## 9.    Related Party Transactions

### Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $62.2, $61.7, and $58.8, respectively.
- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $175.3, $138.5, and $132.9, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002. For the years ended December 31, 2006, 2005, and 2004, net expenses related to the agreement were incurred in the amount of $12.4, $17.8, and $8.6, respectively.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL acts as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2006, 2005, and 2004, commissions were collected in the amount of $429.2, $378.1, and $375.0. Such commissions are, in turn, paid to broker-dealers.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

- Services agreements with Lion, ING USA, and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets in the variable separate accounts. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amount of $70.8, $46.3, and $37.6, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets. For the years ended December 31, 2006, 2005, and 2004, expenses were incurred in the amounts of $8.8, $6.4, and $5.3, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

### *Investment Advisory and Other Fees*

During 2006, 2005, and 2004, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts amounted to $289.9, $263.0, and $209.2 (excludes fees paid to ING Investment Management Co.) in 2006, 2005, and 2004, respectively. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL.

DSL serves as the investment advisor, transfer agent, and administrator, to ING Investors Trust (the "Trust"), an affiliate. Under a unified fee agreement, DSL provides all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets. For the years ended December 31, 2006, 2005, and 2004, revenue for these services was $233.9, $174.6, and $138.2, respectively. At December 31, 2006 and 2005, DSL had $22.1 and $17.2, respectively, receivable from the Trust under the unified fee agreement.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $1.8, $0.7, and $0.2, for the years ended December 31, 2006, 2005, and 2004, respectively, and earned interest income of $3.3, $1.1, and $1.3, for the years ended December 31, 2006, 2005, and 2004, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At December 31, 2006 and 2005, ILIAC had $45.0 and $131.0, respectively, receivable from ING AIH under the reciprocal loan agreement.

### Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Notes") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 notes receivable from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2006 and 2005 was $11.1.

### Tax Sharing Agreements

Effective January 1, 2006, the Company is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006, 2005, and 2004, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

## 10. Financing Agreements

ILIAC maintains a $100.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the years ended December 31, 2006, 2005, and 2004. At December 31, 2006 and 2005, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $75.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $75.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred minimal interest expense for the year ended December 31, 2006 and no interest expense for the year ended December 31, 2005. At December 31, 2006 and 2005, ILIAC had no amounts outstanding under the line-of-credit agreement.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006. At December 31, 2006, ILIAC had no amounts outstanding under the line-of-credit agreement.

Also see Financing Agreements in the Related Party Transactions footnote.

## 11. Reinsurance

At December 31, 2006, the Company had reinsurance treaties with eight unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2006, the Company did not have reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company has assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $17.4 and $17.8 were maintained for this contract as of December 31, 2006 and 2005, respectively.

Reinsurance ceded in force for life mortality risks were $22.4 and $24.2 at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, net receivables were comprised of the following:

|  | 2006 | 2005 |
|---|---|---|
| Claims recoverable from reinsurers | $ 2,727.1 | $ 2,806.6 |
| Payable for reinsurance premiums | (1.2) | (1.7) |
| Reinsured amounts due to reinsurer | (0.5) | (0.3) |
| Reserve credits | 0.8 | 1.1 |
| Other | (10.8) | (9.0) |
| Total | $ 2,715.4 | $ 2,796.7 |

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2006, 2005, and 2004.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Deposits ceded under reinsurance | $ 199.0 | $ 215.5 | $ 244.9 |
| Premiums ceded under reinsurance | 0.5 | 0.4 | 0.5 |
| Reinsurance recoveries | 359.0 | 363.7 | 395.2 |

## 12. Commitments and Contingent Liabilities

### *Leases*

The Company leases its office space and certain other equipment under various operating leases, the longest term of which expires in 2014.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

For the years ended December 31, 2006, 2005, and 2004, rent expense for leases was $17.8, $17.4, and $17.2, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2007 through 2011 are estimated to be $16.9, $3.6, $2.6, $1.6, and $0.9, respectively, and $0.8 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

### *Commitments*

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2006, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $706.8, $322.3 of which was with related parties. At December 31, 2005, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $516.7, $398.0 of which was with related parties. During 2006 and 2005, $79.4 and $42.4, respectively, was funded to related parties under off-balance sheet commitments.

### *Financial Guarantees*

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2006, the maximum liability to the Company under the guarantee was $30.0.

### *New Construction*

During the second half of 2006, NWL entered into agreements for site development and facility construction at the Windsor Property (collectively, the "Construction Agreements"), with a maximum estimated cost of $81.5 under the Construction Agreements. Costs incurred under the Construction Agreements and other agreements associated with the construction, acquisition and development of the corporate office facility totaled $27.6 for the year ended December 31, 2006. These costs were capitalized in Property and equipment on the Consolidated Balance Sheet.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

### *Litigation*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business.  Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief.  Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

### *Other Regulatory Matters*

### *Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry.  In each case, the Company and its affiliates have been and are providing full cooperation.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

*Insurance and Retirement Plan Products and Other Regulatory Matters*

The New York Attorney General, other federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Action may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed.  The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability.  It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

### 13.    Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2006, 2005, and 2004.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net unrealized capital gains (losses): |  |  |  |
| Fixed maturities, available-for-sale | $ (44.6) | $ (18.0) | $ 482.1 |
| Equity securities, available-for-sale | 18.1 | 3.2 | 8.7 |
| DAC/VOBA adjustment on available-for-sale securities | 3.9 | 5.1 | (9.5) |
| Sales inducements adjustment on available-for-sale securities | 0.1 | 0.1 | (0.1) |
| Premium deficiency reserve adjustment | (37.5) | (23.6) | - |
| Other investments | 0.8 | 1.2 | 1.3 |
| Less: allocation to experience-rated contracts | (52.4) | (48.6) | 357.5 |
| Unrealized capital (losses) gains, before tax | (6.8) | 16.6 | 125.0 |
| Deferred income tax asset (liability) | 2.4 | (10.3) | (41.2) |
| Net unrealized capital (losses) gains | (4.4) | 6.3 | 83.8 |
| Pension liability, net of tax | (9.6) | (11.6) | (16.7) |
| Accumulated other comprehensive (loss) income | $ (14.0) | $ (5.3) | $ 67.1 |

Net unrealized capital (losses) gains allocated to experience-rated contracts of $(52.4) and $(48.6) at December 31, 2006 and 2005, respectively, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

**ING Life Insurance and Annuity Company and Subsidiaries**
**(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)**
**Notes to Consolidated Financial Statements**
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, were as follows for the years ended December 31, 2006, 2005, and 2004.

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Fixed maturities, available-for-sale | $ (26.6) | $ (500.1) | $ (133.0) |
| Equity securities, available-for-sale | 14.9 | (5.5) | (5.1) |
| DAC/VOBA adjustment on available-for-sale securities | (1.2) | 14.6 | 10.1 |
| Sales inducements adjustment on available-for-sale securities | - | 0.2 | (0.1) |
| Premium deficiency reserve adjustment | (13.9) | (23.6) | - |
| Other investments | (0.4) | (0.1) | (59.7) |
| Less: allocation to experience-rated contracts | (3.8) | (406.1) | (134.0) |
| Unrealized capital gains (losses), before tax | (23.4) | (108.4) | (53.8) |
| Deferred income tax asset (liability) | 12.7 | 30.9 | 21.6 |
| Net change in unrealized capital gains (losses) | $ (10.7) | $ (77.5) | $ (32.2) |

|  | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net unrealized capital holding gains (losses) arising during the year [1] | $ (43.6) | $ (38.2) | $ (1.8) |
| Less: reclassification adjustment for gains (losses) and other items included in Net income [2] | (32.9) | 39.3 | 30.4 |
| Net change in unrealized capital gains (losses) | $ (10.7) | $ (77.5) | $ (32.2) |

[1] Pretax unrealized holding gains (losses) arising during the year were $(95.4), $(53.4), and $(3.0), for the years ended December 31, 2006, 2005, and 2004, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income were $(72.0), $55.0, and $50.8, for the years ended December 31, 2006, 2005, and 2004, respectively.

## QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

| 2006 | First* | | Second* | | Third* | | Fourth | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 532.5 | $ | 551.2 | $ | 548.5 | $ | 597.7 |
| Income before income taxes | | 80.4 | | 116.9 | | 84.3 | | 142.9 |
| Income tax expense | | 21.6 | | 34.2 | | 16.6 | | 50.3 |
| Net income | $ | 58.8 | $ | 82.7 | $ | 67.7 | $ | 92.6 |

| 2005 | First* | | Second* | | Third* | | Fourth* | |
|---|---|---|---|---|---|---|---|---|
| Total revenue | $ | 511.7 | $ | 536.5 | $ | 529.7 | $ | 519.8 |
| Income before income taxes | | 55.0 | | 76.0 | | 87.3 | | 75.9 |
| Income tax expense (benefit) | | 17.0 | | 23.9 | | (40.9) | | 21.5 |
| Net income | $ | 38.0 | $ | 52.1 | $ | 128.2 | $ | 54.4 |

*Amounts have been restated to reflect the contribution of Directed Services, Inc. on December 1, 2006. See the "Organization and Significant Accounting Policies" footnote for further information regarding the contribution.